Form 20-F
period 2002-06-30
ANSELL LTD
filed 2002-12-30
CIK 791440

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended 30 June 2002
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________ to __________

Commission file number  0-15850

                                 ANSELL LIMITED
             ------------------------------------------------------
                     (Australian Company Number 004 085 330)
             (Exact name of Registrant as specified in its charter)

                                 ANSELL LIMITED
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               VICTORIA, AUSTRALIA
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organisation)

        Level 3, 678 Victoria Street, Richmond, Victoria, 3121, Australia
        -----------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class     Name of each exchange on which registered
             None                               None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                 Ordinary Shares
                           ---------------------------
                           American Depositary Shares*
                           ---------------------------

* Evidenced by American Depositary Receipts, each American Depositary Share representing four (4) Ordinary Shares

Securities registered or to be registered pursuant to Section 15(d) of the Act.
                                      None
                                   ----------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                Ordinary Shares - 186,395,200 (at 30 June 2002)**

** This figure includes 825,276 shares represented by the 206,319 American Depositary Shares outstanding on 30 June 2002.

                                   ----------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                         [X] Yes     [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow

                                                         [ ] Item 17 [X] Item 18

CONTENTS - BUSINESS DESCRIPTION AND FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

SEC ITEM                                                                             PAGE NO

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............................1
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE............................................2
ITEM 3: KEY INFORMATION....................................................................3
     3A   Selected Financial Data..........................................................3
     3B   Capitalisation and Indebtedness..................................................5
     3C   Reasons for the Offer and use of Proceeds........................................5
     3D   Risk Factors.....................................................................5
ITEM 4: INFORMATION ON THE COMPANY.........................................................8
     4A   History and Development of the Company...........................................8
     4B   Business Overview...............................................................10
     4C   Organisational Structure........................................................16
     4D   Property, Plant and Equipment...................................................16
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................17
     5A   Operating Results...............................................................17
     5B   Liquidity and Capital Resources.................................................24
     5C   Research and Development........................................................26
     5D   Trend Information...............................................................26
     5E   Critical Accounting Policies....................................................26
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................28
     6A   Directors and Senior Management.................................................28
     6B   Compensation....................................................................30
     6C   Board Practices.................................................................32
     6D   Employees.......................................................................36
     6E   Share Ownership.................................................................37
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................39
     7A   Major Shareholders..............................................................39
     7B   Related Party Transactions......................................................39
ITEM 8: FINANCIAL INFORMATION.............................................................40
     8A   Consolidated Statements and other Financial Information.........................40
     8B   Significant Changes.............................................................40
ITEM 9: THE OFFER AND LISTING.............................................................41
ITEM 10: ADDITIONAL INFORMATION...........................................................42
     10A  Share Capital...................................................................42
     10B  Constitution....................................................................42
     10C  Material Contracts..............................................................44
     10D  Exchange Controls...............................................................45
     10E  Australian Taxation.............................................................54
     10F  Dividends and Paying Agents.....................................................56
     10G  Statement by Experts............................................................56
     10H  Documents on Display............................................................56
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................57
     Derivative Financial Instruments.....................................................57
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................63
PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................64
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS.........................65

CONTENTS - BUSINESS DESCRIPTION AND FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

SEC ITEM                                                                             PAGE NO

PART III
ITEMS 17 & 18: FINANCIAL STATEMENTS...................................................... 66
     Statements of Financial Performance................................................. 66
     Statements of Financial Position.................................................... 67
     Industry Segments................................................................... 68
     Statements of Cash Flows............................................................ 70
     Notes to Financial Statements....................................................... 71
     1.   Summary of Significant Accounting Policies..................................... 71
     2.   Change in Accounting Policy.................................................... 78
     3.   Total Revenue.................................................................. 78
     4.   Profit/(Loss) from ordinary activities before income tax....................... 79
     5.   Contributed Equity............................................................. 80
     6.   (Accumulated Losses)/Retained Profits and Reserves............................. 82
     7.   Total Equity Reconciliation.................................................... 83
     8.   Income Tax..................................................................... 83
     9.   Dividends Paid and Declared.................................................... 84
     10.  Outside Equity Interests....................................................... 84
     11.  Cash........................................................................... 84
     12.  Receivables.................................................................... 85
     13.  Inventories.................................................................... 85
     14.  Investments.................................................................... 86
     15.  Property, Plant and Equipment.................................................. 87
     16.  Intangibles.................................................................... 89
     17.  Deferred Tax Assets............................................................ 89
     18.  Payables....................................................................... 90
     19.  Interest Bearing Liabilities................................................... 91
     20.  Provisions..................................................................... 93
     21.  Other Liabilities.............................................................. 94
     22.  Dissection of Liabilities...................................................... 94
     23.  Expenditure Commitments........................................................ 95
     24.  Superannuation................................................................. 96
     25.  Ownership-Based Remuneration Schemes........................................... 97
     26.  Contingent Liabilities......................................................... 99
     27.  Financial Instruments..........................................................101
     28.  Directors' and Executives' Remuneration........................................105
     29.  Service Agreements.............................................................107
     30.  Notes to the Business Segments Report..........................................107
     31.  Notes to the Statements of Cash Flows..........................................108
     32.  Acquisition of Controlled Entities and Material Businesses.....................110
     33.  Disposal of Controlled Entities and Material Businesses........................110
     34.  Related Party Disclosures......................................................110
     35   Earnings per Share.............................................................114
     36.  Environmental Matters..........................................................115
     37.  Particulars Relating to Controlled Entities....................................116
     38.  Investments in Associates......................................................120
     39.  Major differences between Australian GAAP and US GAAP..........................121
     40.  Reconciliation to United States Generally Accepted Accounting
          Principles (U.S. GAAP).........................................................127
DIRECTORS' DECLARATION...................................................................133
INDEPENDENT AUDIT REPORT.................................................................134
SIGNATURE................................................................................135

CONTENTS - BUSINESS DESCRIPTION AND FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

SEC ITEM                                                                             PAGE NO

PART III  (continued)
CERTIFICATIONS...........................................................................136
SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002.........................140
     Directors Report....................................................................140
     Statement of Financial Performance..................................................144
     Statement of Financial Position.....................................................145
     Statement of Cash Flows.............................................................146
     Notes to the Financial Statements...................................................147
     Directors' Declaration..............................................................169
     Independent audit report............................................................170
ITEM 19: EXHIBITS........................................................................171
     Exhibit Index.......................................................................171

                                                                          PART I

ITEM 1 : IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--------------------------------------------------------------------------------
Not Applicable

                                                                          PART I

ITEM 2 : OFFER STATISTICS AND EXPECTED TIMETABLE
--------------------------------------------------------------------------------
Not Applicable

                                                                          PART I

ITEM 3 : KEY INFORMATION
--------------------------------------------------------------------------------

3A      SELECTED FINANCIAL DATA

The following selected financial data for the five year period ended 30 June 2002 has been derived from Ansell Limited's audited consolidated financial statements (the "Financial Statements") and should be read in conjunction with and are qualified in their entirety by reference to those statements and accompanying notes thereto. Such Financial Statements have been audited by KPMG, independent accountants.

Except as set forth below, Ansell Limited's consolidated financial statements are prepared in accordance with Australian GAAP, which varies in certain material respects from U.S. GAAP. For discussion of the major differences and a reconciliation of the material differences between Australian GAAP and US GAAP as they relate to Ansell Limited, see Notes 39 and 40 to the Financial Statements.

IN MILLIONS OF A$, EXCEPT PER SHARE                                                       FOR YEARS ENDED 30 JUNE
 & PER ADS AMOUNTS                                                          2002        2001        2000        1999        1998
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL PERFORMANCE DATA
AMOUNTS PREPARED IN ACCORDANCE WITH AUSTRALIAN GAAP :
Sales revenue (excluding South Pacific Tyres)                                2,223       4,157       5,726       5,680       5,473
Depreciation and amortization                                                   53          95         149         156         155
Net profit before minority interest, goodwill amortization, net interest expense including borrowing costs and income tax expense from
 continuing operations                                                         135         115         100         125         106
Net profit/(loss) before minority interest, goodwill amortization, net interest expense including borrowing costs and income tax expense from
 non recurring activities                                                     (108)         79          (9)        276         260
Goodwill amortization                                                           29          41          41          41          40
Net Interest expense including borrowing costs                                  55          99         103         106         103
Net profit/(loss) before income tax                                            (57)         54         (53)        163          68
Income tax expense                                                              56         190          30          51          44
Outside equity interest after tax                                               (3)         (3)         (4)         (6)          1
Net profit after income tax                                                   (116)       (139)        (87)        106          25
AMOUNTS PREPARED IN ACCORDANCE WITH US GAAP :
Sales revenue from continuing operations                                     1,414       1,412       1,173       1,185       1,078
Income/(loss) from continuing operations                                       (75)       (223)        (31)         37          11
Net income/(loss)                                                             (184)       (195)        (42)        119        (118)
SHARE INFORMATION /(1)/
AMOUNTS PREPARED IN ACCORDANCE WITH AUSTRALIAN GAAP :
Number of shares on issue (millions)                                           188         188         209         206         206
Basic Earnings per share  ($'s)                                              (0.62)      (0.72)      (0.42)       0.51        0.12
Basic Earnings per ADS  ($'s)                                                (2.48)      (2.88)      (1.68)       2.04        0.48
Dividends provided for or paid                                                   -          47         103         144         144
Dividends per ordinary share ($'s)                                               -        0.05        0.10        0.14        0.14
Dividends per ADS  ($'s)                                                         -        0.20        0.40        0.56        0.56
Dividends per ADS - US$ /(2)/                                                    -        0.10        0.23        0.35        0.35
AMOUNTS PREPARED IN ACCORDANCE WITH US GAAP : /(3)/
Basic Earnings per share - continuing operations/(4)/ ($'s)                  (0.40)      (1.15)      (0.15)       0.18        0.05
Basic Earnings per ADS - continuing operations ($'s)                         (1.60)      (4.60)      (0.60)       0.72        0.20
Basic Earnings per share - net income/(loss) ($'s)                           (0.98)      (1.01)      (0.20)       0.58       (0.57)
Basic Earnings per ADS - net income/(loss) ($'s)                             (3.92)      (4.04)      (0.80)       2.32       (2.28)
STATEMENT OF FINANCIAL POSITION DATA (AT YEAR END)
AMOUNTS PREPARED IN ACCORDANCE WITH AUSTRALIAN GAAP :
Current assets                                                                 822       1,803       3,344       3,071       3,056
Total assets                                                                 1,833       3,476       5,086       5,219       5,599
Current liabilities                                                            389       1,450       2,863       2,581       2,780
Non-current liabilities                                                        568         960         723       1,004       1,127
Shareholders' equity                                                           876       1,066       1,500       1,634       1,692
AMOUNTS PREPARED IN ACCORDANCE WITH US GAAP /(2)/ :
Current assets                                                                 821       1,802       3,342       3,070       3,055
Total assets                                                                 1,847       3,561       5,193       5,321       5,680
Current liabilities                                                            389       1,427       2,797       2,512       2,686
Long term debt (including leases)                                              517         862         628         783         850
Shareholders' equity                                                           877       1,154       1,656       1,786       1,829

                                                                          PART I

ITEM 3 : KEY INFORMATION
--------------------------------------------------------------------------------

3A      SELECTED FINANCIAL DATA (continued)

(1) Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on 12 April 2002. Where appropriate prior year comparatives have been adjusted to take into account this share consolidation.
(2) US$ amount of A$ dividends translated at the Noon Buying Rate on the respective A$ dividend payment dates, which represents approximately the actual US$ dividend paid to holders of American Depositary Shares (ADSs) by the Depositary.
(3) The principle differences between Australian GAAP and US GAAP are explained in Notes 39 and 40 to the Financial Statements.
(4) Diluted earnings per share have not been disclosed, as they are not materially different from basic earnings per share.

EXCHANGE RATES
Ansell Limited publishes its consolidated financial statements in Australian dollars (A$ or $). Unless specified or the context otherwise requires, references to US$ or US dollars are to United States dollars and references to $ or A$ are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified exchange rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") on specified dates.

The rate of exchange of A$1.00 to US$ based on the noon buying rate on 30 November 2002 was 0.5617

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 to US$ based on the noon buying rate.

For the last six months

US$ PER A$1.00                                               HIGH        LOW
------------------------------------------------------------------------------
November 2002                                               0.5663      0.5562
October 2002                                                0.5596      0.5405
September 2002                                              0.5535      0.5410
August 2002                                                 0.5547      0.5225
July 2002                                                   0.5710      0.5340
June 2002                                                   0.5796      0.5554
For the last five fiscal years

US$ PER A$1.00            2002     2001     2000     1999     1998
-------------------------------------------------------------------
Average Rate /(1)/       0.5221   0.5377   0.6280   0.6248   0.6820

/(1)/ The daily average of the noon buying rate on the last business day of each calendar month during the period.

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of the ordinary shares on the Australian Stock Exchange Limited, and as a result, are likely to affect the market price of Ansell Limited's ADSs in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the ordinary shares underlying the ADSs.

                                                                          PART I

ITEM 3 : KEY INFORMATION
--------------------------------------------------------------------------------

3A      SELECTED FINANCIAL DATA (continued)

Ansell's borrowings are significantly US dollar based, reflecting the major currency of the foreign investments of the company and its subsidiaries. Ansell does not have a program to hedge foreign assets, but aligns the currency of its borrowings to the currency of its assets and underlying cash flows.

Ansell Limited purchases forward exchange contracts to cover exchange rate risks on import/export transactions. The Company believes it has reduced substantially its exposure to movements in exchange rates with respect to these transactions. The Company remains exposed, however, to fluctuations in exchange rates to the extent that the results of operations of its foreign subsidiaries are denominated in currencies other than Australian dollars and are translated for each relevant financial period into Australian dollars at the average exchange rate for the period. To partially offset this exposure, the Company instigated in April 2001 a six-month rolling hedge of 75% of Ansell's anticipated Euro revenues against the US dollar, which is the principal functional currency of Ansell. This program was suspended in June 2002 while management examined a number of alternative approaches.

3B      CAPITALISATION AND INDEBTEDNESS

Not Required

3C      REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Required

3D      RISK FACTORS

The following list of risks and uncertainties may not be exhaustive. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm Ansell's business, results of operations and financial condition.

Since a substantial portion of Ansell's costs and net sales are incurred and realised in currencies other than Australian dollars, fluctuations in currency exchange rates could have a material effect on the results of operations.

Due to the worldwide locations of Ansell's manufacturing facilities, a substantial portion of costs are incurred in currencies other than Australian dollars, primarily the U.S. dollar and currencies of various Southeast Asian countries. In fiscal years 2000, 2001 and 2002, all Ansell's manufacturing costs were denominated in currencies other than Australian dollars.

Similarly, due to the worldwide presence of Ansell's customer base, a substantial portion of net sales is realised in various currencies other than Australian dollars, primarily U.S. dollars, euros and to a lesser extent British pounds, Canadian dollars and several other currencies. For each of fiscal years 2000, 2001 and 2002, approximately 95% of net sales were denominated in currencies other than Australian dollars. Net sales and costs are not aligned in certain regions, which limits natural currency hedges.

We expect that a large part of Ansell's costs and sales will continue to be in non-Australian currencies. As a result, fluctuations in currency exchange rates, particularly of the U.S. dollar, various Southeast Asian currencies and the euro relative to the Australian dollar could have a material positive or negative effect on the results of operations.

Ansell's board of directors determines the currency and hedging strategies. These strategies should reduce but not eliminate the risks of currency exchange rate fluctuations and will result in transaction costs associated with hedging transactions.

                                                                          PART I

ITEM 3 : KEY INFORMATION
--------------------------------------------------------------------------------

3D      RISK FACTORS (continued)

The public market for Ansell Limited's shares may fluctuate.

The market price of Ansell Limited's shares could fluctuate significantly in response to various factors, including:

..       actual or anticipated variations in semi-annual operating results, including currency translation,
..       announcements of technological innovations or new services or products by Ansell or Ansell's competitors,
..       the operating and stock price performance of other comparable companies,
..       changes in financial estimates by securities analysts,
..       changes in Ansell's expected capital needs, and
..       announcements relating to strategic relationships, mergers or consolidations by Ansell's competitors or us.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of Ansell Limited's common stock. General economic, political and market conditions, like recessions and interest rate fluctuations, may also have an adverse effect on the market price of Ansell Limited's shares.

Ansell's manufacturing operations are based, and revenues originate, in many different countries and are, therefore, subject to instability and fluctuation in political, diplomatic and economic conditions, including changes in policies regarding taxation.

In fiscal year 2002, approximately 68% of the Ansell's manufacturing operations, measured in terms of cost of production, and approximately 52% of Ansell's net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we have operations that could adversely affect the financial results, restrict Ansell's ability to expand or limit the current operations.

Ansell's latex product factories and latex concentrate manufacturing and processing plants outside the United States are located in Malaysia, Thailand, Sri Lanka, India and Mexico, as are those of many of Ansell's competitors. As a result, we are directly affected by the political and economic conditions, to the extent that they affect on the export of product from manufacturing plants that exist in those parts of the world. Any political or economic instability, a significant increase in the rate of corporate taxation, a discontinuance or reduction in export tax rebates or any other change in a country's policies regarding foreign ownership of manufacturing facilities could adversely affect the results of operations. We expect that non-U.S. production costs will continue to represent the major portion of such costs.

We also expect that we will be subject to the risks of conducting business internationally, including foreign currency exchange rate fluctuations, unexpected changes in regulatory requirements, tariffs and other barriers. The results of operations may be adversely affected by these factors.

Several of Ansell Limited's subsidiaries, and the Company in some instances, are defendants in product liability lawsuits related to products manufactured and sold by subsidiaries. Although we cannot quantify Ansell's exposure in these cases, we are incurring and expect to incur additional expenses in defending these. Some of those expenses, as well as judgements that could be entered against us, may not be covered by insurance.

Ansell, and other companies in its industry, are currently defendants in numerous product liability lawsuits alleging fault for allergic reactions to natural rubber latex gloves experienced by some users. As of 30 June 2002, Ansell was a defendant along with other manufacturers and distributors of latex gloves in 367 lawsuits filed in the United States and 1 in Australia on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves.

                                                                          PART I

ITEM 3 : KEY INFORMATION
--------------------------------------------------------------------------------

3D      RISK FACTORS (continued)

The lawsuits allege, among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. As of 30 June 2002, the 367 lawsuits pending against us in the United States represented approximately 50% of latex-related cases filed against all defendants in the United States.

In the United States, we had 332 and 379 latex allergy lawsuits pending against us at 30 June 2000 and 30 June 2001, respectively. We are unable to anticipate how many additional plaintiffs may file similar lawsuits or how many lawsuits may be filed in other countries.

Ansell is subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and could be subject to liability.

The design, development, manufacturing, marketing and labelling of Ansell's products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the Food and Drug Administration and the European Committee for Standardisation, known as the FDA and CEN, respectively. The regulatory process can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, it is possible that regulatory approval may not be obtained for a new product.

Failure to comply with applicable regulatory requirements can result in actions that could adversely affect Ansell's business and financial performance.

Ansell is heavily dependent upon the rubber crop and the availability of latex concentrate, and a material disruption in the regular supply of rubber for latex concentrate or increases in the price of latex concentrate could negatively affect the results of operations.

Ansell accounted for approximately 6% of worldwide liquid natural latex consumption in fiscal 2002.

Ansell's ability to produce natural latex products is heavily dependent upon the regular availability of raw rubber harvested by independent growers in Southeast Asia and processed into latex concentrate. A material disruption in the regular supply of rubber for latex concentrate due to weather or other natural phenomena, labour or transportation stoppages or shortages, political unrest or otherwise, would cause adverse effects to Ansell's business, financial condition and results of operations. In addition, rubber is a commodity traded on world commodities exchanges and is subject to price fluctuations driven by changing market conditions.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

OVERVIEW

The fiscal year of Ansell Limited ("Ansell Limited" or the "Company", which, unless the context otherwise requires, includes Ansell Limited and its consolidated subsidiaries) ends on 30 June. The fiscal year ended 30 June 2002 is referred to herein as "2001-2002" or "fiscal year 2002" and other fiscal years are referred to in a similar manner.

This Annual Report contains forward looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Annual Report the words "anticipate," "estimate," "believe," "expect," "potential," "should" and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make numerous assumptions with respect to the Company's operations, potential exposure, industry performance, general business, economic and regulatory conditions, access to markets and materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialise or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected. The Company believes that a number of important factors could cause the Company's actual results to differ from those that may have been or may be projected in forward looking statements made by or on behalf of the Company from time to time. These factors include the economic situation in those areas of the world where the Company has substantial operations, customers or consumers, foreign currency exchange rates, the success of the Company's business strategies including cost cutting and consolidations, ability of the Company to take advantage of growth opportunities through acquisitions, positioning of business segments, future production output capacity, litigation, environmental risks, and risks of derivative instruments. See also "Risk Factors" in Item 3 of this Annual Report. The forward looking statements in this Annual Report are contained principally under Item 5 - "Operating and Financial Review and Prospects."

4A      HISTORY AND DEVELOPMENT OF THE COMPANY

Ansell Limited's business originated in 1893 as a branch of Dunlop of the United Kingdom ("Dunlop UK") conducting an Australian bicycle tire business. The Company was incorporated under the Corporations Act of Australia (the "Corporations Act") on 16 August 1920 in Victoria, Australia under the name of Dunlop Rubber Company of Australia Limited, at which time it acquired the rights in Australia to the trademark and tradename Dunlop and the right to use certain technology of Dunlop UK.

Until the 1960s the Company was engaged primarily in the manufacture of rubber based products. During the 1960s and the 1970s, the Company undertook a geographic and product diversification program, including the addition of clothing and footwear businesses (which were the foundation for the Pacific Brands Group) and the establishment of manufacturing facilities in Malaysia, New Zealand and the Philippines.

In 1980, the Company merged with another Australian industrial company, Olympic Consolidated Industries Limited ("Olympic"), which was engaged in the tire, polyurethane foam, cable and polystyrene businesses. Both the Company and Olympic had substantial tire manufacturing operations in an industry with over capacity, and the merger led to significant consolidation. After the merger, the Company operated under the name Dunlop Olympic Limited until 1986, when it changed its name to Pacific Dunlop Limited.

In 1984, the Company acquired the New Zealand businesses of Canzac Cables Ltd and Dunlop New Zealand Ltd. With their cables, tire manufacturing and retailing, industrial products and sporting goods operations fitting in well with the Company's operations in Australia.

During the course of the 1980s, the Company further expanded its operations in Australia and internationally through acquisitions, increased international marketing activity and the construction of new manufacturing facilities, particularly in Asia and North America. The Company also completed a series of joint ventures which complemented and strengthened its prior activities, the most significant of which was the combination of its Australian and New Zealand tire manufacturing and retailing activities with those of The Goodyear Tire and Rubber Company in March 1987. See "Information on the Company - South Pacific Tyres Group."

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4A      HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

In addition, during the 1980s, the Company significantly expanded its battery operations through the acquisition of the battery operations of Chloride Group Plc in the United States, Australia and New Zealand and the acquisition of GNB Technologies Inc., a United States battery manufacturer.

During 1988 - 89, the Company acquired certain health and medical businesses, which led to the creation of the Medical Group. The Company also acquired during 1988 - 89 the automotive parts distribution businesses of Repco Limited in Australia. Shortly thereafter, the Company acquired the Edmont industrial glove business ("Edmont") and in 1995 acquired the Perry medical gloves business.

These two acquisitions significantly increased the size of the Ansell Healthcare business. Sales during 1995-1996 included adidas, a number of businesses in the Industrial Foam and Fibre Group and the public float of Cochlear Ltd. In 1996 - 97 Loscam Ltd and the Telectronics business of the Medical Group were sold and Ansell Healthcare acquired the Golden Needles Knitting business.

On 29 November 1996, the Telectronics implantable medical device business was sold for US$135 million ($166 million net proceeds) to St Jude Medical, Inc. of the United States. Responsibility for products manufactured prior to the sale of the business (including the Accufix Pacing Leads Litigation) was not assumed by the purchaser.

During the 1998 fiscal year the Olex Communications division of the Cables and Engineered Products Group was sold for $23 million. GNB Environmental Services Inc. (ESI), a subsidiary of GNB was also sold in that year.

The Australian, New Zealand and Sri Lankan cable businesses were sold on 2 June 1999. Proceeds from the sale, including certain property sales of the Cables Group, amounted to $300 million. The sale generated a breakeven result after providing for appropriate write-downs for the Chinese and Indonesian facilities, which were sold during the 2000 fiscal year. During that year the Company also purchased the Medical Glove business of Johnson & Johnson for US$86 million and announced the intention to sell its Electrical Distribution business and GNB Technologies Group.

The sales of the Electrical Distribution business and GNB Technologies Group were finalised during the 2001 fiscal year for $343 million and US$333 million respectively. Other key events that occurred during the 2001 fiscal year were:

..       resolution of the outstanding Accufix Pacing Leads class action litigation in the United States within the previously provided provisions,
..       the strengthening of Ansell Healthcare's global leadership and competitiveness in barrier protection products by continuing the integration of the Johnson & Johnson medical gloves business, fully commissioning the new Thailand condom plant and commencing a major manufacturing and marketing restructure,
..       the acquisition and integration by Pacific Brands of Clarks Shoes and the Sara Lee Apparel business in Australasia and Fiji,
..       the closure of South Pacific Tyres heavy truck tire plant and the realignment of the marketing function along consumer and commercial lines,
..       effective 1 August 2000, the Novare joint venture between the Company and Andersen Consulting (now Accenture) for the provision of business support services and information technology solutions to companies across the manufacturing, distribution and retail industries in Australia and New Zealand formally commenced operation.

In addition to the above, the Company also released announcements concerning a restructuring of its activities including the sale of the Pacific Automotive and Pacific Brands businesses, the acquisition of Accenture's 50% interest in the Novare joint venture and an agreement with the Goodyear Tire and Rubber Company of the United States governing the restructure of the South Pacific Tyres Joint Venture.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4A      HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

During the 2002 fiscal year the sales of the Pacific Automotive and Pacific Brands businesses were finalised for $251.5 million and $730 million respectively. The agreement with the Goodyear Tire and Rubber Company of the United States was also completed. This agreement included reducing manufacturing facilities from five to two and franchising a number of company owned stores.

As part of the agreement, an option in favour of the Company was executed (exercisable in four to five years) which enables the Company to put the business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements the Company is not required to contribute any further cash, its contribution being limited to its current loans of $56.3 million.

Also effective 31 August 2001 the Company acquired Accenture's 50% interest in the Novare joint venture for $19.3 million.

In April 2002 the Company changed its name from Pacific Dunlop Limited to Ansell Limited and reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation.

The Company's registered head office is located at 678 Victoria Street Richmond, Victoria, Australia. Its telephone number is (61 3) 9270 -7270 and fax number is (61 3) 9270-7300. Further information can be found by viewing the Company's website www.ansell.com. However, such information is not part of this Annual Report.

4B      BUSINESS OVERVIEW

ORGANIZATION
Following the downsizing of the Company and the significant shift of operational activity away from Australia, a number of the services formerly provided by the Company's head office in Australia are now undertaken at the Ansell Healthcare head office in Red Bank, New Jersey, USA. The Group's Chief Executive Officer is based in New Jersey.

All financing and cash management for the Group is still arranged by the Australian head office.

ANSELL HEALTHCARE
Ansell Healthcare is a leading global producer and marketer of gloves and condoms and its products provide essential barrier protection for many millions of people at work, in the home and in environments such as food preparation and microelectronics.

The following table sets forth certain information with respect to Ansell Healthcare for the periods and dates indicated.

                                              FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                                  2002     2001    2000
------------------------------------------------------------------------
Sales                                          1,414    1,412   1,173
Operating Profit                                 162      144     138
Gross Assets /(1)/                               921    1,130   1,086
Employees                                     12,118   12,076  13,477

/(1)/   Gross assets exclude cash, goodwill and brand names.

Ansell Healthcare is organised across three broad market segments and three geographic regions, supported by a common Operations and Supply Chain team and Science and Technology (S&T) group.

The market segments in which Ansell Healthcare operate are Occupational Healthcare, which accounts for 45% of Ansell Healthcare's sales and covers the market for protective gloves in industry; Professional Healthcare (39% of sales) which supplies medical, surgical and examination gloves for hand barrier protection and infection control; and Consumer Healthcare (16% of sales) which covers the markets for condoms, household gloves and other personal products.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4B      BUSINESS OVERVIEW (continued)

ANSELL HEALTHCARE (continued)
Medical gloves are marketed principally under the umbrella brands of Ansell and Ansell Perry and specific product brands include Gammex, Conform, Encore, Nutex, MicrOptic, X-AM, Synsation, Dermaclean, Nitratouch, Allergard, Surgikos, Maxxus, Neutralon, Ultralon, Dispos-a-Glove, Micro Touch Ultra and Micro Touch Plus.

Condom brands include Lifestyles, Mates, Mannix, Contempo, Primex, Checkmate and Kama Sutra.

Ansell Healthcare believes it is the world's largest manufacturer and marketer of synthetic dipped and sewn industrial gloves, which are principally branded Ansell Edmont. Specific product brands include Ansell, Nitrilite, Solvex, Hycron, Golden Needles and Hyflex.

With the exception of most types of industrial gloves and some medical gloves, Ansell Healthcare's products are predominantly made of natural and synthetic latex and, accordingly, share common manufacturing processes and polymer dipping technology. Ansell Healthcare believes that the expertise it has developed in proprietary latex process and engineering technology enables it to produce high quality natural and synthetic latex gloves and condoms at low cost and that it has a flexible supply and logistics infrastructure that allows it to switch production between various products to take advantage of changes in market demand.

Over 56% of Ansell Healthcare's $1.4 billion sales for the year ended 30 June 2002 were in the Americas region, with another 31% in the European region and the balance in the Asia Pacific region. Over the last two years, management has been actively consolidating and restructuring both the Americas and European sales and marketing regions. This will result in fewer locations and greater focus on customers and market channels, with shared functions supporting each region.

The Operations and Supply Chain group support product flows to the markets through 17 global production facilities located in Asia, North America and the UK. Approximately 80% of the product sold is manufactured at these facilities with the balance outsourced under strict quality and performance specifications. Ansell Healthcare's commitment to continuing product cost competitiveness has been illustrated over the last two years with the announcements of the closure of a number of plants in North America.

Ansell faces competition with each of its products from a variety of sources, including international and local producers. Major international competitors include Seaton Scholl Limited, which competes with most of Ansell's latex product range; Allegiance (a Division of Cardinal Healthcare), which manufactures and distributes medical examination and surgical gloves; MAPA, (a subsidiary of the French Elf Petroleum group) which produces household and light industrial gloves and condoms; Kimberley Clark Corporation, a U.S. company that manufactures and markets disposable latex and synthetic glove products; Sempermed (a Division of Austria's Semperit), which produces disposable medical gloves; and Church & Dwight, which is a major producer of condoms in the United States.

Ansell Healthcare's operations are not impacted by seasonal factors.

SOUTH PACIFIC TYRES
South Pacific Tyres manufactures and distributes a range of passenger car, recreational, truck and agricultural vehicle tires and imports to supplement its requirements. South Pacific Tyres' marketing efforts are complemented by offering retreading facilities for truck and aircraft tires.

The major product brand names used by the partnership are Dunlop, Goodyear and Olympic. Access to those brand names is through license agreements with the Company and Goodyear. The license agreement relating to the Goodyear brand name grants South Pacific Tyres an exclusive right to sell tires or related services under the Goodyear name in the area south of the equator from Australia east to Tahiti. Similarly, under the license from the Company, South Pacific Tyres has the exclusive right to sell tires or related services under the Dunlop or Olympic names in the same area.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4B      BUSINESS OVERVIEW (continued)

SOUTH PACIFIC TYRES (continued)
South Pacific Tyres also sells tires to Goodyear on a wholesale basis for resale outside this area. South Pacific Tyres operates a distribution network of 668 retail outlets in Australia and New Zealand. The retail outlets use a range of trading names, including Beaurepaire for Tyres, Goodyear Auto Service Centres and Frank Allens Stores.

During the year the Company and The Goodyear Tire & Rubber Company of the United States, entered into a major restructuring agreement. This agreement included reducing manufacturing facilities from five to two and franchising a number of Goodyear Auto Service Centres and Beaurepaires for Tyres stores.

These changes are on target with the plan, with the three manufacturing facilities now closed and a number of stores franchised.

As part of the agreement, an option in favour of Ansell Limited was executed (exercisable in four to five years), which enables Ansell to put the business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements, Ansell is not required to contribute any further cash, its contribution being limited to its current loans. As a result of this agreement, the Company, effective 1 July 2001, discontinued its past practice of including 50% of the result of South Pacific Tyres (after elimination of inter company items) in its statements of income.

The Company's interest in the South Pacific Tyres partnership is carried as an investment.

DISCONTINUED OPERATIONS
Over the last three years the Company has pursued a policy of divesting major businesses to enable greater focus on the Ansell Healthcare operations.

The following table sets forth certain information with respect to these discontinued operations for the periods and dates indicated.

                                    FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                    2002         2001        2000
------------------------------------------------------------------
Sales                             809         2,745       4,553
Operating Profit                   61           163         241
Gross Assets /(1)/                 46         1,160       1,969
Employees                           -        11,333      18,058

/(1)/   Gross assets exclude cash, goodwill and brand names.

The major business groups divested during the last three years are as follows:

PACIFIC BRANDS
The Pacific Brands business was sold in November 2001 for $730 million to an investor consortium led by CVC Asia Pacific and co-led by Catalyst Investment Managers Pty Ltd.

Pacific Brands was a large Australian consumer goods business marketing many brands that are household names and was organised into four key operating groups; Clothing, Household Products, Footwear and Sport, Leisure and Workwear.

PACIFIC AUTOMOTIVE
The Company sold its Australian and New Zealand automotive parts business effective 31 August 2001 for $251.5 million to a company owned and funded by GS Private Equity, Gresham Private Equity and Macquarie Direct Investment.

Pacific Automotive traded under the trade names of Repco Auto Parts, CarParts, Autopro, Motospecs, Ashdown and Appco and was a supplier of general autoparts selling to the trade, service stations and reseller markets.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4B      BUSINESS OVERVIEW (continued)

DISCONTINUED OPERATIONS (continued)
GNB TECHNOLOGIES GROUP
The Company completed the sale of the GNB Technologies Group to Exide Corporation, a US corporation, effective 30 September 2000 for US$333 million cash and 4 million Exide shares.

GNB Technologies manufactured industrial and automotive lead acid batteries. Its batteries were used in the telecommunications, power control, automotive and power markets. GNB Technologies consisted of two business units; Automotive and Industrial. In addition, GNB Technologies was a recycler of lead.

THE ELECTRICAL GROUP
The company completed the sale of the Electrical Distribution business in Australia and New Zealand to Hagemeyer Group effective 31 July 2000 for $343 million.

The Electrical Group comprised Australia's largest distributor of electrical installation products. Lawrence & Hanson, Wattmaster, Auslec in Australia and Corys Frasers in New Zealand had a combined total of more than 220 outlets. The business supplied electrical contractors, mining, government and industrial customers.

RAW MATERIALS
Raw materials are a significant manufacturing cost for many of Ansell Healthcare's products, the most significant being latex. Latex prices can be volatile and are dependent upon world supply and demand and currency movements.

Ansell Limited attempts to obtain raw materials from the most economical and reliable sources wherever situated, with regard to world supply, prices and commodity markets. The Company has multiple suppliers for its major raw materials to minimise the risks associated with sole suppliers. No material shortages are anticipated in any of Ansell Healthcare's operations. The Company attempts to pass on to its customers raw material price fluctuations. Careful monitoring and management of raw material costs is carried on throughout Ansell Healthcare's business segments.

REGULATION AND ENVIRONMENTAL MATTERS
GOVERNMENT REGULATION
The products Ansell Limited manufactures are subject to regulations of varying degrees in each of the countries in which the Company markets its products. These regulations have been particularly advanced in the United States by the Safe Medical Devices Act of 1990 and in Europe, with the completion of the work required by the Single European Act of 1986 and its on-going implementation. In addition, harmonisation of regulatory requirements on an international basis has led to the adoption of an international quality management system standard, which is being implemented progressively by various regulatory authorities including the FDA and the Commission of the European Union.

Changes in existing requirements or adoption of new requirements could adversely affect Ansell Healthcare's ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the business, financial condition and results of operations.

UNITED STATES
In the United States, products offered through Ansell's Professional Healthcare and Personal Healthcare segments are regulated as medical devices under the Federal Food, Drug and Cosmetic Act (the FDC Act) by the FDA. We believe that all of the Company's products regulated by the FDC Act are in compliance in all material respects with the relevant sections of the FDC Act and the advice and guidance provided by the FDA. Medical device manufacturers are subject to periodic inspection by the FDA for compliance with the FDA's current Quality System Regulation, which specifies good manufacturing practices (known as QSR/GMP requirements) for medical devices. The FDA has a number of compliance and enforcement procedures when deviations from QSR/GMP requirements are observed during such inspections. Which procedures are used depends upon the seriousness of the observations as well as the compliance history of the facility inspected and the company owning it.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4B      BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)
UNITED STATES (continued)
As a general matter, the FDA often seeks to resolve observed QSR/GMP deficiencies on a voluntary basis without resorting to formal administrative enforcement action. In many cases, the FDA and the affected company enter into an agreement whereby the company retains one or more recognised, expert consultants to assist the company in achieving substantial compliance with the relevant QSR/GMP requirements and to certify that such efforts have been successful. When observed QSR/GMP deficiencies cannot be resolved through voluntary action, the FDA has the option of initiating further enforcement action, including warning letters, import alerts, product bans, field corrections, seizures, recalls, injunctions, civil penalties, fines based on the equitable remedy of disgorgement, adverse publicity issued by the FDA and criminal prosecutions.

Each manufacturing operation of Ansell Healthcare has a Quality
Assurance/Quality Control (QA/QC) department with its own budget. Also, we operate in a total quality environment where all participants in the manufacturing process are responsible for quality. It is the responsibility of the QA/QC department along with manufacturing to maintain the quality systems and records.

The FDA has periodically inspected most of Ansell Healthcare's manufacturing facilities, including Ansell Healthcare's overseas manufacturing facilities and has made observations on how manufacturing operations could be improved. In upgrading manufacturing facilities to address the FDA's observations and evolving technology and to otherwise comply with QSR/GMP requirements, we have and will continue to expend time, monies and efforts in the areas of product and quality control.

The FDA currently requires manufacturers intending to market a new medical examination glove, surgical glove or condom or to modify significantly a previously cleared medical examination glove, surgical glove or condom or the labelling of one of these products to obtain prior clearance. Although we typically have not experienced delays in obtaining clearance for new medical examination glove, surgical glove or condom products, there can be no assurance that we will not experience such delays for future products. An adverse determination by the FDA or a request for additional data or information could have the effect of delaying or precluding clearance and, at the same time, could materially delay or block the commencement of marketing new medical examination glove, surgical glove or condom products.

The FDA examines medical examination gloves, surgical gloves and condoms that are imported into the United States by randomly testing some but not all shipments for defects. If a shipment of any of these products is found to be defective, the manufacturing facility that produced the defective product will be subject to a Level 1 import alert. Under Level 1, no further shipments will be cleared for import unless tested and shown not to be defective.

A facility will be removed from Level 1 if five consecutive shipments are tested and shown not to be defective. The facility can then import shipments without prior testing but subject to possible FDA testing on a random basis. If a second shipment is found to be defective during testing while on Level 1 or in random FDA testing during the 24 months after removal from Level 1, the manufacturing facility will be placed on Level 2 import alert. On Level 2, no further shipments will be cleared for import unless tested and shown not to be defective.

A facility will be removed from Level 2 if ten consecutive shipments are tested and shown not to be defective. The facility can then import shipments without prior testing but subject to possible FDA testing on a random basis. If a second shipment is found to be defective during testing while on Level 2 or in random FDA testing during the 24 months after removal from Level 2, the manufacturing facility may be placed on Level 3 import alert. A facility on Level 3 cannot import further shipments even if they have been tested and shown not to be defective.

A facility can be removed from Level 3 only by showing FDA that the facility complies with QSR/GMP requirements based on an acceptable FDA inspection or a certification by the facility based on an independent audit by a qualified third party. After this, the facility will be placed on Level 1 detention and must seek removal from that status as described above. Ansell facilities in Bangalore, India and Surat Thani, Thailand are currently on Level 2 detention. Thus, if any shipment from any of these facilities is found to be defective during the 24-month period after removal from Level 2, the facility responsible for the shipment may be placed on Level 3 import alert, resulting in a ban on imports of additional shipments from that facility into the United States.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4B      BUSINESS OVERVIEW (continued)
REGULATION AND ENVIRONMENTAL MATTERS (continued)
UNITED STATES (continued)
Labelling and promotional material for medical examination gloves, surgical gloves, and condoms are regulated by the FDA under the FDC Act and violations are subject to enforcement action as described above. Advertising for medical examination gloves, surgical gloves, and condoms is regulated by the Federal Trade Commission (FTC) under the Federal Trade Commission Act and violations are subject to enforcement action by the FTC including orders prohibiting objectionable claims, civil monetary penalties, monetary consumer redress, and orders requiring corrective advertising. We believe that the labelling and advertising of all Ansell products complies in all material respects with FDA and FTC requirements.

EUROPE
Condoms and medical gloves are regulated by Directive 93/42/EEC of the European Commission on medical devices that came into effect on 1 January 1995 and became a mandatory requirement for sales in Europe in June 1998. This directive regulates the sale of all medical devices throughout the European Union and the European Economic Area (which comprises the fifteen states of the European Union plus Iceland, Norway and Liechtenstein). Ansell Healthcare's condoms and medical gloves are in compliance with the requirements of this directive and all relevant standards (including rules for the affixing and use of CE conformity marking set forth by Directive 93/465/EEC of the European Commission) allowing these products to carry the CE mark and to be sold in all European countries except, with respect to condoms, France, without further approval. Pursuant to
Article 8 of Directive 93/42/EEC, France requires testing of condoms in addition to the requirement necessary to obtain a CE mark.

Occupational gloves are governed under the directive for personal protective equipment, Directive 89/686/EEC. Ansell Healthcare's occupational gloves are in compliance with the requirements of this directive and all relevant standards (including rules for the affixing and use of CE conformity marking set forth by Directive 93/465/EEC of the European Commission) allowing these products to carry the CE mark and to be sold in all European countries without further approval.

Ansell Healthcare is also required to comply with regulations governing packaging waste, including Directive 94/62/EEC, which requires that certain percentages of waste material must be reused or recycled in every European Union country. The required percentage will increase over the next few years, and Ansell Healthcare must show compliance with Directive 46/95/EEC, which regulates the privacy of personal data on customers and individuals submitting complaints.

OTHER GOVERNMENT REGULATION
Whether or not the FDA clearance is obtained for a new product, approval or clearance of a product by regulatory authorities in foreign countries may be required prior to the commencement of sales of the product in such countries. The requirements governing product approvals or clearances vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. There are also several local country quality marks that, although not required, are essential to sales in various countries.

Additionally, Ansell Healthcare operates plants in the United Kingdom, Malaysia, Sri Lanka, Thailand, Mexico and India. The occupational, health and safety laws and regulations vary dramatically within these countries. Ansell Healthcare's policy is to operate a more stringent Ansell-wide approach to occupational health and safety regardless of these prescribed regulations and to ensure that an internationally acceptable work environment is provided for employees. We coordinate an international occupational health and safety program through Ansell Healthcare's Global Safety, Health and Environment Director. All plants are required to report on all occupational health and safety issues on a monthly basis to senior management.

Details of other regulatory and environmental matters are referred to in Note 36 to the Financial Statements contained within Items 17 and 18.

                                                                          PART I

ITEM 4 : INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

4C      ORGANISATIONAL STRUCTURE

Note 37 to the Financial Statements included in Items 17 and 18 contains a listing of the Company's subsidiaries, their countries of incorporation and the Company's proportion of ownership interest in each.

4D      PROPERTY, PLANT AND EQUIPMENT

Set out below is a breakdown by geographic location of the Company's manufacturing facilities (with distribution facilities attached to manufacturing facilities not counted separately), as at 30 June 2002.

                                      NO. OF MANUFACTURING
GEOGRAPHIC REGION                          FACILITIES
----------------------------------------------------------
United States                                   5
Malaysia                                        3
United Kingdom                                  1
Thailand                                        2
Mexico                                          2
Sri Lanka                                       1
India                                           3
----------------------------------------------------------
Total                                          17
==========================================================

The Company's material leased properties are as set forth below:

Country     City             Floor Space (Sq ft)     Use
-------     ----             -------------------     ---

Premises/Property:

Australia   Glen Waverly            13,000           Marketing
Australia   Richmond                28,000           Corporate
England     Tamworth                26,000           Manufacturing, Warehousing
England     Surbiton                 9,000           Marketing
England     Newark                  12,000           Marketing
Germany     Munich                   7,000           Marketing
France      Paris                   27,000           Marketing
Belgium     Brussels                22,000           Marketing
Belgium     Aalst                   56,000           Warehousing
USA         Red Bank                21,000           Marketing, Corporate
Mexico      Juarez                 219,000           Manufacturing

Property only:

Sri Lanka   Colombo              1,080,000           Manufacturing

All of the above-listed leased properties are fully utilized, except for the Richmond, Australia facility, which is 25% utilized.

The Company believes that its facilities are suitable and adequate for its present needs and are in good operating condition. Ansell Limited has in place insurance covering casualty and certain other risks to which its worldwide facilities and operations may be subject. Generally, the current insurance policies do not cover political risks.

Pursuant to Company policy, the Company's principal capital intensive and strategic manufacturing and distribution facilities are owned. Those facilities that are not owned are generally leased by the Company for periods varying from 1 to 10 years, and comprise certain warehouse/distribution centres and sales and administration office accommodation. The Company does not believe its business is dependent on any single facility.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS

The following discussion and analysis is based upon or derived from the Financial Statements included in this Annual Report, which are prepared in accordance with Australian GAAP.

Notes 39 and 40 to the Financial Statements contain a discussion of the major differences between Australian GAAP and U.S. GAAP and reconciliation to U.S. GAAP.

The following tables set forth the contributions of each business group to sales revenue and operating profit of the Company for the fiscal years ended 30 June 2000, 2001 and 2002:

OPERATING REVENUE BY BUSINESS GROUP /(1)/
(EXCLUDING UNALLOCATED & NON RECURRING ITEMS)                                          FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                                                    2002           %      2001        %       2000
----------------------------------------------------------------------------------------------------------------
Occupational Healthcare/(2)/                                       640        (1.7%)     651      15.2%      565
Professional Healthcare/(2)/                                       547         0.4%      545      26.2%      432
Consumer Healthcare/(2)/                                           227         5.0%      216      22.7%      176
Discontinued Businesses/(3)/                                       809       (70.5%)   2,745     (39.7%)   4,553
----------------------------------------------------------------------------------------------------------------
Total Operating Revenue                                          2,223       (46.5%)   4,157     (27.4%)   5,726
================================================================================================================

/(1)/ The sales figures in this table exclude intergroup sales. There were no significant intergroup sales during any of these three fiscal years.
/(2)/ In prior years the Ansell Healthcare Group was reported as a single business segment. As a result of the downsizing of the Company the major continuing business segments are Occupational Healthcare, Professional Healthcare and Consumer Healthcare.
/(3)/ Discontinued Businesses have been restated to include the Pacific Brands Group and the Pacific Automotive Group, both of which were sold during the year.

OPERATING PROFIT BEFORE TAX /(1)/                                           FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                                         2002       %          2001       %        2000
------------------------------------------------------------------------------------------------------
Occupational Healthcare/(2)/                            37     (15.9%)        44     (12.0%)      50
Professional Healthcare/(2)/                            93      30.9%         71       1.4%       70
Consumer Healthcare/(2)/                                33      13.8%         29      61.1%       18
South Pacific Tyres JV Share/(3)/                                            (30)                 (2)
Unallocated Items and Eliminations/(4)/                (57)                  (70)                (79)
Non Recurring/Discontinued Businesses/(5)/            (108)                  109                  (7)
Net Interest, including borrowing costs/(6)/           (55)                  (99)               (103)
----------------------------------------------------------------------------------------------------
Total Operating Profit Before Tax                      (57)                   54                 (53)
====================================================================================================

/(1)/ The operating profit figures in this table exclude unrealised operating profit on inventory which has been purchased by one business group from another.
/(2)/ In prior years the Ansell Healthcare Group was reported as a single business segment. As a result of the downsizing of the Company, the major continuing business segments are Occupational Healthcare, Professional Healthcare and Consumer Healthcare.
/(3)/ Effective 1 July 2001 Ansell Limited discontinued including 50% of the result of South Pacific Tyres in its statements of income (refer Note 2 to the Financial Statements contained within Items 17 and 18).
/(4)/ Prior year comparatives have been restated to include costs of Ansell Healthcare's Corporate Head Office.
/(5)/ Discontinued Businesses have been restated to include the Pacific Brands Group and the Pacific Automotive Group, both of which were sold during the year.
/(6)/ Prior year comparatives have been restated to include Borrowing Costs within Net Interest.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

SALES REVENUE BY GEOGRAPHIC MARKET
The following table sets forth the Company's sales revenue from continuing businesses by geographic market for the fiscal years ended 30 June 2000, 2001 and 2002. The revenue has been classified by location of the customer and excludes intergroup sales.

                                                    FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                                    2002      2001/(1)/   2000/(1)/
--------------------------------------------------------------------------------
Australia, New Zealand and Southeast Asia          170         161           137
North, Central and South America                   800         813           664
Europe                                             444         438           372
--------------------------------------------------------------------------------
Total                                            1,414       1,412         1,173
================================================================================

/(1)/ Prior year values have been restated to exclude the Sales Revenue of businesses transferred to Discontinued Businesses during the year.

RESULTS OF OPERATIONS
CONSOLIDATED
Ansell Limited recorded a pretax profit of $195.6 million for the year ended 30 June 2002, compared to a $247.8 million pre-tax profit in the previous year. After allowing for interest, borrowing costs, goodwill amortisation and substantial one-off non-recurring items after tax of $184.6 million, the result attributable to Ansell shareholders was a loss of A$115.8 million. The result reflects the final stages of the transformation from a conglomerate to essentially a single global business.

OPERATING REVENUE
Total revenue in 2001/2002 of $3,190.4 million included other revenue of $939.7 million, which related to proceeds from the sale of businesses. Sales revenue in 2001/2002 was $2,222.8 million compared with $4,156.8 million in 2000/2001 and $5,725.8 million in 1999/2000. Sales revenue was lower as a result of the divestiture of the Pacific Automotive business in August 2001 and Pacific Brands business in November 2001.

Sales from continuing Ansell Healthcare operations (Occupational, Professional and Consumer divisions) of $1,414.2 million increased marginally over the previous year, with improvements in both the Professional and Consumer divisions, offset by lower sales recorded in Occupational. Sales for the 2000/2001 year of $1,412.2 million represented an increase of 20% or $239.5 million over the 1999/2000 year due largely to a full year contribution from the Johnson & Johnson medical business (4 months in 1999/2000).

On a geographic basis, sales in the Americas region for 2001/2002 were $799.5 million, a reduction of 1.7% over the 2000/2001 level of $813.0. This was primarily due to the downturn in the manufacturing sector in the USA that comprises a significant part of the Occupational Healthcare customer base. Revenues in both Australia and S.E. Asia and Europe were ahead of the previous year.

OPERATING PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE
Ansell Limited recorded an Operating Loss of $57.2 million for 2001/2002 compared to a profit of $54.1 million in 2000/2001 and a loss of $52.6 million in 1999/2000. The Group continued its rationalisation and restructuring programs with the closure of certain manufacturing plants predominantly in the USA and the transfer of production to Malaysia and Mexico. The programs that commenced in the previous year saw an additional element added, with the announced closure of the manufacturing facility at Troy in the USA. This resulted in a $63.1 million write down.

A review of the carrying value of all assets resulted in the write down of all amounts owing by and shares held in Exide Technologies of the USA. This company, which had previously purchased the GNB Battery operations was placed in Chapter 11, the reorganisation chapter of the US Bankruptcy Code on 15 April 2002, causing a $99.9 million write down.

The 2001/2002 result also includes a net gain of $25.7 million on the divestiture of businesses.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

RESULTS OF OPERATIONS (continued)
The 2000/2001 result included the gain on the sale of the Electrical Distribution business of $145 million, the write down of the assets of the Pacific automotive business of $97.7 million and rationalisation and restructuring charges of $111.0 million.

The 1999/2000 result was impacted by the write down of the GNB assets of $160 million, a provision for the restructure of the Group's supply chain operations of $54.1 million and a reduction in Ansell Healthcare's result of $35 million primarily due to unfavourable currency movements.

INCOME TAX EXPENSE
Income tax expense for the year was $55.8 million compared with $189.9 million for 2000/2001 and $29.8 million for 1999/2000. The current year tax expense included the write off of tax balances attributable to the Australian operations of $15.2 million compared to $158.5 million in 2000/2001.

A further major item in the difference between the prima facie tax benefit on the operating loss of $17.2 million and the income tax expense of $55.8 million for 2001/2002 was the tax attributable to the non-deductible write down of assets of $48.9 million compared to $43.2 million in 2000/2001. The 2000/2001 balance also included non-deductible provisions for rationalisation and restructuring costs of $19.6 million and tax attributable to a non-taxable gain on the sale of the Electrical Distribution business of $49.3 million.

In 1999/2000 the difference between the prima facie tax benefit of $19 million and the income tax expense was primarily due to the tax attributable to the non-deductible write down of the assets of the GNB Technologies business of $57.6 million, the impact of restating the Australian future income tax benefit resulting from a change in Australian income tax rates of $18.8 million and non-deductible goodwill amortisation of $6.8 million, partially offset by the tax attributable to investment and export incentive allowances of $9.7 million.

ANSELL HEALTHCARE
YEAR ENDED JUNE 2002 V JUNE 2001
Ansell Healthcare's sales of $1,414.2 million were essentially flat with 2000/2001, while Operating Profit of $162.3 million was 12.5% higher.

Ansell Healthcare held or increased market share in most of its markets and products in a difficult trading environment.

OCCUPATIONAL HEALTHCARE
Sales of $640.2 million were lower than the previous year by 1.7% while Operating Profit of $37.0 million was lower by 16.5%. Operating Profit margin decreased from 6.8% to 5.8%.

Ansell Healthcare's Occupational business is the recognised global leader for Occupational Health and Safety gloves, holding over 20% of the market for the non-cotton and leather categories. This segment accounts for approximately 45% of Ansell Healthcare's total revenues and 23% of operating profit.

With significant resources and expertise in the field of Occupational Health and Safety, the business offers consulting advisory services to industry, and provides measurable reductions in the occurrence and severity of hand injuries in the workplace, as well as increased hygiene for processed foods and other "clean" products. The rollout of the Ford Global Distribution Alliance contract in USA is a good example of leveraging of these advisory services. One of the major Ford plants has reported a 50% reduction in the incidence of hand injuries in the first six months following the implementation of the Company's product and supply recommendations. Ansell Occupational Healthcare is the only supplier able to capitalise on this procurement trend towards inclusion of savings in workplace injuries in assessing total cost of the product.

The Hyflex TM family or ergonomic globes combines the polymer science and dipping process know-how of Ansell Healthcare with the fibre and knitting technology of Golden Needles (acquired in 1997). This family of products provides for the manufacturing trend in developed economies towards lighter assembly work, which requires a greater level of dexterity.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

ANSELL HEALTHCARE (continued)
OCCUPATIONAL HEALTHCARE (continued)
Aside from replacement of existing usage of heavier style gloves, a large number of workers have had to use bare hands to allow for dexterity. This family of products now offers the necessary hand protection for these workers. Despite difficult economic conditions during the period, sales in this product range increased by 27%.

The economic recession that has affected most industrialised countries during the period negatively impacted the Occupational Healthcare segment. A significant part of this segment's customer base is in the manufacturing sector, and this has been particularly hard hit, especially in the USA and Germany. In the face of the economic downturn, Occupational Healthcare has increased its share of the available market in all major categories.

This segment is presently undergoing a major restructuring which was announced last year involving the transfer of most manufacturing activity from USA to Mexico and Asia. The anticipated benefits to profit in the period from the move of knitted products from Wilkesboro, USA to Juarez, Mexico were delayed and manufacturing inefficiencies were incurred during the move and ramp up in both the old and new plants. While profit was adversely impacted in the period, we believe that benefits will begin to flow through the results in the New Year, in addition to benefits from the other plants' restructuring, including the closure of Troy.

PROFESSIONAL HEALTHCARE
Sales of $546.9 million were essentially flat with the prior period, while Operating Profit of $92.7 million improved by 31.3%. Operating Profit margin increased from 13.0% to 17.0%.

The Professional Healthcare segment supports healthcare providers with medical, surgical and examination gloves for hand barrier protection and infection control. It accounts for approximately 39% of Ansell Healthcare's revenue, and 57% of operating profit. Ansell Healthcare's Professional segment is the undisputed world leader in market share of natural latex and synthetic surgeon's gloves with more than 20% and ranks in the top three in the world examination glove market with around 12% share.

Global marketing programs focused on the new powder-free and synthetic latex ranges of both surgeons' and examination gloves continued to drive sales growth in all regions. Conversion rates to powder free products range from above 60% in Australia to 35% in USA and somewhat less in Europe. Improved profit margins have been achieved in the period as a result of this marketing strategy.

Acceptance of the Company's flagship Encore TM surgeons' glove during hospital evaluation trials in USA was strong, with Professional Healthcare winning over 65% of head to head trials against competitive gloves. Europe launched the new Gammex PFTM (powder free) surgeons' glove in the period and market trials show rapid user acceptance. In Australia, where the segment holds a clear leadership position, the growth in powder free and synthetic latex surgeons' gloves continued its positive momentum. During the period production of surgeons' gloves ceased at the Massillon, USA facility and the volume was transferred to the Shah Alam facility in Malaysia at 30% lower costs. This contributed to the improved operating profit. New synthetic latex surgeons' gloves are also gaining increasing acceptance in the fast growing and profitable but still relatively small sector. Gains in the overall market share for surgeons' gloves occurred during the period as sales of PF surgeons' gloves increased by 11%.

Professional Healthcare's focus in examination gloves continued to shift towards higher margin powder free and synthetic latex products, and away from more commoditised powdered gloves. With the exception of one site that produces a high margin and unique product, all Professional Healthcare's examination glove manufacturing facilities are now fully converted to powder free production. However, world over supply remains a factor depressing prices in this segment which supports its strategy of out sourcing powdered gloves and concentrating production on the higher margin powder free synthetic products. Sales of examination gloves were 5% lower in the period with only sales at attractive margins being retained. As a result of this approach, examination gloves now represent less than 16% of Ansell Healthcare's total sales revenue.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

ANSELL HEALTHCARE (continued)
CONSUMER HEALTHCARE
Sales of $227.1 million improved by 5% over the prior year, while Operating Profit of $32.6 million was higher by 10.9%. Operating profit margin increased from 13.6% to 14.4%.

Consumer Healthcare covers the markets for condoms and other personal products, and is approximately 16% of Ansell Healthcare's revenues and 20% of operating profit. Consumer Healthcare ranks in the global top 3 in the condom segment, with a 12% share of the world market, covering both retail and public sectors.

The segment also markets a range of housekeeping gloves through a small number of selected partners in international markets. This range is now being reported in the Consumer segment rather than Occupational.

Significant improvement in performance is being driven by steady gains in market share in the growing world market for condoms, as well as the initial benefits from the transfer of manufacturing to Asia, which was fully implemented in this period.

Consumer Healthcare's marketing teams in USA, Europe and Australia have again won a number of awards for innovative packaging and advertising, and the division's leading brands include LifeStyles, CheckMate, Mates, Prime, Contempo, Kama Sutra and Akuel. A United Nations Agency recently projected a significant increase in the need for condoms supplied by Public Sector authorities in the fight against HIV/AIDS in Asia and Africa over the next decade. Consumer Healthcare's reputation for quality, competitive costs and recognised brands ensure that it is well placed to participate in any new opportunities that arise from this projection.

YEAR ENDED JUNE 2001 V JUNE 2000
Sales increased by 20% over the prior period largely due to a full year contribution from the Johnson & Johnson medical business (4 months in prior year) and the devaluation of the Australian dollar against the US dollar and Euro. Operating Profit increased by 4.6% over the prior period. A majority of product costs are denominated in US dollars or currencies linked to the US dollar and the strength of the US dollar against the Euro significantly reduced the profitability of European sales.

Sales for the Occupational Healthcare segment increased by 15%. Excellent volume growth was achieved in new product ranges, which include the Hyflex ergonomic glove range and disposable nitrile examination gloves. Improved volumes in core products were also achieved. The economic slowdown in the USA adversely affected sales in the second half of the year in that region however results were strong in both Europe, excluding the effects of the Euro devaluation, and Australia and South East Asia.

Sales for the Professional Healthcare segment increased by 26% assisted by an additional 8 months reporting of results from the medical business acquired from Johnson & Johnson. Organic volume growth of over 10% in both powder free surgical and examination glove categories was achieved. While average prices for powder free examination gloves reduced by a further 10% during the period, prices stabilised in the second half of the year.

Sales for the Consumer Healthcare segment increased by 23%. Global volume growth of 8% for condoms was driven by 18% gains in both the USA retail branded market and the global tender business. Major profitability improvements were achieved as the new condom plant in Thailand ramped up to full capacity during the year.

Over half of Ansell Healthcare's sales were in North America with another third in Europe and the balance in the Australia and South East Asia region. Overall performance was affected by the over-capacity and pricing competition, particularly in the first half, in the US$1 billion world market for examination gloves. Notwithstanding this Ansell Healthcare maintained full plant utilisation.

In the US$600 million growing world market for surgical gloves, Ansell's Professional Healthcare business maintained its market share with very strong growth in the emerging powder-free segment.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

ANSELL HEALTHCARE (continued)
YEAR ENDED JUNE 2000 V JUNE 1999
Sales were flat for the year compared to the prior year. Operating Profit reduced by 19% to $138.0 million mainly due to the weakening of European currencies and lower examination glove prices driven by a world oversupply position.

Sales for the Occupational Healthcare Segment were adversely impacted by weak European currencies and price pressure on synthetic examination gloves and remained flat with the prior year. Strong sales growth was recorded in new products in both North America and Europe, especially the "Hynit" polymer on knit ergonomic glove, the new "Hyflex" light duty glove and the cut resistant range of knitted products. The core products within the General Purpose/Chemical resistance category also recorded an underlying 3% growth.

Sales for the Professional Healthcare segment were adversely impacted by lower latex examination glove prices and weak European currencies; however, sales in the powder free latex surgical glove segment grew by 35% in North America, Europe and Australia. Consistent with this was Ansell's emphasis on surgical gloves, which was further augmented by the acquisition of Johnson and Johnson's medical glove business on 27 February 2000. Unit volume sales of latex examination gloves remained in line with the prior year.

Sales for the Consumer Healthcare Segment were flat and were adversely impacted by weak European currencies. Increased market share was achieved in several key markets in Europe and in North America.

Operating profit was favourably impacted by the underlying sales growth and lower product costs from manufacturing efficiency gains. Offsetting these gains were the impact of weaker European currencies, lower examination glove prices due to world oversupply and start up costs at newly commissioned lines in Thailand and the USA.

DISCONTINUED BUSINESSES
PACIFIC BRANDS
YEAR ENDED JUNE 2002 V JUNE 2001
The Pacific Brands business was sold in November 2001. The results for the five months that it was owned by the Company were ahead of the previous year, assisted by the acquisition of the Sara Lee business in March 2001. Sales of $662 million were up on the corresponding period of $595.5 million. Operating profit for the period was $52.4 million, up 7.8% on the previous corresponding period of $48.6 million.

YEAR ENDED JUNE 2001 V JUNE 2000
Whilst sales increased 6.5% to $1,359 million profit fell by 7.4% to $100 million.

The softer result in 2000/2001 was largely driven by a contraction in profit margins in what was a difficult trading environment within the Australian retail sector, exacerbated by a number of external factors, most notably the depreciation of the Australian dollar, introduction of the Goods and Services Tax (GST) and the impact of the Sydney Olympics. This was largely offset by the contribution from acquisitions and strong performance of overseas businesses together with Pacific Brands' ability to push through price increases.

One of the key features of the year was the successful integration and rejuvenation of Sara Lee's Australian brands following their acquisition for $59.8 million in March 2001 giving Pacific Brands leadership in the new markets of hosiery and workwear and expanding its position in the clothing and intimate apparel markets.

Clarks Shoes and its range of premium children's and adult footwear including Hush Puppies, acquired in September 2000, benefited from its access to the infrastructure of the Footwear Group and was returned to profitability.

The Sport Leisure & Workwear Group, the largest Australian-owned sporting business, performed strongly. Growth continued in the Dunlop and Everlast brands.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

DISCONTINUED BUSINESSES (continued)
PACIFIC BRANDS (continued)
The downturn in the housing market led to a difficult year for the Household Products Group. The bedding market remained subdued however the new Tontine pillow plant in Melbourne operated at capacity.

Restructuring continued with the sale of Bonds spinning and the Vita Pacific upholstered furniture business. The closure of four clothing plants in Australia and New Zealand was also announced. Warehousing was further reorganised as part of the supply chain improvement program.

YEAR ENDED JUNE 2000 V JUNE 1999
Sales increased by 8.2%* to $1,289* million while profit increased 11.4%* to $104* million.

Australian retail demand was generally solid notwithstanding softness in some apparel categories. Demand in the homewares market was strong throughout the year leveraging from the significant upsurge in the housing sector in the lead up to the introduction of the Goods and Services Tax.

There were good performances across most major product categories. The branded outerwear business and household products had outstanding years. The Pierre Fontaine, Grosby and relaunched Julius Marlow footwear brands performed strongly. Socks, underwear and bras made market share gains with Berlei bras increasing exports to the USA. Dunlop and Everlast sporting footwear and clothing brands performed well.

The successful introduction of new branded products including the Bonds Hipster and Berlei Touched Bra, the relaunching of the Julius Marlow footwear brand and the acquisition of the Amco and Lightning Bolt clothing brands for the growing surf and streetwear apparel market, were all initiatives undertaken and implemented in the year.

* These values are as reported for fiscal year 2000 and do not reflect the transfer of certain businesses to Discontinued Businesses in fiscal year 2001 or thereafter.

PACIFIC AUTOMOTIVE
YEAR ENDED JUNE 2002 V JUNE 2001
The Pacific Automotive business was sold effective 31 August 2001. Revenue for the two months that Pacific Automotive was owned by the Company was $132 million, which compared with the $130 million in the corresponding period of the previous year. Operating Profit was $7.5 million, compared with $4.5 million for the previous corresponding period.

YEAR ENDED JUNE 2001 V JUNE 2000
Market conditions remained difficult during fiscal year 2001 with sales down 4% to $762 million and operating profit down 13.3% to $39 million.

The results were after including restructuring and acquisition costs and the impact on sales and margins of the introduction of the Goods and Services Tax in Australia. Sales improved in the second half including a strong performance by Repco New Zealand.

The year's main focus was consolidation of the Group's five operating businesses into a stronger operational platform as the largest wholesale and retail distributor of its kind in Australia and New Zealand. This included the successful establishment of Motospecs as a specialty Australian importing and kitting business and ongoing rationalisation of the distribution network which included closure of a further five distribution centres.

During the year the rollout of the new style of Repco retail store continued with nearly one-third of Repco's 301 Australian stores now operating in this format. Repco also launched an innovative Team Repco customer loyalty program, which attracted 13,000 members in the first nine months.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5A      OPERATING RESULTS (continued)

DISCONTINUED BUSINESSES (continued)
PACIFIC AUTOMOTIVE (continued)
YEAR ENDED JUNE 2000 V JUNE 1999
Despite market conditions being difficult sales increased by 3.5% to $794 million however operating profit was down 6.3% to $45 million.

The replacement Automotive Parts businesses remained relatively subdued during the period 1999-2000. Increased warranty periods and continued growth of Fleet Management utilising OEM parts continued to affect the after market parts business. To help overcome this lack of increased demand in the more traditional areas of the business, the rollout of new format stores together with the establishment of a new retail focused store continued during the period. The customer base target here is the "Do-It-Yourself" market and the more general retail consumer. During the fiscal year 16 of these stores were commissioned. The refining of the express parts centre concept (ie trade focused facilities carrying a larger number of stock items offering fast and efficient delivery to the trade customer) continued throughout the year. The cost of operation of these individual centres was reduced and the rationalisation of the older, less effective trade outlets continued.

An Automotive Joint Venture was established with another supplier to the reseller market to better service this sector and bring about significant product rationalisation and a reduced cost base.

5B      LIQUIDITY AND CAPITAL RESOURCES

The Company operates internationally and in many different economic climates but inflation has not had a material effect on the Company's results of operations. The Company does not have material subsidiaries in any economies that have been subject to hyperinflation.

The Company operates a Central Treasury from its office in Melbourne, Australia. The Treasury manages Ansell's external debt, invests excess cash held centrally and acts to hedge all foreign exchange exposures world wide. Treasury does take minor foreign exchange positions for trading purposes for short periods. The company has small bank borrowings outside Australia and cash is generated in operating subsidiaries around the world in a number of currencies. Where possible excess funds are accumulated at the Central Treasury.

Cash and deposits at 30 June 2002 were $276.9 million compared with $337.9 million at 30 June 2001 and $1,077.9 million at 30 June 2000. Cash and deposits at 30 June 2002 included restricted deposits of $18.4 million ($27.0 million at 30 June 2001 and $26.3 million at 30 June 2000) which have been set aside to cover the provisions established to address any remaining liability of members of the Group to claims arising with respect to the Accufix Pacing Lead.

NET CASH FROM OPERATING ACTIVITIES
Net cash provided by operating activities for 2001/2002 was $113.1 million compared to $226.6 million in 2000/2001 and $190.3 million in 1999/2000. This included $82.7 million on non-recurring payments compared to $54.5 million in the previous year and $20.3 million in 1999/2000. Payments in respect of Ansell Healthcare's restructuring program of $38.6 million were a major component of these non-recurring payments.

Payments in respect of the Accufix Pacing Leads litigation and settlement totalled $10.7 million compared with $24.3 million in 2000/2001 and $11.7 million in 1999/2000.

NET CASH FROM INVESTING ACTIVITIES
Net cash provided by investing activities was $874.5 million compared to $628.7 million in 2000/2001 and a cash usage of $288.8 million 1999/2000. The current year included $936.4 million of proceeds from the sale of the Pacific Automotive and Pacific Brands businesses.

Capital expenditure for the year of $34.3 million was considerably lower than the two prior years of $76.0 million and $156.8 million, due to the Group's smaller size. There are no material commitments for capital expenditure at 30 June 2002. The following table presents a summary of capital expenditure by Business Segment for the past three years:

                                                                          PART I
ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5B      LIQUIDITY AND CAPITAL RESOURCES (continued)

                                        FOR YEARS ENDED 30 JUNE
$ IN MILLIONS                         2002        2001        2000
------------------------------------------------------------------
Occupational Healthcare                  7           9          21
Professional Healthcare                 13           8          10
Consumer Healthcare                      2           5          14
Discontinued Businesses                 12          39         105
Corporate Services                       -          15           7
------------------------------------------------------------------
Total                                   34          76         157
==================================================================

NET CASH FROM FINANCING ACTIVITIES
Net cash used in financing activities was $1,041.1 million compared to $1,585.9 million in 2000/2001 and cash provided of $75.9 million in 1999/2000. During the year, the Company made net repayments of borrowings of $936.9 million the bulk of which was Australian dollar denominated debt reflecting the sale of Australian based assets. This compares to net repayments of $1,213.9 million in 2000/2001 and net proceeds from borrowings of $329.9 million in 1999/2000.

Net debt (ie borrowings including trade bills less cash) reduction was significant in the current year falling from $1,299.8 million in 2000/2001 to $365.6 million at the end of 2001/2002. This occurred as a result of business sale proceeds of $936.4 million being applied to debt reduction. Debt reduction was further assisted by the strong Australian dollar, which reduced borrowings by $41.0 million, offset by the impact of dividend payments and net interest and borrowing costs.

The reduced net debt improved balance sheet ratios for the Group with Net Debt to Equity falling from 121.9% last year to 41.8%. Net Liabilities to Equity decreased from 196.9% to 79.7%

The Company's long-term debt has been rated by the U.S. credit rating agencies Standard & Poor's Rating Group and Moody's Investors Service Inc. since 1988-89. The Company's ratings are as follows:

                                LONG TERM     OUTLOOK       SHORT TERM
                                ---------     --------      ----------
      Moody's                      Ba2        Negative      Not Prime
      Standard & Poor's            BB+        Negative          B

The current ratings from both rating organisations were announced in August 2001 and were reviewed subsequent to the half year profit announcement in February 2002.

In fiscal year 2001, the Company changed its hedge policy to more closely match the currency of the Group's borrowings to the currency of the Group's assets and underlying cash flows. As a result approximately two thirds of the borrowings at 30 June 2002 are denominated in US dollars.

The company's borrowing portfolio at 30 June 2002 had an average maturity of 949 days (previous year 829 days), was 83.4% fixed and 16.6% floating, with an average duration of 711 days, compared to the previous years 110 days. The average cost of debt for 2001/2002 was 5.63% down from the previous year's levels of 6.76%.

Net interest expense and borrowing costs for the year were $54.7 million compared to the previous years $99.4 million and $102.5 million in 1999/2000. This fall was due to the reduction in net debt, lower interest rates and stronger Australian dollar.

The Company completed a US$100 million three-year revolving credit facility with four core banks in January 2002. This facility remains unused and the company believes that working capital is sufficient for its present requirements.

CURRENCY RESTRICTIONS
The Company operates in a number of countries such as China, India, Sri Lanka and Malaysia where Central Banks in those countries have imposed currency restrictions and Malaysia has pegged its currency rate to the US dollar. These restrictions do not affect the daily operations of the relevant subsidiaries and to date have not restricted the flow of capital, interest or dividends. The Company anticipates that these restrictions will not have a material adverse affect on its operations.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5C      RESEARCH AND DEVELOPMENT

Ansell Healthcare spends about 1.25% of sales on research and development. Product and process innovation is essential to continuing profitable growth, and more than 15% of total sales currently come from products developed in the previous three years. The Company's commitment to innovation and new product development will be further enhanced with the establishment of Ansell Healthcare's new world-class Science and Technology Centre in Shah Alam, outside Kuala Lumpur, Malaysia. Ten PhDs, two MScs and 23 graduates staff the facility in Malaysia, and a smaller fibre-technology centre at South Carolina State University in the USA.

We have established relationships with several medical research institutions, such as Georgetown University, Drexel University and Johns Hopkins University in the USA, and we made annual contributions to scientific research programs at the University of Tampere in Finland and the Medical College of Wisconsin, USA. Ansell Healthcare's sponsored research includes the identification and isolation of natural rubber latex proteins, which may contribute to latex allergies in some people. We use the results of this research to improve the product quality, and we encourage the researchers to publish their findings in the scientific journals as part of the AnsellCares program.

The AnsellCares Scientific Advisory Board, established in 1992, is composed of some of the leading latex allergy researchers worldwide. The Advisory Board's charter is to direct research into critical hand barrier protection issues, such as latex and chemical allergy, factors affecting glove barrier integrity and the development of synthetic glove polymers. Research groups on three continents are responsible for numerous scientific breakthroughs, and have presented their work at many national and international allergy conferences. The output from Ansell Healthcare's Advisory Board has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has allowed us to reduce the allergen content of Ansell Healthcare's products. It has also provided clinicians with guidelines on how to better manage latex-sensitive healthcare workers and patients, and to reduce the risk of sensitisation for future generations. The AnsellCares program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, and periodic lectures and seminars.

While the Science and Technology group was devoted to implementing the operational restructuring plan for much of the year, a number of new products were brought to market or passed on to manufacturing for the new year. New products that generate, or will generate, significant sales are surgeons' gloves, Gammex PF and Dermaprene Ultra, and a number of line extensions for the HyFlex family of ergonomic gloves.

5D      TREND INFORMATION

Please refer to Item 4B - Business Overview.

5E      CRITICAL ACCOUNTING POLICIES

The preparation of the company's financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on other various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our management has identified the following critical accounting policies under Australian GAAP.

TURNOVER
Turnover from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the Ansell Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the invoice date which is the date the commodity is generally delivered. Revenue is recognised on the delivery date.

                                                                          PART I

ITEM 5 : OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

5E      CRITICAL ACCOUNTING POLICIES (continued)

TANGIBLE ASSETS - VALUATION
Fixed assets and goodwill are assessed to ensure carrying values do not exceed estimated recoverable amounts.

The carrying value of each long-lived asset is reviewed annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted discount rate. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price tends and related factors), operating costs, and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

TAXATION
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

..       tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

..       deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

..       deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

                                                                          PART I
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6A     DIRECTORS AND SENIOR MANAGEMENT

The business of Ansell Limited is managed by a Board of Directors of such number of not fewer than four and not more than eight as the Directors determine. At present there are six Directors in office, of which Mr H. Boon is Chief Executive Officer and Managing Director. There are no family relationships (within the meaning of Item 6 of Form 20-F) between any director or executive officer and any other director or executive officer.

As of 30 June 2002 the Directors of Ansell Limited were as follows:

                                                      YEAR OF INITIAL     EXPIRATION OF
NAME                   AGE          POSITION            APPOINTMENT     CURRENT TERM /(1)/
-----------------------------------------------------------------------------------------
Edward Tweddell         61          Chairman               2001                2004
Peter L Barnes          59          Director               2001                2004
Harry Boon              54   Chief Executive Officer       2002                   -
Herbert J. Elliott      64          Director               2001                2004
Stanley P Gold          59          Director               2001                2004
S. Carolyn H. Kay       41          Director               2000                2003

/(1)/ Other than the Chief Executive Officer, the directors are subject to re-election at the Annual General Meeting next following their appointment and retirement by rotation every three years. At least one third of the Company's Directors (those whom have served the longest since last being re-elected) retire each year and may offer themselves for re-election by the shareholders.

As of 30 June 2002 the Executive Officers (1) who were not Directors were:

                                                                                     COMMENCED
                                                            YEAR OF INITIAL         EMPLOYMENT
NAME                  AGE              POSITION               APPOINTMENT       WITH ANSELL LIMITED
---------------------------------------------------------------------------------------------------
William G Reilly       50    Senior Vice President &             2000                   2000
                             General Counsel
Phil Corke             48    Senior Vice President, Human        1998                   1998
                             Resources & Communications

/(1)/   Executive Officers serve at the discretion of the Board of Directors.

The following is a brief biography of each of the Directors and Executive Officers of Ansell Limited as at 1 October 2002:

EDWARD TWEDDELL, BSC, MBBS (HONS.), FRACGP, FAICD
Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO. He is also Chairman of the Nepenthe Group Pty Ltd.
Resident Adelaide. Age 61

HARRY BOON, LLB (HONS), B.COM
Managing Director and Chief Executive Officer of Ansell Limited since April 2002. He has been with Ansell since 1976, and has been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.
Resident USA. Age 54

PETER L BARNES, B.COM, MBA MELB
Appointed Non-executive Director in October 2001. He is chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.
Resident Sydney. Age 59

HERBERT J ELLIOTT, AC, MBE, MA CANTAB
Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.
Resident Perth. Age 64

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6A      DIRECTORS AND SENIOR MANAGEMENT (continued)

STANLEY P GOLD, AB, JD
Non-executive Director since October 2001. President of Shamrock Holdings, Inc., and President and Managing Director of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd.
Resident USA. Age 59

S CAROLYN H KAY, BA, LLB, MAICD
Non-executive Director since May 2000. She is an Advisor with Morgan Stanley, a Director of Mayne Group and the Treasury Corporation of Victoria. She is also Deputy Chair of the Art Foundation of the National Gallery of Victoria and the Victorian Funds Management Corporation.
Resident Melbourne. Age 41

MICHAEL J MCCONNELL, (ALTERNATE TO MR STANLEY GOLD SINCE OCTOBER 2001) Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors, Inc. He is also a Director of Newport Technology Fund, Nuplex Industries and Port-Link International.
Resident USA. Age 36

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
WILLIAM G. REILLY
Senior Vice President and General Counsel
With Ansell since 2000 when he was appointed Vice President & General Counsel. Prior to joining Ansell, Mr Reilly was Associate General Counsel of C.R. Bard Inc. from 1990 to 2000. Prior to Bard, Mr Reilly held increasingly responsible positions as senior counsel with The Hertz Corporation, McKesson Corporation, Dresser Industries and GAF Corporation.

PHIL CORKE
Senior Vice President Human Resources and Communications
Phil Corke has been with Ansell since 1998 when he was appointed Senior Vice President of Human Resources. Prior to joining Ansell, Mr Corke was Vice President of Human Resources of Alpharma Inc (generic pharmaceuticals) from 1996 to 1997 and was Director of Training and International Compensation for Textran Inc from 1994 until 1996. Mr Corke was hired by Bristol-Myers in the United Kingdom in 1988 as Personnel Director and was transferred to the United States in September 1990 as Human Resources Director, Europe for Bristol-Myers Squibb Pharmaceutical Group.

ROBERT J BARTLETT
Company Secretary and General Manager - Corporate
Robert Bartlett was appointed Company Secretary and General Manager - Corporate in 2001 and has had over 37 years experience with the Company. Robert has previously held senior finance and administrative positions with the Corporate Head Office, as well as with operating units, both in Australia and overseas.

DAVID M GRAHAM
General Manager, Finance & Accounting
David Graham joined the Company in 1982 after eight years in chartered accounting with Ernst & Whinney (now Ernst & Young). David commenced as Assistant Treasurer and in 1985 was appointed Group Treasurer, a position he held until December 2001. David held the position of Acting Chief Financial Officer from December 2001 until September 2002 and is currently General Manager, Finance & Accounting and is based in Melbourne, Australia.

RUSTOM JILLA
Chief Financial Officer
Mr Jilla joined Ansell Limited on 23 September 2002. Mr Jilla has extensive experience in financial roles with global companies and was most recently Vice President Financial Operations of Perkin Elmer Inc. This followed a successful international career with BOC Group Plc, both in the United States and New Zealand.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6B      COMPENSATION

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during 2001-2002 as compensation to its Directors and its continuing executive officers named below as a group was $3,821,000.

In accordance with the provisions of Australian law, amounts notionally attributed to pension and retirement benefits are deemed to be remuneration and such amounts are included in the total amount set out in the preceding paragraph.

The following table sets out the remuneration provided to the Directors and the most highly remunerated officers of the Company and the Group (including those based overseas) for the financial year.

                                             FIXED                                         SUPERANNUATION
                                       REMUNERATION /(a)/   FEES /(b)/   INCENTIVES /(c)/  CONTRIBUTIONS /(d)/    TOTAL
                                            A$                 A$              A$                 A$               A$
----------------------------------------------------------------------------------------------------------------------------
NON-EXECUTIVE DIRECTORS - CONTINUING

E D Tweddell /(e)/ /(f)/
Chairman                                     173,021         114,240                              8,803          296,064
P L Barnes /(e)/                                              44,976                              3,598           48,574
H J Elliott                                                   62,815                              5,025           67,840
S P Gold /(e)/ /(g)/                                          41,014                              3,281           44,295
S C H Kay                                                     67,536                              5,403           72,939
NON EXECUTIVE DIRECTORS - FORMER

J T Ralph /(h)/                                               86,990/(i)/                         6,007           92,997
A B Daniels /(j)/ /(k)/                      360,000          73,370                              8,803          442,173
N A D'Aquino /(l)/                                            16,565                              1,325           17,890
R J McLean /(m)/                                               4,993                                399            5,392
I E Webber /(j)/                                              46,690                              3,735           50,425
MANAGING DIRECTOR AND OFFICERS/(t)/
 OF THE COMPANY AND THE GROUP

H Boon /(n)/ /(u)/
Managing Director                          1,190,483                         142,782            292,326/(o)/   1,625,591
P Corke /(p)/ /(u)/                          423,649                          84,575             32,175/(o)/     540,399
P R Gay /(q)/                              1,640,293                                             45,321        1,685,614
R P Hulstrom /(q)/                           523,693                                             21,055          544,748
P R Moore(R)                                 256,571                         702,500/(s)/        47,175        1,006,246
W G Reilly /(p)/ /(u)/                       404,489                          78,523             33,516/(o)/     516,528
I D Veal /(q)/                             1,537,196                                             28,193        1,565,389

/(a)/ Comprises the cost to the Company of cash salary, non-cash benefits such as motor vehicles, housing loans and home office expenses, and expatriate assignment costs.
/(b)/   Includes fees in connection with Board and Board Committee responsibilities.
/(c)/   Performance-based payment.
/(d)/ Includes for Australian-based Directors and Officers, and one U.S. - based Officer, an imputed notional contribution calculated at an actuarial rate or to satisfy Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2002 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and Executives set out in Note 28 to the Financial Statements contained in Items 17 & 18.
/(e)/   Appointed 26 October 2001.
/(f)/ Includes remuneration for extra services related to the strategic review of Ansell Healthcare and the resolution of matters carried over from the Pacific Dunlop structure.
/(g)/ Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company's constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold's alternate.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6B      COMPENSATION (continued)

/(h)/   Retired 30 November 2001.
/(i)/   Includes provision of vehicle.
/(j)/   Retired 20 March 2002.
/(k)/ Includes remuneration paid for extra services as Acting Chief Executive Officer for the period to 31 December 2001.
/(l)/   Retired 30 September 2001.
/(m)/   Retired 27 July 2001.
/(n)/ US-based Officer. Appointed Chief Executive Officer on 12 April 2002 and Managing Director on 30 April 2002.
/(o)/   Includes contributions to US non-qualified pension or benefit plan.
/(p)/   US-based Officers.
/(q)/ Ceased employment during year. Payments include statutory and previously negotiated contractual amounts due on termination of employment, including accumulated annual leave and long service leave.
/(r)/ Ceased employment with the Group during the year upon the sale of the Pacific Brands business.
/(s)/   Includes retention incentive relating to sale of business.
/(t)/ The officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other executives who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.
/(u)/ US based Officers are paid in US$. The average exchange rate for the period as set out in the financial statements is US$0.52214 = A$1.00.

The Company at 30 June 2002 had agreements with each of the Directors who are not executive officers, which provide for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken by a superannuation fund of which the Company is employer sponsor.

The Company has operated two share plans for employees and Directors.

..       the Pacific Dunlop Executive Share Plan ("Executive Plan"); and
..       the Pacific Dunlop Employee Share Plan ("Employee Plan").

No issue of shares has been made under either Plan since February 1994. The Board determined during 1996 that no further issues of shares would be made under the Executive Plan.

Shares issued under the Executive Plan to selected employees ("Executives") were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/94 issue - 8 1/4 years). While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment with the Company (other than for death, retrenchment, retirement or upon the sale of a business) prior to expiration of the restriction period. Once restrictions cease, the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) or the last sale price of the Company's ordinary shares on the Australian Stock Exchange Limited. As of 30 June 2002, no offers to Executives were outstanding and as noted above, no further issues will be made under this Plan. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The number of Executive Plan Shares outstanding at 30 June 2002 was 1,174,600 and as of 30 September 2002 was 1,116,100 shares. At 30 September 2002, no Executive Plan Shares outstanding were held by the Directors and executive officers of Ansell Limited named above as a group. During the fiscal year, the amounts outstanding on 307,100 existing Executive Plan Shares were fully paid. From the end of the fiscal year through 30 September 2002, the amounts outstanding on an additional 58,500 Executive Plan Shares were fully paid.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6B      COMPENSATION (continued)

Under Australian law, the Company is not required to disclose and does not otherwise disclose the number of Executive Plan Shares held by each executive officer individually, unless such executive officer is also a Director. There were no Executive Plan Shares held by Directors of Ansell Limited as of 30 June 2002.

In addition to the Executive Plan, the Company maintains an Employee Plan under which 678,300 fully paid Ordinary Shares were held as of 30 June 2002 by employees of the Company and 676,667 shares (including Ordinary Shares issued as bonus shares) were held as of 30 September 2002. The Employee Plan permits full-time and part-time employees, who have completed three or more years continuous service with the Company and who do not participate in the Executive Plan, to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as of the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. Loans under this plan have been made, and any future loans under this plan will be made, only if permitted under the relevant securities laws.

The shares are not transferable while a loan remains outstanding, but carry voting rights and entitlement to dividends (although dividends are applied in reduction of the loan). Invitations are made under the Employee Plan from time to time. As of 30 June 2002, no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

Issues of shares under the Employee Plan to date have been in 1986-1987 at $23.60 per share, in 1987-1988 at $20.05 per share, in 1988-1989 at $20.65 per share, in 1990-1991 at $22.10 per share, in 1991-1992 at $21.50 per share and in 1993-1994 at $25.00 per share. Holders of Employee Plan Shares at June 1987, May 1989 and October 1993 became entitled to bonus shares (stock dividends) totalling 1,960,062 shares in respect of bonus issues (stock dividends) declared in June 1987, May 1989 and October 1993.

(Note: These $ values have been amended from those reported in prior years to take into account the one for five share consolidation that took place during fiscal year 2002)

During the 2001-2002 fiscal year, the loan liability of members in respect of 77,866 fully paid ordinary shares of $2.50 each was discharged. From the end of the fiscal year through 30 September 2002 the loan liability in respect of an additional 1,633 fully paid shares was discharged. No new shares were issued during 2001-2002 under the Employee Plan.

The Company's accounting policy in respect of the Employee Plan is to recognise the paid-up capital and share premium upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount is recognised upon issue, apart from the capital paid-up on the shares, as the amount of the call payable is not known at the time of issue. Once a call has been made upon the shares and paid, the Company recognises the increase in paid-up capital and share premium. A loss of $535,381 pre tax in respect of the Employee Share Plan was recognised for the year 2001-2002, compared to a loss of $206,567 after tax for the year 2000-2001 and in 1999-2000 a loss after tax of $219,712.

6C      BOARD PRACTICES
The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's constitution. The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice.

RESPONSIBILITIES
The Board's responsibilities and duties include the following:

..       review and determine strategic direction and policies, allocation of resources, planning for the future and plan for succession;

..       to appoint a Chief Executive Officer for the ongoing management task of developing and implementing suitable business strategies, consistent with the Company's policies and strategic direction;

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6C      BOARD PRACTICES (continued)

RESPONSIBILITIES (continued)
..       regularly evaluate the performance of the Chief Executive Officer and senior management, and determine their remuneration;
..       monitor and oversee the Company's financial position, including the audit process; and
..       ensure that the conduct of the Company and its officers are legally and ethically of the highest order, and that work practices in all operations give priority to safety.

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

..       a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, engineering and professional advisers; and
..       a process to identify and measure business risk.

The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group.

The Company has procedures in place to ensure that Directors, executives, management and employees carry out their duties and responsibilities to the highest ethical standards. These procedures and practices set high standards for ethical behaviour and business practice beyond complying with the law, and are based on the following key principles:

..       acting with fairness, honesty and integrity;
..       being aware of and abiding by laws and regulations;
..       individually and collectively contributing to the well-being of shareholders, customers, the economy and the community;
..       maintaining the highest standards of professional behaviour;
..       avoiding or managing conflicts of interest; and
..       striving to be a good corporate citizen, and to achieve community respect.

The Company's ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees that assist the full Board in examining particular areas or issues.

It is also the Company's practice that Directors visit a number of the Company's facilities in each year.

BOARD COMPOSITION
The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition.

The requirement under the constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman. Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD AND ELECTION PROCESSES
The Ansell Board currently has six Directors. In addition, one alternate Director has been appointed to represent an overseas-based Director. Of those, five have been appointed as Non-executive Directors (including the Chairman) and one is an Executive Director (the Chief Executive Officer who is also Managing Director).

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6C      BOARD PRACTICES (continued)

BOARD AND ELECTION PROCESSES (continued)
New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS
In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years. The Board also has a general policy that Non-executive Directors should retire from the Board at the age of 70, and that Executive Directors should, in general, retire by the age of 60.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman or the Board prior to accepting a position as a Non-executive Director of another company.

REMUNERATION
Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing all of this amount by way of fees. In addition, reflecting the assets divested and the refocussing of the Company, the normal annual fee payable to each Director has not increased since 1994.

Directors receive an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum is paid to Directors appointed to the Audit Committee with the Committee Chair receiving an additional $2,500. No fees are currently payable for participation on other committees. The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people. Retirement benefits based on period of service are paid in accordance with the Corporations Act and a schedule previously approved by shareholders. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10% of his or her annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to a Non-executive Directors' Share Plan. At an Extraordinary General Meeting on 12 April 2002, shareholders approved the issue to Non-executive Directors of shares in the Company, in accordance with amended rules of the Plan that now enable Non-executive Directors to elect to apply up to 100% of their fees in acquiring shares in the Company. As members of management, Executive Directors, when appointed, do not receive fees or Directors' retirement benefits. They are members of the Company's Superannuation Fund and, as such, receive Company retirement benefits.

DEALINGS IN SHARES
Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

CONFLICT OF INTEREST
In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are known by each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the ASX Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships held to signal any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, information is not provided to the Director, and the Director does not participate in, or vote at, the meeting where the matter is considered.

BOARD COMMITTEES
As a result of the changing focus and the smaller size of the Company, the Board has reorganised its committee arrangements such that the previous five committees have been reduced to two, being the Audit Committee and a combined Nominations, Remuneration and Evaluation Committee.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6C      BOARD PRACTICES (continued)

BOARD COMMITTEES (continued)
The reduced size of the Board has meant that it is now capable of dealing with a range of committee issues in full session. Accordingly, the former Corporate Conduct and Donations committees were discontinued during the year, and the Board has assumed responsibility for their function. The two ongoing committees are made up of Non-executive Directors only. The Board reviews the charter of each committee periodically.

Senior executives attend Board and committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE
The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangement. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditors' remuneration, and advises the Board on their remuneration and appointment.

The Committee reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported. The Chief Executive Officer, General Manager - Finance & Treasury, Group Chief Accountant and principal external audit partner participate at meetings by invitation.

The current members of the Audit Committee are Mr P.L. Barnes (Chair), Mr H.J. Elliott and Mr L.D. Crandall (a newly appointed Director).

NOMINATIONS, REMUNERATION AND EVALUATION COMMITTEE
This Committee now combines the functions of the previously separate Nominations Committee and Remuneration and Evaluation Committee. Because of the significant number of changes that were occurring at both Board and senior management level during the year, the functions of the Committee were handled at meetings of the full Board. Responsibility for those duties will now be re-assumed by the Committee, the composition of which is yet to be determined.

This Committee's charter provides for it to periodically review the structure of the Board, and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors. In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include the candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program. The Committee also considers matters including succession and senior executive compensation policy, including short- and long-term incentive plans, and advises the Board accordingly.

The Committee has available independent professional advisers in supporting Ansell's policy of attracting high calibre people at all levels, and to ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6C      BOARD PRACTICES (continued)

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2002

                                            BOARD              AUDIT        CORPORATE  CONDUCT      DONATIONS
                                       HELD      ATTD      HELD     ATTD      HELD      ATTD      HELD      ATTD
                                    ------------------------------------------------------------------------------
DIRECTORS - CONTINUING
E D Tweddell                              6         6         1        1
P L Barnes                                5         5         3        3
H Boon                                    1         1
H J Elliott                              10         9                            1         1
S P Gold                                  6         6
S C H Kay                                10         9         5        4                             1         1
DIRECTORS - FORMER
J T Ralph                                 6         6         2        2
A B Daniels                               8         8         4        4         1         1         1         1
N A D'Aquino                              3         3         2        2
R J McLean                                1         1
I E Webber                                8         8                            1         1

Held - Indicates the number of meetings held while each Director was in office.

Attd - Indicates the number of meetings attended during the period that each Director was in office. In the case of Mr R J Mclean to 27 July 2001, Mr N A D'Aquino to 30 September 2001, Mr J T Ralph to 30 November 2001, and Messrs A B Daniels and I E Webber to 20 March 2002.

For Dr E D Tweddell, Mr P L Barnes and Mr S P Gold from the date of their appointments on 26 October 2001, and Mr H Boon from 30 April 2002. Mr S P Gold attended one meeting in person, and was represented at each other meeting by his alternate, Mr M J McConnell.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 26 April 2002 in relation to the one for five share consolidation. A special Board Committee meeting comprising Dr E D Tweddell, Mr P L Barnes and Mr H J Elliott was convened on 30 April in connection with the appointment to the Board of Mr H Boon.

The Corporate Conduct and Donations Committees met on one occasion during the year prior to being discontinued and their functions being assumed by the Board.

6D      EMPLOYEES

As of 30 June 2002 Ansell Limited employed 12,160 full time equivalent employees.

Of these employees, less than 1% were located in Australia following the sale of the Pacific Automotive and Pacific Brands businesses.

Approximately 17% of the total workforce of Ansell, who are predominantly located outside of Australia, belong to trade unions, while the length of the union contracts is typically 3 years. Management believes it has good relations with its unions.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6E      SHARE OWNERSHIP

The relevant interests of each Director in the share capital of the Company as at 3 September 2002, as notified to the Australian Stock Exchange Limited pursuant to the provisions of section 235 of the Corporations Act, were:

                                  1           2           3
----------------------------------------------------------------
E D Tweddell                    27,979
P L Barnes                       3,787
H Boon                          10,340     120,000
H J Elliott                      3,761
S P Gold                           721                24,428,841
S C H Kay                        3,248

(1) Beneficially held in own name, or in the name of a trust, nominee company or private company.
(2) Beneficial, Executive Share Options. These were granted in 1997, had an exercise price of $16.50, were subject to performance hurdles which had not been satisfied and expired on 11 December 2002.
(3) Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10% economic interest in the holding of Trefoil International III, SPRL, of which he is also a Director. Trefoil International III, SPRL is a related body corporate of Shamrock Holdings of California Inc.

Each Director owns less than 1% of the shares outstanding except for Mr Gold's non-beneficial shareholding which amounts to 13%.

Messrs Corke and Reilly (listed in Item 6B) do not own shares in the Company.

NON-EXECUTIVE DIRECTORS' SHARE PLAN
Shareholders approved the participation by Non-executive Directors in the plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan during the financial year and included in the Relevant Interest above, are as follows:

                     NUMBER OF SHARES     DATE OF        ACQUISITION PRICE
                          ACQUIRED      ACQUISITION             A$
--------------------------------------------------------------------------
                           2,535        17/12/2001            $ 0.95
Dr E D Tweddell            3,900        14/03/2002            $ 1.15
                             692        18/06/2002            $ 6.48
--------------------------------------------------------------------------
                           1,251        17/12/2001            $ 0.95
P L Barnes                 1,408        14/03/2002            $ 1.15
                             255        18/06/2002            $ 6.48
--------------------------------------------------------------------------
                           2,294        14/09/2001            $ 0.72
                           1,704        17/12/2001            $ 0.95
H J Elliott                1,300        14/03/2002            $ 1.15
                             230        18/06/2002            $ 6.48
--------------------------------------------------------------------------
                           1,155        17/12/2001            $ 0.95
S P Gold                   1,300        14/03/2002            $ 1.15
                             230        18/06/2002            $ 6.48
--------------------------------------------------------------------------
                           2,417        14/09/2001            $ 0.72
                           1,770        17/12/2001            $ 0.95
S C H Kay                  1,462        14/03/2002            $ 1.15
                             254        18/06/2002            $ 6.48
--------------------------------------------------------------------------

Note: All acquisitions of shares after 12 April 2002 relate to shares in Ansell Limited following the consolidation of the Company's share capital, approved by shareholders at a General Meeting, on the basis that five existing shares were consolidated into one new share.

                                                                          PART I

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

6E      SHARE OWNERSHIP (continued)

In addition, Messrs A B Daniels, J T Ralph and I E Webber participated in the Plan prior to their respective retirements as Directors of the Company. Details of the shares they acquired under the Plan are as follows:

..       on 14 September 2001, Mr J T Ralph 6,229 shares, Mr A B Daniels 2,458 shares and Mr I E Webber 2417 shares, each at $0.72 per share; and

..       on 17 December 2001, Mr A B Daniels 1,836 shares and Mr I E Webber 1,770 shares, each at $0.95 per share.

                                                                          PART I

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

7A      MAJOR SHAREHOLDERS

To the best of its knowledge, Ansell Limited is not directly, or indirectly, controlled by any corporation, or any foreign government. Ansell Limited does not know of any arrangement, the operation of which may result in a change of control of Ansell Limited.

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest are as follows:

                                                                  NO. OF FULLY   % OF ISSUED
                                                                  PAID SHARES      CAPITAL
Shamrock Holdings of California and its related bodies corporate    24,428,841         13.13%
Perpetual Trustees Australia Limited                                20,542,631         10.98%
Maple-Brown Abbott Ltd.                                             19,139,772         10.23%
Harris Associates L.P.                                               9,358,209          5.00%

Voting rights as governed by the constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a)     on a show of hands, one vote only;

(b)     on a poll, one vote for every fully paid ordinary share held.

On 30 June 2002, 206,319 ADSs (equivalent to 825,276 Ordinary Shares, which represents approximately 0.4% of the Ordinary Shares then outstanding) were outstanding and held by 131 registered holders with addresses in the United States.

7B      RELATED PARTY TRANSACTIONS

During the period from 30 June 1999 to 30 June 2002, the largest aggregate amount of indebtedness owed by Directors or senior management to Ansell Limited was $1,050,000. This indebtedness was outstanding under the Housing Loan Plan, which has allowed certain individuals to borrow money to purchase a residence. The rate of interest paid or charged on such indebtedness was 4.00%, 4.00% and 3.25% for fiscal years 2002, 2001 and 2000 respectively. As at the date of this report, all amounts owing under the Plan have been repaid.

Refer to Note 34 to the Financial Statements included in Items 17 and 18 for additional details of Related Party Transactions.

                                                                          PART I

ITEM 8 : FINANCIAL INFORMATION
--------------------------------------------------------------------------------

8A      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements are included herein as Items 17 and 18.

Refer to Note 26 to the Financial Statements for details of legal proceedings.

The Company has no fixed policy on dividend distribution. The payment of dividends is at the discretion of the Board.

8B      SIGNIFICANT CHANGES

There have been no significant events that have occurred subsequent to the end of the financial year.

                                                                          PART I

ITEM 9: THE OFFER AND LISTING
--------------------------------------------------------------------------------

The principal trading market for Ansell Limited's Ordinary Shares ("Ordinary Shares"), is the Australian Stock Exchange Limited (ASX). The Ordinary Shares are also listed on the London Stock Exchange and the Stock Exchange of New Zealand. The Company's American Depositary Shares ("ADSs"), represented by American Depositary Receipts ("ADR's") issued by Morgan Guaranty Trust Company of New York, as Depositary (the "Depositary"), are traded in the United States in the over-the-counter market and are quoted on the NASDAQ National Market System.

The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS) which is a fully computerised system.

Trading on SEATS takes place each business day between the hours of 10:00am and 4:00pm, Australian Eastern Standard Time or Australian Eastern Summer Time. At 4:05pm each day, the ASX subsequently matches any buy and sell orders in the system, which are at the same price. The prices of all listed Shares are continuously quoted while the market is open and the system prioritises the orders first by price and second by placement in the system.

Exchange participants can cross stock between buying and selling orders, at the buy or sell quote provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.

The following table sets out for the periods indicated ($A) the highest and lowest market quotation for the Ordinary Shares reported on the Daily Official List of The Australian Stock Exchange Limited and (US$) the highest and lowest bid prices for ADSs quoted on the NASDAQ National Market System.

                                                   $A                        US$
                                            ORDINARY SHARES              PER ADS/(1)/
PERIOD                                  HIGH/(2)/     LOW/(2)/      HIGH/(2)/     LOW/(2)/
----------------------------------------------------------------------------------------
LAST 5 FINANCIAL YEARS
       Fiscal Year 2002                  7.010         3.400        15.310         6.550
       Fiscal Year 2001                  8.400         4.000        19.375         8.205
       Fiscal Year 2000                 12.400         6.850        31.875        14.220
       Fiscal Year 1999                 16.250        10.800        38.750        28.125
       Fiscal Year 1998                 19.950        11.850        58.125        28.125

BY QUARTER 2002-2003
       First Quarter                     7.150         6.450        15.480        13.800

BY QUARTER 2001-2002
       First Quarter                     4.300         3.400         9.145         6.550
       Second Quarter                    5.200         3.550        10.750         7.402
       Third Quarter                     6.200         5.150        13.000        10.005
       Fourth Quarter                    7.010         6.000        15.310        12.650

BY QUARTER 2000-2001
       First Quarter                     8.400         7.000        19.375        15.155
       Second Quarter                    8.250         7.150        17.815        14.690
       Third Quarter                     7.550         5.950        17.815        12.190
       Fourth Quarter                    6.400         4.000        13.125         8.205

LAST 6 MONTHS
       November 2002                     7.690         7.030        17.200        15.600
       October 2002                      7.070         6.670        15.410        14.500
       September 2002                    7.150         6.710        15.260        14.410
       August 2002                       7.050         6.590        15.480        13.800
       July 2002                         6.770         6.450        15.000        13.900
       June 2002                         6.580         6.250        15.160        14.000

/(1)/   Each ADS represents four Ordinary Shares.

/(2)/ Previously reported prices have been adjusted to reflect the one for five share consolidation that took place in fiscal 2002.

The total market capitalisation of Ansell Limited at 30 June 2002 was $1,171 million. The total market capitalisation of Ansell Limited at 30 November 2002, was $1,393 million and the closing price for Ansell Limited ordinary shares on the ASX on that date was $7.457.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10A     SHARE CAPITAL

Not applicable.

10B     CONSTITUTION

The Company replaced its memorandum and articles of association with a new constitution on 12 April 2002. Recent changes to the Corporations Act 2001 (Cth) ("the Corporations Act") and the ASX Listing Rules reflected in the new constitution include:

..       there is no longer a statement regarding the authorised capital of the
        Company as the concept of authorised capital has been abolished for Australian companies;
..       references to par value, share premium and share premium account have been deleted and the "amount paid" on a share has been clarified following the abolition of par value in Australia;
..       the non-marketable parcel sale provision has been amended to include a power for the Company to divest holdings of less than one marketable parcel where the relevant holding is created by a transfer of shares registered after the adoption of the new constitution (this is consistent with the ASX Listing Rules);
..       the provisions dealing with general meetings and proxies have been amended to reflect the requirements of the Corporations Act;
..       the provisions dealing with access, indemnity and insurance have been amended to reflect the changes to the Corporations Act; and
..       the dividend provisions have been expanded and clarified in light of changes to the Corporations Act and confirms the power of the directors to pay, rather than declare, interim and final dividends.

In addition, the maximum number of directors has been reduced from 15 to 8 and the minimum number of directors has been reduced from 5 to 4.

Under Australian company law, a company is permitted, but not required, to have an objects clause or statement of purposes in its constitution. The Company deleted its previous objects clause from its constitution on 16 November 1992. Pursuant to the provisions of the Corporations Act, the Company has the legal capacity of an individual and all of the powers of a body corporate.

Rule 37(f) of the Company's constitution permits a director who has an interest in a matter that is being considered at a meeting of directors to, despite that interest, vote, be present and be counted in a quorum at the meeting, unless prohibited by the Corporations Act. The Corporations Act prohibits a director of the Company from being present at a meeting of directors during consideration of, or voting upon, a matter in which that director has a material personal interest. This does not apply to voting on directors compensation. However, the total aggregate remuneration payable to the non-executive directors may not exceed the maximum amount approved by shareholders in general meeting from time to time pursuant to rule 35 of the Company's constitution.

Rule 38(b) of the Company's constitution permits the directors, to exercise all the powers of the Company, at their discretion, including:

(a)     to raise or borrow money;
(b) to charge any of the Company's property or business or any amount unpaid on its shares; and
(c) to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

These borrowing powers, as with any provision of the constitution, can be amended by the Shareholders of the Company passing a special resolution at a general meeting.

There is no age limit prescribed in the Company's constitution for directors. However, the Corporations Act requires that any director of a public company who has attained the age of 72 must submit him or herself for re-election at each annual general meeting after attaining that age. Re-election requires the passing of a special resolution (75% majority) of those present and voting at the meeting.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10B     CONSTITUTION (continued)

Rule 5 permits the Company to issue shares and grant options for shares on such terms and with such rights and restrictions decided by the directors. The issue and terms of issue, of preference shares must be approved by the Company's shareholders in general meeting as required by the Corporations Act.

Rule 53 provides that, subject to any rights or restrictions attached to any shares or class of shares, the profits of the Company are divisible amongst the holders of ordinary shares (being the only class of shares currently on issue) in proportion to the capital paid up, or credited as paid, upon the shares held by them respectively.

Rule 30(a) provides, subject to any rights or restrictions attached to any shares or class of shares, every shareholder present at a meeting has one vote on a show of hands and each share, on a poll is:

(a)     if fully paid - entitled to one vote;
(b) if partly paid - entitled to a fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited).

All directors of the Company, other than the Managing Director, are required to seek re-election at least once in every three years on a rotating basis.

As previously indicated, rule 53 provides for each share to participate in those of the Company's profits the Board determines to distribute in proportion to the amount paid up on those shares, subject to any right or restriction attaching to a share or class of shares. In the event of liquidation, rule 59 permits the liquidator, with the sanction of a special resolution to divide among shareholders the whole or any part of the Company's property and decide how the division is to be carried out as between the members or different classes of members.

Rule 58 provides that where the assets available upon a winding up are insufficient to repay all of the capital paid on shares, the losses will be borne by shareholders in proportion to the capital paid or that ought to have been paid on the shares at the commencement of the winding up. If surplus assets remain upon a winding up after having repaid the whole of the capital paid up, the excess is to be distributed amongst shareholders in proportion to the capital paid or that ought to have been paid on the shares at the commencement of the winding up.

There are no redemption or sinking fund provisions in the constitution. However, the Corporations Act requires the approval of shareholders to the issue of preference shares with a right of redemption (or authorisation of the Board to issue such shares). Any amount of the issue price of a share that remains unpaid may, subject to any rights or restrictions attaching to a share, be called for payment by the Board pursuant to rule 10. However, once the full amount of the issue price of a share has been paid, a shareholder is not liable to contribute any further capital to the Company in respect of that share. The Company's constitution does not contain any provision discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares, nor does it contain any provisions pertaining to the changing of the rights of shareholders.

The Company is required by the Corporations Act to hold an annual general meeting at least once in each calender year. In addition, the Corporations Act and rule 23 provide that the directors (including any single director) may at any time convene a general meeting of shareholders and the directors must convene a general meeting upon the requisition of at least 100 shareholders or the holders of 5% of the votes that may be cast at the meeting. The constitution does not impose any conditions upon the admission of shareholders to a general meeting, however, rule 25(a) permits the chair of a general meeting to take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse a person admission to, or require a person to leave and remain out of, the meeting if the person is disruptive.

The constitution contains no limitations on the rights to own securities. In the event of a partial or proportional takeover bid being made for shares in the Company, rule 69 requires that a resolution to approve the takeover scheme be passed at a general meeting of shareholders before any registration of a transfer giving effect to the proportional takeover can be made. The constitution contains no governing by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10B     CONSTITUTION (continued)

In addition to the information contained above, the Corporations Act:

(a) provides a code that regulates "takeovers" (changes in control) of Australian companies that applies, in general, where a shareholder becomes entitled to 20% or more of the issued shares of a company; and
(b) provides for disclosure of share ownership once a person and his or her associates become entitled to 5% or more of the issued shares in a company.

The Foreign Acquisition and Takeovers Act (Cth) regulates the acquisition of interests in Australian companies by foreign nationals in excess of 15% of the issued shares of a company. There are no conditions imposed under the constitution governing changes in capital that are more stringent than required by Australian company law.

10C     MATERIAL CONTRACTS

The following is a summary of the material contracts entered into by the Company over the last two years:

..       Sale of Business Agreement dated 30 November 2001 made between the following Ansell Limited Group companies: Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Ativ Pac Pty Ltd, Pacific Dunlop Holdings (NZ) Limited, Pacific Dunlop Holdings (Europe) Ltd, Pacific Dunlop Holdings (USA) Inc, PD International Pty Limited, Pacific Dunlop Holdings (Singapore) Pte Ltd, PD Holdings (Malaysia) Sdn Bhd, PD Licensing Pty Ltd, Niblick Pty Ltd, Cliburn Investments Pty Ltd, PD Shared Services Holdings Pty Ltd and Ansell Limited (as sellers) and PB Holdings NV, Pacific Brands Holdings Pty Ltd, Pacific Brands Household Products Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sports & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as buyers) in relation to the sale of the business of manufacturing, marketing, selling and distribution of clothing and related apparel, foam, bedding accessories and products, footwear and sporting and leisure equipment carried on by the sellers and known as "Pacific Brands."

        The total consideration payable under the sale of business agreement and under related documents for the sale of equivalent businesses in New Zealand, Fiji, Indonesia, Hong Kong, Malaysia, USA, and the United Kingdom was approximately A$730 million.

..       Australian Deed dated 19 October 2001 made between The Goodyear Tire &
        Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Ansell Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited under which the parties agreed that the restructuring of the South Pacific Tyres ("SPT") joint venture will not require any further cash contribution from Ansell Limited. Under the Australian Deed, Ansell Limited's future funding is limited to the loans of A$56 million currently advanced to SPT. The Agreement contains a put option in favour of Ansell Limited, exercisable in four to five years, to sell Ansell Limited's interest in SPT at a price determined by the profits achieved in the two year period prior to the exercise of the option. If this put option is not exercised, Goodyear has a call option, exercisable in the following six months, on the same pricing basis.

        The put and call options are subject to certain conditions set out in a Co-ordination Deed dated 19 October 2001 made between The Goodyear Tire & Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Ansell Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited, Goodyear New Zealand Limited, Pacific Dunlop Holdings (NZ) Limited and South Pacific Tyres NZ Limited.

..       Sale of Business Agreement dated 20 September 2001 made between the following Ansell Limited Group companies: Ashdown Enterprise (Wholesale) Pty Ltd, The Distribution Group Pty Limited, The Distribution Group Holdings Pty Limited, PD Licensing Pty Limited, TDG Warehousing Pty Ltd and Ansell Limited (as sellers) and Automotive Parts Group Limited and Automotive Parts Group Holdings Limited (as buyers) in relation to the sale of the business of sourcing, kitting, re-manufacturing, reconditioning, selling, marketing and distributing automotive products and materials carried on by the sellers in Australia and known as "Pacific Automotive."

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10C     MATERIAL CONTRACTS (continued)

        The total consideration payable under the sale of Business Agreement and under related documents for the sale of the equivalent business in New Zealand was approximately A$251.5 million.

..       Agreement for the Sale of Australian Business dated 26 February 2001 made between Sara Lee Apparel (Australasia) Pty Limited, Sara Lee Corporation and Ansell Limited in relation to the acquisition by Ansell Limited of the hosiery, intimate apparel, commercial workwear and casual clothing business known as "Sara Lee Apparel." The total consideration payable under this agreement and under related documents for the purchase of the New Zealand & Fijian arms of the Sara Lee Apparel business was approximately A$59.8 million.

..       Business Sale Agreement dated 8 August 2000 made between The
        Distribution Group Limited and Ansell Limited (as sellers) and Hagemeyer NV and Hagemeyer Electrical Distribution Group (as buyers) in relation to the sale of the business of sourcing, manufacturing, developing, selling, marketing and distributing electrical based products and materials carried on by the sellers in Australia and known as the "Pacific Dunlop Electrical Group." The total consideration payable under the Business Sale Agreement and under related documents for the sale of the equivalent business in New Zealand was approximately A$343 million.

10D     EXCHANGE CONTROLS

Except for restrictions on foreign exchange transactions with Iraq, the National Union for the Total Independence of Angola (UNITA) and the supporters of the former Milosevic regime, the Reserve Bank of Australia ("RBA") does not inhibit the import and export of funds, and no permission is required by Ansell Limited for the movement of funds in and out of Australia. The Australian Minister of Foreign Affairs has the express power under the Charter of the United Nationals (Anti-terrorism Measures) Regulations 2001 (Cth) ("Regulations") to freeze funds and other financial assets of, and prevent foreign exchange dealings between persons or entities associated with terrorist acts. Accordingly, at the present time, remittance of any dividends, interest or other payment by Ansell Limited to non-resident holders of Ansell Limited's securities in the United States is not restricted by exchange controls or other limitations, unless the non-resident holder is a person or entity listed by the Minister under the Regulations.

Ansell Limited has 186,395,200 Ordinary Shares (excluding Employee Plan Shares, as defined in "Compensation of Directors and Executive Officers") on issue at 30 June 2002. Non-residents of Australia may freely hold and vote Ordinary Shares, subject to compliance with the Foreign Acquisitions and Takeovers Act 1975 of Australia (the "Foreign Takeovers Act"). Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Takeovers Act. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of rural land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

Since the Australian government's Economic Statement of February 1992, the policy of the body which reviews foreign investment (the Foreign Investment Review Board) is that only acquisitions of shares in companies which have assets in excess of $50 million will require approval. The Corporations Act also regulates acquisitions giving rise to ownership of substantial amounts of a company's shares.

The Corporations Act prohibits any person (including a corporation), whether foreign or not, from acquiring voting shares if after the acquisition that person's or any other person's entitlement would exceed 20% of the issued ordinary shares of a company.

A person is considered to be entitled to a share under the Corporations Act if the person or an associate (as defined in the Corporations Act) has, or is deemed under the Corporations Act to have, power (whether direct or indirect and whether legally enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things as specified in the Corporations Act):

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

(1) to exercise, or to control the exercise of, the right to vote attached to that share;

(2) to dispose of that share; and a person is considered to have acquired a share when the person has acquired such power over such share.

This prohibition is subject to certain exceptions which must be strictly complied with to be applicable. Some of the more significant exceptions are as follows:

..       Section 616 of the Corporations Act permits a person who proposes to become entitled to more than 20% of the voting shares of a company to make a formal takeover offer, in registered form, to the shareholders of the target company to acquire their shares. Separate takeover schemes are required for each class of shares sought;

..       under Section 618 of the Corporations Act, a person who is already entitled to not less than 20% of the voting shares is permitted to acquire not more than 3% of the voting shares in any period of six months; and

..       under Section 617 of the Corporations Act, a person who is already entitled to not less than 30% of the voting shares can acquire in excess of 20% of the company's issued capital by causing a takeover announcement to be made on the person's behalf by his/her sharebroker on the home exchange of the target company; a takeover announcement must offer to acquire all the shares in the class which the person seeks to acquire.

Dividends paid to holders of Ordinary Shares who are non-residents of Australia are subject to certain Australian withholding tax requirements. See "Taxation-Australian Taxation."

Dividends paid to United States Holders (as defined below) are also subject to United States federal income tax requirements, although those paid to non-United States Holders generally are not.

AMERICAN DEPOSITARY RECEIPTS
The following is a summary of all material provisions of the Second Amended and Restated Deposit Agreement (including any exhibits thereto, the "Deposit Agreement") dated as of 26 March 1999 among the Company, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and the registered Holders from time to time of the ADR's issued thereunder ("ADR's"). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, New York (the "Principal New York Office"), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADR's evidencing ADSs ("ADSs") are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive four Shares deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the "Deposited Securities") with the Custodian under the Deposit Agreement (together with any successor or successors thereto, the Custodian).

An ADR may evidence any number of ADSs. Only persons in whose names ADR's are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders. As the context requires, the term ADR refers to certificated receipts as well as to ADSs reflected on the direct registration system maintained by the Depositary.

DEPOSIT, TRANSFER AND WITHDRAWAL
In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it:

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

DEPOSIT, TRANSFER AND WITHDRAWAL (continued)
(a) a written order directing the Depositary to issue to, or upon the written order of, the person or persons designated in such order an ADR or ADR's evidencing the number of ADSs representing such deposited Shares (a "Delivery Order");

(b) proper endorsements or duly executed instruments of transfer in respect of such deposited Shares;

(c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Shares or indemnity therefor; and,

(d) proxies entitling the Custodian to vote such deposited Shares until such Shares are transferred and recorded on the register of shareholders of the Company in the name of the Depositary or its nominee.

As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Depositary or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement.

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall properly issue at the Transfer Office, (the "Transfer Office") which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADR's registered as requested and evidencing the aggregate ADSs to which such person is entitled.

Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADR's for delivery at the Transfer Office only against deposit with the Custodian of:

(a)     Shares in form satisfactory to the Custodian;

(b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or,

(c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, "Pre-released ADR's") only if

        (i) Pre-released ADR's are fully collateralised (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute "Deposited Securities"),

        (ii) each recipient of Pre-released ADR's agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore; and

        (iii) all Pre-released ADR's evidence not more than 30% of all ADSs (excluding those evidenced by Pre-released ADR's), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADR's and its charges for issuance thereof.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

DEPOSIT, TRANSFER AND WITHDRAWAL (continued)
At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADR's at a place other than its office. Every person depositing Shares under the Deposit Agreement is deemed to represent and warrant that such Shares are validly issued and outstanding, fully paid, non-assessable and free of pre-emptive rights, that the person making such deposit is duly authorised so to do and that such Shares
(A) are not "restricted securities" as such term is defined in rule 144 under the Securities Act of 1933, as amended (the "Securities Act of 1933") unless at the time of deposit they may be freely transferred in accordance with rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADR's.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR's, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A. (1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

DISTRIBUTIONS ON DEPOSITED SECURITIES
Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADR's:

(a)     Cash :
        Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorised in the Deposit Agreement ("Cash"), on an averaged or other practicable basis, subject to:

        (i)     appropriate adjustments for taxes withheld,
        (ii) such distribution being impermissible or impracticable with respect to certain Holders, and
        (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b)     Shares:
        (i) Additional ADR's evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a "Share Distribution") and

        (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADR's were issued therefor, as in the case of Cash.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

DISTRIBUTIONS ON DEPOSITED SECURITIES (continued)
(c)     Rights:
        (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADR's in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or

        (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or

        (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse). Subject to Australian law, the Company will, in connection with any offer of such Rights, make such Rights generally transferable or consent to the transfer thereof by foreign investors not resident in Australia; and

(d)     Other Distributions:
        (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or

        (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions). To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADR's (without liability for interest thereon or the investment thereof). There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

DISCLOSURE OF INTERESTS
To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADR's agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

RECORD DATES
The Depositary may, after consultation with the Company if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

VOTING OF DEPOSITED SECURITIES
As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating:

(a) such information as is contained in such notice and any solicitation materials,

(b) that each Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADR's; and

(c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavour in so far as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder's ADR's in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

INSPECTION OF TRANSFER BOOKS
The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADR's, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS
The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both

(a)     received by the Depositary as the holder of the Deposited Securities and

(b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon the Company's delivery thereof for all purposes of the Deposit Agreement.

CHANGES AFFECTING DEPOSITED SECURITIES
Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADR's (with or without calling the ADR's for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorised to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT
The ADR's and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders.

Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which:

(i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or Shares to be traded solely in electronic book-entry form; and

(ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed rules. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance.

The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and the ADR's by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADR's, except to receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn.

As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADR's, except to advise Holders of such termination, account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

CHARGES OF DEPOSITARY
The Depositary may charge each person to whom ADR's are issued against deposits of Shares including deposits in respect of Share Distributions, Rights and Other Distributions and each person surrendering ADR's for withdrawal of Deposited Securities, U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADR's delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except:

(i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares),

(ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADR's or Deposited Securities (which are payable by such persons or Holders),

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

CHARGES OF DEPOSITARY (continued)

(iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and

(iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

LIABILITY OF HOLDERS FOR TAXES
If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADR's, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made.

The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder thereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder thereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Deposited Securities.

In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian.

If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

GENERAL LIMITATIONS
The Depositary, the Company, their agents and each of them shall:

(a)     incur no liability
        (i) if law, regulation, the provisions of or governing any Deposited Securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the form of ADR provides shall be done or performed by it, or
        (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the form of ADR;

(b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADR and the Deposit Agreement without gross negligence or bad faith;

(c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADR;

(d) in the case of the Company and its agents under the Deposit Agreement be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADR's, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as many be required; and

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10D     EXCHANGE CONTROLS (continued)

GENERAL LIMITATIONS (continued)
(e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities (so long as any such inaction is in good faith), for the manner in which any such vote is cast (so long as any such action is in good faith) or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADR's.

The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary. No disclaimer of liability under the Securities Act of 1933 is intended by any provision hereof.

Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require:

(a)     payment with respect thereto of
        (i)     any stock transfer or other tax or other governmental charge,
        (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register, and
        (iii)   any applicable charges as provided in the form of ADR;

(b)     the production of proof satisfactory to it of
        (i)     the identity and genuineness of any signature and
        (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law (including, but not limited to evidence of compliance with the Corporations Act, the Banking (Foreign Exchange) Regulations or the Foreign Acquisitions and Takeovers Act 1975 of Australia), regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADR's, as it may deem necessary or proper; and

(a) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADR's, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADR's or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

GOVERNING LAW
The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10E     AUSTRALIAN TAXATION

The following discussion outlines certain Australian tax considerations relevant to United States persons who are ADS holders or holders of Ordinary Shares. However, the discussion is by no means exhaustive of all possible Australian tax considerations.

The analysis regarding the Australian tax laws set forth below is based on laws in force as of the date of this report and is subject to change in Australian law, as well as any changes to the double taxation convention concluded between the US and Australia, occurring after that date. The Australian Government has progressively implemented, and is continuing to implement, a number of business tax reform and integrity measures (the details of which are not yet finalised). In this respect, certain aspects relating to investment into Australia have been proposed regarding new arrangements for collecting withholding tax from non-residents in respect of Australian source dividends and gains from the disposal of assets. No legislation has been passed to give effect to these changes, but is likely to form part of Australia's international tax review process. This may impact on the tax analysis below (the taxation of company dividends, and capital gains, may change as a result of the review). ADS holders and/or holders of Ordinary Shares are advised to consult their own tax advisors as to the Australian tax consequences of their ownership of the ADSs and/or Ordinary Shares.

TAXATION OF DISTRIBUTIONS
Under the current double taxation convention concluded between Australia and the United States, dividends paid to a shareholder of Ansell Limited who is a resident of the United States within the meaning of the convention, including an ADS holder who is beneficially entitled to the dividends, may be subject to Australian withholding tax at a rate not exceeding 15% of the gross dividend. As withholding tax is a final tax, no other Australian tax is payable on the dividend. This withholding tax limitation does not apply to a shareholder whose holding is effectively connected with a permanent establishment in Australia or through which the shareholder carries on business in Australia, or in the case of a shareholder who performs independent personal services in Australia, with a "fixed base" situated in Australia.

Dividends paid to a non-resident of Australia will not be subject to Australian dividend withholding tax to the extent that the dividends have been franked. The concept of franking reflects that the underlying profits from which the dividends have been sourced are subject to Australian corporate income tax. No other Australian tax is payable on a dividend freed of withholding tax by franking.

Any dividend withholding tax suffered on the unfranked amount of the dividend is reduced to the extent that the dividend consists of a Foreign Dividend Account amount (FDA amount).

A dividend will consist of an FDA amount to the extent to which it is declared to consist of an FDA amount by the corporation paying the dividend. A corporation is able to declare an FDA amount where it has a surplus in its Foreign Dividend Account at the time of paying the dividend. The main component of the Foreign Dividend Account will be tax exempt dividends received from foreign companies in which the corporation has a voting interest amounting to at least 10% of the voting power, as well as dividends received from 100% owned Australian companies to the extent they are declared to consist of an FDA amount.

Dividends received by a United States citizen who is resident in Australia, or a United States corporation that is resident in Australia, will be treated as assessable income for Australian income tax purposes. If the dividends are wholly or partly franked, the additional amount representing the franking credits is also included in assessable income, with a "tax offset" being available equal to the franking credits. The tax offset acts to reduce the tax liability on the dividend income. In order to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a "qualified person." Broadly, to be a qualified person, two tests must be satisfied namely the "holding period rule" and the "related payments rule."

Ansell Limited will provide all shareholders with a dividend notice which specifies the franked and unfranked amount of each dividend, and the amount (if any) of dividend withholding tax deducted.

As at the date of this report, the US and Australia have negotiated a Protocol to the 1982 double tax convention. In Australia, the Protocol has been given the force of the law pursuant to domestic legislation, but will only enter into force upon the exchange of instruments of ratification by both countries which has not yet occurred.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10E     AUSTRALIAN TAXATION (continued)

TAXATION OF DISTRIBUTIONS (continued)
The Protocol amends the existing convention in a number of ways and with respect to dividends they continue to be taxable in both countries, but with changed limits on the tax that the source country may charge residents of the other country who are beneficially entitled to the income. The dates upon which Protocol will have effect in Australia depend on the type of tax referred to and when both countries have formally ratified it. However, the Protocol is likely to be effective from 1 July 2003.

The dividend paid on 2 July 2001 was unfranked and comprised a nil FDA amount. It is likely that in the foreseeable future Ansell Limited will pay dividends which are less than fully franked due to the increase in profit contributed by the overseas operations (only Australian tax paid creates franking credits) and the recovery of tax losses in Australia.

TAXATION OF CAPITAL GAINS
A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon disposal of the ADSs or Ordinary Shares.

No income or other tax is payable in Australia on any profit arising from the disposal of the ADSs or Ordinary Shares held by persons not resident in Australia except in the following circumstances.

First, Australian tax may arise if the ADSs or Ordinary Shares are trading stock of the holder, or if an ordinary incident of the holder's business represents the sale of securities for a profit, and, in either case, the profit is attributable to sources in Australia.

Second, Australian tax may arise if the sale is subject to Australian capital gains tax. Any gain arising upon disposal by a non-resident of the ADSs or Ordinary Shares may be subject to Australian capital gains tax if the asset has the necessary connection with Australia. The ADS or ordinary shares will be taken to have the necessary connection with Australia if at any time during the period of 5 years preceding the disposal (of ADSs or Ordinary Shares acquired after 19 September 1985) the non-resident (together with associates, if any) owns or owned 10% or more of the issued capital of Ansell Limited.

These two exceptions are subject to the operation of the double taxation convention between Australia and the United States which may affect Australia's right to tax non-residents of Australia who hold ADSs or Ordinary Shares. Owners of ADSs and Ordinary Shares are advised to consult their own tax advisors as to the tax consequences of the operation of the convention.

OTHER TAXES
No Australian State or Federal estate duty or other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of the holder thereof, regardless of the holder's domicile. For capital gains purposes, the death of the holder will not produce a deemed disposal, except if the ADSs or ordinary shares are bequeathed to a tax exempt entity or to a beneficiary who is not an Australian resident. In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased's legal representatives or beneficiaries for payment following disposal of the ADSs or Ordinary Shares by that person, subject to those matters referred to above. A deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

STAMP DUTY
No Australian stamp duty will be payable on the acquisition of ADSs or on any subsequent transfer of an ADS, provided that the ADR evidencing such ADS remains at all times outside Australia, that the instrument of transfer is not executed in Australia and remains at all times outside Australia, and that the Depository and the Custodian maintain no register of ADSs in Australia.

                                                                          PART I

ITEM 10: ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

10E     AUSTRALIAN TAXATION (continued)

STAMP DUTY (continued)
No stamp duty is payable on a transfer of Ordinary Shares, whilst the Ordinary Shares are quoted on the Australian Stock Exchange (ASX) or a recognised stock exchange. If the Ordinary Shares cease to be quoted on the ASX or a recognised exchange, any transfer of Ordinary Shares will ordinarily be subject to stamp duty at the rate of 0.6% of the consideration paid or the unencumbered value of the shares at the time of such transfer. Such stamp duty will need to be paid prior to the transfer of the Ordinary Shares being registered by Ansell Limited.

If the transfer of Ordinary Shares is effected by stockbrokers on the Australian Stock Exchange, each of the transferor and the transferee will be required to pay half of the stamp duty payable. If the transfer of the Ordinary Shares is not effected by stockbrokers on the Australian Stock Exchange, the transferee of the Ordinary Shares will generally be required to pay the stamp duty payable.

AUSTRALIAN TAX CREDIT SYSTEM
Australia has a dual foreign tax credit/exemption system for relief from double taxation of dividends, whereby dividends received from foreign companies are either fully taxable in Australia, (with a credit available for both the foreign withholding tax paid and the income tax paid by the companies on their underlying profits) or exempt (with no foreign tax credit). Further, the taxation of the income of Ansell Limited's foreign subsidiaries may be affected by the provisions of Australia's Controlled Foreign Companies (CFC) legislation.

Under the Australian CFC provisions, income earned by foreign subsidiaries in certain specified countries, being "comparably taxed" countries generally would be exempt from Australian tax. However, certain forms of income earned by foreign subsidiaries in all other countries, could be "attributed" to Ansell Limited or its Australian subsidiaries and be subject to Australian tax on an accruals basis, with a foreign tax credit available for relief from double taxation. This accruals-based system does, however, provide exemptions for foreign subsidiaries which are engaged predominantly in an active business.

All dividends received from comparable tax countries, and certain other countries on the limited exemption list, will be exempt from Australian tax. Because these dividends are exempt, no credit is allowed for foreign taxes paid. Dividends received from other countries will generally be taxed in Australia, with a foreign tax credit available for relief from double taxation for foreign taxes paid.

10F     DIVIDENDS AND PAYING AGENTS
Not applicable

10G     STATEMENT BY EXPERTS
Not applicable

10H     DOCUMENTS ON DISPLAY
The documents referred to in this report can be inspected at the Company's Head Office at 678 Victoria Street, Richmond, Victoria, Australia.

                                                                          PART I

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, principally foreign exchange and interest rate related, to reduce its exposure to movements in foreign exchange rate and interest rate movements.

The Company has adopted certain principles in relation to derivative financial instruments:

(i) it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the Company;
(ii) derivatives acquired must be able to be recorded on the Company's treasury management systems, which contain extensive internal controls; and
(iii) the Company does not deal with counter-parties rated lower than A- by Standard and Poor's or A3 by Moody's Investors Service for any overnight transactions.

The Company follows the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

Derivative instruments are not recorded on the Statement of Financial Position.

The Company is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i)     FORWARD / FUTURE CONTRACTS

These transactions enable the Company to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii)    OPTIONS

This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii)   SWAPS

These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying physical exposures they hedge. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gain or loss arising on the related physical exposures are recognised in the Statement of Financial Performance.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge anticipated transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where an actual or anticipated transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual or anticipated exposure is immediately taken to the Statement of Financial Performance.

                                                                          PART I

ITEM 11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING (continued)
Gains and losses that arise prior to and upon the maturity of transactions entered into under rollover strategies are deferred and included in the measurement of the hedge, if the transaction is still expected to continue. If the transaction is no longer expected to continue, the gains and losses are recognised immediately in the Statement of Financial Performance.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES
The Company also enters into a limited number of exchange rate related derivative contracts for trading purposes. These transactions are undertaken under strict guidelines, limits and internal controls and with appropriate stop loss parameters. Trading activities include taking positions within authorised and clearly defined limits to benefit from expected movements in prices. The portfolio of derivative financial instruments held for trading purposes is valued at market rates with all gains and losses being recognised in the Statement of Financial Performance for the current period.

ANTICIPATED TRANSACTIONS
On a continuing basis, the Company monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future profits of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the Company expects to occur in this time frame.

The following table shows the Company's deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

                                                 INTEREST RATE         FOREIGN EXCHANGE          COMMODITY
$ IN MILLIONS                                 2002    2001    2000   2002    2001   2000   2002   2001   2000
-------------------------------------------------------------------------------------------------------------
Anticipated Exposures
Less than 1 year                                 -       -       -   (0.5)    1.4   (1.7)     -      -      -
Realized Swaps Deferred
Less than 1 year                               0.1    (0.5)    0.5
1 to 2 years                                   0.7     0.2    (0.2)
2 to 5 years                                   2.2    (0.5)   (1.0)
Greater than 5 years                             -     1.6     2.0

                                                                          PART I

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS (continued)
INTEREST RATE RISK
The Company's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                              WEIGHTED                       INTEREST RATE
                                              AVERAGE                       FIXED MATURITIES
                                             EFFECTIVE                                                     NON
                                             INTEREST                  1 YEAR     1 TO 5      OVER 5      INTEREST
$ IN MILLIONS                                  RATE       FLOATING    OR LESS    YEARS/(1)/    YEARS      BEARING      TOTAL
------------------------------------------------------------------------------------------------------------------------------
NET FINANCIAL ASSETS/(LIABILITIES) 2002               %
FINANCIAL ASSETS
On-Balance Sheet
Cash on hand and at bank                           1.1%       72.2           -           -           -           -        72.2
Short-term deposits                                3.3%      174.1        30.6           -           -           -       204.7
Receivables - trade                                N/A           -           -           -           -       232.5       232.5
Receivables - other                                2.6%       32.9        25.0           -           -        70.0       127.9
Investments (excl. associated companies)           N/A           -           -           -           -       145.8       145.8
------------------------------------------------------------------------------------------------------------------------------
Total Financial Assets 2002                                  279.2        55.6           -           -       448.3       783.1
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Recognised
Payables - trade                                   N/A           -           -           -           -       166.6       166.6
Payables - other                                   N/A           -           -           -           -        29.8        29.8
Bank overdraft                                     3.3%       14.6           -           -           -           -        14.6
Bank and other loans                               6.1%      466.0        20.8       122.7           -           -       609.5
Provisions (including certain employee
entitlements)                                      N/A           -           -           -           -        85.4        85.4
Unrecognised
Net interest rate swaps                            5.1%     (375.9)          -       375.9           -           -           -
------------------------------------------------------------------------------------------------------------------------------
Total Financial Liabilities 2002                             104.7        20.8       498.6           -       281.8       905.9
------------------------------------------------------------------------------------------------------------------------------
Net Financial Assets/(Liabilities) 2002                      174.5        34.8      (498.6)          -       166.5      (122.8)
==============================================================================================================================
NET FINANCIAL ASSETS/(LIABILITIES) 2001               %
FINANCIAL ASSETS
Recognised
Cash on hand and at bank                           2.7%      116.3           -           -           -           -       116.3
Short-term deposits                                3.8%      102.5       119.1           -           -           -       221.6
Receivables - trade                                6.1%        1.5           -           -           -       521.6       523.1
Receivables - other                                6.5%       62.5           -           -           -       150.2       212.7
Investments (excl. associated companies)           N/A           -           -           -           -       212.0       212.0
------------------------------------------------------------------------------------------------------------------------------
Total Financial Assets 2001                                  282.8       119.1           -           -       883.8     1,285.7
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Recognised
Payables - trade                                   N/A           -           -           -           -       363.5       363.5
Payables - other                                   N/A           -           -           -           -        55.9        55.9
Payables - bills                                   9.7%        1.5           -           -           -         5.1         6.6
Bank overdraft                                     6.4%        9.5           -           -           -           -         9.5
Bank and other loans                               5.3%      696.6       785.6       119.0           -           -     1,601.2
Provisions (including certain employee
entitlements)                                      3.0%          -           -           -           -       207.7       207.7
Amounts due under contractual arrangements         N/A           -           -           -           -        17.8        17.8
Unrecognised
Net interest rate swaps                            5.2%      144.1      (122.8)      (21.3)          -           -           -
------------------------------------------------------------------------------------------------------------------------------
Total Financial Liabilities 2001                             851.7       662.8        97.7           -       650.0     2,262.2
------------------------------------------------------------------------------------------------------------------------------
Net Financial Assets/(Liabilities) 2001                     (568.9)     (543.7)      (97.7)          -       233.8      (976.5)
------------------------------------------------------------------------------------------------------------------------------
/(1)/  Analysis of Fixed Rate Maturities
        1 to 5 years                                                  1-2 yrs     2-3 yrs     3-4 yrs     4-5 yrs      Total
                                                                     ---------------------------------------------------------
       2002
       Bank & Other Loans                                                 17.7       105.0           -           -       122.7
       Net Interest Rate Swaps                                           189.9       154.1           -        31.9       375.9
                                                                     ---------------------------------------------------------
                                                                         207.6       259.1           -        31.9       498.6
                                                                     ---------------------------------------------------------
       2001
       Bank & Other Loans                                                    -        19.8        99.2           -       119.0
       Net Interest Rate Swaps                                            77.4       (98.7)          -           -       (21.3)
                                                                     ---------------------------------------------------------
                                                                          77.4       (78.9)       99.2           -        97.7
                                                                     ---------------------------------------------------------

                                                                          PART I

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK (continued)
Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $49.6 million (2001 - $144.2 million; 2000 - $114.6 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 to the Financial Statements - Interest Bearing Liabilities.

CREDIT RISK AND NET FAIR VALUE
RECOGNISED FINANCIAL INSTRUMENTS

(i)     CREDIT RISK
The credit risk on financial assets, excluding investments, of the Company which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts. The Company minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The Company is not materially exposed to any individual overseas country or individual customer.

(ii)    NET FAIR VALUE

The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 to the Financial Statements for accounting policies in respect of the carrying values of financial assets and financial liabilities.

UNRECOGNISED FINANCIAL INSTRUMENTS
Credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The Company's exposure is almost entirely (over 99%) to banks.

                                                                          PART I

ITEM 11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE (continued)
The following table displays:

(i)     FACE VALUE:
This is the contract's value upon which a market rate is applied to produce a gain or loss, which becomes the settlement value of the derivative financial instrument.

(ii)    CREDIT RISK:
This is the maximum exposure to the Company in the event that all counterparties who have amounts outstanding to the Company under derivative financial instruments, fail to honour their side of the contracts. The Company's exposure is almost entirely to banks (see (v) below). Amounts owed by the Company under derivative financial instruments are not included.

(iii)   NET FAIR VALUE:
This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($23.8) million (2001 - $5.9 million, 2000 - $47.3 million) if all contracts were closed out on 30 June 2002.

                                      FACE VALUE               CREDIT RISK               NET FAIR VALUE
$ IN MILLIONS                   2002     2001      2000    2002      2001     2000    2002     2001      2000
--------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE CONTRACTS
Purchase/Sale Contracts:
-U.S. dollars                  329.7  1,231.7     496.7     1.6      22.0      4.9    (7.3)    17.6       1.6
-Australian dollars             49.4    237.2     637.2       -         -        -       -        -         -
-Other currencies              216.5    186.5     141.1     2.5       1.7      0.9     2.4     (1.5)     (3.3)
Cross Currency Swaps:
-U.S. dollars                   96.5    240.2     137.3     2.2       0.7     16.5    (1.5)   (16.5)     16.5
-New Zealand dollars               -        -      95.0       -         -        -       -        -         -
-Other currencies               16.5     35.2      98.6       -       5.8     25.3    (2.1)     5.8      24.4
INTEREST RATE CONTRACTS
Interest Rate Swaps:
-U.S. dollars                  435.1    452.7   1,113.8     3.0       6.6     11.7   (14.5)     0.5       6.4
-Australian dollars            300.0    300.0     450.0       -       1.2      0.3    (0.8)     0.3       0.2
-New Zealand dollars               -        -     119.9       -         -      1.1       -        -       1.0
-Other currencies               17.5     16.7      47.6       -         -      0.4       -     (0.3)      0.4
Forward Rate Agreements:
-U.S. dollars                      -        -      83.2       -         -        -       -        -         -
COMMODITY CONTRACTS
Commodity Futures:

-U.S. dollars                      -        -      15.9       -         -      0.1       -        -       0.1
--------------------------------------------------------------------------------------------------------------
Total                        1,461.2  2,700.2   3,436.3     9.3      38.0     61.2   (23.8)     5.9      47.3
==============================================================================================================

From time to time in the ordinary course of business, the Company enters into forward exchange contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies (principally US dollars). The amount of anticipated future purchases and sales is forecast in light of current market conditions and commitments from customers. Hedge contracts are used to cover the next available trading exposure until all contracts are fully utilised. Hedge cover generally does not exceed 3 months.

(iv)    MARKET/LIQUIDITY RISK:
The Company seeks to reduce the risk of:

(a) being forced to exit derivative financial instrument positions at below their real worth; or
(b) finding it cannot exit the position at all, due to lack of liquidity in the market;
by
(a)     dealing only in liquid contracts dealt by many counterparties; and
(b) dealing only in large and highly liquid and stable international markets.

                                                                          PART I

ITEM 11 : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE (continued)
(v)     CREDIT RISK BY MATURITY:
The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to the Company of the counterparty default loss is not material.

                            FOREIGN EXCHANGE        INTEREST RATE           COMMODITY
                           RELATED CONTRACTS          CONTRACTS             CONTRACTS              TOTAL
$ IN MILLIONS             2002    2001   2000    2002   2001   2000    2002   2001    2000   2002    2001   2000
------------------------------------------------------------------------------------------------------------------
TERM
0 to 6 mths                 4.1    27.0   31.8       -    1.2    0.7      -      -     0.1    4.1    28.2   32.6
6 to 12 mths                  -     2.5    2.5       -      -    0.2      -      -       -      -     2.5    2.7
1 to 2 yrs                    -       -    3.1     3.0    0.8    1.3      -      -       -    3.0     0.8    4.4
2 to 5 yrs                  2.2       -    5.0       -    5.8   11.3      -      -       -    2.2     5.8   16.3
5 to 10 yrs                   -     0.7    5.2       -      -      -      -      -       -      -     0.7    5.2
----------------------------------------------------------------------------------------------------------------
Total                       6.3    30.2   47.6     3.0    7.8   13.5      -      -     0.1    9.3    38.0   61.2
==================================================================================================================

(vi)    HISTORICAL RATE ROLLOVERS:
It is the Company's policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

                                                                          PART I

ITEM 12 : DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------------------------------------------------------------------------------

Not applicable

                                                                         PART II

ITEM 13 : DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--------------------------------------------------------------------------------

Not applicable

                                                                         PART II

ITEM 14 : MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------

Not applicable

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STATEMENTS OF FINANCIAL PERFORMANCE
of Ansell Limited and Controlled Entities for the year ended 30 June 2002

                                                               CONSOLIDATED                  THE COMPANY
                                                         2002      2001      2000      2002      2001      2000
                                                NOTES     $M        $M        $M        $M        $M        $M
------------------------------------------------------------------------------------------------------------------
REVENUE
Total revenue                                     3      3,190.4   5,267.3   5,811.2   1,257.4   1,904.7   1,957.9

EXPENSES
    Cost of goods sold                                   1,493.3   2,895.4   4,080.2     354.4   1,054.7   1,060.0
    Selling, distribution and administrative               587.1   1,136.3   1,460.6     150.2     467.7     578.4
    Write-down of assets                                   176.5      97.7     160.0      82.4     890.7     186.0
    Net assets of businesses disposed                      922.4     895.2      11.6     514.5      36.2         -
------------------------------------------------------------------------------------------------------------------
Total expenses, excluding borrowing costs                3,179.3   5,024.6   5,712.4   1,101.5   2,449.3   1,824.4
Borrowing costs                                   4         70.2     144.3     149.5      67.0     129.5     124.5
Share of net profit/(loss) of associates' and
 joint venture entities                                      1.9     (44.3)     (1.9)        -         -         -
------------------------------------------------------------------------------------------------------------------
Profit/(loss) from ordinary activities before
 income tax expense                                        (57.2)     54.1     (52.6)     88.9    (674.1)      9.0
Income tax expense attributable to ordinary
 activities                                       8         55.8     189.9      29.8      17.3      81.8      13.0
------------------------------------------------------------------------------------------------------------------
Net profit/(loss) from ordinary activities
 after income tax expense                                 (113.0)   (135.8)    (82.4)     71.6    (755.9)     (4.0)
Outside equity interests in net profit/(loss)
 after income tax                                            2.8       3.6       4.1         -         -         -
------------------------------------------------------------------------------------------------------------------
Net profit/(loss) after income tax
 attributable to Ansell Limited shareholders              (115.8)   (139.4)    (86.5)     71.6    (755.9)     (4.0)
==================================================================================================================
Non-owner transaction changes in equity
Increase/(decrease) in asset revaluation
 reserve                                                       -     (14.1)      1.2         -         -       0.2
Net exchange difference on translation of
 financial statements of self-sustaining
 foreign operations                                        (69.6)    (73.0)     61.3         -         -         -
------------------------------------------------------------------------------------------------------------------
Total valuation adjustments attributable to
 Ansell Limited shareholders recognised
 directly in equity                                        (69.6)    (87.1)     62.5         -         -       0.2
------------------------------------------------------------------------------------------------------------------
Total changes in equity from non-owner related
 transactions attributable to Ansell Limited
 shareholders                                             (185.4)   (226.5)    (24.0)     71.6    (755.9)     (3.8)
==================================================================================================================


Earnings per share is based on net loss after income tax attributable to Ansell
Limited shareholders /(a)/


                                                         CENTS      CENTS     CENTS
Basic earnings per share                          35     (61.9)     (71.8)    (41.9)
Diluted earnings per share                        35     (61.7)     (71.4)    (41.6)

/(a)/ Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date. Basic and diluted earnings per share for the current year, and prior year comparatives, take into effect this share consolidation.

The above statements of financial performance should be read in conjunction with the accompanying notes.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STATEMENTS OF FINANCIAL POSITION
of Ansell Limited and Controlled Entities as at 30 June 2002

                                                               CONSOLIDATED                  THE COMPANY
                                                         2002      2001      2000      2002      2001      2000
                                                NOTES     $M        $M        $M        $M        $M        $M
------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                              11       258.5     310.9   1,051.6       4.2      28.3      28.0
Cash - restricted deposits                        11        18.4      27.0      26.3         -         -         -
Receivables                                       12       293.7     643.8     784.7     821.0   2,147.0   2,798.0
GNB assets held for sale                                       -         -     591.2         -         -      18.8
Inventories                                       13       235.1     794.3     848.7      13.7     205.9     162.8
Prepayments                                                 15.8      27.4      41.5       3.6       6.6      21.8
------------------------------------------------------------------------------------------------------------------
Total Current Assets                                       821.5   1,803.4   3,344.0     842.5   2,387.8   3,029.4
------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
Receivables                                       12        66.7      92.0      39.2      33.4      84.1      29.7
Investments in associates and partnerships
 (equity accounted)                               14        13.3      14.6       2.3       0.2       0.2       0.2
Other financial assets                            14       145.8     212.0     125.3   1,547.2   1,826.3   2,853.4
Property, plant and equipment                     15       332.5     669.9     658.2       0.4      98.9      93.0
Intangibles                                       16       403.2     556.5     627.8         -      10.7      18.5
Deferred tax assets                               17        49.7     106.8     272.0         -      32.2     145.3
Other                                                          -      21.0      16.9       0.2      13.5      16.4
------------------------------------------------------------------------------------------------------------------
Total Non-Current Assets                                 1,011.2   1,672.8   1,741.7   1,581.4   2,065.9   3,156.5
------------------------------------------------------------------------------------------------------------------
Total Assets                                             1,832.7   3,476.2   5,085.7   2,423.9   4,453.7   6,185.9
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Payables                                          18       192.7     420.9     566.4     761.0   1,722.9   1,881.2
Interest bearing liabilities                      19       107.6     748.8   1,889.4      66.7     715.7   1,485.7
Provisions                                        20        85.4     264.4     395.0       7.9     131.8     203.7
Current tax liabilities                           20         1.9      10.5       8.9         -         -       0.1
Other                                             21         1.2       5.2       3.3         -       1.8       1.4
------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                  388.8   1,449.8   2,863.0     835.6   2,572.2   3,572.1
------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES
Payables                                          18         3.7       5.1       5.7         -       0.3       0.4
Interest bearing liabilities                      19       516.5     861.9     627.7     516.3     861.5     626.0
Provisions                                        20        23.3      54.9      50.7       0.4       4.8       5.7
Deferred tax liabilities                          20        24.4      22.1      21.1         -         -         -
Other                                             21           -      16.2      17.6         -      16.2      17.6
------------------------------------------------------------------------------------------------------------------
Total Non-Current Liabilities                              567.9     960.2     722.8     516.7     882.8     649.7
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                          956.7   2,410.0   3,585.8   1,352.3   3,455.0   4,221.8
------------------------------------------------------------------------------------------------------------------
Net Assets                                                 876.0   1,066.2   1,499.9   1,071.6     998.7   1,964.1
==================================================================================================================
EQUITY
Contributed equity                                5      1,455.5   1,454.3   1,617.2   1,455.5   1,454.3   1,617.2
Reserves                                          6       (176.2)   (118.0)    (31.2)     10.2      10.2      10.2
(Accumulated losses)/retained profits             6       (417.0)   (289.9)   (103.6)   (394.1)   (465.8)    336.7
------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED
 SHAREHOLDERS                                              862.3   1,046.4   1,482.4   1,071.6     998.7   1,964.1
Outside equity interests                          10        13.7      19.8      17.5         -         -         -
------------------------------------------------------------------------------------------------------------------
Total Equity                                               876.0   1,066.2   1,499.9   1,071.6     998.7   1,964.1
==================================================================================================================

The above statements of financial position should be read in conjunction with the accompanying notes.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INDUSTRY SEGMENTS
of Ansell Limited and Controlled Entities for the year ended 30 June 2002

                                                                OPERATING                     OPERATING
                                                                 REVENUE                        RESULT
                                                         2002      2001      2000      2002      2001      2000
                                                NOTES     $M        $M        $M        $M        $M        $M
------------------------------------------------------------------------------------------------------------------
INDUSTRY
ANSELL HEALTHCARE
Occupational Healthcare                                    640.2     651.0     564.8      37.0      44.3      50.3
Professional Healthcare                                    546.9     544.9     432.1      92.7      70.6      69.6
Consumer Healthcare                                        227.1     216.3     175.8      32.6      29.4      18.1
                                                       -----------------------------------------------------------
Total Ansell Healthcare                                  1,414.2   1,412.2   1,172.7     162.3     144.3     138.0
Unallocated Items                               30(b)       27.9      60.6      73.8     (27.7)    (29.4)    (37.6)
                                                                                     -----------------------------
                                                                                         134.6     114.9     100.4
AUTOMOTIVE
South Pacific Tyres JV Share /(a)/                                                                 (29.7)     (2.1)
discontinued businesses
 Trading                                                   808.6   2,744.6   4,553.1      61.0     162.6     240.9
                                                                                     -----------------------------
OPERATING EBITA                                                                          195.6     247.8     339.2
NON RECURRING
Discontinued Businesses
Proceeds/Net gain/(loss) on sale of Controlled
Entities and Businesses                                    939.7   1,049.9      11.6      25.7     155.2      (4.6)
RATIONALISATION/RESTRUCTURING
 Ansell Healthcare                                                                       (11.6)    (60.2)
 Engineered Products                                                                               (27.4)
 Tyres                                                                                             (16.2)
 Other                                                                                    (6.5)     (7.2)    (80.3)
WRITE-DOWN OF ASSETS
 Ansell Healthcare                                                                       (63.1)
 Exide                                                                                   (99.9)
 Other                                                                                   (13.5)    (97.7)   (160.0)
Y2K Compliance Costs                                                                                          (3.5)
                                                                                     -----------------------------
                                                                                          26.7     194.3      90.8
Goodwill amortisation                                                                    (29.2)    (40.8)    (40.9)
                                                                                     -----------------------------
Earnings before Net Interest and Tax (EBIT)                                               (2.5)    153.5      49.9
Net Interest, including Borrowing Costs                                                  (54.7)    (99.4)   (102.5)
                                                                                     -----------------------------
Operating Profit before Tax                                                              (57.2)     54.1     (52.6)
Income Tax Expense                                                                       (55.8)   (189.9)    (29.8)
Outside Equity Interests                        30(c)                                     (2.8)     (3.6)     (4.1)
------------------------------------------------------------------------------------------------------------------
Total Consolidated                                       3,190.4   5,267.3   5,811.2    (115.8)   (139.4)    (86.5)
==================================================================================================================
REGIONS
Australia & S.E. Asia                                      170.7     160.5     136.9      32.9      30.7      28.3
America                                                    799.5     813.0     664.0      99.1      98.7      77.4
Europe                                                     444.0     438.7     371.8      30.3      14.9      32.3
------------------------------------------------------------------------------------------------------------------
                                                         1,414.2   1,412.2   1,172.7     162.3     144.3     138.0
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
INDUSTRY SEGMENTS (continued)

                                                              ASSETS EMPLOYED                LIABILITIES
                                                         2002      2001      2000      2002      2001      2000
                                                NOTES     $M        $M        $M        $M        $M        $M
------------------------------------------------------------------------------------------------------------------
INDUSTRY
ANSELL HEALTHCARE
Occupational Healthcare                                    376.0     512.6     456.1     124.7     117.3     100.0
Professional Healthcare                                    404.3     457.8     477.8     114.3      96.9      89.9
Consumer Healthcare                                        140.8     160.0     152.5      54.6      57.5      42.9
                                                       -----------------------------------------------------------
Total Ansell Healthcare                                    921.1   1,130.4   1,086.4     293.6     271.7     232.8
Unallocated Items                                           49.0     157.5     209.3     622.2   1,716.8   2,705.8
AUTOMOTIVE
South Pacific Tyres Investment                             136.5     134.2     115.6
Discontinued Businesses                                     46.0   1,159.7   1,968.7      40.9     421.5     647.2
Goodwill and Brand names                                   403.2     556.5     627.8
Cash                                            30(d)      276.9     337.9   1,077.9
------------------------------------------------------------------------------------------------------------------
Total Consolidated                                       1,832.7   3,476.2   5,085.7     956.7   2,410.0   3,585.8
==================================================================================================================
REGIONS
Australia & S.E. Asia                                      318.4     359.4     339.8      83.0      80.6      66.9
America                                                    398.6     572.0     529.0     181.9     165.8     137.9
Europe                                                     204.1     199.0     217.6      28.7      25.3      28.0
------------------------------------------------------------------------------------------------------------------
                                                           921.1   1,130.4   1,086.4     293.6     271.7     232.8
==================================================================================================================

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

/(a)/ Effective 1 July 2001 Ansell Limited discontinued equity accounting for the interest in the South Pacific Tyres operation. (Refer Note 2 - Change in Accounting Policy)

The above industry segments report should be read in conjunction with the accompanying notes.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
of Ansell Limited and Controlled Entities for the year ended 30 June 2002

                                                                CONSOLIDATED                  THE COMPANY
                                                         2002       2001      2000      2002      2001      2000
                                                NOTES     $M         $M        $M        $M        $M        $M
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Receipts from customers (excluding
 non-recurring and Accufix Research Institute)           2,356.5    4,404.8   5,711.3     532.8   1,637.8   1,670.8
Payments to suppliers and employees (excluding
 non-recurring and Accufix Research Institute)          (2,124.8)  (4,090.4) (5,460.9)   (540.0) (1,725.0) (1,522.2)
-------------------------------------------------------------------------------------------------------------------
Net receipts from customers (excluding
 non-recurring and Accufix Research Institute)             231.7      314.4     250.4      (7.2)    (87.2)    148.6
Income taxes paid                                          (25.5)     (34.7)    (28.2)        -         -      (2.0)
Dividends received                                           0.3        0.1       0.1     196.8      26.2     169.7
-------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used in) Operating
 Activities (excluding non-recurring and
 Accufix Research Institute)                               206.5      279.8     222.3     189.6     (61.0)    316.3
Non-recurring payments to suppliers and
 employees                                                 (82.7)     (54.5)    (20.3)    (39.7)    (44.9)    (20.3)
Payments to suppliers and employees net of
 customer receipts (Accufix Research Institute)            (10.7)     (24.3)    (11.7)        -      (1.8)     (1.2)
Amounts refunded from Accufix Settlement Funds
 (United States) by the Court                                  -       25.6         -         -       7.6         -
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by/(Used in) Operating
 Activities                                     31(c)      113.1      226.6     190.3     149.9    (100.1)    294.8
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for businesses, net of cash acquired   31(a)      (40.9)     (94.3)   (155.9)        -     (70.0)        -
Payments for property, plant and equipment                 (34.3)     (76.0)   (156.8)     (7.7)    (16.4)    (17.0)
Payments for brand names/trademarks                            -       (0.5)     (5.0)        -         -      (5.0)
Proceeds from sale of businesses, net of cash
 disposed*                                      31(a)      936.4      906.8       3.4     517.4     211.5         -
Proceeds from sale of plant and equipment in
 the ordinary course of business                            12.1       15.1      26.7       2.0       6.4       5.0
Loans (made)/repaid                                          1.2      (63.1)     (7.1)      -       (63.1)     (1.4)
Net loans to controlled entities                31(e)          -          -         -     331.5     833.4    (460.8)
Proceeds from sale of other investments                        -        0.8       6.4         -       0.8         -
Payments for investments in controlled entities                -          -         -         -         -     (19.1)
Payments for other investments                                 -      (60.1)     (0.5)        -      (2.2)        -
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by/(Used in) Investing
 Activities                                                874.5      628.7    (288.8)    843.2     900.4    (498.3)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowings                                   737.0   10,093.6   5,541.4     738.9   8,135.4   5,279.5
Repayments of borrowings                                (1,673.9) (11,307.5) (5,211.5) (1,680.2) (8,667.1) (4,904.1)
-------------------------------------------------------------------------------------------------------------------
Net (repayments of)/ proceeds from borrowings             (936.9)  (1,213.9)    329.9    (941.3)   (531.7)    375.4
Proceeds from issues of shares                               1.2        2.5       1.3       1.2       2.5       1.3
Payments for share buy-back                                    -     (165.4)        -         -    (165.4)        -
Lease payments                                                 -       (0.5)     (2.3)        -         -      (0.3)
Dividends paid                                             (48.3)    (108.5)   (150.1)    (46.5)   (103.3)   (144.4)
Interest received                                           13.1       44.6      47.4      36.5     130.3      91.3
Interest and borrowing costs paid                          (70.2)    (144.7)   (150.3)    (67.0)   (129.5)   (124.5)
-------------------------------------------------------------------------------------------------------------------
Net Cash (Used in)/Provided by Financing
 Activities                                             (1,041.1)  (1,585.9)     75.9  (1,017.1)   (797.1)    198.8
-------------------------------------------------------------------------------------------------------------------
Net (Decrease)/Increase in Cash Held                       (53.5)    (730.6)    (22.6)    (24.0)      3.2      (4.7)
Cash at the beginning of the financial year                328.4    1,019.8   1,021.3      27.3      24.1      28.8
Effects of exchange rate changes on the
 balances of cash held in foreign currencies at
 the beginning of the financial year                       (12.6)      39.2      21.1         -         -         -
-------------------------------------------------------------------------------------------------------------------
Cash at the End of the Financial Year           31(d)      262.3      328.4   1,019.8       3.3      27.3      24.1
===================================================================================================================

* The Company 2001 includes a distribution from the Distribution Trust arising from the sale of the Electrical Distribution business (refer
        Note 4(b)).

The above statements of cash flows should be read in conjunction with the accompanying notes.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company's principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and America, and markets these products globally.

The significant policies which have been adopted in the preparation of this financial report are:

BASIS OF PREPARATION OF FINANCIAL REPORT
The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies adopted in preparing the financial report have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

Comparative information is reclassified where appropriate to enhance comparability.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Ansell Limited Group ("the consolidated entity") include the financial statements of Ansell Limited ("the Company"), being the parent entity, and its controlled entities.

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

RECLASSIFICATION OF FINANCIAL INFORMATION
INVESTMENTS IN PARTNERSHIPS
As a result of the change in the accounting treatment of the consolidated entity's interest in the South Pacific Tyres partnership (refer Note 2 - 'Change in Accounting Policy'), the investment in the South Pacific Tyres partnership has been reclassified from Note 14(b) - 'Investments Accounted for Using the Equity Method' to Note 14(a) - 'Share in Controlled Entities and Other Financial Assets'.

INVESTMENTS IN ASSOCIATED ENTITIES
As a result of the change in the accounting treatment of the consolidated entity's interest in South Pacific Tyres N.Z. Ltd (refer Note 2 - 'Change in Accounting Policy'), the investment in South Pacific Tyres N.Z. Ltd has been reclassified from Note 14(b) - 'Investments Accounted for Using the Equity Method' and Note 38 - 'Investments in Associates' to Note 14(a) - 'Share in Controlled Entities and Other Financial Assets'.

Refer to Note 38 for further details of the financial effect on investments in associates.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION
Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

SALES REVENUE
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

INTEREST INCOME
Interest income is recognised as it accrues.

ASSET SALES
The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date a contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

BORROWING COSTS
Borrowing costs include interest, amortisation of ancillary costs incurred in connection with arrangement of borrowings and other related charges.

Ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

GOODS AND SERVICES TAX
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

INCOME TAX
The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period's operations is included in the Statement of Financial Position as a current liability.

Future income tax benefits and liabilities arising because some items are included in accounting profit in a period different from that in which the items are assessed for income tax, are included in the Statement of Financial Position as a non-current asset and a non-current liability respectively. As provided for in Accounting Standard AASB 1020, these deferred tax balances have been offset, where applicable, in the financial statements of the individual entities. The eventual recoverability of future income tax benefits and payment of the non-current tax liability is contingent upon taxable income being earned in future periods, continuation of the relevant taxation laws and each relevant company continuing to comply with the appropriate legislation.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAX (continued)
Future income tax benefits attributable to tax losses (including capital losses) are only recorded where virtual certainty of recovery exists.

Provision is made for overseas taxes, which may arise in the event of retained profits of foreign controlled entities being remitted to Australia, when the dividend is declared. Provision is made for capital gains tax, which may arise in the event of sale of revalued assets, only when such assets are sold.

RECEIVABLES
TRADE DEBTORS
Trade debtors are recognised as at the date goods are shipped and invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

OTHER AMOUNTS RECEIVABLE
Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

INVENTORIES
STOCK ON HAND AND WORK IN PROGRESS
Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

RAW MATERIALS AND OTHER STOCK
Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

FINISHED GOODS AND WORK IN PROGRESS
Standard costs approximating actual costs include an appropriate allocation of overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost.

Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

INVESTMENTS
CONTROLLED ENTITIES
All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the Statement of Financial Performance when they are paid by the controlled entities.

ASSOCIATED COMPANIES
An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future. In the consolidated financial statements, investments in associates (with the exception of South Pacific Tyres N.Z. Ltd - refer to Note 2 'Change in Accounting Policy') are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associates' net profit after tax is recognised in the consolidated Statement of Financial Performance after adjusting for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity, or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Revenue from dividends from associates is recognised by the parent entity when dividends are received. Refer to Change in Accounting Policy for accounting treatment of South Pacific Tyres N.Z. Ltd.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS (continued)
OTHER COMPANIES
Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

INTEREST IN PARTNERSHIP
Refer to Note 2 'Change in Accounting Policy'.

PROPERTY, PLANT AND EQUIPMENT
ACQUISITION
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour and capitalised interest.

DEPRECIATION AND AMORTIZATION
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities  - 40 years
Freehold buildings of overseas controlled entities                        - 20 to 40 years
Leasehold buildings                                                       - Life of lease
Owned and leased plant and equipment                                      - 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

LEASES
Finance leases are capitalised at the present value of the minimum lease payments. A corresponding lease liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are expensed as incurred.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON COST BASIS
The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

BRAND NAMES
Brand names acquired since 1 July 1987 are recorded in the financial statements at cost. No amortisation is provided against the carrying value of these brand names on the basis that the lives of these assets are considered unlimited at this point in time.

Brand names have an unlimited legal life and the brand names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

PAYABLES
TRADE AND OTHER CREDITORS
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PAYABLES (continued)
BILLS PAYABLE
Bills payable are carried at the principal amount plus accrued interest.

INTEREST BEARING LIABILITIES
Bank and other loans are carried at their principal amount, subject to set-off arrangements. Interest is charged as an expense as it accrues.

PROVISIONS
WAGES, SALARIES AND ANNUAL LEAVE
The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and include related on-costs.

LONG SERVICE LEAVE AND POST RETIREMENT HEALTH BENEFITS
The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees' services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

RATIONALISATION AND RESTRUCTURING
Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

CONTINGENCIES, ACCUFIX PACING LEAD RELATED EXPENSES AND INSURANCE CLAIMS The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

OTHER LIABILITIES
AMOUNTS DUE UNDER CONTRACT
Amounts due under contract are carried at the outstanding consideration payable.

SUPERANNUATION CONTRIBUTIONS
The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit when due and payable.

EMPLOYEE AND EXECUTIVE SHARE PLANS
The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Pacific Dunlop Executive Share Option Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

ACCOUNTING FOR ACQUISITIONS (GOODWILL & BRAND NAMES)
Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any appropriate additional costs to be incurred. A liability for restructuring costs is only recognised as at the date of acquisition when there is a demonstrable commitment to restructuring together with a detailed plan. Further, the liability is only recognised when there is little or no discretion to avoid payment to other parties to settle such costs and a reliable estimate of the amount of the liability can be made.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ACCOUNTING FOR ACQUISITIONS (GOODWILL & BRAND NAMES) (continued)
Brand names acquired are recorded in the financial statements at cost. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised to the Statement of Financial Performance on a straight line basis over the future period of expected benefit.

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance.

FOREIGN CURRENCY TRANSLATIONS
Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date. Where forward currency contracts have been arranged, the contract settlement rate is used.

The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve.

DERIVATIVES
The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

(i) it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;
(ii) derivatives acquired must be able to be recorded on the consolidated entity's treasury management systems, which contain extensive internal controls; and
(iii) the consolidated entity does not deal with counter-parties rated lower than A- by Standard and Poor's or A3 by Moody's Investors Service for any overnight transactions.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

Derivative instruments are not recorded on the Statement of Financial Position.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING On a continuing basis, the consolidated entity monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future profits of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING (continued)
Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying physical exposures they hedge. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gain or loss arising on the related physical exposures are recognised in the Statement of Financial Performance.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge anticipated transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where an actual or anticipated transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual or anticipated exposure is immediately taken to the Statement of Financial Performance.

Gains and losses that arise prior to and upon the maturity of transactions entered into under rollover strategies are deferred and included in the measurement of the hedge, if the transaction is still expected to continue. If the transaction is no longer expected to continue, the gains and losses are recognised immediately in the Statement of Financial Performance.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES
The Company and the consolidated entity also enter into a limited number of exchange rate related derivative contracts for trading purposes. These transactions are undertaken under strict guidelines, limits and internal controls and with appropriate stop loss parameters. Trading activities include taking positions within authorised and clearly defined limits to benefit from expected movements in prices. The portfolio of derivative financial instruments held for trading purposes is valued at market rates with all gains and losses being recognised in the Statement of Financial Performance for the current period.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.      CHANGE IN ACCOUNTING POLICY

ACCOUNTING FOR INTEREST IN PARTNERSHIP
Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in the South Pacific Tyres partnership pursuant to an agreement with Goodyear Tyres Pty Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in the South Pacific Tyres partnership. The consolidated entity's interest in the South Pacific Tyres partnership is carried as an investment.

Prior to 1 July 2001, the equity method of accounting had been applied in accounting for the interest in the South Pacific Tyres partnership.

ACCOUNTING FOR INTEREST IN ASSOCIATED COMPANIES
Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd pursuant to an agreement with Goodyear New Zealand Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in South Pacific Tyres N.Z. Ltd. The consolidated entity's interest in South Pacific Tyres N.Z. Ltd is carried as an investment.

Prior to 1 July 2001, the equity method of accounting had been applied in accounting for the interest in South Pacific Tyres N.Z. Ltd.

3.      TOTAL REVENUE

                                                                CONSOLIDATED                   THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
REVENUE FROM THE SALE OF GOODS                           2,222.8   4,156.8   5,725.8     498.9   1,527.0   1,691.2
Revenues From Other Operating Activities
Dividend income
From shares in wholly owned controlled entities                -         -         -     195.5      25.2     169.7
From shares in associated companies                            -         -         -       1.3       1.0         -
From shares in other companies                               0.3       0.6       0.1         -         -         -
INTEREST RECEIVED OR DUE AND RECEIVABLE
From wholly owned controlled entities                          -         -         -      34.3     127.7      88.7
From related parties                                         2.5       0.8       0.3       2.0       0.8       0.1
From others                                                 13.0      44.1      46.7       1.9       1.8       2.5
------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE FROM OTHER OPERATING ACTIVITIES               15.8      45.5      47.1     235.0     156.5     261.0
------------------------------------------------------------------------------------------------------------------
Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets                12.1      15.1      26.7       2.0       6.4       5.7
Proceeds Received from the Sale of Businesses and
 Investments*                                              939.7   1,049.9      11.6     521.5     214.8         -
------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE FROM OUTSIDE OPERATING ACTIVITIES            951.8   1,065.0      38.3     523.5     221.2       5.7
------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                            3,190.4   5,267.3   5,811.2   1,257.4   1,904.7   1,957.9
==================================================================================================================

* The Company 2001 includes a distribution from The Distribution Trust arising from the sale of the Electrical Distribution business (refer to Note 4(b)).

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.      PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

                                                                    CONSOLIDATED                   THE COMPANY
$ IN MILLIONS                                                 2002       2001      2000       2002     2001        2000
------------------------------------------------------------------------------------------------------------------------
(a) PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME
 TAX HAS BEEN ARRIVED AT AFTER CHARGING/(CREDITING) THE
 FOLLOWING ITEMS:
Borrowing Costs
Interest Paid or Due and Payable:
To others                                                     61.8       140.8     146.2      59.4     127.4       122.2
Finance Charges on Finance Leases                                -           -       0.2         -         -           -
Other Borrowing Costs                                          8.4         3.5       3.1       7.6       2.1         2.3
------------------------------------------------------------------------------------------------------------------------
Total Borrowing Costs                                         70.2       144.3     149.5      67.0     129.5       124.5
Depreciation
Buildings                                                      3.9         4.8       8.6       0.9       0.4         0.3
Plant & equipment                                             46.4        85.4     134.3       7.0      16.3        31.2
Amortization
Leasehold land and buildings                                   2.8         5.1       6.0       0.2       0.7         1.0
Leased plant and equipment                                       -           -       0.1         -         -         0.1
Goodwill                                                      29.2        40.8      40.9       0.3       1.4         1.0
Deferred costs                                                   -         3.7       3.3         -       3.7         3.3
Research and Development Costs Expensed as Incurred           17.0        23.9      38.8       0.4       0.3         0.5
Net Bad Debts Expense                                          0.8         1.9       1.3       0.4       0.9         1.2
Amounts Set Aside to Provision for:
Doubtful trade debts                                          (2.9)        7.9       7.3       1.0      (0.1)        1.2
Employee entitlements                                         29.2        60.9     102.3       8.5      26.7        36.4
Contingencies                                                  9.4        (4.6)     (9.7)      3.5      (4.6)       (0.4)
Rationalization and restructuring costs                       10.9        65.6      62.5      (3.8)      3.3        57.0
Rebates, allowances and warranty claims                        7.2         7.1      14.4       2.4       0.3        (2.8)
Environmental remediation                                        -        (3.7)        -         -         -           -
Net foreign exchange (gain)/loss                              (0.4)       (2.4)      3.6      23.3      37.8       (32.7)
Profits Arising from the Sale of Property, Plant and                                                                    )
 Equipment                                                    (7.6)       (1.1)     (6.1)     (6.7)     (0.4)       (1.2)
Losses Arising from Sale of Property, Plant and
 Equipment/(1)/                                               13.2         8.5     163.8       7.7       7.8         0.4
Operating Lease Rentals                                       37.5        79.2     110.4       9.5      44.2        59.2
Write down in value of inventories                             3.0         3.7      (0.5)      1.3      (1.0)       (0.3)

/(1)/ Includes non-recurring write down of certain GNB assets and other costs in 2000.

------------------------------------------------------------------------------------------------------------------------
(b) INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN
 PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME
 TAX EXPENSE
Write-down of Exide receivable/investment                    (99.9)          -         -         -         -           -
Write-down of Ansell Healthcare fixed assets                 (63.1)          -         -         -         -           -
Net gain on sale of controlled entities and businesses        25.7/(3)/  155.2         -       7.0     152.4/(2)/      -
Write-down of assets and write-down of investments
 and intercompany  balances in subsidiaries                      -       (97.7)   (160.0)    (82.4)   (890.7)     (186.0)
Engineered Products restructure                                  -       (27.4)        -         -     (27.4)          -
Ansell Healthcare restructure                                    -       (60.2)        -         -         -           -
Supply Chain restructure                                         -           -     (54.1)        -         -       (54.1)

/(2)/ Represents the distribution from the Distribution Trust arising from the sale of the Electrical Distribution business.

/(3)/ Includes additional gain on finalisation of the sale of Pacific Brands in the second half of the year ended 30 June 2002.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.      PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (continued)

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
----------------------------------------------------------------------------------------------------------------
(c) AUDITORS' REMUNERATION
Audit and review of the financial reports:
    Auditors of Ansell Limited and Australian
     entities - KPMG                                     1,653     2,986     2,353     1,391     2,250     1,829
    Other member firms of KPMG                           1,891     1,940     2,581         -         -         -
                                                       ---------------------------------------------------------
                                                         3,544     4,926     4,934     1,391     2,250     1,829
                                                       ---------------------------------------------------------
Other services:
    Other audit and assurance services (including
     disposals and acquisitions)
    Auditors of Ansell Limited and Australian
     entities - KPMG                                     4,944     2,997     2,552     4,746     2,222     2,059
    Other member firms of KPMG                              25     1,110     3,569         -         -         -
Taxation and other services
    Auditors of Ansell Limited and Australian
     entities - KPMG                                       439       847       314       331       725       223
    Other member firms of KPMG                              66        22        63         -         -         -
Systems Implementation/Design
    Auditors of Ansell Limited and Australian
     entities - KPMG                                         -       364         -         -       282         -
    Other member firms of KPMG                               -         -        97         -         -         -
                                                       ---------------------------------------------------------
Total other services                                     5,474     5,340     6,595     5,077     3,229     2,282
----------------------------------------------------------------------------------------------------------------
Total auditors remuneration                              9,018    10,266    11,529     6,468     5,479     4,111
----------------------------------------------------------------------------------------------------------------

5.      CONTRIBUTED EQUITY

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
ISSUED AND PAID UP CAPITAL
187,073,500 (2001 - 186,757,900; 2000 - 206,614,434)
 ordinary shares fully paid *                            1,455.4   1,454.2   1,617.1   1,455.4   1,454.2   1,617.1
1,174,600 (2001 - 1,481,700; 2000 - 2,023,680)
 ordinary plan shares paid to 5 cents                        0.1       0.1       0.1       0.1       0.1       0.1
------------------------------------------------------------------------------------------------------------------
Total Issued and Paid up Capital                         1,455.5   1,454.3   1,617.2   1,455.5   1,454.3   1,617.2
==================================================================================================================

*       includes 678,300 (2001 - 747,666; 2000 - 820,389) shares issued in accordance with the Employee Share Plan

------------------------------------------------------------------------------------------------------------------
ORDINARY SHARES RECONCILIATION
Balance at the beginning of the financial year           1,454.3   1,617.2   1,776.0   1,454.3   1,617.2   1,776.0
Increase in Contributed Equity:
    Additional capital issued                                1.2       2.5       1.2       1.2       2.5       1.2
Decrease in Contributed Equity:
    Share buy-back                                             -    (165.4)        -         -    (165.4)        -
    Capital reduction                                          -         -    (160.0)        -         -    (160.0)
------------------------------------------------------------------------------------------------------------------
Balance at the end of the financial year                 1,455.5   1,454.3   1,617.2   1,455.5   1,454.3   1,617.2
==================================================================================================================

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options granted under the Pacific Dunlop Executive Share Option Plan.

SHARE CONSOLIDATION
Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date.

The quantity of share capital on issue in prior periods has been adjusted for the effect of the share consolidation.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.      CONTRIBUTED EQUITY (continued)

SHARE BUY-BACK
On 13 November 2000 pursuant to its off market equal access tender buy-back, the Company bought back 101,992,570 shares at a buy-back price of $1.60 per share (pre-share consolidation), approximating 10% of shares on issue at that date.

SHARE CAPITAL TRANSFER TO RETAINED PROFITS
As previously reported, effective 30 June 2000, in accordance with section 258F of the Corporations Law, the Company's issued and paid up capital was reduced by the amount of $160 million, representing an amount of capital lost by the Company, and that reduction was effected by crediting the amount to the Company's retained profits account.

EXECUTIVE SHARE PLAN
As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 307,100 existing Executive Plan Shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 52,100 Executive Plan Shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 'Ownership-Based Remuneration Schemes' for details of price payable for shares issued under this plan.

EMPLOYEE SHARE PLAN
During the financial year, the loan liability of members in respect of 77,866 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, the amounts outstanding on a further 1,380 Employee Plan Shares have been fully paid. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.      (ACCUMULATED LOSSES)/RETAINED PROFITS AND RESERVES

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Asset revaluation reserve                                   14.7       6.2      20.2      10.2      10.2      10.2
General reserve                                              2.7       3.0       2.8         -         -         -
Foreign currency translation reserve                      (193.6)   (127.2)    (54.2)        -         -         -
------------------------------------------------------------------------------------------------------------------
TOTAL RESERVES                                            (176.2)   (118.0)    (31.2)     10.2      10.2      10.2
(Accumulated losses)/retained profits                     (417.0)   (289.9)   (103.6)   (394.1)   (465.8)    336.7
------------------------------------------------------------------------------------------------------------------
TOTAL (ACCUMULATED LOSSES)/RETAINED EARNINGS AND
 RESERVES                                                 (593.2)   (407.9)   (134.8)   (383.9)   (455.6)    346.9
==================================================================================================================
MOVEMENTS DURING THE YEAR:
ASSET REVALUATION RESERVE
Balance at beginning of the financial year                   6.2      20.2       8.6      10.2      10.2      10.0
Adjustment upon adoption of AASB 1041                          -     (14.1)        -         -         -         -
Transfer from/(to) retained profits                          8.5       0.1      10.4         -         -         -
Transfer to GNB assets held for sale                           -         -       1.2         -         -       0.2
------------------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE FINANCIAL YEAR                    14.7       6.2      20.2      10.2      10.2      10.2
==================================================================================================================
GENERAL RESERVE
Balance at beginning of the financial year                   3.0       2.8       4.8         -         -         -
Transfer from/(to) retained profits                         (0.3)      0.2      (2.0)        -         -         -
------------------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE FINANCIAL YEAR                     2.7       3.0       2.8         -         -         -
==================================================================================================================
FOREIGN CURRENCY TRANSLATION RESERVE
Balance at the beginning of the financial year            (127.2)    (54.2)   (115.5)        -         -         -
Transfers to retained profits                                3.2         -         -         -         -         -
Exchange fluctuations on assets and liabilities held
 in foreign currencies
net gain/(loss) on translation of net assets              (120.3)    279.1     154.2         -         -         -
net gain/(loss) on hedge borrowings                         50.7    (352.1)    (92.9)        -         -         -
------------------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE FINANCIAL YEAR                  (193.6)   (127.2)    (54.2)        -         -         -
==================================================================================================================
(ACCUMULATED LOSSES)/RETAINED PROFITS
Balance at the beginning of the financial year            (289.9)   (103.6)    (65.4)   (465.8)    336.7     284.0
Transfer (to)/from reserves                                (11.4)     (0.3)     (8.4)        -         -         -
Net profit/(loss) after income tax attributable to
 Ansell Limited shareholders                              (115.8)   (139.4)    (86.5)     71.6    (755.9)     (4.0)
Amount transferred from contributed equity                     -         -     160.0         -         -     160.0
Dividends provided for or paid *                             0.1     (46.6)   (103.3)      0.1     (46.6)   (103.3)
------------------------------------------------------------------------------------------------------------------
Balance at the end of the financial year                  (417.0)   (289.9)   (103.6)   (394.1)   (465.8)    336.7
==================================================================================================================

*   2002 dividends represents an over provision in the prior year.

NATURE AND PURPOSE OF RESERVES
ASSET REVALUATION
The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $14.7 million (the Company: $10.2 million) is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

GENERAL
The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

FOREIGN CURRENCY TRANSLATION
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Accounting Policy Note 1.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.      TOTAL EQUITY RECONCILIATION

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Total equity at the beginning of the financial year      1,066.2   1,499.9   1,634.3     998.7   1,964.1   2,070.0
Total changes in equity from non-owner related
 transactions attributable to Ansell Limited
 shareholders                                             (185.4)   (226.5)    (24.0)     71.6    (755.9)     (3.8)
Transactions with owners as owners:
    Contributions of equity                                  1.2       2.5       1.2       1.2       2.5       1.2
    Share buy-back                                             -    (165.4)        -         -    (165.4)        -
    Dividends                                                0.1     (46.6)   (103.3)      0.1     (46.6)   (103.3)
Total changes in outside equity interest                    (6.1)      2.3      (8.3)        -         -         -
------------------------------------------------------------------------------------------------------------------
Total equity at the end of the financial year              876.0   1,066.2   1,499.9   1,071.6     998.7   1,964.1
==================================================================================================================

8.      INCOME TAX

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Prima facie income tax expense/(benefit) calculated
 at 30% (2001: 34%, 2000: 36%) on profit/(loss) from
 ordinary activities                                     (17.2)     18.4     (19.0)     26.7    (229.2)      3.2
Increased taxation arising from:
Write down of assets                                      48.9      43.2      57.6         -       7.8      67.0
Net restructuring costs                                    5.4      19.6         -         -         -         -
Write down of intergroup investments and
 intercompany balances                                       -         -         -         -     300.9         -
Goodwill amortisation                                      1.4       4.8       6.8         -       0.5       3.2
Foreign losses and costs not deductible                      -       0.2       1.4         -         -         -
Income tax under provided in prior years                   0.2       1.6         -         -       0.6       1.6
Net higher overseas tax rates                              4.1         -         -         -         -         -
Reduced taxation arising from:
Net gain on sale of businesses                            (7.7)    (49.3)        -      (2.1)    (65.4)     (8.2)
Tax rebate on dividends from investments                     -         -         -         -         -     (33.3)
Tax exempt dividends from foreign companies                  -         -         -         -      (8.6)     (2.8)
Income tax over provided in previous years                   -         -      (0.7)     (2.3)        -         -
Investment and export incentive allowances                (6.3)     (8.9)     (9.7)        -         -         -
Net lower overseas tax rates                                 -      (0.9)     (5.7)        -         -         -
Other permanent differences *                             12.4       3.8     (18.6)    (22.3)    (13.2)    (33.3)
Share of associates' net profit                           (0.6)     (1.1)     (1.1)        -         -         -
Income tax expense/(benefit) on profit from ordinary
 activities before individually significant items and
 effect of change in tax rate                             40.6      31.4      11.0         -      (6.6)     (2.6)
Individually significant income tax items:
Write off of tax balances attributable to Australian
 operations                                               15.2     158.5         -      17.3      88.4         -
Income tax expense/(benefit) on profit from ordinary
 activities before effect of change in tax rate           55.8     189.9      11.0      17.3      81.8      (2.6)
Effect of tax rate change                                    -         -      18.8         -         -      15.6
------------------------------------------------------------------------------------------------------------------
Income tax expense attributable to profit/(loss) from
 ordinary activities                                      55.8     189.9      29.8      17.3      81.8      13.0
==================================================================================================================
Income tax expense/(benefit) attributable to operating
 profit/(loss) is made up of:
Provision attributable to current year                     8.0      20.5     (24.1)    (12.6)    (31.9)      2.3
(Over)/Under provision in respect of previous years        0.2       1.6      (0.7)     (2.3)      0.6       1.6
Provision attributable to future years
Deferred income tax liability                             (2.0)      4.5      49.5         -         -      (0.1)
Future income tax benefit                                 49.6     163.3       5.1      32.2     113.1       9.2
------------------------------------------------------------------------------------------------------------------
                                                          55.8     189.9      29.8      17.3      81.8      13.0
==================================================================================================================

* Includes tax benefit on loss from Australian trading operations not brought to account/recovery of tax losses not previously brought to account.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.      DIVIDENDS PAID AND DECLARED

                                                                                             THE COMPANY
$ IN MILLIONS                                                                          2002      2001      2000
------------------------------------------------------------------------------------------------------------------
DIVIDENDS PAID OR DECLARED BY THE COMPANY ARE:
(a) no interim dividend (2001 - 5 cents, unfranked; 2000 - 7 cents, unfranked)
     has been declared by the Directors                                                   -      46.6      72.3
(b) no final dividend (2001 - nil; 2000 - 3 cents, unfranked) has been
     declared by the Directors                                                            -         -      31.0

DIVIDEND FRANKING ACCOUNT
The balance of available franking credits in the franking account as at 30 June 2002 was Nil (2001 - Nil; 2000 - Nil.)

10.     OUTSIDE EQUITY INTERESTS

                                                                                            CONSOLIDATED
$ IN MILLIONS                                                                          2002      2001      2000
------------------------------------------------------------------------------------------------------------------
OUTSIDE EQUITY INTERESTS COMPRISE:
Contributed equity                                                                      4.5      11.6      11.6
Reserves                                                                                2.4       4.6       0.7
Retained profits at the beginning of the financial year                                 3.6       5.2       6.9
    Profits/(losses) for the year                                                       2.8       3.6       4.1
    Dividends provided for during the year                                             (1.8)     (5.2)     (5.7)
    Outside equity interests (disposed)/acquired during the year                        2.2         -      (0.1)
Retained profits at the end of the financial year                                       6.8       3.6       5.2
------------------------------------------------------------------------------------------------------------------
Total Outside Equity Interests                                                         13.7      19.8      17.5
==================================================================================================================

11.     CASH

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Cash on hand                                               0.2       0.6       1.2         -       0.1       0.1
Cash at bank                                              72.0     115.7     187.8       4.2      21.0      23.5
Short-term deposits                                      186.3     194.6     862.6         -       7.2       4.4
------------------------------------------------------------------------------------------------------------------
                                                         258.5     310.9   1,051.6       4.2      28.3      28.0
Restricted deposits                                       18.4      27.0      26.3         -         -         -
------------------------------------------------------------------------------------------------------------------
Total Cash                                               276.9     337.9   1,077.9       4.2      28.3      28.0
==================================================================================================================

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

12.     RECEIVABLES

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                               2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
CURRENT
Trade debtors                                              264.8     597.4     715.8      11.6     154.4     126.4
Less provision for doubtful debts                           17.5      33.1      33.5       0.4       4.4       6.0
Less provision for rebates, allowances and warranty
 claims                                                     14.8      41.2      34.1       1.6       9.7       9.4
------------------------------------------------------------------------------------------------------------------
                                                           232.5     523.1     648.2       9.6     140.3     111.0
Amounts owing by South Pacific Tyres partnership               -         -       0.9         -         -       0.6
Amounts owing by wholly owned controlled entities              -         -         -   1,488.3   2,684.9   2,864.7
Less provision for doubtful debts                              -         -         -     691.4     707.9     196.4
Other amounts receivable                                    61.2     120.7     135.6      14.5      29.7      18.1
------------------------------------------------------------------------------------------------------------------
Total Current                                              293.7     643.8     784.7     821.0   2,147.0   2,798.0
==================================================================================================================
NON-CURRENT
Interest bearing amount owing by South Pacific Tyres
 partnership                                                58.0      25.8         -      27.6      25.8         -
Interest bearing amount owing by external entities           2.5      33.7         -       1.3      33.7         -
Other amounts receivable                                     8.2      28.5      39.2       4.3      20.6      29.7
Amounts owing by other related parties                       0.2       4.0         -       0.2       4.0         -
Less provision for doubtful debts                            2.2         -         -         -         -         -
------------------------------------------------------------------------------------------------------------------
Total Non-Current                                           66.7      92.0      39.2      33.4      84.1      29.7
------------------------------------------------------------------------------------------------------------------
Total Receivables                                          360.4     735.8     823.9     854.4   2,231.1   2,827.7
==================================================================================================================
INCLUDED IN OTHER AMOUNTS RECEIVABLE ARE:
(i)  Loans to employees in relation to the employee
     share plan
     - current                                               0.7       1.0       2.4       0.7       1.0       2.4
     - non-current                                           3.6       7.6       7.5       3.6       7.6       7.5

(ii) Loans to Executive Directors of Ansell Limited and
     Executives who are Directors of certain controlled
     entities secured under the Pacific Dunlop Housing
     Scheme repayable at a future date at concessional
     interest rates
     - non-current                                           0.2       0.4       0.6       0.2       0.4       0.6
     Repayments received                                     0.2       0.2       0.5       0.2       0.2       0.5

THE RECONCILIATIONS OF PROVISION FOR DOUBTFUL
 DEBTS - TRADE ARE PRESENTED BELOW:
Balance at the beginning of the financial year              33.1      33.5      40.2       4.4       6.0       9.5
Acquisitions/(disposals) of entities                        (8.2)     (8.4)     (5.9)     (4.8)        -         -
Amounts charged/(released) to profit/(loss) from
 operating activities                                       (2.9)      7.9       7.3       1.0      (0.1)      1.2
Amounts utilised for intended purposes                      (4.0)     (2.1)     (9.1)     (0.2)     (1.5)     (4.7)
Net foreign currency differences on translation of
 self-sustaining operations                                 (0.5)      2.2       1.0         -         -         -
------------------------------------------------------------------------------------------------------------------
Balance at the end of the financial year                    17.5      33.1      33.5       0.4       4.4       6.0
==================================================================================================================

13.     INVENTORIES

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                              2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
At Cost
Raw materials                                               31.9      78.8      69.3       0.9      32.6      34.9
Work in progress                                            17.0      32.9      38.9         -       9.7      11.9
Finished goods                                             181.1     592.7     594.8      12.8     128.2      95.8
Other stock                                                  5.1       6.6      10.0        -        2.6       3.4
------------------------------------------------------------------------------------------------------------------
Total Inventory at Cost                                    235.1     711.0     713.0      13.7     173.1     146.0
------------------------------------------------------------------------------------------------------------------
Net Realizable Value (NRV)
Raw materials                                                  -       6.0       2.8        -        2.4       0.1
Work in progress                                               -       1.6       0.3        -          -         -
Finished goods                                                 -      69.9     132.4        -       30.4      16.7
Other stock                                                    -       5.8       0.2        -          -         -
------------------------------------------------------------------------------------------------------------------
Total Inventory at Net Realizable Value                        -      83.3     135.7        -       32.8      16.8
------------------------------------------------------------------------------------------------------------------
Total Inventory: At lower of cost and NRV                  235.1     794.3     848.7      13.7     205.9     162.8
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14.     INVESTMENTS

                                                                 CONSOLIDATED                  THE COMPANY
                                                           2002      2001      2000      2002      2001      2000
                                                  NOTES     $M        $M        $M        $M        $M        $M
------------------------------------------------------------------------------------------------------------------
(A) SHARES IN CONTROLLED ENTITIES AND OTHER
    FINANCIAL ASSETS
Controlled entities
Not quoted on a prescribed stock exchange:
    At cost /(1)/                                              -         -         -   2,246.7   2,442.8   3,098.5
    Less Provision for diminution in value                     -         -         -     699.5     618.7     245.1
Other financial assets
Quoted on a prescribed stock exchange:
    At cost                                                  9.3      71.6         -         -         -         -
Not quoted on a prescribed stock exchange:
    At cost                                                    -       5.3       4.8         -       2.2         -
    South Pacific Tyres N.Z. Ltd /(2)/                      20.1      18.7      16.7         -         -         -
Investment in Partnerships
    South Pacific Tyres /(3)/                              116.4     116.4     103.8         -         -         -
                                                       -----------------------------------------------------------
Total                                                      145.8     212.0     125.3   1,547.2   1,826.3   2,853.4
                                                       -----------------------------------------------------------
(B) INVESTMENTS ACCOUNTED FOR USING THE EQUITY
    METHOD
Shares in Unlisted Associated Companies
    Equity Accounted                                38      13.3      14.6       2.3         -         -         -
    Cost                                                       -         -         -       0.2       0.2       0.2
                                                       -----------------------------------------------------------
                                                            13.3      14.6       2.3       0.2       0.2       0.2
------------------------------------------------------------------------------------------------------------------
Total Investments                                          159.1     226.6     127.6   1,547.4   1,826.5   2,853.6
==================================================================================================================

/(1)/ The Directors have adopted the cost basis of valuation in accordance with AASB 1041 'Revaluation of Non-Current Assets'
/(2)/ Refer to Note 2 - Change in Accounting Policy for accounting treatment of investment in South Pacific Tyres N.Z. Ltd.
/(3)/ Refer to Note 2 - Change in Accounting Policy for accounting treatment of investment in the South Pacific Tyres partnership

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15.     PROPERTY, PLANT AND EQUIPMENT

                                                                CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
(A) FREEHOLD LAND
Independent valuation 31/12/1997                             -         -      35.0         -         -       4.1
Directors' valuation 31/12/1997                              -         -       0.4         -         -       0.4
At cost                                                   16.3      43.3       2.3         -       9.7         -
------------------------------------------------------------------------------------------------------------------
                                                          16.3      43.3      37.7         -       9.7       4.5
------------------------------------------------------------------------------------------------------------------

(B) FREEHOLD BUILDINGS
Independent valuation 31/12/1997                             -         -      60.6         -         -      10.8
Directors' valuation 31/12/1997                              -         -       5.8         -         -         -
                                                       -----------------------------------------------------------
                                                             -         -      66.4         -         -      10.8
Less provision for depreciation                              -         -       3.1         -         -       0.7
                                                       -----------------------------------------------------------
                                                             -         -      63.3         -         -      10.1
At cost                                                   45.6     114.4      31.4         -      20.0       1.0
Less provision for depreciation                            7.6      16.7       9.2         -       1.2       0.2
                                                       -----------------------------------------------------------
                                                          38.0      97.7      22.2         -      18.8       0.8
------------------------------------------------------------------------------------------------------------------
                                                          38.0      97.7      85.5         -      18.8      10.9
------------------------------------------------------------------------------------------------------------------

(C) LEASEHOLD LAND AND BUILDINGS
Independent valuation 31/12/1997                             -         -      38.4         -         -         -
Less provision for amortization                              -         -       3.3         -         -         -
                                                       -----------------------------------------------------------
                                                             -         -      35.1         -         -         -
At cost                                                   62.6      99.1      63.6         -       6.3       7.1
Less provision for amortization                           12.1      25.9      26.6         -       3.2       3.0
                                                       -----------------------------------------------------------
                                                          50.5      73.2      37.0         -       3.1       4.1
------------------------------------------------------------------------------------------------------------------
                                                          50.5      73.2      72.1         -       3.1       4.1
------------------------------------------------------------------------------------------------------------------

(D) PLANT AND EQUIPMENT
At cost                                                  502.5     979.2     992.1       2.4     179.1     201.4
Less provision for depreciation                          286.7     555.3     559.2       2.0     115.8     130.4
------------------------------------------------------------------------------------------------------------------
                                                         215.8     423.9     432.9       0.4      63.3      71.0
------------------------------------------------------------------------------------------------------------------

(E) LEASED PLANT AND EQUIPMENT
At cost                                                    0.1       0.5       0.5         -         -         -
Less provision for amortization                            0.1       0.5       0.5         -         -         -
                                                       -----------------------------------------------------------
                                                             -         -         -         -         -         -
                                                       -----------------------------------------------------------

(F) BUILDINGS AND PLANT UNDER CONSTRUCTION
At cost                                                   11.9      31.8      30.0         -       4.0       2.5
------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                      332.5     669.9     658.2       0.4      98.9      93.0
------------------------------------------------------------------------------------------------------------------

In accordance with the consolidated entity's policy of obtaining an independent valuation of land and buildings every three years, an independent valuation was carried out as at 31 December 2000 by CB Richard Ellis (Victoria) Pty Ltd. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2002, this resulted in a valuation of land of $40,127,553 (the Company: Nil) and a valuation of buildings of $85,605,413 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15.     PROPERTY, PLANT AND EQUIPMENT (continued)

RECONCILIATIONS
Reconciliations of the balances for each class of property, plant and equipment are set out below:

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
FREEHOLD LAND
Balance at the beginning of the financial year            43.3      37.7      85.4       9.7       4.5       4.6
Additions                                                    -       1.0       5.3         -       1.0         -
Additions through entities acquired                          -       4.7         -         -       4.7         -
Disposal of entities                                     (20.8)        -     (40.9)     (8.1)        -      (0.1)
Disposals/Write-downs                                     (4.6)     (0.5)    (14.3)     (1.6)     (0.5)        -
Transfers (to)/from related companies                        -         -         -         -         -         -
Transfer from capital works in progress                      -         -       0.9         -         -         -
Net foreign currency differences on translation of
 self-sustaining operations                               (1.6)      0.4       1.3         -         -         -
                                                       -----------------------------------------------------------
Balance at the end of the financial year                  16.3      43.3      37.7         -       9.7       4.5
FREEHOLD BUILDINGS
Balance at the beginning of the financial year            97.7      85.5     151.6      18.8      10.9      12.3
Additions                                                  0.3       0.2       0.6         -         -       0.2
Additions through entities acquired                          -       8.2       0.5         -       8.2         -
Disposal of entities                                     (33.3)     (0.1)    (86.8)    (14.9)        -      (0.9)
Disposals/Write-downs                                    (19.4)     (0.7)     (3.2)     (3.0)        -      (0.8)
Transfers (to)/from related companies                        -         -         -         -       0.1       0.6
Transfer from capital works in progress                      -       2.9      11.4         -         -         -
Transfers to leased assets                                   -         -      (0.2)        -         -      (0.2)
Depreciation                                              (3.9)     (4.8)     (8.6)     (0.9)     (0.4)     (0.3)
Net foreign currency differences on translation of
 self-sustaining operations                               (3.4)      6.5      20.2         -         -         -
                                                       -----------------------------------------------------------
Balance at the end of the financial year                  38.0      97.7      85.5         -      18.8      10.9
LEASEHOLD LAND & BUILDINGS
Balance at the beginning of the financial year            73.2      72.1      65.2       3.1       4.1       3.6
Additions                                                  1.1       1.6       2.9       0.1       0.2       0.7
Additions through entities acquired                        1.9       0.2      13.0         -       0.2         -
Disposal of entities                                     (14.8)     (8.8)    (12.7)     (2.7)     (0.3)        -
Disposals/Write-downs                                     (2.7)     (0.4)     (0.1)     (1.6)     (0.4)        -
Transfers (to)/from related companies                        -         -         -         -         -       0.5
Transfers from capital works in progress                   1.4       0.2       0.9       1.3         -       0.1
Transfers from fixed assets                                  -         -       0.2         -         -       0.2
Amortization                                              (2.8)     (5.1)     (6.0)     (0.2)     (0.7)     (1.0)
Net foreign currency differences on translation of
 self-sustaining operations                               (6.8)     13.4       8.7         -         -         -
                                                       -----------------------------------------------------------
Balance at the end of the financial year                  50.5      73.2      72.1         -       3.1       4.1
PLANT & EQUIPMENT
Balance at the beginning of the financial year           423.9     432.9     646.4      63.3      71.0      94.2
Additions                                                 11.4      37.6      46.1       4.6       8.9      10.9
Additions through entities acquired                        3.4      11.1      30.6         -       9.6         -
Disposal of entities                                    (104.4)    (34.5)   (345.9)    (48.8)     (3.3)    (19.2)
Disposals/Write-downs                                    (74.4)    (20.3)    (18.4)    (13.1)    (12.4)     (4.2)
Transfers (to)/from related companies                        -         -         -         -       1.5      12.3
Transfers from capital works in progress                  30.5      36.6     155.0       1.4       4.3       8.1
Transfers from leased assets                                 -         -       0.1         -         -       0.1
Depreciation                                             (46.4)    (85.4)   (134.3)     (7.0)    (16.3)    (31.2)
Net foreign currency differences on translation of
 self-sustaining operations                              (28.2)     45.9      53.3         -         -         -
                                                       -----------------------------------------------------------
Balance at the end of the financial year                 215.8     423.9     432.9       0.4      63.3      71.0

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15.     PROPERTY, PLANT AND EQUIPMENT (continued)

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
LEASED PLANT & EQUIPMENT
Balance at the beginning of the financial year               -         -       0.2         -         -       0.2
Transfers to fixed assets                                    -         -      (0.1)        -         -      (0.1)
Amortization                                                 -         -      (0.1)        -         -      (0.1)
                                                       -----------------------------------------------------------
Balance at the end of the financial year                     -         -         -         -         -         -
BUILDINGS AND PLANT UNDER CONSTRUCTION
Balance at the beginning of the financial year            31.8      30.0     117.0       4.0       2.5       6.0
Additions                                                 21.5      35.6     101.8       3.0       6.2       5.3
Additions through entities acquired                          -       0.4       0.1         -       0.4         -
Disposal of entities                                      (7.0)     (0.1)    (38.1)     (3.8)        -      (0.6)
Disposals/Write-downs                                     (0.4)     (0.5)        -      (0.5)     (0.4)        -
Transfers (to)/from related companies                        -         -         -         -      (0.4)      0.3
Transfers to the statement of financial performance          -      (0.3)     (1.2)        -         -      (0.2)
Transfers to property, plant & equipment                 (31.9)    (39.7)   (168.1)     (2.7)     (4.3)     (8.3)
Net foreign currency differences on translation of
 self-sustaining operations                               (2.1)      6.4      18.5         -         -         -
                                                       -----------------------------------------------------------
Balance at the end of the financial year                  11.9      31.8      30.0         -       4.0       2.5

16.     INTANGIBLES

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
BRAND NAMES
At cost                                                  142.5     217.5     219.5         -       7.3       8.7
                                                       -----------------------------------------------------------
GOODWILL
Directors' valuation 30/06/1996                              -       4.0       3.4         -         -         -
                                                       -----------------------------------------------------------
                                                             -       4.0       3.4         -         -         -
Less provision for amortization                              -       2.0       1.4         -         -         -
                                                       -----------------------------------------------------------
                                                             -       2.0       2.0         -         -         -
                                                       -----------------------------------------------------------
At cost                                                  445.9     536.8     622.2         -       8.4      20.0
Less provision for amortization                          185.2     199.8     215.9         -       5.0      10.2
                                                       -----------------------------------------------------------
                                                         260.7     337.0     406.3         -       3.4       9.8
                                                       -----------------------------------------------------------
Total Goodwill                                           260.7     339.0     408.3         -       3.4       9.8
                                                       -----------------------------------------------------------
Total Intangibles                                        403.2     556.5     627.8         -      10.7      18.5
                                                       ===========================================================

17.     DEFERRED TAX ASSETS

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000     2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Future income tax benefit arising from:
Accumulated timing differences                            32.2       75.4     147.9       -       32.2     145.3
Accumulated tax losses                                    17.5       31.4     124.1       -          -         -
                                                       -----------------------------------------------------------
                                                          49.7      106.8     272.0       -       32.2     145.3
                                                       ===========================================================

The Group has unrecognised capital tax losses relating to controlled entities of $331.3 million (2001 - $242.5 million; 2000 - $42.5 million). Future income tax benefits of $455.1 million (2001 - $461.8 million; 2000 - $197.8 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:

(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity;
(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

17.     DEFERRED TAX ASSETS (continued)

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

                                                                                             CONSOLIDATED
$ IN MILLIONS                                                                           2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Trading stock tax adjustments                                                            4.0      13.0      44.2
Depreciation on plant adjustments                                                          -       1.5      (2.4)
Provisions                                                                              21.4      82.2      39.4
Accruals                                                                                 3.0      (1.0)        -
Unrealized foreign exchange losses                                                       0.5       0.2      49.8
Accumulated tax losses                                                                  17.5      31.4     124.1
Other                                                                                    3.3     (20.5)     16.9
------------------------------------------------------------------------------------------------------------------
Total temporary differences                                                             49.7     106.8     272.0
==================================================================================================================

18.     PAYABLES

                                                                CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
CURRENT
Amounts owing to wholly owned controlled entities            -         -         -     739.1   1,623.3   1,620.8
Trade creditors                                          166.6     363.2     476.7       8.1      77.9      78.8
Bills payable                                                -       6.6       1.5         -       1.5         -
Other creditors                                           26.1      51.1      88.2      13.8      20.2     181.6
------------------------------------------------------------------------------------------------------------------
Total Current                                            192.7     420.9     566.4     761.0   1,722.9   1,881.2
------------------------------------------------------------------------------------------------------------------
NON-CURRENT
Trade creditors                                              -       0.3       0.2         -       0.1       0.1
Other creditors                                            3.7       4.8       5.5         -       0.2       0.3
------------------------------------------------------------------------------------------------------------------
Total Non-Current                                          3.7       5.1       5.7         -       0.3       0.4
------------------------------------------------------------------------------------------------------------------
Total Payables                                           196.4     426.0     572.1     761.0   1,723.2   1,881.6
------------------------------------------------------------------------------------------------------------------

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

19.     INTEREST BEARING LIABILITIES

                                                                CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
CURRENT
Bank overdrafts                                             14.6       9.5      58.1       0.9       1.0       3.9
Bank loans repayable in:
    Belgian francs                                             -         -      27.5         -         -         -
    Canadian dollars                                         5.8       6.5       4.5         -         -         -
    Euro dollars                                            14.9      16.7         -         -         -         -
    Malaysian ringgits                                       5.8         -         -         -         -         -
    U.S. dollars                                               -         -       0.5         -         -         -
    Other currencies                                         0.7       1.6       7.0         -         -         -
Other loans repayable in:
    Australian dollars                                         -     578.1      71.2         -     578.3      71.2
    Canadian dollars                                           -         -      16.8         -         -      16.8
    Euro dollars                                               -      15.7      15.9         -      15.7      15.9
    New Zealand dollars                                        -         -      87.2         -         -      59.9
    Sterling Pounds                                         16.2         -      43.7      16.2         -      43.7
    U.S. dollars                                            49.6     120.7   1,551.6      49.6     120.7   1,268.9
    Other currencies                                           -         -       5.4         -         -       5.4
------------------------------------------------------------------------------------------------------------------
                                                           107.6     748.8   1,889.4      66.7     715.7   1,485.7
------------------------------------------------------------------------------------------------------------------
NON-CURRENT
Bank loans repayable in:
    Other currencies                                         0.2       0.5       1.7         -         -         -
Other loans repayable in:
    Australian dollars                                     116.0     346.8      64.2     116.0     346.9      64.2
    Euro dollars                                            34.0      16.7      30.9      34.0      16.7      30.8
    New Zealand dollars                                        -         -      35.1         -         -      35.1
    Sterling Pounds                                            -      16.7      17.7         -      16.7      17.7
    U.S. dollars                                           366.3     481.2     478.1     366.3     481.2     478.2
------------------------------------------------------------------------------------------------------------------
                                                           516.5     861.9     627.7     516.3     861.5     626.0
------------------------------------------------------------------------------------------------------------------
                                                           624.1   1,610.7   2,517.1     583.0   1,577.2   2,111.7
==================================================================================================================

The Group does not, as a rule, pledge assets as security for borrowings, however, at 30 June 2002 bank overdraft and other loans totalling $8.2 million (2001: $3.8 million, 2000: $5.2 million) were secured, principally against Group property, plant and equipment items having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a 3 year US$100 million revolving credit bank facility in January 2002. This facility can be accessed by the parent company and certain USA subsidiaries. This facility was not utilised at 30 June 2002.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

19.     INTEREST BEARING LIABILITIES (continued)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June 2002.

                                        AMOUNT     INTEREST RATE
NATURE OF BORROWING                    $ MILLION      % P.A.     MATURITY DATE
-------------------------------------------------------------------------------
BANK OVERDRAFTS
Australian dollars                        1.7           8.00        At call
Indian rupees                             1.5           8.80        At call
Euro dollars                              4.3           4.90        At call
Sterling pounds                           2.8           5.50        At call
United States dollar                      3.4           4.00        At call
Other currencies                          0.9         Various       At call
-------------------------------------------------------------------------------
Total Bank Overdrafts                    14.6
===============================================================================
BANK LOANS
CURRENT
Canadian dollars                          5.8           3.81              2003
Malaysian ringgits                        5.8           3.00              2003
Euro dollars                             14.9           4.07              2003
Other currencies                          0.7         Various             2003
-------------------------------------------------------------------------------
                                         27.2
-------------------------------------------------------------------------------
NON-CURRENT
Other currencies                          0.2         Various             2004
-------------------------------------------------------------------------------
Total Bank Loans                         27.4
===============================================================================
OTHER LOANS
CURRENT
Sterling pounds                          16.2           4.60              2003
United States dollars                    49.6           2.21              2003
-------------------------------------------------------------------------------
                                         65.8
-------------------------------------------------------------------------------
NON-CURRENT
Australian dollars                       50.0           5.68              2005
Australian dollars                       50.0           5.95              2007
Australian dollars                       16.0           6.87              2007
Euro dollars                             34.0           4.40              2005
United States dollars                   157.6           2.95              2004
United States dollars                   125.5           5.74              2005
United States dollars                    35.3           2.98              2006
United States dollars                    32.0           2.33              2007
United States dollars                    15.9           2.74              2010
-------------------------------------------------------------------------------
                                        516.3
-------------------------------------------------------------------------------
Total Other Loans                       582.1
-------------------------------------------------------------------------------
Total Interest Bearing Liabilities      624.1
===============================================================================

MATURITY SCHEDULE
-------------------------------------------------------------------------------
Term to maturity:
Within one year                         107.6
One to two years                        157.8
Two to three years                      209.5
Three to four years                      35.3
Four to five years                       98.0
Greater than five years                  15.9
-------------------------------------------------------------------------------
Total                                   624.1
===============================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

19.     INTEREST BEARING LIABILITIES (continued)

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                              2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
NET INTEREST BEARING DEBT
Cash at bank and short-term deposits (net of
 restricted deposits)                                      258.3     310.3   1,050.4       4.2      28.2      27.9
Current borrowings                                         107.6     748.8   1,889.4      66.7     715.7   1,485.7
Current bills payable                                          -       6.6       1.5         -       1.5         -
Non-current borrowings                                     516.5     861.9     627.7     516.3     861.5     626.0
------------------------------------------------------------------------------------------------------------------
Net interest bearing debt                                  365.8   1,307.0   1,468.2     578.8   1,550.5   2,083.8
------------------------------------------------------------------------------------------------------------------

20.     PROVISIONS

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                              2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
CURRENT
Provision for employee entitlements                         25.2      80.3      88.3       3.4      31.4      33.5
Provision for contingencies                                 17.1       9.9      63.4       2.7      (0.4)     14.0
Provision for rationalization and restructuring costs       15.7     105.2     108.4       1.8      47.7      52.2
Provision for Accufix Pacing Lead related expenses          18.6      11.5      17.6         -       6.5       0.6
Provision for claims                                         8.8      10.9      14.0         -         -       0.1
Provision for dividend                                         -      46.6     103.3         -      46.6     103.3
------------------------------------------------------------------------------------------------------------------
                                                            85.4     264.4     395.0       7.9     131.8     203.7
Provision for income tax                                     1.9      10.5       8.9         -         -       0.1
------------------------------------------------------------------------------------------------------------------
Total Current                                               87.3     274.9     403.9       7.9     131.8     203.8
------------------------------------------------------------------------------------------------------------------
NON-CURRENT
Provision for employee entitlements                         23.3      37.1      46.4       0.4       4.8       5.7
Provision for Accufix Pacing Lead related expenses             -      17.8       4.3         -         -         -
------------------------------------------------------------------------------------------------------------------
                                                            23.3      54.9      50.7       0.4       4.8       5.7
Provision for deferred income tax                           24.4      22.1      21.1         -         -         -
------------------------------------------------------------------------------------------------------------------
Total Non-Current                                           47.7      77.0      71.8       0.4       4.8       5.7
------------------------------------------------------------------------------------------------------------------
Total Provisions                                           135.0     351.9     475.7       8.3     136.6     209.5
==================================================================================================================

The reconciliations of provision for rationalisation and restructuring costs are set out below:

                                                                 CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                              2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Balance at the beginning of the financial year             105.2     108.4     109.1      47.7      52.2       1.9
Acquisitions/(disposals) of entities                       (11.5)        -      (2.4)    (11.5)        -         -
Amounts charged/(released) to profit/(loss) from
 operating activities                                       10.9      65.6      62.5      (3.8)      3.3      57.0
Amounts utilised for intended purposes                     (86.2)    (77.4)    (63.5)    (30.6)     (7.8)     (6.7)
Net foreign currency differences on translation of
 self-sustaining operations                                 (2.7)      8.6       2.7         -         -         -
------------------------------------------------------------------------------------------------------------------
Balance at the end of the financial year                    15.7     105.2     108.4       1.8      47.7      52.2
------------------------------------------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

                                                                                            CONSOLIDATED
$ IN MILLIONS                                                                            2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Trading Stock tax adjustments                                                               -       0.4       0.6
Depreciation on plant adjustments                                                         4.1       1.4       2.1
Provisions                                                                                  -      (1.4)     (2.9)
Accruals                                                                                    -      (1.1)     (0.5)
Unrealized foreign exchange gains                                                           -       0.9         -
Other                                                                                    20.3      21.9      21.8
------------------------------------------------------------------------------------------------------------------
Total                                                                                    24.4      22.1      21.1
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

20.     PROVISIONS (continued)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

                                                                 CONSOLIDATED                  THE COMPANY
EMPLOYEE ENTITLEMENTS                                      2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Assumed rate of increase in wage and salary rates            4.0%     3.0%      3.0%      4.0%      3.0%      3.0%
Discount rate                                                2.3%     3.0%      3.0%      2.3%      3.0%      3.0%
Settlement term (years)                                    10-15    10-15     10-15     10-15     10-15     10-15
Number of employees at year end                           12,160   23,482    32,485        42     4,222     4,289

21.     OTHER LIABILITIES

                                                                CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
CURRENT
Deferred income                                            1.2       3.6       1.8         -       0.4         -
Amounts due under contractual arrangements                   -       1.6       1.5         -       1.4       1.4
------------------------------------------------------------------------------------------------------------------
                                                           1.2       5.2       3.3         -       1.8       1.4
------------------------------------------------------------------------------------------------------------------
NON-CURRENT
Amounts due under contractual arrangements                   -      16.2      17.6         -      16.2      17.6
------------------------------------------------------------------------------------------------------------------
                                                             -      16.2      17.6         -      16.2      17.6
------------------------------------------------------------------------------------------------------------------
Total Other Liabilities                                    1.2      21.4      20.9         -      18.0      19.0
==================================================================================================================

22.     DISSECTION OF LIABILITIES

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
SECURED
Bank overdrafts and other loans                            1.5       2.2       2.2         -         -         -
Bank loans                                                 6.7       1.6       3.0         -         -         -
UNSECURED
Amounts owing to wholly owned controlled entities            -         -         -     739.1   1,623.3   1,620.8
Bank overdrafts                                           13.1       7.3      55.9       0.9       1.0       3.9
Bank loans                                                20.7      23.7      38.0         -         -         -
Other loans                                              582.1   1,575.9   2,418.0     582.1   1,576.2   2,107.8
Trade creditors                                          166.6     363.5     476.9       8.1      78.0      78.9
Bills payable                                                -       6.6       1.5         -       1.5         -
Other creditors                                           29.8      55.9      93.7      13.8      20.4     181.9
Provisions (as per Note 20)                              135.0     351.9     475.7       8.3     136.6     209.5
Other liabilities (as per Note 21)                         1.2      21.4      20.9         -      18.0      19.0
------------------------------------------------------------------------------------------------------------------
Total Unsecured Liabilities                              948.5   2,406.2   3,580.6   1,352.3   3,455.0   4,221.8
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                        956.7   2,410.0   3,585.8   1,352.3   3,455.0   4,221.8
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

23.     EXPENDITURE COMMITMENTS

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
 (a) CONTRACTS FOR CAPITAL EXPENDITURE FOR WHICH
     NO AMOUNTS HAVE BEEN PROVIDED
 Land and buildings                                          -       0.1       0.5         -         -         -
 Plant                                                     0.2       2.6       4.7         -       0.4       1.1
                                                       ------------------------------------------------------------
                                                           0.2       2.7       5.2         -       0.4       1.1
                                                       ------------------------------------------------------------
 Within one year                                           0.2       2.7       3.2         -       0.4       1.1
 One year or later and no later than five years              -         -       2.0         -         -         -
 ------------------------------------------------------------------------------------------------------------------
                                                           0.2       2.7       5.2         -       0.4       1.1
 ------------------------------------------------------------------------------------------------------------------
 (b) LEASE COMMITMENTS
 OPERATING LEASES:
 Expenditure contracted but not provided for
     Within one year                                      11.0      38.0      61.5       5.5      16.2      16.3
     One year or later and no later than two years         8.9      27.7      41.3       4.5      13.1      12.6
     Two years or later and no later than three years      7.0      21.8      32.5       3.0       8.7       8.4
     Three years or later and no later than four years     6.6      20.6      30.6       3.0       8.7       8.4
     Four years or later and no later than five years      6.6      20.6      30.6       3.0       8.7       8.4
     Later than five years                                15.6      28.3      55.8       3.6      16.2      19.8
 ------------------------------------------------------------------------------------------------------------------
                                                          55.7     157.0     252.3      22.6      71.6      73.9
 ==================================================================================================================

The consolidated entity leases property under operating leases expiring from one to twenty years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

24.     SUPERANNUATION

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees. A total of 10 Superannuation Funds have been established worldwide. The major defined benefit fund is listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the fund.

                                         PACIFIC DUNLOP SUPERANNUATION
                                                     FUND
$ IN MILLIONS                            2002        2001        2000
---------------------------------------------------------------------
CONSOLIDATED
Net assets                              281.0/(3)/  281.0/(3)/  371.7/(2)/
Accrued benefits                        295.3/(1)/  295.3/(1)/  295.3/(1)/
                                        -----------------------------
Excess/(Deficiency)                     (14.3)      (14.3)       76.4
                                        -----------------------------
Vested benefits                         256.0/(3)/  256.0/(3)/  316.2/(2)/

THE COMPANY
Net assets                              151.5/(3)/  151.5/(3)/  184.4/(2)/
Accrued benefits                        125.1/(1)/  125.1/(1)/  125.1/(1)/
                                        -----------------------------
Excess                                   26.4        26.4        59.3
                                        -----------------------------
Vested benefits                         126.5/(3)/  126.5/(3)/  133.7/(2)/

Country                                Australia
Benefit type                           Defined Benefit/Accumulation
Basis of contribution                  Balance of Cost/Defined Contribution
Date of last actuarial valuation       1/07/1999
Actuary                                Mercer Human Resource Consulting Pty. Ltd

/(1)/   Amounts shown are values as at 30 June 1999
/(2)/   Amounts shown are values as at 30 June 2000
/(3)/   Amounts shown are values as at 30 June 2001

The assets and liabilities of the Pacific Dunlop Executive Superannuation Fund were transferred into the Pacific Dunlop Superannuation Fund when the two Australian Funds were merged effective from 6 October 2000. Members of the Pacific Dunlop Superannuation Fund who have terminated employment with the Company as a result of business sales, have transferred out of the fund and into superannuation arrangements set up by the new owners of the businesses which have been sold. Assets supporting the benefits of those members have been transferred to the new superannuation arrangements. A majority of existing members of the Pacific Dunlop Superannuation Fund are employees of South Pacific Tyres.

The deficiencies shown above for years 2001 and 2002 are due to the last actuarial review of the Fund having been carried out as at 30 June 1999 whilst values shown for net assets are stated at 30 June 2001 which have been impacted by the above noted transfers. A further review is under way as at 30 June 2002. Preliminary estimates from the actuary indicate that as at 30 June 2002, the assets of the Fund were sufficient to meet all benefits payable in the event of the Fund's termination or the voluntary or compulsory termination of employment of each employee in the Fund.

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

24.     SUPERANNUATION (continued)

DEFINITIONS
Balance of cost           The  consolidated  entity's  contribution  is assessed
                          by the actuary by taking into account the members' contribution and the values of the assets.

Defined contribution      The consolidated entity's contribution is set out in
                          the appropriate fund rules, usually as a fixed percentage of salary.

Accrued benefits          The present value of benefits which the fund is
                          presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.

Vested benefits           Benefits which are not conditional upon the continued
                          membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

                                                                    CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                                 2002      2001      2000      2002      2001      2000
-------------------------------------------------------------------------------------------------------------------
 Contributions made to defined benefit funds during the year   3.2       6.9     22.6       3.2       4.0      10.4
 Contributions made to accumulation funds during the year      0.8       4.0      5.9         -       0.7       0.6

25.     OWNERSHIP-BASED REMUNERATION SCHEMES

EXECUTIVE AND EMPLOYEE SHARE PLANS
The Company has operated two share plans for employees and Directors of the consolidated entity:

..    the Pacific Dunlop Executive Share Plan ("Executive Plan"), and
..    the Pacific Dunlop Employee Share Plan ("Employee Plan").

No issue of shares has been made under either Plan since February 1994 and the Board determined during 1996 that no further issues of shares would be made under the Executive Plan.

The employee plan permits full time and part time employees, who have completed three or more years continuous service within the consolidated entity and who do not participate in the Executive Plan to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as at the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan). Invitations are made under the Employee Plan from time to time. As at reporting date no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees ("Executives") were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue- 8 1/4 years). While partly paid, the shares are not transferable, carry no voting right and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company's ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

25.     OWNERSHIP-BASED REMUNERATION SCHEMES (continued)

The Company's accounting policy in respect of the Employee Plan is to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital.

The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note
5. A loss of $535,381 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2002 (2001 - $206,567 loss after tax; 2000 - $219,712 loss after tax).

The market price of the Company's shares as at 30 June 2002 was $6.28.

OPTIONS - GENERALLY
At the date of this report 207,000 unissued ordinary shares in the Company remain under option. During the year ended 30 June 2002, 315,000 options expired.

EXECUTIVE SHARE OPTION PLAN
207,000 unissued ordinary shares are subject to options granted under the Pacific Dunlop Executive Share Option Plan. The exercise price of each option, which may be increased by the amount (if any) by which the increase in the Consumer Price Index over the period of the options exceeds the dividend yield upon the Company's shares, was $16.50. The options expire on 11 December 2002, and are exercisable in three tranches of equal amount during a period commencing, in the case of tranche 1 on 13 November 2000; in the case of tranche 2 on 13 November 2001; and in the case of tranche 3 on 13 November 2002, and in each case ending on the expiry date, subject to satisfaction of a separate performance hurdle attaching to each tranche. The condition or 'hurdle' that must be satisfied before the options can be exercised is that the total return to shareholders (i.e. growth in share price plus dividends reinvested) in respect of Ansell Limited shares exceeds the simple average total return to shareholders in a selected group of major listed companies over comparable periods in respect of each tranche of options.

Upon exercise the options carry the right to any bonus share issued by the Company during the life of the option, but do not carry any right to participate in any other share issue of the Company or any other body corporate and no options have been exercised at the date of this Report.

No determinable value has been ascribed to these options, nor included within the disclosed Executive remuneration details set out in Note 28 to the Financial Statements under Australian Generally Accepted Accounting Principles (GAAP). Under United States GAAP the compensation fair value, at grant date, of all options which are outstanding has been calculated at $0.7 million.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

26.     CONTINGENT LIABILITIES

INDEMNITIES AND GUARANTEES
The Company has entered into Deeds of Indemnity with each of the Directors of the Company and has previously entered into Deeds of Indemnity with certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's constitution.

Ansell Limited has also guaranteed the performance of certain wholly owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

ACCUFIX LITIGATION
Claims have been made against Accufix Research Institute, Inc. (formerly TPLC, Inc.) ('ARI'), certain other wholly-owned controlled entities of Ansell Limited and, in some instances, Ansell Limited (then Pacific Dunlop Limited) relating to the Accufix Pacing leads manufactured by ARI which were withdrawn in late 1994 (the 'Accufix Pacing Leads').

All lawsuits in relation to the Accufix Pacing Leads had been resolved by 30 June 2002, save for:

..    two lawsuits in France: one involving the claims of 19 plaintiffs and the
     16 subrogated insurers' claims and a second lawsuit recently initiated by three individual claimants; and

..    any claims to be subsequently made by any of the 150 persons who opted out of the class settlement in the United States mentioned below.

The US District Court approved the settlement of all previous claims relating to the Accufix Pacing Leads in the US on 8 March 2001. That approval is now binding on the Defendants and all persons entitled whom elected to participate in the settlement (and their families). Now only the 150 persons who chose not to participate in the settlement may bring lawsuits in the US in respect of the Accufix Pacing Lead. As of 30 June 2002 none of the 150 persons had done so.

The settlement in the United States requiring payments totalling US$62.4 million (consisting of a fund established for the benefit of persons entitled to the settlement, and a fund for the benefit of persons who opted out of the settlement), and the sums required for the earlier settlements in Australia and elsewhere in the world, were fully covered by the provisions made in the financial statements for the year ending 30 June 1998. The balance of these provisions as at 30 June 2002 (approximately $18.6 million) represents the balance of cash held by ARI and its related companies, and is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix Pacing Lead.

ENCOR LEAD LITIGATION
In 1997, a putative class action lawsuit was filed in the United States District Court for the Eastern District of California, against ARI and affiliates, including Ansell Limited (then Pacific Dunlop Limited), on behalf of all United States implantees of certain Encor bipolar Telectronics passive fixation atrial 'J' pacemaker leads manufactured by ARI ('Encor Pacing Leads'). The Court in Sacramento denied the plaintiffs' application for class certification on 3 May 1999.

On 11 June 2002, the parties filed a stipulation of dismissal with prejudice for this action and the plaintiffs' claim has been compromised and released. This matter is now concluded.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

26.     CONTINGENT LIABILITIES (continued)

LATEX ALLERGY LITIGATION
Ansell Healthcare Products Inc., Ansell Protective Products Inc., Ansell Limited (formerly Pacific Dunlop Limited) and other Group companies (collectively "the Ansell Defendants") (along with a wide variety of manufacturers and distributors of natural rubber latex gloves), are defendants in lawsuits filed in the United States since 1996 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim that the Ansell Defendants and other manufacturers of natural rubber latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions.

As of 30 June 2002, there were approximately 367 such cases pending against one or more of the Ansell Defendants, representing some 50 percent of cases filed against all defendants. Of these cases 271 have been consolidated for discovery pursuant to the rules on multi-district litigation before the US District Court for the Eastern District of Pennsylvania. The remaining 96 cases are spread through state courts in 45 states, with the greatest concentration in New York (20 cases).

The Company remains a defendant in one Australian case and one case in the United States. Since the inception of this litigation in 1996, the Ansell Defendants have been dismissed as defendants from approximately 112 cases in the United States.

With this pattern of dismissal and with the complications, case by case, caused by the multiplicity of defendants and the difficulties of determining whose natural rubber latex gloves were utilised by particular plaintiffs, it is not possible to predict which, if any, of the cases they currently face, the Ansell Defendants will have to defend at trial. In those circumstances the liability of the Ansell Defendants, if any, in relation to these claims cannot be quantified.

BUSINESS AND ASSET SALES
The Company and various Group companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. In particular, a Group company has received a notice from a purchaser of one of its businesses in relation to an indemnity under a sale agreement. No formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Simplot Australia Pty Ltd instituted proceedings against the Company and other Group companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty and sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

27.     FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS
The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i)     Forward / Future Contracts
These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii)    Options
This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii)   Swaps
These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

27.     FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK
The Company's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                                WEIGHTED                   INTEREST RATE
                                                AVERAGE                   FIXED MATURITIES
                                               EFFECTIVE                                           NON
                                                INTEREST            1 YEAR OR   1 TO 5    OVER 5 INTEREST
$ IN MILLIONS                                    RATE     FLOATING     LESS     YEARS     YEARS  BEARING   TOTAL
------------------------------------------------------------------------------------------------------------------
NET FINANCIAL ASSETS/(LIABILITIES) 2002            %
FINANCIAL ASSETS
Recognised
Cash on hand and at bank                          1.1%        72.2         -        -         -         -     72.2
Short-term deposits                               3.3%       174.1      30.6        -         -         -    204.7
Receivables - trade                               N/A            -         -        -         -     232.5    232.5
Receivables - other                               2.6%        32.9      25.0        -         -      70.0    127.9
Investments (excl. associated companies)          N/A            -         -        -         -     145.8    145.8
------------------------------------------------------------------------------------------------------------------
Total Financial Assets 2002                                  279.2      55.6        -         -     448.3    783.1
------------------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Recognised
Payables - trade                                  N/A            -         -        -         -     166.6    166.6
Payables - other                                  N/A            -         -        -         -      29.8     29.8
Bank overdraft                                    3.3%        14.6         -        -         -         -     14.6
Bank and other loans                              6.1%       466.0      20.8    122.7         -         -    609.5
Provisions (including certain employee
 entitlements)                                    N/A            -         -        -         -      85.4     85.4
Unrecognised
Net interest rate swaps                           5.1%      (375.9)        -    375.9         -         -        -
------------------------------------------------------------------------------------------------------------------
Total Financial Liabilities 2002                             104.7      20.8    498.6         -     281.8    905.9
------------------------------------------------------------------------------------------------------------------
Net Financial Assets/(Liabilities) 2002                      174.5      34.8   (498.6)        -     166.5   (122.8)
==================================================================================================================
NET FINANCIAL ASSETS/(LIABILITIES) 2001            %
FINANCIAL ASSETS
Recognised
Cash on hand and at bank                          2.7%       116.3         -        -         -         -    116.3
Short-term deposits                               3.8%       102.5     119.1        -         -         -    221.6
Receivables - trade                               6.1%         1.5         -        -         -     521.6    523.1
Receivables - other                               6.5%        62.5         -        -         -     150.2    212.7
Investments (excl. associated companies)          N/A            -         -        -         -     212.0    212.0
------------------------------------------------------------------------------------------------------------------
Total Financial Assets 2001                                  282.8     119.1        -         -     883.8  1,285.7
------------------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Recognised
Payables - trade                                  N/A            -         -        -         -     363.5    363.5
Payables - other                                  N/A            -         -        -         -      55.9     55.9
Payables - bills                                  9.7%         1.5         -        -         -       5.1      6.6
Bank overdraft                                    6.4%         9.5         -        -         -         -      9.5
Bank and other loans                              5.3%       696.6     785.6    119.0         -         -  1,601.2
Provisions (including certain employee
 entitlements)                                    3.0%           -         -        -         -     207.7    207.7
Amounts due under contractual arrangements        N/A            -         -        -         -      17.8     17.8
Unrecognised
Net interest rate swaps                           5.2%       144.1    (122.8)   (21.3)        -         -        -
------------------------------------------------------------------------------------------------------------------
Total Financial Liabilities 2001                             851.7     662.8     97.7         -     650.0  2,262.2
------------------------------------------------------------------------------------------------------------------
Net Financial Assets/(Liabilities) 2001                     (568.9)   (543.7)   (97.7)        -     233.8   (976.5)
------------------------------------------------------------------------------------------------------------------

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $49.6 million (2001 - $144.2 million; 2000 - $114.6 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

27.     FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE
RECOGNISED FINANCIAL INSTRUMENTS
(i)     Credit Risk
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii)    Net Fair Value
The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

UNRECOGNISED FINANCIAL INSTRUMENTS
Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity's exposure is almost entirely (over 99%) to banks.

The following table displays:

(i)     Face Value
This is the contract's value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii)    Credit Risk
This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity's exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii)   Net Fair Value
This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($23.8) million (2001 - $5.9 million; 2000 - $47.3 million), if all contracts were closed out on 30 June 2002.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

27.     FINANCIAL INSTRUMENTS (continued)

(iii)   Net Fair Value (continued)

                                      FACE VALUE                   CREDIT RISK               NET FAIR VALUE
$ IN MILLIONS                  2002     2001       2000       2002      2001    2000     2002     2001      2000
------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE CONTRACTS
Purchase/Sale Contracts:
-U.S. dollars                  329.7  1,231.7     496.7        1.6      22.0      4.9    (7.3)    17.6       1.6
-Australian dollars             49.4    237.2     637.2          -         -        -       -        -         -
-Other currencies              216.5    186.5     141.1        2.5       1.7      0.9     2.4     (1.5)     (3.3)
Cross Currency Swaps:
-U.S. dollars                   96.5    240.2     137.3        2.2       0.7     16.5    (1.5)   (16.5)     16.5
-New Zealand dollars               -        -      95.0          -         -        -       -        -         -
-Other currencies               16.5     35.2      98.6          -       5.8     25.3    (2.1)     5.8      24.4

INTEREST RATE CONTRACTS
Interest Rate Swaps:
-U.S. dollars                  435.1    452.7   1,113.8        3.0       6.6     11.7   (14.5)     0.5       6.4
-Australian dollars            300.0    300.0     450.0          -       1.2      0.3    (0.8)     0.3       0.2
-New Zealand dollars               -        -     119.9          -         -      1.1       -        -       1.0
-Other currencies               17.5     16.7      47.6          -         -      0.4       -     (0.3)      0.4
Forward Rate Agreements:
-U.S. dollars                      -        -      83.2          -         -        -       -        -         -

COMMODITY CONTRACTS
Commodity Futures:
-U.S. dollars                      -        -      15.9          -         -      0.1       -        -       0.1
------------------------------------------------------------------------------------------------------------------
Total                        1,461.2  2,700.2   3,436.3        9.3      38.0     61.2   (23.8)     5.9      47.3
==================================================================================================================

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies (principally US dollars). The amount of anticipated future purchases and sales is forecast in light of current market conditions and commitments from customers. Hedge contracts are used to cover the next available trading exposure until all contracts are fully utilised. Hedge cover generally does not exceed 3 months.

(iv)    Market/Liquidity Risk
The consolidated entity seeks to reduce the risk of:

        (a) being forced to exit derivative financial instrument positions at below their real worth; or
        (b) finding it cannot exit the position at all, due to lack of liquidity in the market; by
        (a) dealing only in liquid contracts dealt by many counterparties; and
        (b) dealing only in large and highly liquid and stable international markets.

(v)     Credit Risk by Maturity
The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

                             FOREIGN EXCHANGE        INTEREST RATE            COMMODITY
                            RELATED CONTRACTS          CONTRACTS              CONTRACTS            TOTAL
$ IN MILLIONS              2002    2001   2000    2002   2001   2000     2002   2001    2000  2002    2001   2000
------------------------------------------------------------------------------------------------------------------
TERM
0 to 6 mths                 4.1    27.0   31.8       -    1.2    0.7       -      -     0.1    4.1    28.2   32.6
6 to 12 mths                  -     2.5    2.5       -      -    0.2       -      -       -      -     2.5    2.7
1 to 2 yrs                    -       -    3.1     3.0    0.8    1.3       -      -       -    3.0     0.8    4.4
2 to 5 yrs                  2.2       -    5.0       -    5.8   11.3       -      -       -    2.2     5.8   16.3
5 to 10 yrs                   -     0.7    5.2       -      -      -       -      -       -      -     0.7    5.2
------------------------------------------------------------------------------------------------------------------
Total                       6.3    30.2   47.6     3.0    7.8   13.5       -      -     0.1    9.3    38.0   61.2
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

27.     FINANCIAL INSTRUMENTS (continued)

(vi)    Historical Rate Rollovers
It is the consolidated entity's policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

HEDGES AND ANTICIPATED FUTURE TRANSACTIONS
The following table shows the consolidated entity's deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

                                                  INTEREST RATE          FOREIGN EXCHANGE          COMMODITY
$ IN MILLIONS                                  2002    2001    2000    2002    2001    2000   2002    2001    2000
-------------------------------------------------------------------------------------------------------------------
Anticipated Exposures
Less than 1 year                                   -       -       -   (0.5)    1.4    (1.7)     -       -       -
Realized Swaps Deferred
Less than 1 year                                 0.1    (0.5)    0.5
1 to 2 years                                     0.7     0.2    (0.2)
2 to 5 years                                     2.2    (0.5)   (1.0)
Greater than 5 years                               -     1.6     2.0

28.     DIRECTORS' AND EXECUTIVES' REMUNERATION

                                                                                             THE COMPANY
$ IN THOUSANDS                                                                        2002      2001      2000
------------------------------------------------------------------------------------------------------------------
DIRECTORS
Aggregate remuneration paid or payable to Directors: (a)(c)(d)
Directors' fees and salaries of Ansell Limited Executive Directors                    1,225     1,313     1,715
Performance-based bonuses                                                                 -       100         -
Other benefits (d)                                                                      111     2,791     1,606
------------------------------------------------------------------------------------------------------------------
Total remuneration of Directors of Ansell Limited                                     1,336     4,204     3,321
==================================================================================================================

Consolidated remuneration of directors of all Group
Companies
                                                2002               $ 26,153,000
                                                2001               $ 35,713,000
                                                2000               $ 34,534,000

                                                               CONSOLIDATED                 THE COMPANY
$ IN MILLIONS                                            2002      2001      2000     2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Executives
Aggregate remuneration of the thirteen Senior Executives:
(a)(b)(c)(d)(e)(f)
Salaries                                                 3,788     4,322     5,417    1,688      3,253     4,043
Performance-based bonuses                                 2023     3,128     1,420    1,631        100       285
Other benefits (d)                                       3,871     4,411     4,202    3,232      3,871     2,951
------------------------------------------------------------------------------------------------------------------
Total remuneration of Executives                         9,682    11,861    11,039    6,551      7,224     7,279
==================================================================================================================

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

28.     DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

The number of Directors and Senior Executives whose total remuneration fell within the following bands (a)(b)(c)(d)(e)(f).

                                                         EXECUTIVES                             DIRECTORS
                                          CONSOLIDATED               THE COMPANY               THE COMPANY
DOLLARS                              2002     2001     2000     2002    2001     2000     2002     2001    2000
------------------------------------------------------------------------------------------------------------------
        0             10,000                                                               1                 1
   10,001             20,000                                                               1
   20,001             30,000                                                                        2
   40,001             50,000                                                               3
   60,001             70,000                                                               2        1        2
   70,001             80,000                                                                        2        1
   80,001             90,000                                                               1        1        1
   90,001            100,000                                                                                 1
  190,001            200,000                            1                         1
  200,001            210,000                   1                          1                                  1
  210,001            220,000                                                                        1
  230,001            240,000           1                         1
  260,001            270,000                                                                        1
  280,001            290,000                                                               1
  320,001            330,000                   1                          1
  370,001            380,000           1                         1
  380,001            390,000                   1                          1
  420,001            430,000           2                         2
  430,001            440,000(d)        1                2        1                2        1
  440,001            450,000                   1                          1
  460,001            470,000(d)                1        1                 1       1
  510,001            520,000           1
  520,001            530,000(d)        1       1        1        1        1       1
  540,001            550,000(d)        1
  550,001            560,000           1
  560,001            570,000                   1                          1
  580,001            590,000                            1                         1
  590,001            600,000                            1                         1
  800,001            810,000                            1                         1                          1
  920,001            930,000(d)                1                          1
  950,001            960,000           1                         1
1,130,001          1,140,000                            1
1,300,001          1,310,000(d)                         1                         1
1,380,001          1,390,000                   1
1,510,001          1,520,000(f)        1                                                   1
1,530,001          1,540,000(d)        1                         1
1,640,001          1,650,000(d)        1                         1
1,910,001          1,920,000(d)                         1                         1                          1
2,620,001          2,630,000                            1
3,250,001          3,260,000                   1
3,380,001          3,390,000(d)                1                          1                         1
------------------------------------------------------------------------------------------------------------------
Total no. of Dir & Execs              13       11       12       9        9       10       11       9        9
==================================================================================================================

(a) The above values for Directors and Executives include amounts actually paid to superannuation funds in respect of their retirement.
(b) Includes Executive Directors of the Company disclosed within the remuneration of Directors.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

28.     DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

(c) Any benefit arising from the grant of options to the Managing Director or other Executives, which may subsequently be derived, is not quantified and accordingly, has not been included in remuneration disclosed above. For details in relation to the options, refer Note 34(c).
(d) Includes retirement and/or statutory benefits paid to Directors and Executives.
(e) Executives for this disclosure include only those persons who, during the year, had the greatest authority for managing the group. These executives numbered up to seven at any one time in 2002, eleven in 2001 and twelve in 2000. The disclosure includes four permanently overseas-based Executives whose total remuneration in 2002 was $3.1 million (two in 2001 - $4.6 million, two in 2000 - $3.8 million).
(f) Executive was appointed a Director on 30 April 2002. Includes total remuneration received for the full year.

29.     SERVICE AGREEMENTS

PROVIDED FOR IN THE FINANCIAL STATEMENTS
The Company at 30 June 2002 had agreements with each of the Non-executive Directors which provide for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken by a superannuation fund of which the Company is employer sponsor.

30.     NOTES TO THE BUSINESS SEGMENTS REPORT

(a)     OPERATING REVENUE
The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received from the sale of such businesses (net of disposal costs).

(b)     UNALLOCATED REVENUE AND COSTS
Represents costs of Corporate Head Office, costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(c)     TAX
Includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(d)     CASH
Represents Cash of Ansell Healthcare and Corporate.

(e)     INTER-SEGMENT TRANSACTIONS
Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment. The only significant inter-segment sales were made by Australia & S.E. Asia - $304.9 million (2001 - $303.8 million: 2000 - $189.3 million) and
America - $188.3 million (2001 - $220.6 million: 2000 - $128.3 million).

(f)     INDUSTRY SEGMENTS
The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupation health and safety gloves.
Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
Consumer Healthcare - manufacture and sales of condoms, household gloves and other personal products.
Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g)     REGIONS
The allocations of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Australia & S.E. Asia - manufacturing facilities in 4 countries and sales activities.

America - manufacturing facilities in USA and Mexico and significant sales activities.

Europe - principally a sales region with one manufacturing facility in the UK.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

30.     NOTES TO THE BUSINESS SEGMENTS REPORT (continued)

$ IN MILLIONS                                                                         2002       2001       2000
------------------------------------------------------------------------------------------------------------------
(h)     SEGMENT CAPITAL EXPENDITURE (INCLUDING FINANCE LEASES)
Occupational Healthcare                                                                6.7        9.0       20.5
Professional Healthcare                                                               12.7        7.7       10.1
Consumer Healthcare                                                                    1.5        4.4       14.4
Discontinued Businesses                                                               12.0       38.8      104.9

(i)     REGION CAPITAL EXPENDITURE (INCLUDING FINANCE LEASES)
Australia & S.E. Asia                                                                 13.5       12.7       29.9
America                                                                                5.3        7.1       14.5
Europe                                                                                 2.0        1.4        0.7

(j)     SEGMENT DEPRECIATION (INCLUDING AMORTISATION OF FINANCE LEASES)
Occupational Healthcare                                                               15.7       16.7       16.2
Professional Healthcare                                                               18.8       18.9       17.6
Consumer Healthcare                                                                    5.6        5.7        5.8
Discontinued Businesses                                                               11.1       52.1      100.3

(k)     SEGMENT OTHER NON CASH EXPENSES (EXCLUDING PROVISION FOR
        RATIONALISATION AND WRITE-DOWN OF ASSETS SEPARATELY DISCLOSED)
Occupational Healthcare                                                                8.9        7.9        5.9
Professional Healthcare                                                                1.9        6.4        2.4
Consumer Healthcare                                                                    5.1        1.9        4.5
Discontinued Businesses                                                               14.8       49.7       91.7

31.  NOTES TO THE STATEMENTS OF CASH FLOWS

(a)     BUSINESSES ACQUIRED AND DISPOSED
During the year a number of controlled entities and businesses were acquired and disposed. The details are as follows:

                                                                CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                             ACQUISITIONS    DISPOSALS     ACQUISITIONS    DISPOSALS
------------------------------------------------------------------------------------------------------------------
FAIR VALUE OF NET ASSETS ACQUIRED/(DISPOSED)
    Property, plant and equipment                              5.3         (180.3)           -            (79.7)
    Investments                                                  -           (2.8)           -           (188.9)
    Future income tax benefit                                    -          (17.0)           -            (15.5)
    Trade debtors and other amounts receivable                31.4         (403.2)           -           (199.4)
    Inventories                                                  -         (519.7)           -           (203.1)
    Cash (net of bank overdraft)                               3.7           (3.3)           -             (4.1)
    Goodwill                                                     -          (21.3)           -             (3.1)
    Brand names                                                  -          (40.5)           -             (7.3)
    Other assets                                               0.3          (30.7)           -            (10.2)
    Bank and other loans                                         -            0.1            -              0.1
    Creditors and other liabilities                          (11.9)         296.3            -            196.7
------------------------------------------------------------------------------------------------------------------
    Goodwill on acquisition                                   28.8         (922.4)           -           (514.5)
    Net gain/(a)/                                             15.8                           -                -
                                                                 -          (17.3)           -             (7.0)
------------------------------------------------------------------------------------------------------------------
                                                              44.6         (939.7)           -           (521.5)
------------------------------------------------------------------------------------------------------------------
CONSIDERATION
    Cash paid/(received)                                      44.6         (939.7)           -           (521.5)
------------------------------------------------------------------------------------------------------------------
                                                              44.6         (939.7)           -           (521.5)
------------------------------------------------------------------------------------------------------------------
OUTFLOW/(INFLOW) OF CASH
Cash consideration                                            44.6         (939.7)           -           (521.5)
    Less: Cash balances (acquired)/disposed
          (net of overdrafts)                                 (3.7)           3.3            -              4.1
------------------------------------------------------------------------------------------------------------------
                                                              40.9         (936.4)           -           (517.4)
==================================================================================================================

/(a)/ Excludes gain on recognition in the consolidated entity of the investment in Ambri Ltd of $8.4 million

                                                                        PART III

ITEMS 17 & 18 : Financial Statements
--------------------------------------------------------------------------------

31.     NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b)     FINANCING FACILITIES
Refer Note 19

(c) RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO NET PROFIT/(LOSS) AFTER INCOME TAX

                                                                 CONSOLIDATED                 THE COMPANY
$ IN MILLIONS                                             2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Net profit/(loss) after income tax                      (113.0)   (135.8)    (82.4)     71.6    (755.9)     (4.0)
    Add/(less) non-cash items:
    Depreciation                                          50.3      90.2     142.9       7.9      16.7      31.5
    Amortization                                          32.0      49.6      50.3       0.5       5.8       5.4
    Goodwill written off                                     -         -         -         -       5.7         -
    Provision for doubtful debts - trade                  (2.9)      7.9       7.3       1.0       0.1       1.2
    Write off of FITB attributable to Australian tax
     losses                                               15.2     158.5         -      17.3      88.4         -
    Provision for doubtful debts - wholly owned
     controlled entities                                     -         -         -     (16.3)    644.7      (8.3)
    Write down of assets and investments in wholly
     owned controlled entities                            75.2      97.7     160.0      96.6     240.3     186.0
    Write down of property, plant and equipment           69.3         -         -       2.2         -         -
    Share of net loss/(gain) of associate and joint
     venture entities                                     (1.9)     44.3       1.9         -         -         -
    Add/(less) items classified as
    investing/financing activities:
    Interest revenue                                     (15.5)    (44.9)    (47.4)    (38.2)   (130.3)    (91.3)
    Borrowing costs                                       70.2     144.3     149.5      67.0     129.5     124.5
    Loss/(gain) on sale of investments, properties,
     plant and equipment                                   5.6       4.6      (2.3)      1.0       4.2     (23.5)
    Loss/(gain) on sale of controlled entities and
     businesses /(1)/                                    (25.7)   (154.7)      4.5      (7.0)   (178.6)        -
                                                       -----------------------------------------------------------
    Net cash provided by operating activities before
     change in assets and liabilities                    158.8     261.7     384.3     203.6      70.6     221.5
    Change in assets and liabilities net of effect
     from acquisitions and disposals of controlled
     entities and businesses:
     (Increase)/Decrease in debtors                       (0.3)   (176.5)    215.7     (26.5)    (20.3)     47.0
     (Increase)/Decrease in inventories                   39.4     (13.8)    129.2     (10.9)     16.9      13.0
     Decrease/(Increase) in prepaid expenses              (2.4)     19.2      17.3       4.5      16.1       6.5
     (Increase)/Decrease in deferred expenses              4.3      (4.2)    (16.8)     13.6       2.8     (16.3)
     Increase/(Decrease) in creditors and bills           78.3      52.2    (118.6)      5.3      (2.5)    (29.0)
      payable
     (Decrease)/Increase in provisions and other        (203.1)   (128.4)   (167.5)    (38.8)   (230.7)     70.6
      liabilities
     Increase/(Decrease) in provision for deferred         2.3       1.0     (47.6)        -         -         -
      income tax
     (Increase)/Decrease in future income tax benefit     24.7      (6.0)      8.4      (0.7)     27.1       9.4
     (Decrease)/Increase in provision for income tax      (8.5)      1.2       8.0         -         -      (2.2)
     (Increase)/Decrease in GNB net operating assets
      held for sale                                          -     182.3    (182.3)        -      20.7     (20.7)
Other non-cash items (including foreign currency
 impact)                                                  19.6      37.9     (39.8)     (0.2)     (0.8)     (5.0)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                113.1     226.6     190.3     149.9    (100.1)    294.8
==================================================================================================================

(1)     Refer to Note 4(b) for further details on the Company 2001.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

31.     NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(d)     COMPONENTS OF CASH
For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

                                                                 CONSOLIDATED                 THE COMPANY
$ IN MILLIONS                                    NOTES    2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
Cash on hand                                      11       0.2       0.6       1.2         -       0.1       0.1
Cash at bank                                      11      72.0     115.7     187.8       4.2      21.0      23.5
Short-term deposits                               11     186.3     194.6     862.6         -       7.2       4.4
Restricted deposits*                              11      18.4      27.0      26.3         -         -         -
Bank overdrafts                                   19     (14.6)     (9.5)    (58.1)     (0.9)     (1.0)     (3.9)
------------------------------------------------------------------------------------------------------------------
                                                         262.3     328.4   1,019.8       3.3      27.3      24.1
==================================================================================================================

*  Refer to note 11 for further details on these amounts.

(e)     NET LOANS TO CONTROLLED ENTITIES
In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

32.     ACQUISITION OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

                                                      VOTING
                                                      SHARES       COST OF      NET TANGIBLE      DESCRIPTION OF
DURING THE YEAR THE FOLLOWING             DATE OF    ACQUIRED    ACQUISITION  ASSETS ACQUIRED       PURCHASE
BUSINESSES WERE ACQUIRED:               ACQUISITION     %        $ MILLION      $ MILLION         CONSIDERATION
------------------------------------------------------------------------------------------------------------------
No material acquisitions were made
 during the year

33.     DISPOSAL OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

                                                      VOTING
                                                       SHARES    CONSIDERATION    NET TANGIBLE     PROFIT /(LOSS)
DURING THE YEAR THE FOLLOWING MATERIAL     DATE OF    DISPOSED      (CASH)      ASSETS DISPOSED     ON DISPOSAL
BUSINESSES WERE DISPOSED OF:              DISPOSAL       %        $ MILLION       $ MILLION         $ MILLION
------------------------------------------------------------------------------------------------------------------
Pacific Automotive                        31 Aug 01     100          238.7           247.9             (9.2)
Pacific Brands                            30 Nov 01     100          701.0           674.5             26.5

34.     RELATED PARTY DISCLOSURES

Ansell Limited is the parent entity of all those entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

Disclosures in respect of certain transactions with controlled entities and related parties and amounts paid to or received therefrom are as set out in the details below. Other transactions with related entities, which are eliminated on consolidation, include the lease of certain properties, the supply of materials and labour and the provision of both short and long term finance in the form of varying financial instruments, all of which are conducted on normal commercial terms and conditions.

The Directors of the Company during the year were:

        Edward D Tweddell     Peter L Barnes         Harry Boon
        Herbert J Elliott     Stanley P Gold         S Carolyn H Kay
        John T Ralph          Anthony B Daniels      Nuno A D'Aquino
        Robert J McLean       Ian E Webber

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

34.     RELATED PARTY DISCLOSURES (continued)

Details of transactions with these Directors or other Directors of other related entities (including entities deemed to be related to such Directors) and details of other related party transactions and amounts are set out in:

          Note 3 as to interest and dividends received from controlled entities.
          Note 4    as to interest paid to controlled entities.
          Note 12 as to amounts receivable from controlled entities and loans to Directors of entities in the consolidated entity.
          Note 18   as to amounts payable to controlled entities.
          Note 28 as to remuneration paid or payable to Directors of the Company and the allocation of those amounts to individual directors within the bands of $10,000.
          Note 29   as to agreements with certain Non-Executive Directors.

(a)     TRANSACTIONS WITH ASSOCIATED COMPANIES
The Company and the consolidated entity hold investments in associated companies as set out in Note 38. During the course of the year, the Company and the consolidated entity conducted financial transactions with these associated companies on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

                                                                CONSOLIDATED               THE COMPANY
$ IN MILLIONS                                             2002      2001      2000    2002      2001       2000
------------------------------------------------------------------------------------------------------------------
SALE OF GOODS AND SERVICES
    Car Parts Distribution Pty Ltd                         7.5      97.3      84.0       -         -         -
    South Pacific Tyres N.Z. Ltd.                            -       0.5       1.6       -         -         -
                                                       -----------------------------------------------------------
                                                           7.5      97.8      85.6       -         -         -
                                                       -----------------------------------------------------------
ROYALTY REVENUE
                                                       -----------------------------------------------------------
    South Pacific Tyres N.Z. Ltd.                          0.4       1.9       1.8       -         -         -
                                                       -----------------------------------------------------------

DIVIDEND REVENUE
    Pacific Marine Batteries Pty. Ltd.                       -         -         -     1.3       1.0         -
                                                       -----------------------------------------------------------
                                                             -         -         -     1.3       1.0         -
                                                       -----------------------------------------------------------
AGGREGATE CURRENT AMOUNTS RECEIVABLE/(1)/
    Car Parts Distribution Pty Ltd                           -       5.4      10.9       -         -         -
    South Pacific Tyres N.Z. Ltd.                            -         -       0.2       -         -         -
                                                       -----------------------------------------------------------
                                                             -       5.4      11.1       -         -         -
                                                       -----------------------------------------------------------

/(1)/   Amounts included within Trade Debtors and Other Amounts Receivable (Note
        12)

(b)     TRANSACTIONS WITH PARTNERSHIPS
The consolidated entity carries on a partnership with Goodyear in Australia and Papua New Guinea under the name of South Pacific Tyres. In addition the consolidated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture's share of Novare Asia Pacific. During the course of the year (and to 31 August 2001 in respect of Novare Asia Pacific), the Company and the consolidated entity conducted financial transactions with these partnerships on normal commercial terms and conditions being:

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

34.     RELATED PARTY DISCLOSURES (continued)

(b)     TRANSACTIONS WITH PARTNERSHIPS (continued)

                                                               CONSOLIDATED                  THE COMPANY
$ IN MILLIONS                                            2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------
SALE OF GOODS AND SERVICES
    Novare Asia Pacific                                      -       1.1         -         -       1.1         -
    South Pacific Tyres                                    1.3       6.6      18.8         -       6.6       8.4
                                                       -----------------------------------------------------------
                                                           1.3       7.7      18.8         -       7.7       8.4
                                                       -----------------------------------------------------------
PURCHASES OF GOODS AND SERVICES
    Novare Asia Pacific                                    5.5      54.2         -       3.4      52.7         -
    South Pacific Tyres                                      -       1.1       1.4         -       0.9       1.4
                                                       -----------------------------------------------------------
                                                           5.5      55.3       1.4       3.4      53.6       1.4
                                                       -----------------------------------------------------------
OTHER REVENUE
    South Pacific Tyres                                    2.5       0.8       0.3       2.0       0.8       0.1
                                                       -----------------------------------------------------------
OTHER EXPENSES
    South Pacific Tyres                                      -         -       0.1         -         -       0.1
                                                       -----------------------------------------------------------
AGGREGATE CURRENT AMOUNTS RECEIVABLE/(1)/
    South Pacific Tyres.                                     -         -       0.9         -         -       0.6
                                                       -----------------------------------------------------------
AGGREGATE NON-CURRENT AMOUNTS RECEIVABLE
    Novare Asia Pacific                                      -       3.0         -         -       3.0         -
    South Pacific Tyres                                   58.0      25.8         -      27.6      25.8         -
                                                       -----------------------------------------------------------
                                                          58.0      28.8         -      27.6      28.8         -
                                                       -----------------------------------------------------------
AGGREGATE CURRENT AMOUNTS PAYABLE/(2)/
    Novare Asia Pacific                                      -       4.7         -         -       4.5         -
    South Pacific Tyres                                      -       0.4       0.1         -       0.4       0.1
                                                       -----------------------------------------------------------
                                                             -       5.1       0.1         -       4.9       0.1
                                                       -----------------------------------------------------------

/(1)/   Amount included within Other Amounts Receivable (Note 12)
/(2)/   Amount included within Other creditors (Note 18)

LOANS
On 20 December 2000, the Company agreed to make available to the South Pacific Tyres partnership a loan for $56.3 million for a period of two years. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan.

During the year Goodyear repaid $30 million of its loan which was in turn on lent to South Pacific Tyres by a controlled entity.

Under the terms of the agreement with Goodyear containing put and call options providing the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership, the terms of the loans were extended for a period of four to five years.

Interest is charged at market rate and is payable quarterly in arrears. Interest brought to account by the Company in relation to this loan during the year:

                                                  CONSOLIDATED       THE COMPANY
$ IN MILLIONS                                         2002              2002
--------------------------------------------------------------------------------
Interest revenue                                      2.5               2.0

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2001 -$0.2 million; 2000 -$0.3 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

34.     RELATED PARTY DISCLOSURES (continued)

(c) TRANSACTIONS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES CONCERNING SHARES OR SHARE OPTIONS
The aggregate number of shares acquired(1) by Directors of the Company and their director-related entities in entities in the consolidated entity during the year ended 30 June 2002 was:

        The Company -6,160 fully paid ordinary shares (2001 - 5,515; 2000 -
Nil).

The aggregate number of shares and share options disposed of by Directors of the Company and their director-related entities in the Company was Nil (2001 - Nil; 2000 - Nil).

The aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Company and their director-related entities in the Company as at balance date were:

        24,478,677/(2)/ fully paid ordinary shares (2001 - 132,808; 2000 -
        123,293) Nil ordinary plan shares paid to five cents (2001 - Nil; 2000 - 42,000) 120,000 share options (2001 - Nil; 2000 - 1,200,000).

(1) The above reflects the position in the financial statements of the Company and upon consolidation of the controlled entities. It only includes shares acquired from or disposed to an entity in the consolidated entity.
(2) Includes 24,428,841 shares owned by Trefoil International III, SPRL. Mr S Gold has a non-beneficial indirect interest in these shares as he has a 10% economic interest in that entity, of which he is also a director.

As stated at Note 5 - Contributed Equity, a 1 for 5 share consolidation was effected during the year. The quantity of shares and share options disclosed above, for both the current year and prior years, are stated as post-share consolidation quantities.

(d)     OTHER TRANSACTIONS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES
In addition to the transactions referred to above, the consolidated entity entered into the following transactions with Directors and former Directors and their director-related entities. All transactions were on normal commercial terms and conditions except where otherwise stated:-

..       Pellen was a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop
        Holdings (Singapore) Pte. Ltd. A director-related entity of A. Pellen, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;
..       H. Ng is a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop
        Holdings (Singapore) Pte. Ltd. A director-related entity of H. Ng, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;
..       S. Bagaria is a Director of Ansell Kemwell Ltd. A director-related entity of S. Bagaria, North East Gas (P) Ltd. leased premises to Ansell Kemwell Ltd.;
..       J. Eady was a Director of Ambri Pty Ltd. A director-related entity of J.
        Eady, Eady Family Discretionary Trust provided management services to Ambri Pty. Ltd.

AGGREGATE AMOUNTS OF EACH OF THE ABOVE TYPES OF OTHER TRANSACTIONS WITH DIRECTORS AND THEIR DIRECTOR-RELATED ENTITIES WERE AS FOLLOWS:

                                                                 CONSOLIDATED                THE COMPANY
$ IN MILLIONS                                               2002     2001      2000      2002     2001      2000
-----------------------------------------------------------------------------------------------------------------
TRANSACTION TYPE
     Provision of management and consulting services        0.2       0.3       0.2       0.1       -         -
     Rent of premises received by Directors and their
     director-related entities                                -         -       0.4         -       -         -
     Sales of goods to Directors and their
     director-related entities                                -       0.2       1.0         -       -         -
     Provision of legal services                              -      13.2      11.9         -     0.7       1.7
                                                            -----------------------------------------------------
     Aggregate amounts payable to Directors and their
     director-related entities/(1)/
     Current                                                  -       2.1       1.9         -     0.2       0.1
                                                            -----------------------------------------------------

/(1)/   Amount included within Other Creditors (Note 18)

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

34.     RELATED PARTY DISCLOSURES (continued)

(d) Other Transactions of Directors and Director-Related Entities (continued) In addition to the transactions referred to above, transactions were entered into during the year with Directors of the Company and its controlled entities or with director-related entities which:

..       occurred within a normal employee customer or supplier relationship on terms and conditions no more favorable than those which it is reasonable to expect would have been adopted if dealing with the Director or director-related entity at arm's length in the same circumstances;
..       do not have the potential to affect adversely decisions about the allocation of scarce resources or the discharge of accountability of the Directors; and are trivial or domestic in nature;

include:

..       provision of company services which have been fully reimbursed;
..       minor purchases of goods at discount rates which are also available to other employees;
..       purchases of Company owned motor vehicles at a value or net return to the Company or the consolidated entity of written down value;
..       contracts of employment with relatives of Directors on either full time, casual or work experience basis on normal commercial terms and conditions.

35      EARNINGS PER SHARE

                                                                                             Consolidated
$ in millions                                                                          2002      2001      2000
----------------------------------------------------------------------------------------------------------------
Earnings Reconciliation
Net loss                                                                             (113.0)   (135.8)    (82.4)
Net loss attributable to outside equity interests                                       2.8       3.6       4.1
                                                                                    ----------------------------
Basic earnings                                                                       (115.8)   (139.4)    (86.5)
After tax effect of interest on convertible notes                                         -         -         -
                                                                                    ----------------------------
Diluted earnings                                                                     (115.8)   (139.4)    (86.5)
                                                                                    ----------------------------
Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share
Ordinary shares                                                                       186.9     194.0     206.5
Effect of executive share options on issue                                              0.7       1.2       1.6
                                                                                    ----------------------------
Number for diluted earnings per share                                                 187.6     195.2     208.1
                                                                                    ----------------------------

Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

The following Executive Share Options have not been included in the calculation of diluted EPS as they are not dilutive:

..       Issue date 11 December 1997: 207,000 options

CONVERSION, CALL, SUBSCRIPTION OR ISSUE AFTER 30 JUNE 2002
Refer to Note 5 for further information.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

36.     ENVIRONMENTAL MATTERS

In September 2000, the Company sold its worldwide GNB battery business to Exide Corporation ("Exide"). This transaction was effected by way of a series of stock and asset purchase agreements with various entities and divisions comprising the GNB business.

Under the sale agreements, Pacific Dunlop Holdings (USA) Inc ("PDH(USA)") made certain representations and gave certain warranties about the condition of the GNB facilities and the existence or non-existence of environmental liabilities in the GNB business and agreed to indemnify Exide against costs and expenses incurred as a result of breaches of the representations and warranties or the existence of environmental contamination at or around GNB facilities.

Liability for indemnities relating to warranties regarding the environmental condition of the GNB properties sold are contractually limited to the purchase price paid by Exide for GNB, while liabilities relating to unknown or undisclosed conditions on GNB properties sold that may give rise to environmental liabilities are contractually capped at US$40 million.

Although the representations and warranties were made by PDH(USA) and other Ansell entities around the world, to avoid multiple and confusing actions under the various agreements, it was agreed that Exide would have recourse for indemnification only against PDH(USA) in the United States.

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the consolidated entity has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

37.    PARTICULARS RELATING TO CONTROLLED ENTITIES

                                                                                          BENEFICIAL INTEREST
                                                                       COUNTRY OF        2002    2001    2000
PARTICULARS RELATING TO CONTROLLED ENTITIES                           INCORPORATION       %       %       %
--------------------------------------------------------------------------------------------------------------
Ansell Limited (formerly Pacific Dunlop Limited)                           Australia
   Ansell GmbH                                                             *Germany       100     100      100
   Ansell Healthcare Japan Co. Ltd. (formerly Pacific
    Dunlop Japan K.K.)                                                      *Japan        100     100      100
   Ativ Pac Pty. Ltd. (formerly Vita Pacific Pty. Ltd. )                   Australia      100     100      100
   BNG Battery Technologies Pty. Ltd. (formerly GNB Battery
    Technologies Ltd.)                                                     Australia      100     100      100
   Cliburn Investments Pty. Ltd.                                           Australia      100     100      100
   Dexboy International Pty. Ltd. (formerly Boydex International Pty.
    Ltd.)                                                                  Australia      100     100      100
   Corrvas Insurance Pty. Ltd.                                             Australia      100     100      100
   Dunlop Olympic Manufacturing Pty. Ltd.                                  Australia      100     100      100
   Duratray Pty. Ltd.                                                      Australia      100     100      100
   FGDP Pty. Ltd.                                                          Australia      100     100      100
     H.C. Sleigh Services Pty. Ltd.                                        Australia      100     100      100
     N Harvesters Pty. Ltd.                                                Australia      100     100      100
     PSL Industries Pty. Ltd.                                              Australia      100     100      100
   International Better Brands Pty Ltd                                     Australia      100     100      100
   Licknib Pty. Ltd. (formerly Niblick Pty. Ltd.)                          Australia      100     100      100
   Nucleus Ltd.                                                            Australia      100     100      100
     Lifetec Project Pty. Ltd. (formerly AMBRI Project Pty. Ltd.)          Australia      100     100      100
     Medical TPLC Pty. Ltd.                                                Australia      100     100      100
     N&T Pty. Ltd.                                                         Australia      100     100      100
       Nucleus Trading Pte. Ltd.                                          *Singapore      100     100      100
     THLD Ltd.                                                             Australia      100     100      100
       TNC Holdings Pte. Ltd.                                             *Singapore      100     100      100
       TPLC Pty. Ltd.                                                      Australia      100     100      100
          Societe de Management Financier S.A.                              *France       100     100      100
            TPLC S.A.                                                       *France       100     100      100
   Olympic General Products Pty. Ltd.                                      Australia      100     100      100
     Foamlite (Australia) Pty. Ltd.                                        Australia      100     100      100
   Pacific Distribution Properties Pty. Ltd. (formerly Pacific
    Distribution Properties Ltd.)                                          Australia      100     100      100
   Pacific Dunlop Finance Pty. Ltd.                                        Australia      100     100      100
   Pacific Dunlop Holdings (China) Co. Ltd.                                 *China        100     100      100
   Pacific Dunlop Holdings (N.Z.) Ltd.                                   *New Zealand     100     100      100
   Pacific Dunlop Linings Pty. Ltd.                                        Australia      100     100      100
   Pacific Dunlop Tyres Pty. Ltd.                                          Australia      100     100      100
   Pacific Dunlop (U.K.) Ltd.                                                 *UK         100     100      100
   P.D. Holdings Pty. Ltd.                                                 Australia      100     100      100
     P.D. International Pty. Ltd.                                          Australia      100     100      100
       Ansell Belgium Holdings SPRL N.V.                                   *Belgium       100     100        -
       Ansell Canada Inc.                                                   *Canada       100     100      100
       Llesna Healthcare Pty. Ltd. (formerly Ansell Healthcare Pty.
        Ltd.)                                                              Australia      100     100        -
       Ansell Italy Srl                                                      *Italy       100     100        -
       Ansell Kemwell Ltd. (formerly Kemwell International Ltd.)            *India       74.9    74.9     74.9
       Ansell Lanka (Pvt.) Ltd.                                           *Sri Lanka      100     100      100
       Ansell S.A.                                                          *France       100     100      100
       Ansell (Thailand) Ltd.                                              *Thailand      100     100      100
       Ansell Protective Products Europe N.V.                              *Belgium       100     100      100
       Medical Telectronics N.V.                                     *Netherlands Ant.    100     100      100
          Medical Telectronics Holding & Finance (Holland) B.V.          *Netherlands     100     100      100
       Mt Waverley Estates Pty. Ltd.                                       Australia      100     100      100
       Pacific Dunlop (Hong Kong) Limited.                                *Hong Kong      100       -        -
       PacDun (Singapore) Pte. Ltd. (formerly Pacific Dunlop
        Insurances Pte. Ltd.)                                             *Singapore      100     100      100
       Pacific Dunlop Investments (USA) Inc.                                 *USA         100     100      100
          Ansell Brazil LTDA                                                *Brazil       100     100        -
          Ansell Edmont Industrial de Mexico S.A. de C.V.                   *Mexico       100     100      100
          Ansell Perry de Mexico S.A. de C.V.                               *Mexico       100     100      100
          Commercializadora GNK S.A de C.V.                                 *Mexico       100     100      100

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

37.    PARTICULARS RELATING TO CONTROLLED ENTITIES (continued)

                                                                                          BENEFICIAL INTEREST
                                                                          COUNTRY OF     2002    2001    2000
PARTICULARS RELATING TO CONTROLLED ENTITIES                             INCORPORATION     %       %       %
----------------------------------------------------------------------------------------------------------------
          Golden Needles de Mexico S.A de C.V.                              *Mexico         100     100      100
          Pacific Dunlop Holdings (USA) Inc.                                 *USA           100     100      100
            Ansell Healthcare Products Inc. (formerly Ansell
             Incorporated)                                                   *USA           100     100      100
            Ansell Protective Products Inc. (formerly Ansell Edmont
             Industrial Inc.)                                                *USA           100     100      100
            Ansell Services Inc. (formerly Olex Cables USA Inc.)             *USA           100     100      100
            Pacific Chloride Inc.                                            *USA           100     100      100
          Pacific Dunlop Holdings Inc.                                       *USA           100     100      100
            Pacific Dunlop USA Inc.                                          *USA           100     100      100
            TPLC Holdings Inc.                                               *USA           100     100      100
              Accufix Research Institute Inc.                                *USA           100     100      100
              Cotac Corporation                                              *USA           100     100      100
          Pacific Dunlop Finance Company Inc.                                *USA           100     100      100
       Pacific Dunlop Holdings (Europe) Ltd. (formerly Pacific Dunlop
        (Holdings) Ltd.)                                                     *U.K.          100     100      100
          Ansell Glove Company Ltd.                                          *U.K.          100     100      100
            Golden Needles Knitting & Glove Co. Ltd.                         *U.K.          100     100      100
          Ansell UK Limited                                                  *U.K.          100     100      100
            Mates Vending Ltd.                                               *U.K.          100     100      100
       Pacific Dunlop Holdings (Singapore) Pte. Ltd.                      *Singapore        100     100      100
          JK Ansell Ltd.                                                    *India        (a)50   (a)50    (a)50
       P.D. Holdings (Malaysia) Sdn. Bhd.                                  *Malaysia        100     100      100
          Ansell Ambi Sdn. Bhd.                                            *Malaysia        100     100      100
          Ansell (Kedah) Sdn. Bhd.                                         *Malaysia        100     100      100
          Ansell (Kulim) Sdn. Bhd.                                         *Malaysia        100     100      100
          Ansell Malaysia Sdn. Bhd.                                        *Malaysia         75      75       75
          Ansell Medical Sdn. Bhd.                                         *Malaysia         75      75       75
          Ansell N.P. Sdn. Bhd.                                            *Malaysia         75      75       75
          Ansell Shah Alam Sdn. Bhd.                                       *Malaysia        100     100      100
       PDOCB Pty. Ltd.                                                     Australia        100     100      100
          Ansell Medical Products Pvt. Ltd.                                 *India          100     100      100
       Suretex Ltd.                                                        *Thailand        100     100      100
          Latex Investments Ltd.                                           Mauritius        100     100      100
            Suretex Prophylactics (India) Ltd.                              *India          100     100      100
          STX Prophylactics S.A. (Pty.) Ltd. (formerly GP Prophylactics
           S.A.)                                                          *Sth Africa       100     100      100
   PD Licensing Pty. Ltd. (formerly PD Licensing Ltd.)                     Australia        100     100      100
   PD Shared Services Pty. Ltd.                                            Australia        100     100      100
   PD Shared Services Holdings Pty. Ltd.                                   Australia        100       -        -
   Siteprints Pty. Ltd.                                                    Australia        100     100      100
     S.T.P. (Hong Kong) Ltd.                                              *Hong Kong        100     100      100
       Pacific Dunlop Holdings N.V.                                     *Netherlands Ant    100     100      100
          Pacific Dunlop (Netherlands) B.V.                              *Netherlands       100     100      100
   Textile Industrial Design & Engineering Pty. Ltd. (formerly Textile
    Industrial Design & Engineering Ltd)                                   Australia        100     100      100
   The Distribution Group Holdings Pty. Ltd. (formerly The Distribution
    Group Holdings Ltd.)                                                   Australia        100     100      100
     The Distribution Group Pty. Ltd. (formerly The Distribution Group
      Ltd.)                                                                Australia     (b)100  (b)100   (b)100
       Nwodhsa Enterprises (Wholesale) Pty. Ltd. (formerly Ashdown
        Enterprises (Wholesale) Pty. Ltd.)                                 Australia        100     100      100
       TDG Warehousing Pty. Ltd.                                           Australia        100     100      100
       The Distribution Trust                                              Australia        100     100      100
   Union Knitting Mills Pty. Ltd.                                          Australia        100     100      100
   Xelo Pty. Ltd. (formerly Olex Pty. Ltd.)                                Australia        100     100      100
     Xelo Sacof Pty. Ltd.(formerly Olex FocasPty. Ltd.)                    Australia        100     100      100

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

37.    PARTICULARS RELATING TO CONTROLLED ENTITIES (continued)

                                                                                          BENEFICIAL INTEREST
                                                                          COUNTRY OF     2002    2001    2000
CONTROLLED ENTITIES SOLD IN YEAR ENDED 30 JUNE 2002                      INCORPORATION    %       %       %
--------------------------------------------------------------------------------------------------------------
   AMBRI Pty. Ltd.                                                         Australia      100     100      100
   Bonds Industries Pty. Ltd. (formerly Bonds Industries Ltd.)             Australia      100     100      100
   Carparts Distribution Pty. Ltd.                                         Australia      100      50        -
   Dream Crafts Sdn. Bhd.                                                  *Malaysia       50      50       50
   Dream Products Sdn. Bhd.                                                *Malaysia       50      50       50
   Dreamland (Singapore) Pte. Ltd                                         *Singapore       50      50       50
   Dreamland Corporation (M) Sdn. Bhd.                                     *Malaysia       50      50       50
   Dreamland Spring Manufacturing Sdn. Bhd.                                *Malaysia       50      50       50
   Eurocoir Products Sdn. Bhd.                                             *Malaysia       50      50       50
   Grosby (China) Ltd.                                                    *Hong Kong      100     100      100
   P.T. Berlei Indonesia                                                  *Indonesia      100     100      100
   PACBRANDS USA Inc.                                                        *USA         100     100      100
   Pacific Brands (Fiji) Ltd. (formerly Luxafoam (Fiji) Ltd.)                *Fiji        100     100      100
   Pacific Brands (UK) Ltd. (formerly Nicks Sports & Leisure Footwear
    Ltd.)                                                                    *U.K.        100     100      100
   Pacific Dunlop Brands (Asia) Ltd. (formerly Shoe Talk Ltd.)            *Hong Kong      100     100      100
   Pacific Dunlop Holdings (Hong Kong) Ltd.                               *Hong Kong      100     100      100
   Pacific Dunlop Marketing (Hong Kong) Ltd.                              *Hong Kong       50      50       50
   PD Shared Services LSM Pty. Ltd.                                        Australia      100       -        -
   Pellias Pty. Ltd.                                                       Australia      100     100      100
   Restonic (M) Sdn. Bhd.                                                  *Malaysia       50      50       50
   Sleepmaker Sdn. Bhd.                                                    *Malaysia       50      50       50
CONTROLLED ENTITIES IN VOLUNTARY LIQUIDATION AT 30 JUNE 2002
--------------------------------------------------------------------------------------------------------------
   BNG Sub Pty. Pty. (formerly Australian Battery Co. (Aust.) Pty. Ltd.)   Australia      100     100      100
   F.J.'s Auto Plus Pty. Ltd. (formerly F.J.'s Auto Plus Ltd.)             Australia      100     100      100
   Gardenland Frozen Food Pty. Ltd.                                        Australia      100     100      100
   General Jones Pty. Ltd.                                                 Australia      100     100      100
   H.C. Sleigh Investments Pty. Ltd.                                       Australia      100     100      100
   Herbert Adams Holdings Pty. Ltd.                                        Australia      100     100      100
   Jetbase Pty. Ltd.                                                       Australia      100     100      100
   Lifetec R&D Pty. Ltd. (formerly AMBRI R & D Pty. Ltd.)                  Australia      100     100      100
   Maspas Pty. Ltd. (formerly Ausonics Pty. Ltd.)                          Australia      100     100      100
   Novare Partnership Pty. Ltd. (formerly Ateb Pty. Ltd.)                  Australia      100     100      100
   PA Furniture Pty. Ltd. (formerly Park Avenue Furniture Pty. Ltd.)       Australia      100     100      100
   Pacific Distribution Pty. Ltd.                                          Australia      100     100      100
   Pacific Dunlop Belting Pty. Ltd.                                        Australia      100     100      100
   Project (X92) Pty. Ltd.                                                 Australia      100     100      100
   Project Array Pty. Ltd.                                                 Australia      100     100      100
   Ocper Auto Parts Pty. Ltd. (formerly Repco Auto Parts Pty. Ltd.)        Australia      100     100      100
   Retsamttaw Ocla Pty. Ltd. (formerly Wattmaster Alco Pty. Ltd.)          Australia      100     100      100
   Robur Tea Company Pty. Ltd.                                             Australia      100     100      100
   Slumberland (Australia) Pty. Ltd.                                       Australia      100     100      100
   Softwood Towns Pty. Ltd.                                                Australia      100     100      100
   Sport Australia (Export) Pty. Ltd.                                      Australia      100     100      100
   Super Cycle Pty. Ltd.                                                   Australia      100     100      100
   TPLC Ltd.                                                                  *UK         100     100      100
   TPLC Medizinprodukte GmbH.                                              *Germany       100     100      100
   Xdds Pty. Ltd.                                                          Australia      100     100      100
   Kcilc Pty. Ltd. (formerly Click Pty. Ltd.)                              Australia      100     100      100

                                                                        PART III
ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

37.    PARTICULARS RELATING TO CONTROLLED ENTITIES (continued)

                                                                                          BENEFICIAL INTEREST
                                                                          COUNTRY OF     2002    2001    2000
CONTROLLED ENTITIES VOLUNTARILY LIQUIDATED DURING THE YEAR               INCORPORATION    %       %       %
--------------------------------------------------------------------------------------------------------------
   ACN  000 757 924 Pty. Ltd. (formerly Domedica)                          Australia      100     100      100
   Ansell Canada Holdings Inc.                                              *Canada       100     100        -
   Ansell France Holdings S.A.                                              *France       100     100        -
   Ansell Healthcare Holdings Sdn. Bhd.                                    *Malaysia      100     100        -
   Ansell Healthcare Inc.                                                    *USA         100     100        -
   Ansell Holdings (BVJ) Inc.                                                *USA         100     100        -
   Ansell International Holdings Inc.                                        *USA         100     100        -
   Ansell LUX Holdings S.A.                                               *Luxembourg     100     100        -
   Ansell MAT Holdings B.V.                                              *Netherlands     100     100        -
   Ansell Overseas Inc.                                                      *USA         100     100        -
   Ansell UK (Holdings) Ltd.                                                  *UK         100     100        -
   Dunlop Shelter Hong Kong Ltd.                                          *Hong Kong      100     100      100
   New Enpak Inc.                                                            *USA         100     100      100
   Pacific Dunlop Capital Inc.                                               *USA         100     100      100
   Pacific Dunlop Finance (Aust) Pty. Ltd.                                 Australia      100     100      100
   Pacific Dunlop Footwear Inc.                                              *USA         100     100      100
   Roberts Flooring (Malaysia) Sdn. Bhd.                                   *Malaysia      100     100      100
   Sleepmaker Europe S.A.R.L.                                               *France       100     100      100
   TPL Holdings Inc.                                                         *USA         100     100      100
   TPLC (Canada) Pty. Ltd.                                                  *Canada       100     100      100

* Controlled Entities incorporated outside Australia carry on business in those countries

(a)     Ansell Healthcare has day to day management control of this entity

(b) The trustee of The Distribution Trust is The Distribution Group Pty Ltd. The beneficiary of the trust is Ansell Limited

                                                                        PART III
ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

38.    INVESTMENTS IN ASSOCIATES

                                                                                             CONSOLIDATED
$ IN MILLIONS                                                                          2002      2001     2000
--------------------------------------------------------------------------------------------------------------
RESULTS OF ASSOCIATES
Share of associates' profit from ordinary activities before income tax                  2.7       5.0      4.7
Share of associates' income tax expense relating to profit from ordinary activities    (0.8)     (1.7)    (1.7)
--------------------------------------------------------------------------------------------------------------
Share of associates' net profit - as disclosed by associates                            1.9       3.3      3.0
SHARE OF POST ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES
RETAINED PROFITS
Share of associates' retained profits at the beginning of the financial year            8.5       6.2      5.0
Share of associates' net profit                                                         1.9       3.3      3.0
Dividends from associates                                                              (1.3)     (1.0)    (1.8)
Retained profits of Associates disposed of during the financial year and entity
 no longer equity accounted                                                            (9.2)        -        -
--------------------------------------------------------------------------------------------------------------
Share of associates' retained profits at the end of the financial year                 (0.1)      8.5      6.2
--------------------------------------------------------------------------------------------------------------
ASSET REVALUATION RESERVE
Share of associates' asset revaluation reserve at the beginning of the financial
 year                                                                                   0.9       0.9      0.9
Share of asset revaluation reserve of entity no longer equity accounted                (0.9)        -        -
--------------------------------------------------------------------------------------------------------------
Share of associates' asset revaluation reserve at the end of the financial year           -       0.9      0.9
--------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION RESERVE
Share of associates' foreign currency translation reserve at the beginning of the
 financial year                                                                         2.3       2.1      1.6
Share of foreign currency translation reserve of entity no longer equity accounted     (2.3)        -        -
Share of exchange fluctuations on assets and liabilities held in foreign currencies       -       0.2      0.5
--------------------------------------------------------------------------------------------------------------
Share of associates' foreign currency translation reserve at the end of the
 financial year                                                                           -       2.3      2.1
--------------------------------------------------------------------------------------------------------------
MOVEMENTS IN CARRYING VALUE OF INVESTMENTS
Carrying amount of investments in associates at the beginning of the financial year    33.3      19.0     17.3
Share of associates' net profit                                                         1.9       3.3      3.0
Dividends received from associates                                                     (1.3)     (1.0)    (1.8)
--------------------------------------------------------------------------------------------------------------
                                                                                       33.9      21.3     18.5
--------------------------------------------------------------------------------------------------------------
Share of movement in associates' foreign currency translation reserve                     -       0.2      0.5
Add carrying value of investment in associate acquired during the year                           11.8        -
Less carrying value of investment in associate disposed of during the financial
 year                                                                                  (0.8)        -        -
Less write-down and carrying value of investment no longer equity accounted           (19.8)        -        -
--------------------------------------------------------------------------------------------------------------
Carrying amount of investment in associates at the end of the financial year           13.3      33.3     19.0
--------------------------------------------------------------------------------------------------------------
COMMITMENTS
Share of associates' capital expenditure commitments contracted but not provided for and payable:
Within one year                                                                           -       1.8        -
--------------------------------------------------------------------------------------------------------------
                                                                                          -       1.8        -
--------------------------------------------------------------------------------------------------------------
SHARE OF ASSOCIATES' OPERATING LEASE COMMITMENTS PAYABLE:
Within one year                                                                         0.1       5.3      1.4
One year or later and no later than five years                                          0.1       8.8      3.2
Later than five years                                                                     -       0.5        -
---------------------------------------------------------------------------------------------------------------
                                                                                        0.2      14.6      4.6
---------------------------------------------------------------------------------------------------------------

CONTINGENT LIABILITIES
There are no material contingent liabilities in respect of associates at 30 June 2002

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

38.    INVESTMENTS IN ASSOCIATES (continued)

Details of investments in associates are as follows:

                                                                    CONSOLIDATED                 CONSOLIDATED
                                                                      OWNERSHIP                   INVESTMENT
                                                                      INTEREST                  CARRYING AMOUNT
                                      PRINCIPAL     BALANCE   2002      2001     2000      2002      2001      2000
NAME                                 ACTIVITIES      DATE      %         %        %      $ MILLION $ MILLION $ MILLION
----------------------------------------------------------------------------------------------------------------------
South Pacific Tyres N.Z. Ltd./(1)/  Manufacturing   30 June    50        50       50           -      18.7      16.7
Pacific Marine Batteries Pty.
 Ltd.                               Manufacturing   30 June    50        50       50         2.7       2.0       1.5
BT Equipment Pty Ltd                Manufacturing   30 June    45        45        -        10.6      11.8         -
Car Parts Distribution Pty Ltd      Manufacturing   30 June     -        50       50           -       0.8       0.8
--------------------------------------------------------------------------------------------------------------------
                                                                                            13.3      33.3      19.0
====================================================================================================================

Dividends received from associates for the year ended 30 June 2002 by the Company amounted to $1.3 million (2001 -$1.0 million; 2000 - Nil).

/(1)/ Effective 1 July 2001, Ansell Limited discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. Refer to Note 2 - Change in Accounting Policy.

SUMMARY OF PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES

                                                                                             CONSOLIDATED
$ IN MILLIONS                                                                          2002      2001      2000
---------------------------------------------------------------------------------------------------------------
THE CONSOLIDATED ENTITY'S SHARE OF AGGREGATE ASSETS,
LIABILITIES AND PROFITS OF ASSOCIATES ARE AS FOLLOWS:
Net profit -as reported by associates                                                   1.9       3.3       3.0
Current assets                                                                         24.0      61.6      45.5
Non-current assets                                                                      4.7      22.8      21.8
                                                                                 ------------------------------
Total assets                                                                           28.7      84.4      67.3
                                                                                 ------------------------------
Current liabilities                                                                    15.2      42.3      34.5
Non-current liabilities                                                                 0.2      10.8      15.8
                                                                                 ------------------------------
Total liabilities                                                                      15.4      53.1      50.3
                                                                                 ------------------------------
Net assets -as reported by associates                                                  13.3      31.3      17.0
                                                                                 ------------------------------
Adjustments arising from equity accounting
Preference Share adjustment                                                             -         2.0       2.0
---------------------------------------------------------------------------------------------------------------
Net assets - equity adjusted                                                           13.3      33.3      19.0
===============================================================================================================

39.    MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Australian generally accepted accounting principles (AGAAP) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders' equity as at 30 June 2002, 2001, and 2000 and operating profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the three year period ended 30 June 2002, to the extent quantified below. A description of the material differences between AGAAP, as followed by Ansell Limited, and US GAAP are as follows:

(a)    PROPERTY, PLANT AND EQUIPMENT
Certain property, plant and equipment has been revalued by Ansell Limited at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. These adjustments eliminate this effect.

The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and revaluation reserves applicable to assets sold are reported as Income.

In March 1995, the United States Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and if so, to measure the impairment.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(a)  PROPERTY, PLANT AND EQUIPMENT (continued)
If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognised; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognised.

Measurement of an impairment loss is based on the fair value of the asset. SFAS 121 also generally requires long-lived assets and certain identifiable intangibles to be disposed of, to be reported at the lower of the carrying value or fair value less cost to sell. The Company adopted SFAS 121 for the Group's 1997 fiscal year end. An adjustment of $11.5 million was made at 30 June 1998 (following an assessment of the fair values of properties at 31 December 1997) to reflect the total amount by which certain properties were revalued below their depreciated historical cost. Subsequent to 30 June 1998, properties have been sold which had previously been revalued below depreciated historical cost by $7.4 million. Therefore, the adjustment has been reduced to $4.1 million as at 30 June 2002 ($8.0 million as at 30 June 2000 and 30 June 2001).

(b)  MINORITY INTERESTS
Minority interests are included as part of total Shareholders Equity under AGAAP. The reconciliation to US GAAP in Note 40 has excluded these from Shareholders' Equity consistent with US GAAP treatment.

(c)  PROVISIONS
The term "provisions" is used in AGAAP to designate accrued expenses with no definitive payment date. Classification between current and non-current is generally based on management assessments, as subject to audit.

For AGAAP purposes dividends declared by the Company are provided for in the financial statements at year end if declaration date is prior to financial statements being signed. For US GAAP these amounts provided are added back to shareholders' equity where declaration has not occurred within the financial year.

Included within the result for AGAAP are amounts charged to income in respect of future costs associated with rationalisation and restructuring within existing business segments (provision for rationalisation and restructuring costs). Any plans to reorganise or exit a business are approved by the Board of Directors.

Once committed to, accruals are made for the estimated costs associated with the reorganisation or exit. The US GAAP criteria for accruing costs associated with business restructure are fundamentally consistent with those of AGAAP but do contain certain very specific qualifying criteria. Where these criteria are not satisfied an adjustment to earnings is included in the reconciliation to US GAAP.

(d)  EXECUTIVE SHARE PLAN AND OPTIONS
Company executives participated in an executive share plan scheme which allowed them to purchase allocated shares at $2.50 per share, or in respect of approximately 35% of the shares, at $10.00 per share. Shares issued under the plan are not listed, cannot be traded and do not rank for dividends until the above amounts have been paid. The determined compensation expense in respect of the partly paid shares had been fully amortised as at 30 June 1996, and no further shares have been issued.

The Company has adopted, for financial years ending after 30 June 1997, the provision of SFAS 123 to determine compensation cost in respect of options. No options have actually been exercised.

Loans granted to employees in respect of the Employee Plan are classified as a reduction of Shareholders' Equity for US GAAP purposes. Such loans are classified as an asset for Australian GAAP.

(e)  EARNINGS PER SHARE
Under Australian GAAP earnings per share is calculated by dividing operating profit after tax, minority shareholders interest and any preference dividend by the weighted average number of shares on issue for the year. Methods of computing Earnings per Share in accordance with US GAAP are documented in SFAS
128. Earnings per Share computations recognise the effect of all bonus issues (stock splits) and bonus elements of rights issues made up to 30 June 2002, and also give effect to the stock consolidation (reverse split) approved by shareholders in April 2002.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(f)  PENSION PLANS
The Company and its controlled entities are party to 10 pension plans worldwide, principally established by trust deed, covering substantially all of their employees. Of the pension plans within the Group, only one plan, being the Pacific Dunlop Superannuation Fund, has been considered material for the year ended 30 June 2002. The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the above funds and the material fund aspects are as detailed in Note 24. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

A detailed level of reporting in respect of pension plans is not presently required by AGAAP. Under AGAAP the contributions to the various pension plans are recorded as an expense in the income statement. The disclosure requirements of Statement of Financial Accounting Standards No. 87 and No. 132 (SFAS 87, SFAS
132) have been included in these financial statements. The Group reports pension plans aggregated where allowed by SFAS 87. Additionally, an adjustment is made to recognise the measurement principles of SFAS 87 in determining net income and shareholders' equity under US GAAP.

(g)  STATEMENT OF CASH FLOWS
Profit from operations determined under AGAAP differs in certain respects from the amount determined in accordance with US GAAP. A reconciliation of US GAAP profits to Cash Flows from operations is provided.

Under AGAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts or restricted deposits.

(h)  INCOME TAXES
Accounting under AGAAP is under the liability method, and is equivalent in all material respects to Statement of Financial Accounting Standards No. 109 (SFAS
109). For each tax jurisdiction, after reclassification of deferred tax liabilities (net of deferred tax assets arising from timing differences) the net tax asset meets the criteria set out in SFAS 109. There have been no variations in the application of the qualifying criteria under US GAAP and AGAAP.

Valuation allowances of approximately $455.1 million (2001 - $461.8 million; 2000 - $197.8 million) in respect of operating losses and $331.3 million of capital losses (2001 - $242.5 million; 2000 - $42.5 million) have been recorded against available deferred tax assets. Reversal of these valuation allowances and the realisation of the unrecorded assets is dependent upon obtaining qualifying assessable income in the relevant tax jurisdictions.

At 30 June 2002 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have been brought to account are as follows - in respect of financial years ending on 30 June;

                                          A$
                       YEAR             MILLION
                       2005               33.6
                       2006                1.5
                       2007                1.8
                       2010                2.5

Additionally, certain deferred tax assets have been brought to account in respect of losses which have no prescribed expiry date.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(i)  ACCOUNTING FOR GOODWILL
Shares in controlled entities are valued on acquisition at the holding company's cost. Any difference between the fair value of net assets and cost is recognised as an asset. Under AGAAP, goodwill is amortised on a straight line basis over varying periods not exceeding 20 years. Although the benefits from the goodwill acquired may exceed 20 years the goodwill is written off over periods not exceeding 20 years to comply with AGAAP.

In 1989 and prior years, for AGAAP, goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated and is being amortised. For US GAAP, where the useful life is considered to be 20 years or longer, the Group has adopted the method of straight-line amortisation over a maximum of 40 years. The unamortised balance of goodwill is reviewed semi-annually and any material diminution in value is charged to the Statement of Financial Performance. Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale (refer to Note 39(p) for recent changes under US GAAP).

(j)  BRAND NAMES
Brand names acquired since 1 July 1990, are recorded in the accounts at cost based on independent valuation. No amortisation has been charged on these assets under Australian GAAP as no event has occurred to cause a reduction in the values or limit their useful lives.

For US GAAP purposes and for purposes of this reconciliation, brand names are, effective 1 July 1994 amortised over a period of 40 years using the straight line method. Brand names attributable to sold businesses are brought to account in determining the gain or loss on sale (refer to Note 39(p) for recent changes under US GAAP).

(k)  HEDGING OF ANTICIPATED TRANSACTIONS
Included within Note 27 is detail of amounts deferred related to hedging of anticipated exposures. For US GAAP purposes certain of these transactions (primarily related to forward exchange contracts) do not qualify as hedges as they relate to anticipated transactions. These amounts are adjusted in determining US GAAP income. The amount adjusted, by decreasing US GAAP net income by $1.3 million (2001 - $1.1 million decrease; 2000 - $1.4 million decrease), is in respect of forward contracts hedging future foreign currency sales of product. The contracts are related to budgeted sales and are not in relation to firm commitments.

(l)  DISCONTINUED OPERATION
Under AGAAP a business or segment is included as discontinued upon completion of the transaction, whereas US GAAP presentation as discontinued is determined in accordance with APB 30 or subsequent to July 1 2002, in accordance with SFAS
144. These standards basically require presentation as discontinued at the measurement date, which will generally pre-date completion.

Sales revenue under US GAAP as disclosed in Note 40 and in Item 3A - Selected Financial Data represents the sales revenue for the periods shown of the continuing Ansell Healthcare operations.

Certain retained liabilities relating to Accufix Pacing Lead related expenses are reported in Note 20 to the financial statements as a current provision of $18.6 million. As set out in Note 26 to the financial statements the expected outcome of the material litigation actions outstanding in respect of the Medical Products Group have been provided for.

Certain deferred tax assets previously reported in respect of the results of the Medical Products Group were written off in 1996, and income tax benefits attributable to the losses from operations and loss from sale have not been brought to account as recovery is not, at this time, considered to be more likely than not.

(m)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Financial Accounting Standards Board ("FASB") issued then subsequently amended, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which became effective for Ansell Limited on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the balance sheet at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognised in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in operating earnings as it occurs.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(m)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (continued)
The nature of Ansell Limited's business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, currency exchange rates, and commodity prices. Ansell Limited uses derivative financial instruments to mitigate or eliminate certain of those risks. All derivatives are recognised on the balance sheet at their fair value. On the date the derivative is entered into, Ansell Limited designates the derivative as either a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge) or of the variability of cash flows to be paid or received related to a recognised asset, liability or forecasted transaction (cash flow hedge).

Hedges of future cash flows
The ineffective portion of the changes in cash flow values of hedge positions reported in the current period amounts to nil (2001 - loss of $0.3 million before income taxes). There is no portion of any derivative instruments excluded from the assessment of hedge effectiveness.

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges and will be released to earnings as the hedged items mature. During the period, no amount was reclassified from OCI and realised in earnings due to the discontinuation of cash flow hedges. During the next 12 month period ending 30 June 2003, no amounts will be reclassified to earnings as a result of hedged items maturing.

At 30 June 2002, the maximum term of derivative instruments that hedge forecasted transactions was 49 months.

Hedges of recognised assets, liabilities and firm commitments
All fair value hedges have been assessed for their effectiveness in accordance with SFAS 133 guidelines. A gain of $1.8 million (2001 - loss of $2.7 million), before income taxes, which was recognised in 'other expenses' related to the change in fair value of fair value hedges and associated hedged item.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

                                                                     $ MILLIONS
     Opening balance of accumulated net loss on cash flow hedges           (2.5)
     Net gain / (loss) on cash flow hedges                                (12.0)
     Add reclassification adjustments to earnings                           0.8
                                                                     ----------
     Closing balance of accumulated net loss on cash flow hedges          (13.7)
                                                                     ==========

(n)  INVESTMENTS
For US GAAP purposes investments held in publicly listed companies have been marked-to-market in accordance with SFAS No 115 "Accounting for Certain Investments in Debt and Equity Securities" with the difference from cost reflected in Comprehensive Income. Under A GAAP investments are carried at cost.

Accounting for the Investment in South Pacific Tyres (SPT)
The accounting for the investment in SPT under AGAAP is detailed in Note 2 to the Financial Statements.

For US GAAP purposes the existing provisions contained within the amended partnership agreement - notwithstanding the substance of the revised arrangements and actual process in respect of the operational control of SPT, which has ultimately determined the AGAAP treatment - continue to provide the company with the legal ability to significantly influence the partnership.

Accordingly, equity accounting is applied for the purpose of reporting in accordance with the requirements under US GAAP. There are no material differences between AGAAP and US GAAP within the partnership's financial statements.

(o)  REVENUE RECOGNITION
Under AGAAP, interest revenue and proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the basis of the assets sold is included in expenses. Under US GAAP, interest revenue is classified as other income and the difference between the sale proceeds and the basis of the assets sold would be presented as a net gain or loss and included in the determination of operating income.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(p)  RECENT CHANGES IN US GAAP
In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2002. Statement 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

Statement 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Any recognised intangible assets determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. An estimate of the expected impact on the adoption of SFAS No. 142 will approximate the current year's US GAAP amortisation of :
                                                                     $ MILLIONS
       Goodwill                                                            18.9
       Brand names                                                          4.5
                                                                     ----------
                                                                           23.4
                                                                     ==========

Brand names of the Company have been determined to have indefinite useful lives. Refer to Note 1 to the Financial Statements.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. SFAS No. 143 will be effective for the Group as of 1 July 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principles Board Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in an income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

39.  MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (continued)

(p)  RECENT CHANGES IN US GAAP (continued)
In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur. SFAS No. 144 will be effective for the Group as of 1 July 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the Group in the fiscal year beginning 1 July 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination or (2) disposal activity within the scope of SFAS No. 144.

These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after 31 December 2002, the effect of adopting this statement cannot be determined.

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

                                                                                                CONSOLIDATED
$ IN MILLIONS                                                                        2002           2001           2000
-------------------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENT (FOR YEARS ENDED 30 JUNE)
Net loss of the consolidated entity per Australian GAAP                              (113.0)        (135.8)         (82.4)
Less interest of outside equity holders                                                 2.8            3.6            4.1
                                                                                    -------------------------------------
Net loss attributable to members                                                     (115.8)        (139.4)         (86.5)
Adjustments required to accord with US GAAP:
     add/(deduct):                                                                    (67.8)         (55.6)          44.7
-------------------------------------------------------------------------------------------------------------------------
Loss according to U.S. GAAP                                                          (183.6)        (195.0)         (41.8)
-------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares per basic EPS calculations (millions)               186.9          194.0          206.5
Weighted average number of Executive shares (millions)                                  0.6            0.5            0.5
                                                                                    -------------------------------------
Weighted average number of shares per diluted EPS calculations (millions)             187.5          194.5          207.0
Continuing Operations
  Loss from continuing operations
    Before income tax                                                                 (48.2)         (75.8)         (28.4)
    Income tax expense                                                                (26.9)        (147.2)          (2.6)
Discontinued Operations
  Income/loss from discontinued operations
    Before income tax /(1)/                                                           (89.0)          63.1           34.9
    Income tax expense                                                                (19.5)         (35.1)         (45.7)
                                                                                    -------------------------------------
Net loss per US GAAP                                                                 (183.6)        (195.0)         (41.8)
                                                                                    -------------------------------------
Earnings per share -basic and diluted (Australian Cents)
    Continuing operations  -basic                                                       (40)Cent      (115)Cent       (15)Cent
                           -diluted                                                     (40)Cent      (115)Cent       (15)Cent
    Discontinued operations-basic                                                       (58)Cent        14Cent         (5)Cent
                           -diluted                                                     (58)Cent        14Cent         (5)Cent
CONDENSED US GAAP CONSOLIDATED STATEMENT OF INCOME DATA
    EXCLUDING DISCONTINUED OPERATIONS
    Sales Revenue                                                                   1,414.2        1,412.2        1,172.7
    Total costs and expenses                                                        1,407.7        1,388.6        1,098.6
    Net interest expense                                                               54.7           99.4          102.5
    Tax expense                                                                        26.9          147.2            2.6
-------------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                                                       (75.1)        (223.0)         (31.0)
/(1)/  Includes net gain on disposal of businesses and controlled entities             25.7          155.2            -

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (continued)

                                                                                            CONSOLIDATED
$ IN MILLIONS                                                                         2002      2001      2000
------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES PER AUSTRALIAN GAAP
FINANCIAL STATEMENTS TO PROFIT AFTER TAX  UNDER US GAAP
Net Cash Provided by Operating Activities                                             113.1     226.6      190.3
Write-down of non-current assets                                                     (144.5)        -     (160.0)
Depreciation                                                                          (50.1)    (89.9)    (142.5)
Amortisation                                                                          (24.3)    (40.1)     (45.6)
Provision for doubtful debts                                                            2.9      (7.9)      (7.3)
Write down of FITB                                                                    (15.2)   (158.5)         -
Repco goodwill and brandnames written off                                                 -     (97.7)         -
Share of net (loss)/gain of associate and joint venture entities                      (60.1)    (44.3)      (1.9)
Items classified as financing activities:
         Interest Received                                                             15.5      44.9       47.4
         Interest Paid                                                                (70.2)   (144.3)    (149.5)
Change in assets and liabilities net of effect from acquisition and disposals of subsidiaries and businesses:
     (Decrease)/Increase in trade debtors                                               0.3     176.5     (215.7)
     (Decrease)/Increase in inventories                                               (39.4)     13.8     (129.2)
     (Decrease)/Increase in prepaid expenses                                            2.4     (19.2)     (17.3)
     (Decrease)/Increase in deferred expenditure                                       (4.3)      4.2       16.8
     (Increase)/Decrease in creditors and bills payable                               (78.3)    (52.2)     118.6
     Decrease in lease liabilities, provisions, and other liabilities                 187.9      98.3      205.2
     (Increase)/Decrease in provision for deferred income tax                          (2.3)     (1.0)      47.6
     Increase/(Decrease) in future income tax benefit                                 (24.7)      6.0       (8.4)
     (Increase)/Decrease in provision for income tax                                    8.5      (1.2)      (8.0)
     (Decrease)/Increase in GNB net operating assets held for sale                        -    (182.3)     182.3
(Loss)/Gain on sale of investments, properties, plant and equipment                    (5.6)     (4.6)       4.2
Gain/(loss) on sale of subsidiaries and businesses                                     27.2     154.7       (4.5)
Outside equity interest in loss/(profit) for the year                                  (2.8)     (3.6)      (4.1)
Goodwill written off                                                                      -     (35.3)         -
Other                                                                                 (19.6)    (37.9)      39.8
------------------------------------------------------------------------------------------------------------------
Loss after tax                                                                       (183.6)   (195.0)     (41.8)
------------------------------------------------------------------------------------------------------------------

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (continued)

                                                                                             CONSOLIDATED
$ IN MILLIONS                                                              NOTE         2002      2001      2000
-----------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO REFLECT U.S. GAAP
Add/(Deduct): Reduced goodwill amortization charge as a result of
               differences in useful lives                                 39(i)        12.7       18.5      14.1
              Amortization of goodwill capitalised for US GAAP             39(i)
               purposes only                                                            (2.4)      (3.7)     (4.1)
              Amortization of brand names capitalized                      39(j)        (4.5)      (5.3)     (5.3)
              Amortization of compensation component of executive          39(d)
               share plan and options                                                    1.9          -      (0.8)
              Pension Plans /(1)/                                          39(f)         5.4      (12.3)      7.1
              Income tax (expense)/benefit                                              (1.9)       4.3      (2.5)
              Depreciation of asset increment included in                  39(a)
               depreciation charge                                                       0.2        0.3       0.4
              Revaluation of asset increment realized on sale of
               controlled entities and businesses                          39(a)        20.5          -       1.9
              Net hedge (losses)/gains (brought to account)/
               deferred for Australian GAAP                                39(k)        (1.9)      (1.7)     (2.2)
              Income tax benefit                                                         0.6        0.6       0.8
              Rationalization and restructuring provision                  39(c)       (30.0)     (17.8)     51.2
              Income tax (expense)/benefit                                               8.1        6.0     (18.4)
              Goodwill capitalised for US GAAP purposes written off
               on sale of controlled entities and businesses               39(i)       (34.5)     (41.7)        -
              Write back of US GAAP amortisation of brandnames on
               sale of controlled entities and businesses                  39(j)        15.5        6.4         -
              Net change in fair value hedges, hedged items and cash
               flow hedges                                                 39(m)         2.6       (4.9)        -
              Income tax (expense)/benefit                                              (0.8)       1.7         -
              Equity accounted loss of South Pacific Tyres                 39(n)       (62.0)         -         -
              Income tax benefit                                                        14.6          -         -
              Valuation adjustment for above income tax
               (benefit)/expense amounts                                               (11.9)      (6.0)      2.5
                                                                                   ------------------------------
                                                                                       (67.8)     (55.6)     44.7
                                                                                   ------------------------------
Shareholders' Equity of the Group as at 30th June                                      876.0    1,066.2   1,499.9
Deduct:       Outside equity interests                                     39(b)       (13.7)     (19.8)    (17.5)
------------------------------------------------------------------------------------------------------------------
Shareholders' Equity attributable to Ansell Limited                                    862.3    1,046.4   1,482.4
------------------------------------------------------------------------------------------------------------------
ADJUSTMENTS REQUIRED TO ACCORD WITH U.S. GAAP:
Add/(Deduct): Goodwill not capitalized for Australian GAAP - net of amortization and amortization adjustments on
               Australian GAAP goodwill                                    39(h)       123.7      155.6     175.1
              Amortization of brand names - cumulative                     39(j)       (26.1)     (40.1)    (39.5)
              Pension Plans                                                39(f)         6.2        0.8      13.2
              Dividends                                                    39(c)           -          -      31.0
              Hedging adjustments - after tax                              39(k)        (0.3)       1.0       2.0
              Reserves attributable to Asset Revaluation                   39(a)       (20.2)     (29.3)    (43.4)
              Rationalization and Restructuring provisions                 39(c)           -       21.9      32.8
              Depreciation charged on Revaluation increments               39(a)        12.6       12.4      12.1
              Loans outstanding under ownership based remuneration
               scheme                                                      39(d)        (4.3)      (8.6)     (9.9)
              Net change in fair value hedges, hedged items and cash
               flow hedges                                                 39(m)        (2.3)      (4.9)        -
              Net gains/(losses) on cash flow hedges residing in
               Comprehensive Income                                        39(m)       (13.7)      (1.6)        -
              Gain on equity securities residing in comprehensive                                     -         -
               income                                                      39(n)         1.0
              Equity accounted loss of South Pacific Tyres                 39(n)       (62.0)         -         -
                                                                                   ------------------------------
Total Adjustments                                                                       14.6      107.2     173.4
                                                                                   ------------------------------
Ansell Limited Shareholders' Equity according to U.S. GAAP (including
 Comprehensive Income)                                                                 876.9    1,153.6   1,655.8
------------------------------------------------------------------------------------------------------------------
Note: All US GAAP adjustments are in respect of 100% owned operations
STATEMENT OF COMPREHENSIVE INCOME:
Net loss per U.S. GAAP                                                                (121.6)    (195.0)    (41.8)
Foreign Currency Translation Reserve:
         Movement per A GAAP                                                           (69.6)     (73.0)     61.3
         Movement per U.S. GAAP                                                         (4.5)       5.2       1.6
Net loss on cash flow hedges                                                           (12.1)      (1.6)        -
Gain on equity securities                                                                1.0          -         -
------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                                  (206.8)    (264.4)     21.1
==================================================================================================================

/(1)/ Pension Plans - includes curtailment gains of $6.1 million, $3.3 million and $4.4 million for 2002, 2001 and 2000 respectively, resulting from the sale of businesses.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (continued)

                                                                           2002       2001            2000
                                                                          MAJOR      MAJOR      MAJOR
                                                                       AUSTRALIAN AUSTRALIAN AUSTRALIAN
$ IN MILLIONS                                                             FUNDS      FUNDS      FUNDS    GNB INC./(1)/
------------------------------------------------------------------------------------------------------------------
Pension Plan data supporting Note 39(f)
Plan's funded status at 30 June is summarised as follows:
     Actuarial present value of accumulated obligations:
     . Vested                                                              222.5      458.1      520.0     180.0
     . Non Vested                                                            0.8        1.7        1.8      15.6
     Total accumulated benefit obligation                                  223.3      459.8      521.8     195.6

     Projected benefit obligation                                          225.1      464.1      525.6     207.9
     Plan assets at fair value                                             237.6      506.0      604.9     227.6

     Excess of assets over benefit obligations                              12.5       41.9       79.3      19.7

     Unrecognised net (gain)                                                (4.1)     (37.1)     (56.6)    (45.0)
     Unrecognised prior service costs                                        -          -          -        12.6
     Unrecognised net transition obligation/(asset) and other
      deferrals                                                             (2.3)      (7.1)      (9.5)      1.1
     Net Pension (Liability)/Asset                                           6.1       (2.3)      13.2     (11.6)

NET PENSION COST
Defined Benefit Plans:
     Service cost-benefits earned during the year                           22.8       39.8       44.2       6.7
     Interest cost on projected benefit obligation                          26.0       35.4       31.5      15.5
     Actual return on plan assets                                          (35.4)     (45.3)     (88.1)    (22.2)
     Net amortisation and deferral                                          (2.2)      (5.7)      43.0       2.3
Net Pension Cost of Defined Benefit Plans                                   11.2       24.2       30.6       2.3

ASSUMPTIONS
Weighted average discount rate                                               6.0%       6.0%       6.0%      7.0%
Rate of increase in compensation level                                       3.5%       3.5%       3.5%      5.0%
Expected long term rate of return                                            7.0%       7.5%       7.5%     11.0%

CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year                          464.1      525.6      482.1     203.3
Service cost                                                                22.8       39.8       44.2       6.7
Interest cost                                                               26.0       36.6       55.7      15.5
Transfers from/(to) other funds                                              4.2        7.4       (0.3)      -
Member contributions                                                         5.4        8.2       12.5       -
Actuarial (gain)/loss                                                      (27.8)      16.9        5.4     (29.7)
Plan Amendments                                                              -          -          -         2.0
Benefits paid                                                             (266.4)    (166.9)     (67.3)    (10.8)
Expenses and tax paid                                                       (3.2)      (3.5)      (6.7)      -
Foreign currency exchange rate changes                                       -          -          -        20.9
Projected Benefit Obligation at end of year                                225.1      464.1      525.6     207.9

CHANGE IN PLAN ASSETS
Market value of assets at beginning of year                                506.0      604.9      545.4     204.9
Adjustment to fair value at beginning of the year                          (10.6)       -          -         -
Member/Employer Contributions                                               15.8       18.8       45.7       -
Transfers from other funds                                                   4.3        7.4       (0.3)      -
Benefits paid                                                             (266.4)    (166.9)     (67.3)    (10.8)
Expenses and tax paid                                                       (3.2)      (3.5)      (6.7)      -
Actual return on plan assets                                                (8.3)      45.3       88.1      12.8
Foreign currency exchange rate changes                                       -          -          -        20.7
Market value of assets at end of year                                      237.6      506.0      604.9     227.6

/(1)/ Amounts relating to the GNB Inc. pension plan were transferred to Exide on the sale of GNB.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (continued)

INFORMATION FOR UNITED STATES INVESTORS

                                                                                            CONSOLIDATED
$ IN MILLIONS                                                                         2002      2001      2000
------------------------------------------------------------------------------------------------------------------
PROCEEDS RECEIVED FROM THE SALE OF BUSINESSES AND INVESTMENTS PER NOTE 3
..   Pacific Automotive business                                                       238.7
..   Pacific Brands business                                                           701.0
..   GNB Battery business                                                                        692.0
..   Electrical Distribution business                                                            341.6
..   Other minor businesses                                                                       16.3      11.6
                                                                                    ------------------------------
                                                                                      939.7   1,049.9      11.6
                                                                                    ------------------------------

MATERIAL WRITE-DOWN OF ASSETS PER INDUSTRY SEGMENTS
..   Exide Receivable/Investment /(i)/                                                 (99.9)
    As a result of Exide Inc filing for chapter 11 bankruptcy protection and subsequent demise of Exide Inc's share price the company has fully written off its investment in and all amounts receivable from Exide Inc.
..   Ansell Healthcare fixed assets /(ii)/                                             (63.1)
    Following the announcement to close Ansell Healthcare's manufacturing facility in Troy, Alabama the company has written down the value of plant and equipment at the site to estimated recoverable value. In addition, certain other values attributed to land & buildings within the USA have been written down to independently appraised values.
..   Other(iii)                                                                        (13.5)
    Represents the write-down of various assets to recoverable amount as determined by the company.
..   Automotive Distribution Business /(i)/                                                      (97.7)
    Following the announcement to sell the Automotive Distribution business the assets were written down to the estimated sales proceeds.
..   GNB Battery Assets /(i)/                                                                             (160.0)
    Additional write-down in respect of the GNB Battery assets was required in order to achieve a contract outcome in respect of the sale of the GNB Battery operations to Exide Inc.

(i)    Included within Income/Loss from discontinued operations
(ii)   Included within Loss from continuing operations
(iii) Of this amount $3.6m is included within loss from continuing operations and $9.9m included within Income/Loss from discontinued operations.

US GAAP EQUITY ROLLFORWARD /(1)/
Opening Balance US GAAP equity                                                      1,153.6   1,655.8   1,786.5

US GAAP Loss                                                                         (121.6)   (195.0)    (41.8)
Proceeds from issue of shares                                                           1.2       2.5       1.3
Dividends                                                                                       (77.6)   (144.5)
Share buy back                                                                                 (165.4)
Movement in Aust GAAP FCTR                                                            (69.6)    (73.0)     61.3
Net gain/(loss) on cashflow hedges in OCI                                             (12.1)     (1.6)
Movement in Loans outstanding under Employee Share Plan                                 4.3       1.3       2.6
Equity accounted loss of South Pacific Tyres                                          (62.0)        -         -
Other (including FX on US GAAP adjustments)                                           (16.9)      6.6      (9.6)
                                                                                    ------------------------------
Closing balance US GAAP equity                                                        876.9   1,153.6   1,655.8
                                                                                    ------------------------------

/(1)/ Prior year comparatives have been adjusted for the inclusion of Loans outstanding under the Employee Share Plan as a contra equity item for US GAAP purposes.

                                                                        PART III

ITEMS 17 & 18 : FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (continued)

INFORMATION FOR UNITED STATES INVESTORS (continued)

                                                                                           CONSOLIDATED
$ IN MILLIONS                                                                         2002      2001      2000
------------------------------------------------------------------------------------------------------------------
GOODWILL
Australian GAAP goodwill - written down value 30 June                                 260.7     339.1     408.2
Add:     Net Goodwill recognised for US GAAP only                                      38.3      75.2     105.2
Add:     Adjustment for different amortization basis on Australian GAAP goodwill       85.4      80.4      69.9
                                                                                    ------------------------------
US GAAP goodwill - written down value 30 June                                         384.4     494.7     583.3
                                                                                    ------------------------------
US GAAP GOODWILL COMPRISES:
Gross Goodwill                                                                        516.7     666.2     793.0
Accumulated Amortization                                                             (132.3)   (171.5)   (209.7)
                                                                                    ------------------------------
Written down value                                                                    384.4     494.7     583.3
                                                                                    ------------------------------
BRAND NAMES
Australian GAAP Brand names - 30 June                                                 142.5     217.7     219.7
(Deduct):         US GAAP amortisation                                                (26.1)    (40.1)    (39.5)
                                                                                    ------------------------------
US GAAP Brand names - 30 June                                                         116.4     177.6     180.2
                                                                                    ------------------------------
PROPERTY, PLANT & EQUIPMENT
Property, plant & equipment at cost and valuation (net of accumulated depreciation)   332.5     669.9     658.2
(Deduct):         Asset revaluation reserves applicable                               (20.2)    (29.3)    (43.4)
Add:     Adjustment to add back depreciation charged on the revaluation increments
(cumulative)                                                                           12.6      12.4      12.1
                                                                                    ------------------------------
Property, plant & equipment at cost (net of accumulated depreciation)                 324.9     653.0     626.9
                                                                                    ------------------------------
ANALYSIS OF LONG-LIVED ASSETS BY COUNTRY
..   Australia                                                                          72.5     385.7     490.7
..   USA                                                                               430.4     672.8     530.9
..   Malaysia                                                                           98.6     117.2     103.7
..   Thailand                                                                           80.2      89.1      89.8
..   Sri Lanka                                                                          61.0      71.4      62.8
..   Other Countries                                                                    85.2     116.8     135.6
                                                                                    ------------------------------
                                                                                      827.9   1,453.0   1,413.5
                                                                                    ------------------------------

EXECUTIVE SHARE OPTION DATA SUPPORTING NOTE 39 (d) AND NOTE 25
SFAS123 "Accounting for Stock Based Compensation" encourages the adoption of a fair value based method of determining compensation costs. For US GAAP purposes, the company has adopted the fair value provision of SFAS123.

The compensation fair value of all options which are outstanding has been calculated at $0.7 million.

                                                                        PART III

DIRECTORS' DECLARATION
--------------------------------------------------------------------------------

In the opinion of the directors of Ansell Limited:

(a) the financial statements and notes, set out on pages 66 to 132 are in accordance with the Corporations Act 2001, including:

       (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

       (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:


/s/ Edward D Tweddell                                    /s/ Harry Boon
---------------------                                    --------------
Edward D Tweddell                                        Harry Boon
Director                                                 Director

Dated in Melbourne this 3rd day of September 2002

                                                                        PART III

INDEPENDENT AUDIT REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Ansell Limited:

We have audited the accompanying consolidated statements of financial position of Ansell Limited and its controlled entities (Ansell Limited) as of June 30, 2002, 2001 and 2000, and the related consolidated statements of financial performance, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended June 30, 2002 as set out on pages 66 to 133. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansell Limited as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to Ansell Limited is presented in Note 39 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected consolidated net loss for each of the years in the three-year period ended June 30, 2002 and shareholders' equity as of June 30, 2002, 2001 and 2000, to the extent summarized in Note 40 to the consolidated financial statements.

                                                                        /s/ KPMG



Dated in Melbourne this 3rd day of September 2002

                                                                        PART III

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                                  Ansell Limited
                                                                      Registrant


                                                             /s/ David M. Graham


                                                                 David M. Graham
                                                         Chief Financial Officer

Dated: 23 December 2002

                                                                        PART III

CERTIFICATIONS
--------------------------------------------------------------------------------

I    Harry Boon                           certify that:

1.   I have reviewed this annual report on Form 20-F of Ansell Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Dated:  23 December 2002                  /s/ Harry Boon
                                          -------------------------------------
                                          Name: Harry Boon
                                          Title:  Chief Executive Officer

                                                                        PART III

CERTIFICATIONS
--------------------------------------------------------------------------------

I    David M. Graham                      certify that:

1.   I have reviewed this annual report on Form 20-F of Ansell Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Dated: 23 December 2002                    /s/ David M. Graham
                                          -------------------------------------
                                          Name: David M. Graham
                                          Title:  Chief Financial Officer

                                                                        PART III

CERTIFICATIONS
--------------------------------------------------------------------------------

            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18 UNITED STATES
                                      CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Ansell Limited, an Australian corporation (the "Company"), hereby certifies, to such officer's knowledge, that:

The Annual Report of Form 20-F for the year ended June 30, 2002 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated: 23 December 2002                            /s/ Harry Boon
                                                  ------------------------------
                                                  Name:  Harry Boon
                                                  Title: Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

                                                                        PART III

CERTIFICATIONS
--------------------------------------------------------------------------------

            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18 UNITED STATES
                                      CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Ansell Limited, an Australian corporation (the "Company"), hereby certifies, to such officer's knowledge, that:

The Annual Report of Form 20-F for the year ended June 30, 2002 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated: 23 December 2002                           /s/ David M. Graham
                                                 -------------------------------
                                                 Name:  David M. Graham
                                                 Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

Statements filed in accordance with Rule 309 and Item 17.

DIRECTORS REPORT
The directors of South Pacific Tyres (a partnership between Pacific Dunlop Tyres Pty. Ltd. and Goodyear Tyres Pty. Ltd.) present their report together with the financial report of South Pacific Tyres ("the partnership") and the consolidated financial report of the consolidated entity, being the partnership and its controlled entities, for the year ended 30th June 2002 and the auditor's report thereon.

(a) The names of the directors, appointed pursuant to the Partnership Agreement dated 30th March 1987, at any time during or since the end of the financial year are:

        NAMES                                       EXPERIENCE, SPECIAL RESPONSIBILITIES
        Mr. Robert Bartlett                         Appointed as director December 14th 2001
                                                    Resigned April 30th 2002

        Mr. Paul Devereux                           General Manager Business Development
        B. Bus.                                     18 years service with the Company
                                                    Appointed as director December 14th 2001

        Mr. Herbert J. Elliott                      Non Executive Director of Ansell Ltd.
        MBE, MA. (Cantab.)                          Former President of Puma North America and
                                                    Chief Executive Officer of Puma Australia.
                                                    Appointed as director April 30th 2001

        Mr. Phillip Gay                             Appointed as director 1996.
                                                    Resigned December 14th 2001.

        Mr. Samir G. Gibara                         Chairman & Chief Executive Officer of The
        Masters - International Bus & Finance -     Goodyear Tire & Rubber Company.
        Harvard                                     38 years service with the Company.
                                                    Appointed as director 1995

        Mr. David Graham                            General Manager,
        B. Bus., CA, FCPA.                          Finance & Treasury with Ansell Ltd.
                                                    20 years service with the company.
                                                    Appointed as director October 31st 2001.

        Mr. Hugh D. Pace                            President Asia Region of The Goodyear Tire
        Masters in International Management         & Rubber Company.
                                                    27 years service with the Company.
                                                    Appointed as director December 1st 1998

        Mr. John Rennie                             Appointed as director 1996.
                                                    Resigned December 14th 2001

        Mr. Ernie J. Rodia                          Appointed as director 1999.
                                                    Resigned September 30th 2001.

        Mr. Clark E. Sprang                         Senior Vice President for Business
        Graduate Ohio State University              Development & Integration of
                                                    The Goodyear Tire & Rubber Company.
                                                    36 years service with the Company.
                                                    Appointed as director October 1st 2001.

        Mr. Robert W. Tieken                        Executive Vice President & Chief Financial
        Graduate Illinois Wesleyan University       Officer of The Goodyear Tire & Rubber Company
                                                    8 years service with the Company.
                                                    Appointed director 1995

        Dr Edward Tweddell                          Executive Chairman of Ansell Ltd.
        BSc., MBBS. (Hons), FRACGP, FAICD.          1 years service with the company.
                                                    25 years in the pharmaceutical and healthcare industries
                                                    Appointed director December 14th 2001

        Mr. Ian Veal                                Appointed as director 1990
                                                    Resigned October 31st 2001

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

DIRECTORS REPORT (continued)

(b) The number of directors' meetings and number of meetings attended by each director of the partnership during the financial year are:

        DIRECTOR                                DIRECTORS         MEETINGS
                                                    A                 B
        Mr. R. Bartlett                             1                 1
        Mr. P. Devereux                             0                 1
        Mr. H. Elliott                              0                 0
        Mr. P. Gay                                  2                 2
        Mr. S. Gibara                               0                 3
        Mr. D. Graham                               1                 1
        Mr. H. Pace                                 3                 3
        Mr. J. Rennie                               1                 2
        Mr. E. Rodia                                0                 1
        Mr. C. Sprang                               1                 2
        Mr. R. Tieken                               2                 3
        Dr. E. Tweddell                             1                 1
        Mr. I. Veal                                 1                 2

        A = Number of meetings attended
        B = Number of meetings held during the time the director held office during the year.

(c) The principal activities of the consolidated entity during the period were:

          .   Manufacture of tyres for vehicles
          .   Wholesaling and retailing of vehicle and aircraft tyres;

        There were no significant changes in the nature of the principal activities of the consolidated entity during the year.

(d) The net loss of the consolidated entity for the year after deducting outside equity interests and after providing for income tax was $130,027,170. The comparative figure for the previous year ended 30th June 2001, was a net loss of $92,056,394. The contribution to profits by each entity in the consolidated entity is set out in Note 28 to the financial statements.

        The directors have apportioned the loss to the partners in accordance with the Partnership Agreement.

(e)     For the year ended 30th June 2002, South Pacific Tyres paid nil (2001 :
        $nil) to the partners by way of a distribution of profits.

(f) The directors' review of the operations of the consolidated entity during the year, and the results of those operations is as follows:

        With the initiatives, restructuring, plant consolidation and modernisation plans announced over the past two years in effect, SPT is now experiencing a return to more stable trading and market share improvements.

        The Footscray plant ceased production on schedule with product being resourced from overseas suppliers. The Thomastown plant closure in July 2002 and the consolidation of passenger and light truck production at Somerton (Australia) and Upper Hutt (New Zealand) are on schedule to plan.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

DIRECTORS REPORT (continued)

        With the significant restructuring changes taking effect during this financial year, SPT returned an operating loss before tax of $143,606,153 compared with the previous year's operating loss of $96,849,149.

        All truck, farm, passenger, light truck and sport utility product ranges have been revitalised to industry and market leading standards and include the introduction of silica technology.

        Significant new supply contracts for original equipment fitment have been finalised with Ford, Toyota and Mitsubishi motor vehicle companies.

        With the favourable operating cost structure resulting from plant closures and the consolidation of the remaining manufacturing facilities, South Pacific Tyres is on plan to return to sustained trading profits in the July 2002 to June 2003 financial year.

(g) In the opinion of the directors, other than referred to in this report, there were no significant changes in the state of affairs of the consolidated entity that occurred during the year.

(h) There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the partnership to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

(i) The operations of the partnership are subject to various environmental regulations under both Commonwealth and State legislation. The partnership has an Environmental Specialist who monitors compliance with environmental regulations. The directors are not aware of any breaches of the legislation during the financial year which are material in nature.

(j) Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

(k) No director of the partnership, since the end of the previous financial year, has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by directors shown in the financial statements or the fixed salary of a full time employee of the partnership or of a related corporation) by reason of a contract made by the partnership or a related corporation with the director or with a firm of which he is a member, or with an entity in which the director has a financial interest.

(l) This special purpose financial report has been drawn up in accordance with Section 11 of the Partnership Agreement. As required by that section, the financial report has been prepared as if the partnership were a public company under the provisions of the Corporations Act 2001. The financial report complies with the Corporations Act 2001, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, and, except as stated below, applicable Accounting Standards. The directors do not consider the partnership to be a reporting entity and the matters required to be disclosed by AASB 1017 - Related Party Disclosures, and AASB 1029 - Accounting for Employee Entitlements ( disclosure requirements only ), have not been included in the financial report, as the directors do not consider those matters to be relevant.

(m)     INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS
        Since the end of the previous financial year, the partnership has not indemnified or made a relevant agreement for indemnifying against a liability any person who is or has been an officer or auditor of the partnership.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

DIRECTORS REPORT (continued)

        During the financial year the partnership has paid premiums in respect of directors' and officers' liability and legal expenses insurance contracts for the year ended 30th June 2002. Such insurance contracts insure against certain liability (subject to specific exclusions) persons who are or have been directors or executive officers of the partnership. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses' insurance contracts, as such disclosure is prohibited under the terms of the contract.


        Dated at Melbourne, this          day of          2002

        Signed in accordance with a resolution of the directors:

        /s/
        .............................................................
        Director

        /s/
        .............................................................
        Director

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

Statements filed in accordance with Rule 309 and Item 17.

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 30th June 2002

                                                        CONSOLIDATED                                   PARTNERSHIP
                               NOTES        2002            2001            2000           2002            2001            2000
                                             $               $               $              $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Revenue from sale of goods      3       769,790,943     774,668,166     871,392,335     489,234,884     483,486,879     501,900,862
Revenue from rendering
 services                       3        59,595,043      59,426,109      63,415,235               -               -               -
Other revenues from
 ordinary activities            3         7,615,697      60,935,622       4,392,022       9,467,600      61,824,135       6,264,258
                                       --------------------------------------------------------------------------------------------
Total revenue from ordinary
 activities                             837,001,683     895,029,897     939,199,592     498,702,484     545,311,014     508,165,120
Changes in inventories of
 finished goods and work in
 progress                                 7,833,830      (9,386,419)    (15,897,755)        209,099      (5,306,693)    (10,323,639)
Raw materials and
 consumables used                       124,780,654     145,679,698     176,882,512     108,531,527     129,514,359     157,188,607
Employee expenses                       218,153,093     243,283,796     265,671,039     100,506,921     130,898,250     150,381,852
Depreciation and
 amortisation expenses          4(b)     28,533,334      36,599,361      40,488,722      18,771,037      25,929,707      29,079,650
Borrowing costs                 4(b)     13,660,548      16,340,214      15,848,050      12,811,968      15,381,376      15,018,729
Other expenses from
 ordinary activities                    587,646,377     559,362,396     467,752,875     354,668,727     326,295,632     186,272,310
Expenses from ordinary
 activities                             980,607,836     991,879,046     950,745,443     595,499,279     622,712,631     527,617,509
                                       --------------------------------------------------------------------------------------------
Profit/(loss) from ordinary
 activities before related
 income tax expense                    (143,606,153)    (96,849,149)    (11,545,851)    (96,796,795)    (77,401,617)    (19,452,389)
Income tax
 expense/(benefit) relating
 to ordinary activities         6(a)    (13,579,453)     (4,793,040)      4,055,314               -               -               -
                                       --------------------------------------------------------------------------------------------
Profit/(loss) from ordinary
 activities after related
 income tax expense                    (130,026,700)    (92,056,109)    (15,601,165)    (96,796,795)    (77,401,617)    (19,452,389)
Net profit/(loss)
 attributable to outside
 equity interests              21              (470)           (285)        (38,303)              -               -               -
                                       --------------------------------------------------------------------------------------------
Net profit/(loss) after
 income tax attributable to
 the partnership                       (130,027,170)    (92,056,394)    (15,639,468)    (96,796,795)    (77,401,617)    (19,452,389)
                                       ============================================================================================

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 147 to 168

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

STATEMENT OF FINANCIAL POSITION
For the year ended 30th June 2002

                                          NOTES           CONSOLIDATED                 PARTNERSHIP
                                                        2002          2001          2002           2001
                                                         $             $              $             $
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash assets                                  7        37,100,672      19,031,203      29,798,257       9,507,000
Receivables                                  8       134,679,141     144,857,771      85,484,047     161,347,428
Inventories                                  9       160,741,965     167,246,533     130,215,751     129,392,966
Other                                       10         2,258,575       2,521,577         857,597         147,388
                                                    ------------------------------------------------------------
TOTAL CURRENT ASSETS                                 334,780,353     333,657,084     246,355,652     300,394,782
                                                    ------------------------------------------------------------
NON-CURRENT ASSETS
Receivables                                  8        30,384,952      29,091,771      97,765,964      56,622,712
Other financial assets                      11                 -               -      21,496,245      21,496,245
Property, plant and equipment               12       202,827,093     232,748,495     164,649,685     188,444,967
Intangible assets                           13         5,204,262       5,467,324               -               -
Deferred tax assets                          6(c)     22,441,327       8,897,006               -               -
                                                    ------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                             260,857,634     276,204,596     283,911,894     266,563,924
                                                    ------------------------------------------------------------
TOTAL ASSETS                                         595,637,987     609,861,680     530,267,546     566,958,706
                                                    ------------------------------------------------------------
CURRENT LIABILITIES
Payables                                    14       161,782,718     144,136,341     135,897,172     102,305,181
Interest bearing liabilities                15       142,395,212     150,693,198      60,285,370     137,252,397
Current tax liabilities                      6(b)         58,887         167,096               -               -
Provisions                                  16        95,859,342      50,702,253      78,054,372      36,397,096
                                                    ------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            400,096,159     345,698,888     274,236,914     275,954,674
                                                    ------------------------------------------------------------
NON-CURRENT LIABILITIES
Payables                                    14        28,491,815      26,807,256      28,062,524      26,413,382
Interest bearing liabilities                15        61,095,014               -      61,095,014               -
Provisions                                  16         7,978,203       8,561,903       4,025,842       4,946,604
                                                    ------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                         97,565,032      35,369,159      93,183,380      31,359,986
                                                    ------------------------------------------------------------
TOTAL LIABLITIES                                     497,661,191     381,068,047     367,420,294     307,314,660
                                                    ------------------------------------------------------------
NET ASSETS                                            97,976,796     228,793,633     162,847,252     259,644,046
                                                    ============================================================
PARTNERS' EQUITY
Contributed equity                          18       317,675,138     317,675,137     317,675,138     317,675,137
Reserves                                    19        12,570,229       9,220,023      11,409,810      11,409,810
Retained profits/(accumulated losses)       20      (232,268,571)    (98,587,215)   (166,237,696)    (69,440,901)
                                                    ------------------------------------------------------------
TOTAL PARTNERS' EQUITY                                97,976,796     228,307,945     162,847,252     259,644,046
Outside equity interest                     21                 -         485,688               -               -
                                                    ------------------------------------------------------------
TOTAL PARTNERS' EQUITY                                97,976,796     228,793,633     162,847,252     259,644,046
                                                    ============================================================

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 147 to 168

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
For the year ended 30th June 2002

                                                                  CONSOLIDATED                 PARTNERSHIP
                                                               2002          2001          2002           2001
                                                   NOTES        $             $              $             $
                                                             INFLOWS       INFLOWS        INFLOWS       INFLOWS
                                                            (OUTFLOWS)    (OUTFLOWS)    (OUTFLOWS)     (OUTFLOWS)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Cash receipts in the course of operations             856,792,111   797,250,016   470,996,064    453,977,589
      Cash payments in the course of operations            (869,810,717) (810,226,386) (419,944,120)  (469,572,050)
      Interest received                                       3,689,606     1,442,101     6,871,624      5,473,572
      Borrowing costs paid                                  (14,463,889)  (19,316,863)  (13,615,309)   (18,358,025)
      Income taxes (paid)/refunded                  6(b)       (112,184)    1,960,747             -              -
                                                           -------------------------------------------------------
Net cash provided by/(used in) operating
 activities                                        30(c)    (23,905,073)  (28,890,385)   44,308,259    (28,478,914)
                                                           -------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds on disposal of controlled
       entities                                               1,983,805             -             -              -
      Proceeds on disposal of property, plant
       and equipment                                          2,919,839    34,493,521     2,595,976     31,350,563
      Payments for businesses, (net of cash
       acquired)                                   30(b)     (1,246,831)      (85,200)            -              -
      Payments for property, plant and
       equipment                                            (14,750,236)  (15,637,266)  (10,740,966)   (11,591,038)
                                                           -------------------------------------------------------
Net cash provided by/(used in) investing
 activities                                                 (11,093,423)   18,771,055    (8,144,990)    19,759,525
                                                           -------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from partner contributions                             -   117,675,137             -    117,675,137
      Proceeds from borrowings                              136,589,773             -    61,095,014              -
      Repayment of borrowings                               (79,935,051) (103,363,095)  (74,470,749)   (99,837,337)
      Dividends paid                                             (2,146)      (30,990)            -              -
                                                           -------------------------------------------------------
Net cash provided by/(used) in financing
 activities                                                  56,652,576    14,281,052   (13,375,735)    17,837,800
                                                           -------------------------------------------------------
Net increase/(decrease) in cash held                         21,654,080     4,161,722    22,787,534      9,118,411
Cash at the beginning of the financial year                  14,170,702     9,831,097     7,010,723     (2,107,688)
Effects of exchange rate fluctuations on the
 balances of cash held in foreign currencies                    273,082       177,883             -              -
                                                           -------------------------------------------------------
Cash at the end of the financial year              30(a)     36,097,864    14,170,702    29,798,257      7,010,723
                                                           -------------------------------------------------------

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 147 to 168

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS

1      STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant policies which have been adopted in the preparation of this financial report are:

(a)    BASIS OF PREPARATION
In accordance with Section 11 of the Partnership Agreement, South Pacific Tyres ("the partnership") is required to prepare a financial report as if it were a public company under the provisions of the Corporations Act 2001.

In the opinion of the directors, the partnership is not a reporting entity. The financial report of the partnership has been drawn up as a special purpose financial report for distribution to the members and for the purpose of fulfilling the requirements of the Corporations Act 2001.

The financial reports have been prepared in accordance with the Corporations Act 2001, the recognition and measurements aspects of all applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) that have a material effect.

The financial report does not include disclosure requirements of the following pronouncements having a material effect:

(i)    AASB 1005     Financial Reporting by Segments

(ii)   AASB 1017     Related Party Disclosures

(iii)  AASB 1028     Accounting for Employee Entitlements (disclosure
                     requirements only)

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b)    PRINCIPLES OF CONSOLIDATION
CONTROLLED ENTITIES
The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the partnership are shown as a separate item in the consolidated financial statements.

TRANSACTIONS ELIMINATED ON CONSOLIDATION
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c)    REVENUE RECOGNITION - NOTE 3
Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

SALE OF GOODS
Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

RENDERING OF SERVICES
Revenue from rendering services is recognised when the service has been completed.

INTEREST REVENUE
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

OTHER REVENUE
Supply agreement revenue relating to tyre purchasing commitments is recognised at the date of the agreement with the supplier.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

SALE OF NON-CURRENT ASSETS
The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal. Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

(d)    GOODS AND SERVICES TAX
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e)    FOREIGN CURRENCY
TRANSACTIONS
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

TRANSLATION OF CONTROLLED FOREIGN ENTITIES
The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal, of the operations.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained earnings in the year of disposal.

(f)    DERIVATIVES
The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

Where transactions are designated as a hedge of the purchase or sale of goods or services, purchase of qualifying assets, or an interest transaction, gains and losses on the hedge arising up to the date of the transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction when it has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under open swaps and forward rate agreements and the associated deferred gains or losses are not recorded in the statement of financial position until the hedge transaction occurs. The net receivables or payables are then revalued using the foreign currency and interest rates current at reporting date. Refer to Note 22.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

(g)    BORROWING COSTS
Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the asset. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(h)    TAXATION - NOTE 6
PARTNERSHIP
Income tax is not provided for in the financial statements of South Pacific Tyres, as the partnership does not pay tax. The partners are taxable in their individual capacities on their share of the net partnership income.

CONTROLLED ENTITIES
The controlled entities adopt the income statement liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from the items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effects of capital losses are not recorded unless realisation is virtually certain.

(i)    ACCOUNTING FOR ACQUISITIONS
Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at the date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any additional costs to be incurred.

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of the business, is amortised to the statement of financial performance using the following criteria:

        GOODWILL ACQUIRED     WRITE-OFF PERIOD
        Up to $1.25m          Written off over 5 years in equal instalments,
                              but at a rate of not less than $250,000 pa
        $1.25m to $10m        Written off over 20 years on a straight line
                              basis, but at a rate of not less than $250,000 pa

The unamortised balance of goodwill is reviewed at least annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

RESEARCH AND DEVELOPMENT COSTS
Research and development expenditure is expensed as incurred.

SUBSEQUENT ADDITIONAL COSTS
Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(j)    REVISIONS OF ACCOUNTING ESTIMATES
Revisions of accounting estimates are recognised prospectively in current and future periods only.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

(k)    RECEIVABLES - NOTE 8
The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

TRADE DEBTORS
Trade debtors to be settled within agreed terms are carried at amounts due.

(l)    INVENTORIES - NOTE 9
Inventories are carried at the lower of cost and net realisable value. Costs include direct materials, direct labour, other direct variable costs and allocated production overheads necessary to bring inventories to their present location and condition, based on normal operating capacity of the production facilities.

MANUFACTURING ACTIVITIES
The cost of manufacturing inventories and work-in-progress are assigned on a first-in, first-out basis. Costs arising from exceptional wastage are expensed as incurred.

NET REALISABLE VALUE
Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(m)    INVESTMENTS -  NOTE 11
Investments in controlled entities are carried in the financial statements of the partnership at the lower of cost and recoverable amount.

(n)    LEASED ASSETS
OPERATING LEASES
Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

Also refer to Note 23.

(o)    RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON COST BASIS
The carrying amount of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amount of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

COST VERSUS FAIR VALUE
Except where specifically stated, non-current assets are recorded at the lower of cost and recoverable amount.

(p)    DEPRECIATION AND AMORTISATION
COMPLEX ASSETS
The components of major assets that have materially different useful lives, are effectively accounted for as separate assets, and are separately depreciated.

USEFUL LIVES
All non-current assets have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)
The depreciation/amortisation rates used for each class of asset are as follows:

                                             2002           2001
.. Freehold buildings                         2.50%          2.50%
.. Leasehold buildings and improvements       2.5%-40%       2.5%-40%
.. Plant and equipment                        6.7%-33.33%    6.7%-33.33%
.. Leased plant and equipment                 15%-20%        15%-20%

(q)    PAYABLES - NOTE 14
Liabilities are recognised for the amounts to be paid in the future for goods or services received. Trade accounts payable are settled within agreed terms.

(r)    INTEREST  BEARING LIABILITIES - NOTE 15
Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in "Other creditors and accruals."

Debentures, bills of exchange and notes payable are recognised when issued at the net proceeds received, with the premium or discount on issue amortised over the period of maturity. Interest expense is recognised on an effective yield basis.

(s)    EMPLOYEE ENTITLEMENTS
WAGES, SALARIES, ANNUAL LEAVE AND SICK LEAVE
Liabilities for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the reporting date, calculated at undiscounted amounts based on current wages and salary rates including related on-costs. Related on-costs are recorded in trade creditors.

LONG SERVICE LEAVE
The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using the estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

SUPERANNUATION PLAN
The partnership and other controlled entities contribute to various defined benefit and accumulation superannuation plans. Contributions are charged against income as they are made, as set out in Note 26.

(t)    PROVISIONS
A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

RESTRUCTURING
Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

SURPLUS LEASED PREMISES
Provision is made for rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)
2.     ACCOUNTING POLICIES
       There are no changes in accounting policy to disclose for the year ended 30 June, 2002.

3.     REVENUE FROM ORDINARY ACTIVITIES

                                                 CONSOLIDATED                            PARTNERSHIP
                                        2002         2001         2000         2002         2001         2000
                                          $            $            $            $            $            $
-----------------------------------------------------------------------------------------------------------------
Sale of goods revenue from
 operating activities                769,790,943  774,668,166  871,392,335  489,234,884  483,486,879  501,900,862
Rendering of services revenue from
 operating activities                 59,595,043   59,426,109   63,415,235            -            -            -
OTHER REVENUE FROM OPERATING
 ACTIVITIES
DIVIDENDS:
   Associated entities                         -            -            -            -            -            -
   Other parties                               -            -            -            -            -            -
INTEREST:
   Controlled entities                         -            -            -    3,598,712    4,141,000    2,943,654
   Associated entities                 1,828,580      969,471        4,433    1,828,580      969,471        4,433
   Other parties                       1,861,026      472,630       93,206    1,444,332      363,101       92,025
REVENUES FROM OUTSIDE OPERATING
 ACTIVITIES
   Gross proceeds from sale of
    non-current assets                 3,926,091   34,493,521    2,450,608    2,595,976   31,350,563    1,380,371
   Supply agreement consideration              -   25,000,000            -            -   25,000,000            -
    Insurance proceeds received                -            -    1,843,775                              1,843,775
                                     ----------------------------------------------------------------------------
Total other revenue                    7,615,697   60,935,622    4,392,022    9,467,600   61,824,135    6,264,258
                                     ----------------------------------------------------------------------------
Total revenue from ordinary
 activities                          837,001,683  895,029,897  939,199,592  498,702,484  545,311,014  508,165,120
                                     ============================================================================

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

4.   PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

                                                 CONSOLIDATED                            PARTNERSHIP
                                        2002         2001         2000         2002         2001         2000
                                          $            $            $            $            $            $
-----------------------------------------------------------------------------------------------------------------
(a) INDIVIDUALLY SIGNIFICANT
 EXPENSES/(REVENUES) INCLUDED IN
 PROFIT FROM ORDINARY ACTIVITIES
 BEFORE INCOME TAX EXPENSE
Closure of Footscray & Thomastown
 tyre factories                       94,900,000            -                94,900,000            -
Closure of BA Hamill                   2,900,000            -            -            -            -
Retail store restructure programme     1,924,813            -                         -            -
Closure of radial truck tyre
 factory                              (3,516,017)  51,325,856                (3,516,017)  51,325,856
Supply agreement consideration                 -  (25,000,000)                        -  (25,000,000)
Overhead reduction programme          (4,600,437)   6,000,000                (4,600,437)   5,267,121
GST Implementation costs                       -            -      906,342            -            -      906,342
                                     ----------------------------------------------------------------------------
                                      91,608,359   32,325,856      906,342   86,783,546   31,592,977      906,342
                                     ----------------------------------------------------------------------------
(b) PROFIT FROM ORDINARY ACTIVITIES
 BEFORE INCOME TAX EXPENSE HAS BEEN
 ARRIVED AT AFTER
 CHARGING/(CREDITING) THE FOLLOWING
 ITEMS
Cost of goods sold                   644,149,590  657,564,347  679,736,099  483,937,136  506,770,316  489,779,294
DEPRECIATION OF:
   Buildings                             104,319      231,770      342,315            -      104,529      209,059
   Plant and Equipment                26,628,428   33,609,742   36,248,232   17,716,624   24,194,389   26,669,353
                                     ----------------------------------------------------------------------------
                                      26,732,747   33,841,512   36,590,547   17,716,624   24,298,918   26,878,412
                                     ----------------------------------------------------------------------------
AMORTISATION OF:
   Leasehold land and buildings        1,315,525    1,266,474    1,289,452    1,054,413    1,055,695    1,051,050
   Leased plant and equipment                  -            -      135,687            -            -            -
   Goodwill                              485,062      916,281    1,322,848            -            -            -
   Capitalised interest                        -      575,094    1,150,188            -      575,094    1,150,188
                                     ----------------------------------------------------------------------------
                                       1,800,587    2,757,849    3,898,175    1,054,413    1,630,789    2,201,238
                                     ----------------------------------------------------------------------------
Total depreciation and amortisation   28,533,334   36,599,361   40,488,722   18,771,037   25,929,707   29,079,650
                                     ----------------------------------------------------------------------------
BORROWING COSTS
   Associated Entities                 3,164,641    1,183,238       68,017    3,164,641    1,183,238       68,017
   Bank loans and overdrafts          10,495,907   15,156,976   15,764,117    9,647,327   14,198,138   14,950,712
   Finance charges on capitalised
    leases                                     -            -       15,916            -            -            -
                                     ----------------------------------------------------------------------------
Total borrowing costs                 13,660,548   16,340,214   15,848,050   12,811,968   15,381,376   15,018,729
                                     ----------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT
 EXPENDITURE
    Capitalised and written off        1,938,620    2,771,437    2,400,000    1,938,620    2,771,437    2,400,000
Net bad and doubtful debts expense
 including movements in provision
 for doubtful debts                    1,487,774    3,577,421    2,250,489       (7,248)     162,752       90,000
NET EXPENSE FOR MOVEMENTS IN
 PROVISION FOR:
    Employee entitlements             83,347,032   70,069,314   27,385,170   67,617,203   57,546,824   15,908,352
    Rationalisation and
     restructuring costs              31,475,000    7,400,000            -   30,700,000    7,400,000            -
    Rebates, allowances and
     warranty claims                  19,979,619   16,554,727    9,709,528            -            -            -
NET FOREIGN EXCHANGE (GAIN)/LOSS:
    Borrowings                           (13,907)     (82,387)     (60,365)     (18,407)     (82,387)     (60,365)
NET (GAIN)/LOSS ON DISPOSAL OF
 NON-CURRENT ASSETS:
    Property plant & equipment        13,327,002    4,151,257     (380,928)  13,260,833    4,583,063     (208,658)
    Investments                          625,815            -            -            -            -            -
OPERATING LEASE RENTAL EXPENSE
    Minimum lease payments            31,589,141   30,721,754   31,010,933    2,799,403    3,455,549    3,965,696

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

5.     AUDITORS' REMUNERATION

                                                 CONSOLIDATED                            PARTNERSHIP
                                        2002         2001         2000         2002         2001         2000
                                          $            $            $            $            $            $
------------------------------------------------------------------------------------------------------------------
AUDIT SERVICES
Auditors of the company - KPMG         388,622      405,013      413,599      118,405      121,400      125,869
FOR OTHER SERVICES
Auditors of the company - KPMG           2,550        9,988       16,249          500        8,000            -

6.     TAXATION

                                                                                        CONSOLIDATED
                                                                              2002          2001         2000
                                                                                $            $             $
-----------------------------------------------------------------------------------------------------------------
(a) INCOME TAX EXPENSE
Prima facie income tax expense/(benefit) calculated at 30% (2001 : 34%,
2000: 36%) on the profit/(loss) from ordinary activities                   (43,081,846) (32,928,711)  (4,156,506)
INCREASE IN INCOME TAX EXPENSE DUE TO:
     Depreciation on buildings                                                  61,316       67,305       77,102
     Amortisation of goodwill                                                  145,519      311,536      476,225
     Sundry items                                                              415,404      348,130      363,891
DECREASE IN INCOME TAX EXPENSE DUE TO:
     Tax exempt dividends from foreign companies                                     -      (81,026)           -
     Effects of lower/higher rates of tax on overseas income                       157          168       28,087
     Tax at standard rate on partnership profits attributed to partners    (29,039,039) (26,316,550)  (7,002,860)
     Sundry items                                                                    -       17,000            -
Income tax expense/(benefit) on operating profit/(loss) before
 individually significant income tax items                                 (13,420,725)  (5,821,332)   3,735,485
INDIVIDUALLY SIGNIFICANT INCOME TAX ITEMS:
Restatement of deferred tax balances due to change in company tax rate               -    1,020,693      392,281
                                                                           -------------------------------------
                                                                           (13,420,725)  (4,800,639)   4,127,766
Add: Income tax under/(over) provided in prior year                           (158,728)       7,599      (72,452)
                                                                           -------------------------------------
Income tax expense/(benefit) attributable to operating profit              (13,579,453)  (4,793,040)   4,055,314
                                                                           -------------------------------------
INCOME TAX EXPENSE/(BENEFIT) ATTRIBUTABLE TO OPERATING PROFIT IS MADE UP
 OF:
Current income tax provision                                               (11,560,219)  (4,673,630)   1,980,817
Under/(over) provision in prior year                                          (158,728)       7,599      (72,452)
Changes in tax rates                                                                 -    1,020,693      392,281
Future income tax benefit                                                   (1,860,506)  (1,147,702)   1,754,668
                                                                           -------------------------------------
                                                                           (13,579,453)  (4,793,040)   4,055,314
                                                                           -------------------------------------
(b) CURRENT TAX LIABILITIES
PROVISION FOR CURRENT INCOME TAX MOVEMENTS DURING THE YEAR:
Balance at the beginning of year                                               167,096      336,975    3,840,269
Other debtor tax receivable reclassified                                             -   (3,059,756)   3,059,756
Income tax (paid)/received                                                    (112,184)   1,960,747   (8,428,895)
Under provision in prior year                                                  (72,516)     659,116       21,027
Current year's income tax expense on operating profit                      (11,560,219)  (4,673,630)   1,844,818
Disposal of controlled entity                                                   78,048            -            -
Tax loss transferred to FITB                                                11,558,662    4,943,644            -
                                                                           -------------------------------------
                                                                                58,887      167,096      336,975
                                                                           =====================================
(c) DEFERRED ASSETS
FUTURE INCOME TAX BENEFIT
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2001 : 34%) on the following items:
Accumulated non-allowable provisions                                         6,499,991    4,534,967    3,173,605
Accumulated tax losses                                                      15,941,336    4,362,039            -
                                                                           -------------------------------------
                                                                            22,441,327    8,897,006    3,173,605
                                                                           =====================================

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

7.     CASH ASSETS

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
Cash                                                          8,400,672    9,531,203     1,098,257         7,000
Bank short term deposits, maturing daily and paying
 interest at a weighted average interest rate of 4.7%
 (2001 : 5.3% )                                              28,700,000    9,500,000    28,700,000     9,500,000
                                                            ----------------------------------------------------
                                                             37,100,672   19,031,203    29,798,257     9,507,000
                                                            ====================================================

8.     RECEIVABLES
CURRENT
Gross debtors                                               138,762,403  144,342,429    24,849,049    32,347,783
Less : Securitisation                                                 -            -    11,365,764             -
                                                            ----------------------------------------------------
Trade debtors                                               138,762,403  144,342,429    13,483,285    32,347,783
Less : Provision for doubtful trade debtors                   3,050,317    2,978,136             -         7,248
Less : Provision for rebates, allowances and warranty
 claims                                                       6,978,516    6,236,155             -             -
                                                            ----------------------------------------------------
                                                            128,733,570  135,128,138    13,483,285    32,340,535
                                                                                                               -
Amounts owing by controlled entities                                  -            -    68,602,978   121,569,174
Other debtors                                                 5,945,571    9,729,633     3,397,784     7,437,719
                                                            ----------------------------------------------------
                                                            134,679,141  144,857,771    85,484,047   161,347,428

NON-CURRENT
Other receivables from controlled entities and owners        30,384,952   29,091,771    97,765,964    56,622,712
                                                            ----------------------------------------------------
                                                            165,064,093  173,949,542   183,250,011   217,970,140
                                                            ====================================================

Other receivable amounts generally arise from transactions outside the usual operating activity of the consolidated entity.

9.     INVENTORIES
CURRENT
Raw materials and stores at cost                             10,302,933    8,586,621     8,568,591     7,171,153
Less : Provision for stock obsolescence                         490,527      687,974       490,527       687,974
                                                            ----------------------------------------------------
Raw materials and stores                                      9,812,406    7,898,647     8,078,064     6,483,179
                                                            ----------------------------------------------------
Work in progress at cost                                      4,950,537   10,049,660     4,934,215    10,036,443
Less : Provision for stock obsolescence                          70,301            -        70,301             -
                                                            ----------------------------------------------------
Work in progress                                              4,880,236   10,049,660     4,863,914    10,036,443
                                                            ----------------------------------------------------
Finished goods at cost                                      142,658,001  146,653,991   113,780,984   110,174,879
Less : Provision for stock obsolescence                       1,816,842    3,148,426     1,642,676     3,000,000
                                                            ----------------------------------------------------
Finished goods                                              140,841,159  143,505,565   112,138,308   107,174,879
                                                            ----------------------------------------------------
Other stocks at cost                                          6,390,959    6,482,468     6,280,260     6,385,272
Less : Provision for stock obsolescence                       1,182,795      689,807     1,144,795       686,807
                                                            ----------------------------------------------------
Other stocks                                                  5,208,164    5,792,661     5,135,465     5,698,465
                                                            ----------------------------------------------------
                                                            160,741,965  167,246,533   130,215,751   129,392,966
                                                            ====================================================

10.    OTHER CURRENT ASSETS
Prepayments                                                   2,258,575    2,521,577       857,597       147,388
                                                            ====================================================

11.    OTHER FINANCIAL ASSETS
NON-CURRENT
INVESTMENTS IN CONTROLLED ENTITIES
Unlisted shares at cost                                               -            -    21,496,245    21,496,245
                                                            ----------------------------------------------------
                                                                      -            -    21,496,245    21,496,245
                                                            ====================================================

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

12.     PROPERTY, PLANT AND EQUIPMENT

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002           2001          2002          2001
                                                                 $             $             $             $
-----------------------------------------------------------------------------------------------------------------
FREEHOLD LAND
         At cost                                              3,350,000     3,350,000       609,000       609,000
                                                            -----------------------------------------------------
                                                              3,350,000     3,350,000       609,000       609,000
                                                            -----------------------------------------------------
FREEHOLD BUILDINGS
         At cost                                             11,841,455    12,644,461     8,362,347     8,362,347
         Accumulated depreciation                            (1,008,840)   (1,105,417)     (627,168)     (627,168)
                                                            -----------------------------------------------------
                                                             10,832,615    11,539,044     7,735,179     7,735,179
                                                            -----------------------------------------------------
LEASEHOLD LAND AND BUILDINGS
         At cost                                             57,096,991    57,359,594    54,544,116    54,525,141
         Accumulated depreciation                            (6,667,761)   (5,634,349)   (4,720,005)   (3,665,593)
                                                            -----------------------------------------------------
                                                             50,429,230    51,725,245    49,824,111    50,859,548
                                                            -----------------------------------------------------
PLANT AND EQUIPMENT
         At cost                                            369,419,397   400,274,271   260,033,784   286,379,746
         Accumulated depreciation                          (242,149,279) (248,977,499) (163,111,821) (170,595,183)
                                                            -----------------------------------------------------
                                                            127,270,118   151,296,772    96,921,963   115,784,563
                                                            -----------------------------------------------------
Buildings and plant under construction
         At cost                                             10,945,130    14,837,434     9,559,432    13,456,677
                                                            -----------------------------------------------------
Total property, plant and equipment net book value          202,827,093   232,748,495   164,649,685   188,444,967
                                                            =====================================================
RECONCILIATIONS
Reconciliations of the carrying amounts for each class
 of property, plant and equipment are set out below:
FREEHOLD LAND
Carrying amount at the beginning of year                      3,350,000    4,580,000       609,000       609,000
Additions                                                             -            -             -             -
Disposals                                                             -   (1,230,000)            -             -
                                                            ----------------------------------------------------
Carrying amount at the end of year                            3,350,000    3,350,000       609,000       609,000
                                                            ----------------------------------------------------
BUILDINGS
Carrying amount at the beginning of year                     11,539,044   12,814,218     7,735,179     7,839,708
Currency conversion                                            (101,481)    (125,248)            -             -
Additions                                                        11,706       25,621             -             -
Transfer from capital works in progress                          30,818       28,895             -             -
Transfer from related companies/divisions                             -         (341)            -             -
Disposal of businesses / subsidiary (net)                      (543,153)           -             -             -
Disposals                                                             -     (972,331)            -             -
Depreciation                                                   (104,319)    (231,770)            -      (104,529)
                                                            ----------------------------------------------------
Carrying amount at the end of year                           10,832,615   11,539,044     7,735,179     7,735,179
                                                            ----------------------------------------------------
LEASEHOLD LAND AND BUILDINGS
Carrying amount at the beginning of year                     51,725,245   52,716,895    50,859,548    51,758,844
Additions                                                             -            -             -             -
Transfer from capital works in progress                          39,515      302,772        18,976       156,399
Disposals                                                       (20,005)     (27,948)            -             -
Depreciation                                                 (1,315,525)  (1,266,474)   (1,054,413)   (1,055,695)
                                                            ----------------------------------------------------
Carrying amount at the end of year                           50,429,230   51,725,245    49,824,111    50,859,548
                                                            ----------------------------------------------------
PLANT AND EQUIPMENT
Carrying amount at the beginning of year                    151,296,772  203,667,295   115,784,563   163,555,493
Currency conversion                                             (31,013)     (42,312)            -             -
Acquired businesses/subsidiaries                                      -            -             -             -
Additions                                                       188,971       76,744             -             -
Transfer from leased to fixed assets                                  -            -             -             -
Transfer from capital works in progress                      16,242,450   18,193,833    12,032,131    12,962,920
Transfer from related companies/divisions                             -          547        91,590       (30,741)
Disposals                                                   (13,639,725) (36,414,499)  (13,269,697)  (35,933,626)
Disposal of businesses / subsidiary (net)                      (158,909)           -             -             -
Amortisation of capitalised interest                                  -     (575,094)            -      (575,094)
Depreciation                                                (26,628,428) (33,609,742)  (17,716,624)  (24,194,389)
                                                            ----------------------------------------------------
Carrying amount at the end of year                          127,270,118  151,296,772    96,921,963   115,784,563
                                                            ----------------------------------------------------

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

12.     PROPERTY, PLANT AND EQUIPMENT (continued)

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
CAPITAL WORKS IN PROGRESS
 Carrying amount at the beginning of year                     14,837,434   17,803,033    13,456,677    14,984,959
 Additions                                                    15,007,591   15,559,901    10,740,966    11,591,038
 Transfer to property, plant and equipment                   (16,312,783) (18,525,500)  (12,051,099)  (13,119,320)
 Other disposals                                              (2,587,112)           -    (2,587,112)            -
                                                             ----------------------------------------------------
 Carrying amount at the end of year                           10,945,130   14,837,434     9,559,432    13,456,677
                                                             ----------------------------------------------------
13.     INTANGIBLES

 Goodwill - at cost                                            7,768,104    7,546,103             -             -
 Accumulated amortisation                                     (2,563,842)  (2,078,779)            -             -
                                                             ----------------------------------------------------
                                                               5,204,262    5,467,324             -             -
                                                             ======================================================
14.     PAYABLES
 CURRENT
 Trade creditors                                             160,979,937  144,000,065   135,888,649   102,296,485
 Other creditors                                                 802,781      136,276         8,523         8,696
                                                             ----------------------------------------------------
                                                             161,782,718  144,136,341   135,897,172   102,305,181
 NON-CURRENT
 Trade creditors                                                 871,199      936,640       441,908       542,766
 Other creditors                                              27,620,616   25,870,616    27,620,616    25,870,616
                                                             ----------------------------------------------------
                                                              28,491,815   26,807,256    28,062,524    26,413,382
                                                             ----------------------------------------------------
                                                             190,274,533  170,943,597   163,959,696   128,718,563
                                                             ======================================================
15.     INTEREST BEARING LIABILITIES
 CURRENT
 Bank overdrafts - unsecured                                   1,002,808    4,860,501             -     2,496,277
 Bank loans - unsecured                                       65,897,645  145,832,697    60,149,693   134,756,120
 Securitisation                                               75,494,759            -       135,677             -
                                                             ----------------------------------------------------
                                                             142,395,212  150,693,198    60,285,370   137,252,397
 NON-CURRENT
 Partner Loan - Pacific Dunlop Tyres Pty Ltd                  30,547,507            -    30,547,507             -
 Partner Loan - Goodyear Tyres Pty Ltd                        30,547,507            -    30,547,507             -
                                                             ----------------------------------------------------
                                                              61,095,014            -    61,095,014             -
                                                             ----------------------------------------------------
                                                             203,490,226  150,693,198   121,380,384   137,252,397
                                                             ====================================================
 FINANCING ARRANGEMENTS
 THE CONSOLIDATED ENTITY HAS ACCESS TO THE FOLLOWING LINES
  OF CREDIT:
 TOTAL FACILITIES AVAILABLE:
 Bank overdrafts                                               6,500,000    8,421,909     5,000,000     5,000,000
 Bank loans                                                  105,500,000  140,500,000   100,000,000   135,000,000
 Trade bills                                                   6,000,000    7,000,000             -             -
 Money market line                                                     -    1,137,527             -             -
                                                             ----------------------------------------------------
                                                             118,000,000  157,059,436   105,000,000   140,000,000
                                                             ----------------------------------------------------
 FACILITIES UTILISED AT BALANCE DATE:
 Bank overdrafts                                               1,012,585    2,332,579             -             -
 Bank loans                                                   63,500,000  140,000,000    60,000,000   135,000,000
 Trade bills                                                   2,247,952    6,076,577             -             -
 Money market line                                                     -      478,640             -             -
                                                             ----------------------------------------------------
                                                              66,760,537  148,887,796    60,000,000   135,000,000
                                                             ----------------------------------------------------
 FACILITIES NOT UTILISED AT BALANCE DATE:
 Bank overdrafts                                               5,487,415    6,089,330     5,000,000     5,000,000
 Bank loans                                                   42,000,000      500,000    40,000,000             -
 Trade bills                                                   3,752,048      923,423             -             -
 Money market line                                                     -      658,887             -             -
                                                             ----------------------------------------------------
                                                              51,239,463    8,171,640    45,000,000     5,000,000
                                                             ----------------------------------------------------

Interest on bank overdrafts is charged at prevailing market rates. The effective interest rates for all overdrafts as at 30 June 2002 is 8.6% (2001: 8.75%). within one year. The effective interest rate on bank loans is 6.56% (2001:
5.58%). All bank loans are denominated in Australian dollars. The bank loans amount in current liabilities comprises the portion of the consolidated entity's bank loan payable. The effective interest rate on trade bills is 5.32% (2001:
5.33%).

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

16.     PROVISIONS

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
 CURRENT
 Employee entitlements                                        72,463,386   43,855,274    55,433,416    29,550,117
 Rationalisation and restructuring                            23,395,956    6,846,979    22,620,956     6,846,979
                                                             ----------------------------------------------------
                                                              95,859,342   50,702,253    78,054,372    36,397,096
                                                             ====================================================
 NON-CURRENT
 Employee entitlements                                         7,978,203    8,561,903     4,025,842     4,946,604
                                                             ----------------------------------------------------
                                                               7,978,203    8,561,903     4,025,842     4,946,604
                                                             ====================================================
 Number of employees                                               3,730        4,323         1,154         1,565

17.     AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year-end exchange rates, are as follows:

 UNITED STATES DOLLARS
 Amounts payable :
 Current                                                       1,382,011    2,922,742     1,366,138     2,709,191
 DEUTSCHE MARKS
 Amounts payable :
 Current                                                                       69,881                      69,881
 JAPANESE YEN
 Amounts payable :
 Current                                                       1,432,379                  1,432,379
 EURO DOLLAR
 Amounts payable :
 Current                                                         195,889    1,230,277       195,889     1,230,277
                                                             ----------------------------------------------------
 Total                                                         3,010,279    4,222,900     2,994,406     4,009,349
                                                             ====================================================

18.     CONTRIBUTED EQUITY

 GOODYEAR TYRES PTY LTD
 Contributed equity at the beginning of year                 158,837,569  100,000,000   158,837,569   100,000,000
 Additional contributed equity                                         -   58,837,569             -    58,837,569
                                                             ----------------------------------------------------
 Contributed equity at the end of year                       158,837,569  158,837,569   158,837,569   158,837,569
                                                             ====================================================
 PACIFIC DUNLOP TYRES PTY LTD
 Contributed equity at the beginning of year                 158,837,569  100,000,000   158,837,569   100,000,000
 Additional contributed equity                                         -   58,837,568             -    58,837,568
                                                             ----------------------------------------------------
 Contributed equity at the end of year                       158,837,569  158,837,568   158,837,569   158,837,568
                                                             ----------------------------------------------------
                                                             317,675,138  317,675,137   317,675,138   317,675,137
                                                             ====================================================

19.     RESERVES

 Asset revaluation                                            12,570,229   12,561,891    11,409,810    11,409,810
 Foreign currency translation                                          -   (3,341,868)            -             -
                                                             ----------------------------------------------------
                                                              12,570,229    9,220,023    11,409,810    11,409,810
                                                             ====================================================
 MOVEMENTS DURING THE YEAR
  ASSET REVALUATION RESERVE
 Balance at the beginning of year                             12,561,891   12,420,308    11,409,810    11,409,810
 Transferred to retained profits                                   8,338      141,583             -             -
                                                             ----------------------------------------------------
 Balance at the end of year                                   12,570,229   12,561,891    11,409,810    11,409,810
                                                             ----------------------------------------------------
 FOREIGN CURRENCY TRANSLATION RESERVE
 Balance at the beginning of year                             (3,341,868)  (2,956,331)            -             -
 Translation adjustment on assets and liabilities held in
  foreign currencies                                            (303,980)    (385,537)            -             -
 Transferred to retained profits                               3,645,848            -             -             -
                                                             ----------------------------------------------------
 Balance at the end of year                                            -   (3,341,868)            -             -
                                                             ----------------------------------------------------

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

19.     RESERVES (continued)

NATURE AND PURPOSE OF RESERVES

 ASSET REVALUATION
 The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets.
 FOREIGN CURRENCY RESERVE
 The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(e).

20.     RETAINED PROFITS/(ACCUMULATED LOSSES)

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
GOODYEAR TYRES PTY LTD
Retained profits/(accumulated losses) at the beginning
 of year                                                    (49,795,200)  (3,696,211)  (35,222,044)    3,478,764
Net profit/(loss) attributable to partners                  (65,013,585) (46,028,197)  (48,398,398)  (38,700,808)
Amounts transferred from reserves                            (1,827,093)     (70,792)            -             -
Distribution of profits to partners                                   -            -             -             -
                                                            ----------------------------------------------------
Retained profits/(accumulated losses) at the end of year    (116,635,878)(49,795,200)  (83,620,442)  (35,222,044)
                                                            ----------------------------------------------------
PACIFIC DUNLOP TYRES PTY LTD
Retained profits/(accumulated losses) at the beginning
 of year                                                    (48,792,015)  (2,693,027)  (34,218,857)    4,481,952
Net profit/(loss) attributable to partners                  (65,013,585) (46,028,197)  (48,398,397)  (38,700,809)
Amounts transferred from reserves                            (1,827,093)     (70,791)            -             -
Distribution of profits to partners                                   -            -             -             -
                                                            ----------------------------------------------------
Retained profits/(accumulated losses) at the end of year    (115,632,693)(48,792,015)  (82,617,254)  (34,218,857)
                                                            ----------------------------------------------------
                                                            (232,268,571)(98,587,215)  (166,237,696) (69,440,901)
                                                            ====================================================

21.     OUTSIDE EQUITY INTEREST

                                                                                       CONSOLIDATED
                                                                             2002          2001          2000
                                                                              $             $             $
----------------------------------------------------------------------------------------------------------------
OUTSIDE EQUITY INTEREST IN CONTROLLED ENTITIES COMPRISE:
Interest in retained profits at the beginning of the financial
 year after adjusting for outside equity interests in entities             1,034,550     1,065,255     1,026,952
Interest in operating profit after income tax                                    470           285        38,303
Interest in dividends provided for or paid                                    (2,146)      (30,990)            -
Disposal of Interest in Retained Profits                                  (1,032,874)            -             -
                                                                         ---------------------------------------
Interest in retained profits at the end of the financial year                      -     1,034,550     1,065,255

Interest in share capital                                                          -        95,458        95,458
Interest in reserves                                                               -      (644,320)     (547,934)
                                                                         ---------------------------------------
Total outside equity interest                                                      -       485,688       612,779
                                                                         =======================================

22.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE
(a)     INTEREST RATE RISK
The consolidated entity enters into interest rate swaps to manage cash flow risks associated with the floating interest rates on borrowings.

Interest rate swaps and forward rate agreements
Interest rate swaps allow the consolidated entity to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one to five years.

Each contract involves quarterly payment or receipt of the net amount of interest. At 30 June 2002 the fixed rates varied from 5.5% to 5.9% (2001: 5.5% to 7.2%) and floating rates were at bank bill rates plus the consolidated entity's credit margin. The weighted average effective floating interest rate at 30 June 2002 was 5.7% (2001: 6.3%).

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Interest rate risk exposures
The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                                                    FIXED INTEREST MATURITY IN:
                                    WEIGHTED
                                    AVERAGE      FLOATING                      OVER         MORE           NON-
                                    INTEREST     INTEREST       1 YEAR      1 YEAR TO      THAN 5        INTEREST
            2002              NOTE    RATE         RATE        OR LESS       5 YEARS        YEARS         BEARING          TOTAL
Financial assets
Cash                           7        4.70%   37,092,372                                                     8,300     37,100,672
Receivables                    8           -                                                             165,064,093    165,064,093
                                               ------------------------------------------------------------------------------------
                                                37,092,372                                               165,072,393    202,164,765
                                               ------------------------------------------------------------------------------------
Financial liabilities
Bank overdrafts and loans      15       6.59%   64,652,501                                                               64,652,501
Securitisation                 15       5.06%   75,494,759                                                               75,494,759
Partner Loans                  15       5.46%   61,095,014                                                               61,095,014
Trade bills                    15       5.32%    2,247,952                                                                2,247,952
Accounts payable               14                                                                        190,274,533    190,274,533
Employee entitlements          16       2.00%                 72,463,386     4,278,361     3,699,842                     80,441,589
                                               ------------------------------------------------------------------------------------
                                               203,490,226    72,463,386     4,278,361     3,699,842     190,274,533    474,206,348
                                               ------------------------------------------------------------------------------------
Interest rate swaps                            (50,000,000)   20,000,000    30,000,000
                                               ------------------------------------------------------------------------------------

            2001
Financial assets
Cash                           7        5.30%   18,919,043                                                   112,160     19,031,203
Receivables                    8           -                                                             173,949,542    173,949,542
                                               ------------------------------------------------------------------------------------
                                                18,919,043             -             -             -     174,061,702    192,980,745
                                               ------------------------------------------------------------------------------------
Financial liabilities
Bank overdrafts and loans      15       5.80%  144,616,621                                                              144,616,621
Trade bills                    15       5.33%    6,076,577                                                                6,076,577
Accounts payable               14          -                                                             170,943,597    170,943,597
Employee entitlements          16       3.00%                 43,855,274     5,435,984     3,125,919                     52,417,177
                                               ------------------------------------------------------------------------------------
                                               150,693,198    43,855,274     5,435,984     3,125,919     170,943,597    374,053,972
                                               ------------------------------------------------------------------------------------
Interest rate swaps                            (40,000,000)   20,000,000    20,000,000
                                               ------------------------------------------------------------------------------------


(b)     FOREIGN EXCHANGE RISK
The consolidated entity enters into forward foreign exchange contracts to hedge foreign currency purchases expected in each month within the following six months within Board approval limits. The amount of anticipated future purchases and sales are forecast in light of current conditions in foreign markets, commitments from customers and experience.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rate and the settlement periods of outstanding contracts for the consolidated entity

                                                                        2002        2001       2002          2001
                                                                          AVERAGE RATE           $             $
                                                                     ------------------------------------------------
BUY US DOLLARS
Not later than one year                                                  0.56        0.51      43,978    11,865,049
Later than one year but not later than two years                                                    -             -
Later than two years but not later than three years                                                 -             -
                                                                                            -------------------------
                                                                                               43,978     11,865,049
                                                                                            -------------------------
BUY EURO DOLLARS
Not later than one year                                                  0.60        0.60   1,096,037     4,444,162
Later than one year but not later than two years                                                    -             -
Later than two years but not later than three years                                                 -             -
                                                                                            -------------------------
                                                                                            1,096,037     4,444,162
                                                                                            -------------------------
BUY JAPANESE YEN
Not later than one year                                                 67.3        62.42     223,131       551,735
Later than one year but not later than two years                                                    -             -
Later than two years but not later than three years                                                 -             -
                                                                                            -------------------------
                                                                                              223,131       551,735
                                                                                            -------------------------
BUY ENGLISH POUND
Not later than one year                                                  0.37        0.36      71,779       164,002
Later than one year but not later than two years                                                    -             -
Later than two years but not later than three years                                                 -             -
                                                                                            -------------------------
                                                                                               71,779       164,002
                                                                                            -------------------------

As these contracts are hedging anticipated purchases, any unrealised gains and losses on the contracts, together with the costs of the contracts, will be deferred and then recognised in the financial statements at the time the underlying transaction occurs as designated. The gross deferred gains and losses on hedges of anticipated foreign currency purchases are:

                                                                                     CONSOLIDATED
                                                                              2002                  2001
                                                                        GAINS      LOSSES     GAINS      LOSSES
                                                                          $          $          $          $
Not later than one year                                                 54,818           -    130,010          -
Later than one year but not later than two years                             -           -          -          -
Later than two years but not later than three years                          -           -          -          -

When the underlying transaction has occurred as designated, the effect of the hedge has been recognised in the financial statements.

(c)     COMMODITY PRICE RISK
The consolidated entity does not enter into futures contracts to hedge (or hedge a proportion of ) commodity purchase prices on anticipated specific purchase commitments of natural rubber.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(d)     CREDIT RISK EXPOSURES
Credit risk represents the loss that would be recognised if counterparts failed to perform as contracted.

Recognised Financial Instruments
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer. Concentrations of credit risk on trade debtors and term debtors due from customers are the motor vehicle and transport industries.

Unrecognised Financial Instruments
Credit risk on derivative contracts which have not been recognised on the statement of financial position is minimised as counterparts are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Interest rate swaps and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks.

As all future contracts are transacted through a recognised futures exchange, there is no credit risk associated with these contracts.

(e)     NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
VALUATION APPROACH
Net fair value of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments
The carrying amounts of bank term deposits, trade debtors, other debtors, bank overdrafts, accounts payable, bank loans and employee entitlements approximate net fair value.

Unrecognised Financial Instruments
The valuation of financial instruments not recognised on the statement of financial position detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

22.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

NET FAIR VALUES
Recognised Financial Instruments
The carrying amounts and net fair values of financial assets and financial liabilities as at the reporting date are as follows:

                                                                                CONSOLIDATED
                                                                      2002                        2001
                                                             CARRYING      NET FAIR      CARRYING     NET FAIR
                                                              AMOUNT         VALUE        AMOUNT        VALUE
                                                                 $             $            $             $
----------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Cash assets                                                  37,100,672    37,100,672    19,031,203   19,031,203
Receivables                                                 165,064,093   165,064,093   173,949,542  173,949,542
FINANCIAL LIABILITIES
Payables                                                    190,274,533   190,274,533   170,943,597  170,943,597
Bank overdrafts and loans                                    64,652,501    64,652,501   144,616,621  144,616,621
Securitisation                                               75,494,759    75,494,759             -            -
Partner Loans                                                61,095,014    61,095,014             -            -
Trade bills                                                   2,247,952     2,247,952     6,076,577    6,076,577
Employee entitlements                                        80,441,589    80,441,589    52,417,177   52,417,177

UNRECOGNISED FINANCIAL INSTRUMENTS
The net fair value of financial instruments not recognised on the statement of financial position held at the reporting date are:

                                                                                           2002         2001
                                                                                            $             $
----------------------------------------------------------------------------------------------------------------
Forward foreign exchange contracts gains/(losses)                                         54,818       130,010
Futures commodity contracts
                                                                                       -------------------------
                                                                                          54,818       130,010
                                                                                       -------------------------

23.     COMMITMENTS

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
 CAPITAL  EXPENDITURE COMMITMENTS
 Plant
 Contracted but not provided for and payable within one
  year                                                       4,505,841    3,443,409     4,505,841     3,443,409
                                                            ----------------------------------------------------
                                                             4,505,841    3,443,409     4,505,841     3,443,409
                                                            ====================================================
 LEASE COMMITMENTS
 OPERATING LEASE EXPENSE COMMITMENTS
         FUTURE OPERATING LEASE COMMITMENTS NOT PROVIDED
         FOR IN THE FINANCIAL STATEMENTS AND PAYABLE:
         Within one year                                    25,799,409   24,943,656             -        45,803
         One year or later and no later than five years     48,518,490   52,461,006             -             -
         Later than 5 years                                 10,596,215   11,994,208             -             -
                                                            ====================================================
                                                            84,914,114   89,398,870             -        45,803
                                                            ====================================================

South Pacific Tyres leases property under non=cancellable operating leases expiring from one to ten years. Leases generally provide the company with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

24.     CONTINGENT LIABILITIES

There were no contingent liabilities as at 30 June 2002 and 30 June 2001

25.     RELATED PARTY TRANSACTIONS

The partnership from time to time has dealings with Ansell Limited Group Companies and Goodyear Tire & Rubber Co. Group Companies.

Under the partnership agreement, South Pacific Tyres leases certain properties from Ansell Limited and Goodyear Australia Limited (a wholly owned subsidiary of Goodyear Tire & Rubber Co.) on the basis of equitable rentals between the partners.

The amounts of these transactions are detailed below:

                                                                                              CONSOLIDATED
                                                                                           2002         2001
LEASE PAYMENTS                                                                              $             $
----------------------------------------------------------------------------------------------------------------
Ansell Limited Group Companies                                                           217,885       238,094
Goodyear Tire & Rubber Co. Group Companies                                                75,273        82,254

During the financial year the partnership received loans from the partners that are subject to interest at market rates compounding quarterly as detailed in
Note 15.

On 29/12/2000, the partnership entered into a supply agreement whereby Goodyear will be (subject to certain conditions) the exclusive supplier of certain tyres for a period of ten years commencing 01/01/2001. The partnership will receive $25.0m plus interest in consideration for this exclusivity of supply.

On 20/12/2000, the partnership received a loan of $25.0m from Ansell Limited on which interest is charged quarterly in arrears.

                                                                                              CONSOLIDATED
                                                                                           2002         2001
                                                                                            $             $
----------------------------------------------------------------------------------------------------------------
INTEREST BROUGHT TO ACCOUNT BY THE PARTNERSHIP IN RELATION TO THESE
LOANS DURING THE YEAR:
Interest expense                                                                         1,750,000      848,630
Interest revenue                                                                         1,750,000      848,630

The amounts included in receivables and payables in relation to these loans are:
NON-CURRENT RECEIVABLES
Goodyear Tire & Rubber Co. Group Companies                                              27,598,630   25,848,630
NON-CURRENT PAYABLES
Ansell Limited Group Companies                                                          27,598,630   25,848,630

All other dealings with the above parties are on normal commercial terms and involve the purchase and/or supply of materials from/to both parties and the provision of forward exchange cover and commodity hedging by Ansell Limited Group Companies.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

25.     RELATED PARTY TRANSACTIONS (continued)

The amounts of these transactions are detailed below:

                                                                                             CONSOLIDATED
                                                                                           2002         2001
SALE OF GOODS AND SERVICES                                                                  $             $
----------------------------------------------------------------------------------------------------------------
Ansell Limited Group Companies                                                              37,791    1,069,123
Goodyear Tire & Rubber Co. Group Companies                                               4,396,011    1,651,599
PURCHASE OF GOODS AND SERVICES
Ansell Limited Group Companies                                                           1,252,256    6,341,537
Goodyear Tire & Rubber Co. Group Companies                                             107,439,259   97,095,319

Details of interest received/paid to related parties are set out in Notes 3 & 4

The amounts included in receivables and payables in relation to South Pacific
Tyres are set out in the notes to the financial statements and the amounts relating to the other parties are:

CURRENT RECEIVABLES
Ansell Limited Group Companies                                                                   -      366,461
Goodyear Tire & Rubber Co. Group Companies                                                 526,745      838,112

CURRENT PAYABLES
Ansell Limited Group Companies                                                              81,767    1,032,402
Goodyear Tire & Rubber Co. Group Companies                                              23,663,413   22,124,586

The names of each person holding the position of director of the company during the year were:
     Mr R Bartlett                Mr D Graham                Mr R Tieken
     Mr P Devereux                 Mr H Pace                Mr E Tweddell
      Mr H Elliott                Mr J Rennie                 Mr I Veal
        Mr P Gay                  Mr E Rodia
      Mr S Gibara                 Mr C Sprang

At the time of holding the office of director of the company each director was an executive of the South Pacific Tyres partnership, and held the office of director of the company in order to discharge, in whole or in part, the duties as an executive officer of the partnership.

26.     SUPERANNUATION COMMITMENTS
EMPLOYER PLANS
The partnership and its controlled entities participate in the Pacific Dunlop Superannuation Fund for employees.

                                                            DATE OF LAST ACTUARIAL
   BENEFIT TYPE              BASIS OF CONTRIBUTION              VALUATION                    ACTUARY
     Defined                Balance of cost/Defined
benefit/accumulation           contribution                     30/6/1999           William M Mercer Pty Ltd

The liabilities of the superannuation fund is covered by the assets in the fund or by specific provisions created by the partnership or its controlled entities.

The partnership and its controlled entities are obliged to contribute to the superannuation fund as a consequence of Legislation or Trust Deed. Legal enforceability is dependent on the terms of the Legislation and the Trust Deed.

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

26      SUPERANNUATION COMMITMENTS (continued)

DEFINITIONS
Balance of cost            The Group's contribution is assessed by the Actuary
                           after taking into account the member's contribution and the value of assets.

Defined contribution       The Group's contribution is set out in the
                           appropriate fund rules, usually as a fixed percentage of salary.

INDUSTRY/UNION PLANS
The partnership participates in industry and union plans on behalf of certain employees. These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The partnership has a legally enforceable obligation to contribute at varying rates to the plans.

27.     SEGMENT REPORTING

The principal activity of the group during the year was the manufacture and sale of motor vehicle and aircraft tyres in Australia and Papua New Guinea.

28.     PARTICULARS RELATING TO CONTROLLED ENTITIES

Details of controlled entities, including the extent that each contributed to the period's result are given below:


                                                Tyre                        South
                                   South      Marketers       Sacrt        Pacific
                                  Pacific    (Australia)   Trading Pty   Tyres (PNG)   Dunlop PNG    Consolidated
                                   Tyres       Limited         Ltd         Pty Ltd      Pty Ltd       adjustments
Place of Incorporation                           Vic           Vic           PNG          PNG
Beneficial Interest held by
 Partnership                                     100%          100%          80%          80%
Class of shares                                Ordinary      Ordinary      Ordinary     Ordinary
Book value of partnership's
 investment
         2002                                 21,496,245
         2001                                 21,496,245
Dividends received or receivable
 by partnership:
         2002
         2001
Dividends credited to
 investment account
         2002
         2001
Contribution to the consolidated
 profit after tax inclusive of
 abnormal items and after
 deducting the amount
 attributable to Outside
 Equity Interest:
         2002                  (96,796,795)  (33,840,907)      365,417        27,119       (25,244)       243,240
         2001                  (77,401,617)  (17,107,153)      217,544        12,315       (11,172)     2,233,689

29.     EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the directors of the company, to affect significantly the operations, or the state of affairs of the company in subsequent financial years.

30.     NOTES TO THE STATEMENTS OF CASH FLOWS

(a)     RECONCILIATION OF CASH
For the purposes of the statement of cash flows, cash includes cash on hand and at bank and investments in money market instruments net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

                            CONSOLIDATED                PARTNERSHIP
                         2002          2001          2002          2001
                           $            $             $             $
-------------------------------------------------------------------------
Cash assets            8,400,672    9,531,203     1,098,257         7,000
Cash on deposit       28,700,000    9,500,000    28,700,000     9,500,000
Bank overdrafts       (1,002,808)  (4,860,501)            -    (2,496,277)
                      ---------------------------------------------------
                      36,097,864   14,170,702    29,798,257     7,010,723
                      ---------------------------------------------------

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

30.     NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b)     ACQUISITION/DISPOSAL OF BUSINESSES AND ENTITIES
During both the 2001 and 2002 financial years the partnership purchased no businesses.

During the year the consolidated entity purchased 100% of businesses of which the details are as follows:

                                                          CONSOLIDATED
                                                       2002          2001
ACQUISITIONS OF BUSINESSES                               $             $
----------------------------------------------------------------------------
Net assets acquired/disposed
    Property, plant and equipment                     458,033        25,000
    Inventories                                       298,112         7,000
    Receivables                                       268,685             -
    Creditors                                               -        (9,077)
                                                   -------------------------
                                                    1,024,830        22,923
Goodwill                                              222,001        62,277
CONSIDERATION
                                                   -------------------------
    Cash paid/(received)                            1,246,831        85,200
                                                   -------------------------
OUTFLOW/(INFLOW) OF CASH
                                                   -------------------------
    Cash consideration                              1,246,831        85,200
                                                   -------------------------
DISPOSAL OF ENTITIES
During the year, the consolidated entity
disposed of all of its 80% share of
South Pacific Tyres PNG Ltd.
Details of the disposal is as follows:
Consideration  ( Cash )                             1,983,805             -
Net assets of entity disposed of
    Property, plant and equipment                     702,062             -
    Inventories                                     2,174,162             -
    Receivables                                     1,096,993             -
    Other assets                                       60,964             -
    Prepayments                                        82,822             -
    Creditors                                        (952,514)            -
    Other liabilities and provisions                 (146,852)            -
    Outside equity                                   (408,017)            -
                                                   -------------------------
                                                    2,609,620             -
                                                   -------------------------
Profit / (loss) on disposal                          (625,815)            -
                                                   -------------------------

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS (continued)

30.     NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(c) RECONCILIATION OF PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                                  CONSOLIDATED                PARTNERSHIP
                                                               2002          2001          2002          2001
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
Loss from ordinary activities after income tax              (130,026,700) (92,056,109)  (96,796,795)  (77,401,617)

ADD /(LESS) ITEMS CLASSIFIED AS INVESTING/FINANCING
ACTIVITIES:
    (Profit)/loss on sale of non-current assets              13,327,002     4,151,257    13,260,833     4,583,063
    (Profit)/loss on sale of controlled entities                625,815             -             -             -
ADD(LESS) NON-CASH ITEMS:
    Amortisation                                              1,800,587     2,757,849     1,054,413     1,630,789
    Depreciation                                             26,732,747    33,841,512    17,716,624    24,298,918
    Amounts set aside to provisions                         134,902,663    94,962,097    98,309,955    64,849,718
    (Decrease)/increase in income taxes payable                (180,144)     (169,879)            -             -
    Decrease/(increase) in future income tax benefit        (13,605,285)   (5,723,401)            -             -
    Write-off bad trade debts                                 1,386,762     2,639,365             -       259,858
                                                            ------------------------------------------------------
Net cash provided by operating activities before change
 in assets and liabilities                                   34,963,447    40,402,691    33,545,030    18,220,729
                                                            ------------------------------------------------------
CHANGE IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS
 OF PURCHASE AND DISPOSAL OF CONTROLLED ENTITIES
 DURING THE FINANCIAL YEAR:
    (Increase)/decrease in receivables                      (13,406,489)  (36,514,319)   34,727,376   (25,893,987)
    (Increase)/decrease in inventories                        4,628,518    (3,729,448)     (822,786)     (292,656)
    (Increase)/decrease in prepayments                          180,180     4,960,263      (710,209)    1,029,887
    (Decrease)/increase in accounts payable                  20,283,451    33,917,471    35,149,537    33,496,399
    (Decrease)/increase in provisions                       (70,029,855)  (67,430,296)  (57,580,689)  (55,039,286)
    (Decrease)/increase in reserves                            (524,325)     (496,747)            -             -
                                                            ------------------------------------------------------
                                                            (58,868,520)  (69,293,076)   10,763,229   (46,699,643)
                                                            ------------------------------------------------------
Net cash provided by / (used in) operating activities       (23,905,073)  (28,890,385)   44,308,259   (28,478,914)
                                                            ------------------------------------------------------

31.     RECONCILIATION TO US GAAP

No adjustments have been made to the Financial Statements of South Pacific Tyres and Controlled Entities for the year ended 30 June 2002 to ensure compliance with US GAAP. The only adjustment of a non material nature, which would be required would be the elimination of the Asset Revaluation Reserve recorded within equity under AGAAP, and the elimination of the impact of the incremental depreciation charge which emanated therefrom.

The annual depreciation charge under US GAAP would be $125,000 lower than the amount reflected in the AGAAP financials.

This adjustment would result in a reduction in US GAAP equity and a reduction in property, plant and equipment of $10.7 million at 30 June 2002 ($10.8 million at 30 June 2001).

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

DIRECTORS' DECLARATION
In the opinion of the directors of South Pacific Tyres ("the partnership"):

(a)     the partnership is not a reporting entity;

(b) the financial statements and notes, set out on pages 140 to 168 are in accordance with the Corporations Act 2001, as required by Section 11 of the Partnership Agreement, including:

        (i) giving a true and fair view of the financial position of the partnership as at 30 June 2002 and of its performance, as represented by the results of its operations and its cash flows, for the year ended on that date, in accordance with the basis of accounting described in Note 1; and

        (ii) complying with Accounting Standards in Australia to the extent described in Note 1 and the Corporations Regulations 2001; and

(c) there are reasonable grounds to believe that the partnership will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:


/s/
--------------------------------
Director


/s/
--------------------------------
Director

                                                                        PART III

SOUTH PACIFIC TYRES - STATUTORY ACCOUNTS YEAR ENDED 30 JUNE 2002
--------------------------------------------------------------------------------

INDEPENDENT AUDIT REPORT

The Partners
South Pacific Tyres:

We have audited the accompanying consolidated statements of financial position of South Pacific Tyres and its controlled entities comprising the South Pacific Tyres Partnership ("the Partnership) as of June 30, 2002 and 2001, and the related consolidated statements of financial performance, cash flows, and changes in stockholders' equity as set out on pages 144 to 169. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Pacific Tyres as of June 30, 2002 and 2001, and the results of its operations and its cash flows, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant difference between the two sets of principles as they relate to the Partnership is presented in Note 31 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected consolidated net loss for the years ended June 30, and shareholders' equity as of June 30, 2002 and 2001, to the extent summarized in Note 31 to the consolidated financial statements.

                                                                     /s/    KPMG

Dated in Melbourne this 31st day of October 2002

                                                                        PART III

ITEM 19 : EXHIBITS
--------------------------------------------------------------------------------

EXHIBIT INDEX

1.1     Constitution of Ansell Limited.

4.1 Co-ordination Agreement--Sale of Pacific Brands dated November 30, 2001 made between Pacific Dunlop Limited, Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Vita Pacific Pty Ltd, Pacific Dunlop Holdings (NZ) Limited, Pacific Dunlop Holdings (Europe) Ltd, Pacific Dunlop Holdings (USA) Inc, PD International Pty Limited, Pacific Dunlop Holdings (Singapore) Pte Ltd, PD Holdings (Malaysia) Sdn Bhd, PD Licensing Pty Ltd, Niblick Pty Ltd, Cliburn Investments Pty Ltd, and PD Shared Services Holdings Pty Ltd (as sellers) and PB Holdings NV, Pacific Brands Holdings Pty Ltd, Pacific Brands Household Products Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sport & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as buyers).

4.2 Sale of Business Agreement, Pacific Brands--Australia dated November 30, 2001 made between Pacific Dunlop Limited, Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Vita Pacific Pty Ltd, PD Licensing Pty Ltd, Niblick Pty Ltd and Cliburn Investments Pty Ltd (as sellers) and Pacific Brands Holdings Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sport & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd, Pacific Brands Household Products Pty Ltd, and PB Holdings NV (as buyers).

4.3 Sale of Business Agreement dated November 30, 2001 between Pacific Dunlop Limited, Pacific Dunlop Holdings (NZ) Limited, PD Licensing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as sellers) and PB Holdings NV (as buyer).

4.4 Letter Agreement dated November 30, 2001 between PB Holdings NV (as buyer) and PD Holdings (Malaysia) Sdn Bhd (as Seller) regarding proposed sale of shares of Restonic (M) Sdn Bhd.

4.5 Share Sale Agreement, PD Shared Services LSM Pty Ltd dated November 30, 2001 between PD Shared Services Holdings Pty Ltd and Pacific Dunlop Limited (as sellers) and Pacific Brands Holdings Pty Ltd (as buyer).

4.6 Share Sale Agreement, Pacific Brands (Fiji) Limited dated November 30, 2001 between P.D. International Pty Ltd and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer).

4.7 Share Sale Agreement, Pacific Dunlop Holdings (Hong Kong) Limited dated November 30, 2001 between Pacific Dunlop Limited and P.D. International Pty Ltd (as sellers) and PB Holdings NV (as buyer).

4.8 Share Sale Agreement, PT Barlei Indonesia dated November 30, 2001 between PD International Pty Ltd and Pacific Dunlop Holdings (Singapore) Pte Ltd (as sellers) and PB Holdings BV (as buyer).

4.9 Share Sale Agreement, Pacific Brands (UK) Ltd dated November 30, 2001 between Pacific Dunlop Holdings (Europe) Limited and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer).

4.10 Stock Purchase Agreement, PacBrands USA Inc dated November 30, 2001 between Pacific Dunlop Holdings (USA) Inc and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer).

                                                                        PART III

ITEM 19 : EXHIBITS
--------------------------------------------------------------------------------

4.11 Share Sale Agreement, Bonds Industries Limited dated November 30, 2001 between Pacific Dunlop Limited (as seller) and Pacific Brands Holdings Pty Ltd and PB Holdings NV (as buyers).

4.12 Letter Agreement dated November 30, 2001 between Pacific Dunlop Limited and PB Holdings NV relating to the Shares Agreement Australia, Shares Agreement USA and Novare Shares Agreement.

4.13 Letter Agreement dated November 30, 2001 between Pacific Dunlop Limited and PB Holdings NV relating to the Shares Agreement Indonesia, Shares Agreement Fiji, Shares Agreement Hong Kong and Shares Agreement UK.

4.14* Australian Deed dated October 19, 2001 made between The Goodyear Tire & Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Pacific Dunlop Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited in relation to the restructuring of the South Pacific Tyres (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.15* Co-ordination Deed dated October 19, 2001 made between The Goodyear Tire & Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Pacific Dunlop Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited, Goodyear New Zealand Limited, Pacific Dunlop Holdings (NZ) Limited and South Pacific Tyres NZ Limited in relation to the restructuring of the South Pacific Tyres (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9,
        2001).

4.16* Sale of Business Agreement dated September 20, 2001, made between the following Pacific Dunlop Group Companies: Ashdown Enterprise (Wholesale) Pty Ltd, The Distribution Group Pty Limited, The Distribution Group Holdings Pty Limited, PD Licensing Pty Limited, TDG Warehousing Pty Ltd and Pacific Dunlop Limited (as sellers) and Automotive Parts Group Limited and Automotive Parts Group Holdings Limited (as buyers) in relation to the sale of Pacific Automotive in Australia (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.17* Agreement for the Sale of Australian business dated February 26, 2001, made between Sara Lee Apparel (Australasia) Pty Limited and Sara Lee Corporation (the sellers) and Pacific Dunlop Ltd (the buyer) in respect of the Sara Lee Apparel business (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.18* Form of agreement with non-Executive Directors of Pacific Dunlop Limited in relation to benefits upon retirement (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9,
        2001).

7.1     Computation of the Ratio of Earnings to Fixed Charges

* Previously filed