Form 20-F/A
period 2001-06-30
ANSELL LTD
filed 2003-01-10
CIK 791440

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended      June 30, 2001
                                   -----------------------
                                             OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from             to
                                            _______    - _______

Commission file number               0-15850
                           ---------------------------

                                 Ansell Limited
                           ---------------------------
                     (Australian Company Number 004 085 330)
             (Exact name of Registrant as specified in its charter)

                                 Ansell Limited
                           ---------------------------
                 (Translation of Registrant's name into English)

                               Victoria, Australia
                           ---------------------------
                 (Jurisdiction of incorporation or organisation)

        Level 3, 678 Victoria Street, Richmond, Victoria, 3121, Australia
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class            Name of each exchange on which registered
          None                                      None
--------------------------    --------------------------------------------------

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

                                      None
                           ---------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

               Ordinary Shares - 930,051,169 (at June 30, 2001)**
                               ---------------------
** This figure includes 5,091,396 shares represented by the 1,272,849 American Depositary Shares outstanding on June 30, 2001.

                               ---------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                   [X] Yes       [_] No

Indicate by check mark which financial statement
item the registrant has elected to follow            [_] Item 17   [X] Item 18

                     EXPLANATORY NOTE REGARDING AMENDED 20-F

         We are filing this Form 20-F/A to add at the end of Part III the Statutory Accounts of South Pacific Tyres and Controlled Entities for the Year Ended June 30, 2001.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                  Ansell Limited
                                                                      Registrant

                                                             /s/ David M. Graham

                                                                 David M. Graham
                                                         Chief Financial Officer

Dated:  January 7, 2003

Certifications

     I, Harry Boon, certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of Ansell Limited;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of South Pacific Tyres & Controlled Entities as of, and for, the periods presented.

Dated: January 8, 2003                          /s/ Harry Boon
                                                ----------------
                                                Name: Harry Boon
                                                Title:  Chief Executive Officer

     I David M. Graham certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of Ansell Limited;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of South Pacific Tyres & Controlled Entities as of, and for, the periods presented.

Dated: January 8, 2003                          /s/ David M. Graham
                                                ---------------------
                                                Name: David M. Graham
                                                Title:  Chief Financial Officer

                               SOUTH PACIFIC TYRES
                              & CONTROLLED ENTITIES
                               STATUTORY ACCOUNTS
                               FOR THE YEAR ENDED
                                 30TH JUNE 2001

Contents
--------------------------------------------------------------------------------

                                                                                      PAGE NO
Directors Report .........................................................................  1
Statement of Financial Performance .......................................................  5
Statement of Financial Position ..........................................................  6
Statement of Cash Flows ..................................................................  7
Notes to the Financial Statements ........................................................  8
      1.    Statement Of Significant Accounting Policies .................................  8
      2.    Change in Accounting Policy .................................................. 13
      3.    Revenue from ordinary activities ............................................. 14
      4.    Profit from ordinary activities before income tax expense .................... 14
      4.    Profit from ordinary activities before income tax expense (continued) ........ 15
      5.    Auditors' Remuneration ....................................................... 15
      6.    Taxation ..................................................................... 16
      7.    Cash assets .................................................................. 17
      8.    Receivables .................................................................. 17
      9.    Inventories .................................................................. 17
      10.   Other current assets ......................................................... 17
      11.   Other financial assets ....................................................... 17
      12.   Property, plant and equipment ................................................ 18
      13.   Intangibles .................................................................. 19
      14.   Payables ..................................................................... 19
      15.   Interest bearing liabilities ................................................. 20
      16.   Provisions ................................................................... 20
      17.   Amounts payable/receivable in foreign currencies ............................. 21
      18.   Contributed equity ........................................................... 21
      19.   Reserves ..................................................................... 21
      20.   Retained profits/(accumulated losses) ........................................ 22
      21.   Outside equity interest ...................................................... 22
      22.   Additional financial instruments disclosure .................................. 22
      23.   Commitments .................................................................. 26
      24.   Contingent liabilities ....................................................... 27
      25.   Related party transactions ................................................... 27
      26.   Superannuation commitments ................................................... 28
      27.   Segment reporting ............................................................ 29
      28.   Particulars relating to controlled entities .................................. 29
      29.   Events subsequent to balance date ............................................ 29
      30.   Notes to the statements of cash flows ........................................ 30
Directors Declaration .................................................................... 32
Independent Audit Report ................................................................. 33

Directors Report
--------------------------------------------------------------------------------

The directors of South Pacific Tyres (a partnership between Pacific Dunlop Tyres Pty. Ltd. and Goodyear Tyres Pty. Ltd.) present their report together with the financial report of South Pacific Tyres ("the partnership") and the consolidated financial report of the consolidated entity, being the partnership and its controlled entities, for the year ended 30th June 2001 and the auditor's report thereon.

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

     Mr. R Chadwick                            Appointed as director 1995
                                               Resigned March 31st 2001.

     Mr. Phillip Gay                           Appointed as director 1996.

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

     Mr. Ian Veal                              Appointed as director 1990

SPT Statutory Accounts 30/06/2001                                         Page 1

Directors Report
--------------------------------------------------------------------------------

(b) The number of directors' meetings and number of meetings attended by each director of the partnership during the financial year are:

      Director                       Directors      Meetings
                                         A              B
      Mr. R Chadwick                     1              1
      Mr. P. Gay                         1              1
      Mr. S. Gibara                      0              1
      Mr. H. Pace                        1              1
      Mr. J. Rennie                      0              1
      Mr. E. Rodia                       1              1
      Mr. C. Sprang                      0              0
      Mr. R. Tieken                      0              1
      Mr. I. Veal                        1              1

      A = Number of meetings attended
      B = Number of meetings held during the time the director held office during the year.

(c) The principal activities of the consolidated entity during the period were:

        .   Manufacture of tyres for vehicles and aircraft
        .   Wholesaling and retailing of vehicle and aircraft tyres;

      There were no significant changes in the nature of the principal activities of the consolidated entity during the year.

(d) The net loss of the consolidated entity for the year after deducting outside equity interests and after providing for income tax was $92,056,394. The comparative figure for the previous year ended 30th June 2000, was a net loss of $15,639,468. The contribution to profits by each entity in the consolidated entity is set out in Note 28 to the financial statements.

      The directors have apportioned the loss to the partners in accordance with the Partnership Agreement.

(e)   For the year ended 30/th/ June 2001, South Pacific Tyres paid nil (2000 :
      $7,276,000) to the partners by way of a distribution of profits.

(f) The directors' review of the operations of the consolidated entity during the year, and the results of those operations is as follows:

      Worldwide industry over-capacity and severe pressure from competitive imports made last year very difficult for South Pacific Tyres. It was also a period of significant change in all operations.

      A loss after tax of $92.1 million was incurred by South Pacific Tyres, compared with the previous years' loss of $15.6 million. The losses reflected the lower volumes, falling prices, and other inefficiencies which are currently being addressed in a wide-ranging review of SPT operations. The losses include $32.3 million non-recurring restructuring costs including $26.3 million associated with the closure of the medium truck radial tyre plant at Somerton (closure costs of $52.3 million net of $25.0 million supply agreement consideration) and $6.0 million costs associated with an overhead reduction program.

      Market share decreased even though total Australian demand for tyres increased slightly. Competitive imports, mainly from low cost Asian manufacturers, increased significantly - up to 21.4% in light truck radials, 8.5% in truck radials, and 7.3% in passenger radials. The increase in competitive imports from Asia has increased more than three fold in the past 10 years.

SPT Statutory Accounts 30/06/2001                                         Page 2

Directors Report
--------------------------------------------------------------------------------

(g) In the opinion of the directors, other than referred to in this report, there were no significant changes in the state of affairs of the consolidated entity that occurred during the year.

(g) Since the end of the financial year, the following matters or circumstances have arisen that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the consolidated entity.

       A memorandum of undertaking has been signed by the partners on issues regarding the future of the South Pacific Tyres Joint Venture, including the basis of future funding and opportunities for continuance or dissolvement of the partnership. Agreement to give effect to the understandings in the memorandum is subject to completion of a definitive agreement.

       Further, on the 28th September 2001, South Pacific Tyres announced details of major restructuring plans for its Australian tyre manufacturing operations. The restructure is aimed at turning around its recent poor performance to ensure its survival as a profitable competitive business. The key elements include:

       . Closure of the Footscray factory over the period December 2001, through to March 2002, with a total of 440 redundancies;

       . Reconfiguration of passenger tyre production to consolidate all current Somerton and Thomastown production of this category at the Somerton site by July 2002, with 380 redundancies and the closure of the Thomastown factory;

       . Streamlining of some related corporate and executive level administration with the redundancy of 70 staff.

(i) The operations of the partnership are subject to various environmental regulations under both Commonwealth and State legislation. The partnership has an Environmental Specialist who monitors compliance with environmental regulations. The directors are not aware of any breaches of the legislation during the financial year which are material in nature.

(j)    Likely Developments
       Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

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

SPT Statutory Accounts 30/06/2001                                         Page 3

Directors Report
--------------------------------------------------------------------------------

       During the financial year the partnership has paid premiums in respect of directors' and officers' liability and legal expenses insurance contracts for the year ended 30th June 2001. Such insurance contracts insure against certain liability (subject to specific exclusions) persons who are or have been directors or executive officers of the partnership. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses' insurance contracts, as such disclosure is prohibited under the terms of the contract.



       Signed in accordance with a resolution of the directors:



       /s/ Robert W. Tieken                     30/Oct./01
       ------------------------------------     ------------------------------
       Director                                 Dated


       /s/ Philip R. Gay                        16th October, 2001
       ------------------------------------     ------------------------------
       Director                                 Dated



SPT Statutory Accounts 30/06/2001                                         Page 4

Statement of Financial Performance
--------------------------------------------------------------------------------

For the year ended 30th June 2001

                                                              Consolidated                               Partnership
                                                   2001           2000         1999          2001            2000          1999
                                         Notes      $m             $m           $m            $m              $m            $m
-----------------------------------------------------------------------------------------------------------------------------------
Revenue from sale of goods                  7   774,668,166   871,392,335   889,212,814   483,486,879    501,900,862    538,954,897

Revenue from rendering services             3    59,426,109    63,415,235    61,948,854             -              -              -
Other revenues from ordinary activities     3    60,935,622     4,392,022     5,984,759    61,824,135      6,264,258     33,822,379
                                               ------------------------------------------------------------------------------------
Total revenue from ordinary activities          895,029,897   939,199,592   957,146,427   545,311,014    508,165,120    572,777,276
Changes in inventories of finished
goods and work in progress                       (9,386,419)  (15,897,755)   (2,984,594)   (5,306,693)   (10,323,639)    (3,488,887)
Raw materials and consumables used              145,679,698   176,882,512   180,239,475   129,514,359    157,188,607    160,068,479
Employee expenses                               243,283,796   265,671,039   251,360,614   130,898,250    150,381,852    140,961,934
Depreciation and amortisation expenses   4(b)    36,599,361    40,488,722    37,686,538    25,929,707     29,079,650     26,563,490
Borrowing costs                          4(b)    16,340,214    15,848,050    14,477,308    15,381,376     15,018,729     14,149,965
Other expenses from ordinary activities         559,362,396   467,752,875   436,919,203   326,295,632    186,272,310    201,932,512

Expenses from ordinary activities               991,879,046   950,745,443   917,698,544   622,712,631    527,617,509    540,187,493
                                               ------------------------------------------------------------------------------------
Profit/(loss) from ordinary activities
before related income tax expense               (96,849,149)  (11,545,851)   39,447,883   (77,401,617)   (19,452,389)    32,589,783
Income tax expense/(benefit)
relating to ordinary activities          6(a)    (4,793,040)    4,055,314    12,512,703             -              -              -
                                               ------------------------------------------------------------------------------------
Profit/(loss) from ordinary activities
after related income tax expense                (92,056,109)  (15,601,165)   26,935,180   (77,401,617)   (19,452,389)    32,589,783
Net profit/(loss) attributable to
outside equity interests                   21           285        38,303         7,345             -              -              -
                                               ------------------------------------------------------------------------------------
Net profit/(loss) after income tax
attributable to the partnership                 (92,056,394)  (15,639,468)   26,927,835   (77,401,617)   (19,452,389)    32,589,783
                                               ------------------------------------------------------------------------------------

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 8 to 28

SPT Statutory Accounts 30/06/2001                                         Page 5

Statement of Financial Position
--------------------------------------------------------------------------------

For the year ended 30th June 2001

                                                            Consolidated                 Partnership
                                              Notes       2001          2000          2001           2000
                                                           $             $              $             $
-------------------------------------------------------------------------------------------------------------
 CURRENT ASSETS
 Cash assets                                     7       19,031,203    16,764,042     9,507,000      3,007,895
 Receivables                                     8      144,857,771   154,534,601   161,347,428    161,404,598
 Inventories                                     9      167,246,533   163,510,085   129,392,966    129,100,310
 Other                                          10        2,521,577     7,481,840       147,388      1,177,275
                                                      --------------------------------------------------------
 TOTAL CURRENT ASSETS                                   333,657,084   342,290,568   300,394,782    294,690,078
                                                      --------------------------------------------------------
 NON-CURRENT ASSETS
 Receivables                                     8       29,091,771     3,028,266    56,622,712     30,834,307
 Other financial assets                         11                -             -    21,496,245     21,496,245
 Property, plant and equipment                  12      232,748,495   291,581,442   188,444,967    238,748,004
 Intangible assets                              13        5,467,324     6,321,328             -              -
 Deferred tax assets                           6(c)       8,897,006     3,173,605             -              -
                                                      --------------------------------------------------------
 TOTAL NON-CURRENT ASSETS                               276,204,596   304,104,641   266,563,924    291,078,556
                                                      --------------------------------------------------------
 TOTAL ASSETS                                           609,861,680   646,395,209   566,958,706    585,768,634
                                                      --------------------------------------------------------
 CURRENT LIABILITIES
 Payables                                       14      150,212,918   141,958,615   102,305,181     94,529,597
 Interest bearing liabilities                   15      144,616,621   250,052,160   137,252,397    239,709,040
 Current tax liabilities                       6(b)         167,096       336,975             -              -
 Provisions                                     16       50,702,253    39,225,142    36,397,096     25,048,134
                                                      --------------------------------------------------------
 TOTAL CURRENT LIABILITIES                              345,698,888   431,572,892   275,954,674    359,286,771
                                                      --------------------------------------------------------
 NON-CURRENT LIABILITIES
 Payables                                       14       26,807,256     1,134,803    26,413,382        723,309
 Provisions                                     16        8,561,903     9,999,996     4,946,604      6,388,028
                                                      --------------------------------------------------------
 TOTAL NON-CURRENT LIABILITIES                           35,369,159    11,134,799    31,359,986      7,111,337
                                                      --------------------------------------------------------
 TOTAL LIABLITIES                                       381,068,047   442,707,691   307,314,660    366,398,108
                                                      --------------------------------------------------------
 NET ASSETS                                             228,793,633   203,687,518   259,644,046    219,370,526
                                                      ========================================================
 PARTNERS' EQUITY
 Contributed equity                             18      317,675,137   200,000,000   317,675,137    200,000,000
 Reserves                                       19        9,220,023     9,463,977    11,409,810     11,409,810
 Retained profits/(accumulated losses)          20      (98,587,215)   (6,389,238)  (69,440,901)     7,960,716
                                                      --------------------------------------------------------
 TOTAL PARTNERS' EQUITY                                 228,307,945   203,074,739   259,644,046    219,370,526
 Outside equity interest                        21          485,688       612,779             -              -
                                                      --------------------------------------------------------
 TOTAL PARTNERS' EQUITY                                 228,793,633   203,687,518   259,644,046    219,370,526
                                                      ========================================================

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 8 to 28

SPT Statutory Accounts 30/06/2001                                         Page 6

Statement of Cash Flows
--------------------------------------------------------------------------------

For the year ended 30th June 2001

                                                                      Consolidated                     Partnership
                                                                  2001             2000           2001             2000
                                                                    $                $              $                $
                                                                 Inflows          Inflows        Inflows          Inflows
                                                    Notes       (Outflows)      (Outflows)      (Outflows)       (Outflows)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
      Cash receipts in the course of operations                797,250,016     933,135,755      453,977,589      513,443,925
      Cash payments in the course of operations               (810,226,386)   (879,160,826)    (469,572,050)    (486,310,858)
      Interest received                                          1,442,101          97,639        5,473,572        3,040,112
      Borrowing costs paid                                     (19,316,863)    (13,937,731)     (18,358,025)     (13,108,410)
      Income taxes (paid)/refunded                   6(b)        1,960,747      (8,428,895)               -                -
                                                             ---------------------------------------------------------------
Net cash provided by/(used in) operating
activities                                          30(c)      (28,890,385)     31,705,942      (28,478,914)      17,064,769
                                                             ---------------------------------------------------------------
Cash flows from investing activities
      Proceeds on disposal of property, plant
      and equipment                                             34,493,521       2,450,608       31,350,563        1,380,371
      Payments for businesses, (net of cash
      acquired)                                     30(b)          (85,200)     (8,981,735)               -                -
      Payments for property, plant and
      equipment                                                (15,637,266)    (24,256,706)     (11,591,038)     (17,204,527)
                                                             ---------------------------------------------------------------
Net cash provided by/(used in) investing
activities                                                      18,771,055     (30,787,833)      19,759,525      (15,824,156)
                                                             ---------------------------------------------------------------
Cash flows from financing activities
      Proceeds from partner contributions                      117,675,137               -      117,675,137                -
      Proceeds from borrowings                                           -               -                -          591,570
      Repayment of borrowings                                 (103,363,095)       (102,672)     (99,837,337)               -
      Finance lease payments                                                      (336,189)                                -
      Dividends paid                                               (30,990)     (7,276,000)               -       (7,276,000)
                                                             ---------------------------------------------------------------
Net cash provided by/(used) in financing
activities                                                      14,281,052      (7,714,861)      17,837,800       (6,684,430)
                                                             ---------------------------------------------------------------
Net increase/(decrease) in cash held                             4,161,722      (6,796,752)       9,118,411       (5,443,817)
Cash at the beginning of the financial year                      9,831,097      16,857,003       (2,107,688)       3,336,129
Effects of exchange rate fluctuations on the
balances of cash held in foreign currencies                        177,883        (229,154)               -                -
                                                             ---------------------------------------------------------------
Cash at the end of the financial year               30(a)       14,170,702       9,831,097        7,010,723       (2,107,688)
                                                             ---------------------------------------------------------------

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 8 to 28

SPT Statutory Accounts 30/06/2001                                         Page 7

Notes to the Financial Statements
--------------------------------------------------------------------------------

1.     Statement Of Significant Accounting Policies

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

The financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 that have a material effect with the following exceptions:

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

(b)    Reclassification of financial information
Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to Note 20.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 4. These items are no longer identified separately on the face of the statement of financial performance.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the statement of financial position:

-      deferred tax assets, previously presented within other non-current assets

-      current tax liabilities, previously presented within current provisions

- deferred tax liabilities, previously presented within non-current provisions.

(c)    Principles of consolidation
Controlled entities
The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the partnership are shown as a separate item in the consolidated financial statements.

SPT Statutory Accounts 30/06/2001                                         Page 8

Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Statement Of Significant Accounting Policies (continued)

(c)    Principles of consolidation (continued)
Transactions eliminated on consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(d)    Revenue recognition - Note 3
Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

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

(e)    Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

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

(f) Foreign currency
Transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

SPT Statutory Accounts 30/06/2001                                         Page 9

Notes to the Financial Statements
--------------------------------------------------------------------------------

1.    Statement Of Significant Accounting Policies (continued)

(f)    Foreign currency (continued)
Translation of controlled foreign entities
The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained earnings in the year of disposal.

(g)    Derivatives
The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

Hedges
Anticipated transactions
Where transactions are designated as a hedge of the purchase or sale of goods or services, purchase of qualifying assets, or an interest transaction, gains and losses on the hedge arising up to the date of the transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction when it has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under open swaps and forward rate agreements and the associated deferred gains or losses are not recorded in the statement of financial position until the hedge transaction occurs. The net receivables or payables are then revalued using the foreign currency and interest rates current at reporting date. Refer to Note 22.

Other hedges
All other hedge transactions are initially recorded at the relevant rate at the date of the transaction. Hedges outstanding at balance date are valued at the rates ruling on that date and any gains or losses are brought to account in the statement of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

(h)    Borrowing costs
Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the asset. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(i)    Taxation - Note 6
Partnership
Income tax is not provided for in the financial statements of South Pacific Tyres, as the partnership does not pay tax. The partners are taxable in their individual capacities on their share of the net partnership income.

SPT Statutory Accounts 30/06/2001                                        Page 10

Notes to the Financial Statements
--------------------------------------------------------------------------------

1.  Statement Of Significant Accounting Policies (continued)

(i)  Taxation - Note 6 (continued)
Controlled entities
The controlled entities adopt the income statement liability method of tax effect accounting.

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

(j)  Accounting for acquisitions
Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at the date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any additional costs to be incurred.

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

(k)  Revisions of accounting estimates
Revisions of accounting estimates are recognised prospectively in current and future periods only.

(l)  Receivables - Note 8
The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts.

Trade debtors
Trade debtors to be settled within agreed terms are carried at amounts due.

(m)  Inventories - Note 9
Inventories are carried at the lower of cost and net realisable value. Costs include direct materials, direct labour, other direct variable costs and allocated production overheads necessary to bring inventories to their present location and condition, based on normal operating capacity of the production facilities.

Manufacturing activities
The cost of manufacturing inventories and work-in-progress are assigned on a first-in, first-out basis. Costs arising from exceptional wastage are expensed as incurred.

SPT Statutory Accounts 30/06/2001                                        Page 11

Notes to the Financial Statements
--------------------------------------------------------------------------------

1.   Statement Of Significant Accounting Policies (continued)

(m)    Inventories - Note 9 (continued)
Net realisable value
Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(n)  Investments - Note 11
Investments in controlled entities are carried in the financial statements of the partnership at the lower of cost and recoverable amount.

(o)  Leased assets
Leases under which the partnership or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases
Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

Operating leases
Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

Also refer to Note 23.

(p)  Recoverable amount of non-current assets valued on cost basis
The carrying amount of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amount of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(q)  Depreciation and amortisation
Complex assets
The components of major assets that have materially different useful lives, are effectively accounted for as separate assets, and are separately depreciated.

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

The depreciation/amortisation rates used for each class of asset are as follows:

                                              2001            2000
[X]  Freehold buildings                       2.50%           2.50%
[X]  Leasehold buildings and improvements     2.5%-40%        2.5%-40%
[X]  Plant and equipment                      6.7%-33.33%     6.7%-33.33%
[X]  Leased plant and equipment               15%-20%         15%-20%

SPT Statutory Accounts 30/06/2001                                        Page 12

Notes to the Financial Statements
--------------------------------------------------------------------------------

1.   Statement Of Significant Accounting Policies (continued)

(r)    Payables - Note 14
Liabilities are recognised for the amounts to be paid in the future for goods or services received. Trade accounts payable are settled within agreed terms.

(s)  Interest bearing liabilities - Note 15
Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in "Other creditors and accruals".

(t)  Employee entitlements
Wages, salaries, annual leave and sick leave
The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on current wages and salary rates including related on-costs. Related on-costs are recorded in trade creditors.

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

(u)  Provisions
A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

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

2.   Change in Accounting Policy

Revaluation of non-current assets
The standard requires each class of non-current asset to be measured on either the cost or fair value basis. AASB 1041 does not apply to inventories, foreign currency monetary assets, goodwill, investments accounted for using the equity method, deferred tax assets and other assets measured at net market value where the market value movements are recognised in the statement of financial performance. The partnership has applied revised AASB 1041 as follows:

Freehold land and buildings
The partnership has adopted the deemed cost basis for measuring land and buildings.

SPT Statutory Accounts 30/06/2001                                        Page 13

Notes to the Financial Statements
--------------------------------------------------------------------------------

2.   Change in Accounting Policy (continued)

Other non-current assets
The partnership has continued to apply the cost basis for other applicable non-current assets such as receivables, other financial assets and plant and equipment.

3.   Revenue from ordinary activities

                                                        Consolidated                                Partnership
                                              2001          2000           1999         2001            2000          1999
                                               $m            $m             $m           $m              $m            $m
------------------------------------------------------------------------------------------------------------------------------
Sale of goods revenue from operating
activities                                 774,668,166   871,392,335    889,212,814   483,486,879    501,900,862   538,954,897
Rendering of services revenue from
operating activities                        59,426,109    63,415,235     61,948,854             -              -             -
Other revenue from operating activities
Dividends:
   Associated entities                               -             -              -             -              -    26,220,000
   Other parties                                     -             -                            -              -
Interest:
   Controlled entities                               -             -                    4,141,000      2,943,654     2,425,866
   Associated entities                         969,471         4,433         29,477       969,471          4,433        29,477
   Other parties                               472,630        93,206        153,384       363,101         92,025       153,384
Revenues from outside operating
activities
   Gross proceeds from sale of
   non-current assets                       34,493,521     2,450,608      1,501,898    31,350,563      1,380,371       693,652
   Supply agreement consideration           25,000,000             -              -    25,000,000              -             -
   Insurance proceeds received                       -     1,843,775      4,300,000                    1,843,775     4,300,000
                                           -----------------------------------------------------------------------------------
Total other revenue                         60,935,622     4,392,022      5,984,759    61,824,135      6,264,258    33,822,379
                                           -----------------------------------------------------------------------------------
Total revenue from ordinary activities     895,029,897   939,199,592    957,146,427   545,311,014    508,165,120   572,777,276
                                           -----------------------------------------------------------------------------------

4.   Profit from ordinary activities before income tax expense

                                                      Consolidated                         Partnership
 ----------------------------------------------------------------------------------------------------------------
                                              2001         2000       1999         2001         2000      1999
                                               $            $          $m           $            $         $m
 ----------------------------------------------------------------------------------------------------------------
 (a) Individually significant
 expenses/(revenues) included in profit
 from ordinary activities before income
 tax expense
 Closure of radial truck tyre factory       51,325,856           -         -     51,325,856           -         -
 Supply agreement consideration            (25,000,000)          -         -    (25,000,000)          -         -
 Overhead reduction programme                6,000,000           -         -      5,267,121           -         -
 GST Implementation costs                            -     906,342         -              -     906,342         -
                                           ----------------------------------------------------------------------
                                            32,325,856     906,342         -     31,592,977     906,342         -
                                           ----------------------------------------------------------------------

SPT Statutory Accounts 30/06/2001                                        Page 14

Notes to the Financial Statements
--------------------------------------------------------------------------------

4.   Profit from ordinary activities before income tax expense (continued)

                                                              Consolidated                                Partnership
------------------------------------------------------------------------------------------------------------------------------------
                                                     2001         2000           1999          2001           2000          1999
                                                      $            $              $m            $              $             $m
------------------------------------------------------------------------------------------------------------------------------------
(b) Profit from ordinary activities
before income tax expense has been
arrived at after charging/(crediting)
the following items
Cost of goods sold                                638,908,006  679,736,099    663,624,006   503,820,725    489,779,294   501,360,991
Depreciation of:
   Buildings                                          231,770      342,315        344,879       104,529        209,059       209,058
   Plant and Equipment                             33,609,742   36,248,232     33,391,059    24,194,389     26,669,353    24,159,981
                                                  ----------------------------------------------------------------------------------
                                                   33,841,512   36,590,547     33,735,938    24,298,918     26,878,412    24,369,039
                                                  ----------------------------------------------------------------------------------
Amortisation of:
   Leasehold land and buildings                     1,266,474    1,289,452      1,291,961     1,055,695      1,051,050     1,044,263
   Leased plant and equipment                               -      135,687        388,331             -              -             -
   Goodwill                                           916,281    1,322,848      1,120,120             -              -             -
   Capitalised interest                               575,094    1,150,188      1,150,188       575,094      1,150,188     1,150,188
                                                  ----------------------------------------------------------------------------------
                                                    2,757,849    3,898,175      3,950,600     1,630,789      2,201,238     2,194,451
                                                  ----------------------------------------------------------------------------------
Total depreciation and amortisation                36,599,361   40,488,722     37,686,538    25,929,707     29,079,650    26,563,490
                                                  ----------------------------------------------------------------------------------
Borrowing costs
   Associated Entities                              1,183,238       68,017         31,568     1,183,238         68,017        31,568
   Bank loans and overdrafts                       15,156,976   15,764,117     14,374,681    14,198,138     14,950,712    14,118,397
   Finance charges on capitalised leases                    -       15,916         71,059             -              -             -
                                                  ----------------------------------------------------------------------------------
Total borrowing costs                              16,340,214   15,848,050     14,477,308    15,381,376     15,018,729    14,149,965
                                                  ----------------------------------------------------------------------------------
Research and development expenditure
    Capitalised and written off                     2,771,437    2,400,000      2,400,000     2,771,437      2,400,000     2,400,000
Net bad and doubtful debts expense including
movements in provision for doubtful debts           3,577,421    2,250,489      1,427,188       162,752         90,000        28,732
Net expense for movements in provision
for:
    Employee entitlements                          26,369,314   27,385,170     25,565,689    14,579,703     15,908,352    14,153,677
    Rationalisation and restructuring costs         7,400,000            -              -     7,400,000              -             -
    Rebates, allowances and warranty claims        16,554,727    9,709,528     28,119,307             -              -             -
Net foreign exchange (gain)/loss:
    Borrowings                                         82,387       60,365        209,370        82,387         60,365       137,228
Net (gain)/loss on disposal of non-current
assets:
    Property plant & equipment                      4,151,257     (380,928)       565,291     4,583,063       (208,658)      199,509
Operating lease rental expense
    Minimum lease payments                         30,721,754   31,010,933     28,153,677     3,455,549      3,965,696     2,106,212

5.   Auditors' Remuneration

                                                              Consolidated                                Partnership
------------------------------------------------------------------------------------------------------------------------------------
                                                     2001         2000           1999          2001           2000          1999
                                                      $            $              $m            $              $             $m
------------------------------------------------------------------------------------------------------------------------------------
Audit Services
Auditors of the company - KPMG                        388,613      413,599        309,063       110,954        125,869      100,340
For other Services
Auditors of the company - KPMG                          9,988       16,249          9,517         8,000              -            -

SPT Statutory Accounts 30/06/2001                                        Page 15

Notes to the Financial Statements
--------------------------------------------------------------------------------

6.   Taxation

                                                                                              Consolidated
                                                                                  2001            2000          1999
                                                                                   $               $             $
-------------------------------------------------------------------------------------------------------------------------
(a) Income tax expense
Prima facie income tax expense/(benefit) calculated at 34% (2000: 36% 1999:
36%) on the profit/(loss) from ordinary activities                             (32,928,711)    (4,156,506)    14,201,237
Increase in income tax expense due to:
     Depreciation on buildings                                                      67,305         77,102         85,974
     Amortisation of goodwill                                                      311,536        476,225        403,243
     Sundry items                                                                  348,130        363,891        251,772
Decrease in income tax expense due to:
     Tax exempt dividends from foreign companies                                   (81,026)             -              -
     Effects of lower/higher rates of tax on overseas income                           168         28,087          5,387
     Tax at standard rate on partnership profits attributed to partners        (26,316,550)    (7,002,860)    11,732,322
     Tax rebate on dividends from investments                                                                 (9,439,200)
     Sundry items                                                                   17,000              -              -
Income tax expense/(benefit) on operating profit/(loss) before
individually significant income tax items                                       (5,821,332)     3,735,485              -
Individually significant income tax items:
Restatement of deferred tax balances due to change in company tax rate           1,020,693        392,281              -
                                                                              ------------------------------------------
                                                                                (4,800,639)     4,127,766     12,643,717
Add: Income tax under/(over) provided in prior year                                  7,599        (72,452)      (131,014)
                                                                              ------------------------------------------
Income tax expense/(benefit) attributable to operating profit                   (4,793,040)     4,055,314     12,512,703
                                                                              ------------------------------------------
Income tax expense/(benefit) attributable to operating profit is made up of:
Current income tax provision                                                    (4,673,630)     1,844,818     12,339,744
Under/(over) provision in prior year                                                 7,599        (72,452)      (131,014)
Changes in tax rates                                                             1,020,693        385,396              -
Future income tax benefit                                                       (1,147,702)     1,897,552        303,973
                                                                              ------------------------------------------
                                                                                (4,793,040)     4,055,314     12,512,703
                                                                              ------------------------------------------
(b) Current tax liabilities
Provision for current income tax
Movements during the year:
Balance at the beginning of year                                                   336,975      3,840,269     10,439,651
Other debtor tax receivable reclassified                                        (3,059,756)     3,059,756              -
Income tax (paid)/received                                                       1,960,747     (8,428,895)   (18,834,180)
Under provision in prior year                                                      659,116         21,027       (104,946)
Current year's income tax expense on operating profit                           (4,673,630)     1,844,818     12,339,744
Tax loss transferred to FITB                                                     4,943,644              -              -
                                                                              ------------------------------------------
                                                                                   167,096        336,975      3,840,269
                                                                              ==========================================
(c) Deferred assets
Future income tax benefit
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2000 : 34%) on the following items:
Accumulated non-allowable provisions                                             4,534,967      3,173,605      5,320,555
Accumulated tax losses                                                           4,362,039              -              -
                                                                              ------------------------------------------
                                                                                 8,897,006      3,173,605      5,320,555
                                                                              ==========================================

SPT Statutory Accounts 30/06/2001                                        Page 16

Notes to the Financial Statements
--------------------------------------------------------------------------------

7.     Cash assets

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Cash                                                          9,531,203   13,764,042         7,000         7,895
 Bank short term deposits, maturing daily and paying
 interest at a weighted average interest rate of 5.3%
 (2000 : 5.6% )                                                9,500,000    3,000,000     9,500,000     3,000,000
                                                            -----------------------------------------------------
                                                              19,031,203   16,764,042     9,507,000     3,007,895
                                                            =====================================================

8.     Receivables

 Current
 Trade debtors                                               144,342,429  151,167,149    32,347,783    28,500,169
 Less : Provision for doubtful trade debtors                   2,978,136    2,044,584         7,248       104,354
 Less : Provision for rebates, allowances and warranty
 claims                                                        6,236,155    6,844,271             -             -
                                                            -----------------------------------------------------
                                                             135,128,138  142,278,294    32,340,535    28,395,815

 Amounts owing by controlled entities                                  -            -   121,569,174   125,281,585
 Other debtors                                                 9,729,633   12,256,307     7,437,719     7,727,198
                                                            -----------------------------------------------------
                                                             144,857,771  154,534,601   161,347,428   161,404,598
 Non-current
 Other receivables from controlled entities and owners        29,091,771    3,028,266    56,622,712    30,834,307
                                                            -----------------------------------------------------
                                                             173,949,542  157,562,867   217,970,140   192,238,905
                                                            =====================================================

Other receivable amounts generally arise from transactions outside the usual operating activity of the consolidated entity.

9.     Inventories

 Current
 Raw materials and stores at cost                              8,586,621   11,169,258     7,171,153     9,442,092
 Less : Provision for stock obsolescence                         687,974            -       687,974             -
                                                            -----------------------------------------------------
 Raw materials and stores                                      7,898,647   11,169,258     6,483,179     9,442,092
                                                            -----------------------------------------------------
 Work in progress at cost                                     10,049,660   12,190,619    10,036,443    12,171,274
 Less : Provision for stock obsolescence                               -      376,870             -       376,870
                                                            -----------------------------------------------------
 Work in progress                                             10,049,660   11,813,749    10,036,443    11,794,404
                                                            -----------------------------------------------------
 Finished goods at cost                                      146,653,991  133,186,303   110,174,879   100,526,263
 Less : Provision for stock obsolescence                       3,148,426      831,246     3,000,000       416,038
                                                            -----------------------------------------------------
 Finished goods                                              143,505,565  132,355,057   107,174,879   100,110,225
                                                            -----------------------------------------------------
 Other stocks at cost                                          6,482,468    8,608,902     6,385,272     8,153,270
 Less : Provision for stock obsolescence                         689,807      436,881       686,807       399,681
                                                            -----------------------------------------------------
 Other stocks                                                  5,792,661    8,172,021     5,698,465     7,753,589
                                                            -----------------------------------------------------
                                                             167,246,533  163,510,085   129,392,966   129,100,310
                                                            =====================================================

10.    Other current assets

 Prepayments                                                   2,521,577    7,481,840       147,388     1,177,275
                                                            =====================================================

11.    Other financial assets

Non-current
Investments in controlled entities
Unlisted shares at cost                                                -            -    21,496,245    21,496,245
                                                            -----------------------------------------------------
                                                                       -            -    21,496,245    21,496,245
                                                            =====================================================

SPT Statutory Accounts 30/06/2001                                       Page 17

Notes to the Financial Statements
--------------------------------------------------------------------------------

12. Property, plant and equipment

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Freehold land
         At cost                                               3,350,000            -       609,000             -
         Independent valuation 1997                                    -    4,580,000             -       609,000
                                                            -----------------------------------------------------
                                                               3,350,000    4,580,000       609,000       609,000
                                                            -----------------------------------------------------
 Freehold buildings
         At cost                                              12,644,461      283,554     8,362,347           615
         Accumulated depreciation                             (1,105,417)     (11,120)     (627,168)           30
                                                            -----------------------------------------------------
                                                              11,539,044      272,434     7,735,179           585
                                                            -----------------------------------------------------
         Independent valuation 1997                                    -   13,518,015             -     8,361,732
         Accumulated depreciation                                      -     (976,231)            -      (522,609)
                                                            -----------------------------------------------------
                                                                       -   12,541,784             -     7,839,123
                                                            -----------------------------------------------------
                                                              11,539,044   12,814,218     7,735,179     7,839,708
                                                            -----------------------------------------------------
 Leasehold land and buildings
         At cost                                              57,359,594    4,126,604    54,525,141     1,183,044
         Accumulated depreciation                             (5,634,349)  (2,033,238)   (3,665,593)      (47,729)
                                                            -----------------------------------------------------
                                                              51,725,245    2,093,366    50,859,548     1,135,315
                                                            -----------------------------------------------------
         Independent valuation 1997                                    -   53,185,698             -    53,185,698
         Accumulated depreciation                                          (2,562,169)            -    (2,562,169)
                                                            -----------------------------------------------------
                                                                       -   50,623,529             -    50,623,529
                                                            -----------------------------------------------------
                                                              51,725,245   52,716,895    50,859,548    51,758,844
                                                            -----------------------------------------------------
 Plant and equipment
         At cost                                             400,274,271  478,297,045   286,379,746   365,525,644
         Accumulated depreciation                           (248,977,499)(274,629,749) (170,595,183) (201,970,151)
                                                            -----------------------------------------------------
                                                             151,296,772  203,667,296   115,784,563   163,555,493
                                                            -----------------------------------------------------
 Buildings and plant under construction
         At cost                                              14,837,434   17,803,033    13,456,677    14,984,959
                                                            -----------------------------------------------------
 Total property, plant and equipment net book value          232,748,495  291,581,442   188,444,967   238,748,004
                                                            =====================================================
 Reconciliations
 Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
 Freehold land
 Carrying amount at the beginning of year                      4,580,000    4,580,000       609,000       609,000
 Additions                                                             -            -             -             -
 Disposals                                                    (1,230,000)           -             -             -
                                                            -----------------------------------------------------
 Carrying amount at the end of year                            3,350,000    4,580,000       609,000       609,000
                                                            -----------------------------------------------------
 Buildings

 Carrying amount at the beginning of year                     12,814,218   12,957,752     7,839,708     8,048,767
 Currency conversion                                            (125,248)     123,058             -             -
 Additions                                                        25,621       41,599             -             -
 Transfer from capital works in progress                          28,895       34,124             -             -
 Transfer from related companies/divisions                          (341)           -             -             -
 Disposals                                                      (972,331)           -             -             -
 Depreciation                                                   (231,770)    (342,315)     (104,529)     (209,059)
                                                            -----------------------------------------------------
 Carrying amount at the end of year                           11,539,044   12,814,218     7,735,179     7,839,708
                                                            -----------------------------------------------------
 Leasehold land and buildings

 Carrying amount at the beginning of year                     52,716,895   53,832,087    51,758,844    52,695,013
 Additions                                                             -            -             -             -
 Transfer from capital works in progress                         302,772      188,809       156,399       114,881
 Disposals                                                       (27,948)     (14,549)            -             -
 Depreciation                                                 (1,266,474)  (1,289,452)   (1,055,695)   (1,051,050)
                                                            -----------------------------------------------------
 Carrying amount at the end of year                           51,725,245   52,716,895    50,859,548    51,758,844
                                                            -----------------------------------------------------

SPT Statutory Accounts 30/06/2001                                       Page 18

Notes to the Financial Statements
--------------------------------------------------------------------------------

12.    Property, plant and equipment (continued)

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Plant and equipment
 Carrying amount at the beginning of year                    203,667,295  208,653,030   163,555,493   167,905,481
 Currency conversion                                             (42,312)      43,960             -             -
 Acquired businesses/subsidiaries                                      -      483,835             -             -
 Additions                                                        76,744      148,930             -             -
 Transfer from leased to fixed assets                                  -      100,655             -             -
 Transfer from capital works in progress                      18,193,833   33,690,436    12,962,920    25,105,106
 Transfer from related companies/divisions                           547            -       (30,741)     (463,840)
 Disposals                                                   (36,414,499)  (2,055,130)  (35,933,626)   (1,171,713)
 Amortisation of capitalised interest                           (575,094)  (1,150,188)     (575,094)   (1,150,188)
 Depreciation                                                (33,609,742) (36,248,232)  (24,194,389)  (26,669,353)
                                                            -----------------------------------------------------
 Carrying amount at the end of year                          151,296,772  203,667,296   115,784,563   163,555,493
                                                            -----------------------------------------------------
 Capital works in progress
 Carrying amount at the beginning of year                     17,803,033   26,931,518    14,984,959    23,000,419
 Additions                                                    15,559,901   24,784,884    11,591,038    17,204,527
 Transfer to property, plant and equipment                   (18,525,500) (33,913,369)  (13,119,320)  (25,219,987)
                                                            -----------------------------------------------------
 Carrying amount at the end of year                           14,837,434   17,803,033    13,456,677    14,984,959
                                                            -----------------------------------------------------

13.    Intangibles

 Goodwill - at cost                                            7,546,103    7,421,324             -             -
 Accumulated amortisation                                     (2,078,779)  (1,099,996)            -             -
                                                            -----------------------------------------------------
                                                               5,467,324    6,321,328             -             -
                                                            =====================================================

14.    Payables

 Current
 Trade creditors                                             144,000,065  141,618,505   102,296,485    94,304,965
 Other creditors                                                 136,276      340,110         8,696       224,632
                                                            -----------------------------------------------------
                                                             144,136,341  141,958,615   102,305,181    94,529,597
 Non-current
 Trade creditors                                                 936,640    1,112,817       542,766       701,323
 Other creditors                                              25,870,616       21,986    25,870,616        21,986
                                                            -----------------------------------------------------
                                                              26,807,256    1,134,803    26,413,382       723,309
                                                            -----------------------------------------------------
                                                             170,943,597  143,093,418   128,718,563    95,252,906
                                                            =====================================================

SPT Statutory Accounts 30/06/2001                                       Page 19

Notes to the Financial Statements
--------------------------------------------------------------------------------

15.    Interest bearing liabilities

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Current
 Bank overdrafts - unsecured                                   4,860,501    6,932,945     2,496,277     5,115,583
 Bank loans repayable in A$ - unsecured                       50,000,000   80,000,000    50,000,000    80,000,000
 Bills of exchange - unsecured                                89,756,120  160,093,457    84,756,120   154,593,457
 Other loans repayable in A$ - unsecured                               -    3,025,758             -             -
                                                            -----------------------------------------------------
                                                             144,616,621  250,052,160   137,252,397   239,709,040
                                                            -----------------------------------------------------
 Financing arrangements
 The consolidated entity has access to the following lines
 of credit:
 Total facilities available:
 Bank overdrafts                                               8,421,909    8,331,253     5,000,000     5,000,000
 Commercial Bills                                             90,500,000  160,500,000    85,000,000   155,000,000
 Bank loans                                                   50,000,000   80,000,000    50,000,000    80,000,000
 Money market line                                            11,137,527   20,000,000    10,000,000    20,000,000
                                                            -----------------------------------------------------
                                                             160,059,436  268,831,253   150,000,000   260,000,000
                                                            -----------------------------------------------------
 Facilities utilised at balance date:
 Bank overdrafts                                               2,332,579   (1,373,968)     (237,869)   (2,913,291)
 Commercial bills                                             90,000,000  160,500,000    85,000,000   155,000,000
 Bank loans                                                   50,000,000   80,000,000    50,000,000    80,000,000
 Money market line                                            (9,021,360)  (3,000,000)   (9,500,000)   (3,000,000)
                                                            -----------------------------------------------------
                                                             133,311,219  236,126,032   125,262,131   229,086,709
                                                            -----------------------------------------------------
 Facilities not utilised at balance date:
 Bank overdrafts                                               6,089,330    9,705,221     5,237,869     7,913,291
 Commercial bills                                                500,000            -             -             -
 Bank loans                                                            -            -             -             -
 Money market line                                            20,158,887   23,000,000    19,500,000    23,000,000
                                                            -----------------------------------------------------
                                                              26,748,217   32,705,221    24,737,869    30,913,291
                                                            -----------------------------------------------------

Interest on bank overdrafts is charged at prevailing market rates. The effective interest rates for all overdrafts as at 30 June 2001 is 8.75% (2000: 7.75%). All bank loans are denominated in Australian dollars. The bank loans amount in current liabilities comprises the portion of the consolidated entity's bank loan payable within one year The effective interest rate on commercial bills and bank loans is 5.58% (2000: 6.27%).

16.    Provisions

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Current
 Employee entitlements                                        43,855,274   39,225,142    29,550,117    25,048,134
 Rationalisation and restructuring                             6,846,979            -     6,846,979             -
                                                            -----------------------------------------------------
                                                              50,702,253   39,225,142    36,397,096    25,048,134
                                                            =====================================================
 Non-current
 Employee entitlements                                         8,561,903    9,999,996     4,946,604     6,388,028
                                                            -----------------------------------------------------
                                                               8,561,903    9,999,996     4,946,604     6,388,028
                                                            =====================================================
 Number of employees                                               4,323        4,975         1,565         2,124

SPT Statutory Accounts 30/06/2001                                    Page 20

Notes to the Financial Statements
--------------------------------------------------------------------------------

17.    Amounts payable/receivable in foreign currencies

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 The Australian dollar equivalents of unhedged amounts
 payable or receivable in foreign currencies, calculated
 at year-end exchange rates, are as follows:
 United states dollars
 Amounts payable :
 Current                                                       2,922,742    3,752,339     2,709,191     3,752,339
 Deutsche marks
 Amounts payable :
 Current                                                          69,881            -        69,881             -
 Euro dollar
 Amounts payable :
 Current                                                       1,230,277      321,507     1,230,277       321,507
                                                            -----------------------------------------------------
 Total                                                         4,222,900    4,073,846     4,009,349     4,073,846
                                                            =====================================================

18.    Contributed equity

 Goodyear Tyres Pty Ltd
 ----------------------
 Contributed equity at the beginning of year                 100,000,000  100,000,000   100,000,000   100,000,000
 Additional contributed equity                                58,837,569            -    58,837,569             -
                                                            -----------------------------------------------------
 Contributed equity at the end of year                       158,837,569  100,000,000   158,837,569   100,000,000
                                                            =====================================================
 Pacific Dunlop Tyres Pty Ltd
 ----------------------------
 Contributed equity at the beginning of year                 100,000,000  100,000,000   100,000,000   100,000,000
 Additional contributed equity                                58,837,568            -    58,837,568             -
                                                            -----------------------------------------------------
 Contributed equity at the end of year                       158,837,568  100,000,000   158,837,568   100,000,000
                                                            -----------------------------------------------------
                                                             317,675,137  200,000,000   317,675,137   200,000,000
                                                            =====================================================

19.    Reserves

 Asset revaluation                                            12,561,891   12,420,308    11,409,810    11,409,810
 Foreign currency translation                                 (3,341,868)  (2,956,331)            -             -
                                                            -----------------------------------------------------
                                                               9,220,023    9,463,977    11,409,810    11,409,810
                                                            =====================================================
 Movements during the year
 Asset revaluation reserve
 Balance at the beginning of year                             12,420,308   12,420,308    11,409,810    11,409,810
 Transferred to retained profits                                 141,583            -             -             -
                                                            -----------------------------------------------------
 Balance at the end of year                                   12,561,891   12,420,308    11,409,810    11,409,810
                                                            -----------------------------------------------------
 Foreign currency translation reserve
 Balance at the beginning of year                             (2,956,331)  (2,568,182)            -             -
 Translation adjustment on assets and liabilities held in
 foreign currencies                                             (385,537)    (388,149)            -             -
                                                            -----------------------------------------------------
 Balance at the end of year                                   (3,341,868)  (2,956,331)            -             -
                                                            -----------------------------------------------------
 Nature and purpose of reserves

 Asset revaluation
 The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets.
 Foreign currency reserve
 The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(f).

SPT Statutory Accounts 30/06/2001                                        Page 21

Notes to the Financial Statements
--------------------------------------------------------------------------------

20.    Retained profits/(accumulated losses)

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
-----------------------------------------------------------------------------------------------------------------
 Goodyear Tyres Pty Ltd
 ----------------------
 Retained profits/(accumulated losses) at the beginning of
 year                                                         (3,696,211)   7,761,523     3,478,764    16,842,958
 Net profit/(loss) attributable to partners                  (46,028,197)  (7,819,734)  (38,700,808)   (9,726,194)
 Amounts transferred from reserves                               (70,792)           -             -             -
 Distribution of profits to partners                                   -   (3,638,000)            -    (3,638,000)
                                                            -----------------------------------------------------
 Retained profits/(accumulated losses) at the end of year    (49,795,200)  (3,696,211)  (35,222,044)    3,478,764
                                                            -----------------------------------------------------
 Pacific Dunlop Tyres Pty Ltd
 ----------------------------
 Retained profits/(accumulated losses) at the beginning of
 year                                                         (2,693,027)   8,764,707     4,481,952    17,846,147
 Net profit/(loss) attributable to partners                  (46,028,197)  (7,819,734)  (38,700,809)   (9,726,195)
 Amounts transferred from reserves                               (70,791)           -             -             -
 Distribution of profits to partners                                   -   (3,638,000)            -    (3,638,000)
                                                            -----------------------------------------------------
 Retained profits/(accumulated losses) at the end of year    (48,792,015)  (2,693,027)  (34,218,857)    4,481,952
                                                            -----------------------------------------------------
                                                             (98,587,215)  (6,389,238)  (69,440,901)    7,960,716
                                                            =====================================================

21.    Outside equity interest

                                                                                      Consolidated
                                                                             2001          2000          1999
                                                                              $             $             $
----------------------------------------------------------------------------------------------------------------
 Outside equity interest in controlled entities comprise:
 Interest in retained profits at the beginning of the financial year
 after adjusting for outside equity interests in entities                   1,065,255     1,026,952     1,019,607
 Interest in operating profit after income tax                                    285        38,303         7,345
 Interest in dividends provided for or paid                                   (30,990)            -             -
                                                                          ---------------------------------------
 Interest in retained profits at the end of the financial year              1,034,550     1,065,255     1,026,952

 Interest in share capital                                                     95,458        95,458        95,458
 Interest in reserves                                                        (644,320)     (547,934)     (644,971)
                                                                          ---------------------------------------
 Total outside equity interest                                                485,688       612,779       477,439
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

Each contract involves quarterly payment or receipt of the net amount of interest. At 30 June 2001 the fixed rates varied from 5.5% to 7.2% (2000: 7.2% to 7.3%) and floating rates were at bank bill rates plus the consolidated entity's credit margin. The weighted average effective floating interest rate at 30 June 2001 was 6.3% (2000: 5.9%).

SPT Statutory Accounts 30/06/2001                                        Page 22

Notes to the Financial Statements
--------------------------------------------------------------------------------

22.    Additional financial instruments disclosure (continued)

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                                                    Fixed interest maturity in:
                                    Weighted
                                    Average      Floating                       Over        More          Non-
                                    Interest     interest        1 year       1 year to    than 5      interest
            2001              Note    Rate         rate         or less        5 years     years        bearing        Total
------------------------------------------------------------------------------------------------------------------------------
 Financial assets
 ----------------
 Cash                            7   5.30%       18,919,043                                              112,160    19,031,203
 Receivables                     8      -                                                            173,949,542   173,949,542
                                                ------------------------------------------------------------------------------
                                                 18,919,043                                          174,061,702   192,980,745
                                                ------------------------------------------------------------------------------
 Financial liabilities
 ---------------------
 Bank overdrafts and loans      15   5.80%      144,616,621                                                        144,616,621
 Accounts payable               14                        -                                          177,020,174   177,020,174
 Employee entitlements          16   3.00%                    43,855,274    5,435,984    3,125,919                  52,417,177
                                                ------------------------------------------------------------------------------
                                                144,616,621   43,855,274    5,435,984    3,125,919   177,020,174   374,053,972
                                                ------------------------------------------------------------------------------
 Interest rate swaps                            (40,000,000)  20,000,000   20,000,000

             2000
------------------------------------------------------------------------------------------------------------------------------
 Financial assets
 ----------------
 Cash                            7   5.60%       16,647,959                                              116,083    16,764,042
 Receivables                     8      -                                                            157,562,867   157,562,867
                                                ------------------------------------------------------------------------------
                                                 16,647,959            -            -            -   157,678,950   174,326,909
                                                ------------------------------------------------------------------------------
 Financial liabilities
 ---------------------
 Bank overdrafts and loans      15   6.40%      247,026,402                                            3,025,758   250,052,160
 Accounts payable               14      -                                                            143,093,418   143,093,418
 Employee entitlements          16   3.00%                    39,255,142    5,593,163    4,406,833                  49,255,138
                                                ------------------------------------------------------------------------------
                                                247,026,402   39,255,142    5,593,163    4,406,833   146,119,176   442,400,716
                                                ------------------------------------------------------------------------------
 Interest rate swaps                            (40,000,000)  20,000,000   20,000,000
                                                ------------------------------------------------------------------------------


(b)    Foreign Exchange Risk
The consolidated entity enters into forward foreign exchange contracts to hedge foreign currency purchases expected in each month within the following six months within Board approval limits. The amount of anticipated future purchases and sales are forecast in light of current conditions in foreign markets, commitments from customers and experience.


SPT Statutory Accounts 30/06/2001                                        Page 23

Notes to the Financial Statements
--------------------------------------------------------------------------------

22.    Additional financial instruments disclosure (continued)
The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rate and the settlement periods of outstanding contracts for the consolidated entity

                                                                        2001        2000       2001       2000
                                                                          Average rate          $          $
                                                                     ---------------------------------------------
Buy US Dollars
--------------
Not later than one year                                                  0.51        0.60   11,865,049 10,828,075
Later than one year but not later than two years                                                    -
Later than two years but not later than three years                                                 -
                                                                                            ----------------------
                                                                                            11,865,049  10,828,075
                                                                                            ----------------------
Buy EURO dollars
----------------
Not later than one year                                                  0.60        0.63    4,444,162     577,373
Later than one year but not later than two years                                                     -           -
Later than two years but not later than three years                                                  -           -
                                                                                            ----------------------
                                                                                             4,444,162     577,373
                                                                                          ----------------------
Buy Japanese yen
----------------
Not later than one year                                                 62.42       61.75      551,735     266,265
Later than one year but not later than two years                                                     -           -
Later than two years but not later than three years                                                  -           -
                                                                                            ----------------------
                                                                                               551,735     266,265
                                                                                            ----------------------
Buy English pound
-----------------
Not later than one year                                                  0.36        -         164,002           -
Later than one year but not later than two years                                                     -           -
Later than two years but not later than three years                                                  -           -
                                                                                            ----------------------
                                                                                               164,002           -
                                                                                            ----------------------

As these contracts are hedging anticipated purchases, any unrealised gains and losses on the contracts, together with the costs of the contracts, will be deferred and then recognised in the financial statements at the time the underlying transaction occurs as designated. The gross deferred gains and losses on hedges of anticipated foreign currency purchases are:

                                                                                     Consolidated
                                                                              2001                  2000
                                                                        Gains      Losses     Gains      Losses
                                                                          $          $          $          $
Not later than one year                                                130,010           -          -     30,986
Later than one year but not later than two years                             -           -          -          -
Later than two years but not later than three years                          -           -          -          -

When the underlying transaction has occurred as designated, the effect of the hedge has been recognised in the financial statements.

(c)    Commodity price risk
The consolidated entity enters into futures contracts to hedge (or hedge a proportion of ) commodity purchase prices on anticipated specific purchase commitments of natural rubber. The terms of these contracts are rarely more than one year. There were no contracts outstanding at year end (2000: $982,528).

As these contracts are hedging anticipated future purchases, any unrealised gains and losses on the contracts, together with the costs of the contracts, will be recognised in the measurement of the underlying purchase commitment. The net unrecognised loss on hedges of anticipated future commodity purchase contracts as at 30 June 2001 was $Nil (2000: $193,646)


SPT Statutory Accounts 30/06/2001                                        Page 24

Notes to the Financial Statements
--------------------------------------------------------------------------------

22.    Additional financial instruments disclosure (continued)

(d)    Credit risk exposures
Credit risk represents the loss that would be recognised if counterparts failed to perform as contracted.

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

Interest rate swaps and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks. The maximum credit risk exposure on foreign currency contracts is the full amount the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity as is disclosed at Note 22(b).

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


SPT Statutory Accounts 30/06/2001                                        Page 25

Notes to the Financial Statements
--------------------------------------------------------------------------------

22.    Additional financial instruments disclosure (continued)

Net fair values
Recognised Financial Instruments
The carrying amounts and net fair values of financial assets and financial liabilities as at the reporting date are as follows:

                                                                                Consolidated
                                                                      2001                        2000
                                                             Carrying      Net fair      Carrying     Net fair
                                                              amount         value        amount        value
                                                                 $             $            $             $
------------------------------------------------------------------------------------------------------------------
Financial assets
Cash assets                                                  19,031,203    19,031,203    16,764,042   16,764,042
Receivables                                                 173,949,542   173,949,542   157,562,867  157,562,867
Financial liabilities
Payables                                                    177,020,174   177,020,174   143,093,418  143,093,418
Bank overdrafts and loans                                   144,616,621   144,616,621   250,052,160  250,052,160
Employee entitlements                                        52,417,177    52,417,177    49,225,138   49,225,138

Unrecognised Financial Instruments
The net fair value of financial instruments not recognised on the statement of financial position held at the reporting date are:

                                                          2001         2000
                                                           $             $
------------------------------------------------------------------------------
Forward foreign exchange contracts gains/(losses)       130,010        (30,986)
Futures commodity contracts                                   -       (193,646)
                                                       -----------------------
                                                        130,010       (224,632)
                                                       -----------------------

23.    COMMITMENTS

                                                                   Consolidated                Partnership
                                                                2001          2000          2001          2000
                                                                  $            $             $             $
------------------------------------------------------------------------------------------------------------------
Capital  expenditure commitments
Plant
Contracted but not provided for and payable within one
year                                                           3,443,409     2,924,713     3,443,409     2,924,713
                                                            ------------------------------------------------------
                                                               3,443,409     2,924,713     3,443,409     2,924,713
                                                            ======================================================
Lease commitments

Operating lease expense commitments

         Future operating lease commitments not provided
         for in the financial statements and payable:
         Within one year                                      24,943,656    23,145,222        45,803       277,940
         One year or later and no later than five years       52,461,006    45,346,408             -        20,995
         Later than 5 years                                   11,994,208    10,091,396             -             -
                                                            ------------------------------------------------------
                                                              89,398,870    78,583,026        45,803       298,935
                                                            ======================================================

South Pacific Tyres leases property under non-cancellable operating leases expiring from one to ten years. Leases generally provide the company with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

SPT Statutory Accounts 30/06/2001                                        Page 26

Notes to the Financial Statements
--------------------------------------------------------------------------------

24.    Contingent liabilities
There were no contingent liabilities as at 30 June 2001 and 30 June 2000

25.    Related party transactions
The partnership from time to time has dealings with Pacific Dunlop Limited Group Companies and Goodyear Tire & Rubber Co. Group Companies.

Under the partnership agreement, South Pacific Tyres leases certain properties from Pacific Dunlop Limited and Goodyear Australia Limited (a wholly owned subsidiary of Goodyear Tire & Rubber Co.) on the basis of equitable rentals between the partners.

The amounts of these transactions are detailed below:

                                                             Consolidated
                                                          2001         2000
Lease Payments                                             $             $
------------------------------------------------------------------------------
Pacific Dunlop Limited Group Companies                   238,094       259,976
Goodyear Tire & Rubber Co. Group Companies                82,254        89,814

On 20/12/2000, the partnership sold fixed assets to Goodyear and the proceeds from the sale of $31.3m are payable in two years from the date of sale. Interest on the outstanding amount is charged at market rate and is payable quarterly in arrears.

On 29/12/2000, the partnership entered into a supply agreement whereby Goodyear will be (subject to certain conditions) the exclusive supplier of certain tyres for a period of ten years commencing 01/01/2001. The partnership will receive $25.0m plus interest in consideration for this exclusivity of supply. The amount, although not receivable until 01/01/2003, has been recognised as indirect revenue in the current year.

On 20/12/2000, the partnership received a loan of $56.3m from Pacific Dunlop Limited for a period of two years. Interest is charged at market rate and is payable quarterly in arrears.

In addition, the partnership has assigned the receivable from Goodyear for the proceeds due on the sale of fixed assets of $31.3m noted above as partial settlement of the loan from Pacific Dunlop Limited.

                                                                                              Consolidated
                                                                                           2001           2000
                                                                                            $              $
------------------------------------------------------------------------------------------------------------------
Interest brought to account by the partnership in relation to these loans during the year:
Interest expense                                                                           848,630            -
Interest revenue                                                                           848,630            -

The amounts included in receivables and payables in relation to these loans are:
Non-current receivables
-----------------------
Goodyear Tire & Rubber Co. Group Companies                                              25,848,630            -
Non-current payables
--------------------
Pacific Dunlop Limited Group Companies                                                  25,848,630            -

All other dealings with the above parties are on normal commercial terms and involve the purchase and/or supply of materials from/to both parties and the provision of forward exchange cover and commodity hedging by Pacific Dunlop Limited Group Companies.

SPT Statutory Accounts 30/06/2001                                        Page 27

Notes to the Financial Statements
---------------------------------------------------------------------------

25.    Related party transactions (continued)
The amounts of these transactions are detailed below:

                                                          Consolidated
                                                       2001         2000
Sale of goods and services                              $             $
---------------------------------------------------------------------------
Pacific Dunlop Limited Group Companies               1,069,123    1,425,500
Goodyear Tire & Rubber Co. Group Companies           1,651,599   22,530,154
Purchase of goods and services

Pacific Dunlop Limited Group Companies               6,341,537   18,787,973
Goodyear Tire & Rubber Co. Group Companies          97,095,319   53,790,686

Details of interest received/paid to related parties are set out in Notes 3 & 4

The amounts included in receivables and payables in relation to South Pacific Tyres are set out in the notes to the financial statements and the amounts relating to the other parties are:

Current receivables
-------------------
Pacific Dunlop Limited Group Companies                     366,461      133,484
Goodyear Tire & Rubber Co. Group Companies                 838,112    1,514,660

Current payables
----------------
Pacific Dunlop Limited Group Companies                   1,032,402      942,111
Goodyear Tire & Rubber Co. Group Companies              22,124,586   10,620,245

The names of each person holding the position of director of the company during the year were:

             Mr S Gibara                            Mr E Rodia
             Mr R Tieken                             Mr H Pace
               Mr P Gay                            Mr R Chadwick
             Mr J Rennie                             Mr I Veal

At the time of holding the office of director of the company each director was an executive of the South Pacific Tyres partnership, and held the office of director of the company in order to discharge, in whole or in part, the duties as an executive officer of the partnership.

26.    Superannuation commitments

Employer Plans
The partnership and its controlled entities participate in a number of superannuation funds for employees.

                                                                                Date of last actuarial
         Fund                  Benefit Type            Basis of Contribution         valuation                   Actuary
Pacific Dunlop              Defined                 Balance of cost/Defined
Superannuation Fund         benefit/accumulation    contribution                     1/07/1999            William M Mercer Pty Ltd
Pacific Dunlop Executive
Superannuation Fund         Defined Benefit         Balance of cost                 1/07/1999             William M Mercer Pty Ltd

The liabilities of all superannuation funds are covered by the assets in the funds or by specific provisions created by the partnership or its controlled entities.

The partnership and its controlled entities are obliged to contribute to the superannuation funds as a consequence of Legislation or Trust Deeds. Legal enforceability is dependent on the terms of the Legislation and the Trust Deed.

SPT Statutory Accounts 30/06/2001                                        Page 28

Notes to the Financial Statements
--------------------------------------------------------------------------------

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

28.    Particulars relating to controlled entities
Details of controlled entities, including the extent that each contributed to the period's result are given below:

                                               Tyre                    South
                                  South      Marketers     Sacrt      Pacific
                                 Pacific    (Australia)   Trading   Tyres (PNG)  Dunlop PNG  Consolidated
                                  Tyres       Limited     Pty Ltd     Pty Ltd      Pty Ltd   adjustments    Totals
Place of Incorporation                          Vic         Vic         PNG          PNG
Beneficial Interest held by
  Partnership                                  100%        100%         80%          80%
Class of shares                              Ordinary    Ordinary     Ordinary    Ordinary
Book value of partnership's
investment
         2001                                21,496,245                                                     21,496,245
         2000                                21,496,245                                                     21,496,245
Dividends received or
receivable by partnership:
         2001
         2000

Dividends credited to
investment account
         2001
         2000

Contribution to the consolidated
profit after tax inclusive of
abnormal items and after deducting
the amount attributable to Outside
Equity Interest:
         2001                  (77,401,617) (17,107,153)    217,544      12,315      (11,172)  2,233,689   (92,056,394)
         2000                  (19,452,389)   3,363,501     411,212      24,720      128,488    (115,000)  (15,639,468)

29.    Events subsequent to balance date
Since the end of the financial year, the following matters or circumstances have arisen that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the consolidated entity.

A memorandum of understanding has been signed by the partners on issues regarding the future of the South Pacific Tyres Joint Venture, including the basis of future funding and opportunities for continuance or dissolvement of the partnership. Agreement to give effect to the understandings in the memorandum is subject to completion of a definitive agreement and the approval of the boards of the partners.

Further on the 28/th/ September 2001, South Pacific Tyres announced details of major restructuring plans for its Australian tyre manufacturing operations. The restructure is aimed at turning around its recent poor performance to ensure its survival as a profitable competitive business. The key elements include:

..      Closure of the Footscray factory over the period December 2001 through to
       March 2002, with a total of 440 redundancies;


SPT Statutory Accounts 30/06/2001                                        Page 29

Notes to the Financial Statements
--------------------------------------------------------------------------------

29     Events subsequent to balance date (continued)

..      Reconfiguration of passenger tyre production to consolidate all current
       Somerton and Thomastown production of this category at the Somerton site by July 2002, with 380 redundancies and the closure of the Thomastown factory.

..      Streamlining of some related corporate and executive level administration with the redundancy of 70 staff.

30.    Notes to the statements of cash flows

(a)    Reconciliation of cash
For the purposes of the statement of cash flows, cash includes cash on hand and at bank and investments in money market instruments net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

                                    Consolidated                Partnership
                                 2001          2000          2001          2000
                                   $            $             $             $
------------------------------------------------------------------------------------
 Cash assets                     9,531,203    13,764,042         7,000         7,895
 Cash on deposit                 9,500,000     3,000,000     9,500,000     3,000,000
 Bank overdrafts                (4,860,501)   (6,932,945)   (2,496,277)   (5,115,583)
                              ------------------------------------------------------
                                14,170,702     9,831,097     7,010,723    (2,107,688)
                              ======================================================

(b)    Acquisition/disposal of businesses and entities
During both the 2000 and 2001 financial years the partnership purchased no businesses.

During the year the consolidated entity purchased 100% of businesses of which the details are as follows:


                                                        Consolidated
                                                    2001          2000
  Acquisitions of businesses                          $             $
 -------------------------------------------------------------------------
 Net assets acquired/disposed
     Property, plant and equipment                  25,000     1,202,541
     Inventories                                     7,000       632,584
     Other assets                                        -         1,105
     Prepayments                                         -        30,178
     Creditors                                      (9,077)     (307,276)
     Other liabilities and provisions                    -      (121,573)
                                                -------------------------
 Goodwill                                           22,923     1,437,559
 Consideration                                      62,277     7,544,176

                                                -------------------------
     Cash paid/(received)                           85,200     8,981,735
                                                =========================
 Outflow/(inflow) of cash
                                                -------------------------
     Cash consideration                             85,200     8,981,735
                                                =========================


SPT Statutory Accounts 30/06/2001                                        Page 30

Notes to the Financial Statements
--------------------------------------------------------------------------------

30.    Notes to the statements of cash flows (continued)

(c) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

                                                                  Consolidated                Partnership
                                                               2001          2000          2001          2000
                                                                 $            $             $             $
----------------------------------------------------------------------------------------------------------------
Loss from ordinary activities after income tax              (92,056,109) (15,601,165)  (77,401,617)  (19,452,389)

Add /(less) items classified as investing/financing
activities:
    (Profit)/loss on sale of non-current assets               4,151,257     (380,928)    4,583,063      (208,658)
Add(less) non-cash items:
    Amortisation                                              2,757,849    3,898,175     1,630,789     2,201,238
    Depreciation                                             33,841,512   36,590,547    24,298,918    26,878,412
    Amounts set aside to provisions                          43,862,097   37,464,342     4,482,597    15,998,352
    (Decrease)/increase in income taxes payable                (169,879)  (3,503,294)            -             -
    Decrease/(increase) in future income tax benefit         (5,723,401)   2,146,950             -             -
    Write-off bad trade debts                                 2,639,365    1,880,845       259,858             -
                                                            ------------------------------------------------------
Net cash provided by operating activities before change
in assets and liabilities                                   (10,697,309)  62,495,472   (32,146,392)   25,416,955
                                                            ------------------------------------------------------
Change in assets and liabilities adjusted for effects of
purchase and disposal of controlled entities during the
financial year:
    (Increase)/decrease in receivables                      (36,514,319)  (1,782,612)  (25,893,987)   16,071,003
    (Increase)/decrease in inventories                       (3,729,448) (17,398,112)     (292,656)  (12,459,775)
    (Increase)/decrease in prepayments                        4,960,263   (3,708,002)    1,029,887       (83,947)
    (Decrease)/increase in accounts payable                  33,917,471   18,283,443    33,496,399     2,653,427
    (Decrease)/increase in provisions                       (16,330,296) (26,735,090)   (4,672,165)  (14,532,894)
    (Decrease)/increase in reserves                            (496,747)     550,843             -             -
                                                            ------------------------------------------------------
                                                            (18,193,076) (30,789,530)    3,667,478    (8,352,186)
                                                            ------------------------------------------------------
Net cash provided by / (used in) operating activities       (28,890,385)  31,705,942   (28,478,914)   17,064,769
                                                            ======================================================

SPT Statutory Accounts 30/06/2001                                        Page 31

Directors Declaration

In the opinion of the directors of South Pacific Tyres ("the partnership"):

(a)    the partnership is not a reporting entity;

(b) the financial statements and notes, set out on pages 1 to 33 are in accordance with the Corporations Act 2001, as required by Section 11 of the Partnership Agreement, including:

         (i) giving a true and fair view of the financial position of the partnership as at 30 June 2001 and of their performance, as represented by the results of its operations and their cash flows, for the year ended on that date, in accordance with the basis of accounting described in Note 1; and

         (ii)     complying with Accounting Standards to the extent described in
                  Note 1 and the Corporations Regulations 2001; and

(c) there are reasonable grounds to believe that the partnership will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:


/s/ Robert W. Tieken
----------------------------------------
Director


/s/ Philip R. Gay
----------------------------------------
Director


SPT Statutory Accounts 30/06/2001                                        Page 32

Independent Audit Report

To the partners of South Pacific Tyres

Scope
We have audited the financial report of South Pacific Tyres for the financial year end June 30, 2001, being a special purpose financial report consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes and the directors' declaration set out on pages 1 - 34. The financial report includes the consolidated financial statements of the consolidated entity, comprising the South Pacific Tyres Partnership (the "Partnership") and the entities it controlled at the end of the year or from time to time during the financial year. The Partnership's directors are responsible for the financial report. In accordance with Section 11 of the Partnership agreement, the Partnership is required to prepare a financial report as if it were a public company under the provisions of the Corporations Act 2001.

The directors have determined that the accounting policies used and described in
Note 1 to the financial statements are appropriate to meet the requirements of the Corporations Act 2001 and the needs of the partners of the Partnership. We have conducted an independent audit of the financial report in order to express an opinion on it to the partners. No opinion is expressed whether the accounting policies used, and described in Note 1 to the financial statements, are appropriate to the needs of the partners.

The financial report has been prepared for distribution to the partners for the purpose of fulfilling the requirements of the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this report, or on the financial report to which it relates, to any person other than the partners, or for any purpose other than that for which it was prepared.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the basis of accounting described in Note 1 to the financial statements, so as to present a view which is consistent with our understanding of the Partnership's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows. These policies do not require the application of all accounting standards nor other mandatory professional reporting requirements in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of South Pacific Tyres is in accordance with:

(a) the Australian Corporations Act 2001, including:

    (i) giving a true and fair view of the Partnership's and consolidated entity's financial position as at June 30, 2001 and of their performance for the financial year ended on that date in accordance with the accounting policies described in Note 1 to the financial statements; and

    (ii) complying with AASB 1025 "Application of the Reporting Entity Concept and Other Amendments", AASB 1034 "Information to be Disclosed in the Financial Reports" other Accounting Standards to the extent described in Note 1 to the financial statements and the Corporations Regulations 2001; and

(b) mandatory professional reporting requirements to the extent described in
    Note 1 to the financial statements.


     /s/ KPMG
         KPMG


         P A Jovic
         Partner
         Melbourne this 31 October 2001


SPT Statutory Accounts 30/06/2001                                        Page 33