Form 20-F
period 2003-06-30
ANSELL LTD
filed 2003-12-30
CIK 791440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15850

Ansell Limited

(Australian Company Number 004 085 330)

(Exact name of Registrant as specified in its charter)

Ansell Limited

(Translation of Registrant’s name into English)

Victoria, Australia

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

American Depositary Shares*

*	Evidenced by American Depositary Receipts, each American Depositary Share representing four (4) Ordinary Shares

Securities registered or to be registered pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares – 185,706,901 (at 30 June 2003)**

**	This figure includes 1,332,184 shares represented by the 333,046 American Depositary Shares outstanding on 30 June 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17	☒ Item 18

Contents - Business Description and Financial Statements

Contents - Business Description and Financial Statements

Contents - Business Description and Financial Statements

PART I

Item 1 : Identity of Directors, Senior Management and Advisors

Not Applicable

PART I

Item 2 : Offer Statistics and Expected Timetable

Not Applicable

PART I

Item 3 : Key Information

3A	SELECTED FINANCIAL DATA

The following selected financial data for the five year period ended 30 June 2003 has been derived from Ansell Limited’s audited consolidated financial statements (the “Financial Statements”) and should be read in conjunction with and are qualified in their entirety by reference to those statements and accompanying notes thereto. Such Financial Statements have been audited by KPMG, independent accountants.

Except as set forth below, Ansell Limited’s consolidated financial statements are prepared in accordance with Australian GAAP, which varies in certain material respects from U.S. GAAP. For discussion of the major differences and a reconciliation of the material differences between Australian GAAP and US GAAP as they relate to Ansell Limited, see Notes 40 and 41 to the Financial Statements.

	For Years Ended 30 June
In millions of A$, except per share & per ADS amounts	2003	2002	2001	2000	1999
STATEMENT OF FINANCIAL PERFORMANCE DATA
Amounts prepared in accordance with Australian GAAP :
Sales revenue (excluding South Pacific Tyres)	1,294	2,223	4,157	5,726	5,680
Depreciation and amortization (excluding goodwill)	31	53	95	149	156
Net profit before minority interest, goodwill amortization, net interest expense including borrowing costs and income tax expense from continuing operations	137	135	115	100	125
Net profit/(loss) before minority interest, goodwill amortization, net interest expense including borrowing costs and income tax expense from non recurring activities	(6)	(108)	79	(9)	276
Goodwill amortization	25	29	41	41	41
Net Interest expense including borrowing costs	26	55	99	103	106
Net profit/(loss) before income tax	80	(57)	54	(53)	163
Income tax expense	27	56	190	30	51
Outside equity interest after tax	3	(3)	(3)	(4)	(6)
Net profit/(loss) after income tax	50	(116)	(139)	(87)	106
Amounts prepared in accordance with US GAAP :
Sales revenue from continuing operations	1,294	1,414	1,412	1,173	1,185
Income/(loss) from continuing operations	86	(75)	(223)	(31)	37
Net income/(loss)	56	(184)	(195)	(42)	119
SHARE INFORMATION (1)
Amounts prepared in accordance with Australian GAAP :
Number of shares on issue (millions)	187	188	188	209	206
Basic Earnings per share ($’s)	0.27	(0.62)	(0.72)	(0.42)	0.51
Basic Earnings per ADS ($’s)	1.08	(2.48)	(2.88)	(1.68)	2.04
Dividends provided for or paid	—	—	47	103	144
Dividends per ordinary share ($’s)	—	—	0.05	0.10	0.14
Dividends per ADS ($’s)	—	—	0.20	0.40	0.56
Dividends per ADS – US$ (2)	—	—	0.10	0.23	0.35
Amounts prepared in accordance with US GAAP : (3)
Basic Earnings per share – continuing operations (4) ($’s)	0.46	(0.40)	(1.15)	(0.15)	0.18
Basic Earnings per ADS – continuing operations ($’s)	1.84	(1.60)	(4.60)	(0.60)	0.72
Basic Earnings per share – net income/(loss) ($’s)	0.30	(0.98)	(1.01)	(0.20)	0.58
Basic Earnings per ADS – net income/(loss) ($’s)	1.20	(3.92)	(4.04)	(0.80)	2.32
STATEMENT OF FINANCIAL POSITION DATA (AT YEAR END)
Amounts prepared in accordance with Australian GAAP :
Current assets	761	822	1,803	3,344	3,071
Total assets	1,579	1,833	3,476	5,086	5,219
Current liabilities	368	389	1,450	2,863	2,581
Non-current liabilities	366	568	960	723	1,004
Shareholders’ equity	845	876	1,066	1,500	1,634
Amounts prepared in accordance with US GAAP (3) :
Current assets	761	821	1,802	3,342	3,070
Total assets	1,618	1,847	3,561	5,193	5,321
Current liabilities	367	389	1,427	2,797	2,512
Long term debt (including leases)	320	517	862	628	783
Shareholders’ equity	874	877	1,154	1,656	1,786

(1)	Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on 12 April 2002. Where appropriate prior year comparatives have been adjusted to take into account this share consolidation.

PART I

Item 3 : Key Information

3A	SELECTED FINANCIAL DATA (continued)

(2)	US$ amount of A$ dividends translated at the Noon Buying Rate on the respective A$ dividend payment dates, which represents approximately the actual US$ dividend paid to holders of American Depositary Shares (ADSs) by the Depositary.

(3)	The principle differences between Australian GAAP and US GAAP are explained in Notes 40 and 41 to the Financial Statements.

(4)	Diluted earnings per share have not been disclosed, as they are not materially different from basic earnings per share.

EXCHANGE RATES

Ansell Limited publishes its consolidated financial statements in Australian dollars (A$ or $). Unless specified or the context otherwise requires, references to US$ or US dollars are to United States dollars and references to $ or A$ are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified exchange rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on specified dates.

The rate of exchange of A$1.00 to US$ based on the noon buying rate 28 November 2003 was 0.7227.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 to US$ based on the noon buying rate.

For the last six months

US$ per A$1.00	High	Low
November 2003	0.7240	0.6986
October 2003	0.7080	0.6790
September 2003	0.6802	0.6361
August 2003	0.6604	0.6391
July 2003	0.6811	0.6469
June 2003	0.6735	0.6558

For the last five fiscal years

US$ per A$1.00	2003	2002	2001	2000	1999
Average Rate (1)	0.5865	0.5221	0.5377	0.6280	0.6248

(1)	The daily average of the noon buying rate on the last business day of each calendar month during the period.

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of the ordinary shares on the Australian Stock Exchange Limited, and as a result, are likely to affect the market price of Ansell Limited’s ADSs in the United States. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the ordinary shares underlying the ADSs.

PART I

Item 3 : Key Information

3A	SELECTED FINANCIAL DATA (continued)

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

3B	CAPITALISATION AND INDEBTEDNESS

Not Applicable

3C	REASONS FOR THE OFFER AND USE OF P ROCEEDS

Not Applicable

3D	RISK F ACTORS

The following list of risks and uncertainties may not be exhaustive. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm Ansell’s business, results of operations and financial condition.

Since a substantial portion of Ansell’s costs and net sales are incurred and realised in currencies other than Australian dollars, fluctuations in currency exchange rates could have a material effect on the results of operations.

Due to the worldwide locations of Ansell’s manufacturing facilities, a substantial portion of costs are incurred in currencies other than Australian dollars, primarily the U.S. dollar and currencies of various Southeast Asian countries. In fiscal years 2001, 2002 and 2003, all Ansell’s manufacturing costs in respect of its continuing operations were denominated in currencies other than Australian dollars.

Similarly, due to the worldwide presence of Ansell’s customer base, a substantial portion of net sales is realised in various currencies other than Australian dollars, primarily U.S. dollars, Euros and to a lesser extent British pounds, Canadian dollars and several other currencies. For each of fiscal years 2001, 2002 and 2003, approximately 95% of net sales were denominated in currencies other than Australian dollars. Net sales and costs are not aligned in certain regions, which limits natural currency hedges.

We expect that a large part of Ansell’s costs and sales will continue to be in non-Australian currencies. As a result, fluctuations in currency exchange rates, particularly of the U.S. dollar, various Southeast Asian currencies and the Euro relative to the Australian dollar could have a material positive or negative effect on the results of operations.

Ansell’s board of directors reviews and approves the currency and hedging strategies. These strategies should reduce but not eliminate the risks of currency exchange rate fluctuations and will result in transaction costs associated with hedging transactions.

PART I

Item 3 : Key Information

3D	RISK FACTORS (continued)

The public market for Ansell Limited’s shares may fluctuate.

The market price of Ansell Limited’s shares could fluctuate significantly in response to various factors, including:

•	actual or anticipated variations in semi-annual operating results, including currency translation,

•	announcements of technological innovations or new services or products by Ansell or Ansell’s competitors,

•	the operating and stock price performance of other comparable companies,

•	changes in financial estimates by securities analysts,

•	changes in Ansell’s expected capital needs, and

•	announcements relating to strategic relationships, mergers or consolidations by Ansell’s competitors or us.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of Ansell Limited’s common stock. General economic, political and market conditions, like recessions and interest rate fluctuations, may also have an adverse effect on the market price of Ansell Limited’s shares.

Ansell’s manufacturing operations are based, and revenues originate, in many different countries and are, therefore, subject to instability and fluctuation in political, diplomatic and economic conditions, including changes in policies regarding taxation.

In fiscal year 2003, approximately 82% of the Ansell’s manufacturing operations, measured in terms of cost of production, and approximately 58% of Ansell’s net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we have operations that could adversely affect the financial results, restrict Ansell’s ability to expand or limit the current operations.

Ansell’s plants outside the United States are located in Malaysia, Thailand, Sri Lanka, India, Mexico, and the U.K. as are those of many of Ansell’s competitors. As a result, we are directly affected by the political and economic conditions, to the extent that they affect on the export of product from manufacturing plants that exist in those parts of the world. Any political or economic instability, a significant increase in the rate of corporate taxation, a discontinuance or reduction in export tax rebates or any other change in a country’s policies regarding foreign ownership of manufacturing facilities could adversely affect the results of operations. We expect that non-U.S. production costs will continue to represent the major portion of such costs.

We also expect that we will be subject to the risks of conducting business internationally, including foreign currency exchange rate fluctuations, unexpected changes in regulatory requirements, tariffs and other barriers. The results of operations may be adversely affected by these factors.

Several of Ansell Limited’s subsidiaries, and the Company in some instances, are defendants in product liability lawsuits related to products manufactured and sold by subsidiaries. Although we cannot quantify Ansell’s exposure in these cases, we are incurring and expect to incur additional expenses in defending these. Some of those expenses, as well as judgements that could be entered against us, are not covered by insurance.

Ansell, and other companies in its industry, are currently defendants in numerous product liability lawsuits alleging fault for allergic reactions to natural rubber latex gloves experienced by some users. As of 30 June 2003, Ansell was a defendant along with other manufacturers and distributors of latex gloves in 313 lawsuits filed in the United States and 1 in Australia on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves.

PART I

Item 3 : Key Information

3D	RISK FACTORS (continued)

The lawsuits allege, among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. Certain lawsuits allege cross claims by glove distributors for indemnity and defense costs. As of 30 June 2003, the 313 lawsuits pending against us in the United States represented approximately 50% of latex related cases filed against all defendants in the United States.

In the United States, we had 379 and 367 latex allergy lawsuits pending against us at 30 June 2001 and 30 June 2002, respectively. We are unable to anticipate how many additional plaintiffs may file similar lawsuits or how many lawsuits may be filed in other countries.

Ansell is subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and could be subject to liability.

The design, development, manufacturing, marketing and labelling of Ansell’s products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the Food and Drug Administration and the European Committee for Standardisation, known as the FDA and CEN, respectively. The regulatory process can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, it is possible that regulatory approval may not be obtained for a new product.

Failure to comply with applicable regulatory requirements can result in actions that could adversely affect Ansell’s business and financial performance.

Ansell is heavily dependent upon the rubber crop and the availability of latex concentrate, and a material disruption in the regular supply of rubber for latex concentrate or increases in the price of latex concentrate could negatively affect the results of operations.

Ansell accounted for approximately 5% of worldwide liquid natural latex consumption in fiscal 2003.

Ansell’s ability to produce natural latex products is heavily dependent upon the regular availability of raw rubber harvested by independent growers in Southeast Asia and processed into latex concentrate. A material disruption in the regular supply of rubber for latex concentrate due to weather or other natural phenomena, labour or transportation stoppages or shortages, political unrest or otherwise, would cause adverse effects to Ansell’s business, financial condition and results of operations. In addition, rubber is a commodity traded on world commodities exchanges and is subject to price fluctuations driven by changing market conditions.

PART I

Item 4 : Information on t he Company

OVERVIEW

The fiscal year of Ansell Limited (“Ansell Limited” or the “Company,” which, unless the context otherwise requires, includes Ansell Limited and its consolidated subsidiaries) ends on 30 June. The fiscal year ended 30 June 2003 is referred to herein as “2002-2003” or “fiscal year 2003” and other fiscal years are referred to in a similar manner.

This Annual Report contains forward looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Annual Report the words “anticipate,” “estimate,” “believe,” “expect,” “potential,” “should” and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make numerous assumptions with respect to the Company’s operations, potential exposure, industry performance, general business, economic and regulatory conditions, access to markets and materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialise or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected. The Company believes that a number of important factors could cause the Company’s actual results to differ from those that may have been or may be projected in forward looking statements made by or on behalf of the Company from time to time. These factors include the economic situation in those areas of the world where the Company has substantial operations, customers or consumers, foreign currency exchange rates, the success of the Company’s business strategies including cost cutting and consolidations, ability of the Company to take advantage of growth opportunities through acquisitions, positioning of business segments, future production output capacity, litigation, environmental risks, and risks of derivative instruments. See also “Risk Factors” in Item 3 of this Annual Report. The forward looking statements in this Annual Report are contained principally under Item 5 – “Operating and Financial Review and Prospects.”

4A	HISTORY AND DEVELOPMENT OF THE COMPANY

Ansell Limited’s business originated in 1893 as a branch of Dunlop of the United Kingdom (“Dunlop UK”) conducting an Australian bicycle tire business. The Company was incorporated under the Corporations Act of Australia (the “Corporations Act”) on 16 August 1920 in Victoria, Australia under the name of Dunlop Rubber Company of Australia Limited, at which time it acquired the rights in Australia to the trademark and tradename Dunlop and the right to use certain technology of Dunlop UK.

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

In 1980, the Company merged with another Australian industrial company, Olympic Consolidated Industries Limited (“Olympic”), which was engaged in the tire, polyurethane foam, cable and polystyrene businesses. Both the Company and Olympic had substantial tire manufacturing operations in an industry with over capacity, and the merger led to significant consolidation. After the merger, the Company operated under the name Dunlop Olympic Limited until 1986, when it changed its name to Pacific Dunlop Limited.

In 1984, the Company acquired the New Zealand businesses of Canzac Cables Ltd and Dunlop New Zealand Ltd., with their cables, tire manufacturing and retailing, industrial products and sporting goods operations fitting in well with the Company’s operations in Australia.

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

PART I

Item 4 : Information on the Company

4A	HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

In addition, during the 1980s, the Company significantly expanded its battery operations through the acquisition of the battery operations of Chloride Group Plc in the United States, Australia and New Zealand and the acquisition of GNB Technologies Inc., a United States battery manufacturer.

During 1988–1989, the Company acquired certain health and medical businesses, which led to the creation of the Medical Group. The Company also acquired during 1988–1989 the automotive parts distribution businesses of Repco Limited in Australia. Shortly thereafter, the Company acquired the Edmont industrial glove business (“Edmont”) and in 1995 acquired the Perry medical gloves business.

These two acquisitions significantly increased the size of the Ansell Healthcare business. Sales during 1995-1996 included adidas, a number of businesses in the Industrial Foam and Fibre Group and the public float of Cochlear Ltd. In 1996–1997 Loscam Ltd and the Telectronics business of the Medical Group were sold and Ansell Healthcare acquired the Golden Needles Knitting business.

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

The sales of the Electrical Distribution business and GNB Technologies Group were finalised during the 2001 fiscal year for $343 million and US$333 million respectively. Other key events that occurred during the 2001 fiscal year were:

•	resolution of the outstanding Accufix Pacing Leads class action litigation in the United States within the previously provided provisions,

•	the strengthening of Ansell Healthcare’s global leadership and competitiveness in barrier protection products by continuing the integration of the Johnson & Johnson medical gloves business, fully commissioning the new Thailand condom plant and commencing a major manufacturing and marketing restructure,

•	the acquisition and integration by Pacific Brands of Clarks Shoes and the Sara Lee Apparel business in Australasia and Fiji,

•	the closure of South Pacific Tyres heavy truck tire plant and the realignment of the marketing function along consumer and commercial lines,

•	effective 1 August 2000, the Novare joint venture between the Company and Andersen Consulting (now Accenture) for the provision of business support services and information technology solutions to companies across the manufacturing, distribution and retail industries in Australia and New Zealand formally commenced operation.

In addition to the above, the Company also released announcements concerning a restructuring of its activities including the sale of the Pacific Automotive and Pacific Brands businesses, the acquisition of Accenture’s 50% interest in the Novare joint venture and an agreement with the Goodyear Tire and Rubber Company of the United States governing the restructure of the South Pacific Tyres Joint Venture.

During the 2002 fiscal year the sales of the Pacific Automotive and Pacific Brands businesses were finalised for $251.5 million and $730 million respectively. The agreement with the Goodyear Tire and Rubber Company of the United States was also completed. This agreement included reducing manufacturing facilities from five to two and franchising a number of company owned stores.

PART I

Item 4 : Information on the Company

4A	HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

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

As a result of this agreement, the Company effective 1 July 2001, discontinued its past practice of including 50% of the result of South Pacific Tyres (after elimination of intercompany items) in its statements of income. The Company’s interest in the South Pacific Tyres Partnership is carried as an investment.

Also effective 31 August 2001 the Company acquired Accenture’s 50% interest in the Novare joint venture for $19.3 million.

In April 2002 the Company changed its name from Pacific Dunlop Limited to Ansell Limited and reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation.

During the 2003 fiscal year, the Company completed most of the remaining corporate and restructuring activities associated with its former structure.

Also during fiscal 2003 the Company launched the first phase of Operation Full Potential, a three year program designed to significantly enhance Ansell’s operating performance. The first phase concentrated on business growth and development initiatives and provided capabilities and resources to address business challenges that emerged during the year.

The Company also progressed its Occupational Value Proposition (OVP), an exciting and radically different approach begun at Ford Motor Company in 2001, to move Ansell ‘from products to solutions’ by developing our expertise in guiding customers in hand injury reduction techniques using our products and know-how. During fiscal 2003 the Company progressed OVP from concept through to trials completed successfully in potential customers’ production facilities. The Company is in the advanced stages of negotiations with several customers.

The Company’s registered head office is located at 678 Victoria Street Richmond, Victoria, Australia. Its telephone number is (61 3) 9270 –7270 and fax number is (61 3) 9270-7300. Further information can be found by viewing the Company’s website www.ansell.com. However, such information is not part of this Annual Report.

4B	BUSINESS OVERVIEW

ORGANIZATION

Following the downsizing of the Group and the significant shift of operational activity away from Australia, a number of the services formerly provided by the Group’s head office in Australia are now undertaken at the Ansell Healthcare head office in Red Bank, New Jersey, USA. The Company’s Chief Executive Officer, Chief Financial Officer and most of the senior management team are based in New Jersey.

ANSELL HEALTHCARE

Ansell Healthcare provides essential healthcare barrier protection against injury, infection and contamination for millions of people at work, in medical situations, in the home and in special environments, such as food preparations and microelectronics.

The following table sets forth certain information with respect to Ansell Healthcare for the periods and dates indicated.

	For Years Ended 30 June
$ in millions	2003	2002	2001
Sales	1,294	1,414	1,412
Operating Profit	160	162	144
Gross Assets (1)	748	921	1,130
Employees	11,991	12,118	12,076

(1)	Gross assets exclude cash, goodwill and brand names.

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

ANSELL HEALTHCARE (continued)

Ansell operates in three broad market segments: Professional Healthcare (surgeons’ and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves). The Company is organized across three geographic regions – the Americas, Europe and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams. More than 50 percent of Ansell’s sales in fiscal year 2003 were in the Americas, with a further 36 percent in the European region and the balance in Asia Pacific.

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

Condom brands include Lifestyles, Mates, Mannix, Contempo, Primex, Checkmate and Kama Sutra.

Ansell Healthcare believes it is the world’s largest manufacturer and marketer of synthetic dipped and sewn industrial gloves, which are principally branded Ansell Edmont. Specific product brands include Ansell, Nitrilite, Solvex, Hycron, Golden Needles and HyFlex.

With the exception of most types of industrial gloves and some medical gloves, Ansell Healthcare’s products are predominantly made of natural and synthetic latex and, accordingly, share common manufacturing processes and polymer dipping technology. Ansell Healthcare believes that the expertise it has developed in proprietary latex process and engineering technology enables it to produce high quality natural and synthetic latex gloves and condoms at low cost and that it has a flexible supply and logistics infrastructure that allows it to switch production between various products to take advantage of changes in market demand.

The Operations and Supply Chain group support product flows to the markets through 17 global production facilities located in Asia, North America and the UK. Approximately 80% of the product sourced is manufactured at these facilities with the balance outsourced under strict quality and performance specifications.

Ansell faces competition with each of its products from a variety of sources, including international and local producers. Major international competitors include Seaton Scholl Limited, which competes with most of Ansell’s latex product range; Allegiance (a Division of Cardinal Healthcare), which manufacturers and distributes medical examination and surgical gloves; MAPA, (a subsidiary of the French Elf Petroleum group) which produces household and light industrial gloves and condoms; Kimberley Clark Corporation, a U.S. company that manufacturers and markets disposable latex and synthetic glove products; Sempermed (a Division of Austria’s Semperit), which produces disposable medical gloves; and Church & Dwight, which is a major producer of condoms in the United States.

Ansell Healthcare’s operations are not impacted by seasonal factors.

DISCONTINUED OPERATIONS

Over the last three years the Company has pursued a policy of divesting major businesses to enable greater focus on the Ansell Healthcare operations.

The following table sets forth certain information with respect to these discontinued operations for the periods and dates indicated.

	For Years Ended 30 June
$ in millions	2003	2002	2001
Sales	—	809	2,745
Operating Profit	—	61	133
Gross Assets (1)	223	253	1,457
Employees	—	—	11,333

(1)	Gross assets exclude cash, goodwill and brand names.

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

DISCONTINUED OPERATIONS (continued)

The major business groups divested during the last three years are as follows:

Pacific Brands

The Pacific Brands business was sold in November 2001 for $730 million to an investor consortium led by CVC Asia Pacific and co-led by Catalyst Investment Managers Pty Ltd.

Pacific Brands was a large Australian consumer goods business marketing many brands that are household names and was organised into four key operating groups: Clothing, Household Products, Footwear and Sport, Leisure and Workwear.

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

GNB Technologies manufactured industrial and automotive lead acid batteries. Its batteries were used in the telecommunications, power control, automotive and power markets. GNB Technologies consisted of two business units: Automotive and Industrial. In addition, GNB Technologies was a recycler of lead.

The Electrical Group

The Company completed the sale of the Electrical Distribution business in Australia and New Zealand to Hagemeyer Group effective 31 July 2000 for $343 million.

The Electrical Group comprised Australia’s largest distributor of electrical installation products. Lawrence & Hanson, Wattmaster, Auslec in Australia and Corys Frasers in New Zealand had a combined total of more than 220 outlets. The business supplied electrical contractors, mining, government and industrial customers.

RAW MATERIALS

Raw materials are a significant manufacturing cost for many of Ansell Healthcare’s products, the most significant being latex. Latex prices can be volatile and are dependent upon world supply and demand and currency movements.

Ansell Limited attempts to obtain raw materials from the most economical and reliable sources wherever situated, with regard to world supply, prices and commodity markets. The Company has multiple suppliers for its major raw materials to minimise the risks associated with sole suppliers. No material shortages are anticipated in any of Ansell Healthcare’s operations. The Company attempts to pass on to its customers raw material price fluctuations. Careful monitoring and management of raw material costs is carried on throughout Ansell Healthcare’s business segments.

REGULATION AND ENVIRONMENTAL MATTERS

Government Regulation

The products Ansell Limited manufactures are subject to regulations of varying degrees in each of the countries in which the Company markets its products. These regulations have been particularly advanced in the United States by the Safe Medical Devices Act of 1990 and in Europe, with the completion of the work required by the Single European Act of 1986 and its on-going implementation. In addition, harmonisation of regulatory requirements and reciprocity of testing procedures and data, on an international basis, has led to the adoption of an international quality management system standard, which is being implemented progressively by various regulatory authorities including the FDA and the Commission of the European Union.

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

Changes in existing requirements or adoption of new requirements could adversely affect Ansell Healthcare’s ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the business, financial condition and results of operations.

United States

In the United States, products offered through Ansell’s Professional Healthcare and Personal Healthcare segments are regulated as medical devices under the Federal Food, Drug and Cosmetic Act (the FDC Act) by the FDA. We believe that all of the Company’s products regulated by the FDC Act are in compliance in all material respects with the relevant sections of the FDC Act and the advice and guidance provided by the FDA. Medical device manufacturers are subject to periodic inspections and audits by the FDA for compliance with the FDA’s current Quality System Regulation, which specifies good manufacturing practices (known as QSR/GMP requirements) for medical devices. The FDA has a number of compliance and enforcement procedures when deviations from QSR/GMP requirements are observed during such inspections. Which procedures are used depends upon the seriousness of the observations as well as the compliance history of the facility inspected and the company owning it.

As a general matter, the FDA often seeks to resolve observed QSR/GMP deficiencies on a voluntary basis without resorting to formal administrative enforcement action. In many cases, the FDA and the affected company enter into an agreement whereby the company retains one or more recognised, expert consultants to assist the company in achieving substantial compliance with the relevant QSR/GMP requirements and to certify that such efforts have been successful. When observed QSR/GMP deficiencies cannot be resolved through voluntary action and in a timely manner, the FDA has the option of initiating further enforcement action, including warning letters, import alerts, product bans, field corrections, seizures, recalls, injunctions, civil penalties, fines based on the equitable remedy of disgorgement, adverse publicity issued by the FDA and criminal prosecutions.

Each manufacturing operation of Ansell Healthcare has a Quality Assurance/Quality Control (QA/QC) department with its own budget. Also, we operate in a total quality environment where all participants in the manufacturing process are responsible for quality. It is the responsibility of the QA/QC department along with manufacturing to maintain the quality systems and records.

The FDA has periodically inspected most of Ansell Healthcare’s manufacturing facilities, including Ansell Healthcare’s overseas manufacturing facilities and has made observations on how manufacturing operations could be improved. In upgrading manufacturing facilities to address the FDA’s observations and evolving technology and to otherwise comply with QSR/GMP requirements, we have and will continue to expend time, monies and efforts in the areas of product and quality control.

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

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

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

Ansell’s condom manufacturing facilities in Bangalore, India and Surat Thani, Thailand are currently on Level 2 detention. Thus, if any shipment from either of these facilities is found to be defective by the FDA while the Level 2 import alerts remain in effect or during the 24-month period after their removal, the facility responsible for the shipment may be placed on Level 3 import alert, resulting in a ban on imports of additional shipments from that facility into the United States.

Ansell’s glove manufacturing facility in Shah Alam, Malaysia was placed on Level 1 detention in October 2002. The import alert remained in effect for 3 months and was lifted on January 6, 2003. Thus, if any shipment from this facility is found to be defective by the FDA through January 2005, the facility will be placed on Level 2 detention, and must meet the quality standards presented above. See also Item 5A “Operating Results.”

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

Europe

Condoms and medical gloves are regulated by Directive 93/42/EEC of the European Commission on medical devices that came into effect on 1 January 1995 and became a mandatory requirement for sales in Europe in June 1998. This directive regulates the sale of all medical devices throughout the European Union and the European Economic Area (which comprises the fifteen states of the European Union plus Iceland, Norway and Liechtenstein). Ansell Healthcare’s condoms and medical gloves are in compliance with the requirements of this directive and all relevant standards (including rules for the affixing and use of CE conformity marking set forth by Directive 93/465/EEC of the European Commission) allowing these products to carry the CE mark and to be sold in all European countries except, with respect to condoms, France, without further approval. Pursuant to Article 8 of Directive 93/42/EEC, France requires testing of condoms in addition to the requirement necessary to obtain a CE mark.

Occupational gloves are governed under the directive for personal protective equipment, Directive 89/686/EEC. Ansell Healthcare’s occupational gloves are in compliance with the requirements of this directive and all relevant standards (including rules for the affixing and use of CE conformity marking set forth by Directive 93/465/EEC of the European Commission) allowing these products to carry the CE mark and to be sold in all European countries without further approval.

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

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

Ansell Healthcare operates plants in the United Kingdom, Malaysia, Sri Lanka, Thailand, Mexico and India. The occupational, health and safety laws and regulations vary dramatically within these countries. Ansell Healthcare’s policy is to operate a more stringent Ansell-wide approach to occupational health and safety regardless of these prescribed regulations and to ensure that an internationally acceptable work environment is provided for employees. We coordinate an international occupational health and safety program through Ansell Healthcare’s Global Safety, Health and Environment Director. All plants are required to report on all occupational health and safety issues on a monthly basis to senior management.

Details of other regulatory and environmental matters are referred to in Note 36 to the Financial Statements contained within Items 17 and 18.

4C	ORGANISATIONAL STRUCTURE

Note 37 to the Financial Statements included in Items 17 and 18 contains a listing of the Company’s subsidiaries, their countries of incorporation and the Company’s proportion of ownership interest in each.

4D	PROPERTY, PLANTS AND EQUIPMENT

Set out below is a breakdown by geographic location of the Company’s manufacturing facilities (with distribution facilities attached to manufacturing facilities not counted separately), as at 30 June 2003.

Geographic Region	Products Produced	No. of Manufacturing Facilities
United States	Industrial gloves	5
Malaysia	Household, surgical and examination gloves	3
United Kingdom	Industrial gloves	1
Thailand	Household, surgical and examination gloves and condoms	2
Mexico	Industrial gloves	2
Sri Lanka	Industrial and surgical gloves	1
India	Surgical gloves and condoms	3

Total		17

PART I

Item 4 : Information on the Company

4D	PROPERTY, PLANTS AND EQUIPMENT (continued)

The Company’s material leased properties are as set forth below:

Country	City	Floor Space (Sq ft)	Use
Premises/Property:

Australia	Richmond	29,750	Corporate
England	Tamworth	26,000	Manufacturing, Warehousing
England	Surbiton	9,000	Marketing
England	Newark	12,000	Marketing
Germany	Munich	7,000	Marketing
France	Paris	27,000	Marketing
Belgium	Brussels	22,000	Marketing
Belgium	Aalst	56,000	Warehousing
USA	Red Bank	45,877	Marketing, Corporate
Mexico	Juarez	219,000	Manufacturing
Property Only:

Sri Lanka	Colombo	1,080,000	Manufacturing

All of the above listed properties are fully utilised, except for the Richmond, Australia facility, of which 34.3% was unoccupied.

The Company believes that its facilities are suitable and adequate for its present needs and are in good operating condition. Ansell Limited has in place insurance covering casualty and certain other risks to which its worldwide facilities and operations may be subject. Generally, the current insurance policies do not cover political risks.

Pursuant to Company policy, the Company’s principal capital intensive and strategic manufacturing and distribution facilities are owned. Those facilities that are not owned are generally leased by the Company for periods varying from 1 to 10 years, and comprise certain warehouse/distribution centres and sales and administration office accommodation. The Company does not believe its business is dependent on any single facility.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS

The following discussion and analysis is based upon or derived from the Financial Statements included in this Annual Report, which are prepared in accordance with Australian GAAP.

Notes 40 and 41 to the Financial Statements contain a discussion of the major differences between Australian GAAP and U.S. GAAP and reconciliation to U.S. GAAP.

The following tables set forth the contributions of each business group to sales revenue and operating profit of the Company for the fiscal years ended 30 June 2001, 2002 and 2003:

OPERATING REVENUE BY BUSINESS GROUP (1) (EXCLUDING UNALLOCATED & NON RECURRING ITEMS)			For Years Ended 30 June
$ In millions	2003	%	2002	%	2001
Occupational Healthcare	625	(2.3%)	640	(1.7%)	651
Professional Healthcare	453	(17.2%)	547	0.4%	545
Consumer Healthcare	216	(4.8%)	227	5.0%	216
Discontinued Businesses	—	—	809	(70.5%)	2,745

Total Operating Revenue	1,294	(41.8%)	2,223	(46.5%)	4,157

(1)	The sales figures in this table exclude intergroup sales. There were no significant intergroup sales during any of these three fiscal years.

OPERATING PROFIT BEFORE TAX (1)			For Years Ended 30 June
$ in millions	2003	%	2002	%	2001
Occupational Healthcare	63	70.3%	37	(15.9%)	44
Professional Healthcare	54	(41.9%)	93	30.9%	71
Consumer Healthcare	43	30.3%	33	13.8%	29
South Pacific Tyres JV Share	—	0%	—	0%	(30)
Unallocated Items and Eliminations	(48)		(57)		(70)
Non Recurring/Discontinued Businesses	(6)		(108)		109
Net Interest, including borrowing costs	(27)		(55)		(99)

Total Operating Profit Before Tax	79		(57)		54

(1)	The operating profit figures in this table exclude unrealised operating profit on inventory which has been purchased by one business group from another.

SALES REVENUE BY GEOGRAPHIC MARKET

The following table sets forth the Company’s sales revenue from continuing businesses by geographic market for the fiscal years ended 30 June 2001, 2002 and 2003. The revenue has been classified by location of the customer and excludes intergroup sales.

	For Years Ended 30 June
$ in millions	2003	2002	2001
Australia, New Zealand and Southeast Asia	174	170	161
North, Central and South America	656	800	813
Europe	464	444	438

Total	1,294	1,414	1,412

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS

RESULTS OF OPERATIONS

Consolidated

Ansell Limited recorded a pretax profit of $137.2 million for the year ended 30 June 2003, compared to a $195.6 million pre-tax profit in the previous year. After allowing for interest, borrowing costs, goodwill amortisation and one-off non-recurring items after tax of $6.1 million, the result attributable to Ansell shareholders was a profit of $49.9 million. The result reflects the first full year’s trading as essentially a single global business.

Operating Revenue

Total revenue in 2002/2003 of $1.320.1 million included other revenue of $15.2 million, which related to proceeds from the sale of non-current assets. Sales revenue in 2001/2002 was $2,222.8 million compared with $4,156.8 million in 2000/2001.

Sales revenue in 2002/2003 from Healthcare businesses (Occupational, Professional and Consumer) was $1,293.6 million, compared with $1,414.2 million in 2001/2002 and $1,412.2 million in 2000/2001. The decrease in sales revenue in 2002/2003 was largely due to the strengthening of the Australian dollar against the US dollar.

On a geographic basis, sales in Asia Pacific and Europe were ahead of the previous year, whereas sales in the Americas were $656 million, down from the previous year’s $799.5 million. This was due to a weaker U.S. manufacturing environment, shortfalls in supply of knitted product during the transfer of production from the U.S. to Mexico, supply disruptions in surgeons’ gloves, an FDA import alert on certain of Ansell’s products and price erosion in examination gloves.

Operating Profit from Ordinary Activities before Income Tax Expense

Ansell Limited recorded an Operating Profit of $79.3 million for 2002/2003, compared to a loss of $57.2 million for 2001/2002 and a profit of $54.1 million in 2000/2001.

A review of the carrying value of all assets in 2002/2003 resulted in the write-down in the value of the Company’s non-core investment in Ambri Limited. A non-recurring, non-cash write-off of $6.1 million was incurred to bring the book value of Ansell Limited’s investment into line with the market price of the shares.

The 2001/2002 result was impacted by a $99.9 million write-down of all amounts owing by and shares held in Exide Technologies of the USA, as a result of this company being placed in Chapter 11. In addition, the manufacturing facility at Troy in the USA was written-down by $63.1 million, following its announced closure. The 2001/2002 result also included a net gain of $25.7 million on the divestiture of businesses.

The 2000/2001 result included the gain on the sale of the Electrical Distribution business of $145 million, the write-down of the assets of the Pacific Automotive business of $97.7 million and rationalisation and restructuring of $111.0 million.

Income Tax Expense

Income tax expense for the year was $26.8 million, compared to the previous year’s $55.8 million and $189.9 million for 2000/2001. The current year expense benefited from the utilisation of unbooked U.S. tax losses following the full utilisation of U.S. deferred tax assets previously held on the balance sheet.

The prior year’s tax expense included the write off of tax balances attributable to the Australian operations of $15.2 million in 2001/2002 and $158.5 million in 2000/2001.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

ANSELL HEALTHCARE

YEAR ENDED JUNE 2003 v JUNE 2002

Ansell Healthcare’s sales of $1293.6 million were 8.5% lower than the previous year, while operating profit of $159.6 million was 1.7% lower. Both sales and operating profit were materially impacted by currency movements compared to the prior period.

Occupational Healthcare

Sales of $624.9 million were lower than the previous year by 2.4% while operating profit of $62.9 million was higher by 70%. Operating profit margin increased from 5.8% to 10.1%.

Ansell Healthcare’s Occupational business is the recognized global leader for Occupational Health and Safety gloves, holding approximately 18% of the market for the non-cotton and leather categories. This segment accounts for approximately 48% of Ansell Healthcare’s total revenues and 39% of operating profit.

The value of the global market for occupational hand protection is estimated at $5,800 million (US$3,400 million), and our product range targets the higher end of the market. Ansell, however, does not materially compete in the more commoditised leather and cotton gloves segment, which compromises roughly 50 percent of the total market. Ansell’s extensive range of technically advanced synthetic gloves covers a broad spectrum of occupational health and safety hand-protection needs, and a wide variety of industries and applications.

The premium HyFlex® family of lightweight, ergonomic gloves continued to show robust growth during fiscal year 2003. HyFlex® delivers to wearers the promise of unprecedented levels of comfort and productivity by way of a combination of flexibility, comfort, dexterity and grip.

The Occupational Value Proposition (OVP) program targets major industrial glove users, and is designed to leverage Ansell’s expertise in hand injury prevention to offer an innovative program addressing the total cost of worker hand protection and productivity improvement. It continues to run smoothly at Ford USA, and is being progressively introduced to a number of other end users and distributors who have demonstrated interest in this novel approach. Trials are currently underway at a number of major potential customers’ plants.

During the period, the restructuring of Occupational Healthcare’s manufacturing operations started to produce improved operating profits from reduced manufacturing costs. As announced last financial year, the Troy plant was closed during fiscal year 2003.

Despite the sluggish global economy, Occupational Healthcare has delivered positive volume, market share and profit growth.

Professional Healthcare

Sales of $452.6 million were lower than the prior period by 17.2% while operating profit of $53.9 million was lower by 41.9%. Operating profit margin decreased from 17% to 11.9%.

The Professional Healthcare segment supports healthcare providers with medical, surgical and examination gloves for hand-barrier protection and infection control. It accounts for approximately 35% of Ansell Healthcare’s revenue and 34% of operating profit.

During fiscal year 2003, outstanding performances in Asia Pacific and Europe were offset by first half surgeons’ gloves supply interruption and examination glove price reductions, especially in the USA. The supply interruption was due to start-up problems at Ansell’s glove manufacturing facility in Shah Alam, Malaysia and was exacerbated when US imports from that facility were placed on a Level 1 detention by the FDA in October 2002, resulting in a loss of approximately 4% of US market share in powder-free surgical gloves. The FDA’s detention remained in effect for 3 months and was lifted on January 6, 2003. Item 4B “Business Overview” – “Regulatory and Environmental Matters” contains more detailed information concerning this detention.

Operating expenses were higher in the second half due to non-recurring airfreight costs in resupplying the surgeons’ gloves market and higher latex raw material costs. Surgeons’ gloves supply improved markedly in the second half, and distributor inventories are now at normal levels.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

Professional	Healthcare (continued)

Concern about latex sensitivity among healthcare workers, increased awareness of hand hygiene and better infection control continue to drive growth, especially in the powder-free and synthetic segments of the market. In Germany, France, the UK, the Nordic region and Australia, Ansell has already seen very high conversion rates to powder-free gloves. While the large US market lags, it remains an ongoing growth opportunity for Ansell as momentum builds for the conversion to powder-free gloves.

The emergence of the SARS epidemic and global awareness of the virus in fiscal year 2003 helped drive some Asian markets to disposable (single-use) products. SARS also focused the worldwide healthcare industry on the importance of better infection control procedures and the role of high-quality gloves as barriers against infection.

The examination glove market also continued to convert to powder-free and synthetic gloves. Due to the lower barriers of entry into this market, there has been an increased supply of lower-cost gloves and difficulty in differentiating our premium products, resulting in a deterioration of pricing. However, recent substantial cost increases in natural rubber latex raw material have forced some producers of low-end examination gloves to increase their selling prices, leading to a period of more stable prices in the premium segment through the second half of the year.

Consumer Healthcare

Sales of $216.1 million were lower than the prior period by 4.8%, while operating profit of $42.8 million was higher by 31.3%. Operating profit margin increased from 14.4% to 19.8%.

Consumer Healthcare covers the markets for condoms and other personal products, including a range of housekeeping gloves, and is approximately 17% of Ansell Healthcare’s revenues and 27% of operating profit. Consumer Healthcare ranks in the global top 3 in the condom segment, covering both retail and public sectors.

Ansell’s condom business continues to build on a reputation for high quality. The European Region saw gains in market share in the UK and France, based significantly on the new “Xtra PleasureTM” condom. This success was replicated in the Asia Pacific Region, with strong improvement in New Zealand, Malaysia and Thailand. In the Americas Region, USA total branded retail condom market share held steady, while the important Public Sector segment remained strong.

Ansell believes its condom business is well poised to grow in both the branded retail and public sector categories. Ansell continues to develop relationships with social organizations that provide condoms and education at grass-root levels. Ansell’s leading branded product lines such at MatesTM in the UK; LifestylesTM in the US, Australia, Latin America and Europe; Kama SultraTM in India; and ManixTM in France are well-developed, enjoy high consumer awareness and hold significant market shares in their respective markets. New products continue to drive growth.

Ansell’s household gloves are marketed throughout the world under a long-standing relationship with a leading European consumer products company. Products include the unique foam-lined glove that provides enhanced perspiration absorption and comfort. Ansell holds about 15% market share in the household glove category, and new growth is expected from the launch of products containing moisturizers that actively benefit the skin quality of the wearers’ hands during use – a technology developed in conjunction with our Professional Division.

YEAR ENDED JUNE 2002 V JUNE 2001

Ansell Healthcare’s sales of $1,414.2 million were essentially flat with 2000/2001, while operating profit of $162.3 million was 12.5% higher.

Ansell Healthcare held or increased market share in most of its markets and products in a difficult trading environment.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

Sales of the Occupational Healthcare segment were lower than the previous year by 1.7%, while operating profit of $37.0 million was lower by 16.5%. The economic recession that affected most industrialised countries during the period negatively impacted this segment. The business also undertook major restructuring activities involving the transfer of most manufacturing activity from USA to Mexico and Asia. The rollout of the Ford Global Distribution Alliance contract in the USA commenced during the year.

Sales of the Professional Healthcare segment were essentially flat with the prior period, while operating profit of $92.7 million improved by 31.3%. Global marketing programs focused on the new powder-free and synthetic latex ranges of both surgeons’ and examination gloves drove sales growth in all regions. Conversion rates to powder-free products range from above 60% in Australia to 35% in USA and somewhat less in Europe. During the period, production of surgeons’ gloves ceased at the Massillon, USA facility and the volume was transferred to the Shah Alam facility in Malaysia at a significant cost saving. The focus in examination gloves continued to shift towards higher margin powder-free and synthetic latex products and away from more commoditised powdered gloves, and as such, sales of examination gloves were 5% lower in the period.

Sales of the Consumer Healthcare segment improved by 5% over the period year, while operating profit of $32.6 million was higher by 10.9%. Significant improvement in performance was driven by steady gains in market share in the growing world market for condoms, as well as the initial benefits from the transfer of manufacturing to Asia, which was fully implemented in the period. Consumer Healthcare’s marketing teams in USA, Europe and Australia again won a number of awards for innovative packaging and advertising.

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

Sales for the Occupational Healthcare segment increased by 15%. Excellent volume growth was achieved in new product ranges, which include the HyFlex® ergonomic glove range and disposable nitrile examination gloves. Improved volumes in core products were also achieved. The economic slowdown in the USA adversely affected sales in the second half of the year in that region however results were strong in both Europe, excluding the effects of the Euro devaluation, and Australia and South East Asia.

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

Over half of Ansell Healthcare’s sales were in North America with another third in Europe and the balance in the Australia and South East Asia region. Overall performance was affected by the over-capacity and pricing competition, particularly in the first half, in the US$1 billion world market for examination gloves. Notwithstanding this Ansell Healthcare maintained full plant utilisation.

In the US$600 million growing world market for surgical gloves, Ansell’s Professional Healthcare business maintained its market share with very strong growth in the emerging powder-free segment.

DISCONTINUED BUSINESSES

YEAR ENDED JUNE 2003 v JUNE 2002

The business disposed of during 2001/2002 and 2000/2001 did not trade during the year.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

DISCONTINUED BUSINESSES (continued)

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

The softer result in 2000/2001 was largely driven by a contraction in profit margins in what was a difficult trading environment within the Australian retail sector, exacerbated by a number of external factors, most notably the depreciation of the Australian dollar, introduction of the Goods and Services Tax (GST) and the impact of the Sydney Olympics. This was largely offset by the contribution from acquisitions and strong performance of overseas businesses together with Pacific Brands’ ability to push through price increases.

One of the key features of the year was the successful integration and rejuvenation of Sara Lee’s Australian brands following their acquisition for $59.8 million in March 2001 giving Pacific Brands leadership in the new markets of hosiery and workwear and expanding its position in the clothing and intimate apparel markets.

Clarks Shoes and its range of premium children’s and adult footwear including Hush Puppies, acquired in September 2000, benefited from its access to the infrastructure of the Footwear Group and was returned to profitability.

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

The year’s main focus was consolidation of the Group’s five operating businesses into a stronger operational platform as the largest wholesale and retail distributor of its kind in Australia and New Zealand. This included the successful establishment of Motospecs as a specialty Australian importing and knitting business and ongoing rationalisation of the distribution network which included closure of a further five distribution centres.

PART I

Item 5 : Operating and Financial Review and Prospects

5B	LIQUIDITY AND CAPITAL RESOURCES

The Company operates internationally and in many different economic climates but inflation has not had a material effect on the Company’s results of operations. The Company does not have material subsidiaries in any economies that have been subject to hyperinflation.

The Company operates a Central Treasury from its office in Melbourne, Australia. The Treasury manages Ansell’s external debt, invests excess cash held centrally and acts to hedge all foreign exchange exposures worldwide. Treasury does take minor foreign exchange positions for trading purposes for short periods. The Company has small bank borrowings outside Australia and cash is generated in operating subsidiaries around the world in a number of currencies. Where possible excess funds are accumulated at the Central Treasury.

Cash and deposits at 30 June 2003 were $299.8 million, compared with $276.9 million at 30 June 2002 and $337.9 million at 30 June 2001. Cash and deposits at 30 June 2003 included restricted deposits of $13.8 million ($18.4 million at 30 June 2002 and $27.0 million at 30 June 2001) which have been set aside to cover the provisions established to address any remaining liability of members of the Group to claims arising with respect to the Accufix Pacing Lead.

The Company believes its working capital is sufficient for the Company’s present requirements.

Net cash from operating activities

Net cash provided by operating activities for 2002/2003 was $161.6 million compared to $113.1 million in 2001/2002 and $226.6 million in 2000/2001. This included $26.8 million on non-recurring payments compared to $82.7 million in the previous year and $54.5 million in 2000/2001. Payments in respect of Ansell Healthcare’s restructuring program of $15.1 million were a major component of these non-recurring payments.

Payments in respect of the Accufix Pacing Leads litigation and settlement totalled $2.7 million compared with $10.7 million in 2001/2002 and $24.3 million in 2000/2001. Payments under operating leases for the year totalled $24.1 million compared with $37.5 million in 2001/2002 and $79.2 million in 2000/2001. The Group anticipates payments of $14 million over the next fiscal year to 30 June 2004 in respect of current operating lease commitments, with a further $33.3 million payable during the period 1 July 2004 to 30 June 2008 and $11.1 million in subsequent years.

Net cash from investing activities

Net cash provided by investing activities was $4.0 million compared to $874.5 million in 2001/2002 and $628.7 million in 2000/2001. The prior year included $936.4 million of proceeds from the sale of the Pacific Automotive and Pacific Brands businesses.

Capital expenditure for the year was $15.4 million, compared to $34.3 million in 2001/2002 and $76.0 million in 2000/2001. There are no material commitments for capital expenditure at 30 June 2003. The following table presents a summary of capital expenditure by Business Segment for the past three years:

	For Years Ended 30 June
$ in millions	2003	2002	2001
Occupational Healthcare	3	7	9
Professional Healthcare	9	13	8
Consumer Healthcare	3	2	5
Discontinued Businesses	—	12	39
Corporate Services	—	—	15

Total	15	34	76

Net cash from financing activities

Net cash used in financing activities was $117.8 million, compared with $1,041.1 million in 2001/2002 and $1,585.9 million in 2000/2001. The strong cash flows of the Company enabled repayment of borrowings totalling $79.1 million during the year following repayments of $936.9 million and $1,213.9 million in the previous two years.

PART I

Item 5 : Operating and Financial Review and Prospects

5B	LIQUIDITY AND CAPITAL RESOURCES (continued)

NET CASH FROM FINANCING ACTIVITIES (continued)

Net debt (i.e. borrowings including bills payable less cash) again reduced during the year falling from $365.6 million in 2001/2002 to $186.4 million at the end of 2002/2003. This reduction further improved balance sheet ratios for the Group with Net Debt to Equity falling from 41.8% to 22.1% and Net Liabilities to Equity decreasing from 79.7% to 53.0%.

The Company’s long–term debt has been rated by the U.S. credit rating agencies Standard & Poor’s Rating Group and Moody’s Investors Service Inc. since 1988-89. The Company’s current ratings are as follows:

	Long Term	Outlook	Short Term
Moody’s	Ba2	Stable	Not Prime
Standard & Poor’s	BB+	Stable	B

The current ratings from both rating organisations were announced in September 2003.

The Company’s borrowing portfolio at 30 June 2003 had an average maturity of 699 days (previous year 949 days), was approximately 90% fixed and 10% floating, with an average duration of 398 days, compared to the previous years 711 days. The average cost of debt at the end of the year was 6.44%, up from the previous year’s 6.25%.

Net interest expense and borrowing costs for the year were $26.5 million compared to the previous year’s $54.7 million and $99.4 million in 2000/2001. This fall was due to the reduction in net debt and stronger Australian dollar.

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

5C	RESEARCH AND DEVELOPMENT

Ansell Healthcare spends approximately 1% of sales on research and development. Product and process innovation is essential to continuing profitable growth. Note 4 to the Financial Statements included in Items 17 and 18 contains more detailed information concerning the Company’s research and development expenditures.

The Company’s commitment to innovation and new product development will be further enhanced with the recent establishment of Ansell Healthcare’s new world-class Science and Technology Centre in Shah Alam, outside Kuala Lumpur, Malaysia. Eleven members of the total 70-member technical staff hold PhDs, while another 16 hold masters degrees in the fields of chemistry, chemical engineering, materials and fiber technologies. Ansell also has a smaller fibre-technology centre associated with American Association of Fibers & Knitting technologies in Seneca, South Carolina.

We have established relationships with several medical and materials research institutions, such as the University of Sydney (Australia), Drexel University and Johns Hopkins University (USA). Ansell also supports ongoing research at the University of Tampere in Finland and the Medical College of Wisconsin, USA. Ansell Healthcare’s sponsored research includes the identification and isolation of natural rubber latex proteins, linked to latex allergies in some people, as well as more accurate testing methods. We use the results of this research to improve the product quality and we encourage the researchers to publish their findings in the scientific journals as part of the AnsellCares program.

PART I

Item 5 : Operating and Financial Review and Prospects

5C	RESEARCH AND DEVELOPMENT (continued)

The AnsellCaresTM Scientific Advisory Board, established in 1992, is composed of some of the leading latex allergy researchers worldwide. The Advisory Board’s charter is to direct research into critical hand barrier protection issues, such as latex and chemical allergy, factors affecting glove barrier integrity and the development of synthetic glove polymers. Research groups on three continents are responsible for numerous scientific breakthroughs, and have presented their work at many national and international allergy conferences. The output from Ansell Healthcare’s Advisory Board has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has allowed us to reduce the allergen content of Ansell Healthcare’s products. It has also provided clinicians with guidelines on how to better manage latex-sensitive healthcare workers and patients, and to reduce the risk of sensitisation for future generations. The AnsellCares program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, and periodic lectures and seminars.

While the Science and Technology group was devoted to implementing the operational restructuring plan for much of the year, a number of new products were brought to market or passed on to manufacturing for the new year. New products that generate, or will likely generate, significant sales are hand friendly exam and surgeons’ gloves, Dermaprene Ultra synthetic surgeons’ gloves, and a new line extension for the HyFlex family of ergonomic gloves with improved fit and feel and resistance to cuts and abrasions.

5D	TREND INFORMATION

Please refer to Item 4B – Business Overview and Item 5A – Operating Results.

5E	OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

5F	CRITICAL ACCOUNTING POLICIES

The preparation of the Company’s financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on other various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our management has identified the following critical accounting policies under Australian GAAP.

Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement or the existence of an arrangement indicating there has been a transfer of title, risks and rewards to the customer exists. Additional indicators are that no further work or processing is required by the Ansell Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the invoice date which is the date the commodity is generally delivered. Revenue is recognised on the delivery date.

Long- Lived Assets – Valuation

Fixed assets, goodwill and brand names are assessed to ensure carrying values do not exceed estimated recoverable amounts.

PART I

Item 5 : Operating and Financial Review and Prospects

5F	CRITICAL ACCOUNTING POLICIES (continued)

LONG-LIVED ASSETS – VALUATION (continued)

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

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•	deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Provision for Doubtful Accounts

The Company maintains a provision for doubtful accounts, as well as provisions for sales rebates and allowances. Significant management judgements and estimates must be made and used in connection with establishing these provisions. Actual results could be different from the Company’s current estimates, possibly resulting in increased future charges to earnings.

The Company provides for doubtful accounts for all individual receivables judged to be unlikely for collection. This provision is based on management’s analysis of the age of the receivable balances, historical bad debts write-off experience and general customer creditworthiness.

The Company provides for sales rebates and allowances based on existing agreements with customers.

Inventory Valuation

The Company uses certain estimates and judgements to properly value inventory. In general, the Company’s inventories are recorded at the lower of actual cost, manufactured cost or market value. The Company has an ongoing process of evaluating inventories for obsolescence and excess quantities. Inventories that are considered obsolete are written down to an estimated net sales value where such value is below cost.

Rationalisation and Restructuring

Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims

The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

PART I

Item 5 : Operating and Financial Review and Prospects

5G	CONTRACTUAL OBLIGATIONS

The Group has no significant long-term contractual obligations for the purchase of raw materials. The Group enters into lease arrangements for office and warehouse facilities in the normal course of business with such leases ranging from one to twenty years.

PART I

Item 6: Directors, Senior Management and Employees

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

As of 30 June 2003 the Directors of Ansell Limited were as follows:

Name	Age	Position	Year of Initial Appointment	Expiration of Current Term (1)
Edward Tweddell	62	Chairman	2001	2004
Peter L Barnes	60	Director	2001	2004
Harry Boon	55	Chief Executive Officer	2002	—
L. Dale Crandall	62	Director	2002	2005(2)
Herbert J. Elliott	65	Director	2001	2004
Stanley P Gold(3)	60	Director	2001	2004

(1)	Other than the Chief Executive Officer, the directors are subject to re-election at the Annual General Meeting next following their appointment and retirement by rotation every three years. At least one third of the Company’s Directors (those whom have served the longest since last being re-elected) retire each year and may offer themselves for re-election by the shareholders.

(2)	Mr L. Dale Crandall was appointed a Director in November 2002 and his appointment was confirmed by a vote of shareholders at the Annual General Meeting held in October 2003.

(3)	Mr. Michael J. McConnell has served as an alternate to Mr. Stanley P. Gold since October 2001.

As of 30 June 2003 the Executive Officers (1) who were not Directors were:

Name	Age	Position	Year of Initial Appointment	Commenced employment with Ansell Limited

Phil Corke	49	Senior Vice President, Human Resources & Communications	1998	1998

Duane Dickson	44	Head of Global Marketing and Program Director	2002	2002

Werner Heintz	45	Senior Vice President & Regional Director – Europe	2001	1999

Rustom Jilla	42	Chief Financial Officer	2002	2002

William Reed	56	Senior Vice President & Regional Director – Americas	2001	1989

William G Reilly	51	Senior Vice President & General Counsel	2000	2000

Peter Soszyn	51	Senior Vice President & Chief Information Officer	1995	1995

(1)	Executive Officers serve at the discretion of the Board of Directors.

The following is a brief biography of each of the Directors and Executive Officers of Ansell Limited as at 1 October 2003:

Edward Tweddell, BSC, MBBS (HONS.), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO. He is also Chairman of the Nepenthe Group Pty Ltd.

Resident Adelaide. Age 62

PART I

Item 6: Directors, Senior Management and Employees

6A	DIRECTORS AND SENIOR MANAGEMENT (continued)

Peter L Barnes, B.COM, MBA MELB

Appointed Non-executive Director in October 2001. He is chairman of Samuel Smith & Son Pty Limited, a Director of Metcash Trading Limited and Gold Coin Management Holdings Ltd. of Malaysia. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Resident Sydney. Age 60

Harry Boon, LLB (HONS), B.COM

Managing Director and Chief Executive Officer of Ansell Limited since April 2002. He has been with Ansell since 1976, and has been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.

Resident USA. Age 55

L. Dale Crandall, MBA UC Berkeley, CPA

Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Resident USA. Age 62

Herbert J Elliott, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Resident Perth. Age 65

Stanley P Gold, AB, JD

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc., President of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd.

Resident USA. Age 60

Michael J McConnell, (Alternate to Mr Stanley Gold since October 2001)

Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors, Inc. He is also a Director of Newport Technology Fund, Nuplex Industries and Port-Link International.

Resident USA. Age 37

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Phil Corke

Senior Vice President Human Resources and Communications

Phil Corke has been with Ansell since 1998 when he was appointed Senior Vice President of Human Resources. Prior to joining Ansell, he held senior human resources positions with Alpharma Inc., Textran Inc. and the Bristol-Myers group in the United Kingdom and the United States.

Duane Dickson

Head of Global Marketing and Program Director

Mr Dickson joined Ansell in July 2002 as Program Director to lead Ansell’s strategic business initiative – Operation Full Potential. He was given additional responsibility for Global Marketing in March 2003. Prior to joining Ansell, Mr Dickson was responsible for directing the strategic turnaround effort of Hercules. Prior to that he was Vice President and General Manager of the Industrial Performance Chemicals Division of Union Carbide Corp (Dow).

PART I

Item 6: Directors, Senior Management and Employees

6A	DIRECTORS AND SENIOR MANAGEMENT (continued)

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS (continued)

Werner Heintz

Senior Vice President and Regional Director – Europe

Mr Heintz joined Ansell in 1999 as Managing Director Ansell Protective Products Europe, Middle East and Africa. In February 2001 he assumed the position of Regional Director Europe, Middle East and Africa. Prior to joining Ansell, he was the European Marketing Director for Nynas, a leading producer and distributor of bitumen and specialty oils.

Rustom Jilla

Chief Financial Officer

Mr Jilla joined Ansell Limited on 23 September 2002. Mr Jilla has extensive experience in financial roles with global companies and was most recently Vice President Financial Operations of Perkin Elmer Inc. This followed a successful international career with BOC Group Plc from 1988-2000, both in the United States and New Zealand, in planning, product management and finance.

William Reed

Senior Vice President and Regional Director – Americas

Mr Reed has been with Ansell since 1989 following the acquisition of the Edmont Industrial glove business from Becton Dickinson and Co. He has been Senior Vice President and Regional Director of the Americas since February 2001. He was Executive Vice President and Regional Director of the Occupational Healthcare Division for the Americas from 1996 and was previously Americas Regional Director for the Consumer Division. Prior to 1993, he was Regional Director of Europe, based in Brussels.

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

Peter Soszyn

Senior Vice President and Chief Information Officer

Mr Soszyn has been with Ansell since 1995, when he was appointed Chief Information Officer. Prior to that, Mr Soszyn was with the Pacific Dunlop Group as Head of Corporate Information Systems for South Pacific Tyres from 1990 through 1995 and as Manager of Information Manufacturing Systems from 1985 to 1990. Prior to joining Pacific Dunlop Limited, Mr Soszyn served in a number of manufacturing and systems positions with Leigh Mardon Pty. Ltd., Amatil Pty. Ltd. and the State Planning Authority of New South Wales.

PART I

Item 6: Directors, Senior Management and Employees

6B	COMPENSATION

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during 2002-2003 as compensation to its Directors and its executive officers named below as a group was $8,121,776.

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

	Fixed Remuneration(a) A$	Fees(b) A$	Incentives(c) A$	Superannuation Contributions(d) A$		Notional Value of Equity Compensation(e) A$		Retirement Payments(f) A$		Total A$
NON-EXECUTIVE DIRECTORS

E D Tweddell(g) Chairman	156,000	180,000	—	10,519		—		152,615	(j)	499,134
P L Barnes	—	67,500	—	6,075		—		59,058	(j)	132,633
L D Crandall(h)	—	42,815	—	3,853		—		22,330		68,998
H J Elliott	—	64,387	—	5,795		—		80,358	(j)	150,540
S P Gold(i)	—	60,000	—	5,400		—		53,150		118,550
S C H Kay(h)	—	19,408	—	1,747		—		84,647	(j)	105,802

MANAGING DIRECTOR AND OFFICERS(R) OF THE COMPANY AND THE GROUP

H Boon(k)(p) Group Managing Director and Chief Executive Officer	1,160,483		459,291	411,962	(n)	475,000	(l)			2,506,736
P Corke (k)(p)	389,088		117,679	43,559	(n)	38,721				589,047
D Dickson(k)(p)	515,848			26,774	(n)	77,443				620,065
W Heintz(m)(q)	553,447		180,504	85,911	(o)	38,721				858,583
R Jilla(k)(p)	399,137			34,276	(n)	142,495				575,908
W Reed(k)(p)	446,710		151,256	37,452	(n)	46,466				681,884
W. Reilly (k)(p)	377,153		121,739	44,251	(n)	38,721				581,864
P Soszyn(k)(p)	385,678		112,530	95,103	(n)	38,721				632,032

(a)	Comprises the cost to the Company of cash salary, non-cash benefits, expatriate assignment costs and associated taxes.

(b)	Includes fees in connection with Board and Board Committee responsibilities.

(c)	Performance-based payments pursuant to the Company’s short-term incentive program.

(d)	Includes for two US-based Officers, an imputed notional contribution calculated at an actuarial rate, and in the case of Directors, at the rate that would satisfy Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian super-annuation fund in respect of the year ended 30 June 2003 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and executives set out in Note 28 to the Financial Statements contained in Items 17 and 18.

PART I

Item 6: Directors, Senior Management and Employees

6B	COMPENSATION (continued)

(e)	In accordance with the requirements of guidelines issued by the Australian Securities and Investments Commission, remuneration includes a proportion of the notional value of Options or Performance Share Rights (PSRs) granted during the year pursuant to the Company’s equity-based long term incentive plan. In accordance with these requirements, the notional value is determined as at grant date and is progressively allocated over the ‘vesting period’ for these securities. The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the Options or PSRs vest. The notional value of Options or PSRs (as the case may be) as at their effective date of grant has been determined in accordance with Accounting Exposure Draft 108 applying the Monte Carlo Simulation valuation method.

Type of Security/ No. Granted	Effective Date of Grant	Vesting Date	Notional Value
Option 1,000,000	1/7/2002	30/6/2003 30/6/2004	0.47 0.96
Option 300,000	1/7/2002	30/6/2003 30/6/2004 30/6/2005	0.51 1.03 1.20
PSR 437,500	1/7/2002	30/6/2003 30/6/2004 30/6/2005	2.69 2.54 2.06

Calculation of Option and PSR values are based on a share price of $6.58 as at 1 July 2002 using a risk-free interest rate of 5.5 per cent, a market-derived volatility rate and a median rate of discount to reflect the probability of meeting the performance hurdles.

(f)	Includes accrued entitlements of the Non-executive Directors to retirement benefits, paid out as at 30 June 2003, as detailed in Item 6C – Board Practices.

(g)	Includes remuneration for extra services (now ceased) related to the resolution of matters carried over from the previous Pacific Dunlop Limited structure.

(h)	Ms S C H Kay retired as a Director and Mr L D Crandall was appointed as a Director on 1 November 2002.

(i)	Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company’s Constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold’s alternate.

(j)	The payment of entitlements for Australian-based directors was made by a Group-sponsored superannuation fund, not the Company.

(k)	US-based Officers.

(l)	The notional value of remuneration for Mr Boon includes a value attributed to 600,000 Options granted to Mr Boon in 1997, prior to his appointment as Group Managing Director and Chief Executive Officer, pursuant to the former Pacific Dunlop Executive Share Option Plan. Following the 5 for 1 consolidation of capital, 120,000 Options remained ‘live’ with an exercise price of $16.50 each. The performance conditions attaching to these options were not satisfied and the Options lapsed on 11 December 2002. In accordance with Guidelines issued by the Australian Securities and Investments Commission a value of $384,000 would have applied to these options over the five-year vesting period. Notwithstanding this ‘notional value’, as the options lapsed unexercised, Mr Boon derived no value from these Options and their value is not included in the table above.

(m)	European-based Officer.

(n)	Includes contributions to US benefit or non-qualified pension plan.

(o)	Includes contributions to European pension plan.

(p)	US-based Officers are paid in US$. The average exchange rate for the period, as set out in the Financial Statements, is US$0.58651 = A$1.00.

(q)	Europe-based Officer paid in €. The average exchange rate for the period is €0.55872 = A$1.00.

(r)	The Officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.

PART I

Item 6: Directors, Senior Management and Employees

6B	COMPENSATION (continued)

The Company had agreements with each of the Non-executive Directors, which provided for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken, either by the Company or by a superannuation fund of which the Company is employer sponsor. These agreements have been terminated as at 30 June 2003.

The Company has operated two share plans for employees and Directors.

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”); and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”).

No issue of shares has been made under either Plan since February 1994. The Board determined during 1996 that no further issues of shares would be made under the Executive Plan.

Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/94 issue – 8¼ years). While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment with the Company (other than for death, retrenchment, retirement or upon the sale of a business) prior to expiration of the restriction period. Once restrictions cease, the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) or the last sale price of the Company’s ordinary shares on the Australian Stock Exchange Limited. As of 30 June 2003, no offers to Executives were outstanding and as noted above, no further issues will be made under this Plan. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The number of Executive Plan Shares outstanding at 30 June 2003 was 922,100 and as of 31 October 2003 was 765,100 shares. During the fiscal year, the amounts outstanding on 252,500 existing Executive Plan Shares were fully paid. From the end of the fiscal year through 31 October 2003, the amounts outstanding on an additional 157,000 Executive Plan Shares were fully paid.

Under Australian law, the Company is not required to disclose and does not otherwise disclose the number of Executive Plan Shares held by each executive officer individually, unless such executive officer is also a Director. There were no Executive Plan Shares held by Directors of Ansell Limited as of 30 June 2003.

In addition to the Executive Plan, the Company maintains an Employee Plan under which 210,679 fully paid Ordinary Shares were held as of 30 June 2003 by employees of the Company and 161,488 shares (including Ordinary Shares issued as bonus shares) were held as of 31 October 2003. The Employee Plan permits full-time and part-time employees, who have completed three or more years continuous service with the Company and who do not participate in the Executive Plan, to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as of the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. Loans under this plan have been made and any future loans under this plan will be made, only if permitted under the relevant securities laws.

The shares are not transferable while a loan remains outstanding, but carry voting rights and entitlement to dividends (although dividends are applied in reduction of the loan). Invitations are made under the Employee Plan from time to time. As of 30 June 2003, no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

Issues of shares under the Employee Plan to date have been in 1986–1987 at $23.60 per share, in 1987–1988 at $20.05 per share, in 1988–1989 at $20.65 per share, in 1990–1991 at $22.10 per share, in 1991–1992 at $21.50 per share and in 1993–1994 at $25.00 per share. Holders of Employee Plan Shares at June 1987, May 1989 and October 1993 became entitled to bonus shares (stock dividends) totalling 1,960,062 shares in respect of bonus issues (stock dividends) declared in June 1987, May 1989 and October 1993.

PART I

Item 6: Directors, Senior Management and Employees

6B	COMPENSATION (continued)

During the 2002-2003 fiscal year, the loan liability of members in respect of 467,621 fully paid ordinary shares of $2.50 each was discharged. From the end of the fiscal year through 31 October 2003 the loan liability in respect of an additional 49,191 fully paid shares was discharged. No new shares were issued during 2002-2003 under the Employee Plan.

The Company’s accounting policy in respect of the Employee Plan is to recognise the paid-up capital and share premium upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount is recognised upon issue, apart from the capital paid-up on the shares, as the amount of the call payable is not known at the time of issue. Once a call has been made upon the shares and paid, the Company recognises the increase in paid-up capital and share premium. A loss of $13,288 pre tax in respect of the Employee Share Plan was recognised for the year 2002-2003, compared to a loss of $535,381 pre tax for the year 2001-2002 and in 2000-2001 a loss pre tax of $312,980.

The Company has also adopted the Ansell Limited Stock Incentive Plan (“Stock Incentive Plan”) for the benefit of key employees of the Company. The Stock Incentive Plan provides for equity-based awards in the form of stock options and performance share rights (“PSRs”). The Board administers the Stock Incentive Plan and determines the employees eligible for awards, and the type and amount of awards that will be granted to each eligible employee. The Board can unilaterally amend or terminate the Stock Incentive Plan at any time.

The award of a stock option under the Stock Incentive Plan entitles the employee to purchase ordinary shares of Company common stock at a price that is fixed at the time the option is granted. Once vested, an employee can elect to exercise the option at any time prior to its expiration date. A PSR entitles the employee to one fully paid ordinary share of common stock of the Company at the time the PSR vests. Employees are not required to pay for the shares received under a PSR.

The Company first granted PSRs to eligible employees, effective July 1, 2002. The PSR award was divided into three equal tranches that vest over a three-year period, beginning with the fiscal year ended June 30, 2003, provided that certain EBITA performance targets are achieved. The performance target for the fiscal year ended June 30, 2003 was achieved and the first tranche of the PSRs vested on that date. Employees are prohibited from trading 50% of the shares received on vesting of the PSRs for a period of 12 months following the vesting date. Employees subject to tax outside of Australia can trade additional shares in an amount sufficient to cover any taxes due upon vesting of the PSRs. A second round of awards on similar terms to the first round was made effective July 1, 2003. The hurdle periods for the second round of awards are for the three fiscal years commencing with June 30, 2004. Unless the Board determines otherwise, unvested PSRs are forfeited if the employee terminates employment prior to the vesting date.

Unless determined otherwise in an award agreement, upon a change in control of the Company all vested PSRs which are subject to transfer restrictions will cease to be restricted, and all vested options may be exercised within a 30 day period following the date the Board notifies participants of the change in control. The Board, in its discretion, may also accelerate the vesting of unvested awards. Change in control is defined in the Stock Incentive Plan and includes (i) a takeover bid for more than 50% of the Company’s issued shares of stock, (ii) a court ordered meeting in connection with a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of the Company or it amalgamation with any other company, (iii) a person becoming bound or entitled to acquire shares of Company stock under section 414 or Chapter 6A of the Australian Corporations Act 2001, (iv) a resolution for voluntary winding up of the Company, or (v) an order for compulsory winding up of the Company.

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES

The Board works under a set of well established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company’s Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company’s policies remain in accordance with best practice. The Board is aware of, and has had regard to developments in Australia and overseas in relation to corporate governance “best practice.”

The Board has for some time satisfied the majority of the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its annual review of corporate governance practices.

The corporate governance section of the Company’s website contains various materials relating to corporate governance, including Board charter, Committee charters, Code of Conduct and other information. The link to the corporate governance section of the Ansell website is www.ansell.com/corpgov/index.shtml.

Board Responsibilities

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

•	review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

•	monitor the performance of functions delegated to the executive team including the progress of major capital expenditures, capital management, acquisitions, divestitures and strategic commitments; and

•	assess the suitability of the Company’s overall strategies, business plans and resource allocation;

•	appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

•	regularly evaluate the performance of the Chief Executive Officer and Senior Management and ensure appropriate executive succession planning is conducted;

•	monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

•	ensure regulatory compliance and maintain adequate risk management processes;

•	report to shareholders; and

•	implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company’s practice for Directors to visit a number of the Company’s facilities in each year.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Risk Management and Code of Conduct

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, engineering and professional advisers; and

•	a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act.

Ansell is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct, which aims to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on the following key principles whereby Ansell:

•	strives to do business with customers and suppliers of sound business character and reputation;

•	strives to maintain the highest standard of ethical behaviour in business dealings and to behave with integrity in all dealings with customers, shareholders, government, employees, suppliers and the community;

•	does not knowingly support any public or private organisation, which espouses discriminatory policies or practices; and

•	expects all our employees to perform their duties with honesty, truthfulness and integrity.

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are encouraged to participate in Company sponsored compliance programs presented by or on behalf of the Company to ensure that they remain up to date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

Board Composition

The Board’s policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company’s Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition.

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002).1 The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking, these guidelines seek to determine whether the director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

The Company currently has 6 Directors, 1 of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). The remaining 5 Directors are Non-executive, 4 of whom, including the Chairman, are “independent.” In addition, one alternate Director has been appointed to represent Mr Gold, an overseas-based Director. Mr Gold, who is a Director of, and represents, the largest single shareholder in the Company, Shamrock Holdings of California Inc., is the only Non-executive Director who does not meet the Board’s definition of independence. For the purposes of completeness, Mr Gold’s alternate, Mr McConnell is also not considered independent. In the opinion of the Board, the present composition fairly represents the interests of all shareholders in the Company. Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

Board Review and Election Processes

The Board periodically conducts a formal review of its performance in meeting shareholder and stakeholder expectations. Such reviews include:

•	comparing Board performance against agreed external benchmarks;

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;

•	assessing whether corporate governance principles are appropriate and reflect “good practice” (by way of self-assessment using a structured approach); and

•	assessing whether the expectations of differing shareholder groups have been met.

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

Appointment Terms

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board, and advise the Nomination, Remuneration and Evaluation Committee, prior to accepting a position as a Non-executive Director of another company.

[1]	Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Remuneration

Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend on distributing that full amount by way of fees.

The Board has determined that the practice of paying retirement benefits to Non-executive Directors be discontinued (notwithstanding the payment of retirement benefits had previously been approved by shareholders). At the June 2003 Board meeting the Board resolved that:

•	no new Non-executive Director appointed to the Board will be entitled to the payment of a retirement benefit upon retirement from office; and

•	the entitlements of current Non-executive Directors cease to accrue with effect from 30 June 2003 and the accrued entitlements of Directors be calculated and paid out to each Director as at that date.

For the period 1 July 2002 to 30 June 2003, Directors received an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum was paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair in each case receiving a fee of $7,500 per annum.

After receiving independent expert advice, undertaking a review of comparative companies and following the decision to cease paying retirement benefits to Non-executive Directors, the annual fee payable to each Non-executive Director has been increased, with effect from 1 July 2003, to $75,000 per annum for Board duties, with the Chair receiving $225,000 per annum. A fee of $7,500 per annum will be paid to Directors appointed to the Audit Committee and the Nomination, Remuneration and Evaluation Committee with the Committee Chair receiving a fee of $9,375 per annum. The adopted increases remain within the aggregate fee cap approved by shareholders.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10 per cent of their annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year’s fees, pursuant to a Non-executive Directors’ Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company.

As members of management, Executive Directors, when appointed, do not receive fees or Directors’ retirement benefits. They are members of the Company’s Superannuation Fund and, as such, participate in Company sponsored superannuation.

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

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Conflict of Interest

In order to ensure that any ‘interests’ of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue, or vote in respect of the matter at the meeting where the matter is considered.

Board Committees

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

The Board periodically reviews the charter of each Committee.

The Board also delegates specific functions to ad hoc Committees of Directors on an “as needs” basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

Audit Committee

The members of the Audit Committee during the year were all “independent” Non-executive Directors and comprised:

•	Mr P L Barnes (Chair);

•	Mr L D Crandall (from 11 December 2002)

•	Mr H J Elliott; and

•	Ms S C H Kay (until 1 November 2002)

Members of the Audit Committee are financially literate and the Board is of the opinion that the members of the Committee possess sufficient financial expertise and knowledge of the industry in which the Company operates.

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangements, both internal and external. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company’s internal and external auditors, reviews the scope of their activities, reviews the external auditors’ remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner not serve for more than 5 consecutive years. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s external auditor that is based on the principle that work that may detract from the auditor’s independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director - Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Nomination, Remuneration and Evaluation Committee

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

•	Dr E D Tweddell (Chair);

•	Mr P L Barnes; and

•	Mr S P Gold,

a majority of whom are “independent” Non-executive Directors.

This Committee’s charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program.

The Committee also considers matters including succession and senior executive compensation policy, including short and long-term incentive plans and the Company’s recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.

The Committee has available to it the services of independent professional advisers to assist in the search for high calibre people at all levels and ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2003

	Board		Audit		Nomination, Remuneration and Evaluation
	Held	Attd	Held	Attd	Held	Attd
Directors – Continuing
E D Tweddell	8	8	1	1	3	3
P L Barnes	8	8	5	5	3	3
H Boon	8	8
L D Crandall	6	6	3	3
H J Elliott	8	8	4	4
S P Gold	8	8			3	2
Directors – Former
S C H Kay	2	2	2	2

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office. Ms S C H Kay retired on 1 November 2002.

Mr L D Crandall was appointed on 1 November 2002.

Mr S P Gold attended four Board meetings in person and was represented at each other meeting by his alternate, Mr M J McConnell.

PART I

Item 6: Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 3 September 2002 in relation to the signing of the Accounts for the year ended 30 June 2002. A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 13 February 2003, in relation to the review and lodgment of the Half-Year Results announcement, Reports and Financial Statements for the six months ended 31 December 2002.

A special Board Committee comprising Dr E D Tweddell and Mr H Boon was convened and met on 16 April 2003 and 30 April 2003 in connection with the Company’s share buy-back program.

6D	EMPLOYEES

As of 30 June 2003 Ansell Limited employed 12,013 full time equivalent employees.

Approximately 16% of the total workforce of Ansell, who are predominantly located outside of Australia, belong to trade unions, while the length of the union contracts is typically 3 years. Management believes it has good relations with its unions.

6E	SHARE OWNERSHIP

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1*	2*	3*
E D Tweddell	30,872	—	—
P L Barnes	10,370	—	—
H Boon	56,701	1,000,000	—
L D Crandall	3,828	—	—
H J Elliott	7,798	—	—
S P Gold	9,065	—	24,428,841
M J McConnell (alternate to S P Gold)	20,000	—	—

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial, Executive Share Options. These were granted in 2002 and have an exercise price of $6.32. They were granted in two equal tranches of 500,000 options, with each tranche being independent of the other. The first tranche may only be exercised if a hurdle applicable to the 2003 financial year is achieved. This hurdle has been achieved and the first tranche may be exercised after 30 June 2004 and prior to 30 June 2006. The second tranche may only be exercised if a hurdle applicable to the 2004 financial year is achieved.

3.	Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10% economic interest in the holding of Trefoil International III, SPRL of which he is also a Director. Trefoil International III, SPRL is a related body corporate of Shamrock Holdings of California Inc.

The shareholdings of each Director represents less than 1% of the Company’s shares on issue, with the exception of Mr Gold, who has an indirect interest in 10.18% of the Company’s shares by virtue of his economic interest in Shamrock Holdings of California Inc.

Non-executive Directors’ Share Plan

Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

PART I

Item 6: Directors, Senior Management and Employees

6E	SHARE OWNERSHIP (continued)

Non-executive Directors’ Share Plan (continued)

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors Share Plan during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

Director	Number of shares acquired	Date of Acquisition	Acquisition Price A$
Dr E D Tweddell	642 607 888 756	19/9/2002 17/12/2002 17/3/2003 20/6/2003	$ $ $ $	6.98 7.38 5.05 5.93
Mr P L Barnes	240 227 333 283	19/9/2002 17/12/2002 17/3/2003 20/6/2003	$ $ $ $	6.98 7.38 5.05 5.93
Mr L D Crandall	864 1516 1448	17/12/2002 17/3/2003 20/6/2003	$ $ $	7.38 5.05 5.93
Mr H J Elliott	214 202 296 325	19/9/2002 17/12/2002 17/3/2003 20/6/2003	$ $ $ $	6.98 7.38 5.05 5.93
Mr S P Gold	1546 1281 4181 1336	19/9/2002 17/12/2002 17/3/2003 20/6/2003	$ $ $ $	6.98 7.38 5.05 5.93

In addition, Ms S C H Kay participated in the Plan prior to her retirement as a Director of the Company, acquiring 232 shares on 19 September 2002 at $6.98 per share.

Executives Share Ownership

The relevant interests of senior executives in the share capital of the Company as at the date of this Report, were:

	1	2	3
Mr P. Corke	—	—	25,000
Mr D. Dickson	—	—	50,000
Mr W. Heintz	—	—	25,000
Mr R. Jilla	6,000	300,000	—
Mr W. Reed	100	—	30,000
Mr W. Reilly	—	—	25,000
Mr P. Soszyn	1,100	—	25,000

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial Executive Share Options. These were granted in 2002 and have an exercise price of $6.97. They were granted in three equal tranches of 100,000 options, with each tranche being independent of the other. The first tranche could only be exercised if a hurdle applicable to the 2003 financial year was achieved. This hurdle was achieved and the first tranche may be exercised after 30 June 2004. The second and third tranches may only be exercised if hurdles applicable to the 2004 and 2005 financial years are achieved.

3.	Performance Share Rights (PSR’s). The award of a PSR by the Company entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR’s that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met. Grants of PSR’s to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur. The hurdles applicable to the first tranche have been met and that tranche has vested.

The shareholdings of each Executive Officer represents less than 1% of the Company’s shares on issue.

PART I

Item 7: Major Shareholders and Related Party Transactions

7A	MAJOR SHAREHOLDERS

To the best of its knowledge, Ansell Limited is not directly, or indirectly, controlled by any corporation, or any foreign government. Ansell Limited does not know of any arrangement, the operation of which may result in a change of control of Ansell Limited.

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest are as follows:

	No. of Fully Paid Shares	% of Issued Capital
Maple-Brown Abbott Ltd.	20,954,605	11.24%
Shamrock Holdings of California and its related bodies corporate	18,928,840	10.18%
Perpetual Trustees Australia Limited	18,274,579	9.83%
Harris Associates L.P.	16,840,730	9.06%

None of the Company’s substantial shareholders has voting rights that differ from those granted to Ansell Limited’s ordinary shareholders by the Company’s Constitution.

Voting rights as governed by the Constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a)	on a show of hands, one vote only;

(b)	on a poll, one vote for every fully paid ordinary share held.

On 30 June 2003, 333,046 ADSs (equivalent to 1,332,184 Ordinary Shares, which represents approximately 0.7% of the Ordinary Shares then outstanding) were outstanding and held by 142 registered holders with addresses in the United States.

7B	RELATED PARTY TRANSACTIONS

During the period from 30 June 2000 to 30 June 2003, the largest aggregate amount of indebtedness owed by Directors or senior management to Ansell Limited was $1,050,000. This indebtedness was outstanding under the Housing Loan Plan, which has allowed certain individuals to borrow money to purchase a residence. The rate of interest paid or charged on such indebtedness was 4.00% for fiscal years 2003, 2002 and 2001. As at the date of this report, all amounts owing under the Plan have been repaid.

Refer to Note 34 to the Financial Statements included in Items 17 and 18 for additional details of Related Party Transactions.

7C	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

PART I

Item 8 : Financial Information

8A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements are included herein as Items 17 and 18.

Refer to Note 26 to the Financial Statements for details of legal proceedings.

The Company has no fixed policy on dividend distribution. The payment of dividends is at the discretion of the Board.

8B	SIGNIFICANT CHANGES

Refer to Note 39 to the Financial Statements included herein as Items 17 and 18 for details of significant event subsequent to the end of the financial year.

PART I

Item 9: The Offer and Listing

9A	OFFER AND LISTING DETAILS

The following table sets out for the periods indicated ($A) the highest and lowest market quotation for the Ordinary Shares reported on the Daily Official List of The Australian Stock Exchange Limited and (US$) the highest and lowest bid prices for ADSs quoted on the NASDAQ National Market System.

	$A Ordinary Shares		US$ Per ADS(1)
Period	High	Low	High	Low
Last 5 Financial Years
Fiscal Year 2003	7.690	4.960	17.900	12.100
Fiscal Year 2002	7.010	3.400	15.310	6.550
Fiscal Year 2001	8.400	4.000	19.375	8.205
Fiscal Year 2000	12.400	6.850	31.875	14.220
Fiscal Year 1999	16.250	10.800	38.750	28.125
By Quarter 2003-2004
First Quarter	6.950	5.840	18.310	15.500
By Quarter 2002-2003
First Quarter	7.150	6.450	15.480	13.800
Second Quarter	7.690	6.670	17.200	14.500
Third Quarter	7.650	4.960	17.900	12.100
Fourth Quarter	6.370	5.250	16.220	12.200
By Quarter 2001-2002
First Quarter	4.300	3.400	9.145	6.550
Second Quarter	5.200	3.550	10.750	7.402
Third Quarter	6.200	5.150	13.000	10.005
Fourth Quarter	7.010	6.000	15.310	12.650
Last 6 Months
November 2003	6.960	6.510	20.020	18.650
October 2003	7.220	6.700	19.990	18.190
September 2003	6.950	6.550	18.310	17.420
August 2003	6.920	6.020	17.770	15.760
July 2003	6.150	5.840	16.000	15.600
June 2003	6.040	5.650	15.750	14.990

(1)	Each ADS represents four Ordinary Shares.

The total market capitalisation of Ansell Limited at 30 June 2003 was $1,086 million. The total market capitalisation of Ansell Limited at 28 November 2003, was $1,195 million and the closing price for Ansell Limited ordinary shares on the ASX on that date was $6.53.

9B	PLAN OF DISTRIBUTION

Not Applicable

PART I

Item 9: The Offer and Listing

9C	MARKETS

The principal trading market for Ansell Limited’s Ordinary Shares (“Ordinary Shares”), is the Australian Stock Exchange Limited (ASX). The Ordinary Shares are also listed on the London Stock Exchange and the Stock Exchange of New Zealand. The Company’s American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADR’s”) issued by Morgan Guaranty Trust Company of New York, as Depositary (the “Depositary”), are traded in the United States in the over-the-counter market and are quoted on the NASDAQ National Market System.

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

9D	SELLING SHAREHOLDERS

Not Applicable

9E	DILUTION

Not Applicable

9F	EXPENSES OF THE ISSUE

Not Applicable

PART I

Item 10: Additional Information

10A	SHARE CAPITAL

Not Applicable

10B	CONSTITUTION

The Company adopted its current Constitution on 12 April 2002. Set out below is a summary of the Constitution’s key provisions.

Under Australian company law, a company is permitted, but not required, to have an objects clause or statement of purposes in its Constitution. The Company deleted its previous objects clause from its Constitution on 16 November 1992. Pursuant to the provisions of the Corporations Act 2001, (Cth), (the “Corporations Act”) the Company has the legal capacity of an individual and all of the powers of a body corporate.

Rule 38(b) of the Company’s Constitution permits the Directors to exercise all the powers of the Company, at their discretion, including:

(a)	to raise or borrow money;

(b)	to charge any of the Company’s property or business or any amount unpaid on its shares; and

(c)	to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

These borrowing powers, as with any provision of the Constitution, can be amended by the shareholders of the Company passing a special resolution at a general meeting.

Rule 5 permits the Company to issue shares and grant options for shares on such terms and with such rights and restrictions as decided by the Directors. The issue and terms of issue of preference shares must be approved by the Company’s shareholders in general meeting as required by the Corporations Act.

The Constitution contains provisions consistent with ASX Listing Rules, which permit the Company to divest holdings of less than a marketable parcel (i.e. holdings which are worth less than $A500).

Rule 53 provides that, subject to any rights or restrictions attached to any shares or class of shares, the profits of the Company are divisible amongst the holders of ordinary shares (being the only class of shares currently on issue) in proportion to the capital paid up, or credited as paid, upon the shares held by them respectively.

Rule 32 provides that the maximum number of Directors is 8 and the minimum number is 4. There is no age limit prescribed in the Company’s Constitution for Directors. All Directors of the Company, other than the Managing Director, are required to seek re-election at least once in every three years on a rotating basis.

Rule 37(f) of the Company’s Constitution permits a Director who has an interest in a matter that is being considered at a meeting of Directors to, despite that interest, vote, be present and be counted in a quorum at the meeting, unless prohibited by the Corporations Act. The Corporations Act prohibits a Director of the Company from being present at a meeting of Directors during consideration of, or voting upon, a matter in which that Director has a material personal interest. This does not apply to voting on Directors’ compensation. However, the total aggregate remuneration payable to the Non-executive Directors may not exceed the maximum amount approved by shareholders at a general meeting from time to time pursuant to rule 35(a) of the Company’s Constitution.

Rule 60 of the Constitution provides Directors with a right to access Company documents consistent with existing rights under the Corporations Act. Rule 61 of the Constitution provides for the provision of an indemnity and the maintenance of insurance in favour of certain Directors and officers of the Company and its related bodies corporate to the levels required by the Corporations Act.

As previously indicated, rule 53 provides for each share to participate in those of the Company’s profits the Board determines to distribute in proportion to the amount paid up on those shares, subject to any right or restriction attaching to a share or class of shares. In the event of liquidation, rule 59 permits the liquidator, with the sanction of a special resolution to divide among shareholders the whole or any part of the Company’s property and decide how the division is to be carried out as between the members or different classes of members.

PART I

Item 10: Additional Information

10B	CONSTITUTION (continued)

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

There are no redemption or sinking fund provisions in the Constitution. However, the Corporations Act requires the approval of shareholders to the issue of preference shares with a right of redemption (or authorisation of the Board to issue such shares). Any amount of the issue price of a share that remains unpaid may, subject to any rights or restrictions attaching to a share, be called for payment by the Board pursuant to rule 10. However, once the full amount of the issue price of a share has been paid, a shareholder is not liable to contribute any further capital to the Company in respect of that share. The Company’s Constitution does not contain any provision discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares, nor does it contain any provisions pertaining to the changing of the rights of shareholders.

The provisions of the Constitution dealing with general meetings and proxies reflect the requirements in relation to the matters imposed by the Corporations Act. The Company is required by the Corporations Act to hold an annual general meeting at least once in each calendar year. In addition, the Corporations Act and rule 23 provide that the Directors (including any single Director) may at any time convene a general meeting of shareholders and the Directors must convene a general meeting upon the requisition of at least 100 shareholders or the holders of 5% of the votes that may be cast at the meeting. The Constitution does not impose any conditions upon the admission of shareholders to a general meeting, however, rule 25(a) permits the chair of a general meeting to take any action he or she considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse a person admission to, or require a person to leave and remain out of, the meeting if the person is disruptive.

Rule 30(a) provides, subject to any rights or restrictions attached to any shares or class of shares, that every shareholder present at a meeting has one vote on a show of hands and each share, on a poll is:

(a)	if fully paid – entitled to one vote;

(b)	if partly paid – entitled to a fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited).

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

In addition to the information contained above, the Corporations Act:

(a)	provides a code that regulates “takeovers” (changes in control) of Australian companies that applies, in general, where a shareholder becomes entitled to 20% or more of the issued shares of a company; and

(b)	provides for disclosure of share ownership once a person and his or her associates become entitled to 5% or more of the issued shares in a company.

The Foreign Acquisition and Takeovers Act 1975 (Cth) regulates the acquisition of interests in Australian companies by foreign nationals in excess of 15% of the issued shares of a company. There are no conditions imposed under the Constitution governing changes in capital that are more stringent than required by Australian company law.

PART I

Item 10: Additional Information

10C	MATERIAL CONTRACTS

The following is a summary of the material contracts entered into by the Company over the last two years:

•	Sale of Business Agreement dated 30 November 2001 made between the following Ansell Limited Group companies: Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Ativ Pac Pty Ltd, Pacific Dunlop Holdings (NZ) Limited, Pacific Dunlop Holdings (Europe) Ltd, Pacific Dunlop Holdings (USA) Inc, PD International Pty Limited, Pacific Dunlop Holdings (Singapore) Pte Ltd, PD Holdings (Malaysia) Sdn Bhd, PD Licensing Pty Ltd, Niblick Pty Ltd, Cliburn Investments Pty Ltd, PD Shared Services Holdings Pty Ltd and Ansell Limited (as sellers) and PB Holdings NV, Pacific Brands Holdings Pty Ltd, Pacific Brands Household Products Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sports & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as buyers) in relation to the sale of the business of manufacturing, marketing, selling and distribution of clothing and related apparel, foam, bedding accessories and products, footwear and sporting and leisure equipment carried on by the sellers and known as “Pacific Brands.”

•	The total consideration payable under the sale of business agreement and under related documents for the sale of equivalent businesses in New Zealand, Fiji, Indonesia, Hong Kong, Malaysia, USA, and the United Kingdom was approximately A$730 million.

10D	EXCHANGE CONTROLS

Except for restrictions on foreign exchange transactions with ministers and senior officials of the Government of Zimbabwe and the supporters of the former Milosevic regime, the Reserve Bank of Australia (“RBA”) does not inhibit the import and export of funds, and no permission is required by Ansell Limited for the movement of funds in and out of Australia. Under Part 4 of the Charter of the United Nations Act 1945 and the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) (“Regulations”), anybody holding financial or other assets of persons or entities listed as terrorists by either the Minister of Foreign Affairs in the Commonwealth Gazette or on the website of the Committee established by Resolution 1267 (1999) of the Security Council of the United Nations, is prohibited from dealing with those assets. It is also a criminal offence to make assets available to such persons or entities. The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) imposes a freeze on the financial resources of the previous government of Iraq, Saddam Hussein, other senior officials of his regime, and their immediate families. Accordingly, at the present time, remittance of any dividends, interest or other payment by Ansell Limited to non-resident holders of Ansell Limited’s securities in the United States is not restricted by exchange controls or other limitations, unless the non-resident holder is a person or entity listed by the Minister or on the Committee website under the Regulations.

Ansell Limited has 185,706,901 Ordinary Shares (excluding Employee Plan Shares, as defined in “Compensation of Directors and Executive Officers”) on issue as at 30 June 2003. Non-residents of Australia may freely hold and vote Ordinary Shares, subject to compliance with the Foreign Acquisitions and Takeovers Act 1975 of Australia (the “Foreign Takeovers Act”). Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Takeovers Act. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of rural land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

Since the Australian government’s Economic Statement of February 1992, the policy of the body which reviews foreign investment (the Foreign Investment Review Board) is that only acquisitions of shares in companies which have assets in excess of $50 million will require approval. The Corporations Act also regulates acquisitions giving rise to ownership of substantial amounts of a company’s shares.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

The Corporations Act prohibits any person (including a corporation), whether foreign or not, from acquiring a relevant interest in voting shares in a company if, after the acquisition, that person’s or any other person’s voting power in the company increases from 20% or below to more than 20%, or increases from a starting point that is above 20% and below 90%.

A person is considered to have voting power in respect of a share under the Corporations Act if the person or an associate (as defined in the Corporations Act) is the holder of the share, or has, or is deemed under the Corporations Act to have, power (whether direct or indirect and whether legally enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things as specified in the Corporations Act):

(1)	to exercise, or to control the exercise of, the right to vote attached to that share; or

(2)	to dispose of, or to control the exercise of a power to dispose of, that share.

This prohibition is subject to certain exceptions which must be strictly complied with to be applicable. Some of the more significant exceptions are as follows:

•	Section 611(1) of the Corporations Act permits a person to acquire more than 20% of the voting shares of a company under a formal takeover bid, being an offer to the shareholders of the target company to acquire their shares. The takeover bid may be an off-market bid or a market bid; and

•	under Section 611(9) of the Corporations Act, a person who is already entitled to at least 19% of the voting shares is permitted to increase their voting power by not more than 3% in any period of six months.

Dividends paid to holders of Ordinary Shares who are non-residents of Australia are subject to certain Australian withholding tax requirements. See “Taxation-Australian Taxation.”

Dividends paid to United States Holders (as defined below) are also subject to United States federal income tax requirements, although those paid to non-United States Holders generally are not.

AMERICAN DEPOSITARY RECEIPTS

The following is a summary of all material provisions of the Second Amended and Restated Deposit Agreement (including any exhibits thereto, the “Deposit Agreement”) dated as of 26 March 1999 among the Company, Morgan Guaranty Trust Company of New York, as depositary (the “Depositary”), and the registered Holders from time to time of the ADR’s issued thereunder (“ADR’s”). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York, New York (the “Principal New York Office”), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADR’s evidencing American Depository Shares (“ADSs”) are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive four Shares deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the “Deposited Securities”) with the Custodian under the Deposit Agreement (together with any successor or successors thereto, the Custodian).

An ADR may evidence any number of ADSs. Only persons in whose name ADR’s are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders. As the context requires, the term ADR refers to certificated receipts as well as to ADSs reflected on the direct registration system maintained by the Depositary.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

DEPOSIT, TRANSFER AND WITHDRAWAL

In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in a form satisfactory to it:

(a)	a written order directing the Depositary to issue to, or upon the written order of, the person or persons designated in such order an ADR or ADR’s evidencing the number of ADSs representing such deposited Shares (a “Delivery Order”);

(b)	proper endorsements or duly executed instruments of transfer in respect of such deposited Shares;

(c)	instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Shares or indemnity therefor; and,

(d)	proxies entitling the Custodian to vote such deposited Shares until such Shares are transferred and recorded on the register of shareholders of the Company in the name of the Depositary or its nominee.

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

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall properly issue at the Transfer Office, which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADR’s registered as requested and evidencing the aggregate ADSs to which such person is entitled.

Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADR’s for delivery at the Transfer Office only against deposit with the Custodian of:

(a)	Shares in form satisfactory to the Custodian;

(b)	rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or,

(c)	other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADR’s”) only if:

(i)	Pre-released ADR’s are fully collateralised (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute “Deposited Securities”);

(ii)	each recipient of Pre-released ADR’s agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore; and

(iii)	all Pre-released ADR’s evidence not more than 30% of all ADSs (excluding those evidenced by Pre-released ADR’s), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADR’s and its charges for issuance thereof.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

DEPOSIT, TRANSFER AND WITHDRAWAL (continued)

At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADR’s at a place other than its office. Every person depositing Shares under the Deposit Agreement is deemed to represent and warrant that such Shares are validly issued and outstanding, fully paid, non-assessable and free of pre-emptive rights, that the person making such deposit is duly authorised to do so and that such Shares (A) are not “restricted securities” as such term is defined in rule 144 under the Securities Act of 1933, as amended (the “Securities Act of 1933”) unless at the time of deposit they may be freely transferred in accordance with rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADR’s.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian’s office of the Deposited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR’s, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A. (1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

DISTRIBUTIONS ON DEPOSITED SECURITIES

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADR’s:

(a)	Cash :

Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorised in the Deposit Agreement (“Cash”), on an averaged or other practicable basis, subject to:

(i)	appropriate adjustments for taxes withheld,

(ii)	such distribution being impermissible or impracticable with respect to certain Holders, and

(iii)	deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b)	Shares:

(i)	Additional ADR’s evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”), and

(ii)	U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADR’s were issued therefore, as in the case of Cash.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

DISTRIBUTIONS ON DEPOSITED SECURITIES (continued)

(c)	Rights:

(i)	Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADR’s in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or

(ii)	to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or

(iii)	to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefore, their short duration or otherwise, nothing (and any Rights may lapse). Subject to Australian law, the Company will, in connection with any offer of such Rights, make such Rights generally transferable or consent to the transfer thereof by foreign investors not resident in Australia; and

(d)	Other Distributions:

(i)	Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or

(ii)	to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions). To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder’s ADR’s (without liability for interest thereon or the investment thereof). There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

DISCLOSURE OF INTERESTS

To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADR’s agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary’s compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

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

VOTING OF DEPOSITED SECURITIES

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating:

(a)	such information as is contained in such notice and any solicitation materials;

(b)	that each Holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder’s ADR’s; and

(c)	the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavour in so far as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Holder’s ADR’s in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

INSPECTION OF TRANSFER BOOKS

The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADR’s, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS

The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both:

(a)	received by the Depositary as the holder of the Deposited Securities; and

(b)	made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon the Company’s delivery thereof for all purposes of the Deposit Agreement.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

CHANGES AFFECTING DEPOSITED SECURITIES

Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADR’s (with or without calling the ADR’s for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorised to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

The ADR’s and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders.

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

The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and the ADR’s by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADR’s, except to receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn.

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT (continued)

As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADR’s, except to advise Holders of such termination, account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

CHARGES OF DEPOSITARY

The Depositary may charge each person to whom ADR’s are issued against deposits of Shares including deposits in respect of Share Distributions, Rights and Other Distributions and each person surrendering ADR’s for withdrawal of Deposited Securities, U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADR’s delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except:

(i)	stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares),

(ii)	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADR’s or Deposited Securities (which are payable by such persons or Holders),

(iii)	transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and

(iv)	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

LIABILITY OF HOLDERS FOR TAXES

If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADR’s, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made.

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

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

LIABILITY OF HOLDERS FOR TAXES (continued)

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

GENERAL LIMITATIONS

The Depositary, the Company, their agents and each of them shall:

(a)	incur no liability,

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

(d)	in the case of the Company and its agents under the Deposit Agreement, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADR’s, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; and

(e)	not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities (so long as any such inaction is in good faith), for the manner in which any such vote is cast (so long as any such action is in good faith) or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADR’s.

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

PART I

Item 10: Additional Information

10D	EXCHANGE CONTROLS (continued)

GENERAL LIMITATIONS (continued)

(iii)	any applicable charges as provided in the form of ADR;

(b)	the production of proof satisfactory to it of

(i)	the identity and genuineness of any signature, and

(ii)	such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law (including, but not limited to evidence of compliance with the Corporations Act, the Banking (Foreign Exchange) Regulations or the Foreign Acquisitions and Takeovers Act 1975 of Australia), regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADR’s, as it may deem necessary or proper; and

(c)	compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADR’s, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADR’s or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

GOVERNING LAW

The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

10E	AUSTRALIAN TAXATION

The following discussion outlines certain Australian tax considerations relevant to United States persons who are ADS holders or holders of Ordinary Shares. However, the discussion is by no means exhaustive of all possible Australian tax considerations.

The analysis regarding the Australian tax laws set forth below is based on laws in force as of the date of this report and is subject to change in Australian law, as well as any further changes to the double taxation convention concluded between the US and Australia, occurring after that date. The Australian Government has progressively implemented, and is continuing to implement, a number of business tax reform and integrity measures (the details of which continue to evolve). As part of the reform process, Australia’s international tax arrangements are a key focus and the Australian Government announced as part of the 2003 Federal Budget its wide-ranging program for international tax reform. While not addressed as part of the current international reform measures, certain aspects relating to investment into Australia have been proposed regarding new arrangements for collecting withholding tax from non-residents in respect of Australian source dividends and gains from the disposal of assets. While no legislation has been passed to give effect to these changes, it is likely to form part of Australia’s international tax reform process. This may impact on the tax analysis below (the taxation of company dividends and capital gains may change as a result of the review).

ADS holders and/or holders of Ordinary Shares are advised to consult their own tax advisors as to the Australian tax consequences of their ownership of the ADSs and/or Ordinary Shares.

TAXATION OF DISTRIBUTIONS

Under the current double taxation convention concluded between Australia and the United States, dividends paid to a shareholder of Ansell Limited who is a resident of the United States within the meaning of the convention, including an ADS holder who is beneficially entitled to the dividends, may be subject to Australian withholding tax at a rate not exceeding 15% of the gross dividend. Pursuant to the recently introduced Protocol amending the 1982 double tax convention, the dividend withholding tax rate may be decreased to 5% for US corporate shareholders directly holding 10% or more of the voting power in Ansell Limited.

PART I

Item 10: Additional Information

10E	AUSTRALIAN TAXATION (continued)

TAXATION OF DISTRIBUTIONS (continued)

As withholding tax is a final tax, no other Australian tax is payable on the dividend. This withholding tax limitation does not apply to a shareholder whose holding is effectively connected with a permanent establishment in Australia or through which the shareholder carries on business in Australia, or in the case of a shareholder who performs independent personal services in Australia, with a “fixed base” situated in Australia.

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

Dividends received by a United States citizen who is resident in Australia, or a United States corporation that is resident in Australia, will be treated as assessable income for Australian income tax purposes. If the dividends are wholly or partly franked, the additional amount representing the franking credits is also included in assessable income, with a “tax offset” being available equal to the franking credits. The tax offset acts to reduce the tax liability on the dividend income. In order to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a “qualified person.” Broadly, to be a qualified person, two tests must be satisfied namely the “holding period rule” and the “related payments rule.”

Ansell Limited will provide all shareholders with a dividend notice which specifies the franked and unfranked amount of each dividend, and the amount (if any) of dividend withholding tax deducted.

As outlined above, the US and Australia have negotiated a Protocol to the 1982 double tax convention. In Australia, the Protocol has been given the force of the law pursuant to domestic legislation and has now entered into force following the exchange of instruments of ratification by both countries earlier this year.

The Protocol amends the existing convention in a number of ways and with respect to dividends they continue to be taxable in both countries, but with changed limits on the tax that the source country may charge some types of residents of the other country who are beneficially entitled to the income. The Protocol has effect in Australia from 1 July 2003 in respect of the withholding tax on dividends, royalties and interest, and from the year of income beginning on or after 1 July 2004 in respect of Australian tax applicable to other income, profits or gains.

Ansell Limited paid an unfranked dividend of 11 cents a share in October 2003. The dividend is unfranked due to the increase in profit contributed by the overseas operations relative to the Australian operations (only Australian tax paid creates franking credits) and the existence of tax losses in Australia.

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

PART I

Item 10: Additional Information

10E	AUSTRALIAN TAXATION (continued)

TAXATION OF CAPITAL GAINS (continued)

First, Australian tax may arise if the ADSs or Ordinary Shares are trading stock of the holder, or if an ordinary incident of the holder’s business represents the sale of securities for a profit, and, in either case, the profit is attributable to sources in Australia.

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

These two exceptions are subject to the operation of the double taxation convention between Australia and the United States which may affect Australia’s right to tax non-residents of Australia who hold ADSs or Ordinary Shares. Owners of ADSs and Ordinary Shares are advised to consult their own tax advisors as to the tax consequences of the operation of the convention.

For completeness, as part of Australia’s reform of international tax arrangements, the Australian Government will examine the feasibility of a more targeted capital gains tax exemption for capital gains on the disposal by non-residents of some or all of their non-portfolio interests in Australian companies, to the extent the capital gains has an underlying foreign source. At this stage, it is uncertain as to whether any such exemption will be introduced.

OTHER TAXES

No Australian State or Federal estate duty or other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of the holder thereof, regardless of the holder’s domicile. For capital gains purposes, the death of the holder will not produce a deemed disposal, except if the ADSs or ordinary shares are bequeathed to a tax exempt entity or to a beneficiary who is not an Australian resident. In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries for payment following disposal of the ADSs or Ordinary Shares by that person, subject to those matters referred to above. A deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

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

AUSTRALIAN TAX CREDIT SYSTEM

Australia has a dual foreign tax credit/exemption system for relief from double taxation of dividends, whereby dividends received from foreign companies are either fully taxable in Australia, (with a credit available for both the foreign withholding tax paid and the income tax paid by the companies on their underlying profits) or exempt (with no foreign tax credit). Further, the taxation of the income of Ansell Limited’s foreign subsidiaries may be affected by the provisions of Australia’s Controlled Foreign Companies (CFC) legislation.

PART I

Item 10: Additional Information

10E	AUSTRALIAN TAXATION (continued)

AUSTRALIAN TAX CREDIT SYSTEM (continued)

Under the Australian CFC provisions, income earned by foreign subsidiaries in certain specified countries, being “comparably taxed” countries generally would be exempt from Australian tax. However, certain forms of income earned by foreign subsidiaries in all other countries could be “attributed” to Ansell Limited or its Australian subsidiaries and be subject to Australian tax on an accruals basis, with a foreign tax credit available for relief from double taxation. This accruals-based system does, however, provide exemptions for foreign subsidiaries which are engaged predominantly in an active business.

All dividends received from comparable tax countries and certain other countries on the limited exemption list will be exempt from Australian tax. Because these dividends are exempt, no credit is allowed for foreign taxes paid. Dividends received from other countries will generally be taxed in Australia, with a foreign tax credit available for relief from double taxation for foreign taxes paid.

As part of the international tax reform process, a number of measures have also been announced dealing with reforming Australia’s CFC measures. Specifically, Australian companies and their subsidiaries will be exempt from capital gains on the sale of non-portfolio interests in foreign companies which have underlying active business. The Australian Government also intends to remove the obligation to attribute certain income of CFCs operating in comparable-tax countries (by introducing an exemption) and in relation to certain service income of CFCs.

The exemption for foreign sourced non-portfolio dividends and certain foreign branch profits received by Australian companies and CFCs will be extended to cover profits repatriated from listed or unlisted countries. These changes are intended to be introduced progressively.

10F	DIVIDENDS AND PAYING AGENTS

Not Applicable

10G	STATEMENT BY EXPERTS

Not Applicable

10H	DOCUMENTS ON DISPLAY

The documents referred to in this report can be inspected at the Company’s Head Office at 678 Victoria Street, Richmond, Victoria, Australia.

10I	SUBSIDIARY INFORMATION

Not Applicable

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, principally foreign exchange and interest rate related, to reduce its exposure to movements in foreign exchange rate and interest rate movements.

The Company has adopted certain principles in relation to derivative financial instruments:

(i)	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the Company;

(ii)	derivatives acquired must be able to be recorded on the Company’s treasury management systems, which contain extensive internal controls; and

(iii)	the Company does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service for any overnight transactions.

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

ANTICIPATED TRANSACTIONS

On a continuing basis, the Company monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions that may be covered are future profits of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the Company expects to occur in this time frame.

The following table shows the Company’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2003	2002	2001	2003	2002	2001
Anticipated Exposures Less than 1 year	—	—	—	1.9	(0.5)	1.4
Realized Swaps Deferred Less than 1 year	0.4	0.1	(0.5)	—	—	—
1 to 2 years	0.8	0.7	0.2	—	—	—
2 to 5 years	0.9	2.2	(0.5)	—	—	—
Greater than 5 years	—	—	1.6	—	—	—

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Weighted Average Effective Interest Rate	Interest Rate Fixed Maturities				Non Interest Bearing	Total
$ in millions		Floating	1 year or less	1 to 5 years (1)	Over 5 years
Net Financial Assets/(Liabilities) 2003
Financial Assets	%
On-Balance Sheet
Cash on hand and at bank	1.3%	61.4	—	—	—	—	61.4
Short-term deposits	3.9%	238.4	—	—	—	—	238.4
Receivables – trade	N/A	—	—	—	—	197.5	197.5
Receivables – other	5.4%	62.7	—	—	—	59.2	121.9
Investments (excl. associated companies)	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2003		362.5	—	—	—	398.1	760.6

Financial Liabilities
Recognised
Payables – trade	N/A	—	—	—	—	130.1	130.1
Payables – other	N/A	—	—	—	—	27.5	27.5
Bank overdraft	3.2%	1.3	—	—	—	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	—	—	469.2
Provisions (including certain employee entitlements)	N/A	—	—	—	—	39.4	39.4
Unrecognised
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	—	—	—

Total Financial Liabilities 2003		51.9	193.0	225.6	—	198.3	668.8

Net Financial Assets/(Liabilities) 2003		310.6	(193.0)	(225.6)	—	199.8	91.8

Net Financial Assets/(Liabilities) 2002D
Financial Assets
Recognised
Cash on hand and at bank	1.1%	72.2	—	—	—	—	72.2
Short-term deposits	3.3%	174.1	30.6	—	—	—	204.7
Receivables – trade	N/A	—	—	—	—	232.5	232.5
Receivables – other	2.6%	32.9	25.0	—	—	70.0	127.9
Investments (excl. associated companies)	N/A	—	—	—	—	145.8	145.8

Total Financial Assets 2002		279.2	55.6	—	—	448.3	783.1

Financial Liabilities
Recognised
Payables – trade	N/A	—	—	—	—	166.6	166.6
Payables – other	N/A	—	—	—	—	29.8	29.8
Bank overdraft	3.3%	14.6	—	—	—	—	14.6
Bank and other loans	6.1%	466.0	20.8	122.7	—	—	609.5
Provisions (including certain employee entitlements)	N/A	—	—	—	—	48.5	48.5
Unrecognised
Net interest rate swaps	5.1%	(375.9)	—	375.9	—	—	—

Total Financial Liabilities 2002		104.7	20.8	498.6	—	244.9	869.0

Net Financial Assets/(Liabilities) 2002		174.5	34.8	(498.6)	—	203.4	(85.9)

			1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	Total
(1) Analysis of Fixed Rate Maturities 1 to 5 years
2003
Bank & Other Loans			75.0	—	—	—	75.0
Net Interest Rate Swaps			123.5	—	27.1	—	150.6

			198.5	—	27.1	—	225.6

2002
Bank & Other Loans			17.7	105.0	—	—	122.7
Net Interest Rate Swaps			189.9	154.1	—	31.9	375.9

			207.6	259.1	—	31.9	498.6

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK (continued)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $64.4 million (2002 – $86.5 million; 2001—$144.2 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 to the Financial Statements – Interest Bearing Liabilities.

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

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The Company’s exposure is almost entirely (over 99%) to banks.

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE (continued)

The following table displays:

(i)	Face Value:

This is the contract’s value upon which a market rate is applied to produce a gain or loss, which becomes the settlement value of the derivative financial instrument.

(ii)	Credit Risk:

This is the maximum exposure to the Company in the event that all counterparties who have amounts outstanding to the Company under derivative financial instruments, fail to honour their side of the contracts. The Company’s exposure is almost entirely to banks (see (v) below). Amounts owed by the Company under derivative financial instruments are not included.

(iii)	Net Fair Value:

This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($11.1) million (2002—$(23.8) million, 2001—$5.9 million) if all contracts were closed out on 30 June 2003.

	Face Value			Credit Risk			Net Fair Value
$ in millions	2003	2002	2001	2003	2002	2001	2003	2002	2001
Foreign Exchange Contracts
Purchase/Sale Contracts:
-U.S. dollars	112.0	329.7	1,231.7	0.3	1.6	22.0	(0.4)	(7.3)	17.6
-Australian dollars	47.5	49.4	237.2	1.8	—	—	1.8	—	—
-Other currencies	44.8	216.5	186.5	—	2.5	1.7	(0.9)	2.4	(1.5)
Cross Currency Swaps:
-U.S. dollars	69.4	96.5	240.2	2.7	2.2	0.7	2.7	(1.5)	(16.5)
-Other Currencies	—	16.5	35.2	—	—	5.8	—	(2.1)	5.8
Foreign Exchange Options
Zero Cost Collar:
-Euro/U.S. dollars	103.5	—	—	0.8	—	—	(2.6)	—	—
Premium Paid (put)
-Euro/U.S. dollars:	19.8	—	—	0.2	—	—	0.2	—	—
Interest Rate Contracts
Interest Rate Swaps:
-U.S. dollars	369.4	435.1	452.7	0.3	3.0	6.6	(10.9)	(14.5)	0.5
-Australian dollars	100.0	300.0	300.0	—	—	1.2	(1.0)	(0.8)	0.3
-Other currencies	—	17.5	16.7	—	—	—	—	—	(0.3)

Total	866.4	1,461.2	2,700.2	6.1	9.3	38.0	(11.1)	(23.8)	5.9

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

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the Company of the counterparty default loss is not material.

	Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total
$ in millions	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Term
0 to 6 mths	2.1	4.1	27.0	0.3	—	1.2	0.4	—	—	2.8	4.1	28.2
6 to 12 mths	—	—	2.5	—	—	—	0.6	—	—	0.6	—	2.5
1 to 2 yrs	0.2	—	—	—	3.0	0.8	—	—	—	0.2	3.0	0.8
2 to 5 yrs	2.5	2.2	—	—	—	5.8	—	—	—	2.5	2.2	5.8
5 to 10 yrs	—	—	0.7	—	—	—	—	—	—	—	—	0.7

Total	4.8	6.3	30.2	0.3	3.0	7.8	1.0	—	—	6.1	9.3	38.0

(vi)	Historical Rate Rollovers:

It is the Company’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

PART I

Item 12 : Descri ption of Securities Other than Equity Securities

Not Applicable

PART II

Item 13 : Defaults, Dividend Arrearages and Delinquencies

Not Applicable

PART II

Item 14 : Material Modifications t o the Rights of Security Holders

Not Applicable

PART II

Item 15 : Controls and Pr ocedures

Not Applicable

PART II

Item 16 : [Reserved]

16A	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

16B	CODE OF ETHICS

Not Applicable

16C	PRINCI PAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

	Consolidated		The Company
Audit and Review of Financial Reports ($ in Thousands)	2003	2002	2003	2002
Auditors of Ansell Limited and Australian entities – KPMG	1,183	1,653	983	1,391
Other Member firms of KPMG	1,661	1,891	—	—

Total	2,844	3,544	983	1,391

(b)	Audit-Related Fees

	Consolidated		The Company
Other Audit and Assurance Services (including disposals and acquisitions) ($ in Thousands)	2003	2002	2003	2002
Auditors of Ansell Limited and Australian entities – KPMG	259	4,944	90	4,746
Other Member firms of KPMG	78	25	—	—

Total	337	4,969	90	4,746

(c)	Tax Fees

	Consolidated		The Company
Taxation and Other Services ($ in Thousands)	2003	2002	2003	2002
Auditors of Ansell Limited and Australian entities – KPMG	32	439	32	331
Other Member firms of KPMG	90	66	—	—

Total	122	505	32	331

(d)	All Other Fees

	Consolidated		The Company
($ in Thousands)	2003	2002	2003	2002
Auditors of Ansell Limited and Australian entities – KPMG	—	—	—	—
Other Member firms of KPMG	—	—	—	—

Total	0	0	0	0

(e)	The Audit Committee is required to approve in advance all audit and non-audit services provided by the Company’s external auditors. Non-audit services that are perceived to be materially in conflict with the role of auditor, should not be provided by the external auditor. These services are expected to include investigations and consulting advice and subcontracting of operational activities normally undertaken by management and where the external auditor may ultimately be required to express an opinion on its own work.

(f)	Not applicable.

  PART II

Item 16 : [Reserved]

1 6D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

Items 17 & 18 : Financial Statements

Statements of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

		Consolidated			The Company
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Revenue
Total revenue	3	1,320.1	3,190.4	5,267.3	263.0	1,257.4	1,904.7
Expenses
Cost of goods sold		830.4	1,493.3	2,895.4	62.6	354.4	1,054.7
Selling, distribution and administration		310.3	504.8	996.5	32.3	141.8	445.2
Depreciation and amortisation		56.5	82.3	139.8	0.1	8.4	22.5
Write-down of assets		6.1	176.5	97.7	—	82.4	890.7
Net assets of businesses disposed		—	922.4	895.2	—	514.5	36.2
Other		—	—	—	(32.4)	—	—

Total expenses, excluding borrowing costs		1,203.3	3,179.3	5,024.6	62.6	1,101.5	2,449.3
Borrowing costs	4	37.8	70.2	144.3	36.1	67.0	129.5
Share of net profit/(loss) of associates’ and joint venture entities		0.3	1.9	(44.3)	—	—	—

Profit/(loss) from ordinary activities before income tax expense		79.3	(57.2)	54.1	164.3	88.9	(674.1)
Income tax expense/(benefit) attributable to ordinary activities	8	26.8	55.8	189.9	(0.5)	17.3	81.8

Net profit/(loss) from ordinary activities after income tax expense		52.5	(113.0)	(135.8)	164.8	71.6	(755.9)
Outside equity interests in net profit/(loss) after income tax		2.6	2.8	3.6	—	—	—

Net profit/(loss) after income tax attributable to Ansell Limited shareholders		49.9	(115.8)	(139.4)	164.8	71.6	(755.9)

Non-owner transaction changes in equity
Decrease in asset revaluation reserve		—	—	(14.1)	—	—	—
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(71.3)	(69.6)	(73.0)	—	—	—

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(71.3)	(69.6)	(87.1)	—	—	—

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders		(21.4)	(185.4)	(226.5)	164.8	71.6	(755.9)

Earnings/(loss) per share is based on net profit/(loss) after income tax attributable to Ansell Limited shareholders

		cents	cents	cents
Basic earnings per share	35	26.7	(61.9)	(71.8)
Diluted earnings per share	35	26.6	(61.7)	(71.4)

The above statements of financial performance should be read in conjunction with the accompanying notes.

PART III

Items 17 & 18 : Financial Statements

Statements of Financial Position

of Ansell Limited and its Controlled Entities as at 30 June 2003

		Consolidated			The Company
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Current Assets
Cash assets	11	286.0	258.5	310.9	1.4	4.2	28.3
Cash assets - restricted deposits	11	13.8	18.4	27.0	—	—	—
Receivables	12	262.4	293.7	643.8	796.1	821.0	2,147.0
Inventories	13	187.9	235.1	794.3	12.5	13.7	205.9
Prepayments		10.9	15.8	27.4	4.2	3.6	6.6

Total Current Assets		761.0	821.5	1,803.4	814.2	842.5	2,387.8

Non-Current Assets
Receivables	12	57.0	66.7	92.0	1.2	33.4	84.1
Investments accounted for using the equity method	14	—	13.3	14.6	—	0.2	0.2
Other financial assets	14	141.4	145.8	212.0	1,484.5	1,547.2	1,826.3
Property, plant and equipment	15	262.9	332.5	669.9	0.3	0.4	98.9
Intangible assets	16	324.5	403.2	556.5	—	—	10.7
Deferred tax assets	17	32.0	49.7	106.8	—	—	32.2
Other		—	—	21.0	—	0.2	13.5

Total Non-Current Assets		817.8	1,011.2	1,672.8	1,486.0	1,581.4	2,065.9

Total Assets		1,578.8	1,832.7	3,476.2	2,300.2	2,423.9	4,453.7

Current Liabilities
Payables	18	154.4	192.7	420.9	610.7	761.0	1,722.9
Interest bearing liabilities	19	151.8	107.6	748.8	133.8	66.7	715.7
Provisions	20	57.5	85.4	264.4	5.9	7.9	131.8
Current tax liabilities	20	3.1	1.9	10.5	—	—	—
Other	21	1.1	1.2	5.2	0.2	—	1.8

Total Current Liabilities		367.9	388.8	1,449.8	750.6	835.6	2,572.2

Non-Current Liabilities
Payables	18	3.2	3.7	5.1	—	—	0.3
Interest bearing liabilities	19	320.0	516.5	861.9	320.0	516.3	861.5
Provisions	20	21.7	23.3	54.9	0.4	0.4	4.8
Deferred tax liabilities	20	21.5	24.4	22.1	—	—	—
Other	21	—	—	16.2	—	—	16.2

Total Non-Current Liabilities		366.4	567.9	960.2	320.4	516.7	882.8

Total Liabilities		734.3	956.7	2,410.0	1,071.0	1,352.3	3,455.0

Net Assets		844.5	876.0	1,066.2	1,229.2	1,071.6	998.7

Equity
Contributed equity	5	1,448.3	1,455.5	1,454.3	1,448.3	1,455.5	1,454.3
Reserves	6	(268.9)	(176.2)	(118.0)	—	10.2	10.2
Accumulated losses	6	(345.7)	(417.0)	(289.9)	(219.1)	(394.1)	(465.8)

Total equity attributable to Ansell Limited shareholders		833.7	862.3	1,046.4	1,229.2	1,071.6	998.7
Outside equity interests	10	10.8	13.7	19.8	—	—	—

Total Equity		844.5	876.0	1,066.2	1,229.2	1,071.6	998.7

The above statements of financial position should be read in conjunction with the accompanying notes.

PART III

Items 17 & 18 : Financial Statements

Statements of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

			Consolidated			The Company
	Note		2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Cash Flows Related to Operating Activities
Receipts from customers (excluding non-recurring and Accufix Research Institute)			1,357.0	2,356.5	4,404.8	94.0	532.8	1,637.8
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)			(1,159.9)	(2,124.8)	(4,090.4)	(118.5)	(540.0)	(1,725.0)

Net receipts from customers (excluding non-recurring and Accufix Research Institute)			197.1	231.7	314.4	(24.5)	(7.2)	(87.2)
Income taxes paid			(8.6)	(25.5)	(34.7)	—	—	—
Dividends received			2.6	0.3	0.1	30.4	196.8	26.2

Net cash provided by/(used in) Operating Activities (excluding non-recurring and Accufix Research Institute)			191.1	206.5	279.8	5.9	189.6	(61.0)
Non-recurring payments to suppliers and employees			(26.8)	(82.7)	(54.5)	(11.1)	(39.7)	(44.9)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)			(2.7)	(10.7)	(24.3)	—	—	(1.8)
Amounts refunded from Accufix Settlement Funds (United States) by the Court			—	—	25.6	—	—	7.6

Net Cash Provided by/(Used in) Operating Activities	31(a)		161.6	113.1	226.6	(5.2)	149.9	(100.1)

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired			—	(40.9)	(94.3)	—	—	(70.0)
Payments for property, plant and equipment			(15.4)	(34.3)	(76.0)	(0.2)	(7.7)	(16.4)
Payments for brand names/trademarks			—	—	(0.5)	—	—	—
Proceeds from sale of businesses, net of cash disposed*			—	936.4	906.8	—	517.4	211.5
Proceeds from sale of plant and equipment in the ordinary course of business			6.1	12.1	15.1	0.1	2.0	6.4
Loans (made)/repaid			4.2	1.2	(63.1)	—	—	(63.1)
Net loans to controlled entities	31(c)			—	—	(24.0)	331.5	833.4
Proceeds from sale of other investments			9.1	—	0.8	6.6	—	0.8
Payments for investments in controlled entities				—	—	(6.2)	—	—
Payments for other investments			—	—	(60.1)	—	—	(2.2)

Net Cash Provided by/(Used in) Investing Activities			4.0	874.5	628.7	(23.7)	843.2	900.4

Cash Flows Related to Financing Activities
Proceeds from borrowings			7.8	737.0	10,093.6	—	738.9	8,135.4
Repayments of borrowings			(86.9)	(1,673.9)	(11,307.5)	(68.8)	(1,680.2)	(8,667.1)

Net (repayments of) / proceeds from borrowings			(79.1)	(936.9)	(1,213.9)	(68.8)	(941.3)	(531.7)
Proceeds from issues of shares			1.0	1.2	2.5	1.0	1.2	2.5
Payments for share buy-back			(8.2)	—	(165.4)	(8.2)	—	(165.4)
Lease payments			—	—	(0.5)	—	—	—
Dividends paid			(1.7)	(48.3)	(108.5)	—	(46.5)	(103.3)
Interest received			8.0	13.1	44.6	139.1	36.5	130.3
Interest and borrowing costs paid			(37.8)	(70.2)	(144.7)	(36.1)	(67.0)	(129.5)

Net Cash (Used in)/Provided by Financing Activities			(117.8)	(1,041.1)	(1,585.9)	27.0	(1,017.1)	(797.1)

Net (Decrease)/Increase in Cash Held			47.8	(53.5)	(730.6)	(1.9)	(24.0)	3.2
Cash at the beginning of the financial year			262.3	328.4	1,019.8	3.3	27.3	24.1
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year			(12.9)	(12.6)	39.2	—	—	—

Cash at the End of the Financial Year	31	(b)	297.2	262.3	328.4	1.4	3.3	27.3

*	The Company 2001 includes a distribution from the Distribution Trust arising from the sale of the Electrical Distribution business (refer Note 4(b)).

The above statements of cash flows should be read in conjunction with the accompanying notes.

PART III

Items 17 & 18 : Financial Statements

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2003

	Operating Revenue			Operating Result
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m

INDUSTRY
Ansell Healthcare
Occupational Healthcare	624.9	640.2	651.0	62.9	37.0	44.3
Professional Healthcare	452.6	546.9	544.9	53.9	92.7	70.6
Consumer Healthcare	216.1	227.1	216.3	42.8	32.6	29.4

Total Ansell Healthcare	1,293.6	1,414.2	1,412.2	159.6	162.3	144.3
Unallocated Items	26.5	27.9	60.6	(22.4)	(27.7)	(29.4)

				137.2	134.6	114.9
Discontinued Businesses
Trading		808.6	2,744.6		61.0	132.9

Operating EBITA				137.2	195.6	247.8
NON RECURRING
Discontinued Businesses
Net gain on sale of interests in Associated Companies				5.5
Proceeds/ Net gain on sale of Controlled Entities and Businesses		939.7	1,049.9		25.7	155.2
Rationalisation/Restructuring
Ansell Healthcare				(4.6)	(11.6)	(60.2)
Engineered Products						(27.4)
Tyres						(16.2)
Other				(5.5)	(6.5)	(7.2)
Write-down of assets
Ansell Healthcare					(63.1)
Exide Investment					(99.9)
Other				(1.5)	(13.5)	(97.7)

				131.1	26.7	194.3
Goodwill amortisation				(25.3)	(29.2)	(40.8)

Earnings before Net Interest and Tax (EBIT)				105.8	(2.5)	153.5
Borrowing Costs net of Interest Revenue				(26.5)	(54.7)	(99.4)

Operating Profit before Tax				79.3	(57.2)	54.1
Tax				(26.8)	(55.8)	(189.9)
Outside Equity Interests				(2.6)	(2.8)	(3.6)

Total Consolidated	1,320.1	3,190.4	5,267.3	49.9	(115.8)	(139.4)

REGIONS
Asia Pacific	173.7	170.7	160.5	35.9	32.9	30.7
Americas	656.0	799.5	813.0	80.2	99.1	98.7
Europe	463.9	444.0	438.7	43.5	30.3	14.9

	1,293.6	1,414.2	1,412.2	159.6	162.3	144.3

	Assets Employed			Liabilities
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	300.9	376.0	512.6	118.8	124.7	117.3
Professional Healthcare	331.5	404.3	457.8	108.3	114.3	96.9
Consumer Healthcare	115.7	140.8	160.0	52.8	54.6	57.5

Total Ansell Healthcare	748.1	921.1	1,130.4	279.9	293.6	271.7
Unallocated Items	(16.6)	(21.1)	(5.2)	426.1	619.9	1,699.1
Discontinued Businesses	223.0	252.6	1,456.6	28.3	43.2	439.2
Goodwill and Brand names	324.5	403.2	556.5
Cash	299.8	276.9	337.9

Total Consolidated	1,578.8	1,832.7	3,476.2	734.3	956.7	2,410.0

REGIONS
Asia Pacific	269.5	318.4	359.4	78.6	83.0	80.6
Americas	297.5	398.6	572.0	173.2	181.9	165.8
Europe	181.1	204.1	199.0	28.1	28.7	25.3

	748.1	921.1	1,130.4	279.9	293.6	271.7

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

The above industry segments report should be read in conjunction with the accompanying notes, including Note 30.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies

General

Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company’s principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

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

Principles of Consolidation

The consolidated financial statements of the Ansell Limited Group (“the consolidated entity”) include the financial statements of Ansell Limited (“the Company”), being the parent entity, and its controlled entities.

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

Results of controlled entities are included in the consolidated Statement of Financial Performance from the date on which control commences and continue to be included until the date control ceases to exist.

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

Asset Sales

The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date control passes and a contract of sale has been signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

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

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period’s operations is included in the Statement of Financial Position as a current liability.

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

Receivables

Trade Debtors

Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full amount is no longer probable.

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

Finished Goods and Work in Progress

Standard costs approximating actual costs include an appropriate allocation of manufacturing overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

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

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the associates’ net profit after tax is recognised in the consolidated Statement of Financial Performance after adjusting for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity, or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Revenue from dividends from associates is recognised by the parent entity when dividends are received.

The consolidated entity disposed of its interests in associated companies during the year.

Other Companies

Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership

The consolidated entity’s interest in the South Pacific Tyres partnership is carried as an investment.

Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour and capitalised interest.

Depreciation and Amortisation

Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- Allowable taxation rates
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

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

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

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

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

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

Employee Entitlements

Wages, Salaries and Annual Leave

Liabilities for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date calculated at undiscounted amounts based on expected wage and salary rates that will be paid when the obligation is settled and include related on-costs.

Long Service Leave and Post Retirement Health Benefits

The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees’ services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the future sacrifice of economic benefits is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Rationalisation and Restructuring

Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims

The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared.

Other Liabilities

Amounts due under contract

Amounts due under contract are carried at the outstanding consideration payable.

Superannuation Contributions

The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit as they are made.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. The outstanding options issued under the Pacific Dunlop Executive Share Option Plan expired during the year and a further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

As a result of the issue of 437,500 Performance Share Rights (PSR’s) pursuant to the Ansell Limited Stock Incentive Plan during the year, the consolidated entity has recorded an accrual at 30 June 2003 of approximately $1 million based on the expected vesting of approximately 146,000 PSR’s at the market value of the Company’s shares as at 30 June 2003. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the movement towards the recognition of such compensation under Exposure Draft 108 Equity Based Compensation.

Accounting for Acquisitions (Goodwill)

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

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve on a net of tax basis where applicable.

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

(ii)	derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

(iii)	the consolidated entity does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service for any overnight transactions.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

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

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

2.	Change in Accounting Policy

The consolidated entity has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The consolidated entity has applied the revised AASB 1012 “Foreign Currency Translation” and the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002.

There were no material financial impacts from the adoption of these revised standards.

3.	Total Revenue

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Revenue from the Sale of Goods	1,293.6	2,222.8	4,156.8	86.0	498.9	1,527.0
Revenues From Other Operating Activities
Dividend income
From shares in wholly owned controlled entities	—	—	—	27.8	195.5	25.2
From shares in associated companies	—	—	—	2.6	1.3	1.0
From shares in other companies	—	0.3	0.6	—	—	—
Interest Received or Due and Receivable
From wholly owned controlled entities	—	—	—	139.1	34.3	127.7
From related parties	3.3	2.5	0.8	0.8	2.0	0.8
From others	8.0	13.0	44.1	—	1.9	1.8

Total revenue from other operating activities	11.3	15.8	45.5	170.3	235.0	156.5

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	15.2	12.1	15.1	6.7	2.0	6.4
Proceeds Received from the Sale of Businesses*	—	939.7	1,049.9	—	521.5	214.8

Total revenue from outside operating activities	15.2	951.8	1,065.0	6.7	523.5	221.2

Total Revenue	1,320.1	3,190.4	5,267.3	263.0	1,257.4	1,904.7

*	The Company 2001 includes a distribution from The Distribution Trust arising from the sale of the Electrical Distribution business (refer to Note 4(b)).

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

4.	Profit/(Loss) from Ordinary Activities Before Income Tax

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
(a) Profit/(loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:

Borrowing Costs
Interest Paid or Due and Payable:
To others	33.9	61.8	140.8	32.8	59.4	127.4
Other Borrowing Costs	3.9	8.4	3.5	3.3	7.6	2.1

Total Borrowing Costs	37.8	70.2	144.3	36.1	67.0	129.5
Depreciation
Buildings	1.8	3.9	4.8	—	0.9	0.4
Plant & equipment	27.7	46.4	85.4	0.1	7.0	16.3
Amortisation
Leasehold land and buildings	1.7	2.8	5.1	—	0.2	0.7
Goodwill	25.3	29.2	40.8	—	0.3	1.4
Deferred costs	—	—	3.7	—	—	3.7
Research and Development Costs Expensed as Incurred	12.8	17.0	23.9	—	0.4	0.3
Net Bad Debts Expense	(0.6)	0.8	1.9	0.1	0.4	0.9
Amounts Set Aside to Provision for:
Doubtful trade debts	(2.5)	(2.9)	7.9	0.1	1.0	(0.1)
Employee entitlements	10.8	29.2	60.9	0.7	8.5	26.7
Rationalisation and restructuring costs	10.1	20.3	61.0	2.9	(0.3)	(1.3)
Rebates, allowances and warranty claims	11.5	7.2	7.1	1.4	2.4	0.3
Environmental remediation	—	—	(3.7)	—	—	—
Net foreign exchange (gain)/loss	4.0	(0.4)	(2.4)	2.5	23.3	37.8
Profits Arising from the Sale of Property, Plant and Equipment	(0.3)	(7.6)	(1.1)	—	(6.7)	(0.4)
Losses Arising from Sale of Property, Plant and Equipment	0.2	13.2	8.5	—	7.7	7.8
Operating Lease Rentals	24.1	37.5	79.2	0.7	9.5	44.2
Write-down in Value of Inventories	5.9	3.0	3.7	—	1.3	(1.0)
(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense

Write-down of receivable/investment	(6.1)	(99.9)	—	—	—	—
Write-down of Ansell Healthcare fixed assets	—	(63.1)	—	—	—	—
Net gain on sale of controlled entities and businesses	—	25.7	155.2	32.4	7.0	152.4 (1)
Write-down of assets and write-down of investments and intercompany balances in subsidiaries	—	—	(97.7)	—	(82.4)	(890.7)
Engineered Products restructure	—	—	(27.4)	—	—	(27.4)
Ansell Healthcare restructure	—	—	(60.2)	—	—	—

(1) Represents the distribution from the Distribution Trust arising from the sale of the Electrical Distribution business.

(c) Auditors’ Remuneration ($ in Thousands)

Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,183	1,653	2,986	983	1,391	2,250
Other member firms of KPMG	1,661	1,891	1,940	—	—	—

	2,844	3,544	4,926	983	1,391	2,250

Other services:
Other audit and assurance services (including disposals and acquisitions)
Auditors of Ansell Limited and Australian entities - KPMG	259	4,944	2,997	90	4,746	2,222
Other member firms of KPMG	78	25	1,110	—	—	—
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	32	439	847	32	331	725
Other member firms of KPMG	90	66	22	—	—	—
Systems Implementation/Design
Auditors of Ansell Limited and Australian entities - KPMG	—	—	364	—	—	282

Total other services	459	5,474	5,340	122	5,077	3,229

Total auditors remuneration	3,303	9,018	10,266	1,105	6,468	5,479

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

5.	Contributed Equity

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Issued and Paid up Capital
185,917,580 (2002 - 187,073,500; 2001 - 186,757,900) ordinary shares, fully paid *	1,448.2	1,455.4	1,454.2	1,448.2	1,455.4	1,454.2
922,100 (2002 - 1,174,600; 2001 - 1,481,700) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1	0.1	0.1

Total Issued and Paid up Capital	1,448.3	1,455.5	1,454.3	1,448.3	1,455.5	1,454.3

* includes 210,679 (2002 - 678,300; 2001 - 747,666) shares issued in accordance with the Employee Share Plan

Ordinary Shares Reconciliation
Balance at the beginning of the financial year	1,455.5	1,454.3	1,617.2	1,455.5	1,454.3	1,617.2
Increase in Contributed Equity:
Additional capital issued	1.0	1.2	2.5	1.0	1.2	2.5
Decrease in Contributed Equity:
Share buy-back	(8.2)	—	(165.4)	(8.2)	—	(165.4)

Balance at the end of the financial year	1,448.3	1,455.5	1,454.3	1,448.3	1,455.5	1,454.3

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options granted under the Ansell Limited Stock Incentive Plan.

Share Consolidation

As previously reported, effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date.

The quantity of share capital on issue in prior periods has been adjusted for the effect of the share consolidation.

Share Buy-Back

Pursuant to its on-market buy-back, announced on 16 April 2003, the Company has bought back 1,408,420 shares at an average buy-back price of approximately $5.80 per share. The Company intends to continue the buy-back program to a total of 10 million shares.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 252,500 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 4,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 ‘Ownership-Based Remuneration Schemes’ for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 467,621 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

6.	(Accumulated Losses)/Retained Profits and Reserves

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Asset revaluation reserve	1.5	14.7	6.2	—	10.2	10.2
General reserve	1.8	2.7	3.0	—	—	—
Foreign currency translation reserve	(272.2)	(193.6)	(127.2)	—	—	—

Total Reserves	(268.9)	(176.2)	(118.0)	—	10.2	10.2
(Accumulated losses)/retained profits	(345.7)	(417.0)	(289.9)	(219.1)	(394.1)	(465.8)

Total (Accumulated Losses)/Retained Profits and Reserves	(614.6)	(593.2)	(407.9)	(219.1)	(383.9)	(455.6)

Movements during the year:
Asset Revaluation Reserve
Balance at beginning of the financial year	14.7	6.2	20.2	10.2	10.2	10.2
Adjustment upon adoption of AASB 1041	—	—	(14.1)	—	—	—
Transfer from/(to) retained profits	(13.2)	8.5	0.1	(10.2)	—	—

Balance at the end of the financial year	1.5	14.7	6.2	—	10.2	10.2

General Reserve
Balance at beginning of the financial year	2.7	3.0	2.8	—	—	—
Transfer from/(to) retained profits	(0.9)	(0.3)	0.2	—	—	—

Balance at the end of the financial year	1.8	2.7	3.0	—	—	—

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(193.6)	(127.2)	(54.2)	—	—	—
Transfers to retained profits	(7.3)	3.2	—	—	—	—
Exchange fluctuations on assets and liabilities held in foreign currencies
net gain/(loss) on translation of net assets	(121.1)	(120.3)	279.1	—	—	—
net gain/(loss) on hedge borrowings	49.8	50.7	(352.1)	—	—	—

Balance at the end of the financial year	(272.2)	(193.6)	(127.2)	—	—	—

(Accumulated Losses)/Retained Profits
Balance at the beginning of the financial year	(417.0)	(289.9)	(103.6)	(394.1)	(465.8)	336.7
Transfer (to)/from reserves	21.4	(11.4)	(0.3)	10.2	—	—
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	49.9	(115.8)	(139.4)	164.8	71.6	(755.9)
Dividends provided for or paid *	—	0.1	(46.6)	—	0.1	(46.6)

Balance at the end of the financial year	(345.7)	(417.0)	(289.9)	(219.1)	(394.1)	(465.8)

*	2002 dividends represents an overprovision in the prior year.

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $1.5 million (the Company: Nil) is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Significant Accounting Policy Note 1.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

7.	Total Equity Reconciliation

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Total equity at the beginning of the financial year	876.0	1,066.2	1,499.9	1,071.6	998.7	1,964.1
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(21.4)	(185.4)	(226.5)	164.8	71.6	(755.9)
Transactions with owners as owners:
Contributions of equity	1.0	1.2	2.5	1.0	1.2	2.5
Share buy-back	(8.2)	—	(165.4)	(8.2)	—	(165.4)
Dividends	—	0.1	(46.6)	—	0.1	(46.6)
Total changes in outside equity interest	(2.9)	(6.1)	2.3	—	—	—

Total equity at the end of the financial year	844.5	876.0	1,066.2	1,229.2	1,071.6	998.7

8. Income Tax
	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Prima facie income tax expense/(benefit) calculated at 30% (2002: 30%, 2001: 34%) on profit/(loss) from ordinary activities	23.8	(17.2)	18.4	49.3	26.7	(229.2)
Increased taxation arising from:
Write down of assets	2.3	48.9	43.2	—	—	7.8
Net restructuring costs	1.4	5.4	19.6	—	—	—
Write down of intergroup investments and intercompany balances	—	—	—	—	—	300.9
Goodwill amortisation	1.1	1.4	4.8	—	—	0.5
Foreign losses and costs not deductible	—	—	0.2	—	—	—
Income tax under provided in prior years	1.3	0.2	1.6	—	—	0.6
Net higher overseas tax rates	8.3	4.1	—	—	—	—
Reduced taxation arising from:
Net gain on sale of businesses and controlled entities	—	(7.7)	(49.3)	(10.0)	(2.1)	(65.4)
Tax exempt dividends from foreign companies	—	—	—	—	—	(8.6)
Income tax over provided in previous years	—	—	—	—	(2.3)	—
Investment and export incentive allowances	(6.7)	(6.3)	(8.9)	—	—	—
Net lower overseas tax rates	—	—	(0.9)	—	—	—
Other permanent differences*	(4.6)	12.4	3.8	(39.8)	(22.3)	(13.2)
Share of associates’ net profit	(0.1)	(0.6)	(1.1)	—	—	—
Income tax expense/(benefit) on profit from ordinary activities before individually significant items and effect of change in tax rate	26.8	40.6	31.4	(0.5)	—	(6.6)
Individually significant income tax items:
Write off of tax balances attributable to Australian operations	—	15.2	158.5	—	17.3	88.4

Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	26.8	55.8	189.9	(0.5)	17.3	81.8

Income tax expense/(benefit) attributable to operating profit/(loss) is made up of:
Provision attributable to current year	0.7	8.0	20.5	(0.5)	(12.6)	(31.9)
(Over)/Under provision in respect of previous years	1.3	0.2	1.6	—	(2.3)	0.6
Provision attributable to future years
Deferred income tax liability	0.3	(2.0)	4.5	—	—	—
Future income tax benefit	24.5	49.6	163.3	—	32.2	113.1

	26.8	55.8	189.9	(0.5)	17.3	81.8

*	Includes tax benefit on loss from Australian trading operations not brought to account/recovery of tax losses not previously brought to account.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

9.	Dividends Paid or Declared

	The Company
$ in millions	2003	2002	2001
Dividends paid

No dividends were paid by the company during the year (2002 - nil; 2001 - 5 cents, unfranked)	—	—	46.6

Dividends declared

Since the end of the financial year the Directors declared the following dividend:
- final dividend of 11 cents, unfranked (2002 - nil; 2001 - nil)	20.5	—	—

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

Dividend Franking Account

The balance of available franking credits in the franking account as at 30 June 2003 was nil (2002 - nil; 2001 - nil).

10.	Outside Equity Interests

	Consolidated
$ in millions	2003	2002	2001
Outside equity interests comprise:
Contributed equity	2.1	4.5	11.6
Reserves	(2.2)	2.4	4.6
Retained profits at the beginning of the financial year	6.8	3.6	5.2
Profits/(losses) for the year	2.6	2.8	3.6
Dividends paid/provided for during the year	(1.7)	(1.8)	(5.2)
Outside equity interests disposed/acquired during the year	3.2	2.2	—
Retained profits at the end of the financial year	10.9	6.8	3.6

Total Outside Equity Interests	10.8	13.7	19.8

11.	Cash Assets

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Cash on hand	0.6	0.2	0.6	—	—	0.1
Cash at bank	60.8	72.0	115.7	1.4	4.2	21.0
Short-term deposits	224.6	186.3	194.6	—	—	7.2

	286.0	258.5	310.9	1.4	4.2	28.3
Restricted deposits	13.8	18.4	27.0	—	—	—

Total Cash Assets	299.8	276.9	337.9	1.4	4.2	28.3

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

12.	Receivables

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Current
Trade debtors	218.2	264.8	597.4	16.2	11.6	154.4
Less provision for doubtful debts	6.9	17.5	33.1	0.3	0.4	4.4
Less provision for rebates, allowances and warranty claims	13.8	14.8	41.2	1.8	1.6	9.7

	197.5	232.5	523.1	14.1	9.6	140.3
Amounts owing by South Pacific Tyres partnership	7.6	—	—	7.2	—	—
Amounts owing by wholly owned controlled entities	—	—	—	1,458.9	1,488.3	2,684.9
Less provision for doubtful debts	—	—	—	698.0	691.4	707.9
Other amounts receivable	57.3	61.2	120.7	13.9	14.5	29.7

Total Current	262.4	293.7	643.8	796.1	821.0	2,147.0

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	55.1	59.4	25.8	—	27.6	25.8
Amounts owing by other related parties	—	0.2	4.0	—	0.2	4.0
Interest bearing amount owing by external entities	—	2.5	33.7	—	1.3	33.7
Other amounts receivable	2.4	6.8	28.5	1.2	4.3	20.6
Less provision for doubtful debts	0.5	2.2	—	—	—	—

Total Non Current	57.0	66.7	92.0	1.2	33.4	84.1

Total Receivables	319.4	360.4	735.8	797.3	854.4	2,231.1

Included in other amounts receivable are:

(i) Loans to employees in relation to the employee share plan
- current	—	0.7	1.0	—	0.7	1.0
- non-current	1.2	3.6	7.6	1.2	3.6	7.6

(ii) Loans to Executive Directors of Ansell Limited and Executives who are Directors of certain controlled entities secured under the Ansell Housing Scheme repayable at a future date at concessional interest rates

- non-current	—	0.2	0.4	—	0.2	0.4
Repayments received	0.2	0.2	0.2	0.2	0.2	0.2

The reconciliations of provision for doubtful debts - trade are presented below:

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Balance at the beginning of the financial year	17.5	33.1	33.5	0.4	4.4	6.0
Acquisitions/(disposals) of entities	—	(8.2)	(8.4)	—	(4.8)	—
Amounts charged/(released) to profit/(loss) from operating activities	(2.5)	(2.9)	7.9	0.1	1.0	(0.1)
Amounts utilised for intended purposes	(7.4)	(4.0)	(2.1)	(0.2)	(0.2)	(1.5)
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.5)	2.2	—	—	—

Balance at the end of the financial year	6.9	17.5	33.1	0.3	0.4	4.4

13. Inventories

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
At Cost
Raw materials	21.6	31.9	78.8	0.1	0.9	32.6
Work in progress	13.1	17.0	32.9	—	—	9.7
Finished goods	137.2	181.1	592.7	12.4	12.8	128.2
Other stock	5.5	5.1	6.6	—	—	2.6

Total Inventory at Cost	177.4	235.1	711.0	12.5	13.7	173.1

Net Realisable Value
Raw materials	—	—	6.0	—	—	2.4
Work in progress	—	—	1.6	—	—	—
Finished goods	10.5	—	69.9	—	—	30.4
Other stock	—	—	5.8	—	—	—

Total Inventory at Net Realisable Value	10.5	—	83.3	—	—	32.8

Total Inventories	187.9	235.1	794.3	12.5	13.7	205.9

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

14.	Other Financial Assets (Investments)

		Consolidated			The Company
$ in millions	Notes	2003	2002	2001	2003	2002	2001
(a) Shares in Controlled Entities and Other financial assets
Controlled entities
Not quoted on a prescribed stock exchange:
At cost (1)		—	—	—	2,184.0	2,246.7	2,442.8
Less Provision for diminution in value		—	—	—	699.5	699.5	618.7
Other financial assets
Quoted on a prescribed stock exchange:
At cost		—	9.3	71.6	—	—	—
At market value		3.1	—	—	—	—	—
Not quoted on a prescribed stock exchange:
At cost		—	—	5.3	—	—	2.2
South Pacific Tyres N.Z. Ltd		21.9	20.1	18.7	—	—	—
Investment in Partnerships
South Pacific Tyres		116.4	116.4	116.4	—	—	—

Total Other Financial Assets		141.4	145.8	212.0	1,484.5	1,547.2	1,826.3

(b) Investments accounted for using the equity method
Shares in Unlisted Associated Companies
Equity Accounted	38	—	13.3	14.6	—	—	—
Cost		—	—	—	—	0.2	0.2

Total Investments accounted for using the equity method		—	13.3	14.6	—	0.2	0.2

(1)	The Directors have adopted the cost basis of valuation in accordance with AASB 1041 ‘Revaluation of Non-Current Assets’.

15.	Property, plant and equipment

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
(a) Freehold Land
At cost	13.4	16.3	43.3	—	—	9.7
(b) Freehold Buildings
At cost	39.8	45.6	114.4	—	—	20.0
Less provision for depreciation	11.9	7.6	16.7	—	—	1.2

	27.9	38.0	97.7	—	—	18.8

(c) Leasehold Land and Buildings
At cost	53.4	62.6	99.1	—	—	6.3
Less provision for amortisation	11.1	12.1	25.9	—	—	3.2

	42.3	50.5	73.2	—	—	3.1

(d) Plant and Equipment
At cost	436.3	502.5	979.2	1.4	2.4	179.1
Less provision for depreciation	266.1	286.7	555.3	1.1	2.0	115.8

	170.2	215.8	423.9	0.3	0.4	63.3

(e) Buildings and Plant under construction
At cost	9.1	11.9	31.8	—	—	4.0

Total property, plant and equipment	262.9	332.5	669.9	0.3	0.4	98.9

In accordance with the consolidated entity’s policy of obtaining an independent valuation of land and buildings every three years, an independent valuation was carried out as at 31 December 2000 by CB Richard Ellis (Victoria) Pty Ltd. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2003 and 30 June 2002, this resulted in a valuation of land of $40,127,553 (the Company: Nil) and a valuation of buildings of $85,605,413 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

15.	Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Freehold Land
Balance at the beginning of the financial year	16.3	43.3	37.7	—	9.7	4.5
Additions	—	—	1.0	—	—	1.0
Additions through entities acquired	—	—	4.7	—	—	4.7
Disposal of entities	—	(20.8)	—	—	(8.1)	—
Disposals/Write-downs	(0.6)	(4.6)	(0.5)	—	(1.6)	(0.5)
Transfers (to)/from related companies	—	—	—	—	—	—
Transfer from capital works in progress	—	—	—	—	—	—
Net foreign currency differences on translation of self-sustaining operations	(2.3)	(1.6)	0.4	—	—	—

Balance at the end of the financial year	13.4	16.3	43.3	—	—	9.7
Freehold Buildings
Balance at the beginning of the financial year	38.0	97.7	85.5	—	18.8	10.9
Additions	0.1	0.3	0.2	—	—	—
Additions through entities acquired	—	—	8.2	—	—	8.2
Disposal of entities	—	(33.3)	(0.1)	—	(14.9)	—
Disposals/Write-downs	(3.4)	(19.4)	(0.7)	—	(3.0)	—
Transfers (to)/from related companies	—	—	—	—	—	0.1
Transfer from capital works in progress	0.1	—	2.9	—	—	—
Depreciation	(1.8)	(3.9)	(4.8)	—	(0.9)	(0.4)
Net foreign currency differences on translation of self-sustaining operations	(5.1)	(3.4)	6.5	—	—	—

Balance at the end of the financial year	27.9	38.0	97.7	—	—	18.8
Leasehold Land and Buildings
Balance at the beginning of the financial year	50.5	73.2	72.1	—	3.1	4.1
Additions	0.8	1.1	1.6	—	0.1	0.2
Additions through entities acquired	—	1.9	0.2	—	—	0.2
Disposal of entities	—	(14.8)	(8.8)	—	(2.7)	(0.3)
Disposals/Write-downs	—	(2.7)	(0.4)	—	(1.6)	(0.4)
Transfers (to)/from related companies	—	—	—	—	—	—
Transfers from capital works in progress	0.2	1.4	0.2	—	1.3	—
Transfers from fixed assets	—	—	—	—	—	—
Amortisation	(1.7)	(2.8)	(5.1)	—	(0.2)	(0.7)
Net foreign currency differences on translation of self-sustaining operations	(7.5)	(6.8)	13.4	—	—	—

Balance at the end of the financial year	42.3	50.5	73.2	—	—	3.1
Plant and Equipment
Balance at the beginning of the financial year	215.8	423.9	432.9	0.4	63.3	71.0
Additions	5.4	11.4	37.6	0.2	4.6	9.0
Additions through entities acquired	—	3.4	11.1	—	—	9.6
Disposal of entities	—	(104.4)	(34.5)	—	(48.8)	(3.3)
Disposals/Write-downs	(3.7)	(74.4)	(20.3)	(0.2)	(13.1)	(12.4)
Transfers (to)/from related companies	—	—	—	—	—	1.4
Transfers from capital works in progress	9.5	30.5	36.6	—	1.4	4.3
Depreciation	(27.7)	(46.4)	(85.4)	(0.1)	(7.0)	(16.3)
Net foreign currency differences on translation of self-sustaining operations	(29.1)	(28.2)	45.9	—	—	—

Balance at the end of the financial year	170.2	215.8	423.9	0.3	0.4	63.3

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

15.	Property, plant and equipment (continued)

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Buildings and Plant under construction
Balance at the beginning of the financial year	11.9	31.8	30.0	—	4.0	2.5
Additions	9.1	21.5	35.6	—	3.0	6.2
Additions through entities acquired	—	—	0.4	—	—	0.4
Disposal of entities	—	(7.0)	(0.1)	—	(3.8)	—
Disposals/Write-downs	—	(0.4)	(0.5)	—	(0.5)	(0.4)
Transfers (to)/from related companies	—	—	—	—	—	(0.4)
Transfers to the statement of financial performance	—	—	(0.3)	—	—	—
Transfers to property, plant & equipment	(9.8)	(31.9)	(39.7)	—	(2.7)	(4.3)
Net foreign currency differences on translation of self-sustaining operations	(2.1)	(2.1)	6.4	—	—	—

Balance at the end of the financial year	9.1	11.9	31.8	—	—	4.0

16. Intangible Assets

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Brand Names
At cost	121.2	142.5	217.5	—	—	7.3

Goodwill
Directors’ valuation 30/06/1996	—	—	4.0	—	—	—

	—	—	4.0	—	—	—
Less provision for amortisation	—	—	2.0		—	—

	—	—	2.0	—	—	—

At cost	385.6	445.9	536.8	—	—	8.4
Less provision for amortisation	182.3	185.2	199.8	—	—	5.0

	203.3	260.7	337.0	—	—	3.4

Total Goodwill	203.3	260.7	339.0	—	—	3.4

Total Intangibles	324.5	403.2	556.5	—	—	10.7

17. Deferred Tax Assets

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Future income tax benefit arising from:
Accumulated timing differences	26.0	32.2	75.4	—	—	32.2
Accumulated tax losses	6.0	17.5	31.4	—	—	—

	32.0	49.7	106.8	—	—	32.2

The Group has unrecognised capital tax losses relating to controlled entities of $267.9 million (2002 - $331.3 million; 2001 - $242.5 million). Future income tax benefits of $380.4 million (2002 - $393.6 million; 2001 - $461.8 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:

(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity; and

(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

	Consolidated
$ in millions	2003	2002	2001
Trading stock tax adjustments	4.9	4.0	13.0
Depreciation on property, plant and equipment adjustments	—	—	1.5
Provisions	18.1	21.4	82.2
Accruals	2.3	3.0	(1.0)
Unrealised foreign exchange losses	—	0.5	0.2
Accumulated tax losses	6.0	17.5	31.4
Other	0.7	3.3	(20.5)

Total temporary differences	32.0	49.7	106.8

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

18.	Payables

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Current
Amounts owing to wholly owned controlled entities	—	—	—	595.4	739.1	1,623.3
Trade creditors	130.1	166.6	363.2	4.5	8.1	77.9
Bills payable	—	—	6.6	—	—	1.5
Other creditors	24.3	26.1	51.1	10.8	13.8	20.2

Total Current	154.4	192.7	420.9	610.7	761.0	1,722.9

Non-Current
Trade creditors	—	—	0.3	—	—	0.1
Other creditors	3.2	3.7	4.8	—	—	0.2

Total Non-Current	3.2	3.7	5.1	—	—	0.3

Total Payables	157.6	196.4	426.0	610.7	761.0	1,723.2

19. Interest Bearing Liabilities

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Current
Bank overdrafts	2.6	14.6	9.5	—	0.9	1.0
Bank loans repayable in:
Canadian dollars	5.6	5.8	6.5	—	—	—
Euro dollars	—	14.9	16.7	—	—	—
Malaysian ringgits	9.2	5.8	—	—	—	—
Other currencies	0.6	0.7	1.6	—	—	—
Other loans repayable in:
Australian dollars	—	—	578.1	—	—	578.3
Euro dollars	—	—	15.7	—	—	15.7
Sterling Pounds	—	16.2	—	—	16.2	—
U.S. dollars	133.8	49.6	120.7	133.8	49.6	120.7

Total Current	151.8	107.6	748.8	133.8	66.7	715.7

Non-Current
Bank loans repayable in:
Other currencies	—	0.2	0.5	—	—	—
Other loans repayable in:
Australian dollars	116.0	116.0	346.8	116.0	116.0	346.9
Euro dollars	—	34.0	16.7	—	34.0	16.7
Sterling Pounds	—	—	16.7	—	—	16.7
U.S. dollars	204.0	366.3	481.2	204.0	366.3	481.2

Total Non-Current	320.0	516.5	861.9	320.0	516.3	861.5

Total Interest Bearing Liabilities	471.8	624.1	1,610.7	453.8	583.0	1,577.2

At 30 June 2003 bank overdraft and other loans totalling $1.7 million (2002: $2.4 million, 2001: $3.8 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a 3-year US$100 million revolving credit bank facility in January, 2002. This facility can be accessed by the parent company and certain USA subsidiaries. No amounts have been drawn down under this facility at 30 June 2003 (June 2002: nil).

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

19.	Interest Bearing Liabilities (continued)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June, 2003.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts
Indian rupees	0.6	9.00	At Call
United States dollars	1.8	1.90	At Call
Other currencies	0.2	Various	At Call

Total Bank Overdrafts	2.6

Bank Loans
Current
Canadian dollars	5.6	4.69	2004
Malaysian ringgits	9.2	3.00	2004
Other currencies	0.6	6.27	2004

Total Bank Loans	15.4

Other Loans
Current
United States dollars	133.8	2.41	2004

	133.8

Non-Current
Australian dollars	50.0	5.53	2005
Australian dollars	50.0	5.84	2007
Australian dollars	16.0	7.04	2007
United States dollars	133.4	4.79	2005
United States dollars	30.0	2.19	2006
United States dollars	27.1	1.66	2007
United States dollars	13.5	1.97	2010

	320.0

Total Other Loans	453.8

Total Interest Bearing Liabilities	471.8

Maturity Schedule
Term to maturity:
Within one year	151.8
One to two years	183.4
Two to three years	30.0
Three to four years	93.1
Four to five years	—
Greater than five years	13.5

Total	471.8

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Net Interest Bearing Debt
Cash at bank and short-term deposits (net of restricted deposits)	285.4	258.3	310.3	1.4	4.2	28.2
Current borrowings	151.8	107.6	748.8	133.8	66.7	715.7
Current bills payable	—	—	6.6	—	—	1.5
Non-current borrowings	320.0	516.5	861.9	320.0	516.3	861.5

Net interest bearing debt	186.4	365.8	1,307.0	452.4	578.8	1,550.5

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

20.	Provisions

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Current
Provision for employee entitlements	17.7	25.2	80.3	3.0	3.4	31.4
Provision for contingencies	4.8	2.8	3.2	—	—	—
Provision for rationalisation and restructuring costs	13.5	30.0	111.9	2.9	4.5	47.3
Provision for Accufix Pacing Lead related expenses	14.5	18.6	11.5	—	—	6.5
Provision for claims	7.0	8.8	10.9	—	—	—
Provision for dividend	—	—	46.6	—	—	46.6

	57.5	85.4	264.4	5.9	7.9	131.8
Provision for income tax	3.1	1.9	10.5	—	—	—

Total Current	60.6	87.3	274.9	5.9	7.9	131.8

Non-Current
Provision for employee entitlements	21.7	23.3	37.1	0.4	0.4	4.8
Provision for Accufix Pacing Lead related expenses	—	—	17.8	—	—	—

	21.7	23.3	54.9	0.4	0.4	4.8
Provision for deferred income tax	21.5	24.4	22.1	—	—	—

Total Non-Current	43.2	47.7	77.0	0.4	0.4	4.8

Total Provisions	103.8	135.0	351.9	6.3	8.3	136.6

The reconciliations of provisions are set out below:

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Provision for contingencies
Balance at the beginning of the financial year	2.8	3.2	2.7	—	—	—
Amounts charged to profit after tax from operating activities	2.4	—	—	—	—	—
Net foreign currency differences on translation of self-sustaining operations	(0.4)	(0.4)	0.5	—	—	—

Balance at the end of the financial year	4.8	2.8	3.2	—	—	—

Provision for rationalisation and restructuring
Balance at the beginning of the financial year	30.0	111.9	169.1	4.5	47.3	66.2
Acquisitions/(disposals) of entities	—	(11.5)	—	—	(11.5)	—
Amounts charged/(released) to profit/(loss) from operating activities	10.1	20.3	61.0	2.9	(0.3)	(1.3)
Amounts utilised for intended purposes	(25.7)	(88.0)	(126.8)	(4.5)	(31.0)	(17.6)
Net foreign currency differences on translation of self-sustaining operations	(0.9)	(2.7)	8.6	—	—	—

Balance at the end of the financial year	13.5	30.0	111.9	2.9	4.5	47.3

Provision for Accufix Pacing Lead related expenses
Balance at the beginning of the financial year	18.6	29.3	21.9	—	6.5	0.7
Amounts utilised for intended purposes	(2.7)	(10.7)	(24.3)	—	—	(1.8)
Transfer to controlled entities	—	—	—	—	(6.5)	—
Amounts refunded by Court/recovered from Insurers	—	1.5	29.0	—	—	7.6
Net foreign currency differences on translation of self-sustaining operations	(1.4)	(1.5)	2.7	—	—	—

Balance at the end of the financial year	14.5	18.6	29.3	—	—	6.5

Provision for claims (Captive Insurance Company)
Balance at the beginning of the financial year	8.8	10.9	14.0	—	—	—
Amounts utilised for intended purposes	(1.8)	(2.1)	(3.1)	—	—	—

Balance at the end of the financial year	7.0	8.8	10.9	—	—	—

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

	Consolidated
$ in Millions	2003	2002	2001
Trading Stock tax adjustments	—	—	0.4
Depreciation on property, plant and equipment adjustments	9.3	4.1	1.4
Provisions	—	—	(1.4)
Accruals	—	—	(1.1)
Unrealised foreign exchange gains	—	—	0.9
Other	12.2	20.3	21.9

Total	21.5	24.4	22.1

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

20.	Provisions (continued)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Consolidated			The Company
Employee Entitlements	2003	2002	2001	2003	2002	2001
Assumed rate of increase in wage and salary rates	3.4%	4.0%	3.0%	3.4%	4.0%	3.0%
Discount rate	1.7%	2.3%	3.0%	1.7%	2.3%	3.0%
Settlement term (years)	10-15	10-15	10-15	10-15	10-15	10-15
Number of employees at year end	12,013	12,160	23,482	87	104	4,222

21. Other Liabilities

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Current
Deferred income	1.1	1.2	3.6	0.2	—	0.4
Amounts due under contractual arrangements	—	—	1.6	—	—	1.4

Total Current	1.1	1.2	5.2	0.2	—	1.8

Non-Current
Amounts due under contractual arrangements	—	—	16.2	—	—	16.2

Total Non-Current	—	—	16.2	—	—	16.2

Total Other Liabilities	1.1	1.2	21.4	0.2	—	18.0

22. Dissection of Liabilities

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Secured
Bank overdrafts and other loans	1.1	1.5	2.2	—	—	—
Bank loans	0.6	0.9	1.6	—	—	—
Unsecured
Amounts owing to wholly owned controlled entities	—	—	—	595.4	739.1	1,623.3
Bank overdrafts	1.5	13.1	7.3	—	0.9	1.0
Bank loans	14.8	26.5	23.7	—	—	—
Other loans	453.8	582.1	1,575.9	453.8	582.1	1,576.2
Trade creditors	130.1	166.6	363.5	4.5	8.1	78.0
Bills payable	—	—	6.6	—	—	1.5
Other creditors	27.5	29.8	55.9	10.8	13.8	20.4
Provisions (as per Note 20)	103.8	135.0	351.9	6.3	8.3	136.6
Other liabilities (as per Note 21)	1.1	1.2	21.4	0.2	—	18.0

Total Unsecured Liabilities	732.6	954.3	2,406.2	1,071.0	1,352.3	3,455.0

Total Liabilities	734.3	956.7	2,410.0	1,071.0	1,352.3	3,455.0

23. Expenditure Commitments

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001

(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:
Land and buildings	—	—	0.1	—	—	—
Plant and equipment	0.2	0.2	2.6	—	—	0.4

	0.2	0.2	2.7	—	—	0.4

Payable within one year	0.2	0.2	2.7	—	—	0.4

(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	14.0	11.0	38.0	5.4	5.5	16.2
One year or later and no later than five years	33.3	29.1	90.7	11.5	13.5	39.2
Later than five years	11.1	15.6	28.3	2.4	3.6	16.2

	58.4	55.7	157.0	19.3	22.6	71.6

The Group leases property under operating leases expiring from one to twenty years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

24.	Superannuation

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees. A total of 14 Superannuation Funds have been established worldwide.

The major defined benefit funds are listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund. In respect of these funds, employer contributions are based on the advice of the plan’s actuary.

	The Company
$ in millions	2003(1)	2002(1)
Pacific Dunlop Superannuation Fund (2)
Net assets	41.3	41.3
Accrued benefits	26.7	26.7

Excess	14.6	14.6

Vested benefits	26.3	26.3

Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of cost/ Defined Contribution
Date of last actuarial valuation	01/07/2002
Actuary	Mercer Human Resource Consulting Pty. Ltd.

(1)	Plan net assets, accrued benefits and vested benefits have been calculated at 30 June 2002, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 1 July 2002.

(2)	The values shown reflect amounts in respect of Ansell Limited employees only. Employees of South Pacific Tyres are also members of the fund. Prior year comparatives have been adjusted accordingly.

	Consolidated
$ in millions	2003	2002	2001
Ansell Cash Balance Pension Plan
Net assets	29.2	44.7	53.9
Accrued benefits	46.6	54.9	60.2

Excess/(Deficiency)	(17.4)	(10.2)	(6.3)

Vested benefits	45.3	53.2	58.3

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2003
Actuary	Retirement Plan Actuaries, Inc

Ansell Healthcare Products Inc. Union Retirement Plan
Net assets	6.7	9.9	11.5
Accrued benefits	12.3	11.8	13.4

Excess/(Deficiency)	(5.6)	(1.9)	(1.9)

Vested benefits	12.3	11.8	12.8

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2003
Actuary	Retirement Plan Actuaries, Inc

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

Definitions

Balance of cost:	The consolidated entity’s contribution is assessed by the actuary by taking into account the members’ contribution and the values of the assets.
Defined contribution:	The consolidated entity’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.
Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.
Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Contributions to defined benefit funds during the year	10.7	3.2	6.9	—	3.2	4.0
Contributions to accumulation funds during the year	1.5	0.8	4.0	—	—	0.7

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

25.	Ownership-Based Remuneration Schemes

Executive and Employee Share Plans

The Company has operated two share plans for employees and Directors of the consolidated entity:

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”), and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”).

No issue of shares has been made under either Plan since February 1994 and the Board determined during 1996 that no further issues of shares will be made under the Executive Plan.

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

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue- 8 1/4 years). While partly paid, the shares are not transferable, carry no voting right and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The Company’s accounting policy in respect of the Employee Plan is to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $ 13,288 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2003 (2002 - $535,381 pre-tax; 2001 - $312,980 pre tax).

The market price of the Company’s shares as at 30 June 2003 was $5.86.

Options - Generally

At the date of this report 1,300,000 unissued ordinary shares in the Company remain under option. During the year ended 30 June 2003, 207,000 options expired being the last of the options issued under the Pacific Dunlop Executive Share Option Plan.

Ansell Limited Stock Incentive Plan

Shareholders at the 2002 Annual General Meeting approved a grant of options to the Managing Director pursuant to the Ansell Limited Stock Incentive Plan (‘the Plan’). The options were granted in two equal tranches of 500,000 options with an exercise price of $6.32 and subject to certain performance hurdles that are tied to EBITA milestones for the Ansell Healthcare business. The performance hurdle in respect of the first tranche was achieved and these options may be exercised after 30 June 2004 and before 30 June 2006. If the performance hurdle for the second tranche is satisfied those options may be exercised after 30 June 2005 and before 30 June 2006.

During the year the Chief Financial Officer was granted 300,000 options in three equal tranches of 100,000 with an exercise price of $6.97 and subject to certain performance and service hurdles. The performance hurdles are aligned to increases in EBITA of the Ansell Healthcare business and the achievement of certain financial ratios for the 2002-2003 financial year in respect of the first tranche and for the years ending 30 June 2004 and 30 June 2005 for the second and third tranches. In respect of the first tranche the performance hurdles have been met and these options have vested and are exercisable after 30 June 2004.

During the year certain senior Group executives have been granted, in total, 437,500 Performance Share Rights (‘PSR’s’) pursuant to the Plan. The award of a PSR by the Company under the Plan entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR's that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met.

Grants of PSR’s to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur. The hurdles applicable to the first tranche have been met and that tranche has vested.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

25.	Ownership-Based Remuneration Schemes (continued)

The shares issued in satisfaction of the vested rights are, in some circumstances, subject to restriction. The second and third tranches are subject to the achievement of performance hurdles in the 2003-2004 and 2004-2005 financial years respectively.

The Board determines the participants to whom PSR’s are to be granted, the number of PSR’s to be the subject of each grant, the performance measures or service periods used for determining whether the PSR’s vest and the Performance Period during which each performance measure or service period will apply. No amount is payable by the participant upon the receipt of the grant or vesting of the PSR’s.

26.	Contingent Liabilities and Contingent Assets

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors and officers of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Claims have been made against certain Group Companies in a number of jurisdictions relating to the Accufix pacing leads manufactured by Accufix Research Institute, Inc. (formerly TPLC) (‘ARI’).

As at 30 June 2003, all lawsuits have been concluded with the exception of three lawsuits which remain outstanding in France in relation to the Accufix pacing leads: one involving 3 individual claimants, and two recently initiated actions one of which involves 8 claimants, the other involving only 1 claimant. In addition, claims may still be made by any of the 150 persons who opted out of the class settlement in the United States.

As at 30 June 2003, the balance of the provisions made for settlements (approximately $14.5 million) is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix pacing leads.

Latex Allergy Litigation

Proceedings have been brought against various Group Companies (the “Ansell Defendants”) in the United States and Australia in relation to exposure to natural rubber latex gloves.

As at 30 June 2003, there were approximately 313 such cases pending against one or more of the Ansell Defendants. Ansell Limited is no longer a defendant in any cases in the United States.

The Australian Competition and Consumer Commission has instituted legal action against the Company alleging breaches of the Trade Practices Act relating to the labelling and packaging of natural rubber latex gloves. The Company is vigorously defending this litigation.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements.

Simplot Australia Pty Ltd has instituted proceedings against the Company and other Group Companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Bird’s Eye and Herbert Adams Bakeries businesses. The matter is scheduled to be heard in March 2004. The Company denies all of the allegations made against it and is continuing to strenuously defend the claim.

No other formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group that have not filed for bankruptcy (‘Non-Bankrupt Entities’), to recover amounts due to the Ansell Group in connection with the sale of the GNB business. These proceedings have been joined with the Exide Technologies bankruptcy case. The Ansell Group has opposed this joinder, and is seeking a motion to have the proceedings remitted to the Illinois State Court. The Ansell Group will continue to aggressively pursue recovery of the amounts owed by the Non-Bankrupt Entities, including the separation of these claims from Exide Technologies bankruptcy case.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

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

Interest Rate Risk

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

$ in millions	Weighted Average Effective Interest Rate %	Interest rate Fixed Maturities Floating	1 year or less	1 to 5 years	Over 5 years	Non Interest Bearing	Total
Financial Assets 2003
Recognised
Cash on hand and at bank	1.3%	61.4	—	—	—	—	61.4
Short-term deposits	3.9%	238.4	—	—	—	—	238.4
Receivables - trade	N/A	—	—	—	—	197.5	197.5
Receivables - other	5.4%	62.7	—	—	—	59.2	121.9
Investments	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2003		362.5	—	—	—	398.1	760.6

Financial Liabilities 2003
Recognised
Payables - trade	N/A	—	—	—	—	130.1	130.1
Payables - other	N/A	—	—	—	—	27.5	27.5
Bank overdraft	3.2%	1.3	—	—	—	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	—	—	469.2
Provision for employee entitlements	N/A	—	—	—	—	39.4	39.4
Unrecognised
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	—	—	—

Total Financial Liabilities 2003		51.9	193.0	225.6	—	198.3	668.8

Net Financial Assets/(Liabilities) 2003		310.6	(193.0)	(225.6)	—	199.8	91.8

Financial Assets 2002
Recognised
Cash on hand and at bank	1.1%	72.2	—	—	—	—	72.2
Short-term deposits	3.3%	174.1	30.6	—	—	—	204.7
Receivables - trade	N/A	—	—	—	—	232.5	232.5
Receivables - other	2.6%	32.9	25.0	—	—	70.0	127.9
Investments (excl. associated companies)	N/A	—	—	—	—	145.8	145.8

Total Financial Assets 2002		279.2	55.6	—	—	448.3	783.1

Financial Liabilities 2002
Recognised
Payables - trade	N/A	—	—	—	—	166.6	166.6
Payables - other	N/A	—	—	—	—	29.8	29.8
Bank overdraft	3.3%	14.6	—	—	—	—	14.6
Bank and other loans	6.1%	466.0	20.8	122.7	—	—	609.5
Provision for employee entitlements	N/A	—	—	—	—	48.5	48.5
Unrecognised
Net interest rate swaps	5.1%	(375.9)	—	375.9	—	—	—

Total Financial Liabilities 2002		104.7	20.8	498.6	—	244.9	869.0

Net Financial Assets/(Liabilities) 2002		174.5	34.8	(498.6)	—	203.4	(85.9)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $64.4 million (2002 - $86.5 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

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

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity’s exposure is almost entirely (over 99%) to banks.

The following table displays:

(i) Face Value

This is the contract’s value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk

This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity’s exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($11.1) million (2002 - ($23.8) million; 2001 - $5.9 million), if all contracts were closed out on 30 June 2003.

	Face Value			Credit Risk			Net Fair Value
$ in millions	2003	2002	2001	2003	2002	2001	2003	2002	2001
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	112.0	329.7	1,231.7	0.3	1.6	22.0	(0.4)	(7.3)	17.6
- Australian dollars	47.5	49.4	237.2	1.8	—	—	1.8	—	—
- Other currencies	44.8	216.5	186.5	—	2.5	1.7	(0.9)	2.4	(1.5)
Cross Currency Swaps:
- U.S. dollars	69.4	96.5	240.2	2.7	2.2	0.7	2.7	(1.5)	(16.5)
- Other currencies	—	16.5	35.2	—	—	5.8	—	(2.1)	5.8
Foreign Exchange Options
Zero Cost Collar
- Euro/U.S. dollars	103.5	—	—	0.8	—	—	(2.6)	—	—
Premium Paid (Put)
- Euro/U.S. dollars	19.8	—	—	0.2	—	—	0.2	—	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	369.4	435.1	452.7	0.3	3.0	6.6	(10.9)	(14.5)	0.5
- Australian dollars	100.0	300.0	300.0	—	—	1.2	(1.0)	(0.8)	0.3
- Other currencies	—	17.5	16.7	—	—	—	—	—	(0.3)

Total	866.4	1,461.2	2,700.2	6.1	9.3	38.0	(11.1)	(23.8)	5.9

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

27.	Financial Instruments (continued)

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

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a)	being forced to exit derivative financial instrument positions at below their real worth; or

(b)	finding it cannot exit the position at all, due to lack of liquidity in the market; by:

(a)	dealing only in liquid contracts dealt by many counterparties; and

(b)	dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total
$ in millions	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Term: 0 to 6 mths	2.1	4.1	27.0	0.3	—	1.2	0.4	—	—	2.8	4.1	28.2
6 to 12 mths	—	—	2.5	—	—	—	0.6	—	—	0.6	—	2.5
1 to 2 yrs	0.2	—	—	—	3.0	0.8	—	—	—	0.2	3.0	0.8
2 to 5 yrs	2.5	2.2	—	—	—	5.8	—	—	—	2.5	2.2	5.8
5 to 10 yrs	—	—	0.7	—	—	—	—	—	—	—	—	0.7

Total	4.8	6.3	30.2	0.3	3.0	7.8	1.0	—	—	6.1	9.3	38.0

(vi) Historical Rate Rollovers

It is the consolidated entity’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2003	2002	2001	2003	2002	2001
Anticipated Exposures
Less than 1 year	—	—	—	1.9	(0.5)	1.4
Realised Swaps Deferred
Less than 1 year	0.4	0.1	(0.5)
1 to 2 years	0.8	0.7	0.2
2 to 5 years	0.9	2.2	(0.5)
Greater than 5 years	—	—	1.6

28.	Directors’ and Executives’ remuneration

	Consolidated	The Company
$ in Thousands	2003(d)(h)	2003(d)	2002(c)	2001(c)
Directors
Aggregate remuneration paid or payable to Directors: (a)(e)
Directors’ fees and salaries of Ansell Limited Executive Directors	1,695	590	1,225	1,313
Performance-based bonuses	459	—	—	100
Other benefits (e)	900	76	111	2,791

Total remuneration of Directors of Ansell Limited	3,054	666	1,336	4,204

	Consolidated
	2003	2002	2001
Consolidated remuneration of directors of all Group Companies:	11,930	26,153	35,713

	Consolidated			The Company
Executives	2003(d)	2002(c)	2001(c)	2003(d)	2002(c)	2001(c)
Aggregate remuneration of the fourteen Senior Executives: (a)(b)(e)(f)
Salaries	5,644	3,788	4,322	423	1,688	3,253
Performance-based bonuses	1,421	2,023	3,128	111	1,631	100
Other benefits (e)	1,829	3,871	4,411	78	3,232	3,871

Total remuneration of Executives	8,894	9,682	11,861	612	6,551	7,224

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

28.	Directors’ and Executives’ remuneration (continued)

The number of Directors and Senior Executives whose total remuneration fell within the following bands (a)(b)(e)(f).

			Executives						Directors
			Consolidated			The Company			Consolidated	The Company
Dollars			2003(d)	2002(c)	2001(c)	2003(d)	2002(c)	2001(c)	2003(d) (h)	2003(d)	2002(c)	2001(c)
0	10,000										1
10,001	20,000								1	1	1
20,001	30,000											2
40,001	50,000										3
60,001	70,000								3	3	2	1
70,001	80,000											2
80,001	90,000										1	1
110,001	120,000								1	1
120,001	130,000		1
200,001	210,000				1			1
210,001	220,000											1
230,001	240,000			1			1
260,001	270,000											1
270,001	280,000		1			1
280,001	290,000										1
320,001	330,000				1			1
330,001	340,000		1			1			1	1
340,001	350,000		1
370,001	380,000			1			1
380,001	390,000				1			1
420,001	430,000		1	2			2
430,001	440,000	(e)		1			1				1
440,001	450,000				1			1
460,001	470,000	(e)			1			1
490,001	500,000		1
510,001	520,000			1
520,001	530,000	(e)		1	1		1	1
540,001	550,000	(e)		1
550,001	560,000			1
560,001	570,000				1			1
570,001	580,000		1
580,001	590,000		2
590,001	600,000		1
620,001	630,000		1
680,001	690,000		1
850,001	860,000		1
920,001	930,000	(e)			1			1
950,001	960,000			1			1
1,380,001	1,390,000				1
1,510,001	1,520,000	(g)		1							1
1,530,001	1,540,000	(e)		1			1
1,640,001	1,650,000	(e)		1			1
2,380,001	2,390,000		1						1
3,250,001	3,260,000				1
3,380,001	3,390,000	(e)			1			1				1

Total no. of Dir & Execs			14	13	11	2	9	9	7	6	11	9

(a)	The above values for Directors and Executives include amounts actually paid to superannuation funds in respect of their retirement.

(b)	Includes Executive Directors of the Company disclosed within the remuneration of Directors.

(c)	Any benefit arising from the grant of options to the Managing Director or other Executives which may subsequently be derived is not quantified and accordingly, has not been included in remuneration for the year.

(d)	Includes a value in respect of options and performance share rights granted to the Managing Director and other Executives in accordance with the Company’s Stock Incentive Plan

(e)	Includes retirement and/or statutory benefits paid to Directors and Executives.

(f)	Executives for this disclosure include only those persons who, during the year, had the greatest authority for managing the group. These executives numbered up to fourteen at any one time in 2003, seven in 2002 and eleven in 2001. The disclosure includes twelve permanently overseas-based Executives whose total remuneration in 2003 was $8.3 million (four in 2002 - $3.1 million, two in 2001 - $4.6 million).

(g)	Executive was appointed a Director on 30 April 2002. Includes total remuneration received for the full year.

(h)	The Managing Director and Chief Executive Officer resides in Red Bank, New Jersey and is remunerated by an overseas subsidiary.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

29.	Service Agreements

The Company had agreements with each of the Non-executive Directors which provided for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken either by the Company or by a superannuation fund of which the Company is employer sponsor. These agreements have been terminated as at 30 June 2003.

30.	Notes to the Industry Segments Report

(a) Operating Revenue

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

(b) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Tax

June 2002 includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(d) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(e) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $258.2 million (2002 - $304.9 million; 2001 - $303.8 million) and America - $254.7million (2002 - $188.3 million; 2001 - $220.6 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(f) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products

Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2003 $m	2002 $m	2001 $m

(h) Segment Capital Expenditure
Occupational Healthcare	3.2	6.7	9.0
Professional Healthcare	8.6	12.7	7.7
Consumer Healthcare	3.4	1.5	4.4
Discontinued Businesses	—	12.0	38.8
(i) Region Capital Expenditure
Asia Pacific	10.1	13.6	12.6
Americas	4.2	5.3	7.1
Europe	0.9	2.0	1.4
(j) Segment Depreciation
Occupational Healthcare	11.0	15.7	16.7
Professional Healthcare	15.5	18.8	18.9
Consumer Healthcare	4.8	5.6	5.7
Discontinued Businesses	—	11.1	52.1
(k) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	8.3	8.9	7.9
Professional Healthcare	0.7	1.9	6.4
Consumer Healthcare	2.9	5.1	1.9
Discontinued Businesses	—	14.8	49.7

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

31.	Notes to the Statements of Cash Flows

(a) Reconciliation of Net Cash Provided by Operating Activities to Net

Profit/(Loss) after Income Tax

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Net profit/(loss) after income tax	52.5	(113.0)	(135.8)	164.8	71.6	(755.9)
Add/(less) non-cash items:
Depreciation	29.5	50.3	90.2	0.1	7.9	16.7
Amortisation	27.0	32.0	49.6	—	0.5	5.8
Goodwill written off		—	—	—	—	5.7
Provision for doubtful debts - trade	(2.5)	(2.9)	7.9	0.1	1.0	0.1
Write off of FITB attributable to Australian tax losses	—	15.2	158.5	—	17.3	88.4
Provision for doubtful debts - wholly owned controlled entities	—	—	—	—	(16.3)	644.7
Write down of assets and investments in wholly owned controlled entities	6.1	75.2	97.7	—	96.6	240.3
Write down of property, plant and equipment	—	69.3	—	—	2.2	—
Share of net loss/(gain) of associate and joint venture entities	(0.3)	(1.9)	44.3	—	—	—
Add/(less) items classified as investing/financing activities:
Interest revenue	(8.0)	(15.5)	(44.9)	(139.9)	(38.2)	(130.3)
Borrowing costs	37.8	70.2	144.3	36.1	67.0	129.5
Loss/(gain) on sale of investments, properties, plant and equipment	(5.6)	5.6	4.6	(6.4)	1.0	4.2
Loss/(gain) on sale of controlled entities and businesses (1)	—	(25.7)	(154.7)	(32.4)	(7.0)	(178.6)

Net cash provided by operating activities before change in assets and liabilities	136.5	158.8	261.7	22.4	203.6	70.6
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:
(Increase)/Decrease in debtors	34.5	(0.3)	(176.5)	(7.1)	(26.5)	(20.3)
(Increase)/Decrease in inventories	47.2	39.4	(13.8)	1.2	(10.9)	16.9
Decrease/(Increase) in prepaid expenses	4.9	(2.4)	19.2	(0.6)	4.5	16.1
(Increase)/Decrease in deferred expenses	—	4.3	(4.2)	—	13.6	2.8
Increase/(Decrease) in creditors and bills payable	(36.5)	78.3	52.2	(3.6)	5.3	(2.5)
(Decrease)/Increase in provisions and other liabilities	(31.9)	(203.1)	(128.4)	(5.5)	(38.8)	(230.7)
Increase/(Decrease) in provision for deferred income tax	(2.9)	2.3	1.0	—	—	—
(Increase)/Decrease in future income tax benefit	17.7	24.7	(6.0)	—	(0.7)	27.1
(Decrease)/Increase in provision for income tax	1.2	(8.5)	1.2	—	—	—
(Increase)/Decrease in GNB net operating assets held for sale	—	—	182.3	—	—	20.7
Other non-cash items (including foreign currency impact)	(9.1)	19.6	37.9	(12.0)	(0.2)	(0.8)

Net cash provided by operating activities	161.6	113.1	226.6	(5.2)	149.9	(100.1)

(1)	Refer to Note 4(b) for further details on the Company 2001.

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated			The Company
$ in Millions		2003	2002	2001	2003	2002	2001
Cash on hand	11	0.6	0.2	0.6	—	—	0.1
Cash at bank	11	60.8	72.0	115.7	1.4	4.2	21.0
Short-term deposits	11	224.6	186.3	194.6	—	—	7.2
Restricted deposits*	11	13.8	18.4	27.0	—	—	—
Bank overdrafts	19	(2.6)	(14.6)	(9.5)	—	(0.9)	(1.0)

		297.2	262.3	328.4	1.4	3.3	27.3

*	Refer to note 11 for further details on these amounts.

(c) Net Loans to Controlled Entities

In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

32.	Acquisition of Controlled Entities and Material Businesses

During the year the following businesses were acquired:	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration
No material acquisitions were made during the year.

33.	Disposal of Controlled Entities and Material Businesses

During the year the following material businesses were disposed of:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit/(Loss) on Disposal $ million
No material disposals were made during the year.

34.	Related Party Disclosures

Ansell Limited is the parent entity of all entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

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

Edward D Tweddell	Peter L Barnes	Harry Boon
L Dale Crandall	Herbert J Elliott	Stanley P Gold
S Carolyn H Kay

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

(a) Transactions with Associated Companies

During the year the Company and the consolidated entity disposed of its interests in associated companies. Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the Company and the consolidated entity conducted financial transactions with these associated companies, while still having an ownership interest, on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

	Consolidated			The Company
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Sale of goods and services
Car Parts Distribution Pty Ltd	—	7.5	97.3	—	—	—
South Pacific Tyres N.Z. Ltd.	—	—	0.5	—	—	—

	—	7.5	97.8	—	—	—
Royalty revenue
South Pacific Tyres N.Z. Ltd.	—	0.4	1.9	—	—	—
Dividend revenue
Pacific Marine Batteries Pty. Ltd.	—	—	—	2.6	1.3	1.0
Aggregate current amounts receivable (a)
Car Parts Distribution Pty Ltd	—	—	5.4	—	—	—

(a)	Amounts included within Trade debtors and Other Amounts Receivable (Note 12).

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

34.	Related Party Disclosures (continued)

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. In addition the consolidated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture's share of Novare Asia Pacific. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres (and last year with Novare Asia Pacific until 31 August 2001) on normal commercial terms and conditions being:

	Consolidated			The Company
$ in Millions	2003	2002	2001	2003	2002	2001
Sales of goods and services
Novare Asia Pacific	—	—	1.1	—	—	1.1
South Pacific Tyres	—	1.3	6.6	—	—	6.6

	—	1.3	7.7	—	—	7.7

Purchases of goods and services
Novare Asia Pacific	—	5.5	54.2	—	3.4	52.7
South Pacific Tyres	—	—	1.1	—	—	0.9

	—	5.5	55.3	—	3.4	53.6

Other revenue
South Pacific Tyres	3.3	2.5	0.8	0.8	2.0	0.8

Aggregate current amounts receivable (a)
South Pacific Tyres	7.6	—	—	7.2	—	—

Aggregate non-current amounts receivable
Novare Asia Pacific	—	—	3.0	—	—	3.0
South Pacific Tyres (a)	55.1	59.4	25.8	—	27.6	25.8

	55.1	59.4	28.8	—	27.6	28.8

Aggregate current amounts payable (b)
Novare Asia Pacific	—	—	4.7	—	—	4.5
South Pacific Tyres	—	—	0.4	—	—	0.4

	—	—	5.1	—	—	4.9

(a)	Amount included within Other Amounts Receivable (Note 12)

(b)	Amount included within Other creditors (Note 18)

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

During the previous year Goodyear repaid $30.0 million of its loan which was in turn on-lent to South Pacific Tyres by a controlled entity. The balance of $1.3 million was repaid by Goodyear in the current year and on-lent to South Pacific Tyres by a controlled entity.

During the year the Company assigned $21.2 million of the $25.0 million loan to a controlled entity.

Under the terms of the agreement with Goodyear containing put and call options providing the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership, the terms of the loans were extended for a period of four to five years.

Interest is charged at market rate and is payable quarterly in arrears.

Interest brought to account by the Company in relation to this loan during the year:

$ in Millions	Consolidated 2003	The Company 2003
Interest revenue	3.3	0.8

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2002 - $0.2 million; 2001 - $0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

34.	Related Party Disclosures (continued)

(c) Transactions of Directors and Director-Related Entities Concerning Shares or Share Options

The aggregate number of shares acquired(1) by Directors of the Company and their director-related entities in entities in the consolidated entity during the year ended 30 June 2003 was:

The Company - 45,917 fully paid ordinary shares (2002 - 6,160; 2001 - 5,515).

The aggregate number of shares and share options disposed of by Directors of the Company and their director-related entities in the Company was Nil (2002 - Nil; 2001 - Nil).

The aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Company and their director-related entities in the Company as at balance date were:

24,567,475 (2) fully paid ordinary shares (2002 - 24,478,677; 2001 - 132,808)

Nil ordinary plan shares paid to five cents (2002 - Nil; 2001 - Nil)

1,000,000 share options (2002 - 120,000; 2001 - Nil).

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

As stated at Note 5 - Contributed Equity, a 1 for 5 share consolidation was effected in 2002. The quantity of shares and share options disclosed above, for both 2002 and 2001, are stated as post-share consolidation quantities.

(d) Other Transactions of Directors and Director-Related Entities

In addition to the transactions referred to above, the consolidated entity entered into the following transactions with Directors and former Directors and their director-related entities. All transactions were on normal commercial terms and conditions except where otherwise stated:

•	H. Ng is a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd. A director-related entity of H. Ng, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;

•	S. Bagaria is a Director of Ansell Kemwell Ltd. A director-related entity of S. Bagaria, North East Gas (P) Ltd. leased premises to Ansell Kemwell Ltd.

Aggregate amounts of each of the above types of other transactions with Directors and their director-related entities were as follows:

	Consolidated			The Company
$ in millions	2003	2002	2001	2003	2002	2001
Transaction Type
Provision of management and consulting services	0.1	0.2	0.3	—	0.1	—
Sales of goods to Directors and their director-related entities	—	—	0.2	—	—	—
Provision of legal services	—	—	13.2	—	—	0.7
Aggregate amounts payable to Directors and their director-related entities (a) Current	—	—	2.1	—	—	0.2

(a)	Amount included within Other Creditors (Note 18).

In addition to the transactions referred to above, transactions were entered into during the year with Directors of the Company and its controlled entities or with director-related entities which:

•	occurred within a normal employee customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect would have been adopted if dealing with the Director or director-related entity at arm's length in the same circumstances;

•	do not have the potential to affect adversely decisions about the allocation of scarce resources or the discharge of accountability of the Directors; and are trivial or domestic in nature;

include:

•	provision of company services which have been fully reimbursed;

•	minor purchases of goods at discount rates which are also available to other employees;

•	contracts of employment with relatives of Directors on either full time, casual or work experience basis on normal commercial terms and conditions.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

35.	Earnings per Share

	Consolidated
$ in Millions	2003	2002	2001
Earnings reconciliation
Net profit/(loss)	52.5	(113.0)	(135.8)
Net profit/(loss) attributable to outside equity interests	2.6	2.8	3.6

Basic earnings	49.9	(115.8)	(139.4)
Diluted earnings	49.9	(115.8)	(139.4)

	Consolidated
	2003	2002	2001
Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share
Ordinary shares	187.1	186.9	194.0
Effect of executive share options on issue	0.6	0.7	1.2

Number for diluted earnings per share	187.7	187.6	195.2

Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

1,300,000 Executive Share Options issued during the year have not been included in the calculation of diluted EPS as they are not dilutive.

Conversion, Call, Subscription or issue after 30 June 2003

Refer to Note 5 for further information.

36.	Environmental Matters

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

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities

	Country of Incorporation	Beneficial Interest
		2003%	2002%	2001%
Particulars Relating to Controlled Entities
Ansell Limited	Australia
Ansell GmbH	*Germany	100	100	100
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100	100
Ativ Pac Pty. Ltd.	Australia	100	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100	100
Dexboy International Pty. Ltd.	Australia	100	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100	100
Duratray Pty. Ltd.	Australia	100	100	100
FGDP Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100	100
N Harvesters Pty. Ltd.	Australia	100	100	100
PSL Industries Pty. Ltd.	Australia	100	100	100
International Better Brands Pty Ltd	Australia	100	100	100
Licknib Pty. Ltd.	Australia	100	100	100
Nucleus Ltd.	Australia	100	100	100
Lifetec Project Pty. Ltd.	Australia	100	100	100
Medical TPLC Pty. Ltd.	Australia	100	100	100
N&T Pty. Ltd.	Australia	100	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100	100
THLD Ltd.	Australia	100	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100	100
TPLC Pty. Ltd.	Australia	100	100	100
Societe de Management Financier S.A.	*France	100	100	100
TPLC S.A.	*France	100	100	100
Olympic General Products Pty. Ltd.	Australia	100	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100	100
P.D. International Pty. Ltd.	Australia	100	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100	100
Ansell Canada Inc.	*Canada	100	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100	100
Ansell Italy Srl	* Italy	100	100	100
Ansell Kemwell Ltd.	*India	74.9	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100	100
Ansell S.A.	*France	100	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100	100
Ansell Healthcare Europe N.V. (formerly Ansell Protective Products Europe N.V.)	*Belgium	100	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100	—
PacDun (Singapore) Pte. Ltd.	*Singapore	100	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100	100
Ansell Brazil LTDA	*Brazil	100	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100	100

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest
		2003%	2002%	2001%
Particulars Relating to Controlled Entities
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100	100
Ansell Healthcare Products Inc.	*USA	100	100	100
Ansell Protective Products Inc.	*USA	100	100	100
Ansell Services Inc.	*USA	100	100	100
Pacific Chloride Inc.	*USA	100	100	100
Pacific Dunlop Holdings Inc.	*USA	100	100	100
Pacific Dunlop USA Inc.	*USA	100	100	100
TPLC Holdings Inc.	*USA	100	100	100
Accufix Research Institute Inc.	*USA	100	100	100
Cotac Corporation	*USA	100	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100	100
Ansell Glove Company Ltd.	*U.K.	100	100	100
Golden Needles Knitting & Glove Co. Ltd.	*U.K.	100	100	100
Ansell UK Limited	*U.K.	100	100	100
Mates Vending Ltd.	*U.K.	100	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100	100
JK Ansell Ltd.	*India	(a) 50	(a) 50	(a) 50
P.D. Holdings (Malaysia) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100	100
PDOCB Pty. Ltd.	Australia	100	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100	100
Suretex Ltd.	*Thailand	100	100	100
Latex Investments Ltd.	Mauritius	100	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100	100
PD Licensing Pty. Ltd.	Australia	100	100	100
PD Shared Services Pty. Ltd.	Australia	100	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100	—
Siteprints Pty. Ltd.	Australia	100	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100	100
The Distribution Group Pty. Ltd.	Australia	(b) 100	(b) 100	(b) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100	100
The Distribution Trust	Australia	100	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100	100
Xelo Pty. Ltd.	Australia	100	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100	100

Controlled Entities Sold in Year Ended 30 June 2003
Pacific Dunlop Holdings (N.Z.) Ltd.	*New Zealand	100	100	100

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

37.	Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest
		2003%	2002%	2001%

Controlled Entities in Voluntary Liquidation at 30 June 2003
BNG Sub Pty. Ltd.	Australia	100	100	100
F.J.’s Auto Plus Pty. Ltd.	Australia	100	100	100
Gardenland Frozen Food Pty. Ltd.	Australia	100	100	100
General Jones Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Investments Pty. Ltd.	Australia	100	100	100
Herbert Adams Holdings Pty. Ltd.	Australia	100	100	100
Jetbase Pty. Ltd.	Australia	100	100	100
Lifetec R&D Pty. Ltd.	Australia	100	100	100
Maspas Pty. Ltd.	Australia	100	100	100
Novare Partnership Pty. Ltd.	Australia	100	100	100
PA Furniture Pty. Ltd.	Australia	100	100	100
Pacific Distribution Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Belting Pty. Ltd.	Australia	100	100	100
Project (X92) Pty. Ltd.	Australia	100	100	100
Project Array Pty. Ltd.	Australia	100	100	100
Ocper Auto Parts Pty. Ltd.	Australia	100	100	100
Retsamttaw Ocla Pty. Ltd.	Australia	100	100	100
Robur Tea Company Pty. Ltd.	Australia	100	100	100
Slumberland (Australia) Pty. Ltd.	Australia	100	100	100
Softwood Towns Pty. Ltd.	Australia	100	100	100
Sport Australia (Export) Pty. Ltd.	Australia	100	100	100
Super Cycle Pty. Ltd.	Australia	100	100	100
TPLC Ltd.	*UK	100	100	100
TPLC Medizinprodukte GmbH.	*Germany	100	100	100
Xdds Pty. Ltd.	Australia	100	100	100
Kcilc Pty. Ltd.	Australia	100	100	100

Controlled Entities Voluntarily Liquidated During the Year
Pacific Dunlop (U.K.) Ltd.	*UK	100	100	100

*	Controlled Entities incorporated outside Australia carry on business in those countries.

(a)	Ansell Healthcare has day-to-day management control of this entity.

(b)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

38.	Investments in Associates

	Consolidated
$ in Millions	2003	2002	2001
Results of associates
Share of associates’ profit from ordinary activities before income tax	0.4	2.7	5.0
Share of associates’ income tax expense relating to profit from ordinary activities	(0.1)	(0.8)	(1.7)

Share of associates’ net profit - as disclosed by associates	0.3	1.9	3.3
Share of post acquisition retained profits and reserves attributable to associates retained profits
Share of associates’ retained profits at the beginning of the financial year	(0.1)	8.5	6.2
Share of associates’ net profit	0.3	1.9	3.3
Dividends from associates	(2.6)	(1.3)	(1.0)
Retained profits of Associates disposed of during the financial year and entity no longer equity accounted	2.4	(9.2)	—

Share of associates’ retained profits at the end of the financial year	—	(0.1)	8.5

Asset revaluation reserve
Share of associates’ asset revaluation reserve at the beginning of the financial year	—	0.9	0.9
Share of asset revaluation reserve of entity no longer equity accounted	—	(0.9)	—

Share of associates’ asset revaluation reserve at the end of the financial year	—	—	0.9

Foreign currency translation reserve
Share of associates’ foreign currency translation reserve at the beginning of the financial year	—	2.3	2.1
Share of foreign currency translation reserve of entity no longer equity accounted	—	(2.3)	—
Share of exchange fluctuations on assets and liabilities held in foreign currencies	—	—	0.2

Share of associates’ foreign currency translation reserve at the end of the financial year	—	—	2.3

Movements in carrying value of investments
Carrying amount of investments in associates at the beginning of the financial year	13.3	33.3	19.0
Share of associates’ net profit	0.3	1.9	3.3
Dividends received from associates	(2.6)	(1.3)	(1.0)

	11.0	33.9	21.3

Share of movement in associates’ foreign currency translation reserve	—	—	0.2
Add carrying value of investment in associate acquired during the year	—	—	11.8
Less carrying value of investment in associate disposed of during the financial year	(11.0)	(0.8)	—
Less write-down and carrying value of investment no longer equity accounted	—	(19.8)	—

Carrying amount of investment in associates at the end of the financial year	—	13.3	33.3

Commitments
Share of associates’ capital expenditure commitments contracted but not provided for and payable:
Within one year	—	—	1.8

	—	—	1.8

Share of associates’ operating lease commitments payable:
Within one year	—	0.1	5.3
One year or later and no later than five years	—	0.1	8.8
Later than five years	—	—	0.5

	—	0.2	14.6

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

38.	Investments in Associates (continued)

Details of investments in associates are as follows :

			Consolidated Ownership Interest			Consolidated Investment Carrying Amount
Name	Principal Activities	Balance Date	2003%	2002%	2001%	2003 $m	2002 $m	2001 $m
South Pacific Tyres N.Z. Ltd.(1)	Manufacturing	30 June	50	50	50	—	—	18.7
Pacific Marine Batteries Pty. Ltd.	Manufacturing	30 June	—	50	50	—	2.7	2.0
BT Equipment Pty. Ltd.	Manufacturing	30 June	—	45	45	—	10.6	11.8
Car Parts Distribution Pty. Ltd.	Manufacturing	30 June	—	—	50	—	—	0.8

						—	13.3	33.3

Dividends received from associates for the year ended 30 June 2003 by the Company amounted to $2.6 million (2002 - $1.3 million; 2001 - $1.0 million).

(1)	Effective 1 July 2001, Ansell Limited discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd.

Summary of performance and financial position of associates

	Consolidated
$ in Millions	2003	2002	2001
The consolidated entity’s share of aggregate assets, liabilities and profits of associates are as follows:
Net profit - as reported by associates	0.3	1.9	3.3
Current assets	—	24.0	61.6
Non-current assets	—	4.7	22.8

Total assets	—	28.7	84.4

Current liabilities	—	15.2	42.3
Non-current liabilities	—	0.2	10.8

Total liabilities	—	15.4	53.1

Net assets - as reported by associates	—	13.3	31.3

Adjustments arising from equity accounting
Preference Share adjustment	—	—	2.0

Net assets - equity adjusted	—	13.3	33.3

39.	Event after Balance Date

Since the end of the financial year, Simplot Australia Pty. Ltd. (‘Simplot’), the Company and other Group Companies have entered into an agreement to settle the claims previously instituted by Simplot in the Supreme Court of Victoria that were outstanding during, and at the end of, the financial year.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP

Australian generally accepted accounting principles (AGAAP) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders’ equity as at 30 June 2003, 2002, and 2001 and operating profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the three year period ended 30 June 2003, to the extent quantified below. A description of the material differences between AGAAP, as followed by Ansell Limited, and US GAAP are as follows:

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

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The SFAS superseded SFAS No. 121 and was adopted by the Group effective 1 July 2002. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

On adoption of SFAS No. 121 for the Group’s 1997 fiscal year end, an adjustment of $11.5 million was made at 30 June 1998 (following an assessment of the fair values of properties at 31 December 1997) to reflect the total amount by which certain properties were written down below their depreciated historical cost. Subsequent to 30 June 1998, properties have been sold which had previously been revalued below depreciated historical cost by $7.4 million. Therefore, the adjustment has been reduced to Nil as at 30 June 2003 ($4.1 million as at 30 June 2002 and $8.0 million as at 30 June 2001). This treatment is in accordance with SFAS No. 144.

(b) Minority Interests

Minority interests are included as part of total Shareholders Equity under AGAAP. The reconciliation to US GAAP in Note 41 has excluded these from Shareholders’ Equity consistent with US GAAP treatment.

(c) Provisions

The term “provisions” is used in AGAAP to designate accrued expenses with no definitive payment date. Classification between current and non-current is generally based on management assessments, as subject to audit.

In prior periods under AGAAP, dividends declared by the Company were provided for in the financial statements at year end if the declaration date was prior to the financial statements being signed. For US GAAP these amounts provided were added back to shareholders’ equity where declaration had not occurred within the financial year. During the current fiscal year the Group adopted the Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” effective 1 July 2002 which brought the treatment of providing for dividends into line with US GAAP.

Included within the result for AGAAP are amounts charged to income in respect of future costs associated with rationalisation and restructuring within existing business segments (provision for rationalisation and restructuring costs). Any plans to reorganise or exit a business are approved by the Board of Directors. Once committed to, accruals are made for the estimated costs associated with the reorganisation or exit. The US GAAP criteria for accruing costs associated with business restructure are fundamentally consistent with those of AGAAP under AASB 1044 but do contain certain very specific qualifying criteria. Where these criteria are not satisfied an adjustment to earnings is included in the reconciliation to US GAAP.

At 30 June 2003 the provision for rationalisation and restructuring includes $6.5 million in relation to the Healthcare restructuring plan instrumented during fiscal 2002. These amounts are expected to be fully expended during fiscal 2004. Additionally, $6.7 million of provision remains in respect of businesses sold between 1996 and 2002. These amounts have been set aside in order to meet minor claims and costs associated with these sold businesses.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

(d) Employee Loans, Executive Share Plan and Options

The Company has adopted, for financial years ending after 30 June 1997, the provision of SFAS No. 123 to determine compensation cost in respect of options and in respect of the Performance Share Rights (PSR’s) issued in 2003. No options have actually been exercised.

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

Loans granted to employees in respect of the Employee Plan are classified as a reduction of Shareholder’s Equity for US GAAP purposes. Such loans are classified as an asset for A GAAP.

(e) Earnings Per Share

Under Australian GAAP earnings per share is calculated by dividing operating profit after tax, minority shareholders interest and any preference dividend by the weighted average number of shares on issue for the year. Methods of computing Earnings per Share in accordance with US GAAP are documented in SFAS No. 128. Earnings per Share computations recognise the effect of all bonus issues (stock splits) and bonus elements of rights issues made up to 30 June 2003, and also give effect to the stock consolidation (reverse split) approved by shareholders in April 2002.

(f) Pension Plans

The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. Of the pension plans within the Group, only four plans, one in Australia and three in the US have been considered material for the year ended 30 June 2003. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the above funds and the material fund aspects are as detailed in Note 24. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

Limited disclosure in respect of pension plans is presently required by AGAAP. Under AGAAP the contributions to the various pension plans are recorded as an expense in the income statement. The disclosure requirements of Statement of Financial Accounting Standards No. 87 and No. 132 (SFAS No. 87, SFAS No. 132) have been included in these financial statements. The Group reports pension plans aggregated where allowed by SFAS No. 87. Additionally, an adjustment is made to recognise the measurement principles of SFAS No. 87 and related standards in determining net income and shareholders’ equity under US GAAP.

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

(h) Income Taxes

Under AGAAP, future income tax benefits attributable to temporary differences are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Under US GAAP, all deferred tax assets are recognised, net of a valuation allowance, to the extent the likelihood of realising the tax benefit is more likely than not. Although the US GAAP standard provides for a lower threshold than AGAAP, based on the level of historical taxable income and projections for future taxable income over the periods in which the carry forward tax losses and deductible temporary differences will reverse, the only additional deferred tax asset that has been recognised under US GAAP is that provided in prior years on the hedging adjustment in the AGAAP to US GAAP reconciliation.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

(h) Income Taxes (continued)

At 30 June 2003 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have been brought to account are as follows - in respect of financial years ending on 30 June;

Year	A$ million
2007	0.3
2008	3.0
2010	3.8
No expiry date	10.4

All deferred tax balances at 30 June 2003 relate to entities operating in foreign tax jurisdictions.

At 30 June 2003 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have not been brought to account are as follows - in respect of financial years ending on 30 June;

Revenue Losses		Capital Losses
Year	A$ million	Year	A$ million
2005	139.1	2005
2006	67.6	2006	488.6
2007	55.5	2007	10.4
2008	3.2	2008
2009	0.2	2009
2010	1.5	2010
2011	111.5	2011
2012	71.5	2012
2019	27.6	2019
2022	10.0	2022
No expiry date	697.9	No expiry date	312.0

The reduction in the unrecognised capital tax losses during the year of $63.4 million was due to the partial recoupment of such losses during the year and the impact of the stronger A$ on the conversion of US capital losses. Gross revenue losses not recognised fell by $13.2 million with additional revenue losses being recorded in Australia offset by the impact on the conversion to A$ of US revenue losses.

During the year ended 30 June 2003 a pretax loss of $28.4 million was made in Australia (2001/2002 a pretax loss of $22.3 million.)

The Company elected to enter the tax consolidation regime in Australia effective 1 July 2002. There was no impact on the Financial Statements of the Company or the Group as a result of this election.

Notwithstanding the level of accumulated losses in certain jurisdictions, the Group has unremitted profits arising from operating activities which are held in foreign tax jurisdictions. In the event that all of these profits do not remain permanently reinvested in those jurisdictions and are distributed by way of dividend, additional taxes amounting to approximately $12 million may become payable.

(i) Accounting for Goodwill

Shares in controlled entities are valued on acquisition at the holding company’s cost. Any difference between the fair value of net assets and cost is recognised as an asset. Under AGAAP, goodwill is amortised on a straight line basis over varying periods not exceeding 20 years. Although the benefits from the goodwill acquired may exceed 20 years the goodwill is written off over periods not exceeding 20 years to comply with AGAAP.

In 1989 and prior years, for AGAAP, goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2002 which is consistent with AGAAP. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortised, but instead tested for impairment at least annually. This requirement creates a difference between AGAAP and US GAAP. SFAS No. 142 also requires recognised intangible assets to be amortised over

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 142 also permits indefinite useful lives to be assigned to recognised intangibles. Any recognised intangible assets determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

The Group adopted SFAS No. 141 and SFAS No. 142 effective 1 July 2002 at which time the value of goodwill and brand names capitalised under US GAAP was reviewed. This review resulted in a write down of the value of goodwill of $5.0 million. This write down related to goodwill capitalised under US GAAP that had previously been written off under AGAAP. In accordance with the provisions of SFAS No. 142 this write down was taken against opening retained earnings and has not been charged to US GAAP income for the period.

The carrying value of goodwill is reviewed semi-annually and any material diminution in value is charged to the Profit and Loss Statement for US GAAP purposes.

For US GAAP purposes no goodwill amortisation has been charged against income for the current period. In prior years the Group adopted the method of straight-line amortisation over 40 years for US GAAP where the useful life was considered to exceed 20 years. Goodwill amortisation under AGAAP in 2003 has also been added back to income in the Profit and Loss Statement for US GAAP purposes.

Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale.

(j) Brand names

Brand names acquired since 1 July 1990, are recorded in the accounts at cost based on independent valuation. No amortisation has been charged on these assets under Australian GAAP as no event has occurred to cause a reduction in the values or limit their useful lives.

For US GAAP purposes and for purposes of this reconciliation, brand names were, effective 1 July 1994 amortised over a period of 40 years using the straight line method. Upon the adoption of SFAS No. 142 effective 1 July 2002, such amortisation ceased for US GAAP purposes as indefinite useful lives have been assigned to brand names. No adjustment to retained earnings was required in respect of brand names on the adoption of SFAS No. 142. The carrying value of brand names is reviewed semi annually and any material diminution in value is charged to the Statement of Financial Performance for AGAAP and US GAAP purposes.

Brand names attributable to sold businesses are brought to account in determining the gain or loss on sale.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

(k) Hedging of Anticipated Transactions

Included within Note 27 to the Financial Statements is detail of amounts deferred related to hedging of anticipated exposures. For US GAAP purposes certain of these transactions (primarily related to forward exchange contracts) do not qualify as hedges as they relate to anticipated transactions. These amounts are adjusted in determining US GAAP income. The amount adjusted, by increasing US GAAP net income by $2.4 million (2002 - $1.3 million decrease; 2001 - $1.1 million decrease), is in respect of forward contracts hedging future foreign currency sales of product. The contracts are related to budgeted sales and are not in relation to firm commitments.

(l) Discontinued Operation

Under AGAAP a business or segment is included as discontinued upon completion of the transaction, whereas under US GAAP presentation as discontinued is determined in accordance with SFAS No. 144 which basically requires presentation as discontinued at the measurement date, which will generally pre-date completion.

Sales revenue under US GAAP as disclosed in Note 41 to the Financial Statements represents the sales revenue for the periods shown of the continuing Ansell Healthcare operations.

Certain retained liabilities relating to Accufix Pacing Lead related expenses are reported in Note 20 to the Financial Statements as a current provision of $14.5 million. As set out in Note 26 to the Financial Statements the expected outcome of the material litigation actions outstanding in respect of the Medical Products Group have been provided for.

Certain deferred tax assets previously reported in respect of the results of the Medical Products Group were written off in 1996, and income tax benefits attributable to the losses from operations and loss from sale have not been brought to account as recovery is not, at this time, considered to be more likely than not.

(m) Derivative Instruments and Hedging Activities

The FASB issued, then subsequently amended, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which became effective for Ansell Limited on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the balance sheet at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognised in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in operating earnings as it occurs.

The nature of Ansell Limited’s business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, currency exchange rates, and commodity prices. Ansell Limited uses derivative financial instruments to mitigate or eliminate certain of those risks. All derivatives are recognised on the balance sheet at their fair value. On the date the derivative is entered into, Ansell Limited designates the derivative as either a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge) or of the variability of cash flows to be paid or received related to a recognised asset, liability or forecasted transaction (cash flow hedge).

Hedges of future cash flows

The ineffective portion of the changes in cash flow values of hedge positions reported in the current period amounts to nil (2002 - nil; 2001 - loss of $0.3 million before income taxes). There is no portion of any derivative instruments excluded from the assessment of hedge effectiveness.

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges and will be released to earnings as the hedged items mature. During the period, no amount was reclassified from OCI and realised in earnings due to the discontinuation of cash flow hedges. During the next 12 month period ending 30 June 2004, a loss of $4.4 million will be reclassified to earnings as a result of hedged items maturing.

At 30 June 2003, the maximum term of derivative instruments that hedge forecasted transactions was 37 months.

Hedges of recognised assets, liabilities and firm commitments

All fair value hedges have been assessed for their effectiveness in accordance with SFAS No. 133 guidelines. A gain of $1.3 million (2002 - gain of $1.8 million: 2001 - loss of $2.7 million), before income taxes, which was recognised in other expenses related to the change in value of fair value hedges and its associated hedged item.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

$ millions
Opening balance of accumulated net loss on cash flow hedges	(13.7)
Net gain / (loss) on cash flow hedges	1.1
Add reclassification adjustments to earnings	—

Closing balance of accumulated net loss on cash flow hedges	(12.6)

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

(n) Investments

For AGAAP purposes investments held in publicly listed companies at 30 June 2003 have been marked to market and the charge included in AGAAP profit for the year. This complies with SFAS No 115 “Accounting for Certain Investments in Debt and Equity Securities” as the decline in fair value is determined to be other than temporary.

Accounting for the Investment in South Pacific Tyres (SPT)

The accounting for the investment in SPT is detailed in Note 1 to the Financial Statements.

For US GAAP purposes the existing provisions contained within the amended partnership agreement - notwithstanding the substance of the revised arrangements and actual process in respect of the operational control of SPT, which has ultimately determined the AGAAP treatment - continue to provide the company with the legal ability to significantly influence the partnership.

Accordingly, equity accounting continues to be applied for the purpose of reporting in accordance with the requirements under US GAAP.

(o) Revenue Recognition

Under AGAAP, interest revenue and proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the basis of the assets sold is included in expenses. Under US GAAP, interest revenue is classified as other income and the difference between the sale proceeds and the basis of the assets sold would be presented as a gain or loss and included in the determination of operating income.

(p) Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which was adopted by the Group effective 1 July 2002. The Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The adoption of SFAS No. 143 resulted in the recognition of a net retirement obligation of $0.3 million as at 1 July 2002. In accordance with the provisions of SFAS No. 143 this net retirement obligation was taken against opening retained earnings and has not been charged to US GAAP income for the period. A charge of $0.1 million was made against US GAAP income for the current period as a result of complying with SFAS No. 143.

(q) Recent Changes in US GAAP

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination or (2) disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The Group adopted SFAS No. 146 during the year. The adoption of this standard had no impact on the financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosure requirements of guarantees, as well as requiring the recording of certain guarantees issued or modified after 31 December, 2002. We do not believe that the adoption of FIN 45 requires any material change in our required guarantee disclosures. The Group has not entered into any recordable guarantees since 31 December, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 provides companies with alternative methods of transition to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation and requires disclosure about those effects in future interim financial information. As the Group had previously been applying the fair value based method of accounting for stock-based employee compensation, the adoption of SFAS No. 148 during the year had no additional impact on the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities” . The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation partnership, trust or any other legal structure used to conduct activities or hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity’s activities, (ii) the obligation to absorb the losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

40.	Major differences between Australian GAAP and US GAAP (continued)

(q) Recent Changes in US GAAP (continued)

FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after 15 June 2003 to entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. The Group is currently reviewing FIN 46 to determine what impact, if any, that its implementation will have on its financial statements, however, the Group does not expect the adoption of FIN 46 will have a material effect on its financial position or results from operation.

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on “Derivative Instruments and Hedging Activities”. This statement amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 establishes standards on the classification and measurement of financial instruments. The application date of SFAS No. 149 and SFAS No. 150 for the Group is 1 July 2003. We are in the process of assessing the effect of these standards and do not expect their implementation to have a material effect on our financial condition or results of operation.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP)

		Consolidated
	$ in millions	2003		2002	2001
	Profit and Loss Statement (for years ended 30th June)
	Net profit/(loss) of the consolidated entity per Australian GAAP	52.5		(113.0)	(135.8)
	Less interest of outside equity holders	2.6		2.8	3.6

	Net loss attributable to members	49.9		(115.8)	(139.4)
	Adjustments required to accord with US GAAP:
	add/(deduct);	6.0		(67.8)	(55.6)

	Profit/(Loss) according to U.S. GAAP	55.9		(183.6)	(195.0)

	Weighted average number of shares per basic EPS calculations (millions)	187.1		186.9	194.0
	Weighted average number of Executive shares (millions)	0.3		0.6	0.5

	Weighted average number of shares per diluted EPS calculations (millions)	187.4		187.5	194.5
	Continuing Operations
	Income/(loss) from continuing operations
	Before income tax	112.6		(48.2)	(75.8)
	Income tax expense	(26.8)		(26.9)	(147.2)
	Discontinued Operations
	Income/(loss) from discontinued operations
	Before income tax (1)	(29.9)		(89.0)	63.1
	Income tax expense	—		(19.5)	(35.1)

	Net profit/(loss) per US GAAP	55.9		(183.6)	(195.0)

	Earnings per share - basic and diluted (Australian Cents)
Continuing operations	- basic	46	¢	(40)¢	(115)¢
	- diluted	46	¢	(40)¢	(115)¢
Discontinued operations	- basic	(16	)¢	(58)¢	14 ¢
	- diluted	(16	)¢	(58)¢	14 ¢
	Condensed US GAAP Consolidated Statement of Income Data excluding Discontinued Operations
	Revenues	1,293.6		1,414.2	1,472.8
	Total costs and expenses	1,154.5		1,407.7	1,449.2
	Interest expense	26.5		54.7	99.4
	Tax expense	26.8		26.9	147.2

	Profit/(Loss) from continuing operations	85.8		(75.1)	(223.0)

	(1) Includes net gain/(loss) on disposal/liquidation of businesses and controlled entities	(7.0)		25.7	155.2

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

	Consolidated
$ in Millions	2003	2002	2001
Reconciliation of Net Cash Provided by Operating Activities per Australian GAAP financial statements to Profit after Tax Under US GAAP
Net Cash Provided by Operating Activities	161.6	113.1	226.6
Write-down of non-current assets	(6.1)	(144.5)	—
Depreciation	(29.4)	(50.1)	(89.9)
Amortisation	(2.5)	(24.3)	(40.1)
Provision for doubtful debts	2.5	2.9	(7.9)
Write down of FITB	—	(15.2)	(158.5)
Repco goodwill and brandnames written off	—	—	(97.7)
Share of net (loss)/gain of associate and joint venture entities	(16.8)	(60.1)	(44.3)
Items classified as financing activities:
Interest received	8.0	15.5	44.9
Interest paid	(37.8)	(70.2)	(144.3)
Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Decrease)/Increase in trade debtors	(34.5)	0.3	176.5
(Decrease)/Increase in inventories	(47.2)	(39.4)	13.8
(Decrease)/Increase in prepaid expenses	(4.9)	2.4	(19.2)
(Decrease)/Increase in deferred expenditure	—	(4.3)	4.2
(Increase)/Decrease in creditors and bills payable	36.5	(78.3)	(52.2)
Decrease in lease liabilities, provisions and other liabilities	37.4	187.9	98.3
(Increase)/Decrease in provision for deferred income tax	2.9	(2.3)	(1.0)
Increase/(Decrease) in future income tax benefit	(17.7)	(24.7)	6.0
(Increase)/Decrease in provision for income tax	(1.2)	8.5	(1.2)
(Decrease)/Increase in GNB net operating assets held for sale	—	—	(182.3)
(Loss)/Gain on sale of investments, properties, plant and equipment	5.6	(5.6)	(4.6)
Gain/(loss) on sale/liquidation of subsidiaries and businesses	(7.0)	27.2	154.7
Outside equity interest in loss/(profit) for the year	(2.6)	(2.8)	(3.6)
Goodwill written-off	—	—	(35.3)
Other	9.1	(19.6)	(37.9)

Profit/(Loss) after tax	55.9	(183.6)	(195.0)

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

	Consolidated
$ in Millions	Note		2003	2002	2001
Adjustments to reflect U.S. GAAP
Add/(Deduct): Amortisation of goodwill for AGAAP purposes only	40	(i)	25.3	—	—
Reduced goodwill amortisation charge as a result of differences in useful lives	40	(i)	—	12.7	18.5
Amortisation of goodwill capitalised for US GAAP purposes only	40	(i)	—	(2.4)	(3.7)
Amortisation of brand names capitalised	40	(j)	—	(4.5)	(5.3)
Amortisation of compensation component of executive share plan and options	40	(d)	(0.7)	1.9	—
Amortisation of asset retirement obligation	40	(p)	(0.1)	—	—
Pension Plans (1)	40	(f)	1.9	5.4	(12.3)
Income tax (expense)/benefit			(0.6)	(1.9)	4.3
Depreciation of asset increment included in depreciation charge	40	(a)	—	0.2	0.3
Net realisation of asset revaluation reserve and related depreciation adjustment on sale/liquidation of controlled entities, businesses and assets	40	(a)	(7.0)	20.5	—
Net hedge (losses)/gains (brought to account)/ deferred for AGAAP	40	(k)	2.4	(1.9)	(1.7)
Income tax benefit/(expense)			(0.7)	0.6	0.6
Rationalisation and restructuring provision	40	(c)	—	(30.0)	(17.8)
Income tax benefit			—	8.1	6.0
Goodwill capitalised for US GAAP purposes written off on sale of controlled entities and businesses	40	(i)	—	(34.5)	(41.7)
Write back of US GAAP amortisation of brandnames on sale of controlled entities and businesses	40	(j)	—	15.5	6.4
Net change in fair value hedges, hedged items and cash flow hedges	40	(m)	1.3	2.6	(4.9)
Income tax (expense)/benefit			(0.4)	(0.8)	1.7
Equity accounted loss of South Pacific Tyres	40	(n)	(17.1)	(62.0)	—
Income tax benefit			5.1	14.6	—
Valuation adjustment for above income tax (benefit)/expense amounts			(3.4)	(11.9)	(6.0)

			6.0	(67.8)	(55.6)

Shareholders’ Equity of the Group
As at 30th June			844.5	876.0	1,066.2
Deduct: Outside equity interests	40	(b)	(10.8)	(13.7)	(19.8)

Shareholders’ equity attributable to Ansell Limited			833.7	862.3	1,046.4

Adjustments required to accord with U.S. GAAP:
Add / (Deduct): Goodwill not capitalised for Australian GAAP - net of amortisation and amortisation adjustments on Australian GAAP goodwill	40	(i)	148.6	123.7	155.6
Amortisation of brand names - cumulative	40	(j)	(22.2)	(26.1)	(40.1)
Amortisation of asset retirement obligations	40	(p)	(0.4)	—	—
Pension Plans	40	(f)	8.1	6.2	0.8
Hedging adjustments - after tax	40	(k)	2.1	(0.3)	1.0
Reserves attributable to Asset Revaluation	40	(a)	(1.5)	(20.2)	(29.3)
Rationalisation and Restructuring provisions	40	(c)	—	—	21.9
Depreciation charged on Revaluation increments	40	(a)	0.1	12.6	12.4
Loans outstanding under ownership based remuneration scheme	40	(d)	(1.2)	(4.3)	(8.6)
Net change in fair value hedges, hedged items and cash flow hedges	40	(m)	(1.0)	(2.3)	(4.9)
Net gains/(losses) on cash flow hedges residing in Comprehensive Income	40	(m)	(12.6)	(13.7)	(1.6)
Gain on equity securities residing in Comprehensive Income	40	(n)	—	1.0	—
Equity accounted loss of South Pacific Tyres	40	(n)	(79.1)	(62.0)	—

Total Adjustments			40.9	14.6	107.2

Ansell Limited Shareholders’ Equity according to U.S. GAAP (including Comprehensive Income)			874.6	876.9	1,153.6

Note: All US GAAP adjustments are in respect of 100% owned operations
Statement of Comprehensive Income:
Net profit/(loss) per U.S. GAAP			55.9	(183.6)	(195.0)
Foreign Currency Translation Reserve:
Movement per A GAAP			(71.3)	(69.6)	(73.0)
Movement per U.S. GAAP			8.1	(4.5)	5.2
Net gain/(loss) on cash flow hedges			1.1	(12.1)	(1.6)
Gain/(loss) on equity securities			(1.0)	1.0	—

Comprehensive Income			(7.2)	(268.8)	(264.4)

(1)	Pension Plans - includes curtailment gains of $6.1 million and $3.3 million for 2002 and 2001 respectively, resulting from the sale of businesses.

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

	2003		2002
$ in Millions	Major Australian Funds	Major US Funds	Major Australian Funds	Major US Funds
Pension Plan data supporting Note 40 (f)
Plan’s funded status at 30 June is summarised as follows:
Actuarial present value of accumulated obligations:
- Vested	184.0	57.6	222.5	65.3
- Non-vested	0.7	1.3	0.8	1.6
Total accumulated benefit obligation	184.7	58.9	223.3	66.9
Projected benefit obligation	186.2	59.8	225.1	67.9
Plan assets at fair value	200.9	36.1	237.6	54.5
Excess of assets over benefit obligations	14.7	(23.7)	12.5	(13.4)
Unrecognised net (gain)	(4.7)	24.2	(4.1)	11.1
Unrecognised prior service costs	—	(1.4)	—	(1.8)
Unrecognised net transition obligation/(asset) and other deferrals	(1.0)	—	(2.3)	—
Net Pension (Liability)/Asset	9.0	(0.9)	6.1	(4.1)
NET PENSION COST
Defined Benefit Plans:
- Service cost-benefits earned during the year	15.8	3.1	22.8	4.4
- Interest cost on projected benefit obligation	11.4	4.2	26.0	5.1
- Expected return on plan assets	(15.6)	(4.7)	(35.4)	(5.5)
- Net amortisation and settlement and curtailment (gain)/loss	(1.1)	0.8	(2.2)	0.1
Net Pension Cost of Defined Benefit Plans	10.5	3.4	11.2	4.1
ASSUMPTIONS
Weighted average discount rate	5.0%	5.8%	6.0%	7.3%
Rate of increase in compensation level	3.5%	4.3%	3.5%	5.0%
Expected long term rate of return	7.0%	8.0%	7.0%	9.0%
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year	225.1	67.9	464.1	74.9
Service cost	15.8	3.1	22.8	4.4
Interest cost	11.4	4.2	26.0	5.1
Transfers from/(to) other funds	1.2	—	4.2	—
Member contributions	2.2	—	5.4	—
Actuarial (gain)/loss	(22.4)	6.3	(27.8)	2.7
Plan Amendments	—	—	—	—
Benefits paid	(44.1)	(11.5)	(266.4)	(11.3)
Expenses and tax paid	(3.0)	—	(3.2)	—
Foreign currency exchange rate changes	—	(10.2)	—	(7.9)
Projected Benefit Obligation at end of year	186.2	59.8	225.1	67.9
CHANGE IN PLAN ASSETS
Market value of assets at beginning of year	237.6	54.5	506.0	65.4
Adjustment to fair value at beginning of the year	—	—	(10.6)	—
Member/Employer Contributions	14.8	6.5	15.8	5.9
Transfers from other funds	1.2	—	4.3	—
Benefits paid	(44.1)	(11.5)	(266.4)	(11.3)
Expenses and tax paid	(3.0)	—	(3.2)	—
Actual return on plan assets	(5.6)	(5.2)	(8.3)	1.4
Foreign currency exchange rate changes	—	(8.2)	—	(6.9)
Market value of assets at end of year	200.9	36.1	237.6	54.5

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

Information for United States Investors

	Consolidated
$ in Millions	2003	2002	2001
Proceeds Received from the sale of businesses per Note 3
- Pacific Automotive business	—	238.7	—
- Pacific Brands business	—	701.0	—
- GNB Battery business	—	—	692.0
- Electrical Distribution business	—	—	341.6
- Other minor businesses	—	—	16.3

	—	939.7	1,049.9

Material Write-down of assets
- Ambri Investment
The Group’s investment in Ambri Ltd has been written down to market value as at 30 June 2003 in accordance with SFAS No. 115.	(6.1)	—	—
- Exide Receivable/Investment (i)	—	(99.9)	—

As a result of Exide Inc filing for chapter 11 bankruptcy protection and subsequent demise of Exide Inc’s share price the company fully wrote off its investment in and all amounts receivable from Exide Inc.

- Ansell Healthcare fixed assets (ii)	—	(63.1)	—

Following the announcement to close Ansell Healthcare’s manufacturing facility in Troy, Alabama the company wrote down the value of plant and equipment at the site to estimated recoverable value. In addition, certain other values attributed to land and buildings within the USA were written down to independently appraised values.

- Other (iii)	—	(13.5)	—
Represents the write-down of various assets to recoverable amount as determined by the company.
- Automotive Distribution business	—	—	(97.7)
Following the announcement to sell the Automotive Distribution business the assets were written down to the estimated sales proceeds.

(i) Included within Income/Loss from discontinued operations
(ii) Included within Income/(Loss) from continuing operations
(iii) Of this amount $3.6 million is included within Income/(Loss) from continuing operations and $9.9 million included within Income/Loss from discontinued operations.

US GAAP Equity Roll-forward

Opening Balance US GAAP equity	876.9	1,153.6	1,655.8
US GAAP Profit/(Loss)	61.3	(183.6)	(195.0)
Write-down of US GAAP goodwill on adoption of SFAS No. 142	(5.0)	—	—
Creation of asset retirement obligation on adoption of SFAS No. 143	(0.3)	—	—
Proceeds from issue of shares	1.0	1.2	2.5
Dividends	—	—	(77.6)
Share buy back	(8.2)	—	(165.4)
Movement in AGAAP FCTR	(71.3)	(69.6)	(73.0)
Net gain/(loss) on cash flow hedges in OCI	1.1	(12.1)	(1.6)
Movements in Loans outstanding under Employee Share Plan	3.1	4.3	1.3
Other (including FX on US GAAP adjustments)	16.0	(16.9)	6.6

Closing balance US GAAP equity	874.6	876.9	1,153.6

PART III

Items 17 & 18 : Financial Statements

Notes to the Financial Statements

41.	Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

Information for United States Investors (continued)

	Consolidated
$ in Millions	2003	2002	2001
Goodwill:
AGAAP goodwill - written down value 30 June	203.3	260.7	339.1
Add: Amortisation for AGAAP only	25.3	—	—
Add: Net Goodwill recognised for US GAAP only	33.3	38.3	75.2
Add: Adjustment for different amortisation basis on AGAAP goodwill	90.0	85.4	80.4

US GAAP goodwill - written down value 30 June	351.9	384.4	494.7

US GAAP Goodwill Comprises:
Gross Goodwill	448.6	516.7	666.2
Accumulated Amortisation	(96.7)	(132.3)	(171.5)

Written down value	351.9	384.4	494.7

Brand names
AGAAP brand names - 30 June	121.2	142.5	217.7
(Deduct): US GAAP amortisation	(22.2)	(26.1)	(40.1)

US GAAP Brand names - 30 June	99.0	116.4	177.6

Property, plant & equipment
Property, plant & equipment at cost and valuation (net of accumulated depreciation)	262.9	332.5	669.9
(Deduct): Asset revaluation reserves applicable	(3.9)	(20.2)	(29.3)
Add: Adjustment to add back depreciation charged on the revaluation increments (cumulative)	12.7	12.6	12.4

Property, plant & equipment at cost (net of accumulated depreciation)	271.7	324.9	653.0

Analysis of long-lived assets by Country
- Australia	62.8	72.5	385.7
- USA	338.1	430.4	672.8
- Malaysia	83.2	98.6	117.2
- Thailand	61.9	80.2	89.1
- Sri Lanka	49.3	61.0	71.4
- Other Countries	54.6	85.2	116.8

	649.9	827.9	1,453.0

Asset Retirement Obligations
Asset retirement obligations relate to future legal obligations to restore certain leased facilities to their original conditions as at the commencement of the lease.
Asset retirement obligation
Initial balance on adoption of SFAS No. 143	0.7	—	—
Liabilities incurred in current period	0.1	—	—

Balance at end of period	0.8	—	—

Executive Share Option Data Supporting Note 40(d) and Note 25

SFAS 123 “Accounting for Stock Based Compensation” encourages the adoption of a fair value based method of determining compensation costs. For US GAAP purposes, the company has adopted the fair value provision of SFAS 123.

The compensation fair value of all options which are outstanding has been calculated at $ 1.0 million.

PART III

Directors’ Declaration

In the opinion of the directors of Ansell Limited:

(a)	the financial statements and notes, set out on pages 74 to 128 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

/s/ EDWARD D. TWEDDELL	/s/ HARRY BOON

Edward D Tweddell Director	Harry Boon Director

Dated in Melbourne this 1st day of September 2003

PART III

Independent Audit Report

The Board of Directors and Shareholders

Ansell Limited:

We have audited the accompanying consolidated statements of financial position of Ansell Limited and its controlled entities (Ansell Limited) as of June 30, 2003 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2003 as set out on pages 74 to 128. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansell Limited as of June 30, 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as it relates to Ansell Limited is presented in Note 40 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the years in the three-year period ended June 30, 2003 and shareholders’ equity as of June 30, 2003, 2002 and 2001, to the extent summarized in Note 41 to the consolidated financial statements.

/s/ KPMG

Dated in Melbourne, Australia this 1st day of September, 2003

PART III

Item 19 : Exhibits

See Exhibit Index

PART III

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ansell Limited Registrant

/s/ RUSTOM JILLA

Rustom Jilla Chief Financial Officer

Dated: December 23, 2003

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

Statements filed in accordance with Rule 309 and Item 17.

DIRECTORS REPORT

The directors of South Pacific Tyres (a partnership between Pacific Dunlop Tyres Pty. Ltd. and Goodyear Tyres Pty. Ltd.) present their report together with the financial report of South Pacific Tyres (“the partnership”) and the consolidated financial report of the consolidated entity, being the partnership and its controlled entities, for the year ended 30th June 2003 and the auditor’s report thereon.

(a)	The names of the directors, appointed pursuant to the Partnership Agreement dated 30th March 1987, at any time during or since the end of the financial year are:

Names	Experience, Special Responsibilities
Mr. Samir G. Gibara	Chairman & Chief Executive Officer of The Goodyear
Masters -	Tire & Rubber Company.
International Bus & Finance - Harvard	39 years service with the Company.
Appointed as director 1995
Resigned June 30th 2003.

Mr. Robert W. Tieken	Executive Vice President & Chief Financial Officer
Graduate Illinois Wesleyan University	of The Goodyear Tire & Rubber Company
9 years service with the Company.
Appointed director 1995

Mr. Hugh D. Pace	President Asia Region of The Goodyear Tire & Rubber Company.
Masters in International Management	28 years service with the Company.
Appointed as director December 1st 1998

Mr. Clark E. Sprang	Senior Vice President for Business Development
Graduate Ohio State University	& Integration of The Goodyear Tire & Rubber Company.
37 years service with the Company.
Appointed as director October 1st 2001.

Mr. David Graham	General Manager, Finance & Treasury with Ansell Ltd.
B. Bus., CA, FCPA.	21 years service with the company.
Appointed as director October 31st 2001.

Dr Edward Tweddell	Executive Chairman of Ansell Ltd.
BSc., MBBS. (Hons), FRACGP, FAICD.	2 years service with the company.
Director of National Australia Bank, Australia Post and CSIRO.
Appointed director December 14th 2001

Mr. Herbert J. Elliott	Non Executive Director of Ansell Ltd.
AC, MBE, MA. (Cantab.)	Chairman of the Telstra Foundation Limited and Director
of Sydney Olympic Parks Authority.
Appointed as director April 30th 2001

Mr. Harry Boon	Managing Director & Chief Executive Officer of Ansell Ltd.
LLB. (Hons), B.Com	18 years service with the Company.
Appointed as director October 18th 2002

Mr. Paul Devereux	General Manager Business Development
B. Bus.	Appointed as director December 14th 2001
Resigned October 18th 2002.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

DIRECTORS REPORT (continued)

(b)	The number of directors’ meetings and number of meetings attended by each director of the partnership during the financial year are:

Director	Directors A	Meetings B
Mr. Samir G. Gibara	0	4
Mr. Robert W. Tieken	1	4
Mr. Hugh D. Pace	3	4
Mr. Clark E. Sprang	3	4
Mr. David Graham	4	4
Dr Edward Tweddell	4	4
Mr. Herbert J. Elliott	3	4
Mr. Harry Boon	2	3
Mr. Paul Devereux	1	1

A = Number of meetings attended

B = Number of meetings held during the time the director held office during the year.

(c)	The principal activities of the consolidated entity during the period were:

•	Manufacture of tyres for vehicles

•	Wholesaling and retailing of vehicle and aircraft tyres;

There were no significant changes in the nature of the principal activities of the consolidated entity during the year.

(d)	The net loss of the consolidated entity for the year after deducting outside equity interests and after providing for income tax was $39,563,785. The comparative figure for the previous year ended 30th June 2002, was a net loss of $130,027,170. The contribution to profits by each entity in the consolidated entity is set out in Note 28 to the financial statements.

The directors have apportioned the loss to the partners in accordance with the Partnership Agreement.

(e)	For the year ended 30th June 2003, South Pacific Tyres paid nil (2002 : $nil) to the partners by way of a distribution of profits.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

DIRECTORS REPORT (continued)

(f)	The directors’ review of the operations of the consolidated entity during the year, and the results of those operations is as follows:

With the improved operating cost structure resulting from plant closures and the consolidation of the remaining manufacturing facilities, South Pacific Tyres returned to more stability in the July 2002 to June 2003 financial year.

South Pacific Tyres returned an operating loss before tax of $35,355,948 compared with the previous year’s operating loss of $143,606,153.

Sales were slightly below prior year despite an improved mix of product and channel. Car tyre units were down 6.9% and light truck units down 7.7% reflecting a withdrawal from export markets.

The higher mix of retail and wholesale versus export, assisted margins. Compared to the previous year, gross margins significantly improved reflecting the impact of restructuring and improved pricing.

Expenses were down on the previous year and include an additional superannuation expense of $4,100,000.

Borrowing costs increased over prior year reflecting additional borrowings from the partners to fund the restructuring and higher margin from lenders.

(g)	In the opinion of the directors, other than referred to in this report, there were no significant changes in the state of affairs of the consolidated entity that occurred during the year.

(h)	There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the partnership to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

(i)	The operations of the partnership are subject to various environmental regulations under both Commonwealth and State legislation. The partnership has an Environmental Specialist who monitors compliance with environmental regulations. The directors are not aware of any breaches of the legislation during the financial year which are material in nature.

(j)	Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years, has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

(k)	No director of the partnership, since the end of the previous financial year, has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by directors shown in the financial statements or the fixed salary of a full time employee of the partnership or of a related corporation) by reason of a contract made by the partnership or a related corporation with the director or with a firm of which he is a member, or with an entity in which the director has a financial interest.

(l)	This special purpose financial report has been drawn up in accordance with Section 11 of the Partnership Agreement. As required by that section, the financial report has been prepared as if the partnership were a public company under the provisions of the Corporations Act 2001. The financial report complies with the Corporations Act 2001, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, and, except as stated below, applicable Accounting Standards. The directors do not consider the partnership to be a reporting entity and the matters required to be disclosed by AASB 1017 - Related Party Disclosures, and AASB 1029 - Accounting for Employee Entitlements (disclosure requirements only), have not been included in the financial report, as the directors do not consider those matters to be relevant.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

DIRECTORS REPORT (continued)

(m)	Indemnification and insurance of officers and auditors

Since the end of the previous financial year, the partnership has not indemnified or made a relevant agreement for indemnifying against a liability any person who is or has been an officer or auditor of the partnership.

During the financial year the partnership has paid premiums in respect of directors’ and officers’ liability and legal expenses insurance contracts for the year ended 30th June 2003. Such insurance contracts insure against certain liability (subject to specific exclusions) for persons who are or have been directors or executive officers of the partnership. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors’ and officers’ liability and legal expenses’ insurance contracts, as such disclosure is prohibited under the terms of the contract.

Dated at Melbourne, this 8th day of October 2003

Signed in accordance with a resolution of the directors:

/s/ HUGH D. PACE

Director

/s/ DAVID GRAHAM

Director

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

Statement of financial performance

For the year ended 30th June 2003

		CONSOLIDATED			PARTNERSHIP
	Notes	2003	2002	2001	2003	2002	2001
		$	$	$	$	$	$
Revenue from sale of goods	3	737,027,575	769,790,943	774,668,166	423,990,636	489,234,884	483,486,879
Revenue from rendering services	3	56,569,421	59,595,043	59,426,109	—	—	—
Other revenues from ordinary activities	3	6,407,910	7,615,697	60,935,622	8,200,452	9,467,600	61,824,135

Total revenue from ordinary activities		800,004,906	837,001,683	895,029,897	432,191,088	498,702,484	545,311,014
Changes in inventories of finished goods and work in progress		11,926	7,833,830	(9,386,419)	3,678,685	209,099	(5,306,693)
Raw materials and consumables used		99,274,784	124,780,654	145,679,698	79,092,128	108,531,527	129,514,359
Employee expenses		195,424,085	218,153,093	243,283,796	77,274,155	100,506,921	130,898,250
Depreciation and amortisation expenses	4(b)	21,008,307	28,533,334	36,599,361	12,753,584	18,771,037	25,929,707
Borrowing costs	4(b)	17,834,103	13,660,548	16,340,214	17,218,817	12,811,968	15,381,376
Other expenses from ordinary activities		501,807,649	587,646,377	559,362,396	286,675,287	354,668,727	326,295,632
Expenses from ordinary activities		835,360,854	980,607,836	991,879,046	476,692,656	595,499,279	622,712,631

Loss from ordinary activities before related income tax expense		(35,355,948)	(143,606,153)	(96,849,149)	(44,501,568)	(96,796,795)	(77,401,617)
Income tax expense/(benefit) relating to ordinary activities	6(a)	4,207,837	(13,579,453)	(4,793,040)	—	—	—

Loss from ordinary activities after related income tax expense		(39,563,785)	(130,026,700)	(92,056,109)	(44,501,568)	(96,796,795)	(77,401,617)
Net profit/(loss) attributable to outside equity interests	21	—	470	(285)	—	—	—

Net Loss after income tax attributable to the partnership		(39,563,785)	(130,027,170)	(92,056,394)	(44,501,568)	(96,796,795)	(77,401,617)

The statements of financial performance are to be read in conjunction with the accompanying notes.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

Statement of Financial Position

For the year ended 30th June 2003

		CONSOLIDATED		PARTNERSHIP
	Notes	2003	2002	2003	2002
		$	$	$	$
CURRENT ASSETS
Cash assets	7	15,229,939	37,100,672	10,584,176	29,798,257
Receivables	8	131,860,811	134,679,141	86,487,130	85,484,047
Inventories	9	162,032,137	160,741,965	127,096,281	130,215,751
Other	10	3,323,269	2,258,575	896,954	857,597

TOTAL CURRENT ASSETS		312,446,156	334,780,353	225,064,541	246,355,652

NON-CURRENT ASSETS
Receivables	8	9,546,303	30,384,952	75,831,634	97,765,964
Other financial assets	11	—	—	21,496,245	21,496,245
Property, plant and equipment	12	218,425,028	202,827,093	181,120,524	164,649,685
Intangible assets	13	4,916,874	5,204,262	—	—
Deferred tax assets	6(c)	18,231,572	22,441,327	—	—

TOTAL NON-CURRENT ASSETS		251,119,777	260,857,634	278,448,403	283,911,894

TOTAL ASSETS		563,565,933	595,637,987	503,512,944	530,267,546

CURRENT LIABILITIES
Payables	14	159,953,830	161,782,718	140,619,515	135,897,172
Interest bearing liabilities	15	171,413,834	142,395,212	90,383,584	60,285,370
Current tax liabilities	6(b)	135,944	58,887	—	—
Provisions	16	47,784,871	95,859,342	32,231,577	78,054,372

TOTAL CURRENT LIABILITIES		379,288,479	400,096,159	263,234,676	274,236,914

NON-CURRENT LIABILITIES
Payables	14	7,986,959	28,491,815	7,594,447	28,062,524
Interest bearing liabilities	15	111,097,444	61,095,014	111,097,444	61,095,014
Provisions	16	6,883,413	7,978,203	3,277,891	4,025,842

TOTAL NON-CURRENT LIABILITIES		125,967,816	97,565,032	121,969,782	93,183,380

TOTAL LIABILITIES		505,256,295	497,661,191	385,204,458	367,420,294

NET ASSETS		58,309,638	97,976,796	118,308,486	162,847,252

PARTNERS’ EQUITY
Contributed equity	18	317,675,138	317,675,138	317,675,138	317,675,138
Reserves	19	12,570,229	12,570,229	11,409,810	11,409,810
Retained profits/(accumulated losses)	20	(271,935,729)	(232,268,571)	(210,776,462)	(166,237,696)

TOTAL PARTNERS’ EQUITY		58,309,638	97,976,796	118,308,486	162,847,252
Outside equity interest	21	—	—	—	—

TOTAL PARTNERS’ EQUITY		58,309,638	97,976,796	118,308,486	162,847,252

The statements of financial position are to be read in conjunction with the accompanying notes.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

Statement of Cash Flow

For the year ended 30th June 2003

		CONSOLIDATED		PARTNERSHIP
	Notes	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities
Cash receipts in the course of operations		836,176,622	856,792,111	447,987,180	470,996,064
Cash payments in the course of operations		(882,305,840)	(870,905,731)	(501,013,962)	(421,039,134)
Interest received		1,935,297	3,689,606	5,437,068	6,871,624
Borrowing costs paid		(12,737,555)	(13,368,875)	(12,122,269)	(12,520,295)
Income taxes (paid)/refunded	6(b)	79,774	(112,184)	—	—

Net cash provided by/(used in) operating activities	30(c)	(56,851,702)	(23,905,073)	(59,711,983)	44,308,259

Cash flows from investing activities
Proceeds on disposal of controlled entities		—	1,983,805.00	—	—
Proceeds on disposal of property, plant and equipment		4,472,613	2,919,839.00	2,763,384	2,595,976
Payments for businesses, (net of cash acquired)	30(b)	—	(1,246,831)	—	—
Payments for property, plant and equipment		(48,512,695)	(14,750,236)	(42,366,125)	(10,740,966)

Net cash provided by/(used in) investing activities		(44,040,082)	(11,093,423)	(39,602,741)	(8,144,990)

Cash flows from financing activities
Proceeds from partner contributions		—	—	—	—
Proceeds from borrowings		68,064,391	136,589,773.00	—	61,095,014
Repayment of borrowings		11,268,980	(79,935,051)	80,100,643	(74,470,749)
Dividends paid		—	(2,146)	—	—

Net cash provided by/(used) in financing activities		79,333,371	56,652,576	80,100,643	(13,375,735)

Net increase/(decrease) in cash held		(21,558,413)	21,654,080	(19,214,081)	22,787,534
Cash at the beginning of the financial year		36,097,864	14,170,702	29,798,257	7,010,723
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		0	273,082	—	—

Cash at the end of the financial year	30(a)	14,539,451	36,097,864	10,584,176	29,798,257

The statements of cash flows are to be read in conjunction with the accompanying notes.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

In accordance with Section 11 of the Partnership Agreement, South Pacific Tyres (“the partnership”) is required to prepare a financial report as if it were a public company under the provisions of the Corporations Act 2001.

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

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs ).

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

(e) Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Translation of controlled foreign entities

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal, of the operations.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

(f) Derivatives

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

Hedges

Anticipated transactions

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under open swaps and forward rate agreements and the associated deferred gains or losses are not recorded in the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables are then revalued using the foreign currency and interest rates current at reporting date. Refer to Note 22.

Other hedges

All other hedge transactions are initially recorded at the relevant rate at the date of the transaction. Hedges outstanding at reporting date are valued at the rates ruling on that date and any gains or losses are brought to account in the statement of financial performance.

Cost or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

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

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of the business, is amortised to the statement of financial performance using the following criteria:

Goodwill Acquired	Write-Off Period
Up to $1.25m	Written off over 5 years in equal installments, but at a rate of not less than $250,000 pa

$1.25m to $10m	Written off over 20 years on a straight line basis, but at a rate of not less than $250,000 pa

The unamortised balance of goodwill is reviewed at least annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

Research and development costs

Research and development expenditure is expensed as incurred.

(i) Accounting for acquisitions (continued)

Subsequent additional costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years, otherwise, expensed as incurred.

(j) Revisions of accounting estimates

Revisions of accounting estimates are recognised prospectively in current and future periods only.

(k) Receivables - Note 8

The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Trade debtors

Trade debtors to be settled within agreed terms are carried at amounts due.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

(l) Inventories - Note 9

Raw materials and stores, work in progress and finished goods are carried at the lower of cost allocated and net realisable value.

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

Net realisable value

Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

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

(o) Recoverable amount of non-current assets valued on cost basis

The carrying amount of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present value.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

The depreciation/amortisation rates used for each class of asset are as follows:

	2003	2002	2001
• Freehold buildings	2.50%	2.50%	2.50%
• Leasehold buildings and improvements	2.5%-40%	2.5%-40%	2.5%-40%
• Plant and equipment	6.7%-33.33%	6.7%-33.33%	6.7%-33.33%
• Leased plant and equipment	10%-20%	10%-20%	10%-20%

(q) Payables - Note 14

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are settled within agreed terms.

(r) Interest bearing liabilities - Note 15

Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate.

Debentures, bills of exchange and notes payable are recognised when issued at the net proceeds received, with the premium or discount on issue amortised over the period of maturity. Interest expense is recognised on an effective yield basis.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

(s) Employee benefits

Wages, salaries, annual leave, sick leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of the year-end represent present obligations resulting from employees’ services provided up to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs. Related on-costs have been included in trade creditors.

Long service leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided to reporting date.

The provision is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation plan

The partnership and its controlled entities contribute to various defined benefit and accumulation superannuation plans. Contributions are recognised as an expense as they are made, as set out in Note 26.

(t) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

Restructuring

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less.

The estimate is calculated based of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 2 Change in accounting policy

Employee benefits

The partnership and its controlled entities have applied the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the partnership and its controlled entities expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$103,373 (the Partnership $37,198) increase in provision for employee benefits

•	$103,373 (the Partnership $37,198) decrease in opening retained profits

As a result of this change in accounting policy, employee benefits expense increased by $139,957 (the Partnership $132,549) and the income tax expense decreased by $2,222 ( the Partnership $Nil ) for the current year to 30 June 2003.

Note 3 Revenue from ordinary activities

	Consolidated			Partnership
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
Sale of goods revenue from operating activities	737,027,575	769,790,943	774,668,166	423,990,636	489,234,884	483,486,879
Rendering of services revenue from operating activities	56,569,421	59,595,043	59,426,109	—	—	—
Other revenue from operating activities
Interest:
Controlled entities	—	—	—	3,875,849	3,598,712	4,141,000
Associated entities	814,052	1,828,580	969,471	814,052	1,828,580	969,471
Other parties	1,121,245	1,861,026	472,630	747,167	1,444,332	363,101
Revenues from outside operating activities
Gross proceeds from sale of non-current assets	4,472,613	3,926,091	34,493,521	2,763,384	2,595,976	31,350,563
Supply agreement consideration	—	—	25,000,000	—	—	25,000,000

Total other revenue	6,407,910	7,615,697	60,935,622	8,200,452	9,467,600	61,824,135

Total revenue from ordinary activities	800,004,906	837,001,683	895,029,897	432,191,088	498,702,484	545,311,014

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 4 Profit from ordinary activities before income tax expense

	Consolidated			Partnership
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
(a) Individually significant expenses/(revenues) included in profit from ordinary activities before income tax expense

Closure of Footscray & Thomastown tyre factories	3,927,911	94,900,000	—	3,927,911	94,900,000	—
Closure of BA Hamill	(1,769,227)	2,900,000	—	—	—	—
Retail store restructure programme	928,524	1,924,813	—	—	—	—
Closure of radial truck tyre factory	—	(3,516,017)	51,325,856	—	(3,516,017)	51,325,856
Norhead dispute settlement	2,565,442	1,500,000	—	2,565,442	1,500,000	—
Overhead reduction programme	—	(4,600,437)	6,000,000	—	(4,600,437)	5,267,121
Superannuation shortfall accrual	4,100,000	—	—	4,100,000	—	—
Supply agreement consideration	—	—	(25,000,000)	—	—	(25,000,000)

	9,752,650	93,108,359	32,325,856	10,593,353	88,283,546	31,592,977

(b) Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

Cost of goods sold	583,401,653	644,149,590	657,564,347	440,523,025	483,937,136	506,770,316
Depreciation of:
Buildings	175,527	104,319	231,770	104,529	—	104,529
Plant and equipment	19,469,383	26,628,428	33,609,742	11,809,516	17,716,624	24,194,389

	19,644,910	26,732,747	33,841,512	11,914,045	17,716,624	24,298,918

Amortisation of:
Leasehold land and buildings	1,076,008	1,315,525	1,266,474	839,539	1,054,413	1,055,695
Leased plant and equipment	—	—	—	—	—	—
Goodwill	287,389	485,062	916,281	—	—	—
Capitalised interest	—	—	575,094	—	—	575,094

	1,363,397	1,800,587	2,757,849	839,539	1,054,413	1,630,789

Total depreciation and amortisation	21,008,307	28,533,334	36,599,361	12,753,584	18,771,037	25,929,707

Borrowing costs
Associated entities	5,816,482	3,164,641	1,183,238	5,816,482	3,164,641	1,183,238
Bank loans and overdrafts	12,017,621	10,495,907	15,156,976	11,402,335	9,647,327	14,198,138

Total borrowing costs	17,834,103	13,660,548	16,340,214	17,218,817	12,811,968	15,381,376

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 4 Profit from ordinary activities before income tax expense

	Consolidated			Partnership
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
(b) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items: (continued)

Research and development expenditure
Capitalised and written off	2,849,443	1,938,620	2,771,437	2,849,443	1,938,620	2,771,437
Net bad and doubtful debts expense including movements in provision for doubtful debts	619,922	1,487,774	3,577,421	—	(7,248)	162,752
Net expense for movements in provision for:
Employee entitlements	18,361,047	83,347,032	70,069,314	6,846,586	67,617,203	57,546,824
Rationalisation and restructuring costs	4,142,757	31,475,000	7,400,000	4,574,596	30,700,000	7,400,000
Rebates, allowances and warranty claims	19,542,569	19,979,619	16,554,727	—	—	—
Net foreign exchange (gain)/loss:
Borrowings	(8,205)	(13,907)	(82,387)	63,374	(18,407)	(82,387)
Net (gain)/loss on disposal of non-current assets:
Property, plant and equipment	7,721,228	13,327,002	4,151,257	7,847,820	13,260,833	4,583,063
Investments	—	625,815	—	—	—	—
Operating lease rental expense
Minimum lease payments	30,138,477	31,589,141	30,721,754	2,024,650	2,799,403	3,455,549

Note 5 Auditors’ remuneration

	Consolidated			Partnership
	2003 $	2002 $	2001 $	2003 $	2002 $	2001 $
Audit services
Auditors of the company - KPMG Australia	330,000	388,622	405,013	111,440	118,405	121,400
For other services
Auditors of the company - KPMG Australia	—	2,550	9,988	—	500	8,000

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 6 Taxation

	Consolidated
	2003 $	2002 $	2001 $
(a) Income tax expense

Prima facie income tax expense/(benefit) calculated at 30% (2002 : 30%) on the profit/(loss) from ordinary activities	(10,606,784)	(43,081,846)	(32,928,711)
Increase in income tax expense due to:
Depreciation on buildings	65,465	61,316	67,305
Amortisation of goodwill	86,217	145,519	311,536
Sundry items	699,556	415,404	348,130
Decrease in income tax expense due to:
Tax exempt dividends from foreign companies	—	—	(81,026)
Effects of lower/higher rates of tax on overseas income	—	157	168
Tax at standard rate on partnership profits attributed to partners	(13,350,470)	(29,039,039)	(26,316,550)
Sundry items	—	—	17,000
Income tax expense/(benefit) on operating profit/(loss) before individually significant income tax items	3,594,924	(13,420,725)	(5,821,332)
Individually significant income tax items:
Restatement of deferred tax balances due to change in company tax rate	—	—	1,020,693

	3,594,924	(13,420,725)	(4,800,639)
Add: Income tax under/(over) provided in prior year	612,913	(158,728)	7,599

Income tax expense/(benefit) attributable to operating profit	4,207,837	(13,579,453)	(4,793,040)

Income tax expense/(benefit) attributable to operating profit is made up of:
Current income tax provision	2,057,845	(11,560,219)	(4,673,630)
Under/(over) provision in prior year	612,913	(158,728)	7,599
Changes in tax rates	—	—	1,020,693
Future income tax benefit	1,537,079	(1,860,506)	(1,147,702)

	4,207,837	(13,579,453)	(4,793,040)

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 6 Taxation (continued)

	Consolidated
	2003 $	2002 $	2001 $
(b) Current tax liabilities

Provision for current income tax
Movements during the year:
Balance at the beginning of year	58,887	167,096	336,975
Other debtor tax receivable reclassified	—	—	(3,059,756)
Income tax (paid)/received	79,774	(112,184)	1,960,747
Under provision in prior year	635,755	(72,516)	659,116
Current year’s income tax expense on operating profit	2,057,845	(11,560,219)	(4,673,630)
Disposal of controlled entity	—	78,048	—
Tax loss transferred to FITB	(2,696,317)	11,558,662	4,943,644

	135,944	58,887	167,096

(c) Deferred tax assets

Future income tax benefit
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2002 : 30%) on the following items:
Accumulated non-allowable provisions	4,979,376	6,499,991	4,534,967
Accumulated tax losses	13,252,196	15,941,336	4,362,039

	18,231,572	22,441,327	8,897,006

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Note 7 Cash assets

Cash	5,629,939	8,400,672	984,176	1,098,257
Bank short term deposits, maturing daily and paying interest at a weighted average interest rate of 4.7% (2002 : 4.7% )	9,600,000	28,700,000	9,600,000	28,700,000

	15,229,939	37,100,672	10,584,176	29,798,257

Note 8 Receivables

Current
Gross debtors	132,004,740	138,762,403	21,836,835	24,849,049
Less : Securitisation	0	0	(12,275,999)	(11,365,764)

Trade debtors	132,004,740	138,762,403	9,560,836	13,483,285
Less : Provision for doubtful trade debtors	(2,655,040)	(3,050,317)	0	0
Less : Provision for rebates, allowances and warranty claims	(5,580,819)	(6,978,516)	(187,986)	0

	123,768,881	128,733,570	9,372,850	13,483,285
Amounts owing by controlled entities	0	0	71,668,275	68,602,978
Other debtors	8,091,930	5,945,571	5,446,005	3,397,784

	131,860,811	134,679,141	86,487,130	85,484,047
Non-current
Other debtors	9,546,303	30,384,952	75,831,634	97,765,964

	141,407,114	165,064,093	162,318,764	183,250,011

Other debtor amounts generally arise from transactions outside the usual operating activity of the consolidated entity.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Note 9 Inventories

Current
Raw materials and stores	11,548,888	10,302,933	9,067,793	8,568,591
Less : Provision for stock obsolescence	462,697	490,527	462,697	490,527

Raw materials at cost	11,086,191	9,812,406	8,605,096	8,078,064

Work in progress	7,779,196	4,950,537	7,606,073	4,934,215
Less : Provision for stock obsolescence	—	70,301	—	70,301

Work in progress at cost	7,779,196	4,880,236	7,606,073	4,863,914

Finished goods - at cost	138,819,804	142,658,001	106,439,455	113,780,984
Less : Provision for stock obsolescence	889,531	1,816,842	721,991	1,642,676

Finished goods at cost	137,930,273	140,841,159	105,717,464	112,138,308

Other stocks	6,519,272	6,390,959	6,410,443	6,280,260
Less : Provision for stock obsolescence	1,282,795	1,182,795	1,242,795	1,144,795

Other stocks at cost	5,236,477	5,208,164	5,167,648	5,135,465

	162,032,137	160,741,965	127,096,281	130,215,751

Note 10 Other current assets

Prepayments	3,323,269	2,258,575	896,954	857,597

Note 11 Other financial assets

Non-current
Investments in controlled entities
Unlisted shares at cost	—	—	21,496,245	21,496,245

	—	—	21,496,245	21,496,245

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 12 Property, plant and equipment

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Freehold land
At cost	3,350,000	3,350,000	609,000	609,000
Freehold buildings
At cost	11,886,348	11,841,455	8,362,347	8,362,347
Accumulated depreciation	(1,184,367)	(1,008,840)	(731,697)	(627,168)

	10,701,981	10,832,615	7,630,650	7,735,179
Leasehold land and buildings
At cost	57,165,525	57,096,991	54,960,766	54,544,116
Accumulated amortisation	(7,366,006)	(6,667,761)	(5,559,544)	(4,720,005)

	49,799,519	50,429,230	49,401,222	49,824,111
Plant and equipment
At cost	357,168,327	369,419,397	250,664,822	260,033,784
Accumulated depreciation	(227,312,706)	(242,149,279)	(148,972,180)	(163,111,821)

	129,855,621	127,270,118	101,692,642	96,921,963
Buildings and plant under construction
At cost	24,717,907	10,945,130	21,787,010	9,559,432

Total property, plant and equipment net book value	218,425,028	202,827,093	181,120,524	164,649,685

Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Freehold land
Carrying amount at the beginning of year	3,350,000	3,350,000	609,000	609,000
Additions	—	—	—	—
Disposals	—	—	—	—

Carrying amount at the end of year	3,350,000	3,350,000	609,000	609,000

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 12 Property, plant and equipment (continued)

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Buildings
Carrying amount at the beginning of year	10,832,615	11,539,044	7,735,179	7,735,179
Currency conversion	—	(101,481)	—	—
Additions	—	11,706	—	—
Transfer from capital works in progress	44,893	30,818	—	—
Transfer from related companies/divisions	—	—	—	—
Disposal of businesses / subsidiary (net)	—	(543,153)	—	—
Disposals	—	—	—	—
Depreciation	(175,527)	(104,319)	(104,529)	—

Carrying amount at the end of year	10,701,981	10,832,615	7,630,650	7,735,179

Leasehold land and buildings
Carrying amount at the beginning of year	50,429,230	51,725,245	49,824,111	50,859,548
Additions	—	—	—	—
Transfer from capital works in progress	458,306	39,515	416,650	18,976
Disposals	(12,009)	(20,005)	—	—
Depreciation	(1,076,008)	(1,315,525)	(839,539)	(1,054,413)

Carrying amount at the end of year	49,799,519	50,429,230	49,401,222	49,824,111

Plant and equipment
Carrying amount at the beginning of year	127,270,118	151,296,771	96,921,963	115,784,563
Currency conversion	—	(31,013)	—	—
Acquired businesses/subsidiaries	—	458,033	—	—
Additions	11,306	188,971	—	—
Transfer from leased/to fixed assets	—	—	—	—
Transfer from capital works in progress	34,225,413	15,784,417	29,721,897	12,032,131
Transfer from related companies/divisions	—	—	(2,530,497)	91,590
Disposals	(12,181,833)	(13,639,725)	(10,611,205)	(13,269,697)
Disposal of businesses / subsidiary (net)	—	(158,909)	—	—
Depreciation	(19,469,383)	(26,628,427)	(11,809,516)	(17,716,624)

Carrying amount at the end of year	129,855,621	127,270,118	101,692,642	96,921,963

Capital works in progress
Carrying amount at the beginning of year	10,945,130	14,837,434	9,559,432	13,456,677
Acquired businesses/subsidiaries	—	458,033	—	—
Additions	48,501,389	14,549,558	42,366,125	10,740,966
Transfer to property, plant and equipment	(34,728,612)	(16,312,783)	(30,138,547)	(12,051,099)
Other disposals	—	(2,587,112)	—	(2,587,112)

Carrying amount at the end of year	24,717,907	10,945,130	21,787,010	9,559,432

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Note 13 Intangibles

Goodwill - at cost	7,268,104	7,768,104	—	—
Accumulated amortisation	(2,351,230)	(2,563,842)	—	—

	4,916,874	5,204,262	—	—

Note 14 Payables

Current
Trade creditors	157,826,706	160,979,937	138,589,427	135,888,649
Other creditors	2,127,124	802,781	2,030,088	8,523

	159,953,830	161,782,718	140,619,515	135,897,172
Non-current
Trade creditors	752,291	871,199	359,779	441,908
Other creditors	7,234,668	27,620,616	7,234,668	27,620,616

	7,986,959	28,491,815	7,594,447	28,062,524

	167,940,789	190,274,533	148,213,962	163,959,696

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 15 Interest bearing liabilities

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Current
Bank overdrafts - unsecured	690,488	1,002,808	—	—
Bank loans - unsecured	95,833,119	65,897,645	90,243,811	60,149,693
Securitisation	74,890,227	75,494,759	139,773	135,677

	171,413,834	142,395,212	90,383,584	60,285,370
Non-current
Partner Loan - Pacific Dunlop Tyres Pty Ltd	55,548,722	30,547,507	55,548,722	30,547,507
Partner Loan - Goodyear Tyres Pty Ltd	55,548,722	30,547,507	55,548,722	30,547,507

	111,097,444	61,095,014	111,097,444	61,095,014

	282,511,278	203,490,226	201,481,028	121,380,384

Financing arrangements
The consolidated entity has access to the following lines of credit:
Total facilities available:
Bank overdrafts	6,500,000	6,500,000	5,000,000	5,000,000
Bank loans	90,000,000	105,500,000	90,000,000	100,000,000
Trade bills	6,000,000	6,000,000	—	—

	102,500,000	118,000,000	95,000,000	105,000,000

Facilities utilised at balance date:
Bank overdrafts	574,845	1,012,585	—	—
Bank loans	90,000,000	63,500,000	90,000,000	60,000,000
Trade bills	5,589,308	2,247,952	—	—

	96,164,153	66,760,537	90,000,000	60,000,000

Facilities not utilised at balance date:
Bank overdrafts	5,925,155	5,487,415	5,000,000	5,000,000
Bank loans	—	42,000,000	—	40,000,000
Trade bills	410,692	3,752,048	—	—

	6,335,847	51,239,463	5,000,000	45,000,000

Interest on bank overdrafts is charged at prevailing market rates. The effective interest rates for all overdrafts as at 30 June 2003 is 8.6% (2002: 8.6%).

All bank loans are denominated in Australian dollars. The bank loans amount in current liabilities comprises the portion of the consolidated entity’s bank loan payable within one year. The effective interest rate on bank loans is 8.34% (2002: 6.56%).

The effective interest rate on trade bills is 5.66% (2002 : 5.32%).

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 16 Provisions

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Current
Employee entitlements	30,803,805	72,463,386	15,250,511	55,433,416
Rationalisation and restructuring	16,981,066	23,395,956	16,981,066	22,620,956

	47,784,871	95,859,342	32,231,577	78,054,372

Non-current
Employee entitlements	6,883,413	7,978,203	3,277,891	4,025,842

	6,883,413	7,978,203	3,277,891	4,025,842

Reconciliations
Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below.
Rationalisation and restructuring
Carrying amount at beginning of year	23,395,956		22,620,956
Provisions made during the year	4,142,757		4,574,596
Provision utilised by loss on disposal / scrappings of assets	(8,475,000)		(8,131,839)
Payments made during the period	(2,082,647)		(2,082,647)

Carrying amount at end of year	16,981,066		16,981,066

Number of employees	3,133	3,730	763	1,154

Note 17 Amounts payable/receivable in foreign currencies

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year-end exchange rates, are as follows:

United states dollars
Amounts payable :
Current	872,599	1,382,011	872,599	1,366,138
Japanese Yen
Amounts payable :
Current	—	1,432,379	—	1,432,379
Euro dollar
Amounts payable :
Current	435,439	195,889	435,439	195,889

Total	1,308,038	3,010,279	1,308,038	2,994,406

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 18 Contributed equity

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Goodyear Tyres Pty Ltd
Contributed equity at the beginning of year	158,837,569	158,837,569	158,837,569	158,837,569
Additional contributed equity	—	—	—	—

Contributed equity at the end of year	158,837,569	158,837,569	158,837,569	158,837,569

Pacific Dunlop Tyres Pty Ltd
Contributed equity at the beginning of year	158,837,569	158,837,569	158,837,569	158,837,569
Additional contributed equity	—	—	—	—

Contributed equity at the end of year	158,837,569	158,837,569	158,837,569	158,837,569

	317,675,138	317,675,138	317,675,138	317,675,138

Note 19 Reserves

Asset revaluation	12,570,229	12,570,229	11,409,810	11,409,810
Foreign currency translation	—	—	—	—

	12,570,229	12,570,229	11,409,810	11,409,810

Movements during the year
Asset revaluation reserve
Balance at the beginning of year	12,570,229	12,561,891	11,409,810	11,409,810
Transferred to retained profits	—	8,338	—	—

Balance at the end of year	12,570,229	12,570,229	11,409,810	11,409,810

Foreign currency translation reserve
Balance at the beginning of year	—	(3,341,868)	—	—
Translation adjustment on assets and liabilities held in foreign currencies	—	(303,980)	—	—
Transferred to retained profits	—	3,645,848	—	—

Balance at the end of year	—	—	—	—

Nature and purpose of reserves

Asset revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets.

Foreign currency reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Entity’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(e).

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 20 Retained profits/(accumulated losses)

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Goodyear Tyres Pty Ltd
Retained profits/(accumulated losses) at the beginning of year	(116,635,878)	(49,795,200)	(83,620,442)	(35,222,044)
Net profit/(loss) attributable to partners	(19,781,893)	(65,013,585)	(22,250,784)	(48,398,398)
Amounts transferred from reserves	—	(1,827,093)	—	—
Net effect of initial adoption of Revised AASB 1028 “Employee Benefits”	(51,686)	—	(18,599)	—
Distribution of profits to partners	—	—	—	—
Retained profits/(accumulated losses) at the end of year	(136,469,457)	(116,635,878)	(105,889,825)	(83,620,442)

Pacific Dunlop Tyres Pty Ltd
Retained profits/(accumulated losses) at the beginning of year	(115,632,693)	(48,792,015)	(82,617,254)	(34,218,857)
Net profit/(loss) attributable to partners	(19,781,892)	(65,013,585)	(22,250,784)	(48,398,397)
Amounts transferred from reserves	—	(1,827,093)	—	—
Net effect of initial adoption of Revised AASB 1028 “Employee Benefits”	(51,687)	—	(18,599)	—
Distribution of profits to partners	—	—	—	—
Retained profits/(accumulated losses) at the end of year	(135,466,272)	(115,632,693)	(104,886,637)	(82,617,254)

	(271,935,729)	(232,268,571)	(210,776,462)	(166,237,696)

Note 21 Outside equity interest

		Consolidated
		2003 $	2002 $	2001 $
Outside equity interest in controlled entities comprise:
Interest in retained profits at the beginning of the financial year after adjusting for outside equity interests in entities		—	1,034,550	1,065,255
Interest in operating profit after income tax		—	470	285
Interest in dividends provided for or paid		—	(2,146)	(30,990)
Disposal of Interest in Retained Profits		—	(1,032,874)	—

Interest in retained profits at the end of the financial year		—	—	1,034,550
Interest in share capital		—	—	95,458
Interest in reserves		—	—	(644,320)

Total outside equity interest		—	—	485,688

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 22 Additional financial instruments disclosure

(a) Interest rate risk

The consolidated entity enters into interest rate swaps to manage cash flow risks associated with the floating interest rates on borrowings.

Interest rate swaps and forward rate agreements

Interest rate swaps allow the consolidated entity to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one to five years. Each contract involves quarterly payment or receipt of the net amount of interest. At 30 June 2003 the fixed rates varied from 5.7% to 5.9% (2002: 5.5% to 5.9%) and floating rates were at bank bill rates plus the consolidated entity's credit margin. The weighted average effective floating interest rate at 30 June 2003 was 5.8% (2002 : 5.7%).

Interest rate risk exposures

The consolidated entity’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Fixed interest maturity in:
2003	Note	Weighted average interest rate	Floating interest rate	1 year or less	Over 1 year to 5 years	More than 5 years	Non- interest bearing	Total
Financial assets
Cash	7	4.51%	15,133,917				96,022	15,229,939
Receivables	8	—					141,407,114	141,407,114

			15,133,917				141,503,136	156,637,053

Financial liabilities
Bank overdrafts and loans	15	8.27%	90,934,299					90,934,299
Securitisation	15	4.88%	74,890,227					74,890,227
Partner Loans	15	5.35%	111,097,444					111,097,444
Trade bills	15	5.66%	5,589,308					5,589,308
Accounts payable	14						167,940,789	167,940,789
Employee entitlements	16	1.30%		30,803,805	3,177,964	3,705,449		37,687,218

			282,511,278	30,803,805	3,177,964	3,705,449	167,940,789	488,139,285

Interest rate swaps			(50,000,000)	30,000,000	20,000,000

2002
Financial assets
Cash	7	4.70%	37,092,372				8,300	37,100,672
Receivables	8						165,064,093	165,064,093

			37,092,372	—	—	—	165,072,393	202,164,765

Financial liabilities
Bank overdrafts and loans	15	6.59%	64,652,501					64,652,501
Securitisation	15	5.06%	75,494,759					75,494,759
Partner Loans	15	5.46%	61,095,014					61,095,014
Trade bills	15	5.32%	2,247,952					2,247,952
Accounts payable	14						190,274,533	190,274,533
Employee entitlements	16	2.00%		72,463,386	4,278,361	3,699,842		80,441,589

			203,490,226	72,463,386	4,278,361	3,699,842	190,274,533	474,206,348

Interest rate swaps			(50,000,000)	20,000,000	30,000,000

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 22 Additional financial instruments disclosure (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts to hedge foreign currency purchases expected in each month within the following six months within Board approval limits. The amount of anticipated future purchases and sales are forecast in light of current conditions in foreign markets, commitments from customers and experience.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity

	2003	2002	2003 $	2002 $
	Average rate
Buy US Dollars
Not later than one year	0.63	0.56	26,558,702	43,978
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			26,558,702	43,978

Sell US Dollars
Not later than one year	0.64	—	814,196	—
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			814,196	0

Buy EURO dollars
Not later than one year	0.55	0.60	9,937,775	1,096,037
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			9,937,775	1,096,037

Sell EURO dollars
Not later than one year	0.55	—	179,783	—
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			179,783	0

Buy Japanese yen
Not later than one year	70.57	67.3	2,101,635	223,131
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			2,101,635	223,131

Sell Japanese yen
Not later than one year	73.94	—	56,934	—
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			56,934	0

Buy English pound
Not later than one year	0.39	0.37	77,119	71,779
Later than one year but not later than two years			—	—
Later than two years but not later than three years			—	—

			77,119	71,779

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 22 Additional financial instruments disclosure (continued)

(b) Foreign exchange risk

As these contracts are hedging anticipated purchases, any unrealised gains and losses on the contracts, together with the costs of the contracts, will be deferred and then recognised in the financial statements at the time the underlying transaction occurs as designated. The gross deferred gains and losses on hedges of anticipated foreign currency purchases are:

	Consolidated 2003		Consolidated 2002
	Gains $	Losses $	Gains $	Losses $
Not later than one year	44,231	2,021,565	54,818	—
Later than one year but not later than two years	—	—	—	—
Later than two year but not later than three years	—	—	—	—

When the underlying transaction has occurred as designated, the effect of the hedge has been recognised in the financial statements.

(c) Commodity price risk

The consolidated entity does not enter into futures contracts to hedge (or hedge a proportion of) commodity purchase prices on anticipated specific purchase commitments of natural rubber.

(d) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

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

Unrecognised Financial Instruments

Credit risk on derivative contracts which have not been recognised on the statement of financial position is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised ratings agency.

Interest rate swaps and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks.

As all future contracts are transacted through a recognised futures exchange, credit risk associated with these contracts is minimal.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 22 Additional financial instruments disclosure (continued)

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

Net fair values

Recognised Financial Instruments

The carrying amounts and net fair values of financial assets and financial liabilities as at the reporting date are as follows:

	Consolidated
	2003		2002
	Carrying amount $	Net fair value $	Carrying amount $	Net fair value $
Financial assets
Cash assets	15,229,939	15,229,939	37,100,672	37,100,672
Receivables	141,407,114	141,407,114	165,064,093	165,064,093
Financial liabilities
Payables	167,940,789	167,940,789	190,274,533	190,274,533
Bank overdrafts and loans	90,934,299	90,934,299	64,652,501	64,652,501
Securitisation	74,890,227	74,890,227	75,494,759	75,494,759
Partner Loans	111,097,444	111,097,444	61,095,014	61,095,014
Trade bills	5,589,308	5,589,308	2,247,952	2,247,952
Employee entitlements	37,687,218	37,687,218	80,441,589	80,441,589

Unrecognised Financial Instruments

The net fair value of financial instruments not recognised on the statement of financial position held as at the reporting date are:

	2003 $	2002 $
Forward foreign exchange contracts gains/(losses)	(1,977,334)	54,818
Futures commodity contracts

	(1,977,334)	54,818

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 23 Commitments

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $

Capital expenditure commitments
Plant
Contracted but not provided for and payable within one year	3,311,414	4,505,841	3,311,414	4,505,841

	3,311,414	4,505,841	3,311,414	4,505,841

Lease commitments
Operating lease expense commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	23,865,262	25,799,409	—	—
One year or later and no later than five years	47,292,290	48,518,490	—	—
Later than 5 years	15,992,314	10,596,215	—	—

	87,149,866	84,914,114	—	—

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

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 24 Contingent liabilities

There were no contingent liabilities as at 30 June 2003 and 30 June 2002.

Note 25 Related party transactions

The partnership from time to time has dealings with Ansell Limited Group Companies and Goodyear Tire & Rubber Co. Group Companies.

Under the partnership agreement, South Pacific Tyres leases certain properties from Ansell Limited and Goodyear Australia Limited (a wholly owned subsidiary of Goodyear Tire & Rubber Co.) on a basis of equitable rentals between the partners.

The amounts of these transactions are detailed below:

	Consolidated
Lease payments	2003 $	2002 $
Ansell Limited Group Companies	217,885	217,885
Goodyear Tire & Rubber Co. Group Companies	75,273	75,273

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

On 20/12/2000, the partnership received a loan of $25.0 million from Ansell Limited on which interest is charged quarterly in arrears.

	Consolidated
	2003 $	2002 $
Interest brought to account by the partnership in relation to these loans during the year:
Interest expense	814,052	1,750,000
Interest revenue	814,052	1,750,000
The amounts included in receivables and payables in relation to these loans are:
Non-current receivables
Goodyear Tire & Rubber Co. Group Companies	7,212,682	27,598,630
Non-current payables
Ansell Limited Group Companies	7,212,682	27,598,630

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 20 Retained profits/(accumulated losses) (continued)

All other dealings with the above parties are on normal commercial terms and involve the purchase and/or supply of materials from/to both parties and the provision of forward exchange cover and commodity hedging by Ansell Limited Group Companies.

The amounts of these transactions are detailed below:

	Consolidated
	2003 $	2002 $
Sale of goods and services
Ansell Limited Group Companies	—	37,791
Goodyear Tire & Rubber Co. Group Companies	1,357,021	4,396,011
Purchase of goods and services
Ansell Limited Group Companies	4,092	1,252,256
Goodyear Tire & Rubber Co. Group Companies	118,165,909	107,439,259

Details of interest received/paid to related parties are set out in Notes 3 and 4.

The amounts included in receivables and payables in relation to South Pacific Tyres are set out in the notes to the financial statements and the amounts relating to the other parties are:

	2003 $	2002 $
Current receivables
Ansell Limited Group Companies	—	—
Goodyear Tire & Rubber Co. Group Companies	182,079	526,745
Current payables
Ansell Limited Group Companies	—	81,767
Goodyear Tire & Rubber Co. Group Companies	21,072,760	23,663,413

The names of each person holding the position of director of the company during the year were:

Mr. Samir G. Gibara	Dr Edward Tweddell
Mr. Robert W. Tieken	Mr. Herbert J. Elliott
Mr. Hugh D. Pace	Mr. Harry Boon
Mr. Clark E. Sprang	Mr. Paul Devereux
Mr. David Graham

At the time of holding the office of director of the company each director was an executive of the South Pacific Tyres partnership, and held the office of director of the company in order to discharge, in whole or in part, the duties as an executive officer of the partnership.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 26 Superannuation commitments

Employer plans

The partnership and its controlled entities participate in the Pacific Dunlop Superannuation Fund for employees.

	Consolidated
	2003 $	2002 $
Net Assets	148,178,000	148,178,000
Accrued benefits	148,802,000	148,802,000

Excess / (Deficiency)	(624,000)	(624,000)

Vested Benefits	146,578,000	146,578,000

Country	Australia
Benefit type	Defined benefit / Accumulation
Basis of contribution	Balance of cost / Defined contribution
Date of last actuarial valuation	6/30/2002
Actuary	Mercer Human Resource Consulting Pty Ltd

Plan net assets, accrued benefits and vested benefits have been calculated at 30 June 2002, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 30 June 2002. The Partnership has accrued a superannuation expense of $4,100,000 to meet expected fund deficiency as at 30 June 2003.

The liabilities of the superannuation fund is covered by the assets in the fund or by specific provisions created by the partnership or its controlled entities.

The partnership and its controlled entities are obliged to contribute to the superannuation fund as a consequence of Legislation or Trust Deed. Legal enforceability is dependent on the terms of the Legislation and the Trust Deed.

Definitions

Balance of cost	The Group’s contribution is assessed by the Actuary after taking into account the member’s contribution and the value of assets.

Defined contribution	The Group’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.

Industry/union plans

The partnership participates in industry and union plans on behalf of certain employees. These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The partnership has a legally enforceable obligation to contribute at varying rates to the plans.

Note 27 Segment reporting

The principal activity of the group during the year was the manufacture and sale of motor vehicle and aircraft tyres in Australia.

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 28 Particulars relating to controlled entities

Details of controlled entities, including the extent that each contributed to the period’s result are given below:

Name of Company	Place of incorpor- ation	Beneficial interest held by partnership	Class of share	Book value of partnership’s investment		Dividends received or receivable by partnership		Dividends credited to investment account		Contribution to the consolidated profit after tax inclusive of abnormal items and after deducting the amount attributable to Outside Equity Interest
				2003	2002	2003	2002	2003	2002	2003	2002
South Pacific Tyres										(44,501,568)	(96,796,795)
Tyre Marketers (Australia) Limited	Vic	100%	Ordinary	21,496,245	21,496,245					4,952,958	(33,840,907)
Sacrt Trading Pty Ltd	Vic	100%	Ordinary							158,826	365,417
South Pacific Tyres (PNG) Pty. Ltd.	PNG	80%	Ordinary							—	27,119
Dunlop PNG Pty. Ltd.	PNG	80%	Ordinary							—	(25,244)
Consolidated adjustments										(174,001)	243,240

				21,496,245	21,496,245	—	—	—	—	(39,563,785)	(130,027,170)

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 29 Events subsequent to balance date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the directors of the company, to affect significantly the operations, or the state of affairs of the company in subsequent financial years.

Note 30 Notes to the statements of cash flows

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and investments in money market instruments net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Cash assets	5,629,939	8,400,672	984,176	1,098,257
Cash on deposit	9,600,000	28,700,000	9,600,000	28,700,000
Bank overdrafts	(690,488)	(1,002,808)	—	—

	14,539,451	36,097,864	10,584,176	29,798,257

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 30 Notes to the statements of cash flows (continued)

(b) Acquisition/disposal of businesses and entities

During both the 2002 and 2003 financial years the partnership purchased no businesses.

During the 2002 year the consolidated entity purchased 100% of businesses of which the details are as follows:

	Consolidated
Acquisitions of businesses	2003 $	2002 $
Net assets acquired/disposed
Property, plant and equipment	—	458,033
Inventories	—	298,112
Receivables	—	268,685
Creditors	—	—

	—	1,024,830
Goodwill	—	222,001
Consideration

Cash paid/(received)	—	1,246,831

Outflow/(inflow) of cash

Cash consideration	—	1,246,831

Disposal of entities
During the 2002 year, the consolidated entity disposed of all of its 80% share of South Pacific Tyres PNG Ltd. Details of the disposal is as follows:
Consideration (Cash)	—	1,983,805
Net assets of entity disposed of
Property, plant and equipment	—	702,062
Inventories	—	2,174,162
Receivables	—	1,096,993
Other assets	—	60,964
Prepayments	—	82,822
Creditors	—	(952,514)
Other liabilities and provisions	—	(146,852)
Outside equity	—	(408,017)

	—	2,609,620

Profit / (loss) on disposal	—	(625,815)

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 30 Notes to the statements of cash flows (continued)

(c) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

	Consolidated		Partnership
	2003 $	2002 $	2003 $	2002 $
Loss from ordinary activities after income tax	(39,563,785)	(130,026,700)	(44,501,568)	(96,796,795)
Add/(less) items classified as investing/financing activities:
(Profit)/loss on sale of non-current assets	7,721,228	13,327,002	7,847,820	13,260,833
(Profit)/loss on sale of controlled entities	—	625,815	—	—
Add/(less) non-cash items:
Amortisation	1,363,397	1,800,587	839,539	1,054,413
Depreciation	19,644,910	26,732,747	11,914,045	17,716,624
Amounts set aside to provisions	41,651,096	134,902,663	11,421,182	98,309,955
(Decrease)/increase in income taxes payable	77,057	(180,144)	—	—
Decrease/(increase) in future income tax benefit	4,209,755	(13,605,285)	—	—
Write-off bad trade debts	1,015,199	1,386,762	—	—

Net cash provided by operating activities before change in assets and liabilities	36,118,857	34,963,447	(12,478,982)	33,545,030

Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in receivables	3,494,488	(13,406,489)	20,931,247	34,727,376.00
(Increase)/decrease in inventories	(1,290,172)	4,628,518	3,119,470	(822,786)
(Increase)/decrease in prepayments	(1,064,694)	180,180	(39,357)	(710,209)
(Decrease)/increase in accounts payable	(22,333,744)	20,283,451	(13,215,235)	35,149,537
(Decrease)/increase in provisions	(71,776,437)	(70,029,855)	(58,029,126)	(57,580,689)
(Decrease)/increase in reserves	—	(524,325)	—	—

	(92,970,559)	(58,868,520)	(47,233,001)	10,763,229

Net cash provided by / (used in) operating activities	(56,851,702)	(23,905,073)	(59,711,983)	44,308,259

Note 31 Reconciliation To US GAAP

No material adjustments are required to be made to the Financial Statements of South Pacific Tyres and Controlled Entities for the year ended 30 June 2003 to ensure compliance with US GAAP. The only adjustment, of a non material nature, which would be required would be the elimination of the Asset Revaluation Reserve recorded within equity under AGAAP, and the elimination of the impact of the incremental depreciation charge which emanated therefrom.

The annual depreciation charge under US GAAP would be $125,000 lower than the amount reflected in the AGAAP financials.

This adjustment would result in a reduction in US GAAP equity of $10.6 million at 30 June 2003 ($10.7 million at 30 June 2002)

PART III

South Pacific Tyres - Statutory Accounts Year Ended 30 June 2003

Directors’ Declaration

South Pacific Tyres and Controlled Entities

In the opinion of the directors of South Pacific Tyres (“the partnership”):

(a)	the partnership is not a reporting entity;

(b)	the financial statements and notes, set out on pages 133 to 172, are in accordance with the Corporations Act 2001, as required by Section 11 of the Partnership Agreement, including:

(i)	giving a true and fair view of the financial position of the partnership as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the year ended on that date, in accordance with the basis of accounting described in Note 1; and

(ii)	complying with Accounting Standards in Australia to the extent described in Note 1 and the Corporations Regulations 2001; and

(c)	there are reasonable grounds to believe that the partnership will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

/s/ HUGH D. PACE	10/8/2003

Director	Date

/s/ DAVID GRAHAM	10/8/2003

Director	Date

South Pacific Tyres – Statutory Accounts Year Ended 30 June 2003

INDEPENDENT AUDIT REPORT

The Partners

South Pacific Tyres

We have audited the accompanying consolidated statement of financial position of South Pacific Tyres Partnership (the Partnership) as of June 30, 2003 and 2002, and the related consolidated statement of financial performance and cash flows as set out on pages 133 to 172. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of June 30, 2003 and 2002, and the results of its operations and its cash flows, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as it relates to Partnership is presented in Note 31 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the years ended June 30, and partners’ equity as of June 30, 2003 and 2002, to the extent summarized in Note 31 to the consolidated financial statements.

/s/ KPMG

Dated in Melbourne, Australia this 24th day of October, 2003

PART III

Item 19 : Exhibits

EXHIBIT INDEX

1.1*	Constitution of Ansell Limited (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.1*	Co-ordination Agreement—Sale of Pacific Brands dated November 30, 2001 made between Pacific Dunlop Limited, Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Vita Pacific Pty Ltd, Pacific Dunlop Holdings (NZ) Limited, Pacific Dunlop Holdings (Europe) Ltd, Pacific Dunlop Holdings (USA) Inc, PD International Pty Limited, Pacific Dunlop Holdings (Singapore) Pte Ltd, PD Holdings (Malaysia) Sdn Bhd, PD Licensing Pty Ltd, Niblick Pty Ltd, Cliburn Investments Pty Ltd, and PD Shared Services Holdings Pty Ltd (as sellers) and PB Holdings NV, Pacific Brands Holdings Pty Ltd, Pacific Brands Household Products Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sport & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as buyers) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.2*	Sale of Business Agreement, Pacific Brands—Australia dated November 30, 2001 made between Pacific Dunlop Limited, Textile Industrial Design and Engineering Pty Ltd, Union Knitting Mills Pty Ltd, Boydex International Pty Ltd, Foamlite (Australia) Pty Ltd, Vita Pacific Pty Ltd, PD Licensing Pty Ltd, Niblick Pty Ltd and Cliburn Investments Pty Ltd (as sellers) and Pacific Brands Holdings Pty Ltd, Pacific Brands Footwear Pty Ltd, Pacific Brands Sport & Leisure Pty Ltd, Pacific Brands Clothing Pty Ltd, Pacific Brands Household Products Pty Ltd, and PB Holdings NV (as buyers) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.3*	Sale of Business Agreement dated November 30, 2001 between Pacific Dunlop Limited, Pacific Dunlop Holdings (NZ) Limited, PD Licensing Pty Ltd and Pacific Brands Holdings (NZ) Ltd (as sellers) and PB Holdings NV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.4*	Letter Agreement dated November 30, 2001 between PB Holdings NV (as buyer) and PD Holdings (Malaysia) Sdn Bhd (as Seller) regarding proposed sale of shares of Restonic (M) Sdn Bhd (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.5*	Share Sale Agreement, PD Shared Services LSM Pty Ltd dated November 30, 2001 between PD Shared Services Holdings Pty Ltd and Pacific Dunlop Limited (as sellers) and Pacific Brands Holdings Pty Ltd (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.6*	Share Sale Agreement, Pacific Brands (Fiji) Limited dated November 30, 2001 between P.D. International Pty Ltd and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.7*	Share Sale Agreement, Pacific Dunlop Holdings (Hong Kong) Limited dated November 30, 2001 between Pacific Dunlop Limited and P.D. International Pty Ltd (as sellers) and PB Holdings NV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.8*	Share Sale Agreement, PT Barlei Indonesia dated November 30, 2001 between PD International Pty Ltd and Pacific Dunlop Holdings (Singapore) Pte Ltd (as sellers) and PB Holdings BV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

Item 19 : Exhibits

EXHIBIT INDEX (continued)

4.9*	Share Sale Agreement, Pacific Brands (UK) Ltd dated November 30, 2001 between Pacific Dunlop Holdings (Europe) Limited and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.10*	Stock Purchase Agreement, PacBrands USA Inc dated November 30, 2001 between Pacific Dunlop Holdings (USA) Inc and Pacific Dunlop Limited (as sellers) and PB Holdings NV (as buyer) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.11*	Share Sale Agreement, Bonds Industries Limited dated November 30, 2001 between Pacific Dunlop Limited (as seller) and Pacific Brands Holdings Pty Ltd and PB Holdings NV (as buyers) (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.12*	Letter Agreement dated November 30, 2001 between Pacific Dunlop Limited and PB Holdings NV relating to the Shares Agreement Australia, Shares Agreement USA and Novare Shares Agreement (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.13*	Letter Agreement dated November 30, 2001 between Pacific Dunlop Limited and PB Holdings NV relating to the Shares Agreement Indonesia, Shares Agreement Fiji, Shares Agreement Hong Kong and Shares Agreement UK (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on December 30, 2002).

4.14*	Australian Deed dated October 19, 2001 made between The Goodyear Tire & Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Pacific Dunlop Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited in relation to the restructuring of the South Pacific Tyres (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.15*	Co-ordination Deed dated October 19, 2001 made between The Goodyear Tire & Rubber Company, Goodyear Tyres Pty Ltd, Goodyear Australia Pty Ltd, Pacific Dunlop Limited, Pacific Dunlop Tyres Pty Ltd and Tyre Marketers (Australia) Limited, Goodyear New Zealand Limited, Pacific Dunlop Holdings (NZ) Limited and South Pacific Tyres NZ Limited in relation to the restructuring of the South Pacific Tyres (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.16*	Sale of Business Agreement dated September 20, 2001, made between the following Pacific Dunlop Group Companies: Ashdown Enterprise (Wholesale) Pty Ltd, The Distribution Group Pty Limited, The Distribution Group Holdings Pty Limited, PD Licensing Pty Limited, TDG Warehousing Pty Ltd and Pacific Dunlop Limited (as sellers) and Automotive Parts Group Limited and Automotive Parts Group Holdings Limited (as buyers) in relation to the sale of Pacific Automotive in Australia (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.17*	Agreement for the Sale of Australian business dated February 26, 2001, made between Sara Lee Apparel (Australasia) Pty Limited and Sara Lee Corporation (the sellers) and Pacific Dunlop Ltd (the buyer) in respect of the Sara Lee Apparel business (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

4.18*	Form of agreement with non-Executive Directors of Pacific Dunlop Limited in relation to benefits upon retirement (incorporated by reference to File No. 0-15850, Form 20-F, filed by the Registrant on November 9, 2001).

7.1	Computation of the Ratio of Earnings to Fixed Charges.

12.1	Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(b) or

Item 19 : Exhibits

EXHIBIT INDEX (continued)

15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Previously filed.