Form 20-F/A
period 2003-06-30
ANSELL LTD
filed 2004-01-15
CIK 791440

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

EXPLANATORY NOTE REGARDING AMENDED FORM 20-F

The purpose of this amendment is to amend and restate Item 4B “Business Overview” – “Regulation and Environmental Matters” – “Government Regulation” – “United States.”

PART I

Item 4 : Information on the Company

4B Business Overview

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

1

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

Ansell’s condom manufacturing facilities in Bangalore, India and Surat Thani, Thailand were placed on Level 2 detention in March 2003. The import alerts remained in effect for approximately 1 month and were lifted in April 2003. Ansell’s glove manufacturing facility in Shah Alam, Malaysia was placed on Level 1 detention in October 2002. The import alert remained in effect for 3 months and was lifted on January 6, 2003. See also Item 5A “Operating Results.”

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

2

PART III

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Ansell Limited

Registrant

/s/ Rustom Jilla

Rustom Jilla

Chief Financial Officer

Dated: January 14, 2004

3

PART III

Item 19 : Exhibits

EXHIBIT INDEX

7.1	*	Computation of the Ratio of Earnings to Fixed Charges.

12.1		Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2		Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

13.1	*	Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Previously filed.

4