Form 20-F
period 2004-06-30
ANSELL LTD
filed 2005-03-29
CIK 791440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2004

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

Ordinary Shares – 176,310,916 (at 30 June 2004)**

**	This figure includes 1,140,936 shares represented by the 285,234 American Depositary Shares outstanding on 30 June 2004.

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

The following selected financial data for the five year period ended 30 June 2004 has been derived from Ansell Limited’s audited consolidated financial statements (the “Financial Statements”) and should be read in conjunction with and are qualified in their entirety by reference to those statements and accompanying notes thereto. Such Financial Statements have been audited by KPMG, Independent Registered Public Accounting Firm.

Except as set forth below, Ansell Limited’s consolidated financial statements are prepared in accordance with Australian GAAP, which varies in certain material respects from U.S. GAAP. For discussion of the major differences and a reconciliation of the material differences between Australian GAAP and US GAAP as they relate to Ansell Limited, see Notes 39 and 40 to the Consolidated Financial Statements. Refer Note 39(r) for details regarding the restatement of certain amounts in the US GAAP results for the years ended 30 June 2003, 2002, 2001 and 2000.

In millions of A$, except per share & per ADS amounts	For Years Ended 30 June
	2004	2003	2002	2001	2000
STATEMENT OF FINANCIAL PERFORMANCE DATA
Amounts prepared in accordance with Australian GAAP :
Sales revenue (excluding South Pacific Tyres)	1,113	1,294	2,223	4,157	5,726
Profit/(loss) before income tax	94	80	(57)	54	(53)
Income tax expense	21	27	56	190	30
Outside equity interest after tax	2	3	(3)	(3)	(4)
Net profit/(loss) after income tax	71	50	(116)	(139)	(87)
Amounts prepared in accordance with US GAAP (Restated) :
Sales revenue from continuing operations	1,113	1,294	1,414	1,412	1,173
Income/(loss) from continuing operations	83	69	(126)	(281)	(33)
Net income/(loss)	90	51	(172)	(207)	(42)
SHARE INFORMATION (1)
Amounts prepared in accordance with Australian GAAP :
Number of shares on issue (millions)	177	187	188	188	209
Basic Earnings per share ($’s)	0.39	0.27	(0.62)	(0.72)	(0.42)
Basic Earnings per ADS ($’s)	1.56	1.08	(2.48)	(2.88)	(1.68)
Dividends provided for or paid	31	—	—	47	103
Dividends per ordinary share ($’s)	0.17	—	—	0.05	0.10
Dividends per ADS ($’s)	0.68	—	—	0.20	0.40
Dividends per ADS – US$ (2)	0.48	—	—	0.10	0.23
Amounts prepared in accordance with US GAAP (Restated) : (3)
Basic Earnings per share – continuing operations (4) ($’s)	0.46	0.37	(0.67)	(1.45)	(0.16)
Basic Earnings per ADS – continuing operations ($’s)	1.84	1.48	(2.68)	(5.80)	(0.64)
Basic Earnings per share – net income/(loss) ($’s)	0.50	0.27	(0.92)	(1.07)	(0.20)
Basic Earnings per ADS – net income/(loss) ($’s)	2.00	1.12	(3.68)	(4.28)	(0.80)
STATEMENT OF FINANCIAL POSITION DATA (AT YEAR END)
Amounts prepared in accordance with Australian GAAP :
Current assets	749	761	822	1,803	3,344
Total assets	1,499	1,579	1,833	3,476	5,086
Current liabilities	404	368	389	1,450	2,863
Non-current liabilities	283	366	568	960	723
Shareholders’ equity	812	845	876	1,066	1,500
Amounts prepared in accordance with US GAAP (Restated)(3) :
Current assets	749	761	821	1,802	3,342
Total assets	1,591	1,615	1,844	3,546	5,190
Current liabilities	405	367	389	1,427	2,797
Long term debt (including leases)	236	320	517	862	628
Shareholders’ equity	880	864	874	1,139	1,653

PART I

Item 3 : Key Information

3A	SELECTED FINANCIAL DATA (continued)

(1)	Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on 12 April 2002. Where appropriate prior year comparatives have been adjusted to take into account this share consolidation.

(2)	US$ amount of A$ dividends translated at the Noon Buying Rate on the respective A$ dividend payment dates, which represents approximately the actual US$ dividend paid to holders of American Depositary Shares (ADSs) by the Depositary.

(3)	The principle differences between Australian GAAP and US GAAP are explained in Notes 39 and 40 to the Consolidated Financial Statements.

(4)	Diluted earnings per share are the same as basic earnings per share.

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

The rate of exchange of A$1.00 to US$ based on the noon buying rate 28 February 2005 was 0.7880.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 to US$ based on the noon buying rate.

For the last six months

US$ per A$1.00	High	Low
February 2005	0.7922	0.7650
January 2005	0.7765	0.7553
December 2004	0.7819	0.7515
November 2004	0.7905	0.7464
October 2004	0.7484	0.7203
September 2004	0.7256	0.6880

For the last five fiscal years

US$ per A$1.00	2004	2003	2002	2001	2000
Average Rate (1)	0.7016	0.5865	0.5221	0.5377	0.6280

(1)	The average of the noon buying rate on the last business day of each calendar month during the period.

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

Due to the worldwide locations of Ansell’s manufacturing facilities, a substantial portion of costs are incurred in currencies other than Australian dollars, primarily the U.S. dollar and currencies of various Southeast Asian countries. In fiscal years 2002, 2003 and 2004 all Ansell’s manufacturing costs in respect of its continuing operations were denominated in currencies other than Australian dollars.

Similarly, due to the worldwide presence of Ansell’s customer base, a substantial portion of net sales is realised in various currencies other than Australian dollars, primarily U.S. dollars, Euros and to a lesser extent British pounds, Canadian dollars and several other currencies. For each of fiscal years 2002 and 2003, approximately 95% and in 2004 approximately 94% of net sales were denominated in currencies other than Australian dollars. Net sales and costs are not aligned in certain regions, which limits natural currency hedges.

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

In fiscal year 2004, approximately 89% of the Ansell’s manufacturing operations, measured in terms of cost of production, and approximately 61% of Ansell’s net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we have operations that could adversely affect the financial results, restrict Ansell’s ability to expand or limit the current operations.

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

Ansell, and other companies in its industry, are currently defendants in numerous product liability lawsuits alleging fault for allergic reactions to natural rubber latex gloves experienced by some users. As of 30 June 2004, Ansell was a defendant along with other manufacturers and distributors of latex gloves in 46 lawsuits filed in the United States on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves.

PART I

Item 3 : Key Information

3D	RISK FACTORS (continued)

The lawsuits allege, among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. As of 30 June 2004, the 46 lawsuits pending against us in the United States represented approximately 50% of outstanding latex related cases filed against all defendants in the United States.

In the United States, we had 367 and 313 latex allergy lawsuits pending against us at 30 June 2002 and 30 June 2003, respectively. We are unable to anticipate how many additional plaintiffs may file similar lawsuits or how many lawsuits may be filed in other countries.

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

Ansell accounted for approximately 4% of worldwide liquid natural latex consumption in fiscal 2004.

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

PART I

Item 4 : Information on the Company

OVERVIEW

The fiscal year of Ansell Limited (“Ansell Limited” or the “Company,” which, unless the context otherwise requires, includes Ansell Limited and its consolidated subsidiaries) ends on 30 June. The fiscal year ended 30 June 2004 is referred to herein as “2003-2004” or “fiscal year 2004” and other fiscal years are referred to in a similar manner.

This Annual Report contains forward looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Annual Report the words “anticipate,” “estimate,” “believe,” “expect,” “potential,” “should” and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make numerous assumptions with respect to the Company’s operations, potential exposure, industry performance, general business, economic and regulatory conditions, access to markets and materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialise or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected. The Company believes that a number of important factors could cause the Company’s actual results to differ from those that may have been or may be projected in forward looking statements made by or on behalf of the Company from time to time. These factors include the economic situation in those areas of the world where the Company has substantial operations, customers or consumers, foreign currency exchange rates, the success of the Company’s business strategies including cost cutting and consolidations, the ability of the Company to take advantage of growth opportunities through acquisitions, the positioning of business segments, future production output capacity, litigation, environmental risks, and risks of derivative instruments. See also “Risk Factors” in Item 3 of this Annual Report. The forward looking statements in this Annual Report are contained principally under Item 5 – “Operating and Financial Review and Prospects.”

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

As part of the agreement, an option in favour of the Company was executed (exercisable between August 2005 and August 2006) which enables the Company to put the business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements the Company is not required to contribute any further cash, its contribution being limited to its equity invested of $140 million and its current loans of $56.3 million.

As a result of this agreement, the Company effective 1 July 2001, discontinued its past practice of including 50% of the result of South Pacific Tyres (after elimination of intercompany items) in its statements of income prepared under Australian GAAP. The Company’s interest in the South Pacific Tyres Partnership is carried as an investment.

Also effective 31 August 2001 the Company took full ownership of the Novare joint venture by acquiring Accenture’s 50% interest for $19.3 million.

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

The Company also progressed its Occupational Value Proposition (OVP), an exciting and radically different approach begun at Ford Motor Company in 2001, to move Ansell “from products to solutions” by developing our expertise in guiding customers in hand injury reduction techniques using our products and know-how. During fiscal 2003 the Company progressed OVP from concept through to trials completed successfully in potential customers’ production facilities.

During the 2004 fiscal year, the Company moved into the second phase of Operation Full Potential resulting in the activities, capabilities and program structure being integrated into the respective business segments.

Also during fiscal 2004 Ansell continued its successful push to help customers change the way they manage their hand protection costs to focus on the total value of hand protection rather than the more traditional concentration on glove procurement cost. This approach has lead to a number of significant glove contracts during the year.

The Company also adopted the globally recognised Six Sigma operational excellence methodology during the 2004 fiscal year. This methodology has a focus on improving customer satisfaction and delivering on customer expectations by reducing variations in products and processes.

The Company’s registered head office is located at 678 Victoria Street Richmond, Victoria, Australia. Its telephone number is (61 3) 9270 –7270 and fax number is (61 3) 9270-7300. Further information can be found by viewing the Company’s website www.ansell.com. However, such information is not part of this Annual Report.

Refer to Item 5.B for information on the Company’s principal capital expenditures and divestitures since the beginning of the last three financial years. There are no material capital expenditures or divestitures currently in progress.

PART I

Item 4 : Information on the Company

4B	Business Overview

ORGANIZATION

Although the Company continues to be listed on the Australian Stock Exchange and maintains its registered head office in Australia, its operational head office is located in Red Bank, New Jersey, USA. The Company’s Chief Executive Officer, Chief Financial Officer and most of the senior management team are based in New Jersey.

ANSELL HEALTHCARE

Ansell Healthcare provides essential healthcare barrier protection against injury, infection and contamination for millions of people at work, in medical situations, in the home and in special environments, such as food preparations and microelectronics.

The following table sets forth certain information with respect to Ansell Healthcare for the periods and dates indicated.

	For Years Ended 30 June
$ in millions	2004	2003	2002
Sales	1,113	1,294	1,414
Operating Profit	146	160	162
Gross Assets (1)	663	707	865
Employees	11,509	11,991	12,118

(1)	Gross assets exclude cash, goodwill and brand names.

Ansell operates in three broad market segments: Professional Healthcare (surgeons’ and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves). The Company is organized across three geographic regions – the Americas, Europe and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams. More than 48 percent of Ansell’s sales in fiscal year 2004 were in the Americas, with a further 36 percent in the European region and the balance in Asia Pacific. Refer to Item 5.A. for additional information on the breakdown of total revenues by category of activity and geographic market.

Medical gloves are marketed principally under the umbrella brands of Ansell and Ansell Perry and specific product brands include Gammex, Conform, Encore, Nutex, MicrOptic, X-AM, Synsation, Dermaclean, Nitratouch, Allergard, Surgikos, Maxxus, Neutralon, Ultralon, Dispos-a-Glove, Micro Touch Ultra and Micro Touch Plus.

Ansell Healthcare believes it is one of the world’s largest manufacturers and marketers of synthetic dipped and sewn industrial gloves, which are principally branded Ansell Edmont. Specific product brands include Ansell, Nitrilite, Solvex, Hycron, Golden Needles and HyFlex.

Condom brands include Lifestyles, Mates, Mannix, Contempo, Primex, Chekmate and Kama Sutra.

Refer to Item 5.C for additional information on new product development.

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

The Operations and Supply Chain group support product flows to the markets through 15 global production facilities located in Asia, North America and the UK. Almost 80% of the product sourced is manufactured at these facilities with the balance outsourced under strict quality and performance specifications.

PART I

Item 4 : Information on the Company

4B	BUSINESS OVERVIEW (continued)

ANSELL HEALTHCARE (continued)

Each on Ansell’s products faces competition from a variety of sources, including international and local producers. Major international competitors include SSL International PLC, the world leader in condoms; Regent, which produces medical surgical gloves; Allegiance (a Division of Cardinal Healthcare), which manufacturers and distributes medical examination and surgical gloves; MAPA, (a subsidiary of the French TOTAL group) which produces household and light industrial gloves and condoms; Kimberley Clark Corporation, a U.S. company that manufacturers and markets disposable latex and synthetic glove products; Sempermed (a Division of Austria’s Semperit), which produces disposable medical gloves; and Church & Dwight, which is a major producer of condoms in the United States.

Ansell Healthcare’s operations are not impacted by seasonal factors.

Discontinued Operations

Since the mid 1990’s the Company has pursued a policy of divesting major businesses to enable greater focus on the Ansell Healthcare operations. The divestments were largely completed by the end of fiscal 2002 with principally only the investment in the South Pacific Tyres (SPT) business remaining within discontinued operations (refer Item 4A). SPT is not treated as discontinued for US GAAP reporting.

The following table sets forth certain information with respect to these discontinued operations for the periods and dates indicated.

	For Years Ended 30 June
$ in millions	2004	2003	2002
Sales	—	—	809
Operating Profit	—	—	61
Gross Assets (1)	210	223	253
Employees	—	—	—

(1)	Gross assets exclude cash, goodwill and brand names.

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

REGULATION AND ENVIRONMENTAL MATTERS

Government Regulation

The products Ansell manufactures are subject to regulations of varying degrees in each of the countries in which the Company markets its products. These regulations have been particularly advanced in the United States by the Safe Medical Devices Act of 1990 and in Europe, with the completion of the work required by the Single European Act of 1986 and its on-going implementation. In addition, harmonisation of regulatory requirements and reciprocity of testing procedures and data, on an international basis, has led to the adoption of an international quality management system standard, which is being implemented progressively by various regulatory authorities including the FDA and the Commission of the European Union.

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

The FDA has periodically inspected most of Ansell Healthcare’s condom and medical glove manufacturing facilities, including Ansell Healthcare’s overseas manufacturing facilities and has made observations on how manufacturing operations could be improved. In upgrading manufacturing facilities to address the FDA’s observations and evolving technology and to otherwise comply with QSR/GMP requirements, we have and will continue to expend time, monies and efforts in the areas of product and quality control.

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

REGULATION AND ENVIRONMENTAL MATTERS (continued)

United States (continued)

A facility can be removed from Level 3 only by showing the FDA that the facility complies with QSR/GMP requirements based on an acceptable FDA inspection or a certification by the facility based on an independent audit by a qualified third party. After this, the facility will be placed on Level 1 detention and must seek removal from that status as described above.

Ansell’s condom manufacturing facilities in Bangalore, India and Surat Thani, Thailand were placed on Level 2 detention in March 2003. The import alerts remained in effect for approximately 1 month and were lifted in April 2003. Ansell’s glove manufacturing facility in Shah Alam, Malaysia was placed on Level 1 detention in October 2002. The import alert remained in effect for 3 months and was lifted on January 6, 2003. See also Item 5A “Operating Results”.

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

Ansell Healthcare is also required to comply with regulations governing packaging waste, including Directive 94/62/EEC, which requires that certain percentages of waste material must be reused or recycled in every European Union country. The required percentage will increase over the next few years. Ansell Healthcare must also show compliance with Directive 46/95/EEC, which regulates the privacy of personal data on customers and individuals submitting complaints.

PART I

Item 4 : Information on the Company

4B	Business Overview (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

Other Government Regulation

Whether or not FDA clearance is obtained for a new product, approval or clearance of a product by regulatory authorities in foreign countries may be required prior to the commencement of sales of the product in such countries. The requirements governing product approvals or clearances vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. There are also several local country quality marks that, although not required, are essential to sales in various countries.

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

Details of other regulatory and environmental matters are referred to in Note 36 to the Consolidated Financial Statements contained within Item 18.

4C	ORGANISATIONAL STRUCTURE

Note 37 to the Financial Statements included in Item 18 contains a listing of the Company’s subsidiaries, their countries of incorporation and the Company’s proportion of ownership interest in each.

4D	PROPERTY, PLANTS AND EQUIPMENT

Set out below is a breakdown by geographic location of the Company’s manufacturing facilities (with distribution facilities attached to manufacturing facilities not counted separately), as at 30 June 2004.

Geographic Region	Products Produced	No. of Manufacturing Facilities
United States	Industrial gloves	3
Malaysia	Household, surgical and examination gloves	3
United Kingdom	Industrial gloves	1
Thailand	Household, surgical and examination gloves and condoms	2
Mexico	Industrial gloves	2
Sri Lanka	Industrial and surgical gloves	1
India	Surgical gloves and condoms	3

Total		15

The Company’s material leased properties are as set forth below:

Country	City	Floor Space (Sq ft)	Use
Premises/Property:
Australia	Richmond	29,750	Corporate
England	Tamworth	26,000	Manufacturing, Warehousing
England	Surbiton	9,000	Marketing
England	Newark	12,000	Marketing
Germany	Munich	7,000	Marketing
France	Paris	27,000	Marketing
Belgium	Brussels	22,000	Marketing
Belgium	Aalst	56,000	Warehousing
USA	Red Bank	45,877	Marketing, Corporate
USA	Dothan	82,000	Manufacturing, Warehousing
Mexico	Juarez	219,000	Manufacturing
Property Only:
Sri Lanka	Colombo	1,080,000	Manufacturing

PART I

Item 4 : Information on the Company

4D	PROPERTY, PLANTS AND EQUIPMENT (continued)

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

No major encumbrances on material tangible fixed assets or environmental issues exist that may affect the Company’s utilisation of the assets.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS

The following discussion and analysis is based upon or derived from the Consolidated Financial Statements included in this Annual Report, which are prepared in accordance with Australian GAAP.

Notes 39 and 40 to the Consolidated Financial Statements contain a discussion of the major differences between Australian GAAP and U.S. GAAP and reconciliation to U.S. GAAP.

The following tables set forth the contributions of each business group to sales revenue and operating profit of the Company for the fiscal years ended 30 June 2002, 2003 and 2004:

OPERATING REVENUE BY BUSINESS GROUP (1)

(EXCLUDING UNALLOCATED & NON RECURRING ITEMS (2))

	For Years Ended 30 June
$ In millions	2004	% change	2003	% change	2002
Occupational Healthcare	545	(12.8%)	625	(2.3%)	640
Professional Healthcare	382	(15.7%)	453	(17.2%)	547
Consumer Healthcare	186	(13.9%)	216	(4.8%)	227

Total Healthcare	1,113	(14.0%)	1,294	(8.5%)	1,414
Discontinued Businesses	—	—	—	—	809

Total Operating Revenue	1,113	(14.0%)	1,294	(41.8%)	2,223

(1)	The sales figures in this table exclude intergroup sales. There were no significant intergroup sales during any of these three fiscal years.

(2)	Refer to Industry Segments in Item 18 Financial Statements for details of Non Recurring Items.

OPERATING PROFIT BEFORE TAX (1)

	For Years Ended 30 June
$ in millions	2004	% change	2003	% change	2002
Occupational Healthcare	74	17.5%	63	70.3%	37
Professional Healthcare	41	(24.1%)	54	(41.9%)	93
Consumer Healthcare	32	(25.6%)	43	30.3%	33
Unallocated Items and Eliminations	(35)		(48)		(57)
Non Recurring/Discontinued Businesses	(2)		(6)		(108)
Net Interest, including borrowing costs	(17)		(27)		(55)

Total Operating Profit Before Tax	93	17.7%	79		(57)

(1)	The operating profit figures in this table exclude unrealised operating profit on inventory which has been purchased by one business group from another.

SALES REVENUE BY GEOGRAPHIC MARKET

The following table sets forth the Company’s sales revenue from continuing businesses by geographic market for the fiscal years ended 30 June 2002, 2003 and 2004. The revenue has been classified by location of the customer and excludes intergroup sales.

	For Years Ended 30 June
$ in millions	2004	2003	2002
Australia, New Zealand and Southeast Asia	168	174	170
North, Central and South America	545	656	800
Europe	400	464	444

Total	1,113	1,294	1,414

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

RESULTS OF OPERATIONS

Consolidated

Ansell Limited recorded a profit after tax to shareholders of $70.7 million for the year ended 30 June 2004, which was 42% higher than the profit of $49.9 million in the previous year due to improved margins and lower expenses, net interest and taxation.

Operating Revenue

Total revenue in 2003/2004 of $1,131.1 million included other revenue of $5.3 million, which related to proceeds from the sale of non-current assets. Total revenue in 2002/2003 was $1,320.1 million compared with $3,190.4 million in 2001/2002 which included $939.7 million of proceeds from the sale of businesses.

Sales revenue in 2003/2004 from Healthcare businesses (Occupational, Professional and Consumer) was $1,113.3 million, compared with $1,293.6 million in 2002/2003 and $1,414.2 million in 2001/2002. The decrease in sales revenue over the last two years was largely due to the strengthening of the Australian dollar against the US dollar.

Operating Profit from Ordinary Activities before Income Tax Expense

Ansell Limited recorded an Operating Profit of $93.3 million for 2003/2004, compared to a profit of $79.3 million for 2002/2003 and a loss of $57.2 million in 2001/2002.

A review of the carrying value of all assets in 2002/2003 resulted in the write-down in the value of the Company’s non-core investment in Ambri Limited. A non-recurring, non-cash write-off of $6.1 million was incurred to bring the book value of Ansell Limited’s investment into line with the market price of the shares.

The 2001/2002 result was impacted by a $99.9 million write-down of all amounts owing by and shares held in Exide Technologies of the USA, as a result of this company filing for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In addition, the manufacturing facility at Troy, Alabama in the USA was written-down by $63.1 million, following its announced closure. The 2001/2002 result also included a net gain of $25.7 million on the divestiture of businesses.

Income Tax Expense

Income tax expense for the year was $20.7 million, compared to the previous year’s $26.8 million and $55.8 million for 2001/2002. In the 2004 fiscal year the Company continued to benefit from the utilisation of unbooked US tax losses.

The 2001/2002 tax expense included the write off of tax balances attributable to the Australian operations of $15.2 million.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

ANSELL HEALTHCARE

YEAR ENDED JUNE 2004 V JUNE 2003

Ansell Healthcare’s sales of $1,113.3 million were 13.9% lower than the previous year, while operating profit of $146.3 million was 8.3% lower. Sales and operating profit were both materially impacted by currency movements, compared to the prior period.

Occupational Healthcare

Sales of $545.2 million were lower than the previous year by 12.9% while operating profit of $74.2 million was higher by 18.0%. Operating profit margin increased from 10.1% to 13.6%.

This segment accounted for approximately 49% of Ansell Healthcare’s total revenues and 51% of operating profit.

The expanding Hyflex® family of products continued to drive sales with substantial year on year growth. Sales of traditional knitted gloves were stronger in the second half of the year as increased production improved product availability. The knitting plant in North Carolina, USA was closed and the Mexico knitting plants’ results improved significantly due to this consolidation and improved production process.

Benefits are beginning to flow from our growing and innovative proprietary selling programs – Safety Net™ in Europe and Ansell Value Proposition in North America.

Professional Healthcare

Sales of $381.8 million were lower than the prior period by 15.6% while operating profit of $40.5 million was lower by 24.9%. Operating profit margin decreased from 11.9% to 10.6%.

This segment accounted for approximately 34% of Ansell Healthcare’s revenue and 27% of operating profit.

In the USA, recovery in the surgical business was slower then expected as we continued to concentrate on our market share recovery program assisted by product improvements. Profitability in Europe and Australia was impacted by currency-associated price reductions and worldwide by examination glove competitive price pressures and latex cost increases. Surgical glove sales in Europe were lower in the first half following a strategic decision to reduce our reliance on private label customers in favour of sales of Ansell branded product. We did however gain market share in surgical gloves in France. Sales of examination gloves in Europe improved in the second half of the year as prices were adjusted to meet the competitive environment created by a stronger Euro.

Consumer Healthcare

Sales of $186.3 million were lower than the prior period by 13.8%, while operating profit of $31.6 million was lower by 26.2%. Operating profit margin decreased from 19.8% to 17.0%.

This segment accounted for approximately 17% of Ansell Healthcare’s revenues and 22% of operating profit.

Condom volumes increased by 7% year on year primarily due to bid contracts in both Brazil and India. Retail condom results were essentially flat in all regions, where new retail entrants and heightened competition in several markets, particularly the UK, adversely impacted sales growth and caused additional selling and advertising expenditure. We remained in partnership with Freudenburg Household Products, our global distributor of Household gloves. However Household glove sales in the second half of the year were below the same period in the prior year primarily due to reductions and clearances of older technology products in anticipation of deliveries in the coming year of the new Foamlined gloves.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

YEAR ENDED JUNE 2003 V JUNE 2002

Ansell Healthcare’s sales of $1,293.6 million were 8.5% lower than the previous year, while operating profit of $159.6 million was 1.7% lower. Both sales and operating profit were materially impacted by currency movements compared to the prior period.

Occupational Healthcare

Sales of $624.9 million were lower than the previous year by 2.4% while operating profit of $62.9 million was higher by 70%. Operating profit margin increased from 5.8% to 10.1%.

This segment accounted for approximately 48% of Ansell Healthcare’s total revenues and 39% of operating profit.

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

Despite the sluggish global economy, Occupational Healthcare delivered positive volume, market share and profit growth.

Professional Healthcare

Sales of $452.6 million were lower than the prior period by 17.2% while operating profit of $53.9 million was lower by 41.9%. Operating profit margin decreased from 17% to 11.9%.

It accounts for approximately 35% of Ansell Healthcare’s revenue and 34% of operating profit.

During fiscal year 2003, outstanding performances in Asia Pacific and Europe were offset by first half surgeons’ gloves supply interruption in the USA and examination glove price reductions. Operating expenses were higher in the second half due to non-recurring airfreight costs in resupplying the surgeons’ gloves market and higher latex raw material costs. Surgeons’ gloves supply improved markedly in the second half, and distributor inventories returned to normal levels.

Concern about latex sensitivity among healthcare workers, increased awareness of hand hygiene and better infection control continue to drive growth, especially in the powder-free and synthetic segments of the market. In Germany, France, the UK, the Nordic region and Australia, Ansell saw very high conversion rates to powder-free gloves.

The emergence of the SARS epidemic and global awareness of the virus in fiscal year 2003 helped drive some Asian markets to disposable (single-use) products. SARS also focused the worldwide healthcare industry on the importance of better infection control procedures and the role of high-quality gloves as barriers against infection.

The examination glove market also continued to convert to powder-free and synthetic gloves. Due to the lower barriers of entry into this market, there has been an increased supply of lower-cost gloves and difficulty in differentiating our premium products, resulting in a deterioration of pricing. However, substantial cost increases in natural rubber latex raw material forced some producers of low-end examination gloves to increase their selling prices, leading to a period of more stable prices in the premium segment through the second half of the year.

PART I

Item 5 : Operating and Financial Review and Prospects

5A	OPERATING RESULTS (continued)

Consumer Healthcare

Sales of $216.1 million were lower than the prior period by 4.8%, while operating profit of $42.8 million was higher by 30.3%. Operating profit margin increased from 14.4% to 19.8%.

Consumer Healthcare is approximately 17% of Ansell Healthcare’s revenues and 27% of operating profit. Consumer Healthcare ranks in the global top 3 in the condom segment, covering both retail and public sectors.

The European Region saw gains in market share in the UK and France, based significantly on the new “Xtra Pleasure™“ condom. This success was replicated in the Asia Pacific Region, with strong improvement in New Zealand, Malaysia and Thailand. In the Americas Region, USA total branded retail condom market share held steady, while the important Public Sector segment remained strong.

DISCONTINUED BUSINESSES

YEAR ENDED JUNE 2004 V JUNE 2003

The business disposed of during 2001/2002 did not trade during the year.

YEAR ENDED JUNE 2003 V JUNE 2002

The business disposed of during 2001/2002 did not trade during the year.

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

Cash and deposits at 30 June 2004 were $318.1 million, compared with $299.8 million at 30 June 2003 and $276.9 million at 30 June 2002. Cash and deposits at 30 June 2004 included restricted deposits of $10.3 million ($13.8 million at 30 June 2003 and $18.4 million at 30 June 2002) which have been set aside to cover the provisions established to address any remaining liability of members of the Group to claims arising with respect to the Accufix Pacing Lead.

The Company believes its working capital is sufficient for the Company’s present requirements.

Net cash from operating activities

Net cash provided by operating activities for 2003/2004 was $179.2 million compared to $161.6 million in 2002/2003 and $113.1 million in 2001/2002. This included $7.1 million of non-recurring payments compared to $26.8 million in the previous year and $82.7 million in 2001/2002. In 2002/2003 payments in respect of Ansell Healthcare’s restructuring program of $15.1 million were a major component of these non-recurring payments.

Payments in respect of the Accufix Pacing Leads litigation and settlement totalled $3.1 million compared with $2.7 million in 2002/2003 and $10.7 million in 2001/2002. Payments under operating leases for the year totalled $20.0 million compared with $24.1 million in 2002/2003 and $37.5 million in 2001/2002. The Group anticipates payments of $11.8 million over the next fiscal year to 30 June 2005 in respect of current operating lease commitments, with a further $30.1 million payable during the period 1 July 2005 to 30 June 2009 and $14.4 million in subsequent years.

Net cash used in investing activities

Net cash used in investing activities was $6.4 million compared to $4.0 million provided by investing activities in 2002/2003 and $874.5 million provided by investing activities in 2001/2002. The 2001/2002 fiscal year included $936.4 million of proceeds from the sale of the Pacific Automotive and Pacific Brands businesses.

PART I

Item 5 : Operating and Financial Review and Prospects

5B	LIQUIDITY AND CAPITAL RESOURCES (continued)

Capital expenditure for the year was $13.8 million, compared to $15.4 million in 2002/2003 and $34.3 million in 2001/2002. There are no material commitments for capital expenditure at 30 June 2004. The following table presents a summary of capital expenditure by Business Segment for the past three years:

	For Years Ended 30 June
$ in millions	2004	2003	2002
Occupational Healthcare	6	3	7
Professional Healthcare	5	9	13
Consumer Healthcare	3	3	2
Discontinued Businesses	—	—	12
Corporate Services	—	—	—

Total	14	15	34

Net cash used in financing activities

Net cash used in financing activities was $153.4 million, compared with $117.8 million in 2002/2003 and $1,041.1 million in 2001/2002. The strong cash flows of the Company enabled repayment of borrowings totalling $36.6 million during the year following repayments of $79.1 million and $936.9 million in the previous two years and an on market buy back of over 11 million shares for $65.4 million in 2003/2004 and $8.2 million in 2002/2003. A further off market buy back of up to $155 million has been approved for 2004/2005.

Net debt (i.e. borrowings including bills payable less cash) again reduced during the year falling from $186.4 million in 2002/2003 to $119.3 million at the end of 2003/2004. This reduction further improved balance sheet ratios for the Group with Net Debt to Equity falling from 22.0% to 14.7% and Net Liabilities to Equity decreasing from 53.1% to 46.3%.

The Company’s long–term debt has been rated by the U.S. credit rating agencies Standard & Poor’s Rating Group and Moody’s Investors Service Inc. since 1988-89. The Company’s current ratings are as follows:

	Long Term	Outlook	Short Term
Moody’s	Ba1	Stable	Not Prime
Standard & Poor’s	BB+	Stable	B

The current ratings from both rating organisations were updated during the year.

The Company’s borrowing portfolio at 30 June 2004 had an average maturity of 816 days (previous year 699 days), and was approximately 77% fixed and 23% floating. The average cost of debt for the year was 6.15%, down from the previous year’s 6.44%.

Net interest expense and borrowing costs for the year was $16.8 million compared to the previous year’s $26.5 million and $54.7 million in 2001/2002. The reduced costs resulted from the continued reduction in net debt, a lower cost of funds as older high-cost borrowings matured and were repaid or replaced by new lower-cost borrowings and a better return on cash.

On 30 April 2004, the Company entered into a new Revolving Credit Facility comprising a US$200 million facility for 5 years and a US$50 million facility for 364 days. It is envisaged that the 5 year facility will be used to repay maturing Medium Term Notes while the short-term facility will remain available as required. The new facility will result in a reduction in future borrowing costs. There are a number of financial covenants attaching to this new facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. The interest rate for this facility is determined based on market rates at the time amounts are drawn down.

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

Ansell Healthcare spends about approximately 1.3% of sales on research and development. Product and process innovation is essential to continuing profitable growth, and approximately 10% of total sales currently come from products developed in the previous three years. Note 4 to the Financial Statements included in Items 17 and 18 contains more detailed information concerning the Company’s research and development expenditures.

The Company’s commitment to innovation and new product development was further enhanced with the establishment of Ansell Healthcare’s Science and Technology Centre in Shah Alam, outside Kuala Lumpur, Malaysia. Eleven members of the total 70-member technical staff hold PhDs, while another 16 hold masters degrees in the fields of chemistry, chemical engineering, materials and fiber technologies. Ansell also has a smaller fibre-technology centre in Seneca, South Carolina. Starting in April 2004, Ansell established small application engineering groups in four (4) of its plants to focus on technology transfer as it applies to new product & process development. These satellite centers are located in Surat Thani, Thailand; Redditch, UK; and Bermudez and Salvarcar in Mexico.

While Science and Technology was heavily involved in advancing process-related technologies for improved quality and cost-savings, the group also delivered a range of new products to the market during the past year. New products that generate, or will likely generate, significant sales are coated microthin surgical gloves, condoms with desensitizing and warming lubricants, foam-lined household gloves, a glove that magnetically detects metal particles for use in food processing, as well as a new ultrahigh cut resistant HyFlex® CR variant.

We maintain relationships with several medical and materials research institutions, such as the University of Sydney (Australia), Drexel University, Johns Hopkins University (USA) and Clemson University. Ansell also supports ongoing research at the University of Tampere in Finland and the Medical College of Wisconsin, USA. Ansell Healthcare’s sponsored research includes the identification and isolation of natural rubber latex proteins, linked to latex allergies in some people, as well as more accurate testing methods. We use the results of this research to improve the product quality and we encourage the researchers to publish their findings in the scientific journals as part of the AnsellCares® program.

The AnsellCares® Scientific Advisory Board, established in 1992, is composed of some of the leading latex allergy researchers worldwide. The Advisory Board’s charter is to direct research into critical hand barrier protection issues, such as latex and chemical allergy, factors affecting glove barrier integrity and the development of synthetic glove polymers. Research groups on three continents are responsible for numerous scientific breakthroughs, and have presented their work at many national and international allergy conferences. The output from Ansell Healthcare’s Advisory Board has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has allowed us to reduce the allergen content of Ansell Healthcare’s products. It has also provided clinicians with guidelines on how to better manage latex-sensitive healthcare workers and patients, and to reduce the risk of sensitisation for future generations. The AnsellCares® program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, and periodic lectures and seminars.

5D	TREND INFORMATION

Please refer to Item 4B – Business Overview and Item 5A – Operating Results.

5E	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

PART I

Item 5 : Operating and Financial Review and Prospects

5F	CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD IN $ MILLIONS
CONTRACTUAL OBLIGATIONS	Total	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations	236.0	—	121.3	101.6	13.1
Operating Lease Obligations	56.3	11.8	17.2	12.9	14.4
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	47.4	—	11.5	8.2	27.7

Total	399.7	11.8	150.0	122.7	55.2

5G	SAFE HARBOUR

Not applicable

5H	CRITICAL ACCOUNTING POLICIES

The preparation of the Company’s consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported turnover and costs during the reported period. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on other various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Our management has identified the following critical accounting policies.

Long-Lived Assets – Valuation

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

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•	deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	deferred tax assets are recognised only to the extent that it is virtually certain that they will be recovered.

PART I

Item 5 : Operating and Financial Review and Prospects

5H	CRITICAL ACCOUNTING POLICIES (Continued)

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

The Group has no significant long term contractual obligations for the purchase of raw materials. The Group enters into lease arrangements for office and warehouse facilities in the normal course of business with such leases ranging from one to twenty years.

PART I

Item 6 :  Directors, Senior Management and Employees

6A	DIRECTORS AND SENIOR MANAGEMENT

The business of Ansell Limited is managed by a Board of Directors of such number of not fewer than four and not more than eight as the Directors determine. At the date of this report there are six Directors in office, of which Mr D. Tough is Chief Executive Officer and Managing Director. Mr. H. Boon resigned on 30 June 2004 and was replaced as Chief Executive Officer and Managing Director by Mr. D. Tough effective 1 July 2004. There are no family relationships (within the meaning of Item 6 of Form 20-F) between any director or executive officer and any other director or executive officer.

As of 30 June 2004 the Directors of Ansell Limited were as follows:

Name	Age	Position	Year of Initial Appointment	Expiration of Current Term (1)
Edward Tweddell	63	Chairman	2001	2005
Peter L. Barnes (2)	61	Director	2001	2004
L. Dale Crandall	63	Director	2002	2005	(3)
Herbert J. Elliott	66	Director	2001	2004
Michael J. McConnell(4)(5)	38	Director	2004	2007

(1)	Other than the Chief Executive Officer, the directors are subject to re-election at the Annual General Meeting next following their appointment and retirement by rotation every three years. At least one third of the Company’s Directors (those who have served the longest since last being re-elected) retire each year and may offer themselves for re-election by the shareholders.

(2)	Mr Peter L. Barnes was re-elected by a vote of shareholders at the Annual General Meeting held in October 2004.

(3)	Mr L. Dale Crandall was appointed a Director in November 2002 and his appointment was confirmed by a vote of shareholders at the Annual General Meeting held in October 2003.

(4)	Mr. Michael J. McConnell was appointed to the Board on 16 April 2004 having actively served as alternate to Mr. Stanley P. Gold since October 2002. Mr. McConnell’s appointment was confirmed by a vote of shareholders at the Annual General Meeting held in October 2004.

(5)	Mr. Stanley P. Gold has served as alternate to Mr. Michael J. McConnell since 16 April 2004.

As of 30 June 2004 the Executive Officers (1) who were not Directors were:

Name	Position	Year of Initial Appointment	Commenced employment with Ansell Limited
Phil Corke	Senior Vice President, Human Resources & Communications	1998	1998
Werner Heintz	Senior Vice President & Regional Director – Europe	2001	1999
Rustom Jilla	Senior Vice President & Chief Financial Officer	2002	2002
Neil O’Donnell	Senior Vice President & Regional Director – Asia Pacific	2001	1988
William Reed	Senior Vice President & Regional Director – Americas	2001	1989
William G Reilly, Jr.	Senior Vice President & General Counsel	2000	2000

(1)	Executive Officers serve at the discretion of the Board of Directors.

PART I

Item 6 : Directors, Senior Management and Employees

6A	DIRECTORS AND SENIOR MANAGEMENT (continued)

The following is a brief biography of each of the Directors and Executive Officers of Ansell Limited as at 30 June 2004 and as at the date of this report:

Edward Tweddell, BSC, MBBS (HONS.), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of Australia Post and CSIRO, he is also Chairman of the Nepenthe Group Pty Ltd.

Dr Tweddell’s experience includes 10 years with a multi-national pharmaceutical company primarily involved in medical affairs and drug development, an appointment as President and Chief Executive of a consumer-products healthcare company in Japan, and 8 years as Chief Executive of an Australian-based pharmaceutical company.

Resident Adelaide. Age 63

Peter L Barnes, B.COM, (HONS.) MBA MELB

Appointed Non-executive Director in October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of The News Corporation Limited and Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes has experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in USA, Europe, Asia and Australia.

Resident Sydney. Age 61

Doug D Tough, MBA, BBA

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Mr. Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, most recently as President and Chief Executive Officer of its largest division world wide, Dr Pepper/Seven Up, North America.

Resident USA. Age 55

L. Dale Crandall, MBA UC BERKELEY, CPA

Non-executive Director since November 2002. Director of Union Bank of California, Covad Communications Group and BEA Systems, Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the United States.

Resident USA. Age 63

Herbert J Elliott, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Fortescue Metals Group Limited and Board member of Athletics Australia.

Mr Elliot has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

Resident Perth. Age 66

Michael J McConnell AB, MBA (HONS) VIRGINIA

Managing Director Shamrock Capital Advisors Inc. and Shamrock Holdings Inc. and Chairman of Shamrock’s Investment Committee. He is also a Director of Neo Technology Ventures.

Mr. McConnell was appointed to the Board in April 2004 having actively served as Alternate Director to Mr. Stanley Gold since October 2002.

Mr McConnell has an investment banking background having served with Kidder Peabody and Merrill Lynch. He received an AB from Harvard University in Economics, and an MBA with honours from The Darden School of The University of Virginia.

Resident USA. Age 38

PART I

Item 6 : Directors, Senior Management and Employees

6A	DIRECTORS AND SENIOR MANAGEMENT (Continued)

Stanley P Gold, AB, JD (Alternate to Mr. Michael J McConnell since April 2004)

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc. and President of Shamrock Capital Advisors Inc.

Resident USA. Age 61

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

Rustom Jilla

Senior Vice President and Chief Financial Officer

Mr Jilla joined Ansell Limited in 2002. Mr Jilla has extensive experience in financial roles with global companies and prior to joining Ansell was Vice President Financial Operations of Perkin Elmer Inc. This followed a successful career with BOC Group Plc from 1988-2000, in the United States and New Zealand, in planning, product management and finance culminating in the role of Vice President Finance, BOC Edwards Americas.

Neil O’Donnell

Senior Vice President and Regional Director – Asia Pacific.

Neil O’Donnell has been with Ansell since 1988 and has held a number of senior marketing roles in Australia and in the Asia Pacific region. He has been the Regional Director for the Asia Pacific region since February 2001, working to build markets throughout Asia, following a period where he ran the domestic Australian marketing operations. Prior to joining Ansell Mr. O’Donnell spent most of his career with Duracell Australia, the last eight years as CEO.

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

William G. Reilly, Jr.

Senior Vice President and General Counsel

Mr Reilly has been with Ansell since 2000 when he was appointed Senior Vice President & General Counsel. Prior to joining Ansell, Mr Reilly was Associate General Counsel of C.R. Bard Inc. from 1990 to 2000. Prior to Bard, Mr Reilly held increasingly responsible positions as senior counsel with The Hertz Corporation, McKesson Corporation, Dresser Industries and GAF Corporation.

PART I

Item 6 : Directors, Senior Management and Employees

6B	COMPENSATION

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during 2003-2004 as compensation to its Directors and its executive officers named below as a group was $10,543,867.

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

NON EXECUTIVE DIRECTORS	Cash salary and fees (a) (b) A$	Cash bonus (c) A$	Superannuation Contributions (d) A$	Notional Value of Equity Compensation (e) A$	Termination benefits A$	Other (f) $A	Total A$
E D Tweddell Chairman	234,375	—	21,094	—	—	—	255,469
P L Barnes	91,875	—	8,287	—	—	—	100,162
L D Crandall	82,500	—	7,425	—	—	—	89,925
H J Elliott	82,500	—	7,425	—	—	—	89,925
M J McConnell (g)	17,187	—	1,547	—	—	—	18,734
S P Gold(h)	65,625	—	5,906	—	—	—	71,531

MANAGING DIRECTOR AND OFFICERS(O) OF THE COMPANY AND THE GROUP

H Boon(i)(j)(l) Group Managing Director and Chief Executive Officer	966,981	419,545	356,636	537,500	2,204,960	714,893	5,200,515
P Corke (i)(l)	320,613	149,685	20,123	97,573	—	43,119	631,113
W Heintz(k)(m)	386,845	190,824	125,926	152,988	—	259,624	1,116,207
R Jilla(i)(l)	398,978	190,009	29,162	407,732	—	51,223	1,077,104
N O’Donnell	196,000	61,985	39,004	99,176	—	32,160	428,325
W Reed(i)(l)	363,401	122,118	19,605	142,945	—	58,032	706,101
W Reilly (i)(l)	334,866	159,351	19,092	97,572	—	22,139	633,020
D Tough (i)(l)(n)	124,715	—	—	—	—	1,021	125,736

(a)	Comprises the cost to the Company of cash salary, non-cash benefits, expatriate assignment costs and associated taxes.

(b)	Includes fees in connection with Board and Board Committee responsibilities.

(c)	Performance-based payments pursuant to the Company’s short-term incentive program.

(d)	For Directors includes notional contributions at the rate that satisfies Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian Superannuation fund in respect of the year ended 30 June 2004 upon advice of the Trustee. For US based Executives, includes contributions to US benefit or non-qualified pension plans as applicable and to a European pension plan for Mr Heintz. For Messrs Boon and O’Donnell it also includes an imputed notional contribution to the Australian superannuation fund calculated at an actuarial rate.

PART I

Item 6 : Directors, Senior Management and Employees

6B	COMPENSATION (continued)

(e)	In accordance with the requirements of Accounting Standards, remuneration includes a proportion of the fair value of options or Performance Share Rights (PSRs) granted or outstanding during the year pursuant to the Company’s equity-based long term incentive plan. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. No amount in respect of options or PSRs has been included in the determination of the remuneration of the Chief Executive Officer as the vesting period for these instruments commenced after balance date.

The fair value of options or PSRs is calculated at the date of the grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for the 2004 financial year are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/ PSR	Exercise Price	Share Price on Grant Date	Estimated Volatility	Risk Free Interest Rate	Dividend Yield
Options	1,000,000	12/4/2002	30/6/2006	$2.15	$6.32	$6.40	30.0%	6.0%	0.0%
Options	300,000	23/9/2002	23/9/2012	$2.66 -$2.70	$6.97	$6.88	20.0%	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35 -$2.38	$7.40	$7.74	20.0%	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	20.0%	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 -$6.12	N/A	$6.19	20.0%	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 -$7.22	N/A	$7.74	20.0%	N/A	2.0%

Estimated volatility is based on an analysis of historical share price data.

(f)	Includes cash benefits such as motor vehicle allowances, home office expenses, executive insurance, housing allowances and statutory amounts paid on termination of including accumulated annual leave and long service leave.

(g)	Mr M J McConnell was appointed as a director on 16 April 2004.

(h)	Mr S P Gold retired as a director and was appointed alternate director for Mr McConnell on 16 April 2004.

(i)	US-based Officers.

(j)	Notional value of Equity Compensation includes the notional value of 500,000 options granted in April 2002. The options, which have an exercise price of $6.32 for each share acquired, vested upon achievement of performance conditions applicable to the 2004 year.

(k)	European-based Officer.

(l)	US-based Officers are paid in US$. The average exchange rate for the period, as set out in the Financial Statements, is US$0.7016 = A$1.00.

(m)	Europe-based Officer paid in €. The average exchange rate for the period is €0.5775 = A$1.00.

(n)	Mr Tough was appointed as an Executive on 11 May 2004 and Chief Executive Officer and Managing Director on 1 July 2004.

(o)	The Officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.

The Company had agreements with each of the Non-executive Directors, which provided for benefits upon termination. These agreements were terminated at 30 June 2003.

The Company has operated two share plans for employees and Directors.

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”); and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”).

No issue of shares has been made under either Plan since February 1994. The Board determined during 1996 that no further issues of shares would be made under the Executive Plan.

PART I

Item 6 : Directors, Senior Management and Employees

6B	COMPENSATION (continued)

The Executive Plan is no longer available for new share issues. Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/94 issue – 8¼ years). While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment with the Company (other than for death, retrenchment, retirement) prior to expiration of the restriction period. Once restrictions cease, the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) or the last sale price of the Company’s ordinary shares on the Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The number of Executive Plan Shares outstanding at 30 June 2004 was 738,000 and as of 31 October 2004 was 387,000 shares. During the fiscal year, the amounts outstanding on 184,100 existing Executive Plan Shares were fully paid. From the end of the fiscal year through 31 October 2004, the amounts outstanding on an additional 351,000 Executive Plan Shares were fully paid.

Under Australian law, the Company is not required to disclose and does not otherwise disclose the number of Executive Plan Shares held by each executive officer individually, unless such executive officer is also a Director. There were no Executive Plan Shares held by Directors of Ansell Limited as of 30 June 2004.

In addition to the Executive Plan, the Company maintains an Employee Plan under which 149,763 fully paid Ordinary Shares were held as of 30 June 2004 by employees of the Company and 145,102 shares (including Ordinary Shares issued as bonus shares) were held as of 31 October 2004. The Employee Plan permits full-time and part-time employees, who have completed three or more years continuous service with the Company and who do not participate in the Executive Plan, to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as of the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company (provided that no loans will be made in contravention of applicable law, including Section 13(k) of the Securities Exchange Act of 1934) repayable, at latest, on cessation of employment. The US GAAP compensation cost component of this plan is zero for all years presented.

The shares are not transferable while a loan remains outstanding, but carry voting rights and entitlement to dividends (although dividends are applied in reduction of the loan). As of 30 June 2004, no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

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

During the 2003-2004 fiscal year, the loan liability of members in respect of 60,916 fully paid ordinary shares was discharged. From the end of the fiscal year through 31 October 2004 the loan liability in respect of an additional 4,661 fully paid shares was discharged. No new shares were issued during 2003-2004 under the Employee Plan.

The Company’s accounting policy in respect of the Employee Plan is to recognise the paid-up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount is recognised upon issue, apart from the capital paid-up on the shares, as the amount of the call payable is not known at the time of issue. Once a call has been made upon the shares and paid, the Company recognises the increase in paid-up capital. A loss of $4,366 pre tax in respect of the Employee Share Plan was recognised for the year 2003-2004, compared to a loss of $13,288 pre tax for the year 2002-2003 and in 2001-2002 a loss pre tax of $535,381.

PART I

Item 6 : Directors, Senior Management and Employees

6B	COMPENSATION (continued)

The Company adopted the Ansell Limited Stock Incentive Plan (“Stock Incentive Plan”) for the benefit of key employees of the Company. The Stock Incentive Plan provides for equity-based awards in the form of stock options and performance share rights (“PSRs”). The Board administers the Stock Incentive Plan and determines the employees eligible for awards, and the type and amount of awards that will be granted to each eligible employee. The Board can unilaterally amend or terminate the Stock Incentive Plan at any time.

In general, grants are made annually, each award being three equal tranches. Each tranche is subject to performance targets set by the Board in respect of each of the three successive years. These rights entitle the holder to an equivalent number of fully-paid ordinary shares upon achievement of the performance targets. The options may be exercised at a price based on the average of the Ansell share price on the five days preceding the grant. PSRs, when vested, are converted to fully-paid ordinary shares at no cost to the executive. Upon vesting participants are permitted to sell shares to cover tax liabilities and up to 50% of the remaining vested tranche. The balance remains restricted for a further 12 months. PSRs that have vested but remain restricted attract dividends.

During 2004 525,000 options and 150,000 PSRs were granted to Mr Tough upon his appointment as an executive, pursuant to the Plan. The options, which are subject to performance conditions, have an exercise price of $7.40, are not exercisable until one year after they vest and will lapse if not exercised on or before 30 June 2014. The PSRs convert to shares at no cost to the executive upon satisfaction of performance conditions. Both the options and PSRs were granted in three tranches, and are subject to the achievement of long-term performance targets and stretch targets established by the Board. Targets for financial year 2005 and future years are yet to be finalised and are subject to further Board consideration of the next stage of the Company’s development under the leadership of the new Chief Executive Officer. The vesting period for both the options and PSRs commenced 1 July 2004.

The options granted to Mr Boon have now vested. The first tranche of 500,000 options are now exercisable at $6.32 for each share acquired. The second tranche of 500,000 options may be exercised, again at $6.32 for each share acquired, after 30 June 2005. Both tranches of options may only be exercised prior to 30 June 2006.

During the 2003 financial year Mr Jilla was granted 300,000 options in three equal tranches of 100,000 options, each with an exercise price of $6.97 and subject to certain performance targets aligned to EBITA of the Ansell Healthcare business and the achievement of certain financial ratios for the 2003-2005 financial years. In respect of the first two tranches the performance targets have been met and these options have vested. The first tranche is exercisable after 30 June 2004, the second after 30 June 2005. These options expire on 23 September 2012.

During 2003 437,500 PSRs, exercisable in three equal tranches, were granted to senior Group executives pursuant to the Plan. The performance targets applicable to the first two tranches have been met and those tranches have vested. The third tranche is subject to the achievement of performance targets for the 2005 financial year.

During 2004 a further 665,000 PSRs, exercisable in three equal tranches, were granted to executives (including those granted to Mr Tough). The performance targets in respect of the first tranche of PSRs granted in the current year (with the exception of those granted to Mr Tough) have been achieved and these PSRs have vested. The second and third tranches are subject to the achievement of performance targets for the 2005 and 2006 financial years respectively.

In relation to the 2005 financial year the performance condition applicable to options and PSR’s issued to executives other than Mr Tough is that the EBITA for the Ansell Healthcare business meets or exceeds US$115 million. Performance targets for periods beyond financial year 2005 are under review pending Board consideration of the next stage of the Company’s development under the leadership of the recently-appointed Chief Executive Officer.

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES

The Board works under a set of well established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Australian Corporations Act, the Australian Stock Exchange (ASX), the Securities Exchange Act of 1934 and the NASDAQ Stock Market. In addition, many of the governance elements are enshrined in the Company’s Constitution.

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

The corporate governance section of the Company’s website contains various materials relating to corporate governance, including Board charter, Committee charters, Code of Conduct and other information. The link to the corporate governance section of the Ansell website is www.ansell.com.

Board Responsibilities

The Board has ultimate responsibility to set policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders of the Company. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

•	review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and business plans in order to:

•	monitor the performance of functions delegated to the executive team including the progress of major capital expenditures, capital management, acquisitions, divestitures and strategic commitments; and

•	assess the suitability of the Company’s overall strategies, business plans and resource allocation;

•	appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

•	regularly evaluate the performance of the Chief Executive Officer and Senior Management and ensure appropriate executive succession planning is conducted;

•	monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

•	ensure regulatory compliance and maintain adequate risk management processes;

•	report to shareholders; and

•	implement a culture of compliance with the highest legal and ethical standards and business practices to ensure social accountability.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company’s practice for Directors to visit a number of the Company’s facilities in each year. During the 2004 financial year, Board meetings were held in conjunction with visits to Ansell facilities in Europe and South-east Asia.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

PART I

Item 6 : Directors, Senior Management and Employees

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

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act. The Chief Executive Officer and Chief Financial Officer also provide assurances to the Board as to the integrity of the Company’s risk management and internal compliance and control systems and financial reports.

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

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on the following key principles whereby Ansell:

•	strives to uphold high ethical standards in all corporate activities;

•	is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;

•	is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;

•	strives to treat all employees and applicants with fairness, honesty and respect;

•	expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

•	is committed to good corporate citizenship and participating actively in and improving the communities in which the Company does business; and

•	expects all employees to conduct themselves in accordance with the guiding principles.

It is the policy of Ansell to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical device, consumer protection, privacy, intellectual property, antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Company has appointed a Compliance Officer to assist in the administration of the Code of Conduct. As part of its commitment to legal and ethical conduct, the Company expects its employees to report information about actual or suspected violations of the Code of Conduct or of the law.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing. In addition, the Company has developed specific policies in relation to several matters covered in the Code of Conduct. These policies, along with the Code of Conduct are publicly available on the Company’s website, www.ansell.com.

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Risk Management and Code of Conduct (continued)

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

The Company currently has 6 Directors, 1 of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). The remaining 5 Directors are Non-executive, 4 of whom, including the Chairman, are “independent.” The Board considers that, in addition to the Managing Director, Mr McConnell is not independent by virtue of his position as an officer of Shamrock Capital Advisors Inc., a related body corporate of Shamrock Holdings of California Inc. a substantial shareholder.

In addition Mr Gold who retired as a Director in April 2004, has been appointed as an alternate to Director to represent Mr McConnell. This allows the Board to continue to benefit from the experience and insight of Mr Gold from time to time. For the purpose of completeness Mr Gold does not meet the definition of independence, due to his financial interests in Trefoil International III, L.P., a related body corporate of Shamrock Holdings of California Inc.

Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

[1]	Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Board Review and Election Processes

The Board periodically conducts a formal review of its performance in meeting shareholder and stakeholder expectations. Such reviews include:

•	comparing Board performance against agreed external benchmarks;

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer and Managing Director by the Non-executive Directors;

•	assessing whether corporate governance principles are appropriate and reflect “good practice” (by way of self-assessment using a structured approach); and

•	assessing whether the expectations of differing shareholder groups have been met.

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

Remuneration

In June 2003, the Board resolved to discontinue the practice of paying retirement benefits to Non-executive Directors (notwithstanding that the payment of retirement benefits had previously been approved by shareholders). The retirement benefits of existing Non-executive Directors were quantified and paid as at 30 June 2003 as detailed in the Annual Review 2003. The Company has no ongoing liability regarding those amounts. In addition to their fees, Non-executive Directors now only receive Company sponsored superannuation contributions at rates that accord with statutory requirements.

Dealings in Shares

The Company has adopted a policy on dealing in Ansell shares by Directors and employees generally which is publicly available on the Company’s website www.ansell.com

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

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

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Board Committees

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

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

Audit Committee

The members of the Audit Committee during the year were all “independent” Non-executive Directors and comprised:

•	Mr P L Barnes (Chair);

•	Mr L D Crandall; and

•	Mr H J Elliott.

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

The Committee also liaises with the Company’s internal auditors and Independent Registered Public Accounting Firm, reviews the scope of their activities, reviews the Independent Registered Public Accounting Firm’s remuneration and independence, and advises the Board on their remuneration, appointment and removal. It is Board policy that the lead external audit partner and review partner not serve for more than 5 consecutive years. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s Independent Registered Public Accounting Firm that is based on the principle that work that may detract from the Independent Registered Public Accounting Firm’s independence and impartiality, or be perceived as doing so, should not be carried out by the Independent Registered Public Accounting Firm. The Company’s Independent Registered Public Accounting Firm has also confirmed its independence to the Directors in accordance with applicable laws and standards.

The Committee also reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported.

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director - Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate at meetings of the Committee.

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

Nomination, Remuneration and Evaluation Committee

The members of the Nomination, Remuneration and Evaluation Committee during the year were all Non-executive Directors and comprised:

•	Dr E D Tweddell (Chair);

•	Mr P L Barnes; and

•	Mr S P Gold (until 16 April 2004); and

•	Mr M J McConnell (from 16 April 2004),

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

Disclosure to Investors

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company’s Continuous Disclosure policy is available on its website, at www.ansell.com.

In addition to the Company’s obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases and other investor publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Report of Independent Registered Public Accounting Firm.

PART I

Item 6 : Directors, Senior Management and Employees

6C	BOARD PRACTICES (continued)

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2004

	Board			Audit		Nomination, Remuneration and Evaluation
	Held	Attd		Held	Attd	Held	Attd
Directors – Continuing
E D Tweddell	7	7		—	—	4	4
P L Barnes	7	7		5	5	4	3
H Boon	6	6		—	—	—	—
L D Crandall	7	7		5	5	—	—
H J Elliott	7	7		5	5	—	—
M J McConnell	2	2		—	—	—	—
S P Gold	5	5	*	—	—	4	3	*

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office.

Mr S P Gold retired on 16 April 2004. Mr M J McConnell was appointed on 16 April 2004.

Mr M J McConnell, who was previously an alternate for Mr Gold, attended two Board meetings as a director.

*	Mr S P Gold who retired as a Director and was appointed as an alternate for Mr McConnell, did not attend any Board meetings as a Director but was represented at five meetings by his alternate. Mr Gold was represented at two meetings of the Nomination, Remuneration and Evaluation Committee by his alternate.

6D	EMPLOYEES

As of 30 June 2004 Ansell Limited employed 11,530 full time equivalent employees (12,013 as at 30 June 2003 and 12,160 as at 30 June 2002) .

Approximately 16% of the total workforce of Ansell, who are predominantly located outside of Australia, belong to trade unions, while the length of the union contracts is typically 3 years. Management believes it has good relations with its unions.

The following is an analysis of the Group’s employees by geographic location (information regarding activities undertaken by employees is not available):

Location	2004	2003	2002
Americas
USA (including Mexico)	1,943	1,935	2,120
Canada	44	44	44
Asia Pacific
Australia	87	87	104
India	1,540	1,847	1,774
Malaysia	3,543	3,679	3,711
Sri Lanka	1,919	1,959	1,861
Thailand	2,033	2,030	2,089
Rest of Asia	6	9	12
Europe
Belgium	171	125	124
United Kingdom	157	172	197
France	51	66	54
Rest of Europe	36	60	70

Total	11,530	12,013	12,160

PART I

Item 6 : Directors, Senior Management and Employees

6E	SHARE OWNERSHIP

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
E D Tweddell	34,220	—	—
P L Barnes	11,685	—	—
D D Tough	—	675,000	—
L D Crandall	8,108	—	—
H J Elliott	8,976	—	—
M J McConnell	26,406	—	—
S P Gold (alternate to M J McConnell)	15,239	—	16,428,840

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial Executive Share Options (525,000) and Performance Share Rights (PSRs) (150,000). These were granted upon Mr Tough’s appointment in May 2004.

3.	Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10% limited partnership interest in Trefoil International III, LP which is a related body corporate of Shamrock Holdings of California Inc.

Note: In addition, Mr H Boon who retired on 30 June 2004, held, as at the date of his retirement, 56,701 share beneficially in his own name or in the name of a trust, nominee company or private company and 1,000,000 options pursuant to the Ansell Limited Stock Incentive Plan.

No director holds more than one percent of the Company’s ordinary shares beneficially or of record.

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

Director	Number of shares acquired	Date of Acquisition	Acquisition Price A$
Dr E D Tweddell	853 904 842 749	19/09/2003 16/12/2003 17/03/2004 16/06/2004	$ $ $ $	6.84 6.46 6.94 7.80

Mr P L Barnes	337 355 330 293	19/09/2003 16/12/2003 17/03/2004 16/06/2004	$ $ $ $	6.84 6.46 6.94 7.80

Mr L D Crandall	1,943 1,777 296 264	19/09/2003 16/12/2003 17/03/2004 16/06/2004	$ $ $ $	6.84 6.46 6.94 7.80

Mr H J Elliott	300 318 296 264	19/09/2003 16/12/2003 17/03/2004 16/06/2004	$ $ $ $	6.84 6.46 6.94 7.80

Mr M J McConnell	1,406	16/06/2004		$7.80

PART I

ITEM 6 : Directors, Senior Management and Employees

6E	SHARE OWNERSHIP (continued)

Non-executive Directors’ Share Plan (continued)

In addition, Mr S P Gold participated in the Plan prior to his retirement as a Director of the Company, acquiring:

•	1,943 shares on 19/09/2003 at $6.84 per share;

•	1,777 shares on 16/12/2003 at $6.46 per share;

•	2,176 shares on 17/03/2004 at $6.94 per share; and

•	278 shares on 16/06/2004 at $7.80 per share (being purchases from fees paid for the period 1-16 April 2004).

Executives Share Ownership

The relevant interests of senior executives in the share capital of the Company as at the date of this Report, were:

	1	2	3
Mr P. Corke	2,772	—	31,667
Mr W. Heintz	8,333	—	46,667
Mr R. Jilla	6,000	300,000	50,000
Mr N. O’Donnell	5,000	—	30,000
Mr W. Reed	3,602	—	45,000
Mr W. Reilly	5,545	—	31,667

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Beneficial Executive Share Options. Options were granted on 23 September 2002, have an exercise price of $6.97 and an expiry date of 23 September 2012. Tranches 1 & 2 have a fair value at 30 June 2004 of $2.66 and Tranche 3 has a fair value of $2.70.

3.	Performance Share Rights (PSR’s). The award of a PSR by the Company entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR’s that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met. Grants of PSR’s to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur.

The shareholdings of each Executive Officer represents less than 1% of the Company’s shares on issue.

PART I

Item 7 :  Major Shareholders and Related Party Transactions

7A	MAJOR SHAREHOLDERS

To the best of its knowledge, Ansell Limited is not directly, or indirectly, controlled by any corporation, by any foreign government or by any other natural or legal person(s) severally or jointly. Ansell Limited does not know of any arrangement, the operation of which may result in a change of control of Ansell Limited.

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest as at 1 February 2005 are as follows:

	No. of Fully Paid Shares	% of Issued Capital
Perpetual Investments	23,209,414	14.55%
Barclays Global Investors (Group)	13,183,909	8.27%
Maple-Brown Abbott Ltd.	12,710,924	7.97%
CDC IXIS Asset Mgt (Group)	7,672,861	4.81%

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

On 30 June 2004, 285,234 ADSs (equivalent to 1,140,936 Ordinary Shares, which represents approximately 0.6% of the Ordinary Shares then outstanding) were outstanding and held by 135 registered holders with addresses in the United States.

7B	RELATED PARTY TRANSACTIONS

Refer to Notes 28 and 34 to the Financial Statements included in Item 18 for additional details of Related Party Transactions.

7C	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

PART I

Item 8 : Financial Information

8A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included herein as Item 18.

Refer to Note 26 to the Consolidated Financial Statements for details of legal proceedings.

The Company has no fixed policy on dividend distribution. The payment of dividends is at the discretion of the Board.

8B	SIGNIFICANT CHANGES

There have been no significant events subsequent to the end of the financial year. However, since the end of the financial year, the detail of the US GAAP differences pertaining to the consolidated financial statements of the South Pacific Tyres partnership, which are filed by Ansell Limited in accordance with Rule 3.09 of Regulation S-X, have been fully reassessed by the partners.

This reassessment resulted in restatements of Ansell’s equity accounted US GAAP results in 2001, 2002 and 2003. The full detail of the restatements is set out in Notes 39 and 40 to the consolidated financial statements. The cumulative effect of the restatements for the three years ended 30 June 2003 is $432,145. The cumulative impact of SPT restatements prior to 2001 of $2.8 million (net of tax) has been adjusted against opening equity under US GAAP.

In addition, further restatement of 2003 results has been made in respect of the cumulative impacts of changes in accounting principles arising on adoption of SFAS 142 and SFAS 143. This resulted in a charge of $5.3 million (net of nil tax).

An additional minimum liability of $7.9 million in respect of the Company’s US pension plans has been recorded in Other Comprehensive Income in 2003.

PART I

Item 9 : The Offer and Listing

9A	OFFER AND LISTING DETAILS

The following table sets out for the periods indicated ($A) the highest and lowest market quotation for the Ordinary Shares reported on the Daily Official List of The Australian Stock Exchange Limited and (US$) the highest and lowest bid prices for ADSs quoted on the NASDAQ National Market System.

	$A Ordinary Shares		US$ Per ADS(1)
Period	High	Low	High	Low
Last 5 Financial Years
Fiscal Year 2004	7.900	5.840	22.810	15.500
Fiscal Year 2003	7.690	4.960	17.900	12.100
Fiscal Year 2002	7.010	3.400	15.310	6.550
Fiscal Year 2001	8.400	4.000	19.375	8.205
Fiscal Year 2000	12.400	6.850	31.875	14.220
By Quarter 2004-2005
First Quarter	8.840	7.580	25.700	21.711
Second Quarter	9.300	8.740	28.880	25.510
By Quarter 2003-2004
First Quarter	6.950	5.840	18.310	15.500
Second Quarter	7.220	6.190	20.020	18.090
Third Quarter	7.170	6.320	22.220	19.260
Fourth Quarter	7.900	7.310	22.810	20.200
By Quarter 2002-2003
First Quarter	7.150	6.450	15.480	13.800
Second Quarter	7.690	6.670	17.200	14.500
Third Quarter	7.650	4.960	17.900	12.100
Fourth Quarter	6.370	5.250	16.220	12.200
Last 6 Months
February 2005	10.130	9.190	31.920	29.000
January 2005	9.450	8.860	28.500	26.810
December 2004	9.300	8.930	28.880	27.360
November 2004	9.190	9.040	28.750	27.200
October 2004	9.050	8.740	26.650	25.510
September 2004	8.840	8.500	25.700	23.750

(1)	Each ADS represents four Ordinary Shares.

The total market capitalisation of Ansell Limited at 30 June 2004 was $1,362 million. The total market capitalisation of Ansell Limited at 28 February 2005, was $1,617 million and the closing price for Ansell Limited ordinary shares on the ASX on that date was $10.11.

9B	PLAN OF DISTRIBUTION

Not Applicable

PART I

Item 9 : The Offer and Listing

9C	MARKETS

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

Item 10 : Additional Information

10A	SHARE CAPITAL

Not Applicable

10B	CONSTITUTION

The Company adopted its current Constitution on 12 April 2002. Set out below is a summary of the Constitution’s key provisions.

Under Australian company law, a company is permitted, but not required, to have an objects clause or statement of purposes in its Constitution. The Company’s constitution does not contain an objects clause. Pursuant to the provisions of the Corporations Act 2001, (Cth), (the “Corporations Act”) the Company has the legal capacity of an individual and all of the powers of a body corporate.

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

Item 10 : Additional Information

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

The Company continues to rely on an exemption from the quorum requirement set forth in Nasdaq Marketplace Rule 4350(f). In accordance with Australian law, the Company’s Constitution provides that the quorum requirement is met at a general shareholder meeting if five or more shareholders entitled to vote on a resolution at the meeting are present.

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

PART I

Item 10 : Additional Information

10C	MATERIAL CONTRACTS

There have been no material contracts entered into by the Company over the last two years.

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS

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

Ansell Limited has 175,962,865 Ordinary Shares (excluding Employee Plan Shares, as defined in “Compensation of Directors and Executive Officers” and shares bought back by the Company prior to 30 June 2004 but not cancelled at that date) on issue as at 30 June 2004. Non-residents of Australia may freely hold and vote Ordinary Shares, subject to compliance with the Foreign Acquisitions and Takeovers Act 1975 of Australia (the “Foreign Takeovers Act”). Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Takeovers Act. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of rural land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

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

This prohibition is subject to certain exceptions which must be strictly complied with to be applicable. Some of the more significant exceptions are as follows:

•	Section 611, item 1 of the Corporations Act permits a person to acquire more than 20% of the voting shares of a company under a formal takeover bid, being an offer to the shareholders of the target company to acquire their shares. The takeover bid may be an off-market bid or a market bid; and

•	under Section 611, item 9 of the Corporations Act, a person who is already entitled to at least 19% of the voting shares is permitted to increase their voting power by not more than 3% in any period of six months.

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

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

(c)	instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Shares or indemnity therefore; and,

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

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

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

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

DISTRIBUTIONS ON DEPOSITED SECURITIES (continued)

(a)	Cash :

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

(ii)	to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

DISTRIBUTIONS ON DEPOSITED SECURITIES (continued)

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

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

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

PART I

Item 10 : Additional Information

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

(iv)	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

PART I

Item 10 : Additional Information

10D	EXCHANGE CONTROLS (CONTINUED)

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

PART I

Item 10 : Additional Information

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

Item 10 : Additional Information

10E	AUSTRALIAN TAXATION

The following discussion outlines certain Australian tax considerations relevant to United States persons who are ADS holders or holders of Ordinary Shares. However, the discussion is by no means exhaustive of all possible Australian tax considerations.

The analysis below is based upon existing Australian tax law and established interpretations of that law as at the date of this report and is subject to change in Australian law, as well as any further changes to the double taxation convention between the United States and Australia (“the Treaty”), as amended by the protocol to the Treaty signed by the parties on September 27, 2001 (the “Protocol to the Treaty”), occurring after that date.

ADS holders and/or holders of Ordinary Shares are advised to consult their own tax advisors as to the Australian tax consequences of their ownership of the ADSs and/or Ordinary Shares.

TAXATION OF DISTRIBUTIONS

Under the Treaty, dividends paid to a shareholder of Ansell Limited who is a resident of the United States within the meaning of the Treaty, including an ADS holder who is beneficially entitled to the dividends, may be subject to Australian withholding tax at a rate not exceeding 15% of the gross dividend. The Protocol to the Treaty provides that the dividend withholding tax rate may be decreased to 5% for US corporate shareholders directly holding 10% or more of the voting power in Ansell Limited.

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

Dividends paid to a non-resident of Australia will not be subject to Australian dividend withholding tax to the extent that the dividends have been franked. The concept of franking reflects that the underlying profits from which the dividends have been sourced are subject to Australian corporate income tax. No other Australian tax is payable on a fully franked dividend.

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

In broad terms, if individual shareholders have held the Shares at risk for 45 days (excluding the dates of acquisition and disposal), they are able to claim a tax offset for the amount of any franking credits attaching to the dividend.

PART I

Item 10 : Additional Information

10E	AUSTRALIAN TAXATION (CONTINUED)

Ansell Limited will provide all shareholders with a dividend notice which specifies the franked and unfranked amount of each dividend, and the amount (if any) of dividend withholding tax deducted and to the extent to which non-resident withholding tax is not payable because the dividend consists of an FDA amount.

The Protocol to the Treaty has amended the existing convention in a number of ways and with respect to dividends they continue to be taxable in both countries, but with changed limits on the tax that the source country may charge some types of residents of the other country who are beneficially entitled to the income. The Protocol has effect in Australia from 1 July 2003 in respect of the withholding tax on dividends, royalties and interest, and from the year of income beginning on or after 1 July 2004 in respect of Australian tax applicable to other income, profits or gains.

Ansell Limited declared an unfranked dividend of 11 cents a share in March 2004. The dividend is unfranked due to the increase in profit contributed by the overseas operations relative to the Australian operations (only Australian tax paid creates franking credits) and the existence of tax losses in Australia.

TAXATION OF FUTURE SHARE DISPOSALS

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

Shares Held on Revenue Account

Australian tax may arise if the ADSs or Ordinary Shares are trading stock of the holder, or if an ordinary incident of the holder’s business represents the sale of securities for a profit, and, in either case, the profit is attributable to sources in Australia.

To the extent an amount would be included in a non-Australian tax resident holder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the holder would not be subject to double tax on any part of the gain.

Non-Australian tax resident holders who are assessable under the ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian tax residents, which start at a marginal rate of 29% for individuals. Some relief from Australian income tax may be available to such non-Australian tax resident holders under the Treaty.

Shares held on Capital Account

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

According to Australian income tax law, a taxpayer makes a capital gain if the capital proceeds they receive on the disposal of shares exceed the cost base of those Shares. If the capital proceeds received on disposal are less than the reduced cost base, the taxpayer makes a capital loss.

The cost base and reduced cost base of any Share is generally the amount paid to acquire the share plus any associated costs incurred (e.g. brokerage fees). Cost base adjustments may be required (and capital gains may arise) should a distribution representing a return of capital or certain other non-assessable amounts be paid.

PART I

Item 10 : Additional Information

10E	AUSTRALIAN TAXATION (CONTINUED)

Where a taxpayer makes a capital gain, they must include the “net capital gain” in their Australian taxable income (in the income year in which the disposal occurred). The net capital gain is calculated as the current year capital gain less any current year or prior year unused Australian capital losses. Current or prior year Australian revenue losses may also be offset against net capital gains. Capital losses cannot be offset against other Australian sourced taxable income.

Australian capital gains tax is generally imposed at a taxpayer’s normal rate of tax, which starts at a marginal tax rate of 29% for non-Australian tax resident individuals.

A further reduction in the amount included in the taxpayer’s taxable income in respect of a net capital gain may apply for certain shareholders if the Shares had been held for 12 months or more. For individuals (whether the Shares were held by the individual directly or indirectly through a trust) the rate of discount is 50%. Capital losses must be applied to calculate a net capital gain before applying the discount capital gains tax provisions.

Treaty

These two exceptions are also subject to the operation of the Treaty between Australia and the United States, which may affect Australia’s right to tax non-residents of Australia who hold ADSs or Ordinary Shares. Owners of ADSs and Ordinary Shares are advised to consult their own tax advisors as to the tax consequences of the operation of the Treaty.

Dual Residency

If a shareholder were a resident of both Australia and another country under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. Owners of ADSs and Ordinary Shares should obtain specialist taxation advice in these circumstances.

International Tax Reform

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

PART I

Item 10 : Additional Information

10E	AUSTRALIAN TAXATION (CONTINUED)

Shares is not effected by stockbrokers on the Australian Stock Exchange, the transferee of the Ordinary Shares will generally be required to pay the stamp duty payable.

AUSTRALIAN FOREIGN SOURCE INCOME RULES

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

Under the Australian CFC provisions, income earned by foreign subsidiaries in certain specified countries, being “comparably taxed” countries generally would be exempt from Australian tax. However, certain forms of income earned by foreign subsidiaries in all other countries could be “attributed” to Ansell Limited or its Australian subsidiaries and be subject to Australian tax on an accruals basis, with a foreign tax credit available for relief from double taxation. This accruals-based system does, however, provide exemptions for foreign subsidiaries, which are engaged predominantly in an active business.

All non-portfolio dividends (i.e. a dividend paid to a company where that company holds 10% or more of the voting power in the dividend paying company) received from comparable tax countries and certain other countries on the limited exemption list are exempt from Australian tax. However, with effect from 1 July 2004, the exemption for foreign sourced non-portfolio dividends and certain foreign branch profits received by Australian companies and CFCs has been extended to cover profits repatriated from all listed and unlisted countries. Because these dividends are exempt, no credit is allowed for foreign taxes paid. Otherwise, dividends received from other countries will generally be taxed in Australia, with a foreign tax credit available for relief from double taxation for foreign taxes paid.

International Tax Reform

As part of the international tax reform process, a number of measures have also been legislated recently dealing with reforming Australia’s CFC measures. Specifically, Australian companies and their subsidiaries will be exempt from capital gains on the sale of non-portfolio interests in foreign companies which have underlying active business. The Australian Government also removed the obligation to attribute certain income of CFCs operating in comparable-tax countries (by introducing an exemption) and in relation to certain service income of CFCs.

The capital gains exemption applies from 1 April 2004 and applies to specified capital gains tax events relating to shares in foreign companies occurring after that date. The other CFC measure applies from 1 July 2004 and applies in relation to statutory accounting periods of CFCs beginning on or after that date.

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

Gains and losses on derivative financial instruments which hedge transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where a transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an exposure is immediately taken to the Statement of Financial Performance.

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company and the consolidated entity do not trade in derivative financial instruments or hold them for speculative purposes.

FUTURE TRANSACTIONS

On a continuing basis, the Company monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions that may be covered are future cash flows of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the Company expects to occur in this time frame.

The following table shows the Company’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2004	2003	2002	2004	2003	2002
Exposures
Less than 1 year	—	—	—	(0.1)	1.9	(0.5)
Realized Swaps Deferred
Less than 1 year	0.7	0.4	0.1	—	—	—
1 to 2 years	0.7	0.8	0.7	—	—	—
2 to 5 years	4.9	0.9	2.2	—	—	—
Greater than 5 years	—	—	—	—	—	—

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate	Floating	Interest Rate Fixed Maturities			Non Interest Bearing	Total
			1 year or less	1 to 5 years (1)	Over 5 years
Net Financial Assets/(Liabilities) 2004%
Financial Assets
On-Balance Sheet
Cash on hand and at bank	1.1%	20.5	—	—	—	50.2	70.7
Short-term deposits	4.8%	231.8	—	15.6	—	—	247.4
Receivables – trade	N/A	—	—	—	—	183.0	183.0
Receivables – other	6.1%	62.8	—	—	—	46.5	109.3
Investments (excl. associated companies)	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2004		315.1	—	15.6	—	421.1	751.8

Financial Liabilities
Recognised
Payables – trade	N/A	—	—	—	—	124.1	124.1
Payables – other	N/A	—	—	—	—	38.6	38.6
Bank overdraft	1.5%	3.3	—	—	—	—	3.3
Bank and other loans	5.6%	321.2	—	101.7	—	—	422.9
Provisions (including certain employee entitlements)	N/A	—	—	—	—	41.0	41.0
Unrecognised
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	—	—	—

Total Financial Liabilities 2004		177.1	121.1	128.0	—	203.7	629.9

Net Financial Assets/(Liabilities) 2004		138.0	(121.1)	(112.4)	—	217.4	121.9

Net Financial Assets/(Liabilities) 2003
Financial Assets
Recognised
Cash on hand and at bank	1.3%	61.4	—	—	—	—	61.4
Short-term deposits	3.9%	238.4	—	—	—	—	238.4
Receivables – trade	N/A	—	—	—	—	197.5	197.5
Receivables – other	5.4%	62.7	—	—	—	59.2	121.9
Investments (excl. associated companies)	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2003		362.5	—	—	—	398.1	760.6

Financial Liabilities
Recognised
Payables – trade	N/A	—	—	—	—	130.1	130.1
Payables – other	N/A	—	—	—	—	27.5	27.5
Bank overdraft	3.2%	1.3	—	—	—	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	—	—	469.2
Provisions (including certain employee entitlements)	N/A	—	—	—	—	39.4	39.4
Unrecognised
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	—	—	—

Total Financial Liabilities 2003		51.9	193.0	225.6	—	198.3	668.8

Net Financial Assets/(Liabilities) 2003		310.6	(193.0)	(225.6)	—	199.8	91.8

(1)	Analysis of Fixed Rate Maturities 1 to 5 years

	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	Total
2004
Bank & Other Loans	101.7	—	—	—	101.7
Net Interest Rate Swaps	26.3	—	—	—	26.3

	128.0	—	—	—	128.0

2003
Bank & Other Loans	75.0	—	—	—	75.0
Net Interest Rate Swaps	123.5	—	27.1	—	150.6

	198.5	—	27.1	—	225.6

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK (continued)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $57.7 million (2003 – $64.4 million; 2002 - $86.5 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

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

The Company considers that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

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

This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $1.6 million (2003 - $(11.1) million, 2002 – ($23.8) million) if all contracts were closed out on 30 June 2004.

	Face Value			Credit Risk			Net Fair Value
$ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002
Foreign Exchange Contracts
Purchase/Sale Contracts:
-U.S. dollars	77.0	112.0	329.7	0.4	0.3	1.6	0.2	(0.4)	(7.3)
-Australian dollars	22.0	47.5	49.4	—	1.8	—	—	1.8	—
-Other currencies	33.4	44.8	216.5	0.2	—	2.5	0.1	(0.9)	2.4
Cross Currency Swaps:
-U.S. dollars	53.8	69.4	96.5	1.9	2.7	2.2	1.9	2.7	(1.5)
-Other Currencies	—	—	16.5	—	—	—	—	—	(2.1)
Foreign Exchange Options
Zero Cost Collar:
-Euro/U.S. dollars	193.5	103.5	—	2.2	0.8	—	0.7	(2.6)	—
Premium Paid (put)
-Euro/U.S. dollars:	—	19.8	—	—	0.2	—	—	0.2	—
Interest Rate Contracts
Interest Rate Swaps:
-U.S. dollars	141.0	369.4	435.1	0.4	0.3	3.0	(1.2)	(10.9)	(14.5)
-Australian dollars	50.0	100.0	300.0	—	—	—	(0.1)	(1.0)	(0.8)
-Other currencies	—	—	17.5	—	—	—	—	—	—

Total	570.7	866.4	1,461.2	5.1	6.1	9.3	1.6	(11.1)	(23.8)

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

	Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total
$ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Term
0 to 6 mths	0.6	2.1	4.1	—	0.3	—	1.1	0.4	—	1.7	2.8	4.1
6 to 12 mths	0.1	—	—	—	—	—	1.1	0.6	—	1.2	0.6	—
1 to 2 yrs	—	0.2	—	—	—	3.0	—	—	—	—	0.2	3.0
2 to 5 yrs	1.8	2.5	2.2	0.4	—	—	—	—	—	2.2	2.5	2.2
5 to 10 yrs	—	—	—	—	—	—	—	—	—	—	—	—

Total	2.5	4.8	6.3	0.4	0.3	3.0	2.2	1.0	—	5.1	6.1	9.3

(vi)	Historical Rate Rollovers:

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

Item 13 : Defaults, Dividend Arrearages and Delinquencies

Not Applicable

PART II

Item 14 : Material Modifications to the Rights of Security Holders

Not Applicable

PART II

Item 15 : Controls and Procedures

Not Applicable

PART II

Item 16

16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. L.D. Crandall, a member of the Company’s Audit Committee, is a financial expert and is independent as that term is defined.

16B	CODE OF ETHICS

The Company has adopted a Code of Conduct which applies to Directors, executives, management and employees. The Code of Conduct is posted on the Company’s website – refer to Item 6C Board Practices for further details.

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

Audit and Review of Financial Reports ($ in Thousands)	Consolidated		The Company
	2004	2003	2004	2003
Auditors of Ansell Limited and Australian entities – KPMG	1,013	1,183	927	983
Other Member firms of KPMG	1,423	1,661	—	—

Total	2,436	2,844	927	983

(b)	Audit-Related Fees

Other Audit and Assurance Services (including disposals and acquisitions) ($ in Thousands)	Consolidated		The Company
	2004	2003	2004	2003
Auditors of Ansell Limited and Australian entities – KPMG (1)	131	259	131	90
Other Member firms of KPMG (2)	77	78	—	—

Total	208	337	131	90

(1)	Includes audit of local statutory accounts and Ansell’s US GAAP financial statements and audit of a warranty claim.

(2)	Includes the audit of defined benefit pension plans in the USA and the audit of local statutory accounts of foreign subsidiaries.

(c)	Tax Fees

Taxation and Other Services ($ in Thousands)	Consolidated		The Company
	2004	2003	2004	2003
Auditors of Ansell Limited and Australian entities – KPMG	40	32	40	32
Other Member firms of KPMG	150	90	—	—

Total	190	122	40	32

Represents fees for tax compliance services in respect of statutory lodgements.

(d)	All Other Fees

	Consolidated		The Company
($ in Thousands)	2004	2003	2004	2003
Auditors of Ansell Limited and Australian entities – KPMG	—	—	—	—
Other Member firms of KPMG	—	—	—	—

Total	—	—	—	—

(e)	The Audit Committee is required to approve in advance all audit and non-audit services provided by the Company’s external auditors. Non-audit services that are perceived to be materially in conflict with the role of auditor, should not be provided by the external auditor. These services are expected to include investigations and consulting advice and subcontracting of operational activities normally undertaken by management and where the external auditor may ultimately be required to express an opinion on its own work.

(f)	Not applicable.

PART II

Item 16

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Period	Total Number of Shares Purchased	Average Price Paid per Share $A	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
1 July – 31 July 2003	504,923	5.82	504,923	12,086,657
1 August – 31 August 2003	249,220	6.22	249,220	11,837,437
1 September – 30 September 2003	459,537	6.72	459,537	11,377,900
1 October – 31 October 2003	459,234	6.86	459,234	10,918,666
1 November – 30 November 2003	1,303,541	6.82	1,303,541	9,615,125
1 December – 31 December 2003	2,538,783	6.39	2,538,783	7,076,342
1 January – 31 January 2004	2,393,205	6.41	2,393,205	4,683,137
1 February – 29 February 2004	636,168	6.41	636,168	4,046,969
1 March – 31 March 2004	682,653	6.99	682,653	3,364,316
1 April – 30 April 2004	563,500	7.05	563,500	2,800,816
1 May – 31 May 2004	192,757	7.43	192,757	11,807,243
1 June – 30 June 2004	5,531	7.50	5,531	11,801,712

Total	9,989,052	6.46	9,989,052

The Company announced on 16 April 2003 that it would undertake an on-market buy-back of up to 10 million shares. As at 30 June 2003 the Company had bought back 1,408,420 shares. During fiscal year 2004 the on-market buyback was extended by up to a further 4 million shares with 9,790,764 shares being acquired between 1 July 2003 and 30 April 2004 when purchases ceased under this program.

On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares under this program. Purchase of shares under this program were suspended while consideration was given to an alternative off-market buy-back proposal.

On 10 August 2004 the Company announced that the Board was considering a proposal for an off-market buy-back of 17 million shares. The off-market buy-back proposal was approved by shareholders at the Company’s Annual General Meeting on 14 October 2004.

PART II

Item 17 : Financial Statements

Not Applicable

PART III

Item 18 : Consolidated Financial Statements

STATEMENTS OF FINANCIAL PERFORMANCE

of Ansell Limited and its Controlled Entities as at 30 June 2004

			Consolidated
	Note		2004 $m	2003 $m	2002 $m
Revenue
Total revenue	3		1,131.1	1,320.1	3,190.4
Expenses
Cost of goods sold			662.1	830.4	1,493.3
Selling, distribution and administration			289.8	310.3	504.8
Depreciation and amortisation			46.7	56.5	82.3
Write-down of assets			9.8	6.1	176.5
Net assets of businesses disposed			—	—	922.4
Other	4	(b)	—	—	—

Total expenses, excluding borrowing costs			1,008.4	1,203.3	3,179.3
Borrowing costs	4	(a)	29.4	37.8	70.2
Share of net profit of associates and joint venture entities	38		—	0.3	1.9

Profit/(loss) from ordinary activities before income tax expense			93.3	79.3	(57.2)
Income tax expense/(benefit) attributable to ordinary activities	8		20.7	26.8	55.8

Net profit/(loss) from ordinary activities after income tax expense			72.6	52.5	(113.0)
Outside equity interests in net profit after income tax	10		1.9	2.6	2.8

Net profit/(loss) after income tax attributable to Ansell Limited shareholders	6		70.7	49.9	(115.8)

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations	6		(7.4)	(71.3)	(69.6)

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity			(7.4)	(71.3)	(69.6)

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	7		63.3	(21.4)	(185.4)

Earnings/(loss) per share is based on net profit/(loss) after income tax attributable to Ansell Limited shareholders

			cents	cents	cents
Basic earnings per share	35		39.1	26.7	(61.9)
Diluted earnings per share	35		39.0	26.6	(61.7)

The above statements of financial performance should be read in conjunction with the accompanying notes.

PART III

Item 18 : Consolidated Financial Statements

STATEMENTS OF FINANCIAL POSITION

of Ansell Limited and its Controlled Entities as at 30 June 2004

		Consolidated
	Note	2004 $m	2003 $m	2002 $m
Current Assets
Cash assets	11	307.8	286.0	258.5
Cash assets - restricted deposits	11	10.3	13.8	18.4
Receivables	12	228.7	262.4	293.7
Inventories	13	190.5	187.9	235.1
Prepayments		11.7	10.9	15.8

Total Current Assets		749.0	761.0	821.5

Non-Current Assets
Receivables	12	63.6	57.0	66.7
Investments accounted for using the equity method	14	—	—	13.3
Other financial assets	14	141.4	141.4	145.8
Property, plant and equipment	15	227.8	262.9	332.5
Intangible assets	16	293.4	324.5	403.2
Deferred tax assets	17	24.2	32.0	49.7
Other		—	—	—

Total Non-Current Assets		750.4	817.8	1,011.2

Total Assets		1,499.4	1,578.8	1,832.7

Current Liabilities
Payables	18	159.4	154.4	192.7
Interest bearing liabilities	19	190.2	151.8	107.6
Provisions	20	52.0	57.5	85.4
Current tax liabilities	20	2.6	3.1	1.9
Other	21	—	1.1	1.2

Total Current Liabilities		404.2	367.9	388.8

Non-Current Liabilities
Payables	18	3.3	3.2	3.7
Interest bearing liabilities	19	236.0	320.0	516.5
Provisions	20	23.9	21.7	23.3
Deferred tax liabilities	20	20.2	21.5	24.4

Total Non-Current Liabilities		283.4	366.4	567.9

Total Liabilities		687.6	734.3	956.7

Net Assets		811.8	844.5	876.0

Equity
Contributed equity	5	1,383.9	1,448.3	1,455.5
Reserves	6	(275.6)	(268.9)	(176.2)
Accumulated losses	6	(306.7)	(345.7)	(417.0)

Total equity attributable to Ansell Limited shareholders		801.6	833.7	862.3
Outside equity interests	10	10.2	10.8	13.7

Total Equity		811.8	844.5	876.0

The above statements of financial position should be read in conjunction with the accompanying notes.

PART III

Item 18 : Consolidated Financial Statements

STATEMENTS OF CASH FLOWS

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

			Consolidated
	Note		2004 $m	2003 $m	2002 $m
Cash Flows Related to Operating Activities
Receipts from customers (excluding non-recurring and Accufix Research Institute)			1,155.9	1,357.0	2,356.5
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)			(950.6)	(1,159.9)	(2,124.8)

Net receipts from customers (excluding non-recurring and Accufix Research Institute)			205.3	197.1	231.7
Income taxes paid			(15.9)	(8.6)	(25.5)
Dividends received			—	2.6	0.3

Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)			189.4	191.1	206.5
Non-recurring payments to suppliers and employees			(7.1)	(26.8)	(82.7)
Payments to suppliers and employees net of customer receipts
(Accufix Research Institute)			(3.1)	(2.7)	(10.7)

Net Cash (Used in)/Provided by Operating Activities	31	(a)	179.2	161.6	113.1

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired			—	—	(40.9)
Payments for property, plant and equipment			(13.8)	(15.4)	(34.3)
Proceeds from sale of businesses, net of cash disposed			—	—	936.4
Proceeds from sale of plant and equipment in the ordinary course of business			5.3	6.1	12.1
Loans repaid			3.4	4.2	1.2
Proceeds from sale of other investments			—	9.1	—
Payments for other investments			(1.3)	—	—

Net Cash (Used in)/Provided by Investing Activities			(6.4)	4.0	874.5

Cash Flows Related to Financing Activities
Proceeds from borrowings			104.3	7.8	737.0
Repayments of borrowings			(140.9)	(86.9)	(1,673.9)

Net repayments of borrowings			(36.6)	(79.1)	(936.9)
Proceeds from issues of shares			1.0	1.0	1.2
Payments for share buy-back			(65.4)	(8.2)	—
Dividends paid			(32.7)	(1.7)	(48.3)
Interest received			9.0	8.0	13.1
Interest and borrowing costs paid			(28.7)	(37.8)	(70.2)

Net Cash (Used in)/Provided by Financing Activities			(153.4)	(117.8)	(1,041.1)

Net (Decrease)/Increase in Cash Held			19.4	47.8	(53.5)
Cash at the beginning of the financial year			297.2	262.3	328.4
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year			(1.8)	(12.9)	(12.6)

Cash at the End of the Financial Year	31	(b)	314.8	297.2	262.3

The above statements of cash flows should be read in conjunction with the accompanying notes.

PART III

Item 18 : Consolidated Financial Statements

INDUSTRY SEGMENTS

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	Operating Revenue			Operating Result
	2004 $m	2003 $m	2002 $m	2004 $m	2003 $m	2002 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	545.2	624.9	640.2	74.2	62.9	37.0
Professional Healthcare	381.8	452.6	546.9	40.5	53.9	92.7
Consumer Healthcare	186.3	216.1	227.1	31.6	42.8	32.6

Total Ansell Healthcare	1,113.3	1,293.6	1,414.2	146.3	159.6	162.3
Unallocated Items	17.8	26.5	27.9	(13.1)	(22.4)	(27.7)

				133.2	137.2	134.6
Discontinued Businesses
Trading			808.6			61.0

Operating EBITA				133.2	137.2	195.6

NON RECURRING
Discontinued Businesses
Net gain on sale of interests in Associated Companies					5.5
Proceeds/Net gain on sale of
Controlled Entities and Businesses			939.7			25.7
Other				17.8
Rationalisation/Restructuring
Ansell Healthcare					(4.6)	(11.6)
Other				(9.7)	(5.5)	(6.5)
Write-down of assets
Ansell Healthcare				(8.8)		(63.1)
Exide Investment						(99.9)
Other				(1.0)	(1.5)	(13.5)

				131.5	131.1	26.7
Goodwill amortisation				(21.4)	(25.3)	(29.2)

Earnings before Net Interest and Tax (EBIT)				110.1	105.8	(2.5)
Borrowing Costs net of Interest Revenue				(16.8)	(26.5)	(54.7)

Operating Profit before Tax				93.3	79.3	(57.2)
Tax				(20.7)	(26.8)	(55.8)
Outside Equity Interests				(1.9)	(2.6)	(2.8)

Total Consolidated	1,131.1	1,320.1	3,190.4	70.7	49.9	(115.8)

REGIONS
Asia Pacific	168.2	173.7	170.7	41.4	35.9	32.9
Americas	544.7	656.0	799.5	65.0	80.2	99.1
Europe	400.4	463.9	444.0	39.9	43.5	30.3

Total Ansell Healthcare	1,113.3	1,293.6	1,414.2	146.3	159.6	162.3

	Assets Employed			Liabilities
	2004 $m	2003 $m	2002 $m	2004 $m	2003 $m	2002 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	274.8	284.4	353.8	96.1	90.0	105.2
Professional Healthcare	277.4	310.8	376.6	68.1	63.9	81.5
Consumer Healthcare	110.4	111.5	135.3	37.2	39.4	44.3

Total Ansell Healthcare	662.6	706.7	865.7	201.4	193.3	231.0
Unallocated Items	15.6	24.8	34.3	463.8	512.7	682.5
Discontinued Businesses	209.7	223.0	252.6	22.4	28.3	43.2
Goodwill and Brand names	293.4	324.5	403.2
Cash	318.1	299.8	276.9

Total Consolidated	1,499.4	1,578.8	1,832.7	687.6	734.3	956.7

REGIONS
Asia Pacific	268.3	269.5	318.4	75.3	78.6	83.0
Americas	227.5	256.1	343.2	90.6	86.6	119.3
Europe	166.8	181.1	204.1	35.5	28.1	28.7

Total Ansell Healthcare	662.6	706.7	865.7	201.4	193.3	231.0

The above industry segments report should be read in conjunction with the accompanying notes, including Note 30.

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SI GNIFICANT ACCOUNTING POLICIES

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

The accounting policies adopted in preparing the financial report have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

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

Sales Revenue

Sales revenue comprises revenue earned (net of returns, rebates and allowances which are accrued at expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

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

Item 18 : Consolidated Financial Statements

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

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly owned subsidiaries set out in Note 37. The implementation date for the tax-consolidated group was 1 July 2002. There has been no material impact on the financial statements of the Company or consolidated entity as a result of adopting tax consolidation as all tax balances of the Company and all Australian wholly owned subsidiaries were written off in a prior period.

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

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories (continued)

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

Subsequent to 2002 the consolidated entity has no investments that meet the criteria for recognition as an associated company.

Other Companies

Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership

The consolidated entity’s 50% interest in the South Pacific Tyres partnership is carried as an investment at cost. The principal activity of the partnership is the manufacture and sale of tyres and related products.

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

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- 20 -40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases

Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In assessing and measuring recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

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

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions (continued)

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

Superannuation Contributions

The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit as they are made. The Company and the controlled entities have no legal or constructive obligation to fund any deficit.

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

The consolidated entity has recorded a charge to the profit and loss for the current year of approximately $2.6 million based on the expected vesting of Performance Share Rights issued to executives pursuant to the Ansell Limited Stock Incentive Plan over the past two years. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees, however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the movement towards the recognition of such compensation under Exposure Draft 108 Equity Based Compensation.

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

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance. For the purposes of this review process, goodwill is allocated to cash generating units (which equate to the Group’s reportable business units i.e. Occupational, Professional and Consumer) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of products manufactured and/or marketed. Such manufacturing and marketing operations tend to cover more than one geographical region.

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date.

The financial statements of overseas controlled entities that are self sustaining foreign operations are maintained in their functional currencies and are converted to the Group’s reporting currency using the current rate method. Equity items are translated at historical rates. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve until disposal, or partial disposal, of the operations.

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

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

On a continuing basis, the consolidated entity monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas controlled entities, future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange transactions predominantly do not exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 5 years.

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

Gains and losses on derivative financial instruments which hedge transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where a transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual exposure is immediately taken to the Statement of Financial Performance.

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity do not trade in derivative financial instruments or hold them for speculative purposes.

PART III

Item 18 : Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of consolidated financial statements in conformity with Australian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The estimates and associated assumptions are based on historical experience and various factors that are believed to be reasonable under the circumstances and are reviewed on an ongoing basis. Actual results could differ from these estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares adjusted for any bonus issue.

PART III

Item 18 : Consolidated Financial Statements

2.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Ansell will be required to prepare financial statements using Australian equivalents to International Reporting Standards (IFRS) for the year ending 30 June 2006. Ansell will report for the first time in compliance with IFRS when the results for the half-year ending 31 December 2005 are released.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. This will mean the opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to IFRS will be made, retrospectively, against opening accumulated losses on 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with IFRS will be reported, for the first time, in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to IFRS. As at 30 June 2004, the project team has completed an impact study to identify key areas that will be impacted by IFRS. The impact study addressed key differences in accounting policies and disclosures, business issues associated with Australian equivalents to IFRS and key milestones for IFRS implementation including a high-level project plan.

The key differences in accounting policies that are expected to arise from adopting IFRS are as follows:

•	Intangible Assets - the amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing of cash flows of the cash-generating unit to which the asset belongs.

•	Impairment of Assets - the recoverable amount of an asset will be determined on a discounted cash flow basis, with strict tests for determining whether the value of goodwill or cash-generating units have been impaired.

•	Superannuation - surpluses and deficits in defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognised in the Statement of Financial Performance and Statement of Financial Position.

•	Share-Based Payments - equity-based compensation in respect of options will be recognised as an expense in the periods during which the employee provides related services.

•	Financial Instruments - derivative financial instruments will be carried at fair value in the Consolidated entity’s Statement of Financial Position.

The above should not be regarded as a complete list of changes to accounting policies that will result from the transition to Australian equivalents to IFRS, as some decisions have not yet been made where choices of accounting policies are available. For this reason it is not possible at this time to quantify the potential impact of the transition to Australian equivalents to IFRS on the consolidated entity’s financial performance and financial position.

3.	TOTAL REVENUE

	Consolidated
$ in millions	2004	2003	2002
Revenue from the Sale of Goods	1,113.3	1,293.6	2,222.8
Revenues From Other Operating Activities
Dividend income
From shares in other companies	—	—	0.3
Interest Received or Due and Receivable
From related parties	3.5	3.3	2.5
From others	9.0	8.0	13.0

Total revenue from other operating activities	12.5	11.3	15.8

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	5.3	15.2	12.1
Proceeds Received from the Sale of Businesses	—	—	939.7

Total revenue from outside operating activities	5.3	15.2	951.8

Total Revenue	1,131.1	1,320.1	3,190.4

PART III

Item 18 : Consolidated Financial Statements

4.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

	Consolidated
$ in millions	2004	2003	2002
(a) Profit/(loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:
Borrowing Costs
Interest Paid or Due and Payable:
To others	25.4	33.9	61.8
Other Borrowing Costs	4.0	3.9	8.4

Total Borrowing Costs	29.4	37.8	70.2
Depreciation
Buildings	1.1	1.8	3.9
Plant & equipment	22.7	27.7	46.4
Amortisation
Leasehold land and buildings	1.5	1.7	2.8
Goodwill	21.4	25.3	29.2
Research and Development Costs Expensed as Incurred	12.6	12.8	17.0
Net Bad Debts Expense	0.4	(0.6)	0.8
Amounts Set Aside to Provision for:
Doubtful trade debts	1.2	(2.5)	(2.9)
Employee entitlements	13.0	10.8	29.2
Rationalisation and restructuring costs	9.7	10.1	20.3
Rebates, allowances and warranty claims	9.6	11.5	7.2
Net foreign exchange loss/(gain)	1.0	4.0	(0.4)
Profits Arising from the Sale of Property, Plant and Equipment	(0.8)	(0.3)	(7.6)
Losses Arising from Sale of Property, Plant and Equipment	—	0.2	13.2
Operating Lease Rentals	20.0	24.1	37.5
Write-down in Value of Inventories	3.7	5.9	3.0

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense
Refund of Sales Tax	17.8	—	—
Write-down of Ansell Healthcare fixed assets	(8.8)	—	(63.1)
GNB Workers Compensation costs	(7.5)	—	—
Write-down of receivable/investment	—	(6.1)	(99.9)
Net gain/(loss) on sale of controlled entities and businesses	—	—	25.7

(c) Auditors’ Remuneration ($ in Thousands)
Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,013	1,183	1,653
Other member firms of KPMG	1,423	1,661	1,891

	2,436	2,844	3,544

Other services:
Other audit and assurance services (including disposals and acquisitions)
Auditors of Ansell Limited and Australian entities - KPMG	131	259	4,944
Other member firms of KPMG	77	78	25
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	40	32	439
Other member firms of KPMG	150	90	66

Total other services	398	459	5,474

Total auditors remuneration	2,834	3,303	9,018

PART III

Item 18 : Consolidated Financial Statements

5.	CONTRIBUTED EQUITY

	Consolidated
$ in millions	2004	2003	2002
Issued and Paid up Capital

176,310,916 (2003 - 185,917,580 ; 2002 - 187,073,500)
ordinary shares, fully paid *	1,383.8	1,448.2	1,455.4

738,000 (2003 - 922,100 ; 2002 - 1,174,600)
ordinary plan shares, paid to 5 cents	0.1	0.1	0.1

Total Issued and Paid up Capital	1,383.9	1,448.3	1,455.5

*	includes 149,763 (2003 - 210,679 ; 2002 - 678,300) shares issued in accordance with the Employee

Share Plan and 198,288 (2003 - nil; 2002 - nil) shares bought back by the Company prior to 30 June 2004 but not cancelled as at that date.

Ordinary Shares Reconciliation

Balance at the beginning of the financial year	1,448.3	1,455.5	1,454.3
Increase in Contributed Equity:
Additional capital issued	1.0	1.0	1.2
Decrease in Contributed Equity:
Share buy-back	(65.4)	(8.2)	—

Balance at the end of the financial year	1,383.9	1,448.3	1,455.5

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

The Company, on 30 April 2004, ceased buying back shares under the on-market buy back announced on 16 April 2003, after buying back 11,199,184 shares for a total outlay of $72.1 million representing 6% of ordinary shares issued on that date. On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made. During the financial year, the amounts outstanding on 184,100 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 23,800 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 ‘Ownership-Based Remuneration Schemes’ for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 60,916 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

PART III

Item 18 : Consolidated Financial Statements

6.	ACCUMULATED LOSSES AND RESERVES

	Consolidated
$ in millions	2004	2003	2002
Asset revaluation reserve	0.7	1.5	14.7
General reserve	3.3	1.8	2.7
Foreign currency translation reserve	(279.6)	(272.2)	(193.6)

Total Reserves	(275.6)	(268.9)	(176.2)
Accumulated losses	(306.7)	(345.7)	(417.0)

Total Accumulated Losses and Reserves	(582.3)	(614.6)	(593.2)

Movements during the year:

Asset Revaluation Reserve
Balance at beginning of the financial year	1.5	14.7	6.2
Transfer from/(to) retained profits	(0.8)	(13.2)	8.5

Balance at the end of the financial year	0.7	1.5	14.7

General Reserve
Balance at beginning of the financial year	1.8	2.7	3.0
Transfer from/(to) retained profits	1.5	(0.9)	(0.3)

Balance at the end of the financial year	3.3	1.8	2.7

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(272.2)	(193.6)	(127.2)
Transfers to retained profits	—	(7.3)	3.2
Exchange fluctuations on assets and liabilities held in foreign currencies
net loss on translation of net assets	(16.8)	(121.1)	(120.3)
net gain on hedge borrowings	9.4	49.8	50.7

Balance at the end of the financial year	(279.6)	(272.2)	(193.6)

Accumulated Losses
Balance at the beginning of the financial year	(345.7)	(417.0)	(289.9)
Transfer (to)/from reserves	(0.7)	21.4	(11.4)
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	70.7	49.9	(115.8)
Dividends provided for or paid *	(31.0)	—	0.1

Balance at the end of the financial year	(306.7)	(345.7)	(417.0)

*	2002 dividends represents an overprovision in the prior year.

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $0.7 million is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

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

PART III

Item 18 : Consolidated Financial Statements

7.	TOTAL EQUITY RECONCILIATION

	Consolidated
$ in millions	2004	2003	2002
Total equity at the beginning of the financial year	844.5	876.0	1,066.2
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	63.3	(21.4)	(185.4)
Transactions with owners as owners:
Contributions of equity	1.0	1.0	1.2
Share buy-back	(65.4)	(8.2)	—
Dividends	(31.0)	—	0.1
Total changes in outside equity interest	(0.6)	(2.9)	(6.1)

Total equity at the end of the financial year	811.8	844.5	876.0

8.	INCOME TAX

	Consolidated
$ in millions	2004	2003	2002
Prima facie income tax expense/(benefit) calculated at 30%	28.0	23.8	(17.2)
(2003: 30%, 2002: 30%) on profit/(loss) from ordinary activities

Increased taxation arising from:
Write down of assets	2.9	2.3	48.9
Net restructuring costs	2.9	1.4	5.4
Goodwill amortisation	0.9	1.1	1.4
Income tax under provided in prior years	2.2	1.3	0.2
Net higher overseas tax rates	—	8.3	4.1

Reduced taxation arising from:
Net (gain)/loss on sale of businesses and controlled entities	—	—	(7.7)
Investment and export incentive allowances	(6.8)	(6.7)	(6.3)
Net lower overseas tax rates	(0.9)	—	—
Other permanent differences*	(8.5)	(4.6)	12.4
Share of associates’ net profit	—	(0.1)	(0.6)

Income tax expense/(benefit) on profit from ordinaryactivities before individually significant items and effect of change in tax rate	20.7	26.8	40.6

Individually significant income tax items:
Write off of tax balances attributable to Australian operations	—	—	15.2

Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	20.7	26.8	55.8

Income tax expense/(benefit) attributable to operating profit/(loss) is made up of:
Provision attributable to current year	17.2	0.7	8.0
Under/(Over) provision in respect of previous years	2.2	1.3	0.2
Provision attributable to future years
Deferred income tax liability	(1.5)	0.3	(2.0)
Future income tax benefit	2.8	24.5	49.6

	20.7	26.8	55.8

*	Includes tax benefit on loss from Australian trading operations not brought to account/recovery of tax losses not previously brought to account.

PART III

Item 18 : Consolidated Financial Statements

9.	DIVIDENDS PAID OR DECLARED

	Consolidated
$ in millions	2004	2003	2002
Dividends paid

The following dividends were paid during the year to Ansell Limited shareholders:

A final dividend for the year ended 30 June 2003 of 11 cents per share unfranked, was paid on 9 October 2003	20.4	—	—
An interim dividend for the year ended 30 June 2004 of 6 cents per share unfranked, was paid on 8 April 2004	10.6	—	—

Dividends declared
Since the end of the financial year the Directors declared the following dividend payable to Ansell Limited shareholders:
final dividend of 7 cents, unfranked (2003 -11 cents; 2002 - nil)	12.3	20.4	—

The financial effect of this dividend has not been brought to account in the financial statements For the year ended 30 June 2004 and will be recognised in subsequent financial reports.

Dividend Franking Account
As a result of entering the Tax Consolidation regime the balance of available franking credits in the franking account as at 30 June 2004 was $2.7 million (2003 - nil; 2002 - nil).

10.	OUTSIDE EQUITY INTERESTS

	Consolidated
$ in millions	2004	2003	2002
Outside equity interests comprise:
Contributed equity	2.1	2.1	4.5
Reserves	(3.0)	(2.2)	2.4
Retained profits at the beginning of the financial year	10.9	6.8	3.6
Profits for the year	1.9	2.6	2.8
Dividends paid/provided for during the year	(1.7)	(1.7)	(1.8)
Outside equity interests disposed/acquired during the year	—	3.2	2.2
Retained profits at the end of the financial year	11.1	10.9	6.8

Total Outside Equity Interests	10.2	10.8	13.7

11.	CASH ASSETS

	Consolidated
$ in millions	2004	2003	2002
Cash on hand	0.9	0.6	0.2
Cash at bank	69.8	60.8	72.0
Short-term deposits	237.1	224.6	186.3

	307.8	286.0	258.5
Restricted deposits	10.3	13.8	18.4

Total Cash Assets	318.1	299.8	276.9

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

PART III

Item 18 : Consolidated Financial Statements

12.	RECEIVABLES

	Consolidated
$ in millions	2004	2003	2002
Current
Trade debtors	204.7	218.2	264.8
Less provision for doubtful debts	6.7	6.9	17.5
Less provision for rebates, allowances and warranty claims	15.0	13.8	14.8

	183.0	197.5	232.5
Amounts owing by South Pacific Tyres partnership	0.5	7.6	—
Other amounts receivable	45.2	57.3	61.2

Total Current	228.7	262.4	293.7

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	62.3	55.1	59.4
Amounts owing by other related parties	—	—	0.2
Interest bearing amount owing by external entities	—	—	2.5
Other amounts receivable	1.6	2.4	6.8
Less provision for doubtful debts	0.3	0.5	2.2

Total Non Current	63.6	57.0	66.7

Total Receivables	292.3	319.4	360.4

Included in other amounts receivable are:
(i) Loans to employees in relation to the employee share plan
current	—	—	0.7
non-current	0.8	1.2	3.6

(ii) Loans to Executive Directors of Ansell Limited and Executives who are Directors of certain controlled entities secured under the Ansell Housing Scheme repayable at a future date at concessional interest rates

non-current	—	—	0.2
Repayments received	—	0.2	0.2

The reconciliations of provision for doubtful debts - trade are presented below:
	Consolidated
$ in millions	2004	2003	2002
Balance at the beginning of the financial year	6.9	17.5	33.1
Acquisitions/(disposals) of entities	—	—	(8.2)
Amounts charged/(released) to profit/(loss) from operating activities	1.2	(2.5)	(2.9)
Amounts utilised for intended purposes	(1.3)	(7.4)	(4.0)
Net foreign currency differences on translation of self-sustaining
operations	(0.1)	(0.7)	(0.5)

Balance at the end of the financial year	6.7	6.9	17.5

13.	INVENTORIES

	Consolidated
$ in millions	2004	2003	2002
At Cost
Raw materials	20.1	21.6	31.9
Work in progress	13.6	13.1	17.0
Finished goods	112.0	137.2	181.1
Other stock	3.9	5.5	5.1

Total Inventory at Cost	149.6	177.4	235.1

Net Realisable Value
Finished goods	37.9	10.5	—
Other stock	3.0	—	—

Total Inventory at Net Realisable Value	40.9	10.5	—

Total Inventories	190.5	187.9	235.1

PART III

Item 18 : Consolidated Financial Statements

14.	OTHER FINANCIAL ASSETS (INVESTMENTS)

		Consolidated
$ in millions	Notes	2004	2003	2002
Other financial assets
Quoted on a prescribed stock exchange:
At cost		—	—	9.3
At market value		2.1	3.1	—
Not quoted on a prescribed stock exchange:
At cost		1.3	—	—
South Pacific Tyres N.Z. Ltd		21.6	21.9	20.1
Investment in Partnership
South Pacific Tyres		116.4	116.4	116.4

Total Other Financial Assets		141.4	141.4	145.8

(b) Investments accounted for using the equity method
Shares in Unlisted Associated Companies
Equity Accounted	38	—	—	13.3

Total Investments accounted for using the equity method		—	—	13.3

(1)	The Directors have adopted the cost basis of valuation in accordance with AASB 1041 ‘Revaluation of Non-Current Assets’.

15.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
$ in millions	2004	2003	2002
(a) Freehold Land
At cost	12.6	13.4	16.3
(b) Freehold Buildings
At cost	37.7	39.8	45.6
Less provision for depreciation	11.7	11.9	7.6

	26.0	27.9	38.0

(c) Leasehold Land and Buildings
At cost	52.2	53.4	62.6
Less provision for amortisation	12.2	11.1	12.1

	40.0	42.3	50.5

(d) Plant and Equipment
At cost	400.6	436.3	502.5
Less provision for depreciation	260.2	266.1	286.7

	140.4	170.2	215.8

(e) Buildings and Plant under construction
At cost	8.8	9.1	11.9

Total property, plant and equipment	227.8	262.9	332.5

In accordance with the consolidated entity’s policy of obtaining an independent valuation of land and buildings every three years, a valuation was carried out as at 31 December 2003 by independent valuers. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2004, this resulted in a valuation of freehold land of $33,527,961and a valuation of freehold buildings of $52,227,266.

As land and buildings are recorded at cost, the valuation has not been brought to account.

PART III

Item 18 : Consolidated Financial Statements

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated
$ in millions	2004	2003	2002
Freehold Land
Balance at the beginning of the financial year	13.4	16.3	43.3
Disposal of entities	—	—	(20.8)
Disposals/Write-downs	(1.5)	(0.6)	(4.6)
Net foreign currency differences on translation of self-sustaining operations	0.7	(2.3)	(1.6)

Balance at the end of the financial year	12.6	13.4	16.3

Freehold Buildings
Balance at the beginning of the financial year	27.9	38.0	97.7
Additions	0.1	0.1	0.3
Disposal of entities	—	—	(33.3)
Disposals/Write-downs	(2.0)	(3.4)	(19.4)
Transfer from capital works in progress	0.2	0.1	—
Depreciation	(1.1)	(1.8)	(3.9)
Net foreign currency differences on translation of self-sustaining operations	0.9	(5.1)	(3.4)

Balance at the end of the financial year	26.0	27.9	38.0

Leasehold Land and Buildings
Balance at the beginning of the financial year	42.3	50.5	73.2
Additions	0.1	0.8	1.1
Additions through entities acquired	—	—	1.9
Disposal of entities	—	—	(14.8)
Disposals/Write-downs	(0.2)	—	(2.7)
Transfers from capital works in progress	0.7	0.2	1.4
Amortisation	(1.5)	(1.7)	(2.8)
Net foreign currency differences on translation of self-sustaining operations	(1.4)	(7.5)	(6.8)

Balance at the end of the financial year	40.0	42.3	50.5

Plant and Equipment
Balance at the beginning of the financial year	170.2	215.8	423.9
Additions	3.9	5.4	11.4
Additions through entities acquired	—	—	3.4
Disposal of entities	—	—	(104.4)
Disposals/Write-downs	(9.7)	(3.7)	(74.4)
Transfers from capital works in progress	8.3	9.5	30.5
Depreciation	(22.7)	(27.7)	(46.4)
Net foreign currency differences on translation of self-sustaining operations	(9.6)	(29.1)	(28.2)

Balance at the end of the financial year	140.4	170.2	215.8

PART III

Item 18 : Consolidated Financial Statements

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Consolidated
$ in millions	2004	2003	2002
Buildings and Plant under construction
Balance at the beginning of the financial year	9.1	11.9	31.8
Additions	9.7	9.1	21.5
Disposal of entities	—	—	(7.0)
Disposals/Write-downs	—	—	(0.4)
Transfers to property, plant & equipment	(9.2)	(9.8)	(31.9)
Net foreign currency differences on translation of self-sustaining operations	(0.8)	(2.1)	(2.1)

Balance at the end of the financial year	8.8	9.1	11.9

16.	INTANGIBLE ASSETS

	Consolidated
$ in millions	2004	2003	2002
Brand Names
At cost	117.4	121.2	142.5

Goodwill
At cost	375.3	385.6	445.9
Less provision for amortisation	199.3	182.3	185.2

	176.0	203.3	260.7

Total Intangibles	293.4	324.5	403.2

17.	DEFERRED TAX ASSETS

	Consolidated
$ in millions	2004	2003	2002
Future income tax benefit arising from:
Accumulated timing differences	23.6	26.0	32.2
Accumulated tax losses	0.6	6.0	17.5

	24.2	32.0	49.7

The Group has unrecognised capital tax losses relating to controlled entities of $374.9 million (2003 - $267.9 million; 2002 - $331.3 million). Future income tax benefits of $363.9 million (2003 - $380.4 million; 2002 - $393.6 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

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

(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

	Consolidated
$ in millions	2004	2003	2002
Trading stock tax adjustments	3.5	4.9	4.0
Provisions	17.0	18.1	21.4
Accruals	2.7	2.3	3.0
Unrealised foreign exchange losses	—	—	0.5
Accumulated tax losses	0.6	6.0	17.5
Other	0.4	0.7	3.3

Total temporary differences	24.2	32.0	49.7

PART I

Item 18 : Consolidated Financial Statements

18.	PAYABLES

	Consolidated
$ in millions	2004	2003	2002
Current
Trade creditors	124.1	130.1	166.6
Other creditors	35.3	24.3	26.1

Total Current	159.4	154.4	192.7

Non-Current
Other creditors	3.3	3.2	3.7

Total Non-Current	3.3	3.2	3.7

Total Payables	162.7	157.6	196.4

19.	INTEREST BEARING LIABILITIES

	Consolidated
$ in Millions	2004	2003	2002
Current
Bank overdrafts	3.3	2.6	14.6
Bank loans repayable in:
Canadian dollars	—	5.6	5.8
Euro dollars	—	—	14.9
Malaysian ringgits	7.0	9.2	5.8
Other currencies	0.8	0.6	0.7

Other loans repayable in:
Australian dollars	50.0	—	—
Sterling Pounds	—	—	16.2
U.S. dollars	129.1	133.8	49.6

Total Current	190.2	151.8	107.6

Non-Current
Bank loans repayable in:
U.S. dollars	101.6	—	—
Other currencies	—	—	0.2
Other loans repayable in:
Australian dollars	66.0	116.0	116.0
Euro dollars	—	—	34.0
U.S. dollars	68.4	204.0	366.3

Total Non-Current	236.0	320.0	516.5

Total Interest Bearing Liabilities	426.2	471.8	624.1

At 30 June 2004 bank overdraft and other loans totalling $1.4 million (2003: $1.7 million, 2002: $2.4 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million has a five year term and US$50 million a 364 day term. This facility can be accessed by the parent company and certain USA subsidiaries. US$70 million of the five year term facility had been drawn down at 30 June 2004 (June 2003: Nil) leaving an unused balance at that date of US$180 million. There are no restrictions on the access to this facility. There are a number of financial covenants attaching to this facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. The interest rate for this facility is determined based on market rates at the time amounts are drawn down. The Company is in compliance with all covenants.

PART III

Item 18 : Consolidated Financial Statements

19.	INTEREST BEARING LIABILITIES (CONTINUED)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June, 2004.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts
Indian rupees	0.8	3.80	At Call
Thai Baht	1.8	1.80	At Call
United States dollars	0.7	1.80	At Call

Total Bank Overdrafts	3.3

Bank Loans
Current
Malaysian ringgits	7.0	3.00	2005
Other currencies	0.8	2.50	2005

	7.8

Non-Current
United States dollars	101.6	4.07	2009

Total Bank Loans	109.4

Other Loans
Current
Australian dollars	50.0	6.77	2005
United States dollars	129.1	6.92	2005

	179.1

Non-Current
Australian dollars	50.0	6.54	2007
Australian dollars	16.0	7.76	2007
United States dollars	29.0	2.19	2006
United States dollars	26.3	5.99	2007
United States dollars	13.1	1.97	2010

	134.4

Total Other Loans	313.5

Total Interest Bearing Liabilities	426.2

Maturity Schedule
Term to maturity:
Within one year	190.2
One to two years	29.0
Two to three years	92.3
Four to five years	101.6
Greater than five years	13.1

Total	426.2

	Consolidated
$ in Millions	2004	2003	2002
Net Interest Bearing Debt
Cash at bank and short-term deposits (net of restricted deposits)	306.9	285.4	258.3
Current borrowings	190.2	151.8	107.6
Non-current borrowings	236.0	320.0	516.5

Net interest bearing debt	119.3	186.4	365.8

PART III

Item 18 : Consolidated Financial Statements

20.	PROVISIONS

	Consolidated
$ in Millions	2004	2003	2002
Current
Provision for employee entitlements	17.1	17.7	25.2
Provision for contingencies	4.6	4.8	2.8
Provision for rationalisation and restructuring costs	13.1	13.5	30.0
Provision for Accufix Pacing Lead related expenses	11.2	14.5	18.6
Provision for claims	6.0	7.0	8.8

	52.0	57.5	85.4
Provision for income tax	2.6	3.1	1.9

Total Current	54.6	60.6	87.3

Non-Current
Provision for employee entitlements	23.9	21.7	23.3
Provision for deferred income tax	20.2	21.5	24.4

Total Non-Current	44.1	43.2	47.7

Total Provisions	98.7	103.8	135.0

Reconciliations of the carrying amount of each class of provision, except for employee entitlements, are set out below:
	Consolidated
$ in Millions	2004	2003	2002
Provision for contingencies
Balance at the beginning of the financial year	4.8	2.8	3.2
Amounts charged to profit after tax from operating activities	—	2.4	—
Net foreign currency differences on translation of self-sustaining operations	(0.2)	(0.4)	(0.4)

Balance at the end of the financial year	4.6	4.8	2.8

Provision for rationalisation and restructuring
Balance at the beginning of the financial year	13.5	30.0	111.9
Acquisitions/(disposals) of entities	—	—	(11.5)
Amounts charged/(released) to profit/(loss) from operating activities	9.7	10.1	20.3
Amounts utilised for intended purposes	(10.1)	(25.7)	(88.0)
Net foreign currency differences on translation of self-sustaining operations	—	(0.9)	(2.7)

Balance at the end of the financial year	13.1	13.5	30.0

Provision for Accufix Pacing Lead related expenses
Balance at the beginning of the financial year	14.5	18.6	29.3
Amounts utilised for intended purposes	(3.1)	(2.7)	(10.7)
Transfer to controlled entities	—	—	—
Amounts refunded by Court/recovered from Insurers	—	—	1.5
Net foreign currency differences on translation of self-sustaining operations	(0.2)	(1.4)	(1.5)

Balance at the end of the financial year	11.2	14.5	18.6

Provision for claims (Captive Insurance Company)
Balance at the beginning of the financial year	7.0	8.8	10.9
Amounts utilised for intended purposes	(1.0)	(1.8)	(2.1)

Balance at the end of the financial year	6.0	7.0	8.8

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:
	Consolidated
$ in Millions	2004	2003	2002
Depreciation on plant adjustments	1.8	9.3	4.1
Amortisation of Intangible Assets	12.4	13.5	16.8
Other	6.0	(1.3)	3.5

Total	20.2	21.5	24.4

PART III

Item 18 : Consolidated Financial Statements

20.	PROVISIONS (CONTINUED)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Consolidated
Employee Entitlements	2004	2003	2002
Assumed rate of increase in wage and salary rates	2.0%	3.4%	4.0%
Discount rate	4.1%	1.7%	2.3%
Settlement term (years)	10-15	10-15	10-15
Number of employees at year end	11,530	12,013	12,160

21. OTHER LIABILITIES

	Consolidated
$ in Millions	2004	2003	2002
Current
Deferred income	—	1.1	1.2

Total Current Other Liabilities	—	1.1	1.2

22. DISSECTION OF LIABILITIES

	Consolidated
$ in Millions	2004	2003	2002
Secured
Bank overdrafts and other loans	0.6	1.1	1.5
Bank loans	0.8	0.6	0.9
Unsecured
Bank overdrafts	2.7	1.5	13.1
Bank loans	108.6	14.8	26.5
Other loans	313.5	453.8	582.1
Trade creditors	124.1	130.1	166.6
Other creditors	38.6	27.5	29.8
Provisions (as per Note 20)	98.7	103.8	135.0
Other liabilities (as per Note 21)	—	1.1	1.2

Total Unsecured Liabilities	686.2	732.6	954.3

Total Liabilities	687.6	734.3	956.7

23. EXPENDITURE COMMITMENTS

	Consolidated
$ in Millions	2004	2003	2002
(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:	—	0.2	0.2
Plant and equipment	—	0.2	0.2

Payable within one year	—	0.2	0.2

(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	11.8	14.0	11.0
One year or later and no later than five years	30.1	33.3	29.1
Later than five years	14.4	11.1	15.6

	56.3	58.4	55.7

The Group leases property under operating leases expiring from one to twenty years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.

PART III

Item 18 : Consolidated Financial Statements

24.	SUPERANNUATION

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees.

The defined benefit funds are listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund. In respect of these funds, employer contributions are based on the advice of the plan’s actuary.

$ in millions	2004				2003				2002
Defined Benefit Plan	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits
Plan sponsored by the Company
Pacific Dunlop Superannuation Fund	37.4	26.7	10.7	22.5	41.3	26.7	14.6	26.3	41.3	26.7	14.6	26.3
Plans sponsored by other entities in the consolidated entity
Ansell Cash Balance Pension Plan	33.0	44.0	(11.0)	42.7	29.2	46.6	(17.4)	45.3	44.7	54.9	(10.2)	53.2
Ansell Healthcare Products Inc. Union Retirement Plan	7.8	12.0	(4.2)	12.0	6.7	12.3	(5.6)	12.3	9.9	11.8	(1.9)	11.8
Ansell Cash Balance Restoration Plan	—	1.3	(1.3)	1.3	—	1.6	(1.6)	1.6	—	1.9	(1.9)	1.9

Total for plans sponsored by the consolidated entity	78.2	84.0	(5.8)	78.5	77.2	87.2	(10.0)	85.5	95.9	95.3	0.6	93.2

Pacific Dunlop Superannuation Fund
Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of Cost/Defined Contribution
Date of last actuarial valuation	01/07/2002
Actuary	Mercer Human Resource Consulting Pty. Ltd.

Plan net assets and vested benefits have been calculated at 30 June 2003, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 1 July 2002. The values shown reflect amounts in respect of Ansell Limited employees only. Employees of South Pacific Tyres are also members of the fund through 1 April 2004. Effective 1 April 2004 the remaining Ansell members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent Superannuation Fund). The transfer of assets from the Pacific Dunlop Superannuation Fund to Equipsuper has not as yet been completed.

Ansell Cash Balance Pension Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

Ansell Healthcare Products Inc. Union Retirement Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

Ansell Cash Balance Restoration Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Contributions equal benefits paid
Date of last actuarial valuation	31/03/2004
Actuary	Retirement Plan Actuaries, Inc

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds. In accordance with the various Trust Deeds, the Company and their controlled entities are under no legal or constructive obligation to make up any shortfall in the plans’ assets to meet payments due to employees and accordingly no provision has been raised for the deficiencies at 30 June 2004.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

PART III

Item 18 : Consolidated Financial Statements

24.	SUPERANNUATION (continued)

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

Definitions

Balance of cost:	The consolidated entity’s contribution is assessed by the actuary by taking into account the members’ contribution and the values of the assets.

Defined contribution:	The consolidated entity’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.

Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.

Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

	Consolidated
$ in millions	2004	2003	2002
Contributions to defined benefit funds during the year	9.9	10.7	3.2
Contributions to accumulation funds during the year	1.1	1.5	0.8

25.	OWNERSHIP-BASED REMUNERATION SCHEMES

Executive and Employee Share Plans

The Company has operated two share plans for employees and Directors of the consolidated entity:

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”), and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”).

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

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue - 8 1/4 years). While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

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

PART III

Item 18 : Consolidated Financial Statements

25.	OWNERSHIP-BASED REMUNERATION SCHEMES (CONTINUED)

of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $4,366 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2004 (2003 -$13,288 pre-tax; 2002 - $535,381 pre-tax).

The market price of the Company’s shares as at 30 June 2004 was $7.74.

Options - Generally

At reporting date and the date of this report 1,825,000 unissued ordinary shares in the Company remain under option (refer Note 28 Director and Executive Disclosures for details).

Ansell Limited Stock Incentive Plan

Options and or Performance Share Rights (PSRs) are granted under the Ansell Limited Stock Incentive Plan (‘the Plan’). Decisions to grant options or PSRs are reviewed annually by the Board and are granted for no consideration. In general, grants are made annually, each award being three equal tranches. Each tranche is subject to performance targets set by the Board in respect of each of the three successive years. These rights entitle the holder to an equivalent number of fully-paid ordinary shares upon achievement of the performance targets.

The options may be exercised at a price based on the average of the Ansell share price on the five days preceding the grant. PSRs, when vested, are converted to fully-paid ordinary shares at no cost to the executive. Upon vesting participants are permitted to sell shares to cover tax liabilities and up to 50% of the remaining vested tranche. The balance remains restricted for a further 12 months. PSRs that have vested but remain restricted attract dividends.

During 2004 525,000 options and 150,000 PSRs were granted to the Chief Executive Officer upon his appointment as an executive, pursuant to the Plan. The options, which are subject to performance conditions, have an exercise price of $7.40, are not exercisable until one year after they vest and will lapse if not exercised on or before 30 June 2014. The PSRs convert to shares at no cost to the executive upon satisfaction of performance conditions. Both the options and PSRs were granted in three tranches, and are subject to the achievement of long-term performance targets and stretch targets established by the Board. Targets for financial year 2005 and future years are yet to be finalised and are subject to further Board consideration of the next stage of the Company’s development under the leadership of the new Chief Executive Officer. The vesting period for both the options and PSRs commenced 1 July 2004.

The options granted to the former Managing Director have now vested. The first tranche of 500,000 options are now exercisable at $6.32 for each share acquired. The second tranche of 500,000 options may be exercised, again at $6.32 for each share acquired, after 30 June 2005. Both tranches of options may only be exercised prior to 30 June 2006.

During the 2003 financial year the Chief Financial Officer was granted 300,000 options in three equal tranches of 100,000 options, each with an exercise price of $6.97 and subject to certain performance targets aligned to EBITA of the Ansell Healthcare business and the achievement of certain financial ratios for the 2003-2005 financial years. In respect of the first two tranches the performance targets have been met and these options have vested. The first tranche is exercisable after 30 June 2004, the second after 30 June 2005. These options expire on 23 September 2012.

During 2003 437,500 PSRs, exercisable in three equal tranches, were granted to senior Group executives pursuant to the Plan. The performance targets applicable to the first two tranches have been met and those tranches have vested. The third tranche is subject to the achievement of performance targets for the 2005 financial year.

PART III

Item 18 : Consolidated Financial Statements

25.	OWNERSHIP-BASED REMUNERATION SCHEMES (CONTINUED)

During 2004 a further 665,000 PSRs, exercisable in three equal tranches, were granted to executives (including those granted to the Chief Executive Officer). The performance targets in respect of the first tranche of PSRs granted in the current year (with the exception of those granted to the Chief Executive Officer) have been achieved and these PSRs have vested. The second and third tranches are subject to the achievement of performance targets for the 2005 and 2006 financial years respectively.

In relation to the 2005 financial year the performance condition applicable to options and PSR’s issued to executives other than the Chief Executive Officer is that the EBITA for the Ansell Healthcare business meets or exceeds US$115 million. Performance targets for periods beyond financial year 2005 are under review pending Board consideration of the next stage of the Company’s development under the leadership of the recently-appointed Chief Executive Officer.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively expensed over the vesting period for these securities. The amount included as remuneration (as disclosed in Note 28 Director and Executive Disclosures) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. No amount in respect of options or PSRs has been included in the determination of the remuneration of the Chief Executive Officer as the vesting period for these instruments commenced after balance date.

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2004 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Estimated Volatility	Risk Free Interest Rate	Dividend Yield
Options	1,000,000	12/4/2002	30/6/2006	$2.15	$6.32	$6.40	30.0%	6.0%	0.0%
Options	300,000	23/9/2002	23/9/2012	$2.66-$2.70	$6.97	$6.88	20.0%	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35-$2.38	$7.40	$7.74	20.0%	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	20.0%	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89-$6.12	N/A	$6.19	20.0%	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94-$7.22	N/A	$7.74	20.0%	N/A	2.0%

Estimated volatility is based on an analysis of historical share price data.

26.	CONTINGENT LIABILITIES AND CONTINGENT ASSETS

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

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies remain on foot, the majority of which have been brought in France.

As at 30 June 2004, the balance of the provisions made for settlements in relation to claims (approximately A$11.2 million) is considered adequate to address any remaining liability of members of the Ansell Group.

PART III

Item 18 : Consolidated Financial Statements

26.	CONTINGENT LIABILITIES AND CONTINGENT ASSETS (CONTINUED)

Latex Allergy Litigation

As at 30 June 2004, there were approximately 46 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against United States Group Companies. It is not possible, at this time, to quantify the potential financial impact, of such cases, on the Group.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the Ansell Group’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court review its decision. The Court has yet to do so. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but the Ansell Group only expects to recover stock in the reorganised company (Exide Technologies, Inc.). The ultimate amount of the Ansell Group’s claims have not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies Inc. is also undetermined.

PART III

Item 18 : Consolidated Financial Statements

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

Interest Rate Risk

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

	Weighted Effective Interest Rate %	Floating	Fixed Interest maturing in:			Non Interest Bearing	Total
$ in millions			1 year or less	1 to 5 years	Over 5 years
Financial Assets 2004
Recognised
Cash on hand and at bank	1.1%	20.5	—	—	—	50.2	70.7
Short-term deposits	4.8%	231.8	—	15.6	—	—	247.4
Receivables - trade	N/A	—	—	—	—	183.0	183.0
Receivables - other	6.1%	62.8	—	—	—	46.5	109.3
Investments	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2004		315.1	—	15.6	—	421.1	751.8

Financial Liabilities 2004
Recognised
Payables - trade	NA	—	—	—	—	124.1	124.1
Payables - other	NA	—	—	—	—	38.6	38.6
Bank overdraft	1.5%	3.3	—	—	—	—	3.3
Bank and other loans	5.6%	321.2	—	101.7	—	—	422.9
Provision for employee entitlements	N/A	—	—	—	—	41.0	41.0
Unrecognised
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	—	—	—

Total Financial Liabilities 2004		177.1	121.1	128.0	—	203.7	629.9

Net Financial Assets/(Liabilities) 2004		138.0	(121.1)	(112.4)	—	217.4	121.9

Financial Assets 2003
Recognised
Cash on hand and at bank	1.3%	61.4	—	—	—	—	61.4
Short-term deposits	3.9%	238.4	—	—	—	—	238.4
Receivables - trade	N/A	—	—	—	—	197.5	197.5
Receivables - other	5.4%	62.7	—	—	—	59.2	121.9
Investments	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2003		362.5	—	—	—	398.1	760.6

Financial Liabilities 2003
Recognised
Payables - trade	N/A	—	—	—	—	130.1	130.1
Payables -other	N/A	—	—	—	—	27.5	27.5
Bank overdraft	3.2%	1.3	—	—	—	1.3	2.6
Bank and other loans	6.4%	370.0	24.2	75.0	—	—	469.2
Provision for employee entitlements	N/A	—	—	—	—	39.4	39.4
Unrecognised
Net interest rate swaps	2.5%	(319.4)	168.8	150.6	—	—	—

Total Financial Liabilities 2003		51.9	193.0	225.6	—	198.3	668.8

Net Financial Assets/(Liabilities) 2003		310.6	(193.0)	(225.6)	—	199.8	91.8

PART III

Item 18 : Consolidated Financial Statements

27.	FINANCIAL INSTRUMENTS (continued)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $57.7 million (2003 - $64.4 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

Credit Risk and Net Fair Value

Recognised Financial Instruments:

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

(ii) Net Fair Value

The Company considers that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

Unrecognised Financial Instruments:

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

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $1.6 million (2003 - ($11.1) million; 2002 - ($23.8) million), if all contracts were closed out on 30 June 2004.

	Face Value			Credit Risk			Net Fair Value
$ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	77.0	112.0	329.7	0.4	0.3	1.6	0.2	(0.4)	(7.3)
- Australian dollars	22.0	47.5	49.4	—	1.8	—	—	1.8	—
- Other currencies	33.4	44.8	216.5	0.2	—	2.5	0.1	(0.9)	2.4
Cross Currency Swaps:
- U.S. dollars	53.8	69.4	96.5	1.9	2.7	2.2	1.9	2.7	(1.5)
- Other currencies	—	—	16.5	—	—	—	—	—	(2.1)
Foreign Exchange Options
Zero Cost Collar
- Euro/U.S. dollars	193.5	103.5	—	2.2	0.8	—	0.7	(2.6)	—
Premium Paid (Put)
- Euro/U.S. dollars	—	19.8	—	—	0.2	—	—	0.2	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	141.0	369.4	435.1	0.4	0.3	3.0	(1.2)	(10.9)	(14.5)
- Australian dollars	50.0	100.0	300.0	—	—	—	(0.1)	(1.0)	(0.8)
- Other currencies	—	—	17.5	—	—	—	—	—	—

Total	570.7	866.4	1,461.2	5.1	6.1	9.3	1.6	(11.1)	(23.8)

PART III

Item 18 : Consolidated Financial Statements

27.	FINANCIAL INSTRUMENTS (continued)

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of its purchase and sale commitments denominated in foreign currencies (principally US dollars). Hedge cover does not exceed 12 months.

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

	Foreign Exchange Related Contracts			Interest Rate Contracts			Foreign Exchange Options			Total
$ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Term:
0 to 6 mths	0.6	2.1	4.1	—	0.3	—	1.1	0.4	—	1.7	2.8	4.1
6 to 12 mths	0.1	—	—	—	—	—	1.1	0.6	—	1.2	0.6	—
1 to 2 yrs	—	0.2	—	—	—	3.0	—	—	—	—	0.2	3.0
2 to 5 yrs	1.8	2.5	2.2	0.4	—	—	—	—	—	2.2	2.5	2.2

Total	2.5	4.8	6.3	0.4	0.3	3.0	2.2	1.0	—	5.1	6.1	9.3

(vi) Historical Rate Rollovers

It is the consolidated entity’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2004	2003	2002	2004	2003	2002
Exposures
Less than 1 year	—	—	—	(0.1)	1.9	(0.5)

Realised Swaps Deferred
Less than 1 year	0.7	0.4	0.1
1 to 2 years	0.7	0.8	0.7
2 to 5 years	4.9	0.9	2.2

PART I

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES

Specified Directors:

The following persons were directors of Ansell Limited during the financial year:

E.D. Tweddell - Chairman

H. Boon - Group Managing Director and Chief Executive Officer (retired 30 June 2004)

P.L. Barnes

L.D. Crandall

H.J. Elliott

S.P. Gold (resigned 16 April 2004. Alternate to M.J. McConnell from 16 April 2004)

M.J. McConnell (appointed 16 April 2004. Previously alternate to S.P. Gold)

Specified Executives (other than directors) with the Greatest Authority for Strategic Direction and Management:

The following persons were the specified executives with the greatest authority for the strategic direction and management of the consolidated entity during the financial year:

Name	Position	Employer
W. Heintz	Senior Vice President and Regional, Director - Europe	Ansell Healthcare Europe N.V.
R. Jilla	Senior Vice President and Chief Financial Officer	Ansell Healthcare Products LLC.
N. O’Donnell	Senior Vice President and Regional Director - Asia Pacific	Ansell Limited
W. Reed	Senior Vice President and Regional Director - Americas	Ansell Healthcare Products LLC.
W. Reilly, Jr.	Senior Vice President and General Counsel	Ansell Healthcare Products LLC.
D. Tough	Appointed as an executive effective 11 May 2004 and as Group Managing Director and Chief Executive Officer 1 July 2004	Ansell Healthcare Products LLC.

Remuneration of specified directors and specified executives:

Principles used to determine the nature and amount of remuneration

The Board’s Nomination, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for the Managing Director and senior management and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. The fees of the Chairman and Non-executive Directors are set within the aggregate amount approved by shareholders, at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people to consider Board appointment. The Board will continue to review its remuneration strategies in relation to Non-Executive Directors from time to time, in line with general industry practice.

Non-executive Directors

The total annual amount of fees payable to the Chairman and Non-executive Directors is $750,000, which was set in 1989. This is the maximum aggregate amount, and the Company does not, at this time, intend distributing the full amount by way of fees. The Board, prior to setting annual fees for the 2004 financial year, obtained independent expert advice and undertook a review of comparable companies. The fees payable to the Non-executive Directors for this year were adjusted to reflect the termination of the retirement payment arrangements as at 30 June 2003. Each Non-executive Director is required to reinvest a minimum of 10 per cent of their gross fee in acquiring shares in the Company until their shareholding is equal to at least one year’s fees, pursuant to the Non-executive Directors’ Share Plan. The Plan enables Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company. The Non-executive Directors’ Share Plan is not a performance-based share plan and is not intended as an incentive component of a Non-executive Director’s remuneration. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). This Plan essentially involves each Non-executive Director using his or her own after-tax money to buy shares on ASX at market price (i.e. involving no discount) to increase his or her direct holding in the Company. Accordingly, no performance conditions were proposed to attach as a precondition for purchase of the shares. Each Director is, however, generally required to retain shares acquired under the Plan for the period he or she holds office as a Director.

PART III

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Senior Executives

Executive compensation is composed of several elements that need to be combined as an integrated whole for the Company to receive the best return from its expenditure. The compensation approach is based on there being consistency between countries but with cost related to market practice in each location.

Executive compensation is composed of fixed (salary and benefits) and variable (short and long term incentives) components. The weighting of fixed and variable aims to provide a strong focus on performance. The balance between short and long term incentives recognises that senior executives are responsible, along with the Board, for the sustainable health and success of the company. Its purpose is to provide compensation which allows the Company to secure the services of high calibre executives and focus them towards a common vision and achievement of goals. As part of this purpose it should foster teamwork, innovation and calculated risk taking aimed at achieving sustainable business improvements and maximising shareholder value.

Participants in the senior executive compensation program are as follows:

•	CEO

•	Executives in Ansell Grades E1-E3 and other key management talent as designated by the CEO and or the Compensation Committee.

Compensation of participants is composed of four regular elements as follows:

•	Base salary

•	Benefits

•	Short term incentive

•	Long term incentive

Other components such as special retention programs may be used from time to time as needed.

Base salary

The terms of employment of all executive management contain a fixed remuneration component, or base salary. In general, base salary is dependent upon the level and scope of an executive’s position, is targeted at a norm within benchmarked industries, and takes into account individual performance.

Benefits

Executives receive benefits such as motor vehicle allowances, home office expenses, contributions to Superannuation/Pension plans and executive insurance.

Short term incentive (STI)

An annual cash-based incentive program operates to reward individual performance against agreed performance targets. This target based STI plan is used to reinforce business plans by focusing on Key Performance Indicators (KPI’s) which are reviewed with the Remuneration Committee each year. By including company performance as a significantly weighted measure of performance, payouts will be directly linked to overall Company performance. Each executive has a target STI Opportunity (STIO) depending on the accountabilities of the role, impact on the organisation and geographic location. For Senior executives the maximum target bonus opportunity is 45% of base salary.

Each year the Remuneration Committee considers appropriate targets and KPI’s to link the STI and the level of payout if targets are met. For the year ended 30 June 2004 the KPI’s linked to STIO were based on functional/individual, regional and total Company objectives. The KPI’s required performance in growing revenue, improving EBITA and reducing Working Capital. The remuneration committee set a threshold level at which STI payouts are triggered and this will usually represent 50% of the target award. A stretch goal is also established for each KPI allowing up to 200% of the target award to be earned.

Long term incentive

In 2002, the Company established the Ansell Limited Stock Incentive Plan (the Plan). Under the Plan, Ansell may make grants of options or Performance Share Rights (PSR’s), which are subject to the achievement of performance targets set by the Board. Refer to Note 25 Ownership-Based Remuneration Schemes for details on options and PSRs.

PART III

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Details of remuneration

Details of the remuneration of all directors of Ansell Limited and each of the specified executives of the consolidated entity are set out in the following tables.

Specified Directors of Ansell Limited

2004

	Primary		Post-employment		Equity	Other
Name	Cash salary and fees $	Cash bonus $	Super- annuation contribution (a) $	Retirement benefits $	Notional value of equity compensation (b) $	Termination benefits $	Other (c) $	Total $
Non-executive
E. D. Tweddell (Chairman)	234,375		21,094					255,469
P. L. Barnes	91,875		8,287					100,162
L. D. Crandall	82,500		7,425					89,925
H. J. Elliott	82,500		7,425					89,925
S. P. Gold (resigned 16 April 2004)	65,625		5,906					71,531
M. J. McConnell (appointed 16 April 2004)	17,187		1,547					18,734

Executive
H. Boon (CEO and Managing Director) (retired 30 June 2004) (d) (f)	966,981	419,545	356,636		537,500	2,204,960	714,893	5,200,515

Total all specified Directors	1,541,043	419,545	408,320		537,500	2,204,960	714,893	5,826,261

Specified executives of the consolidated entity

2004

	Primary		Post-employment		Equity	Other
Name	Cash salary and fees $	Cash bonus $	Super- annuation contribution (a) $	Retirement benefits $	Notional value of equity compensation (b) $	Termination benefits $	Other (c) $	Total $
W. Heintz (e) (h)	386,845	190,824	125,926		152,988		259,624	1,116,207
R. Jilla (d) (g) (h)	398,978	190,009	29,162		407,732		51,223	1,077,104
N. O’Donnell (h)	196,000	61,985	39,004		99,176		32,160	428,325
W. Reed (d) (h)	363,401	122,118	19,605		142,945		58,032	706,101
W. Reilly (d) (h)	334,866	159,351	19,092		97,572		22,139	633,020
D. Tough (appointed as an executive 11 May 2004 and CEO and Managing Director 1 July 2004) (d)	124,715						1,021	125,736

Total all specified executives	1,804,805	724,287	232,789		900,413		424,199	4,086,493

(a)	For Directors includes notional contributions at the rate that satisfies Australian Superannuation Guarantee requirements. No amounts were required to be paid to the Australian Superannuation fund in respect of the year ended 30 June 2004 upon advice of the Trustee. For US based specified executives, includes contributions to US benefit or non-qualified pension plans as applicable and to a European pension plan for Mr Heintz. For Messrs Boon and O’Donnell it also includes an imputed notional contribution to the Australian superannuation fund calculated at an actuarial rate.

(b)	In accordance with the requirements of Accounting Standards, remuneration includes a proportion of the notional value of options or PSRs granted or outstanding during the year. The notional value is determined as at grant date and is progressively allocated over the ‘vesting period’ or these securities. The amount included as remuneration is not related to, nor indicative of the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

(c)	Includes cash benefits such as motor vehicle allowances, home office expenses, executive insurance, housing allowances and statutory amounts paid on termination including accumulated annual leave and long service leave.

(d)	US-based Executives are paid in US$. The average exchange rate for June 2004 is US$0.7016 = A$1.00.

(e)	Europe-based Executive paid in Euros. The average exchange rate for June 2004 is Euros 0.5775 = A$1.00.

PART III

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(f)	Notional value of Equity Compensation includes the notional value of 500,000 options granted in April 2002. The options, which have an exercise price of $6.32 for each share acquired, vested upon achievement of performance conditions applicable to the 2004 financial year.

(g)	Notional value of Equity Compensation includes the notional value of 100,000 options granted in September 2002. The options, which have an exercise price of $6.97 for each share acquired, vested upon achievement of performance conditions applicable to the 2004 financial year.

(h)	Notional value of Equity Compensation includes the notional vale of PSRs granted in 2002 and 2003 that vested upon achievement of performance conditions applicable to the 2004 financial year.

Service agreements

Remuneration and other terms of employment for executives are specified in Letters of Appointment. Specified US based executives are considered to be employed ‘at will’. Terms regarding the termination of employment are covered under the Company’s Severance Policy. It is Company policy that specified US executives employed for more than 12 months will, in general, receive termination payments equal to 12 months’ base salary plus certain other benefits. The Letters of Appointment provide the framework for the provision of other benefits including participation in the Short Term Incentive Plan, Long Term Incentive Plan, Medical Health Plans, Superannuation and Retirement plans where eligible.

Specified executives based in Europe and Australia are employed according to the terms and conditions of employment as specified in each jurisdiction.

W. Heintz

•	At will employment

•	Base salary for the year ended 30 June 2004 EURO 223,403 to be reviewed annually by the remuneration committee.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

R. Jilla

•	At will employment

•	Base salary for the year ended 30 June 2004 US$279,923 to be reviewed annually by the remuneration committee.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

N. O’Donnell

•	Employed under Australian federal employment law and common law legislation

•	Base salary for the year ended 30 June 2004 A$196,000 to be reviewed annually by the remuneration committee.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to a maximum of one times total annual remuneration package.

W. Reed

•	At will employment

•	Base salary for the year ended 30 June 2004 US$254,962 to be reviewed annually by the remuneration committee.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

W. Reilly

•	At will employment

•	Base salary for the year ended 30 June 2004 US$234,942 to be reviewed annually by the remuneration committee.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one times annual base salary.

D. Tough

•	At will employment

•	Base salary for the period between his appointment on 11 May 2004 and 30 June 2004 US$650,000 per annum, which will also apply to the 2005 financial year. Mr Tough upon his appointment also received a grant of 525,000 options, exercisable at $7.40, and 150,000 PSRs, which are subject to performance conditions related to financial years 2005, 2006 and 2007.

•	Payment of termination benefit on early termination by Ansell other than for gross misconduct equal to one and a half times annual base salary if termination occurs within the first three years of his employment, and one times annual base salary if termination occurs after the third anniversary of his commencement date. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated employment and will be liable to make payments equivalent to 18 months’ remuneration.

PART III

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Equity Instruments

Refer to Note 25 Ownership-Based Remuneration Schemes for details on options and PSRs.

Options over equity instruments granted as remuneration

Option Holdings:

Options held by specified directors and specified executives as at balance date and the movements during the year are as follows:

	Held at 1 July 2003	Granted as Remuneration	Held at 30 June 2004	Vested and exercisable at 30 June 2004
Specified directors
H. Boon (a)	1,000,000	—	1,000,000	500,000

Specified executives
R. Jilla (b)	300,000	—	300,000	100,000
D. Tough (c)	—	525,000	525,000	—

(a)	Options were granted on 12 April 2002, have an exercise price of $6.32, an expiry date of 30 June 2006 and a fair value as at 30 June 2004 of $2.15.

(b)	Options were granted on 23 September 2002, have an exercise price of $6.97 and an expiry date of 23 September 2012. Tranches 1 & 2 have a fair value as at 30 June 2004 of $2.66 and Tranche 3 has a fair value of $2.70.

(c)	Options were granted on 11 May 2004, have an exercise price of $7.40 and an expiry date of 30 June 2014. Tranche 1 has a fair value at 30 June 2004 of $2.35, Tranche 2 $2.36 and Tranche 3 $2.38. The vesting period for these options commenced 1 July 2004.

Performance Share Rights (PSRs) granted as remuneration

PSR Holdings:

PSRs held by specified executives as at balance date and the movements during the year are as follows:

	Held at 1 July 2003	Granted as Remuneration	Vested and converted	Held at 30 June 2004
Specified executives
W. Heintz (a)	25,000	30,000	8,333	46,667
R. Jilla (a)	—	50,000	—	50,000
N. O’Donnell (a)	15,000	20,000	5,000	30,000
W. Reed (a)	30,000	25,000	10,000	45,000
W. Reilly (a)	25,000	15,000	8,333	31,667
D. Tough (b)	—	150,000	—	150,000

(a)	Grants of PSRs during the year were made on 18 December 2003 in three tranches with tranche 1 being applicable to the 2004 financial year.

(b)	Grant of PSRs during the year was made on 11 May 2004 in three tranches. The vesting period for these PSRs commenced 1 July 2004.

PSRs, when vested, are converted into fully-paid ordinary shares and issued at no cost to the executive.

PART III

Item 18 : Consolidated Financial Statements

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

Equity Instruments (continued)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Held at 1 July 2003	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2004
Specified directors
E. D. Tweddell	30,872	3,348	—	—	34,220
P. L. Barnes	10,370	1,315	—	—	11,685
H. Boon	56,701	—	—	—	56,701
L. D. Crandall	3,828	4,280	—	—	8,108
H. J. Elliott	7,798	1,178	—	—	8,976
S. P. Gold (b)	24,437,905	6,174	—	8,000,000	16,444,079
M. J. McConnell	20,000	6,406	—	—	26,406
Specified executives
W. Heintz	—	—	8,333	—	8,333
R. Jilla	6,000	—	—	—	6,000
N. O’Donnell	—	—	5,000	—	5,000
W. Reed	100	—	10,000	6,498	3,602
W. Reilly	—	—	8,333	2,788	5,545
D. Tough	—	—	—	—	—

(a)	Includes shares purchased on market pursuant to the Non-executive Directors’ Share Plan.

(b)	Mr Gold has an indirect non-beneficial interest in 16,428,840 shares by virtue of a 10 per cent limited partnership interest in Trefoil International III, L.P., which is a related body corporate of Shamrock Holdings of California Inc (June 2003: 24,428,840 shares).

Other Transactions with specified directors and specified executives

From time to time, specified directors and specified executives of the Company or its controlled entities, or their personally-related entities, may purchase goods from the consolidated entity. These purchases are on terms and conditions no more favourable than those entered into by unrelated customers and are trivial or domestic in nature.

29.	SERVICE AGREEMENTS

The Company has no service agreements with the Non-executive Directors.

PART III

Item 18 : Consolidated Financial Statements

30.	NOTES TO THE INDUSTRY SEGMENTS REPORT

(a) Operating Revenue

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received/receivable from the sale of such businesses (net of disposal costs).

(b) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Non Recurring Items

The result for the 2004 financial year includes write-downs of property, plant and equipment of $8.8 million relating to the closure of certain manufacturing facilities, expenses and provisions relating to transitional issues carried over from discontinued businesses and the previous company structure of $9.7 million, the majority of which arose from the sale of the GNB battery business to Exide Technologies Inc and the latter’s involvement in, and exit during the year, from Chapter 11 proceedings. Offsetting these charges were refunds of sales tax of $17.8million relating to discontinued businesses in Australia.

(d) Tax

June 2002 includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(e) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(f) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $216.3 million (2003 - $258.2 million; 2002 - $304.9 million) and Americas - $233.0 million (2003 - $254.7 million; 2002 - $188.3 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(g) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(h) Regions

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

Sales revenue in Australia for the Healthcare operations during 2004 were $108.3 million (2003 - $86.0 million; 2002 $76.8 million). The only material foreign country in terms of sales revenue from continuing operations is United States of America with revenue of $472.8 million in 2004 (2003 - $582.0 million; 2002 $723.3 million).

PART III

Item 18 : Consolidated Financial Statements

30.	NOTES TO THE INDUSTRY SEGMENTS REPORT (CONTINUED)

	2004 $m	2003 $m	2002 $m
(i) Segment Capital Expenditure
Occupational Healthcare	5.4	3.2	6.7
Professional Healthcare	4.4	8.6	12.7
Consumer Healthcare	3.3	3.4	1.5
Discontinued Businesses	—	—	12.0
(j) Region Capital Expenditure
Asia Pacific	8.7	10.1	13.6
Americas	3.4	4.2	5.3
Europe	1.0	0.9	2.0
(k) Segment Depreciation
Occupational Healthcare	8.7	11.0	15.7
Professional Healthcare	11.5	15.5	18.8
Consumer Healthcare	5.1	4.8	5.6
Discontinued Businesses	—	—	11.1
(l) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	6.9	8.3	8.9
Professional Healthcare	1.5	0.7	1.9
Consumer Healthcare	4.9	2.9	5.1
Discontinued Businesses	—	—	14.8

PART III

Item 18 : Consolidated Financial Statements

31.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit/(Loss) after Income Tax

	Consolidated
$ in Millions	2004	2003	2002
Net profit/(loss) after income tax	72.6	52.5	(113.0)
Add/(less) non-cash items:
Depreciation	23.8	29.5	50.3
Amortisation	22.9	27.0	32.0
Provision for doubtful debts - trade	1.2	(2.5)	(2.9)
Write off of FITB attributable to Australian tax losses	—	—	15.2
Write down of assets	1.0	6.1	75.2
Write down of property, plant and equipment	8.8	—	69.3
Share of net gain of associate and joint venture entities	—	(0.3)	(1.9)
Add/(less) items classified as investing/financing activities:
Interest revenue	(9.0)	(8.0)	(15.5)
Borrowing costs	29.4	37.8	70.2
Loss/(gain) on sale of investments, properties, plant and equipment	(0.8)	(5.6)	5.6
Gain on sale of controlled entities and businesses	—	—	(25.7)

Net cash provided by operating activities before change in assets and liabilities	149.9	136.5	158.8
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:
(Increase)/Decrease in debtors	24.9	34.5	(0.3)
(Increase)/Decrease in inventories	(2.6)	47.2	39.4
Decrease/(Increase) in prepaid expenses	(0.8)	4.9	(2.4)
(Increase)/Decrease in deferred expenses	—	—	4.3
Increase/(Decrease) in creditors and bills payable	(6.0)	(36.5)	78.3
(Decrease)/Increase in provisions and other liabilities	7.8	(31.9)	(203.1)
Increase/(Decrease) in provision for deferred income tax	(1.3)	(2.9)	2.3
(Increase)/Decrease in future income tax benefit	7.8	17.7	24.7
(Decrease)/Increase in provision for income tax	(0.5)	1.2	(8.5)
Other non-cash items	—	(9.1)	19.6

Net cash provided by operating activities	179.2	161.6	113.1

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

	Note	Consolidated
$ in Millions		2004	2003	2002
Cash on hand	11	0.9	0.6	0.2
Cash at bank	11	69.8	60.8	72.0
Short-term deposits	11	237.1	224.6	186.3
Restricted deposits*	11	10.3	13.8	18.4
Bank overdrafts	19	(3.3)	(2.6)	(14.6)

		314.8	297.2	262.3

*	Refer to note 11 for further details on these amounts.

PART III

Item 18 : Consolidated Financial Statements

32.	ACQUISITION OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

During the year the following businesses were acquired:	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration

No material acquisitions were made during the year.

33.	DISPOSAL OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

During the year the following material businesses were disposed of:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit / (Loss) on Disposal $ million

No material disposals were made during the year.

34.	NON-DIRECTOR RELATED PARTY DISCLOSURES

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

(a) Transactions with Associates and Other Related Companies

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the consolidated entity received royalties from South Pacific Tyres NZ Ltd. In prior years the Company and consolidated entity conducted financial transactions with associated companies, while still having an ownership interest, on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

	Consolidated
	2004 $m	2003 $m	2002 $m
Sale of goods and services
Car Parts Distribution Pty Ltd	—	—	7.5
Royalty revenue
South Pacific Tyres N.Z. Ltd.	1.3	—	0.4
Dividend revenue
Pacific Marine Batteries Pty. Ltd.	—	—	—

PART III

Item 18 : Consolidated Financial Statements

34.	NON-DIRECTOR RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. In addition the consolidated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture’s share of Novare Asia Pacific. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres (and with Novare Asia Pacific until 31 August 2001) on normal commercial terms and conditions being:

	Consolidated
$ in Millions	2004	2003	2002
Sales of goods and services
South Pacific Tyres	—	—	1.3

	—	—	1.3

Purchases of goods and services
Novare Asia Pacific	—	—	5.5

	—	—	5.5

Other revenue
South Pacific Tyres	3.5	3.3	2.5

Aggregate current amounts receivable (a)
South Pacific Tyres	0.5	7.6	—

Aggregate non-current amounts receivable South Pacific Tyres (a)	62.3	55.1	59.4

	62.3	55.1	59.4

(a)	Amount included within Other Amounts Receivable (Note 12)

Loans

On 20 December 2000, the Company agreed to make available to the South Pacific Tyres partnership a loan for $56.3 million for a period of two years pending South Pacific Tyres receipt of this amount from Goodyear. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan.

During the year ended 30 June 2002 Goodyear repaid the loans. In October 2001, the Company through a controlled entity agreed to lend South Pacific Tyres up to $56.3 million.

The terms of the further agreements of October 2001 with Goodyear containing put and call options (which enables Ansell to put its investment to Goodyear during the 12 month period commencing 15 August 2005 or for Goodyear to exercise its call option over Ansell’s investment during the 6 month period from 15 August 2006) provide the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership.

The loans mature at the earlier of :

•	the Company exercising the put option (no earlier than August 2005)

•	the tenth anniversary of the agreement (October 2011); and

•	the dissolution of the partnership (not expected).

Interest is charged at the 90 day bank bill rate plus a margin of 0.6% per annum, and is capitalised to the principal balance quarterly.

Interest brought to account by the Company in relation to this loan during the year:

$ in Millions	Consolidated 2004
Interest revenue	3.5

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2003 - $0.2 million; 2002 - $0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

PART III

Item 18 : Consolidated Financial Statements

35.	EARNINGS PER SHARE

	Consolidated
$ in Millions	2004	2003	2002
Earnings reconciliation
Net profit/(loss)	72.6	52.5	(113.0)
Net profit attributable to outside equity interests	1.9	2.6	2.8

Basic earnings	70.7	49.9	(115.8)
Diluted earnings	70.7	49.9	(115.8)
Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share
Ordinary shares	180.8	187.1	186.9
Effect of partly paid Executive Plan shares, and options	0.6	0.6	0.7

Number for diluted earnings per share	181.4	187.7	187.6

Partly paid Executive Plan shares, and options have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2004:

Refer to Note 5 for further information.

36.	ENVIRONMENTAL MATTERS

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

PART III

Item 18 : Consolidated Financial Statements

37.	PARTICULARS RELATING TO CONTROLLED ENTITIES

		Beneficial Interest
Particulars Relating to Controlled Entities	Country of Incorporation	2004%	2003%	2002%
Ansell Limited	Australia
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100	100
Ativ Pac Pty. Ltd.	Australia	100	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100	100
Dexboy International Pty. Ltd.	Australia	100	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100	100
FGDP Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100	100
N Harvesters Pty. Ltd.	Australia	100	100	100
PSL Industries Pty. Ltd.	Australia	100	100	100
International Better Brands Pty Ltd	Australia	100	100	100
Licknib Pty. Ltd.	Australia	100	100	100
Nucleus Ltd.	Australia	100	100	100
Lifetec Project Pty. Ltd.	Australia	100	100	100
Medical TPLC Pty. Ltd.	Australia	100	100	100
N&T Pty. Ltd.	Australia	100	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100	100
THLD Ltd.	Australia	100	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100	100
TPLC Pty. Ltd.	Australia	100	100	100
Societe de Management Financier S.A.	*France	100	100	100
TPLC S.A.	*France	100	100	100
Olympic General Products Pty. Ltd.	Australia	100	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100	100
P.D. International Pty. Ltd.	Australia	100	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100	100
Ansell Canada Inc.	*Canada	100	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100	100
Ansell Kemwell Ltd.	*India	74.9	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100	100
Corrvas Insurance (Singapore) Pte. Ltd. ( formerly PacDun (Singapore) Pte. Ltd)	* Singapore	100	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100	100
Ansell Brazil LTDA	*Brazil	100	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100	100
Ansell Healthcare Products LLC.	*USA	100	100	100
Ansell Protective Products Inc.	*USA	100	100	100
Ansell Services Inc.	*USA	100	100	100
Pacific Chloride Inc.	*USA	100	100	100

PART III

Item 18 : Consolidated Financial Statements

37.	PARTICULARS RELATING TO CONTROLLED ENTITIES (CONTINUED)

	Country of Incorporation	Beneficial Interest
Particulars Relating to Controlled Entities		2004%	2003%	2002%
Pacific Dunlop Holdings Inc.	*USA	100	100	100
Pacific Dunlop USA Inc.	*USA	100	100	100
TPLC Holdings Inc.	*USA	100	100	100
Accufix Research Institute Inc.	*USA	100	100	100
Cotac Corporation	*USA	100	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100	100
Ansell Healthcare Europe N.V.	*Belgium	100	100	100
Ansell GmbH	*Germany	100	100	100
Ansell Italy Srl	* Italy	100	100	100
Ansell S.A.	*France	100	100	100
Ansell UK Limited	*U.K.	100	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100	100
JK Ansell Ltd.	*India	(a) 50	(a) 50	(a) 50
Ansell Services (Asia) Sdn. Bhd. (formerly P.D. Holdings (Malaysia) Sdn. Bhd.)	*Malaysia	100	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100	100
PDOCB Pty. Ltd.	Australia	100	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100	100
Suretex Ltd.	*Thailand	100	100	100
Latex Investments Ltd.	Mauritius	100	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100	100
PD Licensing Pty. Ltd.	Australia	100	100	100
PD Shared Services Pty. Ltd.	Australia	100	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100	100
Siteprints Pty. Ltd.	Australia	100	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100	100
The Distribution Group Pty. Ltd.	Australia	(b) 100	(b) 100	(b) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100	100
The Distribution Trust	Australia	100	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100	100
Xelo Pty. Ltd.	Australia	100	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100	100

Controlled Entities Sold in Year Ended 30 June 2004

No controlled entities were sold during the current financial year.

PART III

Item 18 : Consolidated Financial Statements

37.	PARTICULARS RELATING TO CONTROLLED ENTITIES (CONTINUED)

	Country of Incorporation	Beneficial Interest
Controlled Entities in Voluntarily Liquidation at 30 June 2004		2004%	2003%	2002%
TPLC Ltd.	*UK	100	100	100
TPLC Medizinprodukte GmbH.	*Germany	100	100	100
Ansell Glove Company Ltd.	*UK	100	100	100
Golden Needles Knitting & Glove Co. Ltd.	*UK	100	100	100
Mates Vending Ltd.	*UK	100	100	100

Controlled Entities Voluntarily Liquidated During the Year
BNG Sub Pty. Ltd.	Australia	100	100	100
F.J.’s Auto Plus Pty. Ltd.	Australia	100	100	100
Gardenland Frozen Food Pty. Ltd.	Australia	100	100	100
General Jones Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Investments Pty. Ltd.	Australia	100	100	100
Herbert Adams Holdings Pty. Ltd.	Australia	100	100	100
Jetbase Pty. Ltd.	Australia	100	100	100
Kcilc Pty. Ltd.	Australia	100	100	100
Lifetec R&D Pty. Ltd.	Australia	100	100	100
Maspas Pty. Ltd.	Australia	100	100	100
Novare Partnership Pty. Ltd.	Australia	100	100	100
Ocper Auto Parts Pty. Ltd.	Australia	100	100	100
PA Furniture Pty. Ltd.	Australia	100	100	100
Pacific Distribution Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Belting Pty. Ltd.	Australia	100	100	100
Project Array Pty. Ltd.	Australia	100	100	100
Project (X92) Pty. Ltd.	Australia	100	100	100
Retsamttaw Ocla Pty. Ltd.	Australia	100	100	100
Robur Tea Company Pty. Ltd.	Australia	100	100	100
Slumberland (Australia) Pty. Ltd.	Australia	100	100	100
Softwood Towns Pty. Ltd.	Australia	100	100	100
Sport Australia (Export) Pty. Ltd.	Australia	100	100	100
Super Cycle Pty. Ltd.	Australia	100	100	100
Xdds Pty. Ltd.	Australia	100	100	100

*	Controlled Entities incorporated outside Australia carry on business in those countries.

(a)	Ansell Healthcare has day-to-day management control of this entity.

(b)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

PART III

Item 18 : Consolidated Financial Statements

38.	INVESTMENTS IN ASSOCIATES

	Consolidated
$ in Millions	2004	2003	2002
Results of associates
Share of associates’ profit from ordinary activities before income tax	—	0.4	2.7
Share of associates’ income tax expense relating to profit from ordinary activities	—	(0.1)	(0.8)

Share of associates’ net profit - as disclosed by associates	—	0.3	1.9

Share of post acquisition retained profits and reserves attributable to associates Retained profits
Share of associates’ retained profits at the beginning of the financial year	—	(0.1)	8.5
Share of associates’ net profit	—	0.3	1.9
Dividends from associates	—	(2.6)	(1.3)
Retained profits of Associates disposed of during the financial year and entity no longer equity accounted	—	2.4	(9.2)

Share of associates’ retained profits at the end of the financial year	—	—	(0.1)

Asset revaluation reserve
Share of associates’ asset revaluation reserve at the beginning of the financial year	—	—	0.9
Share of asset revaluation reserve of entity no longer equity accounted	—		(0.9)

Share of associates’ asset revaluation reserve at the end of the financial year	—	—	—

Foreign currency translation reserve
Share of associates’ foreign currency translation reserve at the beginning of the financial year	—	—	2.3
Share of foreign currency translation reserve of entity no longer equity accounted	—		(2.3)

Share of associates’ foreign currency translation reserve at the end of the financial year	—	—	—

Movements in carrying value of investments
Carrying amount of investments in associates at the beginning of the financial year	—	13.3	33.3
Share of associates’ net profit	—	0.3	1.9
Dividends received from associates	—	(2.6)	(1.3)

	—	11.0	33.9
Less carrying value of investment in associate disposed of during the financial year	—	(11.0)	(0.8)
Less write-down and carrying value of investment no longer equity accounted	—	—	(19.8)

Carrying amount of investment in associates at the end of the financial year	—	—	13.3

Commitments
Share of associates’ operating lease commitments payable:
Within one year	—	—	0.1
One year or later and no later than five years	—	—	0.1
Later than five years	—	—	—

	—	—	0.2

PART III

Item 18 : Consolidated Financial Statements

38.	INVESTMENTS IN ASSOCIATES (continued)

Details of investments in associates are as follows :

	Principal Activities	Balance Date	2004%	Consolidated Ownership Interest 2003%	2002%	Consolidated Investment Carrying Amount
Name						2004 $m	2003 $m	2002 $m
Pacific Marine Batteries Pty. Ltd.	Manufacturing	30 June	—	—	50	—	—	2.7
BT Equipment Pty. Ltd.	Manufacturing	30 June	—	—	45	—	—	10.6

						—	—	13.3

No dividends were received by the Company from associates during the year ended 30 June 2004

(2003 - $2.6 million; 2002 - $1.3 million).

Summary of performance and financial position of associates:

	Consolidated
$ in Millions	2004	2003	2002
The consolidated entity’s share of aggregate assets, liabilities and profits of associates are as follows:
Net profit - as reported by associates	—	0.3	1.9
Current assets	—	—	24.0
Non-current assets	—	—	4.7

Total assets	—	—	28.7

Current liabilities	—	—	15.2
Non-current liabilities	—	—	0.2

Total liabilities	—	—	15.4

Net assets - as reported by associates	—	—	13.3

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP – RESTATED

Australian generally accepted accounting principles (AGAAP) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders’ equity as at 30 June 2004, 2003, and 2002 and net profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the three year period ended 30 June 2004, to the extent quantified below.

Restatement of Prior Year US GAAP Results

As set out in the financial statements for the years ended 30 June 2001, 2002 and 2003, the Group’s interest in the South Pacific Tyres (SPT) partnership has continued to be equity accounted for US GAAP purposes. Accordingly, the previously issued financial statements have included Ansell’s equity share of SPT’s results and equity impacts in the US GAAP reconciliation.

Goodyear, a US corporation, and the other partner in SPT, undertook certain restatements of its financial statements during the past year. As part of this process, the results and transactions of the SPT partnership were fully reconsidered as to their compliance with US GAAP. The previously issued financial statements of SPT which had been filed with Ansell’s 20-F, in accordance with Regulation S-X, Rule 3.09, have now been restated.

Previously, these statements had discussed only one difference between AGAAP and US GAAP. This difference was related to Revaluations of Property, Plant and Equipment, and the consequential impacts upon depreciation. The statements indicated that other US GAAP differences existed, but that all such differences were of an immaterial nature and amount.

As a result of the further evaluation of SPT’s transactions, it has been determined that an amount of $25 million recorded as Supply Agreement revenue under AGAAP in 2001 should, more probably, have been recorded by SPT in 2002, as a Capital Contribution from Goodyear. Since this transaction did not change the structure of the partnership, this US GAAP accounting would result in an increase of $12.5 million in Ansell’s share of SPT’s losses in 2001, and a reduction in Ansell’s share of SPT’s losses in 2002, of the same amount.

In addition to the above, all other US GAAP differences, although immaterial, have been quantified. The quantification of these items, which have now been included in the reconciliation set out in these financial statements (as Note 39(n) Investments), is as follows:

	Thousands of A$
	2001	2002	2003
Supply Agreement – gain/(loss)	(12,500)	12,500	—
All Other US GAAP differences – gain/(loss)	586	(891)	737

Restatement effect	(11,914)	11,609	737

Impact of total restatement effect on
– Basic earnings per share (cents)	(6.14)	6.21	0.37
– Diluted earnings per share (cents)	(6.10)	6.19	0.37

The impact of all US GAAP differences on the result of SPT Australia when compared to the result determined in accordance with AGAAP for the 2004 financial year, has been to reduce the loss by $977,171 (whole dollars). Accordingly, Ansell’s equity accounted losses for the year ended 30 June 2004 have been reduced by $488,586 (whole dollars) as a result of SPT’s US GAAP differences.

Additionally, in respect of the prior years, the results of SPT were reflected by Ansell as a component of its ‘discontinued’ operations. While the ‘put’ and ‘call’ options remain in place and Ansell remains committed to its objective of exiting the tyre business, for US GAAP purposes the classification of the results of SPT has been restated – and they are now reflected in ‘continuing’ operations for all periods presented.

In addition to the restatement items set out above in respect of SPT, it has also been determined that the cumulative effect of the adoption of SFAS 142 and SFAS 143 in the year ended June 30, 2003 had been effected as a direct charge to Equity, but had not been recorded as a charge to Net Income. Accordingly, the restatement now reflects this as a charge to Net income, and Income from Continuing operations. Earnings per share amounts have been restated accordingly. There is no restatement of Shareholder’s Equity as a result of this restatement.

Further, during the consideration of the SPT restatement issues, the evaluation of the Company’s Australian Pension Plan disclosures indicated that of an accumulated Additional Minimum Liability identified for recording in accumulated Other Comprehensive Income in 2004, an amount of $7.9 million should have been recorded in 2003. Accordingly, the impact on Shareholder’s Equity and Comprehensive income has been included in the restatements.

Additional Data in respect of the restatements	Millions of A$
	2003	2002	2001
Continuing Operations
US GAAP Net Profit/(Loss) from continuing operations as previously reported	85.8	(75.1)	(223.0)
Reclassification of previously reported SPT Equity accounted results from Discontinued operations	(17.1)	(62.0)	(45.9)
Restatement of SPT Equity accounted results as above	0.7	11.6	(11.9)

US GAAP Net Profit/(Loss) from continuing operations – restated	69.4	(125.5)	(280.8)

Basic earnings per share from continuing operations – previously reported (cents)	46 ¢	(40)¢	(115)¢
Basic earnings per share from continuing operations – restated (cents)	37 ¢	(67)¢	(145)¢
Net Profit/(Loss)
US GAAP Net Profit/(Loss) as previously reported	55.9	(183.6)	(195.0)
Cumulative effect of a change in accounting principles re SFAS 142 and 143	(5.3)	—	—
Restatement of SPT Equity accounted results as above	0.7	11.6	(11.9)

US GAAP Net Profit/(Loss) – restated	51.3	(172.0)	(206.9)

Basic earnings per share – previously reported (cents)	30 ¢	(98)¢	(101)¢
Basic earnings per share – restated (cents)	27 ¢	(92)¢	(107)¢
Comprehensive Income/(Loss)
Comprehensive Income/(Loss) as previously reported	(7.2)	(268.8)	(264.4)
Cumulative effect of a change in accounting principles re SFAS 142 and 143 previously reflected directly in equity	(5.3)	—	—
Additional Minimum Pension Liability not previously recorded	(7.9)	—	—
Restatement of SPT Equity accounted results as above	0.7	11.6	(11.9)

Comprehensive Income/(Loss) restated	(19.7)	(257.2)	(276.3)

Shareholders’ Equity
Ansell Limited Shareholders’ Equity according to US GAAP (including Comprehensive Income) as previously reported	874.6	876.9	1,153.6
Cumulative restatement of SPT Equity accounted results for periods prior to 2001.	(2.8)	(2.8)	(2.8)
Restatement of SPT Equity accounted results as above	0.4	(0.3)	(11.9)
Additional Minimum Pension Liability not previously recorded	(7.9)	—	—

Ansell Limited Shareholders’ Equity according to US GAAP (including Comprehensive Income) restated	864.3	873.8	1,138.9

US GAAP Equity Roll-Forward
Opening balance US GAAP Equity Roll-Forward as previously stated	876.9	1,153.6	1,655.8
Cumulative restatement of SPT Equity accounted results for periods post 2001.	(0.3)	(11.9)	—
Cumulative restatement of SPT Equity accounted results for periods prior to 2001.	(2.8)	(2.8)	(2.8)

Opening balance US GAAP Equity Roll-Forward restated	873.8	1,138.9	1,653.0
Increase in Additional Minimum Pension liability	(7.9)	—	—
US GAAP Net Profit/(Loss) – restated	51.3	(172.0)	(206.9)
Proceeds from issue of shares	1.0	1.2	2.5
Dividends	—	—	(77.6)
Share buy back	(8.2)	—	(165.4)
Movements in AGAAP Foreign Currency Translation Reserve	(71.3)	(69.6)	(73.0)
Unrealised net gain on cash flow hedges	1.1	(12.1)	(1.6)
Movements in Loans outstanding under Employee Share Plan	3.1	4.3	1.3
Other (including FX on US GAAP adjustments)	21.4	(16.9)	6.6

Closing Balance US GAAP Equity Roll-Forward restated	864.3	873.8	1,138.9

A description of the material differences between AGAAP, as followed by Ansell Limited, and US GAAP are as follows:

(a) Property, Plant and Equipment

Certain property, plant and equipment has been revalued by Ansell Limited at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. Under US GAAP such revaluations are not permitted. Accordingly, these adjustments eliminate this effect.

The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for AGAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and revaluation reserves applicable to assets sold are reported as Income.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 superseded SFAS No. 121 and was adopted by the Group effective 1 July 2002. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset lees estimated costs to sell. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

(b) Minority Interests

Minority interests are included as part of total Shareholders Equity under AGAAP. The reconciliation to US GAAP in Note 40 has excluded these from Shareholders’ Equity consistent with US GAAP treatment.

(c) Provisions

The term “provisions” is used in AGAAP to designate accrued expenses with no definitive payment date. Classification between current and non-current is generally based on management assessments, as subject to audit.

Included within the result for AGAAP are amounts charged to income in respect of future costs associated with rationalisation and restructuring within existing business segments (provision for rationalisation and restructuring costs). Any plans to reorganise or exit a business are approved by the Board of Directors. Once committed to, accruals are made for the estimated costs associated with the reorganisation or exit. The US GAAP criteria for accruing costs associated with business restructure contain certain very specific qualifying criteria including those set out in EITF 94–3. Where these criteria are not satisfied an adjustment to earnings is included in the reconciliation to US GAAP.

The provision for rationalisation and restructuring as at 30 June 2004 predominantly represents costs and claims now expected to be incurred in respect of businesses sold between 1996 and 2002. The adoption of AASB 1044 has resulted in no US GAAP differences in the fiscal years ended 30 June, 2003 or 2004.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP—RESTATED (continued)

(d) Employee Loans, Executive Share Plan and Options

For AGAAP purposes the Company applies the fair value model which is consistent with the provision of SFAS No. 123 – “Accounting for Stock Based Compensation” to determine compensation cost in respect of options and in respect of the Performance Share Rights (PSR’s) first issued in 2003 under the Ansell Limited Stock Incentive Plan. No options have actually been exercised. During 2004 a $2.6 million compensation charge was recognized covering the current year costs associated with the grants of PSR’s. This treatment is consistent with US GAAP.

For AGAAP purposes options are not expensed in the accounts. A further charge of $300,000 under US GAAP was made in respect of the options in accordance with SFAS No. 123. This charge has been calculated using the fair value method whereby fair value is derived using an option pricing model that takes into consideration the stock price at grant date, the exercise price and the expected life of the award, the expected volatility of the underlying stock, the expected dividends on the stock and the risk free interest rate for the expected life of the option. Compensation cost is recognized over the service period, which is the vesting period, with an corresponding credit to stockholders’ equity.

(e) Earnings Per Share

Under Australian GAAP earnings per share is calculated by dividing operating profit after tax, minority shareholders interest and any preference dividend by the weighted average number of shares on issue for the year. Methods of computing earnings per share in accordance with US GAAP are documented in SFAS No. 128 – “Earnings per Share”. Earnings per share computations recognise the effect of all bonus issues (stock splits) and bonus elements of rights issues made up to 30 June 2004, and also give effect to the stock consolidation (reverse split) approved by shareholders in April 2002.

For the three year period 1 July 2001 to 30 June 2004 there were no differences in the calculation methodology of EPS under AGAAP and US GAAP.

(f) Pension Plans

The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the defined benefit funds and the material fund aspects are as detailed in Note 24. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

Limited disclosure in respect of pension plans is presently required by AGAAP. Under AGAAP the contributions to the various pension plans are recorded as an expense in the Statement of Financial Performance. The disclosure requirements of Statement of Financial Accounting Standards No. 87 (SFAS No. 87) and No. 132 (SFAS No. 132 as revised) have been included in Note 40 to these consolidated financial statements. The Group reports pension plans aggregated where allowed by SFAS No.87. Additionally, an adjustment is made to recognise the measurement principles of SFAS No. 87 and related standards in determining net income and shareholders’ equity under US GAAP.

(g) Statement of Cash Flows

Profit from operations determined under AGAAP differs in certain respects from the amount determined in accordance with US GAAP. A reconciliation of US GAAP profits to Cash Flows from operations is provided.

Under AGAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts or restricted deposits. Cash and cash equivalents as of 30 June, 2004, 2003 and 2002 would have been $307.8 million, $286.0 million and $258.5 million respectively, under US GAAP.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP – RESTATED (continued)

(h) Income Taxes

Under AGAAP, future income tax benefits attributable to temporary differences are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Under US GAAP, all deferred tax assets are recognised, net of a valuation allowance, to the extent the likelihood of realising the tax benefit is more likely than not. Although the US GAAP standard provides for a lower threshold than AGAAP, based on the level of historical taxable income and projections for future taxable income over the periods in which the carry forward tax losses and deductible temporary differences will reverse, additional deferred tax adjustments are considered only after having regard to the level and jurisdiction of unbooked tax losses.

At 30 June 2004 the gross tax losses of A$2.2 million for which future tax benefits (deferred tax assets) have been brought to account under both AGAAP and US GAAP have no expiry date.

All deferred tax balances at 30 June 2004 relate to entities operating in foreign tax jurisdictions.

At 30 June 2004 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have not been brought to account under AGAAP and US GAAP are as follows - in respect of financial years ending on 30 June;

Revenue Losses		Capital Losses
Year	A$ million	Year	A$ million
2005	82.9	2005
2006	65.8	2006	473.0
2007	53.8	2007	10.0
2008	3.2	2008
2009	2.9	2009	52.7
2010	1.9	2010
2011	108.0	2011
2012	69.2	2012
2019	26.6	2019
2022	9.7	2022
No expiry date	712.0	No expiry date	624.9

The increase in the tax effect of unrecognised capital tax losses during the year of $107.0 million was primarily due to a reassessment of capital losses available in Australia following the completion of the first income tax return under the tax consolidation regime. Additional capital losses were also incurred in the USA during the period.

The future tax benefit of revenue losses not recognised fell by $16.5 million with the recoupment of revenue losses in the USA, partially offset by additional revenue losses being incurred in Australia.

Inclusive of the $24.2 million (2003 $32.0 million) set out in Note 17 to the consolidated financial statements, the total deferred tax assets amounting to $763.0 million (June 2003 $680.3 million) are offset by valuation adjustments of $738.8 million as at 30 June 2004 (June 2003 $648.3 million) and total deferred tax liabilities amount to $20.2 million (June 2003 $21.5 million). The adequacy of the valuation allowance is regularly assessed and none of the deferred tax assets relate to amounts which, if realised, would impact the carrying values of goodwill or any other intangible assets.

The Company elected to enter the tax consolidation regime in Australia effective 1 July 2002. There was no impact on the consolidated financial statements of the Company as a result of this election as all tax balances of the Company and all Australian wholly owned subsidiaries were written off in a prior period.

Analysis of Pre Tax Profit/(Loss)

	2004	2003	2002
	A$m	A$m	A$m
Australian Operations	(4.0)	(29.2)	(17.8)
Foreign Operations	97.3	108.5	(39.4)

Total Group	93.3	79.3	(57.2)

Total tax expense for 2004 and 2003 was comprised of foreign tax expense (of which $1.3 million is deferred, 2003—$24.8 million), as the Australian operations are in a significant tax loss position. For 2002 $41.4 million of the tax expense for the year was comprised of foreign tax expense and $14.4 million domestic with $47.6 million being deferred.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP—RESTATED (continued)

(h) Income Taxes (continued)

Notwithstanding the level of accumulated losses in certain jurisdictions, the Group has unremitted profits arising from operating activities which are held in foreign tax jurisdictions. In the event that all of these profits do not remain permanently reinvested in those jurisdictions and are distributed by way of dividend, additional taxes amounting to approximately $12 million may become payable on a total amount of $39.7 million of unremitted earnings.

(i) Accounting for Goodwill

Shares in controlled entities are recorded on acquisition at the holding company’s cost. Any difference between the fair value of net assets acquired and cost is recognised as goodwill. Under AGAAP, goodwill is amortised on a straight line basis over varying periods not exceeding 20 years. Although the benefits from the goodwill acquired may exceed 20 years the goodwill is written off over periods not exceeding 20 years to comply with AGAAP.

In 1989 and prior years, for AGAAP, goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2002 which is consistent with AGAAP. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortised, but instead tested for impairment at least annually. This requirement creates a difference between AGAAP and US GAAP. SFAS No. 142 also requires recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 142 also permits indefinite useful lives to be assigned to recognised intangibles. Any recognised intangible assets determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

The Group adopted SFAS No. 141 and SFAS No. 142 effective 1 July 2002 at which time the values of goodwill and brand names capitalised under US GAAP were reviewed for impairment. This review resulted in a write down of the value of goodwill of $5.0 million. This write down related to goodwill capitalised under US GAAP that had previously been written off under AGAAP. Under US GAAP this adjustment would be presented as a cumulative effect of a change in accounting principles in US GAAP income for the year ended 30 June 2003 and is reflected as an adjustment in arriving at net income pursuant to US GAAP.

SFAS No. 142 requires goodwill and other intangible assets to be tested for impairment at the reporting unit level. A reporting unit is the same as, or one below, an operating segment as defined by SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”.

Ansell has traditionally managed its business by product type within three business units – Occupational, Professional and Consumer. Each of these three business units comprise both manufacturing and sales and marketing with most manufacturing facilities being principally a supplier to one of the business units only (certain factories can produce product for more than one business unit, however, production for a particular unit does dominate).

Although the manufacturing facilities are predominantly product specific they do supply product to multiple marketing regions. The primary focus of the manufacturing facilities is to manufacture product as cost effectively as possible and to form an important component of an integrated supply chain, notwithstanding that due to taxation issues an appropriate manufacturing margin is retained by the manufacturing facilities.

Accordingly, the Group has allocated to, and conducts impairment testing of goodwill and brand names semi-annually based on the three business units, which are considered to be the cash generating units and the same as the Company’s business segments. Any material diminution in value is charged to the Statement of Financial Position for US GAAP purposes.

For US GAAP purposes no goodwill amortisation has been charged against income since 1 July 2002, the effective date of SFAS No. 142. In prior years the Group adopted the method of straight-line amortisation over 40 years for US GAAP where the useful life was considered to exceed 20 years. Goodwill amortisation of $21.4 million under AGAAP in 2004 and $25.3 million in 2003 has also been added back to income in the Statement of Financial Performance for US GAAP purposes.

Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP—RESTATED (CONTINUED)

(j) Brand names

Brand names acquired since 1 July 1990, are recorded in the accounts at cost based on independent valuation. No amortisation has been charged on these assets under AGAAP as no event has occurred to cause a reduction in the values or limit their useful lives.

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

(k) Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps and forward exchange contracts which, while mitigating economic risks to which the economic entity is exposed, do not qualify for hedge accounting under SFAS 133 as they relate to hedging of anticipated transactions. These amounts are adjusted in determining US GAAP income. The amount adjusted, by decreasing US GAAP net income by $2.0 million (2003 - $2.4 million increase; 2002 - $1.9 million decrease), is in respect of forward contracts hedging future foreign currency sales of product. The contracts are related to budgeted sales and are not in relation to firm commitments.

(l) Discontinued Operation

Under AGAAP a business or segment is presented as a discontinued operation upon completion of the transaction, whereas under US GAAP presentation as discontinued is determined in accordance with either APB 30 or SFAS No. 144 which basically requires presentation as discontinued at the relevant measurement date, which may pre-date completion.

Sales revenue under US GAAP as disclosed in Note 40 to the consolidated financial statements represents the sales revenue for the periods shown of the continuing Ansell Healthcare operations. Certain retained liabilities relating to Accufix Pacing Lead related expenses are reported in Note 20 to the consolidated financial statements as a current provision of $11.2 million. As set out in Note 26 to the consolidated financial statements the expected outcomes of the material litigation actions outstanding in respect of the Medical Products Group and retained by Ansell following the sale of the operation in 1996 have been provided for.

Certain deferred tax assets previously reported in respect of the results of the Medical Products Group were subject to a valuation allowance in 1996, and income tax benefits attributable to the losses from operations and loss from sale have not been brought to account as recovery is not, at this time, considered to be more likely than not.

(m) Derivative Instruments and Hedging Activities

The nature of Ansell Limited’s business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, currency exchange rates and commodity prices. Ansell Limited uses derivative financial instruments to mitigate or eliminate certain of those risks, as a component of its risk management strategy. The Company does not use derivate instruments for trading purposes.

Under Australian GAAP, derivative financial instruments may have hedge accounting treatment applied if the hedging derivatives are effective in reducing the exposure being hedged and are designated as a hedge at the inception of the contract. Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items as disclosed in Note 1 to the consolidated financial statements.

The FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, which became effective for Ansell Limited on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the Statement of Financial Position at their fair values. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

•	For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

•	For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

•	For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

•	For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

Under US GAAP, all derivatives are recognised on the Statement of Financial Position at their fair value. On the date the derivative is entered into, Ansell Limited designates the derivative as either a fair value hedge or a cash flow hedge.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP—RESTATED (CONTINUED)

(m) Derivative Instruments and Hedging Activities (continued)

Ansell Limited is exposed to interest rate risk and foreign exchange risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States Dollars and to assets held by self sustaining foreign affiliates, Ansell Limited uses derivative financial instruments to mitigate or eliminate those risks. The difference between the accounting treatment under AGAAP and US GAAP detailed above affects only the pattern and timing of non-cash accounting recognition of gains and losses on derivative instruments and does not change the economic benefits of using these instruments to manage risk.

Hedges of recognised assets, liabilities and firm commitments (fair value hedges)

All fair value hedges have been assessed for their effectiveness in accordance with SFAS No. 133 guidelines. The ineffective portion of changes in fair values of hedged positions, reported in earnings, amount to a gain of $1.8 million (2003 - gain of $1.3 million: 2002 - gain of $2.6 million), before income taxes. There were no amounts excluded from the measure of effectiveness.

Hedges of future cash flows (cash flow hedges)

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges, which will be reclassified to earnings when the forecasted transaction affects earnings. During the next 12 month period ending 30 June 2005, a loss of $0.4 million is expected to be reclassified to earnings. At 30 June 2004, the maximum term of cash flow hedges that hedge forecasted transactions was 38 months.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

$ millions
Opening balance of accumulated net gain/(loss) on cash flow hedges	(12.6)
Net gain / (loss) on cash flow hedges - recognized in OCI – net of nil tax	17.3
Add reclassification adjustments to earnings	—

Closing balance of accumulated net gain/(loss) on cash flow hedges	4.7

(n) Investments

For AGAAP purposes investments held in publicly listed companies have been marked to market and the charge included in AGAAP profit for the year. To comply with SFAS No 115 “Accounting for Certain Investments in Debt and Equity Securities” this charge has been reclassified to accumulated other comprehensive income as the Company has designated such securities as “available for sale” pursuant to SFAS No. 115.

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

(o) Revenue Recognition

Under AGAAP, interest income and proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the book basis of the assets and businesses sold is included in expenses. Under US GAAP, interest income is classified as other income and the difference between the sale proceeds and the book basis of the assets and business sold would be presented as a gain or loss and included in the determination of operating income or income from discontinued operations.

PART III

Item 18 : Consolidated Financial Statements

39.	MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP—RESTATED (CONTINUED)

(p) Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which was adopted by the Company effective 1 July 2002. The Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The adoption of SFAS No. 143 resulted in the recognition of a net retirement obligation of $0.3 million as at 1 July 2002. In accordance with the provisions of SFAS No. 143 this would be presented as a cumulative effect of a change in accounting principle in the period of adoption of the standard. A charge of $0.1 million was recorded during 2003 and 2004 reflecting the amortisation of the asset retirement obligation.

(q) Recent Changes in US GAAP

The adoption of those current changes in US GAAP which are not yet effective is not expected to have any material effects on the consolidated financial statements of the Company.

PART III

Item 18 : Consolidated Financial Statements

40.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

	Consolidated
$ in millions	2004		2003		2002
Statement of Financial Performance (for years ended 30th June)			Restated		Restated
Net profit/(loss) of the consolidated entity per Australian GAAP	72.6		52.5		(113.0)
Less interest of outside equity holders after income tax	1.9		2.6		2.8

Net profit/(loss) attributable to Ansell Limited shareholders	70.7		49.9		(115.8)
Adjustments required to accord with US GAAP:
add/(deduct)	19.7		1.4		(56.2)

Net Profit/(Loss) according to US GAAP(2)	90.4		51.3		(172.0)

Weighted average number of shares per basic EPS calculations (millions)	180.8		187.1		186.9
Weighted average number of shares/options (millions)	0.6		0.6		0.7

Weighted average number of shares per diluted EPS calculations (millions)	181.4		187.7		187.6
Continuing Operations
Income/(loss) from continuing operations
Before income tax	104.0		96.2		(98.6)
Income tax expense	(20.7)		(26.8)		(26.9)
Income/(loss) from continuing operations	83.3		69.4		(125.5)
Discontinued Operations
Income/(loss) from discontinued operations
Before income tax(1)	7.1		(12.8)		(27.0)
Income tax expense	—		—		(19.5)
Income/(loss) from discontinued operations	7.1		(12.8)		(46.5)
Cumulative effect of a change in accounting principles—goodwill and asset retirement obligations (nil tax)	—		(5.3)		—

Net profit/(loss) per US GAAP	90.4		51.3		(172.0)

Earnings per share - basic and diluted (Australian Cents)
Continuing operations - basic	46	¢	37	¢	(67)¢
- diluted	46	¢	37	¢	(67)¢
Discontinued operations - basic	4	¢	(7	)¢	(25)¢
- diluted	4	¢	(7	)¢	(25)¢
Cumulative effect of a change in accounting principle - basic	—		(3	)¢	—
- diluted	—		(3	)¢	—

Net Profit/(Loss)(3) - basic	50	¢	27	¢	(92)¢
- diluted	50	¢	27	¢	(92)¢

Condensed US GAAP Consolidated Statement of Income Data excluding Discontinued Operations
Revenues	1,113.3		1,293.6		1,414.2
Total costs and expenses	992.5		1,170.9		1,458.1
Interest expense	16.8		26.5		54.7
Tax expense	20.7		26.8		26.9

Profit/(Loss) from continuing operations	83.3		69.4		(125.5)

(1) Includes net gain/(loss) on disposal/liquidation of businesses and controlled entities	—		(7.0)		25.7
(2)(3) Proforma earnings and EPS for 2002 inclusive of the adoption of SFAS No. 142 would be:
Reported Net Profit/(Loss)	90.4		51.3		(172.0)
Goodwill and brand name amortisation added back					22.1

Adjusted Net Profit/(Loss)	90.4		51.3		(149.9)

Basic Earnings per share (Australian cents)
Reported Net Profit/(Loss)	50	¢	27	¢	(92)¢
Goodwill and brand name amortisation					12 ¢

Adjusted Net Profit/(Loss)	50	¢	27	¢	(80)¢

PART III

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

	Consolidated
$ in Millions	2004	2003	2002
		Restated	Restated
Reconciliation of Net Cash Provided by Operating Activities per Australian GAAP
financial statements to Net Profit/(Loss) after Tax Under US GAAP
Net Cash Provided by Operating Activities per AGAAP	179.2	161.6	113.1
Items classified as financing activities: (1)
Interest received	9.0	8.0	15.5
Interest paid	(29.4)	(37.8)	(70.2)
Net Cash Provided by Operating Activities per US GAAP	158.8	131.8	58.4
Write-down of non-current assets	(1.0)	(6.1)	(144.5)
Depreciation	(23.8)	(29.4)	(50.1)
Amortisation	(1.9)	(2.5)	(24.3)
Provision for doubtful debts - trade	(1.2)	2.5	2.9
Write off of Deferred Tax Assets attributable to Australian tax losses	—	—	(15.2)
Write down of property, plant and equipment	(8.8)	—	—
Share of net loss of associate and joint venture entities	(7.7)	(16.1)	(48.5)
Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Decrease)/Increase in debtors	(24.9)	(34.5)	0.3
(Decrease)/Increase in inventories	2.6	(47.2)	(39.4)
(Decrease)/Increase in prepaids	0.8	(4.9)	2.4
(Decrease)/Increase in deferred expenses	—	—	(4.3)
(Increase)/Decrease in creditors and bills payable	6.0	36.5	(78.3)
Decrease in lease liabilities, provisions and other liabilities	(2.2)	37.4	187.9
(Increase)/Decrease in provision for deferred income tax	1.3	2.9	(2.3)
Increase/(Decrease) in future income tax benefit	(7.8)	(17.7)	(24.7)
(Increase)/Decrease in provision for income tax	0.5	(1.2)	8.5
(Loss)/Gain on sale of investments, properties, plant and equipment	1.6	5.6	(5.6)
Gain/(loss) on sale/liquidation of subsidiaries and businesses	—	(7.0)	27.2
Outside equity interest in profit for the year	(1.9)	(2.6)	(2.8)
Other	—	3.8	(19.6)

Net Profit/(Loss) after tax	90.4	51.3	(172.0)

(1)	Interest is classified as a financing activity under AGAAP.

PART III

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

			Consolidated
$ in Millions	Note		2004	2003	2002
Adjustments to reflect U.S. GAAP				Restated	Restated
Add/(Deduct): Amortisation of goodwill for AGAAP purposes only	39	(i)	21.4	25.3	—
Reduced goodwill amortisation charge as a result of differences in useful lives	39	(i)	—	—	12.7
Amortisation of goodwill capitalised for US GAAP purposes only	39	(i)	—	—	(2.4)
Write-down of US GAAP goodwill on adoption of SFAS No. 142	39	(i)	—	(5.0)	—
Amortisation of brand names capitalised	39	(j)	—	—	(4.5)
Amortisation of compensation component of options	39	(d)	(0.3)	(0.7)	1.9
Creation of asset retirement obligation on adoption of SFAS No. 143	39	(p)	—	(0.3)	—
Amortisation of asset retirement obligation	39	(p)	(0.1)	(0.1)	—
Pension Plans (1)	39	(f)	5.8	1.9	5.4
Income tax expense			(1.8)	(0.6)	(1.9)
Depreciation of asset revaluation included in depreciation charge	39	(a)	—	—	0.2
Net realisation of asset revaluation reserve and related depreciation adjustment on sale/liquidation of controlled entities, businesses and assets	39	(a)	0.8	(7.0)	20.5
Net hedge (losses)/gains (brought to account)/ deferred for AGAAP	39	(k)	(2.0)	2.4	(1.9)
Income tax (expense)/benefit			0.6	(0.7)	0.6
Rationalisation and restructuring provision	39	(c)	—	—	(30.0)
Income tax benefit			—	—	8.1
Goodwill capitalised for US GAAP purposes written off on sale of controlled entities and businesses	39	(i)	—	—	(34.5)
Incremental gain on sale of controlled entities and businesses due to lower carrying value of amortised brand names	39	(j)	—	—	15.5
Net change in fair value hedges	39	(m)	1.8	1.3	2.6
Income tax expense			(0.5)	(0.4)	(0.8)
Equity share in loss of South Pacific Tyres	39	(n)	(7.7)	(16.4)	(50.4)
Income tax benefit			2.3	4.9	11.1
Valuation adjustment for above income tax (benefit)/expense amounts			(0.6)	(3.2)	(8.4)

Total Adjustments			19.7	1.4	(56.2)

Shareholders’ Equity of the Group as at 30th June			811.8	844.5	876.0
Deduct: Outside equity interests	39	(b)	(10.2)	(10.8)	(13.7)

Shareholders’ equity attributable to Ansell Limited			801.6	833.7	862.3

Adjustments required to accord with U.S. GAAP:
Add / (Deduct): Goodwill not capitalised for Australian GAAP - net of amortisation and amortisation adjustments on Australian GAAP goodwill (including fx impact)	39	(i)	184.4	148.6	123.7
Amortisation of brand names – cumulative (including fx impact)	39	(j)	(21.5)	(22.2)	(26.1)
Amortisation of asset retirement obligations	39	(p)	(0.5)	(0.4)	—
Pension Plans	39	(f)	13.9	8.1	6.2
Hedging adjustments net of nil tax	39	(k)	0.1	2.1	(0.3)
Reserves attributable to Asset Revaluation	39	(a)	(0.7)	(1.5)	(20.2)
Depreciation charged on Revaluation increments	39	(a)	0.1	0.1	12.6
Loans outstanding under ownership based remuneration scheme	39	(d)	(0.8)	(1.2)	(4.3)
Net change in fair value hedges, hedged items and cash flow hedges	39	(m)	0.8	(1.0)	(2.3)
Net gains/(losses) on cash flow hedges residing in Comprehensive Income	39	(m)	4.7	(12.6)	(13.7)
Additional minimum pension liability residing in Comprehensive Income	39	(f)	(13.2)	(7.9)	—
Gain on equity securities residing in Comprehensive Income	39	(n)	—	—	1.0
Equity share of South Pacific Tyres	39	(n)	(89.2)	(81.5)	(65.1)

Total Adjustments			78.1	30.6	11.5

Ansell Limited Shareholders’ Equity according to U.S. GAAP (including Comprehensive Income)			879.7	864.3	873.8

Note: All US GAAP adjustments are in respect of 100% owned operations
Statement of Comprehensive Income:
Net profit/(loss) per U.S. GAAP			90.4	51.3	(172.0)
Foreign Currency Translation Reserve net of nil tax			(6.3)	(63.2)	(74.1)
Unrealised net gain/(loss) on cash flow hedges net of nil tax			17.3	1.1	(12.1)
Additional minimum pension liability net of nil tax			(5.3)	(7.9)	—
Unrealised gain/(loss) on available for sale equity securities net of nil tax			—	(1.0)	1.0

Comprehensive Income/(Loss)			96.1	(19.7)	(257.2)

(1)	Pension Plans - includes curtailment gains of $6.1 million for 2002 resulting from the sale of businesses.

PART III

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

	2004		2003
$ in Millions	Australian Fund	US Funds	Australian Fund	US Funds
Pension Plan data supporting Note 39(f)
Plan’s funded status at 30 June is summarised as follows:
Actuarial present value of accumulated obligations:
- Vested	19.9	54.9	63.3	57.6
- Non-vested	—	1.2	0.7	1.3
Total accumulated benefit obligation	19.9	56.1	64.0	58.9
Projected benefit obligation	20.6	56.7	64.4	59.8
Plan assets at fair value	41.7	40.8	79.6	36.1
Excess/(deficiency) of assets over benefit obligations	21.1	(15.9)	15.2	(23.7)
Unrecognised net gain/(loss)	(5.6)	15.1	(16.4)	24.2
Unrecognised prior service costs	—	(0.8)	—	(1.4)
Unrecognised net transition obligation/(asset) and other deferrals	—	—	(1.0)	—
Net Pension (Liability)/Asset	15.5	(1.6)	(2.2)	(0.9)
NET PENSION COST
Defined Benefit Plans:
- Service cost-benefits earned during the year	0.9	2.5	1.9	3.1
- Interest cost on projected benefit obligation	1.0	3.3	4.3	4.2
- Expected return on plan assets	(2.7)	(3.7)	(5.5)	(4.7)
- Net amortisation and settlement and curtailment (gain)/loss	(5.9)	3.1	(1.1)	0.8
Net Pension Cost of Defined Benefit Plans	(6.7)	5.2	(0.4)	3.4
ASSUMPTIONS (used to determine net pension cost)
Weighted average discount rate	5.0%	5.8%	5.0%	5.8%
Rate of increase in compensation level	4.0%	4.3%	3.5%	4.3%
Expected long term rate of return	7.0%	8.0%	7.0%	8.0%

The expected long term rate of return on pension assets is based on a strategic asset allocation. The real rate of return (net of inflation) is expected to average 5% over the long term and the long term average rate of inflation is expected to be 3%.

MEASUREMENT DATE	30 June 04	31 March 04	30 June 03	31 March 03
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year	64.4	59.8	82.6	67.9
Service cost	0.9	2.5	1.9	3.1
Interest cost	1.0	3.3	4.3	4.2
Transfers from/(to) other funds*	(42.5)	—	1.2	—
Member contributions	0.3	—	2.2	—
Actuarial (gain)/loss	1.5	0.3	(7.4)	6.3
Benefits, administrative expenses and tax paid	(5.0)	(7.2)	(20.4)	(11.5)
Foreign currency exchange rate changes	—	(2.0)	—	(10.2)
Projected Benefit Obligation at end of year	20.6	56.7	64.4	59.8
ASSUMPTIONS (used to determine end of year benefit obligations)
Weighted average discount rate	5.0%	5.8%	5.0%	5.8%
Rate of increase in compensation level	4.0%	4.3%	3.5%	4.3%
CHANGE IN PLAN ASSETS
Market value of assets at beginning of year	79.6	36.1	84.9	54.5
Adjustment to fair value at beginning of the year	2.6	—	—	—
Member/Employer Contributions	—	4.3	2.3	4.8
Transfers from/(to) other funds*	(42.5)	—	1.2	—
Benefits, administrative expenses and tax paid	(5.0)	(7.2)	(20.4)	(11.5)
Actual return on plan assets	7.0	8.7	11.6	(5.2)
Foreign currency exchange rate changes	—	(1.1)	—	(6.5)
Market value of assets at end of year	41.7	40.8	79.6	36.1

*	Current year represents removal of assets and liabilities relating to Ansell accumulation members from disclosures.

PART III

Item 18 : Consolidated Financial Statements

40.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

$ in Millions

Pension Plan data supporting Note 39(f) (continued)

CONTRIBUTIONS

Employer contributions to the Australian fund during the fiscal year ending 30 June 2005 are expected to be nil. In respect of its US plans the Company expects to contribute $4.6 million to the plans in 2005.

ADDITIONAL INFORMATION - AUSTRALIAN FUND

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	2.7
2006	1.6
2007	1.7
2008	1.9
2009	2.4
2010 -2014	11.4

Plan Assets

The allocation of the Fund’s assets by asset category is as follows:

Asset Category	Target Allocation	Plan assets at 30 June
		2004	2003
Equity securities	64%	64%	73%
Fixed Interest	22%	21%	15%
Real estate	9%	9%	10%
Other	5%	6%	2%

The primary investment objective of the Ansell Employer Benefit Account is to achieve a rate of return (after tax and investment expenses) that exceeds inflation (CPI) increases by at least 4.0% per annum over rolling three year periods.

ADDITIONAL INFORMATION - USA FUNDS

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	4.2
2006	2.4
2007	3.1
2008	3.5
2009	3.7
2010 -2014	27.7

Plan Assets

The allocation of the funded US pension plans’ weighted-average assets by asset category are as follows:

	Target Allocation	Plan assets at 31 March
Asset Category		2004	2003
Equity securities	62%	64%	56%
Debt securities	32%	32%	41%
Real estate	3%	3%	—
Other	3%	1%	3%

The target allocation currently is 62% equity (47% US, 15% International), 3% real estate, 32% debt and 3% cash. Over the past 5 years the allocation to equities has ranged from 55% to 65% depending on market conditions and the expected ability of the Plan to meet an 8% earnings assumption. The asset allocation is reviewed at least annually and adjusted based on past and future assumptions for market returns. Recent low level interest rates have necessitated a rise in the equity allocation to increase the probability of achieving an 8% return. The investment approach dictated in the IPS is to maintain sufficient diversification by asset class and economic sectors. The IPS mandates that each manager be diversified and that significant sector deviations to the benchmark be explained and approved.

PART III

Item 18 : Consolidated Financial Statements

40.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

Information for United States Investors

	Consolidated
$ in Millions	2004	2003	2002
Proceeds Received from the sale of businesses and investments per Note 3
Pacific Automotive business	—	—	238.7
Pacific Brands business	—	—	701.0

	—	—	939.7

Material Write-down of assets

Ambri Investment
The Group’s investment in Ambri Ltd has been written down to recoverable amount.	(1.0)	(6.1)	—

Exide Receivable/Investment (i)	—	—	(99.9)

As a result of Exide Inc filing for chapter 11 bankruptcy protection and subsequent demise of Exide Inc’s share price the company fully wrote off its investment in and all amounts receivable from Exide Inc.

Ansell Healthcare fixed assets (ii)	—	—	(63.1)

Following the announcement to close Ansell Healthcare’s manufacturing facility in Troy, Alabama the company wrote down the value of plant and equipment at the site to estimated recoverable value. In addition, certain other values attributed to land and buildings within the USA were written down to independently appraised values.

Other (iii)	—	—	(13.5)
Represents the write-down of various assets to recoverable amount as determined by the company.

(i)	Included within Income/Loss from discontinued operations

(ii)	Included within Income/Loss from continuing operations

(iii)	Of this amount $3.6 million is included within Income/(Loss) from continuing operations and $9.9 million included within Income/Loss from discontinued operations.

		Restated	Restated
US GAAP Equity Roll-forward
Opening Balance US GAAP equity	864.3	873.8	1,138.9
US GAAP Profit/(Loss)	90.4	51.3	(172.0)
Proceeds from issue of shares	1.0	1.0	1.2
Dividends	(31.0)	—	—
Share buy back	(65.4)	(8.2)	—
Movement in AGAAP Foreign Currency Translation Reserve	(7.4)	(71.3)	(69.6)
Unrealised net gain/(loss) on cash flow hedges in OCI	17.3	1.1	(12.1)
Additional minimum pension liability in OCI	(5.3)	(7.9)	—
Movements in Loans outstanding under Employee Share Plan	0.4	3.1	4.3
Other (including FX on US GAAP adjustments)	15.4	21.4	(16.9)

Closing balance US GAAP equity	879.7	864.3	873.8

PART III

Item 18 : Consolidated Financial Statements

40.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

Information	for United States Investors (continued)

	Consolidated
$ in Millions	2004	2003	2002
Goodwill:
AGAAP goodwill - written down value 30 June	176.0	203.3	260.7
Add: Amortisation for AGAAP only from 1 July 2002	46.7	25.3	—
Add: Net Goodwill recognised for US GAAP only	33.3	33.3	38.3
Add :Adjustment for different amortisation basis on AGAAP goodwill	104.4	90.0	85.4

US GAAP goodwill - written down value 30 June	360.4	351.9	384.4

US GAAP Goodwill Comprises:
Gross Goodwill	438.2	448.6	516.7
Accumulated Amortisation	(77.8)	(96.7)	(132.3)

Written down value	360.4	351.9	384.4

Brand names
AGAAP brand names - 30 June	117.4	121.2	142.5
(Deduct): US GAAP accumulated amortisation	(21.5)	(22.2)	(26.1)

US GAAP Brand names - 30 June	95.9	99.0	116.4

Property, plant & equipment
Property, plant & equipment at cost and valuation (net of accumulated depreciation)	227.8	262.9	332.5
(Deduct): Asset revaluation reserves applicable	(0.7)	(1.5)	(20.2)
Add: Adjustment to add back depreciation charged on the revaluation increments (cumulative)	0.1	0.1	12.6

Property, plant & equipment at cost (net of accumulated depreciation)	227.2	261.5	324.9

Analysis of long-lived assets by Country
- Australia	53.4	62.8	72.5
- USA	293.4	338.1	430.4
- Malaysia	77.5	83.2	98.6
- Thailand	56.0	61.9	80.2
- Sri Lanka	43.7	49.3	61.0
- Other Countries	51.2	54.6	85.2

	575.2	649.9	827.9

Asset Retirement Obligations
Asset retirement obligations relate to future legal obligations to restore certain leased facilities to their original conditions as at the commencement of the lease.

Asset retirement obligation
Balance at beginning of period	0.8	—	—
Initial balance on adoption of SFAS No. 143	—	0.7	—
Liabilities incurred in current period	0.1	0.1	—

Balance at end of period	0.9	0.8	—

Accumulated Other Comprehensive Income
Foreign Currency Translation Reserve net of nil tax	(138.2)	(131.9)	(68.7)
Unrealised net gain/(loss) on cash flow hedges net of nil tax	4.7	(12.6)	(13.7)
Additional minimum pension liability net of nil tax	(13.2)	(7.9)	—
Unrealised gain on available for sale equity securities net of nil tax	—	—	1.0

	(146.7)	(144.5)	(81.4)

PART III

Item 18 : Consolidated Financial Statements

40.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

Information	for United States Investors (continued)

Executive Share Option Data Supporting Notes 39(d), 25 and 28

SFAS 123 “Accounting for Stock Based Compensation” encourages the adoption of a fair value based method of determining compensation costs. For US GAAP purposes, the company has adopted the fair value provision of SFAS 123.

The compensation fair value of all options which are outstanding has been calculated at $1.0 million. In respect of the options granted to Mr D.Tough (on his appointment as Chief Executive Officer on 1 July 2004) the performance hurdles that must be met before vesting can occur have not as yet been finalised. The compensation fair value will be determined in order to allow for the amortisation over the vesting period which commences 1 July 2004.

PART III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Ansell Limited:

We have audited the accompanying consolidated Statements of Financial Position of Ansell Limited and its subsidiaries as of 30 June, 2004, 2003 and 2002, and the related consolidated Statements of Financial Performance, and of Cash Flows for each of the years in the three year period ended 30 June, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansell Limited and its subsidiaries at 30 June, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended 30 June, 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Notes 39 and 40 to the consolidated financial statements. The application of accounting principles generally accepted in the United States would have affected consolidated financial performance for each of the years in the three year period ended June 30, 2004 and the determination of Shareholder’s equity as of June 30, 2004, 2003 and 2002, to the extent summarized in Notes 39 and 40 to the consolidated financial statements.

As discussed in Note 39 to the consolidated financial statements, the company has restated the effects of certain differences between generally accepted accounting principles in Australia and generally accepted accounting principles in the United States and their effects on financial performance and shareholders equity for each of the years in the two year period ended June 30, 2003.

/s/ KPMG

Melbourne

31 August, 2004 except for Notes 39 and 40, for which the date is 15 March, 2005.

PART III

Item 19 :  Exhibits

See Exhibit Index

PART III

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ansell Limited Registrant

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Dated: 28 March 2005

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

South Pacific Tyres

Statements filed in accordance with Rule 3.09.

STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 30th June 2004

	Notes		2004 $	2003 $	2002 $

Revenue from sale of goods	3		763,609,409	737,027,575	769,790,943
Revenue from rendering services	3		55,127,229	56,569,421	59,595,043
Other revenues from ordinary activities	3		6,503,245	6,407,910	7,615,697

Total revenue from ordinary activities			825,239,883	800,004,906	837,001,683

Cost of goods sold			591,739,184	587,501,675	647,665,319
Selling, Administrative and General Expenses			218,086,061	219,985,037	225,688,548
Significant items	4	(b)	11,790,923	9,752,650	93,108,359
Borrowing costs	4	(b)	21,937,942	17,834,103	13,660,548
Other expenses from ordinary activities			297,389	287,389	485,062

Expenses from ordinary activities			843,851,499	835,360,854	980,607,836

Loss from ordinary activities before related income tax expense			(18,611,616)	(35,355,948)	(143,606,153)

Income tax expense/(benefit) relating to ordinary activities	6	(a)	3,869,684	4,207,837	(13,579,453)

Loss from ordinary activities after related income tax expense			(22,481,300)	(39,563,785)	(130,026,700)
Net loss attributable to outside equity interests	21		—	—	(470)

Net Loss after income tax attributable to the consolidated entity			(22,481,300)	(39,563,785)	(130,027,170)

See accompanying notes to financial statements.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

STATEMENT OF FINANCIAL POSITION

As at 30th June 2004

	Notes		2004 $	2003 $	2002 $
CURRENT ASSETS
Cash assets	7		56,435,875	15,229,939	37,100,672
Receivables	8		130,174,880	137,441,630	141,657,657
Inventories	9		147,411,193	162,032,137	160,741,965
Prepayments	10		3,219,753	3,323,269	2,258,575

TOTAL CURRENT ASSETS			337,241,701	318,026,975	341,758,869

NON-CURRENT ASSETS
Receivables	8		1,651,270	9,546,303	30,384,952
Property, plant and equipment	12		197,823,676	218,425,028	202,827,093
Intangible assets	13		4,498,952	4,916,874	5,204,262
Deferred tax assets	6	(c)	14,516,753	18,231,572	22,441,327

TOTAL NON-CURRENT ASSETS			218,490,651	251,119,777	260,857,634

TOTAL ASSETS			555,732,352	569,146,752	602,616,503

CURRENT LIABILITIES
Payables	14		144,028,406	159,953,830	161,782,718
Interest bearing liabilities	15		188,484,663	171,413,834	142,395,212
Current tax liabilities	6	(b)	290,809	135,944	58,887
Provisions	16		54,318,272	53,365,690	102,837,858

TOTAL CURRENT LIABILITIES			387,122,150	384,869,298	407,074,675

NON-CURRENT LIABILITIES
Payables	14		704,179	7,986,959	28,491,815
Interest bearing liabilities	15		125,707,508	111,097,444	61,095,014
Provisions	16		6,357,177	6,883,413	7,978,203

TOTAL NON-CURRENT LIABILITIES			132,768,864	125,967,816	97,565,032

TOTAL LIABLITIES			519,891,014	510,837,114	504,639,707

PARTNERS’ EQUITY
Contributed equity	18		317,688,138	317,675,138	317,675,138
Reserves	19		12,374,551	12,570,229	12,570,229
Accumulated losses	20		(294,221,351)	(271,935,729)	(232,268,571)

TOTAL PARTNERS’ EQUITY			35,841,338	58,309,638	97,976,796
Outside equity interest	21		—	—	—

TOTAL PARTNERS’ EQUITY			35,841,338	58,309,638	97,976,796

TOTAL LIABILITIES AND PARTNERS’ EQUITY			555,732,352	569,146,752	602,616,503

See accompanying notes to financial statements.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

STATEMENT OF PARTNERS’ EQUITY

	Contributed Equity	Outside Equity Interest	Accumulated Losses	Reserves	Total Partners’ Equity
Balance at June 30, 2001	317,675,137	485,688	(98,587,215)	9,220,023	228,793,633
Net loss			(130,027,170)		(130,027,170)
Foreign currency translation				(303,980)	(303,980)
Foreign Currency Translation Reserve - disposal			(3,645,848)	3,645,848
Asset Revaluation Reserve - disposal			(8,338)	8,338
Outside equity interest reduction		(485,688)			(485,688)
Additional contributed equity	1				1

Balance at June 30, 2002	317,675,138	—	(232,268,571)	12,570,229	97,976,796
Net loss			(39,563,785)		(39,563,785)
Initial adoption of AASB1028			(103,373)		(103,373)

Balance at June 30, 2003	317,675,138	—	(271,935,729)	12,570,229	58,309,638
Net loss			(22,481,300)		(22,481,300)
Asset Revaluation Reserve - disposal			195,678	(195,678)
Additional contributed equity	13,000				13,000

Balance at June 30, 2004	317,688,138	—	(294,221,351)	12,374,551	35,841,338

See accompanying notes to financial statements.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

STATEMENTS OF CASH FLOWS

	Notes		2004 $ Inflows (Outflows)	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities
Cash receipts in the course of operations			941,655,101	836,176,622	856,792,111
Cash payments in the course of operations			(908,776,962)	(882,305,840)	(870,905,731)
Interest received			1,160,246	1,935,297	3,689,606
Borrowing costs paid			(13,589,472)	(12,737,555)	(13,368,875)
Income taxes (paid)/refunded	6	(b)	—	79,774	(112,184)

Net cash provided by/(used in) operating activities	30	(c)	20,448,913	(56,851,702)	(23,905,073)

Cash flows from investing activities
Proceeds on disposal of controlled entities			—	—	1,983,805
Proceeds on disposal of property, plant and equipment			5,342,999	4,472,613	2,919,839
Payments for businesses, (net of cash acquired)	30	(b)	—	—	(1,246,831)
Payments for property, plant and equipment			(16,279,869)	(48,512,695)	(14,750,236)

Net cash used in investing activities			(10,936,870)	(44,040,082)	(11,093,423)

Cash flows from financing activities
Proceeds from partner contributions			13,000	—	—
Proceeds from borrowings			49,782,954	79,333,371	136,589,773
Repayment of borrowings			(18,195,000)	—	(79,935,051)
Dividends paid			—	—	(2,146)

Net cash provided by financing activities			31,600,954	79,333,371	56,652,576

Net increase/(decrease) in cash held			41,112,997	(21,558,413)	21,654,080
Cash at the beginning of the financial year			14,539,451	36,097,864	14,170,702
Effects of exchange rate fluctuations on the balances of cash held
in foreign currencies			—	—	273,082

Cash at the end of the financial year	30	(a)	55,652,448	14,539,451	36,097,864

See accompanying notes to financial statements.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Statement of significant accounting policies

General

The principal activities of the consolidated entity during the period were:

•	Manufacture of tyres for vehicles

•	Wholesaling and retailing of vehicle and aircraft tyres.

There were no significant changes in the nature of the principal activities of the consolidated entity during the year.

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

In accordance with Section 11 of the Partnership Agreement, South Pacific Tyres (“the consolidated entity”) is required to prepare a financial report as if it were a public company under the provisions of the Corporations Act 2001.

In the opinion of the directors, the consolidated entity is not a reporting entity. The financial report of the consolidated entity has been drawn up as a special purpose financial report for distribution to the partners and for the purpose of fulfilling the requirements of the Corporations Act 2001.

The financial report has been prepared in accordance with the requirements of the Corporations Act 2001, the recognition and measurements aspects of all applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) that have a material effect.

The financial report has been prepared on the accrual basis of accounting as defined in AASB1001, Accounting Policies, using historical cost convention and going concern assumption. Except where stated, it does not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

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

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 Statement of significant accounting policies (continued)

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

The net amounts receivable or payable under open swaps and forward rate agreements and the associated deferred gains or losses are not recorded in the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables are then revalued using the foreign currency and interest rates current at reporting date. Refer to Note 22

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedged transaction are recognised immediately in the statement of financial performance.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

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

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 Statement of significant accounting policies (continued)

(g) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings.

Interest payments in respect of financial instruments classified as liabilities are included in borrowing costs.

Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or the swap.

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

(h) Taxation - Note 6

Consolidated entity

Income tax is only provided for in the financial statements in respect of the corporate entities forming part of the consolidated entity of South Pacific Tyres.

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

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of the business, is amortised to the statement of financial performance using the following criteria:

Goodwill Acquired	Write-Off Period
Up to $1.25m	Written off over 5 years in equal instalments, but at a rate of not less than $250,000 pa
Over $1.25m	Written off over 20 years on a straight line basis, but at a rate of not less than $250,000 pa

The unamortised balance of goodwill is reviewed at least annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance. For the purposes of this review process, goodwill is allocated to cash generating units (which equates to the consolidated entity’s reportable business units) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of product manufactured and/or marketed.

Acquisitions of assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the consolidated entity if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as interest expense.

The costs of assets constructed or internally generated by the consolidated entity, other than goodwill, include the cost of materials and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset.

Borrowing costs are capitalised to qualifying assets as set out in Note 1(g).

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred that are probable and can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expensed as incurred.

Subsequent additional costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years, otherwise, expensed as incurred.

Research and development costs

Research and development expenditure is expensed as incurred.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 Statement of significant accounting policies (continued)

(j) Use and revision of accounting estimates

The preparation of the financial report requires the making of estimates and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are viewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(k) Receivables - Note 8

The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Trade debtors

Trade debtors to be settled within agreed terms are carried at amounts due.

(l) Inventories - Note 9

Raw materials and stores, work in progress and finished goods are carried at the lower of cost allocated and net realisable value.

Cost includes direct materials, direct labour, other direct variable costs and allocated production overheads necessary to bring inventories to their present location and condition, based on normal operating capacity of the production facilities.

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

(m) Investments - Note 11

Investments in controlled entities are carried in the financial statements of the consolidated entity at the lower of cost and recoverable amount.

(n) Leased assets

Leases under which the company assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

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

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 Statement of significant accounting policies (continued)

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

The depreciation/amortisation rates used for each class of asset are as follows:

	2004	2003	2002
Freehold buildings	2.50%	2.50%	2.50%
Leasehold buildings and improvements	2.5%-40%	2.5%-40%	2.5%-40%
Plant and equipment	6.7%-33.33%	6.7%-33.33%	6.7%-33.33%
Leased plant and equipment	10%-20%	10%-20%	10%-20%

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

Superannuation plan

The partnership and its controlled entities contribute to various defined benefit and accumulation superannuation plans. Contributions are recognised as an expense as they are made. Further information is set out in Note 26.

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

Restructuring and employee termination benefits

A provision for restructuring including termination benefits is only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs relating to ongoing activities are not provided for.

The liability for termination benefits are included in the provision for Rationalisation and restructure (Note 16).

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 1 Statement of significant accounting policies (continued)

(t) Provisions (continued)

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less.

The estimate is calculated based of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

(u) Advertising

Under AGGAP, Advertising is generally expensed as the service is performed. Costs incurred under the consolidated entity’s cooperative advertising program with dealers and franchisees are recorded as reductions of sales as related revenues are recognised.

(v) Environmental remediation

The consolidated entity expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. South Pacific Tyres determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated.

Note 2 Change in accounting policy

Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$103,373 increase in provision for employee benefits

•	$103,373 decrease in opening retained earnings.

As a result of this change in accounting policy, employee benefits expense increased by $139,957 and the income tax expense decreased by $2,222 for the year to 30 June 2003.

	2004 $	2003 $	2002 $
Note 3 Revenue from ordinary activities
Sale of goods revenue from operating activities	763,609,409	737,027,575	769,790,943
Rendering of services revenue from operating activities	55,127,229	56,569,421	59,595,043
Other revenue from operating activities
Interest:
Associated entities	27,693	814,052	1,828,580
Other parties	1,132,553	1,121,245	1,861,026
Revenues from outside operating activities
Gross proceeds from sale of non-current assets	5,342,999	4,472,613	3,926,091

Total other revenue	6,503,245	6,407,910	7,615,697

Total revenue from ordinary activities	825,239,883	800,004,906	837,001,683

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 4 Profit from ordinary activities before income tax expense
(a) Individually significant expenses/(revenues) included in profit from ordinary activities before income tax expense
Closure of Footscray & Thomastown tyre factories	9,458,682	3,927,911	94,900,000
Closure of BA Hamill	—	(1,769,227)	2,900,000
Retail store restructure programme	—	928,524	1,924,813
Reverse Radial truck factory plant & equipment storage and removal provision	(1,967,197)	—	—
Closure of radial truck tyre factory	—	—	(3,516,017)
Norhead dispute settlement	—	2,565,442	1,500,000
Retreading plant closures	513,743	—	—
Somerton factory plant & equipment stocktake loss	4,036,631	—	—
Write down of Thomastown / Footscray properties to recoverable amount	2,219,064	—	—
Activity alignment	—	—	(4,600,437)
Superannuation shortfall defecit / (gain) accrual	(2,470,000)	4,100,000	—

	11,790,923	9,752,650	93,108,359

(b) Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:
Cost of goods sold	591,739,184	587,501,675	647,665,319
Write-down of Property, Plant & Equipment to recoverable amount	2,219,064	—	—
Relates to Footscray and Thomastown tyre plants. Fair value determined by registered valuer, Knight Frank, in 2004.
Depreciation of:
Buildings	251,849	175,527	104,319
Plant and equipment	21,894,326	19,469,383	26,628,428

	22,146,175	19,644,910	26,732,747

Amortisation of:
Leasehold land and buildings	1,158,908	1,076,008	1,315,525
Goodwill	297,389	287,389	485,062

	1,456,297	1,363,397	1,800,587

Total depreciation and amortisation	23,602,472	21,008,307	28,533,334

Borrowing costs
Associated entities	8,904,264	5,816,482	3,164,641
Bank loans and overdrafts	13,033,678	12,017,621	10,495,907

Total borrowing costs	21,937,942	17,834,103	13,660,548

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 4 Profit from ordinary activities before income tax expense (continued)
(b) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items: (continued)
Research and development expenditure
Expensed as incurred	1,573,420	2,849,443	1,938,620
Net bad and doubtful debts expense including movements in provision for doubtful debts	624,867	619,922	1,487,774
Net expense for movements in provision for:
Employee entitlements	23,330,487	18,361,047	83,347,032
Rationalisation and restructuring costs	2,162,833	2,565,422	91,183,546
Rebates and allowances	27,265,039	19,542,569	19,979,619
Net foreign exchange (gain)/loss:
Borrowings	165,022	(8,205)	(13,907)
Net loss on disposal / writedown of non-current assets:
Property, plant and equipment	6,134,607	7,721,228	13,327,002
Investments	—	—	625,815
Operating lease rental expense
Minimum lease payments	30,522,660	30,138,477	31,589,141

Note 5 Auditors’ remuneration
Audit services
Auditors of the company - KPMG Australia	312,437	330,000	388,622
For other services
Auditors of the company - KPMG Australia	3,901	—	2,550

Note 6 Taxation
(a) Income tax expense
Prima facie income tax expense/(benefit) calculated at 30% (2003 : 30%) (2002 : 30%) on the profit/(loss) from ordinary activities	(5,583,485)	(10,606,784)	(43,081,846)
Increase in income tax expense due to:
Depreciation on buildings	68,953	65,465	61,316
Amortisation of goodwill	89,217	86,217	145,519
Thin Capitalisation	1,033,514	401,549	—
Entertainment	322,092	213,606	196,069
Sundry items	412,945	84,401	219,335
Decrease in income tax expense due to:
Effects of lower/higher rates of tax on overseas income	—	—	157
Tax at standard rate on consolidated entity profits attributed to partners	(7,679,125)	(13,350,470)	(29,039,039)
Income tax expense/(benefit) on operating profit/(loss) before individually significant income tax items	4,022,361	3,594,924	(13,420,725)
Add: Income tax under/(over) provided in prior year	(152,677)	612,913	(158,728)

Income tax expense/(benefit) attributable to operating profit	3,869,684	4,207,837	(13,579,453)

Income tax expense/(benefit) attributable to operating profit is made up of:
Current income tax provision	4,633,950	2,057,845	(11,560,219)
Under/(over) provision in prior year	(152,677)	612,913	(158,728)
Future income tax benefit	(611,589)	1,537,079	(1,860,506)

	3,869,684	4,207,837	(13,579,453)

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 6 Taxation (continued)
(b) Current tax liabilities
Provision for current income tax
Movements during the year:
Balance at beginning of year	135,944	58,887	167,096
Income tax (paid)/received	—	79,774	(112,184)
Under /(over) provision in prior year	539	635,755	(72,516)
Current year’s income tax expense/(benefit) on operating loss	4,633,949	2,057,845	(11,560,219)
Disposal of controlled entity	—	—	78,048
Tax loss transferred to FITB	(4,479,623)	(2,696,317)	11,558,662

	290,809	135,944	58,887

(c) Deferred tax assets
Future income tax benefit
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2003 : 30%, 2002 : 30%) on the following items:
Accumulated non-allowable provisions	5,761,608	4,979,376	6,499,991
Accumulated tax losses	8,755,145	13,252,196	15,941,336

	14,516,753	18,231,572	22,441,327

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

Trading stock adjustments	166,306	36,887	30,409
Depreciation on property, plant and equipment	(1,586,941)	(2,018,708)	(2,132,392)
Provisions	6,892,310	6,931,368	8,533,692
Accruals	237,699	160,408	251,990
Accumulated tax losses	8,755,145	13,252,196	15,941,336
Other	52,234	(130,579)	(183,708)

	14,516,753	18,231,572	22,441,327

An amount of $48,389,177 of taxable income must be earned to allow for the realisation of the deferred tax assets in the foreseeable future. The combined taxable income of Tyre Marketers (Australia) Limited and SACRT Trading Pty Ltd in 2004 was $16,687,301 (2003 $6,919,370) and (2002 $36,556,061 loss). In the opinion of the directors of the consolidated entity, it is virtually certain that the results of future operations will generate sufficient taxable income to realise the deferred tax assets.

The consolidated entity has unrecognised capital tax losses of $21,271,173 in 2004 (2003 $22,081,014) and (2002 $22,817,537).

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated entity had not notified the Australian Tax Office at the date of signing this report of the implementation date for the tax consolidation, the consolidated entity has applied UIG39 “Effects of Proposed Tax Consolidation Legislation on Deferred Tax Balances”. There was no impact on the consolidated entity’s future income tax benefits, as at 30 June 2004.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 7 Cash assets
Cash	56,435,875	5,629,939	8,400,672
Bank short term deposits, maturing daily and paying interest at a weighted average interest rate of 4.7% (2003 : 4.5%) (2002 : 4.7% )	—	9,600,000	28,700,000

	56,435,875	15,229,939	37,100,672

Note 8 Receivables

Current
Gross debtors	127,149,457	132,004,740	138,762,403
Less : Provision for doubtful trade debtors	(1,730,468)	(2,655,040)	(3,050,317)

	125,418,989	129,349,700	135,712,086
Other debtors	4,755,891	8,091,930	5,945,571

	130,174,880	137,441,630	141,657,657
Non-current
Other debtors	1,651,270	9,546,303	30,384,952

	131,826,150	146,987,933	172,042,609

Other debtor amounts generally arise from transactions outside the usual operating activity of the consolidated entity.

Note 9 Inventories

Current
Raw materials and stores at cost	8,406,434	11,548,888	10,302,933
Less : Provision for stock obsolescence	(56,185)	(462,697)	(490,527)

Raw materials and stores at net realisable value	8,350,249	11,086,191	9,812,406

Work in progress at cost	5,024,033	7,779,196	4,950,537
Less : Provision for stock obsolescence	—	—	(70,301)

Work in progress at net realisable value	5,024,033	7,779,196	4,880,236

Finished goods at cost	132,113,591	138,819,804	142,658,001
Less : Provision for stock obsolescence	(853,652)	(889,531)	(1,816,842)

Finished goods at net realisable value	131,259,939	137,930,273	140,841,159

Other stocks at cost	3,215,229	6,519,272	6,390,959
Less : Provision for stock obsolescence	(438,257)	(1,282,795)	(1,182,795)

Other stocks at net realisable value	2,776,972	5,236,477	5,208,164

	147,411,193	162,032,137	160,741,965

Note 10 Other current assets
Prepayments	3,219,753	3,323,269	2,258,575

Note 11 Other financial assets
Non-current

Investments in controlled entities
Unlisted shares at cost	—	—	—

	—	—	—

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 12 Property, plant and equipment

Freehold land
At cost	2,508,947	3,350,000	3,350,000

	2,508,947	3,350,000	3,350,000

Freehold buildings
At cost	10,769,845	11,886,348	11,841,455
Accumulated depreciation	(1,275,597)	(1,184,367)	(1,008,840)

	9,494,248	10,701,981	10,832,615

Leasehold land and buildings
At cost	34,438,146	57,165,525	57,096,991
Accumulated amortisation	(6,779,839)	(7,366,006)	(6,667,761)

	27,658,307	49,799,519	50,429,230
Held for sale at recoverable amount	19,104,877	—	—

	46,763,184	49,799,519	50,429,230

Plant and equipment
At cost	346,754,924	357,168,327	369,419,397
Accumulated depreciation	(211,578,026)	(227,312,706)	(242,149,279)

	135,176,898	129,855,621	127,270,118
Held for sale at recoverable amount	145,123	—	—

	135,322,021	129,855,621	127,270,118

Buildings and plant under construction
At cost	3,735,276	24,717,907	10,945,130

Total property, plant and equipment net book value	197,823,676	218,425,028	202,827,093

Assets held for sale relate to Footscray tyre plant closed in December 2001 and Thomastown tyre plant closed in July 2002.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at the beginning of year	3,350,000	3,350,000	3,350,000
Disposals	(841,053)	—	—

Carrying amount at the end of year	2,508,947	3,350,000	3,350,000

Buildings
Carrying amount at the beginning of year	10,701,981	10,832,615	11,539,044
Currency conversion	—	—	(101,481)
Additions	—	—	11,706
Transfer from capital works in progress	12,543	44,893	30,818
Disposal of businesses / subsidiary (net)	—	—	(543,153)
Disposals	(968,427)	—	—
Depreciation	(251,849)	(175,527)	(104,319)

Carrying amount at the end of year	9,494,248	10,701,981	10,832,615

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 12 Property, plant and equipment (continued)

Leasehold land and buildings
Carrying amount at the beginning of year	49,799,519	50,429,230	51,725,245
Transfer from capital works in progress	344,534	458,306	39,515
Disposals	(2,221,960)	(12,009)	(20,005)
Depreciation	(1,158,909)	(1,076,008)	(1,315,525)

Carrying amount at the end of year	46,763,184	49,799,519	50,429,230

Plant and equipment
Carrying amount at the beginning of year	129,855,621	127,270,118	151,296,771
Currency conversion	—	—	(31,013)
Acquired businesses/subsidiaries	—	—	458,033
Additions	189,115	11,306	188,971
Transfer from capital works in progress	36,562,647	34,225,413	15,784,417
Disposals	(9,391,035)	(12,181,833)	(13,639,725)
Disposal of businesses / subsidiary (net)	—	—	(158,909)
Depreciation	(21,894,327)	(19,469,383)	(26,628,427)

Carrying amount at the end of year	135,322,021	129,855,621	127,270,118

Capital works in progress
Carrying amount at the beginning of year	24,717,907	10,945,130	14,837,434
Acquired businesses/subsidiaries	—	—	458,033
Additions	16,090,754	48,501,389	14,549,558
Transfer to property, plant and equipment	(36,919,723)	(34,728,612)	(16,312,783)
Other disposals	(153,662)	—	(2,587,112)

Carrying amount at the end of year	3,735,276	24,717,907	10,945,130

Note 13 Intangibles

Goodwill - at cost	5,847,772	7,268,104	7,768,104
Accumulated amortisation	(1,348,820)	(2,351,230)	(2,563,842)

	4,498,952	4,916,874	5,204,262

The consolidated entity estimates that the annual amortisation expense related to intangible assets will be $287,388 during each of the next 5 years and the weighted average remaining amortisation period is approximately 14 years.

Note 14 Payables

Current
Trade creditors	108,050,790	115,985,030	117,076,110
Accrued liabilities	35,797,893	41,841,676	43,903,827
Other creditors	179,723	2,127,124	802,781

Total Current	144,028,406	159,953,830	161,782,718

Non-current
Trade creditors	704,179	752,291	871,199
Other creditors	—	7,234,668	27,620,616

Total Non Current	704,179	7,986,959	28,491,815

Total Payables	144,732,585	167,940,789	190,274,533

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 15 Interest bearing liabilities

Current

Bank overdrafts - secured	783,427	—	—
Bank overdrafts - unsecured	—	690,488	1,002,808
Bank loans - secured	77,638,119	—	—
Bank loans - unsecured	—	95,833,119	65,897,645
Goodyear Australia Pty Ltd loans	35,033,668	—	—
Securitisation	75,029,449	74,890,227	75,494,759

Total Current	188,484,663	171,413,834	142,395,212

Non-current

Partner Loan - Pacific Dunlop Tyres Pty Ltd	62,853,754	55,548,722	30,547,507
Partner Loan - Goodyear Tyres Pty Ltd	62,853,754	55,548,722	30,547,507

Total Non Current	125,707,508	111,097,444	61,095,014

Total Interest bearing liabilities	314,192,171	282,511,278	203,490,226

Partner Loans - Pacific Dunlop Tyres Pty Ltd & Goodyear Tyres Pty Ltd

On 19 October, 2001, the partners in South Pacific Tyres (SPT) signed an agreement setting forth a plan to restructure certain operations of the consolidated entity, details of which are set forth in two agreements - the Australian Deed and the Co-ordination Deed (the “Agreements.”) The Agreements require the partners to advance (in one or more tranches) up to $56.3 million to the consolidated entity. As of 30 June, 2004, the amounts due to each partner (including principal and interest) were $62.9 million compared to $55.5 million at 30 June, 2003. The increase from 30 June, 2003 is primarily due to the receipt of the final tranche of $3.8 million from each partner. Interest on the outstanding portion of the loan which is compounded and calculated at 90 day intervals based on the 90 day bank bill rate plus a margin of 0.6% per annum.

Also included in the Agreements, is a put and call option giving the partners the right to acquire from the other partner, that partner’s interest in the partnership. The earliest date this provision can be exercised is 15 August, 2005 (the “put option date”) by Pacific Dunlop Tyres Pty Ltd (“PDL.”) Beginning with the put option date, PDL has twelve months during which they may exercise their put option. At the end of this twelve month period, Goodyear Tyres Pty Ltd will have the right to exercise their call option during the subsequent six month period.

The loans mature at the earlier of:

PDL exercising the put option (no earlier than August 2005);

the tenth anniversary of the Agreements (October 2011); and

the dissolution of the partnership (not expected.)

Bank Loans

Pacific Dunlop Tyres Pty Ltd and Goodyear Tyres Pty Ltd (together comprising the SPT partnership in Australia) along with SPT’s Australian controlled entities, are borrowers under bank facilities (the “Facilities”) provided by a group of banks referred to as the “Lenders.” At 30 June, 2004, the Facilities provided for borrowings of up to $79.7 million of which, $2.4 million was unused. In August 2003, the unsecured bank facilities were renewed for one year and restructured to reduce their size and to provide security to the Lenders by way of a fixed and floating charge over certain assets. Secured bank loans and overdrafts rank ahead in priority order of other interest bearing liabilities. Also in August 2004, a guarantee was provided by The Goodyear Tire & Rubber Company (U.S.)

Interest on the facilities is calculated using the bank bill rate in effect at the time of borrowing plus a margin of up to 1.8% depending on the type of advance. The borrowers must also pay a fee equal to 3.00% per annum on the facility limit regardless of utilization.

In addition to providing cash advances, the Facilities may be used for other purposes including borrowings relating to trade finance (such as bid/performance bonds and shipping guarantees), performance and financial guarantees, leasing, business credit cards, and payroll electronic payment requirements.

Accounts Receivable Financing

During November 2001, the consolidated entity entered into an agreement with a major financial institution in relation to the securitisation of trade receivables. Under this arrangement, eligible receivables are transferred to a SPT Trust Special Purpose Vehicle (SPV) in return for cash and a “subordinated loan amount.” The SPV is managed by one of the bank facility lenders. Interest on the facility is calculated using the one month bank bill rate (determined each monthly settlement date) plus a margin. This facility must be renewed on 2 November, 2006.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 15 Interest bearing liabilities (continued)

Financing arrangements
The consolidated entity has access to the following lines of credit:
Total facilities available:
Bank overdrafts	2,000,000	6,500,000	6,500,000
Bank loans	71,650,000	90,000,000	105,500,000
Trade bills	6,000,000	6,000,000	6,000,000

	79,650,000	102,500,000	118,000,000

Facilities utilised at balance date:
Bank overdrafts	743,773	574,845	1,012,585
Bank loans	71,650,000	90,000,000	63,500,000
Trade bills	4,859,813	5,589,308	2,247,952

	77,253,586	96,164,153	66,760,537

Facilities not utilised at balance date:
Bank overdrafts	1,256,227	5,925,155	5,487,415
Bank loans	—	—	42,000,000
Trade bills	1,140,187	410,692	3,752,048

	2,396,414	6,335,847	51,239,463

Interest on bank overdrafts is charged at prevailing market rates. The effective interest rates for all overdrafts as at 30 June 2004 is 8.6% (2003 :8.6%) (2002 : 8.6%).

All bank loans are denominated in Australian dollars. The bank loans amount in current liabilities comprises the portion of the consolidated entitiy’s bank loan payable within one year. The effective interest rate on bank loans is 8.65% (2003 : 8.34%) (2002 : 6.56%)

The effective interest rate on trade bills is 8.15% (2003 : 5.66%) (2002 : 5.32%).

At 30 June 2002 the consolidated entity had committed lines of bank loans of $105,500,000 up to 1 December 2002.

At 30 June 2002 $42,000,000 of the lines were undrawn. An annual commitment fee of 0.5% to 0.9% was paid.

Note 16 Provisions

Current

Employee entitlements	33,143,515	30,803,805	35,447,716
Rationalisation and restructuring	13,995,281	16,981,066	60,411,626
Rebates	7,179,476	5,580,819	6,978,516

	54,318,272	53,365,690	102,837,858

Non-current
Employee entitlements	6,357,177	6,883,413	7,978,203

	6,357,177	6,883,413	7,978,203

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below.

To maintain competitiveness, the consolidated entity has implemented rationalisation actions over the past several years for the purpose of reducing excess capacity, improving productivity and reducing costs. The net amounts of rationalisation charges to the Statement of Financial Performance were as follows:

Rationalisation and restructuring
Carrying amount at beginning of year	16,981,066	60,411,626	14,084,483
Provisions made during the year	2,162,833	2,565,442	91,183,546
Provision utilised by loss on disposal / scrappings of assets	—	(8,475,000)	(13,100,000)
Payments made during the period	(5,148,618)	(37,521,002)	(31,756,403)

Carrying amount at end of year	13,995,281	16,981,066	60,411,626

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 16 Provisions

In fiscal year 2000 and 2001, a rationalisation program was undertaken by the consolidated entity to close the tyre plants in Thomastown and Footscray, the MRT plant in Somerton and the BA Hamill engineering workshop for the purpose of reducing excess capacity, improving productivity and reducing costs. Rationalisation expense for this plan was $50.6 million, $91.2 million, $2.6 million, and $2.2 million in 2001, 2002, 2003 and 2004 respectively and was charged to significant items in the statement of financial performance.

The number of people planned to be terminated at the MRT site at Somerton was 525. The actual number of people terminated was 519, all of whom were manufacturing related employees. The number of people planned to be terminated at the Thomastown, Footscray and BA Hamill sites was 868. The actual number of people terminated was 871, 799 of whom were manufacturing and 72 of whom were administrative. At 30 June, 2004 there was a plan to close two tyre retreading plants at North Albury and Tamworth in July 2004. The planned number of people terminating is 6 people.

Net Charges in 2004 of $2.2 million consisted of $3.6 million for environmental remediation of the Thomastown and Footscray tyre plants, $0.5 million for retreading plant closures and $(1.9) million reversal of provision made for storage, dismantling and packaging of plant and equipment at the MRT Plant at Somerton. In 2004, $5.1 million was incurred which comprised $3.6 million for settlement of contractual dispute with customer (Norhead) and $1.5 million for environmental remediation at Thomastown & Footscray.

Net Charges in 2003 of $2.6 million related to settlement of contractual dispute with customer (Norhead). In 2003, $37.5 million was incurred which comprised $35.4 million of associate redundancy payments for employees at the Thomastown, Footscray and BA Hamill sites, $0.5 million for environmental remediation at Thomastown and Footscray, $0.5 million for settlement of contractual dispute with customer (Norhead) and $1.1 million for storage, dismantling and packaging costs of equipment at the MRT Plant at Somerton.

Net Charges in 2002 of $91.2 million consisted $66.3 million for associate redundancy payments for associates at the Thomastown, Footscray and BA Hamill sites, $9.9 million for environmental remediation at the Thomastown and Footscray tyre plants, $21.6 million for plant and equipment write off at the Thomastown, Footscray and BA Hamill sites, $1.5 million for settlement of contractual dispute with customer (Norhead), $(1.5) million reversal of provision made for preparation of the land and buildings at the MRT site at Somerton for sale, $(4.0) million reversal of provision made for activity alignment redundancy plan and $(2.6) million reversal of provision of redundancy for closure of the MRT Plant at Somerton. In 2002, $31.8 million was incurred which comprised $9.3 million of associate redundancy payments for employees at the Thomastown, Footscray and BA Hamill sites, $0.2 million for the activity alignment redundancy plan, $0.4 million for associate redundancy payments at the MRT Plant at Somerton, $1.6 million for business interruption expenditure and $0.3 million for storage, dismantling and packaging of plant and equipment at the MRT Plant at Somerton.

The provision at 30 June, 2004 was $13,995,281, which included $1,996,622 for the future costs of storage, dismantling and packaging of plant & equipment at the MRT plant in Somerton, $11,484,916 for environmental remediation and $513,743 for the closure of the North Albury and Tamworth Retreading plants.

Rebates
Carrying amount at beginning of year	5,580,819	6,978,516	6,236,155
Provisions made during the year	27,265,039	19,542,569	19,979,619
Payments made during the period	(25,666,382)	(20,940,266)	(19,237,258)

Carrying amount at end of year	7,179,476	5,580,819	6,978,516

Number of employees	3,063	3,133	3,730

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 17 Amounts payable/receivable in foreign currencies

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year-end exchange rates, are as follows:

United states dollars
Amounts payable :
Current	779,816	872,599	1,382,011

Japanese Yen
Amounts payable :
Current	—	—	1,432,379

Euro dollar
Amounts payable :
Current	764,127	435,439	195,889

Total	1,543,943	1,308,038	3,010,279

Note 18 Contributed equity

Goodyear Tyres Pty Ltd
Contributed equity at the beginning of year	158,837,569	158,837,569	158,837,569
Additional contributed equity	13,000	—	—

Contributed equity at the end of year	158,850,569	158,837,569	158,837,569

Pacific Dunlop Tyres Pty Ltd
Contributed equity at the beginning of year	158,837,569	158,837,569	158,837,569

Contributed equity at the end of year	158,837,569	158,837,569	158,837,569

	317,688,138	317,675,138	317,675,138

Note 19 Reserves

Asset revaluation	12,374,551	12,570,229	12,570,229

	12,374,551	12,570,229	12,570,229

Movements during the year

Asset revaluation reserve
Balance at the beginning of year	12,570,229	12,570,229	12,561,891
Transferred to retained profits	(195,678)	—	8,338

Balance at the end of year	12,374,551	12,570,229	12,570,229

Foreign currency translation reserve
Balance at the beginning of year	—	—	(3,341,868)
Translation adjustment on assets and liabilities held in foreign currencies	—	—	(303,980)
Transferred to retained profits	—	—	3,645,848

Balance at the end of year	—	—	—

Nature and purpose of reserves

Asset revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets measured at fair value in accordance with AASB1041.

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

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

	2004 $	2003 $	2002 $
Note 20 Accumulated Losses

Goodyear Tyres Pty Ltd
Accumulated losses at the beginning of year	(136,469,457)	(116,635,878)	(49,795,200)
Net loss attributable to partners	(11,240,650)	(19,781,893)	(65,013,585)
Amounts transferred from reserves	97,839	—	(1,827,093)
Net effect of initial adoption of Revised AASB 1028 “Employee Benefits”	—	(51,686)	—

Accumulated losses at the end of year	(147,612,268)	(136,469,457)	(116,635,878)

Pacific Dunlop Tyres Pty Ltd
Accumulated losses at the beginning of year	(135,466,272)	(115,632,693)	(48,792,015)
Net loss attributable to partners	(11,240,650)	(19,781,892)	(65,013,585)
Amounts transferred from reserves	97,839	—	(1,827,093)
Net effect of initial adoption of Revised AASB 1028 “Employee Benefits”	—	(51,687)	—

Accumulated losses at the end of year	(146,609,083)	(135,466,272)	(115,632,693)

	(294,221,351)	(271,935,729)	(232,268,571)

The consolidated entity’s ability to pay dividends is restricted by credit facility agreements.

Note 21 Outside equity interest

Outside equity interest in controlled entities comprise:
Interest in retained profits at the beginning of the financial year after adjusting for outside equity interests in entities	—	—	1,034,550
Interest in operating profit after income tax	—	—	470
Interest in dividends provided for or paid	—	—	(2,146)
Disposal of Interest in Retained Profits	—	—	(1,032,874)

Interest in retained profits at the end of the financial year	—	—	—
Interest in share capital	—	—	—
Interest in reserves	—	—	—

Total outside equity interest	—	—	—

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

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

Each contract involves quarterly payment or receipt of the net amount of interest. At 30 June 2004 the fixed rates were 5.9% (2003 : 5.7% to 5.9%) (2002 : 5.5% to 5.9%) and floating rates were at bank bill rates plus the consolidated entity’s credit margin. The weighted average effective floating interest rate at 30 June 2004 was 5.9% (2003 : 5.8%) (2002 : 5.7%).

Interest rate risk exposures

The consolidated entity’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Fixed interest maturity in:
2004	Note	Weighted average interest rate	Floating interest rate	1 year or less	Over 1 year to years	More than 5 years	Non- interest bearing	Total
Financial assets
Cash	7	4.74%	56,343,803				92,072	56,435,875
Receivables	8	—					131,826,150	131,826,150

			56,343,803				131,918,222	188,262,025

Financial liabilities
Bank overdrafts and loans	15	8.65%	73,561,733					73,561,733
Securitisation	15	5.60%	75,029,449					75,029,449
Partner Loans	15	6.31%	160,741,176					160,741,176
Trade bills	15	8.15%	4,859,813					4,859,813
Accounts payable	14						144,732,585	144,732,585
Employee entitlements	16	0.00%		33,143,515	3,378,237	2,978,940		39,500,692

			314,192,171	33,143,515	3,378,237	2,978,940	144,732,585	498,425,448

Interest rate swaps			(20,000,000)	20,000,000

2003
Financial assets
Cash	7	4.51%	15,133,917				96,022	15,229,939
Receivables	8	—					146,987,933	146,987,933

			15,133,917				147,083,955	162,217,872

Financial liabilities
Bank overdrafts and loans	15	8.27%	90,934,299					90,934,299
Securitisation	15	4.88%	74,890,227					74,890,227
Partner Loans	15	5.35%	111,097,444					111,097,444
Trade bills	15	5.66%	5,589,308					5,589,308
Accounts payable	14						167,940,789	167,940,789
Employee entitlements	16	1.30%		30,803,805	3,177,964	3,705,449		37,687,218

			282,511,278	30,803,805	3,177,964	3,705,449	167,940,789	488,139,285

Interest rate swaps			(50,000,000)	30,000,000	20,000,000

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note	22 Additional financial instruments disclosure (continued)

(a) Interest rate risk (continued)

Fixed interest maturity in:

2002	Note	Weighted average interest rate	Floating interest rate	1 year or less	Over 1 year to 5 years	More than 5 years	Non- Interest bearing	Total
Financial assets
Cash	7	4.70%	37,092,372				8,300	37,100,672
Receivables	8	—					172,042,609	172,042,609

			37,092,372				172,050,909	209,143,281

Financial liabilities

Bank overdrafts and loans	15	6.59%	64,652,501					64,652,501
Securitisation	15	5.06%	75,494,759					75,494,759
Partner Loans	15	5.46%	61,095,014					61,095,014
Trade bills	15	5.32%	2,247,952					2,247,952
Accounts payable	14						190,274,533	190,274,533
Employee entitlements	16	2.00%		35,447,716	4,278,361	3,699,842		43,425,919

			203,490,226	35,447,716	4,278,361	3,699,842	190,274,533	437,190,678

Interest rate swaps			(50,000,000)	20,000,000	30,000,000

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts to hedge foreign currency purchases expected in each month within the following six months within Board approval limits. The amount of anticipated future purchases and sales are forecast in light of current conditions in foreign markets, commitments from customers and experience.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2004	2003	2002	2004 $	2003 $	2002 $
		Average rate
Buy US Dollars
Not later than one year	0.7029	0.63	0.56	17,860,867	26,558,702	43,978
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				17,860,867	26,558,702	43,978

Sell US Dollars
Not later than one year	0.7155	0.64	—	1,623,900	814,196	—
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				1,623,900	814,196	—

Buy EURO dollars
Not later than one year	0.59	0.55	0.60	5,693,338	9,937,775	1,096,037
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				5,693,338	9,937,775	1,096,037

Sell EURO dollars
Not later than one year	0.61	0.55	—	18,245	179,783	—
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				18,245	179,783	—

Buy Japanese yen
Not later than one year	79.33	70.57	67.3	1,560,868	2,101,635	223,131
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				1,560,868	2,101,635	223,131

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note	22 Additional financial instruments disclosure (continued)

(b) Foreign exchange risk (continued)

	2004	2003	2002	2004 $	2003 $	2002 $
		Average rate
Sell Japanese yen
Not later than one year	76.45	73.94	—	133,059	56,934	—
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				133,059	56,934	—

Buy English pound
Not later than one year	—	0.39	0.37	—	77,119	71,779
Later than one year but not later than two years				—	—	—
Later than two year but not later than three years				—	—	—

				—	77,119	71,779

As these contracts are hedging anticipated purchases, any unrealised gains and losses on the contracts, together with the costs of the contracts, will be deferred and then recognized in the financial statements at the time the underlying transaction occurs as designated. The gross deferred gains and losses on hedges of anticipated foreign current purchases are:

	2004		2003		2002
	Gains $	Losses $	Gains $	Losses $	Gains $	Losses $
Not later than one year	778,676	80,710	44,231	2,021,565	54,818	—
Later than one year but not later than two years	—	—	—	—	—	—
Later than two year but not later than three years	—	—	—	—	—	—

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

Unrecognised Financial Instruments

The valuation of financial instruments not recognised on the statement of financial position detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs), or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note	22 Additional financial instruments disclosure (continued)

(e) Net fair values of financial assets and liabilities (continued)

Net fair values

Recognised Financial Instruments

The carrying amounts and net fair values of financial assets and financial liabilities as at the reporting date are as follows:

	2004		2003		2002
	Carrying amount $	Net fair value $	Carrying amount $	Net fair value $	Carrying amount $	Net fair value $
Financial assets
Cash assets	56,435,875	56,435,875	15,229,939	15,229,939	37,100,672	37,100,672
Receivables	131,826,150	131,826,150	146,987,933	146,987,933	172,042,609	172,042,609
Financial liabilities
Payables	144,732,585	144,732,585	167,940,789	167,940,789	190,274,533	190,274,533
Bank overdrafts and loans	73,561,733	73,561,733	90,934,299	90,934,299	64,652,501	64,652,501
Securitisation	75,029,449	75,029,449	74,890,227	74,890,227	75,494,759	75,494,759
Partner Loans	160,741,176	160,741,176	111,097,444	111,097,444	61,095,014	61,095,014
Trade bills	4,859,813	4,859,813	5,589,308	5,589,308	2,247,952	2,247,952
Employee entitlements	39,500,692	39,500,692	37,687,218	37,687,218	43,425,919	43,425,919

Unrecognised Financial Instruments

The net fair value of financial instruments not recognised on the statement of financial position held as at the reporting date are:

	2004 $	2003 $	2002 $
Forward foreign exchange contracts gains/(losses)	697,966	(1,977,334)	54,818

Note 23 Commitments

Capital expenditure commitments
Plant
Contracted but not provided for and payable within one year	951,935	3,311,414	4,505,841

	951,935	3,311,414	4,505,841

Lease commitments

Operating lease expense commitments

Future operating lease commitments not provided for in the financial statements and payable:
Within one year	29,992,274	23,865,262	25,799,409
One year or later and no later than five years	60,779,467	47,292,290	48,518,490
Later than 5 years	6,720,240	15,992,314	10,596,215

	97,491,981	87,149,866	84,914,114

The consolidated entity leases property under non-cancellable operating leases expiring from one to ten years.

Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Assets pledged and cash restrictions

Assets pledged to financial institutions as at 30 June 2004 ( $175,571,699 ), 2003 ( $nil ) and 2002 ( $nil ). Agreements with financial institutions place certain restrictions on the use of cash balances. These restrictions do not affect the daily operations of the consolidated entity and will not have a material adverse affect on its operations.

Note 24 Contingent liabilities

There were no contingent liabilities as at 30 June 2004, 30 June 2003 and 30 June 2004.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 25 Related party transactions

The consolidated entity from time to time has dealings with Ansell Limited Group Companies and Goodyear Tire & Rubber Co. Group Companies.

Under the partnership agreement, the consolidated entity leases certain properties from Ansell Limited and Goodyear Australia Limited (a wholly owned subsidiary of Goodyear Tire & Rubber Co.) on a basis of equitable rentals between the partners.

The amounts of these transactions are detailed below:

Lease payments	2004 $	2003 $	2002 $
Ansell Limited Group Companies	217,885	217,885	217,885
Goodyear Tire & Rubber Co. Group Companies	75,273	75,273	75,273

During the financial year the consolidated entity received loans from the partners that are subject to interest at market rates compounding quarterly as detailed in Note 15.

On 29/12/2000, the consolidated entity entered into a supply agreement whereby Goodyear will be (subject to certain conditions) the exclusive supplier of certain tyres for a period of twelve years commencing 01/01/2001. The consolidated entity has received $25.0m plus interest in consideration for this supply.

On 20/12/2000, the consolidated entity received a loan of $25.0m from Ansell Limited on which interest is charged quarterly in arrears.

Interest brought to account by the consolidated entity in relation to these loans during the year:

Interest expense	—	—	1,750,000
Interest revenue	—	—	1,750,000

All other dealings with the above parties are on normal commercial terms and involve the purchase and/or supply of materials from/to both parties and the provision of forward exchange cover and commodity hedging by Ansell Limited Group Companies.

The amounts of these transactions are detailed below:

Sale of goods and services
Ansell Limited Group Companies	—	—	37,791
Goodyear Tire & Rubber Co. Group Companies	7,044,157	1,357,021	4,396,011

Purchase of goods and services
Ansell Limited Group Companies	—	4,092	1,252,256
Goodyear Tire & Rubber Co. Group Companies	115,062,875	118,165,909	107,439,259

Details of interest received/paid to related parties are set out in Notes 3 & 4.

The amounts included in receivables and payables in relation to the consolidated entity are set out in the notes to the financial statements and the amounts relating to the other parties are:

Current receivables
Goodyear Tire & Rubber Co. Group Companies	588,874	182,079	526,745

Current payables
Ansell Limited Group Companies	—	—	81,767
Goodyear Tire & Rubber Co. Group Companies	20,921,867	21,072,760	23,663,413

The consolidated entity has had since 1987 a significant Research and Development arrangement with Goodyear Tire and Rubber Limited. A fee is payable as a percentage of sales of locally produced tyres. The amount of costs incurred for this contract was, for the year ended 30 June 2004 $3,528,348 ( June 2003 $4,928,422 ) and ( June 2002 $10,856,910 ).

The names of each person holding the position of director of the company during the year were:

Mr. Richard Kramer	Dr Edward Tweddell	Mr. Robert W. Tieken
Mr. Hugh D. Pace	Mr. Herbert J. Elliott	Mr. Clark E. Sprang
Ms. Janell Lopus	Mr. Douglas Tough	Mr. Harry Boon
Mr. Harold Smith	Mr. David Graham

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 26 Superannuation commitments

Employer plans

Up until April 1st 2004 the consolidated entity participated in the Pacific Dunlop Superannuation Fund for employees.

Effective 1 April 2004 members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent superannuation fund). the transfer of assets from the Pacific Dunlop Superannuation Fund to Equipsuper has not yet been completed.

2002 $
Net Assets	148,178,000
Accrued benefits	148,802,000

Deficiency	(624,000)

Vested Benefits	146,578,000

Country	Australia
Benefit type	Defined benefit / Accumulation
Basis of contribution	Balance of cost / Defined contribution
Date of last actuarial valuation	30/06/2002
Actuary	Mercer Human Resource Consulting Pty Ltd

Plan net assets, accrued benefits and vested benefits have been calculated at 30 June 2002, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 30 June 2002.

The consolidated entity has accrued a superannuation expense of $1,630,000 to meet expected fund deficiency as at 30 June 2004.

The liabilities of the superannuation fund are covered by the assets in the fund or by specific provisions created by the consolidated entity.

The consolidated entity is obliged to contribute to the superannuation fund as a consequence of Legislation or Trust Deed. Legal enforceability is dependent on the terms of the Legislation and the Trust Deed.

Definitions

Balance of cost	The consolidated entity’s contribution is assessed by the Actuary after taking into account the member’s contribution and the value of assets.

Defined contribution	The consolidated entity’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.

Industry / union plans

The consolidated entity participates in industry and union plans on behalf of certain employees. These plans, which are reviewed periodically, operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The consolidated entity has a legally enforceable obligation to contribute at varying rates to the plans.

Note 27 Segment reporting

The principal activity of the group during the year was the manufacture and sale of motor vehicle and aircraft tyres in Australia.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 28 Particulars relating to controlled entities

Details of controlled entities, including the extent that each contributed to the period’s result are given below:

Name of Company	Place of incorporation	Beneficial interest held by consolidated entity	Class of share	Book value of consolidated entity’s investment			Contribution to the consolidated profit after tax inclusive of abnormal items and after deducting the amount attributable to Outside Equity Interest
				2004	2003	2002	2004	2003	2002
South Pacific Tyres							(28,982,129)	(44,501,568)	(96,796,795)
Tyre Marketers
(Australia) Limited	Vic	100%	Ordinary	21,496,245	21,496,245	21,496,245	8,559,276	4,952,958	(33,840,907)
Sacrt Trading Pty Ltd	Vic	100%	Ordinary				491,696	158,826	365,417
South Pacific Tyres
(PNG) Pty. Ltd.	PNG	80%	Ordinary				—	—	27,119
Dunlop PNG Pty. Ltd.	PNG	80%	Ordinary				—	—	(25,244)
Consolidation adjustments							(2,550,143)	(174,001)	243,240

				21,496,245	21,496,245	21,496,245	(22,481,300)	(39,563,785)	(130,027,170)

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 29 Events subsequent to balance date

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impacts on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact of future years will depend on the particular circumstances prevailing in those years.

The board has established a formal project, monitored by a steering committee, to achieve transition to IFRS reporting.

The company’s implementation project consists of three phases as described below.

•	Assessment and planning phase

•	Design phase

•	Implementation phase

Except for certain training that has been given to operational staff, the company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

•	financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value

•	income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity

•	surpluses and deficits in the defined benefit superannuation plans sponsored by the entities within the consolidated entity will be recognised in the statement of financial position and the statement of financial performance

•	revaluation increments and decrements relating to revalued property, plant and equipment and intangible assets will be recognised on an individual asset basis, not a class of asset basis

•	intangible assets:

internally generated intangible assets will not be recognised intangible assets can only be revalued if there is an active market

•	goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortised

•	impairment of assets will be determined on a discounted basis, with strict tests for determining whether goodwill and cash generating operations have been impaired

•	changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Other than as noted above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature likely, in the opinion of the directors of the consolidated entity, to affect significantly the operations, or the state of affairs of the consolidated entity in subsequent financial years.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 30 Notes to the statements of cash flows

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and investments in money market instruments net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	2004 $	2003 $	2002 $
Cash assets	56,435,875	5,629,939	8,400,672
Cash on deposit	—	9,600,000	28,700,000
Bank overdrafts	(783,427)	(690,488)	(1,002,808)

	55,652,448	14,539,451	36,097,864

(b) Acquisition/disposal of businesses and entities
During the 2004 and 2003 financial years the consolidated entity purchased no businesses.
During the 2002 year the consolidated entity purchased 100% of businesses of which the details are as follows:
Acquisitions of businesses
	2004 $	2003 $	2002 $
Net assets acquired/disposed
Property, plant and equipment	—	—	458,033
Inventories	—	—	298,112
Receivables	—	—	268,685
Creditors	—	—	—

	—	—	1,024,830
Goodwill	—	—	222,001
Consideration

Cash paid/(received)	—	—	1,246,831

Outflow/(inflow) of cash

Cash consideration	—	—	1,246,831

Disposal of entities
During the 2002 year, the consolidated entity disposed of all of its 80% share of South Pacific Tyres PNG Ltd.
Details of the disposal is as follows:

Consideration ( Cash )	—	—	1,983,805
Net assets of entity disposed of
Property, plant and equipment	—	—	702,062
Inventories	—	—	2,174,162
Receivables	—	—	1,096,993
Other assets	—	—	60,964
Prepayments	—	—	82,822
Creditors	—	—	(952,514)
Other liabilities and provisions	—	—	(146,852)
Outside equity	—	—	(408,017)

	—	—	2,609,620

Profit / (loss) on disposal	—	—	(625,815)

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 30 Notes to the statements of cash flows (continued)

(c) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities

	2004 $	2003 $	2002 $
Loss from ordinary activities after income tax	(22,481,300)	(39,563,785)	(130,026,700)
Add /(less) items classified as investing/financing activities:
(Profit)/loss on sale of non-current assets	6,134,607	7,721,228	13,327,002
(Profit)/loss on sale of controlled entities	—	—	625,815
Add(less) non-cash items:
Amortisation	1,456,297	1,363,397	1,800,587
Depreciation	22,146,175	19,644,910	26,732,747
Write-down of Property, Plant & Equipment	2,219,064	—	—
Amounts set aside to provisions	(924,572)	41,651,096	134,902,663
(Decrease)/increase in income taxes payable	154,865	77,057	(180,144)
Decrease/(increase) in future income tax benefit	3,714,819	4,209,755	(13,605,285)
Write-off bad trade debts	1,549,439	1,015,199	1,386,762

Net cash provided by operating activities before change in assets and liabilitties	13,969,394	36,118,857	34,963,447

Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in receivables	14,536,916	3,494,488	(13,406,489)
(Increase)/decrease in inventories	14,620,947	(1,290,172)	4,628,518
(Increase)/decrease in prepayments	103,514	(1,064,694)	180,180
(Decrease)/increase in accounts payable	(23,186,218)	(22,333,744)	20,283,451
(Decrease)/increase in provisions	404,360	(71,776,437)	(70,029,855)
(Decrease)/increase in reserves	—	—	(524,325)

	6,479,519	(92,970,559)	(58,868,520)

Net cash provided by / (used in) operating activities	20,448,913	(56,851,702)	(23,905,073)

Note 31 Summary of significant differences between generally accepted accounting principles in Australia and generally accepted accounting principles in the United States - RESTATED

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia (AGAAP), which differ in certain significant respects with accounting principles generally accepted in the United States (US GAAP). Pursuant to certain rules and regulations of the US Securities and Exchange Commission (SEC), financial statements to be included in filings with the SEC that are prepared on a basis of accounting other than US GAAP are required to provide a description of the significant differences and their effects on net income and equity in arriving at such amounts in accordance with US GAAP.

Subsequent to the issuance of the Company’s consolidated financial statements as of 30 June, 2003 and 2002 and for each of the years in the three-year period ended 30 June, 2003, it was determined that information previously provided with respect to material differences and the effects of such differences on the determination of net loss and partners’ equity in accordance with US GAAP was inaccurate and incomplete. Those previously issued consolidated financial statements indicated (i) a reduction of $10.6 million and $10.7 million as of 30 June, 2003 and 2002, respectively, in arriving at partners’ equity pursuant to US GAAP would be required to eliminate the effects of an asset revaluation reserve recognized in partners’ equity under AGAAP; (ii) a decrease in depreciation expense of $125,000 would be required in arriving at net loss pursuant to US GAAP for each of the years in the three-year period ended 30 June, 2003 to reflect the elimination of the asset revaluation reserve described above and; (iii) that there were no further adjustments of a material nature that would be required to be included in the determination of net loss and partners’ equity pursuant to US GAAP.

Accordingly, the information set out in notes 32 and 33 provides, as at 30 June, 2004, 2003 and 2002 and for each of the years in the three-year period ended 30 June, 2004 a description of the material differences and their effects in reconciling net loss and partners’ equity as reported under AGAAP in the accompanying consolidated financial statements to such amounts pursuant to US GAAP. As indicated above, information as of, and for each of the years in the two-year period ended 30 June 2003 have been presented on a restated basis substantially in their entirety. In addition, the Company has supplementally included disclosures required pursuant to US GAAP that have not otherwise been provided in the consolidated financial statements prepared under AGAAP.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 32 Major differences between Australian GAAP and USGAAP

(a) Property, plant and equipment

As permitted by AGAAP, certain property, plant and equipment has been revalued by South Pacific Tyres at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges are different from those which would be required on a historical cost basis pursuant to US GAAP. As a result, a reconciliation adjustment is required to eliminate this effect for US GAAP. Additionally, US GAAP has specific criteria in regard to assets designated as ‘held for sale’ versus ‘ held for use’. Accordingly, certain impairment charges taken under AGAAP may result in reversal under US GAAP, but with ongoing accelerated depreciation charges. Furthermore, certain assets written down to ‘fair value’ under AGAAP may continue to be further depreciated under US GAAP requirements if the ‘held for sale’ classification criteria are not fully satisfied. The annual depreciation and impairment charges under US GAAP are lower than the amounts reflected in the AGAAP consolidated financial statements for the years ended 2002 and 2004 for certain assets. This results in a higher net income for US GAAP purposes of $430,414 for the year ended June 2002 and $128,000 for the year ended June 2004. For the year ended June 2003, and having regard to certain accelerated depreciation charges under US GAAP, depreciation expense would be higher than the amount reflected in the AGAAP consolidated financial statements. Consequently, USGAAP net income for the year ended June 2003 would be lower by $157,714. The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for AGAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and net revaluation reserves applicable to assets sold are reported in Income. The effect of this is to decrease US GAAP net income by $8,338 in the year ended 30 June 2002. In the year ended 30 June 2004 the effect is to increase net income by $195,678.

For USGAAP purposes the Company follows the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 144 superseded SFAS No. 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of” and was adopted by the Company effective 1 July 2002. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset less estimated costs to sell and expands specific criteria relative to the classification and accounting for such assets. SFAS No. 144 also requires that long lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

(b) Minority interests

Outside Equity interests are included as part of total Equity under AGAAP. The reconciliation to US GAAP in Note 33 has excluded these from Partners’ Equity in 2002 consistent with US GAAP treatment. The entity in which the outside equity interest existed was sold in the year ended 30 June 2002.

(c) Provisions

The term “provisions” is used in AGAAP to designate accrued expenses with no definitive payment date. Classification between current and non-current is generally based on management assessments, as subject to audit.

(d) Pension plans

The consolidated entity sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial determination, and contribution levels are revised, on a regular basis so as to ensure that the plans are fundamentally maintained on a fully funded basis. Actuarial calculations have been carried out for the defined benefit funds and the material provisions of the plans are as detailed in Note 26. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds. Limited disclosure in respect of pension plans is presently required by AGAAP. Under AGAAP the actual contributions to the various pension plans are recorded as an expense in the Statement of Financial Performance in the period they are paid or accrued. The disclosure requirements of Statement of Financial Accounting Standards No. 87 (SFAS No. 87) and No. 132 (SFAS No. 132 as revised) have been included in Note 33 to these consolidated financial statements. The consolidated entity reports pension plans aggregated where allowed by SFAS No.87. Additionally, an adjustment is made to recognize the measurement principles of SFAS No. 87 and related standards in determining net income and shareholders’ equity under US GAAP.

(e) Statement of Cash Flows

Net profit (loss) determined under AGAAP differs in certain respects from the amount determined in accordance with USGAAP. A reconciliation of net profit (loss) according to US GAAP to Cash Flows from Operating Activities under US GAAP is provided. There are no material differences between net cash provided by (used in ) financing and investing activities determined in accordance with AGAAP and such amounts determined in accordance with US GAAP. Under AGAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts or restricted deposits. Cash and cash equivalents as of 30 June, 2004, 2003 and 2002 would have been $56,435,875, $15,229,939 and $37,100,672 respectively, under US GAAP.

(f) Income Taxes

Under AGAAP, deferred tax assets (future income tax benefits) attributable to temporary differences are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain. At each respective reporting date the value of gross tax losses for which future tax benefits have been brought to account under AGAAP totalled $29,183,817 in June 2004, (2003 $44,173,986) and (2002 $53,137,787). These losses have no expiry date. Refer Note 6( c ). According to US GAAP deferred tax assets are only brought to account when their realization is more likely that not. As US GAAP represents a lower threshold for assessing the realisability of deferred tax assets as compared to AGAAP, there is no material effect in arriving at net profit (loss) under US GAAP. The SPT operations are conducted through the Partnership (non taxable entity), and by its subsidiary – TMA. As TMA is a stand-alone taxable entity certain US GAAP adjustments related to TMA are subject to tax effects. The majority of the US GAAP adjustments are in respect of the Partnership, the results of which are taxed in the hands of the Partners. Accordingly, a substantial number of the adjustments have no tax effect in the SPT consolidated financial statement reconciliation. The consolidated entity has (gross) capital tax losses of $21,271,173 in 2004 (2003 $22,081,014) and (2002 $22,817,537). These losses have no expiry date. Total capital losses are offset by a valuation allowance. The adequacy of the valuation

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 32 Major differences between Australian GAAP and USGAAP (continued)

(f) Income Taxes (continued)

allowance is regularly assessed. The valuation allowance in respect of the capital losses decreased by $242,952 and $220,957 for the years ended 30 June 2004 and 2003, respectively.

Analysis of Pre tax profit / (loss):		Restated
	2004	2003	2002
Australian operations	(18,611,616)	(35,355,948)	(143,606,153)
Foreign operations	—	—	—

Total	(18,611,616)	(35,355,948)	(143,606,153)

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at 30 June, follows:
		Restated
	2004	2003	2002
Trading stock adjustments	166,306	36,887	30,409
Provisions	6,892,310	6,931,368	8,533,692
Accruals	237,699	160,408	251,990
Accumulated tax losses	8,755,145	13,252,196	15,941,336
Accumulated capital losses	6,381,352	6,624,304	6,845,261
Other	52,234	—	—

	22,485,046	27,005,163	31,602,688
Less Valuation allowance	(6,381,352)	(6,624,304)	(6,845,261)

Total deferred assets	16,103,694	20,380,859	24,757,427

Total deferred liabilities
Property, plant and equipment	(1,586,941)	(2,018,708)	(2,132,392)
Other	—	(130,579)	(183,708)

Total deferred liabilities	(1,586,941)	(2,149,287)	(2,316,100)

Total net deferred tax assets	14,516,753	18,231,572	22,441,327

As the amount of current deferred tax items are not material in nature, all deferred tax assets have been presented as non current in the Statement of Financial Position.

(g) Accounting for Goodwill

Shares in controlled entities are valued on acquisition at the holding company’s cost. Any difference between the fair value of net assets acquired and cost is recognised as goodwill. Under AGAAP, goodwill is amortised on a straight line basis over varying periods not exceeding 20 years. In accounting for business combinations, the Company follows SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2002 which is consistent with AGAAP. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

SFAS No. 142 requires that goodwill no longer be amortised, but instead tested for impairment at least annually. This requirement creates a difference between the amortisation required under AGAAP and US GAAP. SFAS No. 142 also requires recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 142 also permits indefinite useful lives to be assigned to recognised intangibles. Any recognised intangible assets determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the SFAS No. 142 until its life is determined to no longer be indefinite. The Company has determined it has one reporting unit consistent with its single operating segment. SFAS No. 142 requires goodwill and other intangible assets to be tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”.

Accordingly, goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when events or circumstances indicate that impairment may have occurred. Any material diminution in value is charged to the Statement of Financial Performance for USGAAP purposes. For USGAAP purposes no goodwill amortisation has been charged against income since 1 July 2002, the effective date of SFAS No. 142. Goodwill amortisation of $287,389 under AGAAP in 2004 and 2003 has been added back to income in the Statement of Financial Performance for US GAAP purposes.

Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 32 Major differences between Australian GAAP and USGAAP (continued)

(h) Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps and forward exchange contracts which, while mitigating economic risks to which the economic entity is exposed, do not qualify for hedge accounting under USGAAP pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as they relate to hedging of anticipated transactions. These amounts are adjusted in determining net profit (loss) according to US GAAP. The fair value of the interest rate swaps as at June 2003 was an unrealized loss of $517,350. The fair value at June 2004 was an unrealized loss of $62,176. The effect of the necessary reconciling adjustment is an increase in the USGAAP loss for June 2003 of $517,350 and a decrease in the loss of $455,174 for the year ended June 2004.

(i) Derivative Instruments and Hedging Activities

The nature of South Pacific Tyres’ business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, currency exchange rates and commodity prices. South Pacific Tyres uses derivative financial instruments to mitigate or eliminate certain of those risks, as a component of its risk management strategy. The Company does not use derivative instruments for trading purposes. Under AGAAP, derivative financial instruments may have hedge accounting treatment applied if the hedging derivatives are effective in reducing the exposure being hedged and are designated as a hedge at the inception of the contract. Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items. For US GAAP purposes, the Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, which became effective for South Pacific Tyres on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the Statement of Financial Position at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as hedges of future cash flows or of investments in foreign operations. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognised in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in net profit (loss) as it occurs. Under US GAAP, all derivatives are recognised on the Statement of Financial Position at their fair value. On the date the derivative is entered into South Pacific Tyres designates the derivative as either a hedge of the fair value of a recognised asset or liability or firm commitment ( fair value hedge) or of the variability of cash flows to be paid or received related to a recognised asset, liability or forecasted transaction (cash flow hedge). There is no material impact on net profit/(loss) as a result of these differences as the fair value of the derivative instruments at the balance sheet date is offset by the foreign currency translation of the hedged receivables and payables recorded at the forward rate for AGAAP to the spot rate at balance date. Any net difference arising relates to the forward points spread between the spot rate and the forward rate at the balance sheet date which is not material. No US GAAP adjustment has been recognised as a consequence.

(j) Supply agreement

In December 2000, Goodyear contracted to pay SPT an amount of $28,500,000 in relation to a 10-year supply agreement commencing in 2003. The amount was to be paid on 1 January 2003. As there were no onerous conditions upon SPT as a result of the contract, and because the receipt of the contribution did not result in a change in the relative interests of the partners in the partnership, the present value of the sum was recognised as revenue under AGAAP in December 2000. SPT further recognised interest income on the determined present value on an accrual basis. Under US GAAP, SPT has recognised the amount of $25,000,000 not as revenue, but as a capital contribution. The capital contribution has been recognised in the period ended 30 June 2002, being the period in which the cash was actually received from Goodyear.

(k) Provision for Environmental remediation/Impairment

(i) Remediation

In December 2001, SPT recognized a liability to remediate its Footscray and Thomastown idled manufacturing facilities to prepare them for sale. The expenditure of $9,900,000 was authorized by the SPT Board of Directors and, under AGAAP, was recorded based on that approval. As a result of further development of the disposal plan, and not withstanding that the plan would not be completed within twelve months, $3,600,000 of additional expenditure was authorised in April 2004 and an additional liability was recorded under AGAAP.

The expenditure is to cover environmental remediation, demolition and project management. This liability is included in the provision for Rationalisation and Restructure in the AGAAP consolidated balance sheet. Refer Note 16. In addition to the actual cash outlays of $508,113 charged against the provision in the year ended 30 June, 2003 a further $1,506,970 was expended and charged against this provision in the year ended 30 June, 2004.

Under US GAAP, environmental liabilities are not recognised until a company has a legal or constructive obligation to remediate. Accordingly, because there is no such obligation to remediate, for US GAAP purposes only the actual cash outlays described above are recognised as expense when they were incurred. Accordingly, the net loss determined under US GAAP was decreased by $2,093,000 as a result of the reversal of the provision increase of $3,600,000 and the expensing of the actual cash outlays charged against the provision in 2004 of $1,506,970.

(ii) Asset Impairment

In December 2001 and as referred to in (i) above, South Pacific Tyres committed to the closedown of its Footscray and Thomastown manufacturing facilities and to prepare them for sale. Because, as a result of this decision, the plants were no longer to generate operating cash flows, the asset carrying values at the time were considered for impairment.

Under US GAAP, in accordance with the provisions of SFAS 121 and SFAS 144, a one time impairment charge of $7,800,000 was taken against property, plant and equipment in 2002 to write down the net book value of these facilities to the estimated fair values attributable to the unremediated sites. In 2004 following the further development of the plans for remediation and sale of the plants, and due to the plants not qualifying for “held for sale” classification under US GAAP, a further evaluation of impairment of the sites was undertaken. Based on the valuations obtained, a further impairment charge of $2,034,000 was required due to the reduction in the values of the unremediated sites. The further impairment charge of $2,034,000 significantly offsets the reversal of the excess Environmental remediation charge of $2,093,000 set out in (i) above. The net impact of these items is to decrese the 2004 loss determined in accordance with US GAAP by $59,030. Accordingly, the cumulative net increase in US GAAP equity at June 2004 for these items is $1,650,917.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 32 Major differences between Australian GAAP and USGAAP (continued)

(l) Activity Alignment

In December 2000 South Pacific Tyres recognised under AGAAP, a $6 million provision for redundancy costs for headcount reduction. The provision was based on an external consultant’s assessment of the required headcount reduction to achieve certain identified overhead efficiencies. The project was called “Activity Alignment”. The plan was not completed and $4,046,953 was reversed in the year ended 30 June 2002 under AGAAP. The $6 million provision at June 2001 did not meet US GAAP recognition criteria and as a result, US GAAP net income in that period is higher by the unspent amount of $4,046,953. In the year ended 30 June 2002 when the unspent amount was reversed for AGAAP, the net income for US GAAP is $4,046,953 less.

(m) Manufacturing Plant – Accelerated Depreciation

In September 2001 the SPT Board of Directors authorized the closure of operations at its Footscray and Thomastown manufacturing facilities. A provision was recognized in December 2001 under AGAAP for the eventual write-off of plant and equipment. The Thomastown facility was to remain partly in operation until July 2002. Under US GAAP the plant and equipment relating to this partial operation was subject to accelerated depreciation for seven months in accordance with SFAS 121, rather than immediate write off. At June 2002 one month’s depreciation in the amount of $285,714 was still to be brought to account having the effect of decreasing US GAAP losses in the year ended June 2002 and increasing US GAAP losses in the year ended June 2003.

(n) Tyre Marketers Tax Adjustment

The Retail/Corporate restructuring provisions (see Note 4) arose in a tax paying entity, Tyre Marketers (Australia) Ltd (TMA). The provision was therefore tax effected at TMA’s effective rate of 30%. Accordingly, US GAAP adjustments relating to TMA have been tax effected.

(o) Business Interruption

In June 2002 South Pacific Tyres released $1,577,315 of the rationalisation provision to net profit (loss) on the basis that production levels and operating capacity of the tyre plant were significantly reduced as a consequence of the restructuring activities at Somerton. While AGAAP allows for costs associated with effecting restructuring activities to be charged as a component of a restructuring provision, it was not considered appropriate under US GAAP. The specific cost cannot be provided for under USGAAP as they are considered future operating costs. This has the effect of increasing the net loss according to US GAAP in the year ended June 2002 by $1,577,316 and decreasing net loss according to US GAAP by the same amount in the year ended June 2003.

(p) Advertising

Under AGAAP, advertising is generally expensed as the service is performed. Under US GAAP, advertising is expensed as incurred although there are exceptions to this, related to co-operative advertising programs and advertising related materials. Costs incurred under South Pacific Tyres’ co-operative advertising program with dealers and franchisees are initially deferred and then recorded as reductions of sales as related revenues are recognised under AGAAP. No direct response advertising is reported as an asset. The effect of this difference is that under US GAAP, Partners’ equity is lower by $840,000 after tax compared to that under AGAAP as such amounts are expensed as incurred under US GAAP. This difference relates to all periods presented as the Yellow Pages advertising cost has remained consistent.

(q) Foreign Currency Translation Reserve

In June 2002 South Pacific Tyres sold its interest in South Pacific Tyres PNG Pty Ltd. Under AGAAP the accumulated foreign currency translation reserve of $3,645,848 was transferred to retained earnings. Under US GAAP the accumulated foreign currency translation reserve included as a component of accumulated other comprehensive income for US GAAP, is reported as part of the gain or loss on sale for the period during which the sale occurs. Consequently the net loss according to US GAAP for the year ended June 2002 is greater than the loss according to AGAAP purposes by $3,645,848. However, there is no effect on partners’ equity under US GAAP.

(r) Securitisation

From November 2001 South Pacific Tyres has maintained a program for the continuous sale of substantially all its domestic trade accounts receivable to the South Pacific Tyres Trust, a bankruptcy remote qualifying special purpose vehicle (QSPV). The QSPV is consolidated for AGAAP, as well as US GAAP, because the program did not meet all the criteria for off balance sheet treatment in accordance with SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Accordingly there is no difference between AGAAP & US GAAP treatment of the securitisation program.

The amount of the receivables securitised at June 2004 was $115,149,129 (June 2003 $112,899,035) and (June 2002 $114,957,253). The amount of interest paid by South Pacific Tyres to the QSPV for the year ended June 2004 was $3,941,622 (June 2003 $3,543,248) and (June 2002 $2,068,668). South Pacific Tyres retains the responsibility for servicing the receivables. As receivables are collected the cash proceeds are used to purchase additional receivables. The amount of service fees paid by the QSPV to South Pacific Tyres was approximately $120,000 for the year ended June 2004, $120,000 for the year ended 2003 and $80,000 for the year ended 2002.

(s) Warranties

South Pacific Tyres and its controlled entities offer warranties on the sale of certain of its products as required under the Australian Trade Practices Act. For AGAAP, warranty expense is charged as incurred. For US GAAP, a provision for warranties has been recognised based on past claims experience, sales history and other considerations. The effect of this difference is that under US GAAP, Partners’ equity is lower by $3,204,000 as compared to such amount pursuant to AGAAP. Due to the consistency in the Company’s operations, sales generated, customer base, warranty offerings and historical cost experience there has not been a material change in amount of accrued obligation at the balance sheet date since 2000.

(t) MRT Factory - Costs to Sell land and buildings

In fiscal 2001 South Pacific Tyres decided to close its medium truck radial tyre plant at Somerton. $1,500,000 was recorded as an accrued obligation under AGAAP for the costs associated with the separation and ultimate sale of the land and buildings. In October 2001 the South Pacific Tyres Board reconsidered its decision and changed the classification of the site to “held for use” and reversed the provision. Since the AGAAP provision represented “costs to sell” and the land and buildings were not considered to be impaired under the “held for use” criteria pursuant to SFAS121, the provision was reversed for US GAAP purposes. As a result, net profit according to US GAAP was increased by $1,500,000 in the year ended 30 June 2001 and reduced by the same amount for US GAAP in the year ended 30 June 2002.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 32 Major differences between Australian GAAP and USGAAP (continued)

(u) Change in Accounting Policy - Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” for the first time from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date. Under AGAAP the initial adjustment of $103,373 to the consolidated financial report as at 1 July 2002 as a result of this change was charged directly to retained earnings. Under US GAAP, this has been accounted for as a reduction of net income of $103,373 in the year ended 30 June 2003.

(v) Revenue Recognition

Under AGAAP, interest revenue and proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the book basis of the assets and businesses sold is included in expenses. Under US GAAP, interest revenue is classified as other income and the difference between the sale proceeds and the book basis of the assets and business sold would be presented as a gain or loss and included in the determination of net profit (loss). Accordingly, revenue for the years 2004, 2003 and 2002 under US GAAP would have been $818,736,638, $793,596,996 and $829,385,986 respectively.

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 33 Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

				Restated
			2004 $	2003 $	2002 $
Statement of Financial Performance
Net profit/(loss) of the consolidated entity per Australian GAAP			(22,481,300)	(39,563,785)	(130,026,700)
Less interest of outside equity holders	32	(b)	—	—	470

Net profit / (loss) attributable to the consolidated entity			(22,481,300)	(39,563,785)	(130,027,170)
Adjustments required to accord with US GAAP:
Add / (deduct)			977,171	1,473,930	(5,123,240)

Net profit/(loss) according to US GAAP			(21,504,129)	(38,089,855)	(135,150,410)

Statement of Comprehensive Income/ (Loss)
Net profit/(loss) according to USGAAP			(21,504,129)	(38,089,855)	(135,150,410)
Foreign currency translation reserve (net of nil tax)			—	—	3,341,868

Comprehensive Income (Loss)			(21,504,129)	(38,089,855)	(131,808,542)

Reconciliation of net profit and loss according to US GAAP to Net Cash Provided by Operating Activities determined under US GAAP.
Net Cash Provided by Operating Activities according to US GAAP			20,448,913	(56,851,702)	(23,905,073)
Write-down of Property, Plant & Equipment			(4,253,064)	—	(7,800,000)
Depreciation			(22,018,175)	(19,802,624)	(26,302,333)
Amortisation			(1,168,908)	(1,076,008)	(1,800,587)
Amounts set aside to provisions			4,524,572	(38,496,466)	(130,626,931)
Write-of bad trade debts			(1,549,439)	(1,015,199)	(1,386,762)
Gain / (loss) on sale of investments, properties, plant and equipment			(6,134,607)	(7,721,228)	(13,952,817)
Outside equity interest in (profit) / loss for the year			—	—	(470)
Change in assets and liabilities net of effects of purchase and disposal of controlled entities during the financial year:
Increase / (decrease) in receivables			(14,536,916)	(3,494,488)	13,406,489
Increase / (decrease) in inventories			(14,620,947)	1,290,172	(4,628,518)
Increase / (decrease) in prepayments			(103,514)	1,064,694	(180,180)
(Increase) / decrease in accounts payable			23,846,392	22,848,394	(16,683,451)
(Increase) / decrease in provisions			(1,911,330)	69,587,636	68,529,855
Increase / (decrease) in reserves			195,678	—	(3,129,861)
(Increase) / decrease in income taxes payable			(154,865)	(77,057)	180,144
Increase / (decrease) in future income tax benefit			(4,067,919)	(4,345,979)	13,130,085

Net profit/(loss) according to US GAAP			(21,504,129)	(38,089,855)	(135,150,410)

Adjustments to reflect US GAAP:
Add / (Deduct) :
Supply Agreement	32	(j)	—	—	—
Manufacturing plant accelerated depreciation	32	(m)	—	(285,714)	285,714
Depreciation difference Thomastown / Footscray	32	(a)	(170,000)	(170,000)	—
Fixed Asset Revaluation depreciation difference	32	(a)	298,000	298,000	144,700
Fixed Asset Disposal Difference	32	(a)	195,678	—	(8,338)
FAS87 Pension	32	(d)	205,000	1,032,000	3,600,000
Environmental remediation	32	(k)	59,030	(508,113)	9,900,000
Impairment	32	(k)			(7,800,000)
Advertising	32	(p)	—	—	—
Activity Alignment	32	(l)	—	—	(4,046,953)
Business Interruption	32	(o)	—	1,577,315	(1,577,315)
MRT Factory - Costs to Sell	32	(t)	—	—	(1,500,000)
Goodwill Amortisation	32	(g)	287,389	287,389	—
Interest Rate Swaps	32	(h)	455,174	(517,350)	—
Disposal of PNG - Translation Reserve	32	(q)	—	—	(3,645,848)
Initial Adoption of Revised AASB1028	32	(u)	—	(103,373)	—
Income tax (expense) / benefit	32	(n)	(353,100)	(136,224)	(475,200)

Total Adjustments			977,171	1,473,930	(5,123,240)

PART III

South Pacific Tyres and Controlled Entities – Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 33 Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

				Restated
			2004 $	2003 $	2002 $
Partners’ equity according to AGAAP			35,841,338	58,309,638	97,976,796
Deduct outside equity interests	32	(b)	—	—	—

Partners’ equity attributable to the Partners			35,841,338	58,309,638	97,976,796

Adjustments required to reflect US GAAP:
Add / (Deduct) :
Asset Revaluation Reserve	32	(a)	(12,374,551)	(12,570,229)	(12,570,229)
Supply Agreement	32	(j)	—	—	—
Manufacturing plant accelerated depreciation	32	(m)	—	—	285,714
Depreciation difference Thomastown / Footscray	32	(a)	(340,000)	(170,000)	—
Fixed Asset Revaluation depreciation difference	32	(a)	885,400	587,400	289,400
FAS87 Pension	32	(d)	(363,000)	(568,000)	(1,600,000)
Environmental remediation/Impairment	32	(k)	1,650,917	1,591,887	2,100,000
Advertising	32	(p)	(1,200,000)	(1,200,000)	(1,200,000)
Warranty	32	(s)	(3,204,000)	(3,204,000)	(3,204,000)
Activity Alignment	32	(l)	—	—	—
Business Interruption	32	(o)	—	—	(1,577,315)
MRT Factory - Costs to Sell	32	(t)	—	—	—
Goodwill Amortisation	32	(g)	574,778	287,389	—
Interest Rate Swaps	32	(h)	(62,176)	(517,350)	—
Income tax (expense) / benefit	32	(n)	81,876	434,976	571,200

Total Adjustments			(14,350,756)	(15,327,927)	(16,905,230)

Partners’ equity according to US GAAP			21,490,582	42,981,711	81,071,566

PART III

South Pacific Tyres and Controlled Entities - Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 33 Reconciliation to United States Generally Accepted Accounting Principles ( US GAAP )

	Australian Fund
	2004 $	2003 $	2002 $
Pension Plan data supporting Note 26
Plan’s funded status at 30 June is summarised as follows:
Actuarial present value of accumulated obligations:
- Vested	135,209,000	120,700,000	141,100,000
- Non Vested	—	—	—
Total accumulated benefit obligation	135,209,000	120,700,000	141,100,000
Projected benefit obligation	135,957,000	121,887,000	142,532,000
Plan assets at fair value	138,236,000	121,360,000	152,709,000
Excess / (deficiency) of assets over benefit obligations	2,279,000	(527,000)	10,177,000
Unrecognised net gain / (loss)	(11,588,000)	(11,719,000)	573,000
Net Pension (Liability) / Asset	13,867,000	11,192,000	9,604,000

NET PENSION COST
Defined Benefit Plans:
- Service cost-benefits earned during the year	10,240,000	13,914,000	10,311,000
- Interest cost on projected benefit obligation	7,313,000	7,131,000	10,072,000
- Expected return on plan assets	(8,495,000)	(10,092,000)	(13,084,000)
- Net amortisation and settlement and curtailment (gain) / loss	—	—	—
Net Pension Cost of Defined Benefit Plans	9,058,000	10,953,000	7,299,000

ASSUMPTIONS ( used to determine net pension cost )
Weighted average discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation level	3.50%	3.50%	3.50%
Expected long term rate of return	7.00%	7.00%	7.00%

The expected long term rate of return on pension assets is based on a strategic asset allocation. The real rate of return (net of inflation) is expected to average 4.5% over the long term and the long term average rate of inflation is expected to be 2.5%.

MEASUREMENT DATE	30 June 2004	30 June 2003	30 June 2002

CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year	121,887,000	142,532,000	179,926,000
Service cost	10,240,000	13,914,000	10,311,000
Interest cost	7,313,000	7,131,000	10,072,000
Member contributions	1,387,000	—	—
Actuarial (gain) / loss	8,511,000	(14,990,000)	(19,177,000)
Benefits, administrative expenses and tax paid	(13,381,000)	(26,700,000)	(38,600,000)
Projected Benefit Obligation at end of year	135,957,000	121,887,000	142,532,000

ASSUMPTIONS (used to determine end of the year benefit obligations)
Weighted average discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation level	3.50%	3.50%	3.50%

CHANGE IN PLAN ASSETS
Market value of assets at beginning of year	121,360,000	152,709,000	180,630,000
Member / Employer Contributions	13,120,000	12,541,000	10,467,000
Benefits, administrative expenses and tax paid	(13,381,000)	(26,700,000)	(38,600,000)
Actual return on plan assets	17,137,000	(17,190,000)	212,000
Market value of assets at end of year	138,236,000	121,360,000	152,709,000

PART III

South Pacific Tyres and Controlled Entities - Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note	33 Reconciliation to United States Generally Accepted Accounting Principles ( US GAAP ) ( continued )

CONTRIBUTIONS

Employer contributions to the Australian fund during the year ending 30 June 2005 are expected to be $13,580,000.

ADDITIONAL INFORMATION

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	14,936,000
2006	15,185,000
2007	18,597,000
2008	18,080,000
2009	18,739,000
2010 - 2014	82,616,000

Plan Assets

The allocation of the Fund’s assets by asset category is as follows:

		Plan assets
	Target Allocation	June 2004	June 2003
Asset Category
Equity securities	64%	64%	73%
Debt securities	22%	21%	15%
Real estate	9%	9%	10%
Other	5%	6%	2%

The primary investment objective of the South Pacific Tyres Fund within Equipsuper is to achieve a rate of return ( after tax and investment expenses ) that exceeds inflation (CPI) increases by at least 4.0% per annum over rolling three year periods.

The South Pacific Tyres partnership (SPT) has maintained Pension Plan benefits for its Australian employees which has comprised both Accumulation and Defined Benefit Components. Both the Defined Benefit and Accumulation components of the Plan have legally existed within a plan sponsored by its Australian partner, Ansell Limited (Ansell). SPT has maintained notional separation of the plan assets and the benefit obligations for all periods presented. Accordingly the accompanying financial information is intended to provide relevant disclosures required pursuant to SFAS 87 and SFAS 132 (revised) with respect to the defined benefit and accumulation components of the SPT plan. Effective 1 April 2004 legal separation from Ansell was achieved and members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent superannuation fund).

				Restated
			2004 $	2003 $	2002 $
Partners’ equity in accordance with US GAAP - Rollforward

Opening Balance July 1			42,981,711	81,071,566	217,507,945
Cumulative effect of restatement adjustments at 1st July 2001			—	—	(29,627,838)
Net Profit (loss)			(21,504,129)	(38,089,855)	(135,150,410)
Additional contributed equity - Goodyear Tyres Pty Ltd			13,000	—	—
Movement in Other Comprehensive Income			—	—	3,341,869
Additional Equity Contribution - Supply Agreement	32	(j)	—	—	25,000,000

Closing Balance			21,490,582	42,981,711	81,071,566

PART III

South Pacific Tyres and Controlled Entities - Statutory Accounts Year Ended 30 June 2004

NOTES TO THE FINANCIAL STATEMENTS (continued)

Note 33 Reconciliation to United States Generally Accepted Accounting Principles ( US GAAP ) ( continued )

Balance Sheet GAAP adjustment reconciliation

	Notes		AGAAP	2004 $ Adjustment	US GAAP	AGAAP	2003 $ Adjustment	US GAAP	AGAAP	2002 $ Adjustment	US GAAP
STATEMENT OF FINANCIAL POSITION
CURRENT ASSETS
Cash assets			56,435,875		56,435,875	15,229,939		15,229,939	37,100,672		37,100,672
Receivables			130,174,880		130,174,880	137,441,630		137,441,630	141,657,657		141,657,657
Inventories			147,411,193		147,411,193	162,032,137		162,032,137	160,741,965		160,741,965
Prepayments			3,219,753		3,219,753	3,323,269		3,323,269	2,258,575		2,258,575

TOTAL CURRENT ASSETS			337,241,701		337,241,701	318,026,975		318,026,975	341,758,869		341,758,869

NON-CURRENT ASSETS
Receivables			1,651,270		1,651,270	9,546,303		9,546,303	30,384,952		30,384,952
Property, plant and equipment	32 32 32	(a), (m), (k)	197,823,676	(21,663,151)	176,160,525	218,425,028	(19,952,829)	198,472,199	202,827,093	(19,795,115)	183,031,978
Intangible assets	32	(g)	4,498,952	574,778	5,073,730	4,916,874	287,389	5,204,263	5,204,262		5,204,262
Deferred tax assets	32	(n)	14,516,753	81,876	14,598,629	18,231,572	434,976	18,666,548	22,441,327	571,200	23,012,527

TOTAL NON-CURRENT ASSETS			218,490,651	(21,006,497)	197,484,154	251,119,777	(19,230,464)	231,889,313	260,857,634	(19,223,915)	241,633,719

TOTAL ASSETS			555,732,352	(21,006,497)	534,725,855	569,146,752	(19,230,464)	549,916,288	602,616,503	(19,223,915)	583,392,588

CURRENT LIABILITIES
Payables	32 32 32	(p), (d), (h)	144,028,406	1,625,176	145,653,582	159,953,830	2,285,350	162,239,180	161,782,718	2,800,000	164,582,718
Interest bearing liabilities			188,484,663		188,484,663	171,413,834		171,413,834	142,395,212		142,395,212
Current tax liabilities			290,809		290,809	135,944		135,944	58,887		58,887
Provisions	32 32 32 32 32	(k), (s), (I), (o), (t)	54,318,272	(8,280,917)	46,037,355	53,365,690	(6,187,887)	47,177,803	102,837,858	(5,118,685)	97,719,173

TOTAL CURRENT LIABILITIES			387,122,150	(6,655,741)	380,466,409	384,869,298	(3,902,537)	380,966,761	407,074,675	(2,318,685)	404,755,990

NON-CURRENT LIABILITIES
Payables			704,179		704,179	7,986,959		7,986,959	28,491,815		28,491,815
Interest bearing liabilities			125,707,508		125,707,508	111,097,444		111,097,444	61,095,014		61,095,014
Provisions			6,357,177		6,357,177	6,883,413		6,883,413	7,978,203		7,978,203

TOTAL NON-CURRENT LIABILITIES			132,768,864		132,768,864	125,967,816		125,967,816	97,565,032		97,565,032

TOTAL LIABLITIES			519,891,014	(6,655,741)	513,235,273	510,837,114	(3,902,537)	506,934,577	504,639,707	(2,318,685)	502,321,022

PARTNERS’ EQUITY/ACCUMULATED LOSSES			35,841,338	(14,350,756)	21,490,582	58,309,638	(15,327,927)	42,981,711	97,976,796	(16,905,230)	81,071,566

TOTAL LIABILITIES AND PARTNERS’ EQUITY			555,732,352	(21,006,497)	534,725,855	569,146,752	(19,230,464)	549,916,288	602,616,503	(19,223,915)	583,392,588

Report of Independent Registered Public Accounting Firm

The Partners

South Pacific Tyres:

We have audited the accompanying consolidated statement of financial position of South Pacific Tyres (the Partnership) as of 30 June, 2004, 2003 and 2002 and the related consolidated statements of financial performance, partners’ equity and cash flows for each of the years in the three-year-period ended 30 June, 2004. These consolidated financial statements are the responsibility of the Partnerships’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of 30 June, 2004, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June, 2004 in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences as it relates to Partnership is presented in Note 31 to the consolidated financial statements. The application of accounting principles generally accepted in the United States would have affected consolidated financial performance for each of the years in the three-year period ended 30 June, 2004 and the determination of partners’ equity as of 30 June, 2004, 2003 and 2002, to the extent summarized in Note 31 to 33 to the consolidated financial statements.

As discussed in Note 31 to the consolidated financial statements, the Partnership has restated its description of significant differences between generally accepted accounting principles in Australia and generally accepted accounting principles in the United States and their effects on financial performance and partners’ equity for each of the years in the two-year period ended 30 June, 2003.

KPMG

Dated in Melbourne, Australia

13 October, 2004,

except for notes 31, 32 and 33

which are as of 15 March, 2005

Exhibit Index

1.1	Constitution of Ansell Limited (incorporated by reference to File No. 0-15850, Form 20-F. filed by the Registrant on December 30, 2002).

7.1	Computation of the Ratio of Earnings to Fixed Charges.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.