Form 20-F/A
period 2004-06-30
ANSELL LTD
filed 2005-11-30
CIK 791440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE REGARDING AMENDED 20-F

This Amendment No. 2 is being filed to amend Item 15 – Controls and Procedures for the Year Ended June 30, 2004 and to include updated certifications.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ansell Limited
Registrant

Dated: November 30, 2005	/s/ Rustom Jilla
	Name:	Rustom Jilla
	Title:	Chief Financial Officer

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