Form 20-F
period 2005-06-30
ANSELL LTD
filed 2006-01-12
CIK 791440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2005

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

Ordinary Shares – 160,125,483 (at 30 June 2005)**

**	This figure includes 1,290,004 shares represented by the 322,501 American Depositary Shares outstanding on 30 June 2005.

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

Item 1 : Identity of Directors, Senior Management and Advisors

Not Applicable

PART I

Item 2 : Offer Statistics and Expected Timetable

Not Applicable

PART I

Item 3 : Key Information

3A SELECTED FINANCIAL DATA

The following selected financial data for the five year period ended 30 June 2005 has been derived from Ansell Limited’s audited consolidated financial statements (the “Financial Statements”) and should be read in conjunction with and are qualified in their entirety by reference to those statements and accompanying notes thereto. Such Financial Statements have been audited by KPMG, Independent Registered Public Accounting Firm.

Except as set forth below, Ansell Limited’s consolidated financial statements are prepared in accordance with Australian GAAP, which varies in certain material respects from US GAAP. For discussion of the major differences and a reconciliation of the material differences between Australian GAAP and US GAAP as they relate to Ansell Limited for the 3 years ended 30 June 2005, see Notes 39 and 40 to the Consolidated Financial Statements.

In millions of A$, except per share & per ADS amounts	For Years Ended 30 June
	2005	2004	2003	2002	2001
STATEMENT OF FINANCIAL PERFORMANCE DATA
Amounts prepared in accordance with Australian GAAP :
Sales revenue (excluding South Pacific Tyres)	1,096	1,113	1,294	2,223	4,157
Profit/(loss) before income tax	35	94	80	(57)	54
Income tax expense	22	21	27	56	190
Outside equity interest after tax	2	2	3	(3)	(3)
Net profit/(loss) after income tax	11	71	50	(116)	(139)
Amounts prepared in accordance with US GAAP :
Sales revenue from continuing operations	1,096	1,113	1,294	1,414	1,412
Income/(loss) from continuing operations	130	83	69	(126)	(281)
Net income/(loss)	130	90	51	(172)	(207)
SHARE INFORMATION (1)
Amounts prepared in accordance with Australian GAAP :
Number of shares on issue (millions)	160	177	187	188	188
Basic Earnings per share ($’s)	0.07	0.39	0.27	(0.62)	(0.72)
Basic Earnings per ADS ($’s)	0.28	1.56	1.08	(2.48)	(2.88)
Dividends provided for or paid	24	31	—	—	47
Dividends per ordinary share ($’s)	0.14	0.17	—	—	0.05
Dividends per ADS ($’s)	0.56	0.68	—	—	0.20
Dividends per ADS – US$ (2)	0.42	0.48	—	—	0.10
Amounts prepared in accordance with US GAAP : (3)
Basic Earnings per share – continuing operations (4) ($’s)	0.78	0.46	0.37	(0.67)	(1.45)
Basic Earnings per ADS – continuing operations ($’s)	3.12	1.84	1.48	(2.68)	(5.80)
Basic Earnings per share – net income/(loss) ($’s)	0.78	0.50	0.27	(0.92)	(1.07)
Basic Earnings per ADS – net income/(loss) ($’s)	3.12	2.00	1.12	(3.68)	(4.28)
STATEMENT OF FINANCIAL POSITION DATA (AT YEAR END)
Amounts prepared in accordance with Australian GAAP :
Current assets	613	749	761	822	1,803
Total assets	1,199	1,499	1,579	1,833	3,476
Current liabilities	226	404	368	389	1,450
Non-current liabilities	370	283	366	568	960
Shareholders’ equity	603	812	845	876	1,066
Amounts prepared in accordance with US GAAP : (3)
Current assets	613	749	761	821	1,802
Total assets	1,421	1,591	1,615	1,844	3,546
Current liabilities	240	405	367	389	1,427
Long term debt	331	236	320	517	862
Shareholders’ equity	802	880	864	874	1,139

(1)	Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on 12 April 2002. Where appropriate prior year comparatives have been adjusted to take into account this share consolidation.

PART I

Item 3 : Key Information

3A SELECTED FINANCIAL DATA (continued)

(2)	US$ amount of A$ dividends translated at the Noon Buying Rate on the respective A$ dividend payment dates, which represents approximately the actual US$ dividend paid to holders of American Depositary Shares (ADSs) by the Depositary.
(3)	The principle differences between Australian GAAP and US GAAP for each of the 3 years ended 30 June 2005, are explained in Notes 39 and 40 to the Consolidated Financial Statements.
(4)	Diluted earnings per share are not materially different to basic earnings per share due to the limited number of dilutive securities.

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

The rate of exchange of A$1.00 to US$ based on the noon buying rate 31 October 2005 was 0.7499.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 to US$ based on the noon buying rate.

For the last six months

US$ per A$1.00	High	Low
October 2005	0.7633	0.7474
September 2005	0.7747	0.7560
August 2005	0.7744	0.7485
July 2005	0.7648	0.7395
June 2005	0.7784	0.7498
May 2005	0.7810	0.7549

For the last five fiscal years

US$ per A$1.00	2005	2004	2003	2002	2001
Average Rate (1)	0.7610	0.7016	0.5865	0.5221	0.5377

(1)	The average of the noon buying rate on the last business day of each calendar month during the period.

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

PART I

Item 3 : Key Information

3A SELECTED FINANCIAL DATA (continued)

Ansell Limited purchases forward exchange contracts to cover exchange rate risks on certain import/export transactions. The Company believes it has reduced substantially its exposure to movements in exchange rates with respect to these transactions. The Company remains exposed, however, to fluctuations in exchange rates to the extent that the results of operations of its foreign subsidiaries are denominated in currencies other than Australian dollars and are translated for each relevant financial period into Australian dollars at the average exchange rate for the period.

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

Due to the worldwide locations of Ansell’s manufacturing facilities, a substantial portion of costs are incurred in currencies other than Australian dollars, primarily the U.S. dollar and currencies of various Southeast Asian countries. In fiscal years 2003, 2004 and 2005 all Ansell’s manufacturing costs in respect of its continuing operations were denominated in currencies other than Australian dollars.

Similarly, due to the worldwide presence of Ansell’s customer base, a substantial portion of net sales is realised in various currencies other than Australian dollars, primarily U.S. dollars, Euros and to a lesser extent British pounds, Canadian dollars and several other currencies. Net sales are largely denominated in currencies other than Australian dollars for each of fiscal years as follows: 2003 approximately 95%, 2004 approximately 94% and 2005 approximately 93%. Net sales and costs are not aligned in certain regions, which limits natural currency hedges.

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

PART I

Item 3 : Key Information

3D RISK FACTORS (continued)

The public market for Ansell Limited’s shares may fluctuate.

The market price of Ansell Limited’s shares could fluctuate significantly in response to various factors, including:

•	actual or anticipated variations in semi-annual operating results, including currency translation,

•	announcements of technological innovations or new services or products by Ansell or Ansell’s competitors,

•	the operating and stock price performance of other comparable companies,

•	changes in financial estimates by securities analysts,

•	changes in Ansell’s expected capital needs, and

•	announcements relating to strategic relationships, mergers or consolidations by Ansell or its competitors.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of Ansell Limited’s shares. General economic, political and market conditions, like recessions and interest rate fluctuations, may also have an adverse effect on the market price of Ansell Limited’s shares.

Ansell’s manufacturing operations are based, and revenues originate, in many different countries and are, therefore, subject to instability and fluctuation in political, diplomatic and economic conditions, including changes in policies regarding taxation.

In fiscal year 2005, approximately 91% of Ansell’s manufacturing operations, measured in terms of cost of production, and approximately 62% of Ansell’s net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we operate that could adversely affect the financial results, restrict Ansell’s ability to expand or limit current operations.

Ansell’s plants outside the United States are located in Malaysia, Thailand, Sri Lanka, India, Mexico, and the United Kingdom. As a result, we can be directly affected by political and economic conditions, to the extent that they impact exports of product from manufacturing plants that exist in those countries. Any political or economic instability, a significant increase in the rate of corporate taxation, a discontinuance or reduction in export tax rebates or any other change in a country’s policies regarding foreign ownership of manufacturing facilities could adversely affect the results of operations. We expect that non-U.S. production costs will continue to represent the major portion of such costs.

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

Ansell, and other companies in its industry are defendants in a number of product liability lawsuits alleging fault for allergic reactions to natural rubber latex gloves experienced by some users. The lawsuits allege among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. As of 30 June 2005, Ansell was a defendant along with other manufacturers and distributors of latex gloves in 9 product liability cases filed in the United States on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves; down from 313 and 46 latex allergy lawsuits pending against Ansell at 30 June 2003 and 30 June 2004 respectively.

PART I

Item 3 : Key Information

3D RISK FACTORS (continued)

In a number of additional cases, distributors of latex gloves that have also been named as defendants are pursuing cross-claims and third-party claims against several manufacturers of natural rubber latex gloves, including Ansell, in an effort to recover their costs related to the latex litigation. In one such case, Owens & Minor, Inc., et al. v. Ansell Healthcare Products Inc., et al., Case No. 00-C-0099A-102, Bowie County, Texas, on 27 August, 2004, the trial court entered a judgment against Ansell and another defendant, Becton Dickinson and Company in the amount of US$351,728.32. Ansell is appealing that decision. In another case, Gilberti v. Touro Infirmary, et al., Case No. 2000-9920, Civil District Court for the Parish of New Orleans, Ansell received a jury verdict in its favor on the individual plaintiff’s liability claim. After the verdict, the hospital employer of the plaintiff pursued a claim for indemnity against Ansell. On 10 November, 2004, the trial court entered judgment against Ansell on the hospital employer’s indemnity claim in the amount of US$828,935.14. Ansell is appealing that decision. It is not possible at this time to quantify the potential financial impact of the remaining cases on Ansell.

Ansell is subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and could be subject to liability.

The design, development, manufacturing, marketing and labelling of Ansell’s products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the Food and Drug Administration and the European Committee for Standardisation, known as the FDA and CEN, respectively. The regulatory process can result in modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, it is possible that regulatory approval may not be obtained for a new product.

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

Ansell accounted for approximately 4% of worldwide liquid natural latex consumption in fiscal 2005.

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

PART I

Item 4 : Information on the Company

OVERVIEW

The fiscal year of Ansell Limited (“Ansell Limited” or the “Company,” which, unless the context otherwise requires, includes Ansell Limited and its consolidated subsidiaries) ends on 30 June. The fiscal year ended 30 June 2005 is referred to herein as “2004-2005” or “fiscal year 2005” and other fiscal years are referred to in a similar manner.

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

In addition to the above, during 2001 the Company also commenced a restructuring of its activities including the sale of the Pacific Automotive and Pacific Brands businesses, the acquisition of Accenture’s 50% interest in the Novare joint venture and an agreement with the Goodyear Tire and Rubber Company of the United States governing the restructure of the South Pacific Tyres Joint Venture.

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

PART I

Item 4 : Information on the Company

4A HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

As part of the agreement, an option in favour of the Company was executed (exercisable between August 2005 and August 2006) which enables the Company to put the South Pacific Tyres business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements the Company is not required to contribute any further cash to the partnership.

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

Also during fiscal 2004 Ansell continued its successful push to help customers change the way they manage their hand protection costs to focus on the total value of hand protection rather than the more traditional concentration on glove procurement cost. This approach lead to a number of significant glove contracts during the year.

The Company also adopted the globally recognised Six Sigma operational excellence methodology during the 2004 fiscal year. This methodology focuses on improving customer satisfaction and delivering on customer expectations by reducing variations in products and processes.

Fiscal 2005 saw the Company complete the Operation Full Potential program. The Company also introduced a disciplined process for and focus on new product development – Stage-Gate. Stage-Gate employs best practices for customer-linked idea generation, product development and program management and provides a common international database with the ability to monitor progress in a variety of areas, including marketing, research and development, regulatory and legal.

On 16 December 2005 the Company announced that it had reached agreement with Goodyear as to the terms of its exit from the South Pacific Tyres business. Pursuant to the agreed terms, Goodyear will purchase Ansell’s interest in SPT for $53 million resulting in a $5 million non-cash write-down from the current carrying value of $58 million. In addition a loan outstanding from Ansell to SPT will be repaid in full, which with accrued interest, totals approximately $69 million.

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

The following table sets forth certain information with respect to Ansell Healthcare for the periods and dates indicated.

	For Years Ended 30 June
$ in millions	2005	2004	2003
Sales	1,096	1,113	1,294
Operating Profit	154	146	160
Gross Assets (1)	570	663	707
Employees	11,036	11,509	11,991

(1)	Gross assets exclude cash, goodwill and brand names.

Ansell operates in three broad market segments: Professional Healthcare (surgeons’ and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves). The Company is organized across three geographic regions – the Americas, Europe and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams. More than 48 percent of Ansell’s sales in fiscal year 2005 were in the Americas, with a further 37 percent in the European region and the balance in Asia Pacific. Refer to Item 5.A. for additional information on the breakdown of total revenues by category of activity and geographic market.

Medical gloves are marketed principally under the umbrella brands of Ansell and Ansell Perry and specific product brands include Gammex, Conform, Encore, Nutex, MicrOptic, X-AM, Synsation, Dermaclean, Dermaprene, Nitratouch, Maxxus, Neutralon, Ultralon, Micro Touch Ultra and Micro Touch Plus.

Ansell Healthcare believes it is one of the world’s largest manufacturers and marketers of synthetic dipped and sewn industrial gloves, which are principally branded Ansell Edmont. Specific product brands include Ansell, Nitrilite, TNT, Solvex, Hycron, Hyknit, Golden Needles and HyFlex.

Condom brands include Lifestyles, Mates, Mannix, Contempo, Primex, Chekmate and Kama Sutra.

Refer to Item 5.C for additional information on new product development.

Ansell Healthcare’s products produced in-house, are predominantly made by dipping a former (unlined or with a textile liner) into natural or synthetic latex using very similar manufacturing processes and polymer dipping technology. (The major exception is uncoated knitted gloves). Ansell Healthcare believes that the expertise it has developed in proprietary latex process and engineering technology enables it to produce high quality natural and synthetic latex gloves and condoms at a relatively low cost and that to a significant degree, it has a flexible supply and logistics infrastructure that allows it to take advantage of changes in market demand.

The Operations and Supply Chain group support product flows to the markets through 15 global production facilities located in Asia, North America and the UK. Almost 77% of the product sourced is manufactured at these facilities with the balance outsourced under strict quality and performance specifications.

PART I

Item 4 : Information on the Company

4B BUSINESS OVERVIEW (continued)

ANSELL HEALTHCARE (continued)

Each of Ansell’s products faces competition from a variety of sources, including international and local producers. Major international competitors include SSL International PLC, the world leader in condoms; Regent Medical Limited, which produces medical surgical gloves; Allegiance (a Division of Cardinal Healthcare), which manufacturers and distributes medical examination and surgical gloves; MAPA, (a subsidiary of the French TOTAL group) which produces household and light industrial gloves and condoms; Kimberley Clark Corporation, a U.S. company that manufacturers and markets disposable latex, synthetic gloves and light industrial gloves; Sempermed (a Division of Austria’s Semperit), which produces disposable medical gloves; and Church & Dwight, which is a major US based producer of condoms.

Ansell Healthcare’s operations are not impacted by seasonal factors.

DISCONTINUED OPERATIONS

Since the mid 1990’s the Company has pursued a policy of divesting major businesses to enable greater focus on the Ansell Healthcare operations. The divestments were largely completed by the end of fiscal 2002 with principally only the investment in the South Pacific Tyres (SPT) business remaining as a non core operation (refer Item 4A). SPT is not treated as discontinued for US GAAP reporting.

RAW MATERIALS

Raw materials are a significant manufacturing cost for many of Ansell Healthcare’s products, the most significant being latex. Latex prices can be volatile and are dependent upon world supply and demand and currency movements.

Ansell Limited attempts to obtain raw materials from the most economical and reliable sources wherever situated, with regard to world supply, prices and commodity markets. The Company has multiple suppliers for its major raw materials to minimise the risks associated with sole suppliers. No material shortages are anticipated in any of Ansell Healthcare’s operations. The Company attempts to pass on to its customers raw material price fluctuations. Careful monitoring and management of raw material costs is carried on throughout its business segments.

REGULATION AND ENVIRONMENTAL MATTERS

Government Regulation

The products Ansell manufactures are subject to regulations of varying degrees in each of the countries in which they are marketed. These regulations have been particularly advanced in the United States by the Safe Medical Devices Act of 1990 and in Europe, with the completion of the work required by the Single European Act of 1986 and its on-going implementation. In addition, harmonisation of regulatory requirements and reciprocity of testing procedures and data, on an international basis, has led to the adoption of an international quality management system standard, which is being implemented progressively by various regulatory authorities including the FDA and the Commission of the European Union.

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

PART I

Item 4 : Information on the Company

4B BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

United States

In the United States, products offered through Ansell’s Professional Healthcare and Personal Healthcare segments are regulated as medical devices under the Federal Food, Drug and Cosmetic Act (the FDC Act) by the FDA. We believe that all of the Company’s products regulated by the FDC Act are in compliance in all material respects with the relevant sections of the FDC Act and the advice and guidance provided by the FDA. However, the application of complex standards to the detailed operation of our business always creates areas of uncertainty, and we cannot guarantee that the FDA will not question our practices. Medical device manufacturers are subject to periodic inspections and audits by the FDA for compliance with the FDA’s current Quality System Regulation, which specifies good manufacturing practices (known as QSR/GMP requirements) for medical devices. The FDA has a number of compliance and enforcement procedures when deviations from QSR/GMP requirements are observed during such inspections. Which procedures are used depends upon the seriousness of the observations as well as the compliance history of the facility inspected and the company owning it.

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

The FDA has periodically inspected most of Ansell Healthcare’s condom and medical glove manufacturing facilities and has made observations on how manufacturing operations could be improved. In upgrading manufacturing facilities to address the FDA’s observations and evolving technology and to otherwise comply with QSR/GMP requirements, we have and will continue to expend time, monies and efforts in the areas of product and quality control.

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

Ansell’s condom manufacturing facility in Surat Thani, Thailand was placed on Level 1 detention in August 2005. While Ansell was working with FDA to remove the facility from detention, another shipment from the Surat Thani facility was found to be defective. Ansell believed that FDA would place it on Level 2 detention, but has been told that the agency has not done so at this time. Ansell is currently working with FDA to remove the facility from Level 1 detention, and prevent placement on Level 2 detention.

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

Other Government Regulation (continued)

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

4D PROPERTY, PLANTS AND EQUIPMENT

Set out below is a breakdown by geographic location of the Company’s manufacturing facilities (with distribution facilities attached to manufacturing facilities not counted separately), as at 30 June 2005.

Geographic Region	Products Produced	No. of Manufacturing Facilities
United States	Industrial gloves	3
Malaysia	Household, surgical and examination gloves	3
United Kingdom	Industrial gloves	1
Thailand	Household, surgical and examination gloves and condoms	2
Mexico	Industrial gloves	2
Sri Lanka	Industrial, surgical and examination gloves	1
India	Industrial and surgical gloves and condoms	3

Total		15

The Company’s material leased properties are as set forth below:

Country	City	Floor Space (Sq ft)	Use
Premises/Property:
Australia	Richmond	29,750	Corporate
England	Tamworth	26,000	Manufacturing, Warehousing
England	Surbiton	9,000	Marketing
England	Newark	12,000	Marketing
Germany	Munich	7,000	Marketing
France	Paris	27,000	Marketing
Belgium	Brussels	22,000	Marketing
Belgium	Aalst	56,000	Warehousing
USA	Red Bank	45,877	Marketing, Corporate
USA	Dothan	82,000	Manufacturing, Warehousing
Mexico	Juarez	219,000	Manufacturing
Property Only:
Sri Lanka	Colombo	1,080,000	Manufacturing

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

The following tables set forth the contributions of each business group to sales revenue and operating profit of the Company for the fiscal years ended 30 June 2003, 2004 and 2005:

OPERATING REVENUE BY BUSINESS GROUP (1) (EXCLUDING UNALLOCATED ) $ In millions	For Years Ended 30 June
	2005	% change	2004	% change	2003
Occupational Healthcare	552	1.3%	545	(12.8)%	625
Professional Healthcare	371	(2.9)%	382	(15.7)%	453
Consumer Healthcare	173	(7.0)%	186	(13.9)%	216

Total Healthcare	1,096	(1.5)%	1,113	(14.0)%	1,294
Discontinued Businesses	—	—	—	—	—

Total Operating Revenue	1,096	(1.5)%	1,113	(14.0)%	1,294

(1)	The sales figures in this table exclude intergroup sales. There were no significant intergroup sales during any of these three fiscal years.

OPERATING PROFIT BEFORE TAX (1) $ in millions	For Years Ended 30 June
	2005	% change	2004	% change	2003
Occupational Healthcare	81	9.5%	74	17.5%	63
Professional Healthcare	43	4.9%	41	(24.1)%	54
Consumer Healthcare	29	(9.4)%	32	(25.6)%	43
Unallocated Items and Eliminations (2)	(108)		(37)		(54)
Net Interest, including borrowing costs	(10)		(17)		(27)

Total Operating Profit Before Tax	35	(62.4)%	93	17.7%	79

(1)	The operating profit figures in this table exclude unrealised operating profit on inventory which has been purchased by one business group from another.
(2)	Fiscal year ended 30 June 2005 includes $80.0 million write-down of the investment in the South Pacific Tyres partnership.

SALES REVENUE BY GEOGRAPHIC MARKET

The following table sets forth the Company’s sales revenue from continuing businesses by geographic market for the fiscal years ended 30 June 2003, 2004 and 2005. The revenue has been classified by location of the customer and excludes intergroup sales.

	For Years Ended 30 June
$ in millions	2005	2004	2003
Australia, New Zealand and Southeast Asia	163	168	174
North, Central and South America	527	545	656
Europe	406	400	464

Total	1,096	1,113	1,294

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS (continued)

RESULTS OF OPERATIONS

Consolidated

Ansell Limited recorded a profit after tax to shareholders of $11.3 million for the year ended 30 June 2005, compared to a profit of $70.7 million in the 2003/2004 and $49.9 million in 2002/2003. The current year’s result was impacted by a write-down in the carrying value of the investment in the South Pacific Tyres (SPT) partnership of $80 million.

Operating Revenue

Total revenue in 2004/2005 of $1,109.9 million compared with $1,131.1 in 2003/2004 and $1,320.1 million in 2002/2003.

Sales revenue in 2004/2005 from Healthcare businesses (Occupational, Professional and Consumer) was $1,096.2 million, compared with $1,113.3 million in 2003/2004 and $1,293.6 million in 2002/2003. The decrease in sales revenue over the last three years was largely due to the strengthening of the Australian dollar against the US dollar.

Operating Profit from Ordinary Activities before Income Tax Expense

Ansell Limited recorded an Operating Profit of $34.8 million for 2004/2005, compared to a profit of $93.3 million for 2003/2004 and a profit of $79.3 million in 2002/2003.

In June 2005, a review of the investment in SPT indicated that the carrying value was in excess of the estimated recoverable amount and necessitated an impairment charge. Previous reviews conducted indicated that although SPT’s performance was below expectations, management and the Board expected that the Company would ultimately recover the carrying value of its investment by exercising its put option contained in the Partnership Agreement, based on the achievement of certain levels of performance contained in SPT’s business plans at the time which included improvements expected to arise from the significant restructuring activities undertaken in recent years along with other profit improvement initiatives. However, SPT’s performance in the six months to 30 June, 2005 significantly lagged behind forecast with a continuing increase in low price imported tyres and significant increases in raw material costs adversely impacting results. This together with a revised future trading outlook for the business provided by SPT management, indicated that Ansell’s carrying value of its investment in SPT was now in excess of the anticipated realisable value. As a result, the equity component of the investment was written down by $80 million.

Unlike under AGAAP where the Company discontinued equity accounting for SPT effective 1 July 2001, equity accounting has been consistently applied under US GAAP to date. As a result, from a US GAAP perspective, the write-down reported at 30 June, 2005 under AGAAP is reversed as the application of equity accounting up to and including 30 June, 2005 has resulted in the carrying value of Ansell’s investment in SPT under US GAAP of $44.7 million being less than the post write-down value at 30 June, 2005 under AGAAP of $57.8 million.

On 16 December 2005 the Company announced that it had agreed to sell its investment in SPT to Goodyear for $53 million which will result in a loss on sale of $5 million. This loss will be reflected in the Company’s A GAAP financial statements for the year ended 30 June 2006.

A review of the carrying value of all assets in 2002/2003 resulted in the write-down in the value of the Company’s non-core investment in Ambri Limited. A non-cash write-off of $6.1 million was incurred to bring the book value of Ansell Limited’s investment into line with the market price of the shares.

Income Tax Expense

Income tax expense for the year was $21.7 million, compared to the previous year’s $20.7 million and $26.8 million for 2002/2003. The Group continues to benefit from the utilisation of unbooked US tax losses. However from a US GAAP perspective, given that the Group’s US operations generated taxable income in the current year and the two preceding years and that management believes taxable income will continue to be generated for the foreseeable future, a net deferred tax asset of $21.2 million has been recognised for US GAAP purposes as at 30 June 2005. This net deferred tax asset could be adjusted in the near term based on changes in estimates of future taxable income.

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS (continued)

ANSELL HEALTHCARE

YEAR ENDED JUNE 2005 V JUNE 2004

Ansell Healthcare’s sales of $1,096.2 million were 1.5% lower than the previous year, while operating profit of $153.7 million was 5.1% higher as a result of improved operating margins in the Occupational and Professional businesses.

Occupational Healthcare

Sales of $551.6 million were higher than the previous year by 1.3% while operating profit of $81.3 million was higher by 9.5%. Operating profit margin increased from 13.6% to 14.7%.

This segment accounted for approximately 50% of Ansell Healthcare’s total revenues and 53% of operating profit.

This business continued to perform strongly across all three regions. This was due to a revitalized product range and continued manufacturing savings. The Hyflex® family continued to grow strongly, up 27% in volume and the knitted glove range also showed healthy growth assisted by new product development using new yarn materials / technologies. The Ansell Value Proposition Solution Selling program, in conjunction with our proprietary SafetyNet™ software, enabled enhancement of the company’s leadership position in the global Occupational hand protection market.

Professional Healthcare

Sales of $371.4 million were lower than the prior period by 2.9% while operating profit of $43.3 million was higher by 4.9%. Operating profit margin increased from 10.7% to 11.6%.

This segment accounted for approximately 34% of Ansell Healthcare’s revenue and 28% of operating profit.

The improved Operating Profit margin was led by the ongoing conversion of powdered to powder-free gloves, strong synthetic sales and European branded surgical glove growth. These more than offset declining examination glove prices and higher costs of latex and petroleum-based materials such as vinyl and nitrile. Restructuring costs of approximately $1.0 million were also incurred to improve plant productivity going forward. New and improved products continued to be launched and were well received: Gammex®HydraSoft™, a surgical glove with a coating designed to offer hand care benefits; and the Surefit™ cuff roll-down prevention system.

Consumer Healthcare

Sales of $173.2 million were lower than the prior period by 7.0%, while operating profit of $29.1 million was lower by 9.4%. Operating profit margin decreased from 17.2% to 16.8%.

This segment accounted for approximately 16% of Ansell Healthcare’s revenues and 19% of operating profit.

Results were driven by a difficult first half in branded retail condoms, and the cancellation of the Brazil condom tender by its Ministry of Health. The award of other tenders in the second half offset the Brazilian shortfall, and new product introductions were strong with the roll-out of the European “Play” sub-brand, Vibe4U® and the US 4Play by LifeStyles™ range. Household glove sales recovered in the second half and the company, along with Freudenberg Household Products, its marketing partner / distributor, will continue to pursue opportunities worldwide.

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

Benefits started to flow from our growing and innovative proprietary selling programs – Safety Net™ in Europe and Ansell Value Proposition in North America.

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

The Company operates a Central Treasury from its office in Melbourne, Australia. The Treasury manages Ansell’s external debt, invests excess cash held centrally and acts to hedge foreign exchange exposures worldwide. The Company has small bank borrowings outside Australia and cash is generated in operating subsidiaries around the world in a number of currencies. Where possible excess funds are accumulated at the Central Treasury.

Cash and deposits at 30 June 2005 were $227.3 million, compared with $318.1 million at 30 June 2004 and $299.8 million at 30 June 2003. Cash and deposits at 30 June 2005 included restricted deposits of $8.4 million ($10.3 million at 30 June 2004 and $13.8 million at 30 June 2003) which have been set aside to cover the provisions established to address any remaining liability of members of the Group to claims arising with respect to the Accufix Pacing Lead.

The Company believes its working capital is sufficient for the Company’s present requirements.

Net cash from operating activities

Net cash provided by operating activities for 2004/2005 was $152.8 million compared to $179.2 million in 2003/2004 and $161.6 million in 2002/2003.

Payments in respect of the Accufix Pacing Leads litigation and settlement totalled $3.9 million compared with $3.1 million in 2003/2004 and $2.7 million in 2002/2003. Payments under operating leases for the year totalled $21.5 million compared with $20.0 million in 2003/2004 and $24.1 million in 2002/2003. The Group anticipates payments of $9.5 million over the next fiscal year to 30 June 2006 in respect of current operating lease commitments, with a further $27.0 million payable during the period 1 July 2006 to 30 June 2010 and $9.5 million in subsequent years.

Net cash used in investing activities

Net cash used in investing activities was $12.7 million compared to $6.4 million used in investing activities in 2003/2004 and $4.0 million provided by investing activities in 2002/2003.

PART I

Item 5 : Operating and Financial Review and Prospects

5B LIQUIDITY AND CAPITAL RESOURCES (continued)

Capital expenditure for the year was $14.1 million, compared to $13.8 million in 2003/2004 and $15.4 million in 2002/2003. There are no material commitments for capital expenditure at 30 June 2005. The following table presents a summary of capital expenditure by Business Segment for the past three years:

	For Years Ended 30 June
$ in millions	2005	2004	2003
Occupational Healthcare	5	6	3
Professional Healthcare	6	5	9
Consumer Healthcare	3	3	3

Total	14	14	15

Net cash used in financing activities

Net cash used in financing activities was $217.0 million, compared with $153.4 million in 2003/2004 and $117.8 million in 2002/2003. The strong cash flows of the Company enabled net repayments of borrowings totalling $26.4 million during the year following repayments of $36.6 million and $79.1 million in the previous two years and an off-market buy-back of over 16 million shares for $156.1 million in 2004/2005 following on-market buy- backs totalling $65.4 million in 2003/2004 and $8.2 million in 2002/2003.

Net debt (i.e. borrowings less cash) increased during the year from $119.3 million in 2003/2004 to $146.6 million at the end of 2004/2005. Net Debt to Equity increased from 14.7% to 24.6% and Net Liabilities to Equity increased from 46.3% to 62.6%.

The Company’s long–term debt has been rated by the U.S. credit rating agencies Standard & Poor’s Rating Group and Moody’s Investors Service Inc. since 1988-89. The Company’s current ratings are as follows:

	Long Term	Outlook	Short Term
Moody’s	Ba1	Positive	Not Prime
Standard & Poor’s	BB+	Stable	—

Moody’s upgraded their rating of the Company during the year with the Outlook improving from Stable to Positive.

The Company’s borrowing portfolio at 30 June 2005 had an average maturity of 1,174 days (previous year 816 days), and was approximately 75% fixed and 25% floating. The average cost of debt for the year was 4.94%, down from the previous year’s 5.64%.

Net interest expense and borrowing costs for the year was $9.6 million compared to the previous year’s $16.8 million and $26.5 million in 2002/2003. The reduced costs resulted from the continued reduction in net debt, a lower cost of funds as older high-cost borrowings matured and were repaid or replaced by new lower-cost borrowings and a better return on cash.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was extended to 30 April 2006. This facility can be accessed by the parent company and certain USA subsidiaries. US$175 million of the term facilities had been drawn down at 30 June 2005 (compared to US$70 million at 30 June 2004) leaving an unused balance available for immediate use of US$75 million. There are a number of financial covenants attaching to this new facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. The interest rate for this facility is determined based on market rates at the time amounts are drawn down.

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

The Company’s commitment to innovation and new product development was further enhanced with the establishment of Ansell Healthcare’s Science and Technology Centre in Shah Alam, outside Kuala Lumpur, Malaysia. Eleven members of the total 70-member technical staff hold PhDs, while another 16 hold masters degrees in the fields of chemistry, chemical engineering, materials and fibre technologies. Ansell also has a smaller fibre-technology centre in Seneca, South Carolina. Starting in April 2004, Ansell established small application engineering groups in four (4) of its plants to focus on technology transfer as it applies to new product & process development. These satellite centres are located in Surat Thani, Thailand; Redditch, UK; and Bermudez and Salvarcar in Mexico.

While Science and Technology was heavily involved in advancing process-related technologies for improved quality and cost-savings, the group also delivered a range of new products to the market during the past year. New products that generate, or will likely generate, significant sales are skin –friendly surgical gloves, condoms with desensitizing and warming lubricants, foam-lined household gloves, as well as a new ultrahigh cut resistant HyFlex® CR variant.

We maintain relationships with several medical and materials research institutions, such as the University of Sydney (Australia) and Clemson University. Ansell also supports ongoing research at the University of Tampere in Finland. Ansell Healthcare’s sponsored research includes the identification and isolation of natural rubber latex proteins, linked to latex allergies in some people, as well as more accurate testing methods. We use the results of this research to improve the product quality and we encourage the researchers to publish their findings in the scientific journals as part of the AnsellCares® program. The output from the AnsellCares® program has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has allowed us to reduce the allergen content of Ansell Healthcare’s products. It has also provided clinicians with guidelines on how to better manage latex-sensitive healthcare workers and patients, and to reduce the risk of sensitisation for future generations. The AnsellCares® program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, and periodic lectures and seminars.

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

PART I

Item 5 : Operating and Financial Review and Prospects

5F CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD IN $ MILLIONS
CONTRACTUAL OBLIGATIONS	Total	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations	331.0	—	115.9	215.1	—
Interest on Debt Obligations (1)	59.0	17.5	26.8	14.7	—
Operating Lease Obligations	46.0	9.5	16.4	10.6	9.5
Purchase Obligations	0.9	0.9	—	—	—
Defined Benefit Plan Contributions (2)	5.2	5.2	—	—	—
Other Long-Term Liabilities	39.3	—	9.9	9.1	20.3

Total	481.4	33.1	169.0	249.5	29.8

(1)	These amounts are the Company’s best estimates based on current conditions however may vary due to potential variations in the mix of the debt portfolio between fixed and floating interest rates.
(2)	The Company is not in possession of and does not believe that it can reasonably estimate amounts that it will be required to contribute to its defined benefit plans beyond the next twelve months. However the Company does not anticipate that such amounts will be material on an annual basis.

Refer to Note 28 to the Consolidated Financial Statements contained within Item 18 for detailed information in respect of the derivative financial instruments used by the Company such as foreign exchange and interest rate swaps and the Company’s exposure to interest rate risk.

Amounts due under foreign currency contracts in respect of contracted obligations are included within Current Liabilities on the Statement of Financial Position.

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

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT

The business of Ansell Limited is managed by a Board of Directors of such number of not fewer than four and not more than eight as the Directors determine. At the date of this report there are seven Directors in office, of whom Mr R. Bell was appointed a Non-executive Director in August 2005 and Mr G. Barnes was appointed a Non-executive Director in September 2005. There are no family relationships (within the meaning of Item 6 of Form 20-F) between any director or executive officer and any other director or executive officer.

As of 30 June 2005 the Directors of Ansell Limited were as follows:

Name	Age	Position	Year of Initial Appointment	Expiration of Current Term (1)
Edward Tweddell (2)	64	Chairman	2001	2005
Peter L. Barnes (2)	62	Director	2001	2004
L. Dale Crandall	64	Director	2002	2005
Herbert J. Elliott	67	Director	2001	2004
Michael J. McConnell(3)	39	Director	2004	2007
Douglas D. Tough	56	Chief Executive Officer	2004	—

(1)	Other than the Chief Executive Officer, the directors are subject to re-election at the Annual General Meeting next following their appointment and retirement by rotation every three years. At least one third of the Company’s Directors (those who have served the longest since last being re-elected) retire each year and may offer themselves for re-election by the shareholders.
(2)	Dr Edward Tweddell passed away on 4 August 2005. Mr Peter L. Barnes was unanimously elected by the Board to succeed Dr Tweddell as Chairman.
(3)	Mr. Stanley P. Gold serves as alternate to Mr. Michael J. McConnell.

As of 30 June 2005 the Executive Officers (1) who were not Directors were:

Name	Position	Year of Initial Appointment	Commenced employment with Ansell Limited
Phil Corke	Senior Vice President, Human Resources & Communications	1998	1998
Werner Heintz	Senior Vice President & Regional Director – Europe, Middle East and Africa	2001	1999
Rustom Jilla	Senior Vice President & Chief Financial Officer	2002	2002
William Reed	Senior Vice President & Regional Director – Americas	2001	1989
William G Reilly, Jr.	Senior Vice President & General Counsel	2000	2000

(1)	Executive Officers serve at the discretion of the Board of Directors.

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT (continued)

The following is a brief biography of each of the Directors and Executive Officers of Ansell Limited as at 30 June 2005 and as at the date of this report:

Edward Tweddell, BSC, MBBS (HONS.), FRACGP, FAICD

Chairman and Non-executive Director since October 2001 until his death in August 2005.

Peter L Barnes, B.COM, (HONS.) MBA MELB

Appointed Non-executive Director in October 2001 and Chairman in August 2005. Chairman of the Nomination, Remuneration and Evaluation Committee and member of the Audit Committee. Peter Barnes is a Director of News Corporation and Metcash Limited and is Chairman of Samuel Smith & Son Pty Limited.

Peter Barnes brings to the Board experience in finance, marketing and general management in the international arena. His background includes a long career with Philip Morris International Inc. where he held several senior management positions in Australia and overseas, including Managing Director, Lindeman Holdings Ltd, and President, Asia Region, based in Hong Kong.

The Board considers Peter Barnes to be an independent Director.

Resident Sydney. Age 62

Douglas D Tough, MBA, BBA

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Mr Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, including President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America. Mr Tough has also had 12 years’ experience with Procter & Gamble in various sales and marketing assignments. He holds an MBA from the University of Western Ontario, Canada, and a BBA from the University of Kentucky, USA.

As an Executive Director, Douglas Tough is not independent.

Resident USA. Age 56

Glenn L L Barnes, B.AG. SCI (MELB), CPM, FAMI, FAIM, FAICD, FAIBF, FRSA

Appointed Non-executive Director in September 2005.

Glenn Barnes is Chairman of Baycorp Advantage Limited and a Director of Lion Nathan Limited. He also serves as Chairman, Director and council member of a number of not-for-profit and private interest organisations. He was formerly a Director of Repco Corporation Limited, National Foods Limited and Banksia Wines Limited.

Glenn Barnes commenced his management career with Unilever Limited and has been involved in banking and financial services for over 30 years in Australia and internationally, including the UK and USA. Since retiring from executive roles in 2002, Mr Barnes has focused on governance and consulting.

The Board considers Glenn Barnes to be an independent Director.

Resident Melbourne. Age 58

Ronald J S Bell BA (STRATHCLYDE)

Appointed Non-executive Director in August 2005.

Member of the Nomination, Remuneration and Evaluation Committee. Mr Bell is a Director of Gallaher Group Plc and Northern Foods Plc and is Chairman of the Milk Link Co-Operative.

Mr Bell is an experienced international consumer industry executive with a background of over 30 years in highly competitive global branded products. He is a former President of Kraft Foods, Europe and served as Executive Vice President of Kraft Foods Inc. Mr Bell brings to the Board broad general management and marketing skills particularly in the European and North American markets.

The Board considers Ronald Bell to be an independent Director.

Resident U.K. Age 55

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT (continued)

L. Dale Crandall, MBA UC BERKELEY, CPA

Appointed Non-executive Director in November 2002. Chairman of the Audit Committee.

Mr Crandall is a Director of Union Bank of California, Covad Communications Group, BEA Systems Inc. and Coventry Health Care Inc. He is also a Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the USA.

The Board considers Dale Crandall to be an independent Director.

Resident USA. Age 64

Herbert J Elliott, AC, MBE, MA (CANTAB)

Appointed Non-executive Director in February 2001. Member of the Audit and Nomination, Remuneration and Evaluation Committees.

Mr Elliott was appointed Deputy Chairman of Fortescue Metals Group Limited in May 2005, having served as a Director of that company since October 2003. He is Chairman of the Telstra Foundation Limited and a member of the Board of Athletics Australia.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

The Board considers Herb Elliott to be an independent Director.

Resident Perth. Age 67

Michael J McConnell AB, MBA (HONS) VIRGINIA

Appointed Non-executive Director in April 2004. A member of the Nomination, Remuneration and Evaluation Committee until September 2005.

Mr McConnell is Managing Director of Shamrock Capital Advisors Inc. and Chairman of Shamrock’s Investment Committee. He serves as a Director of Neo Technology Ventures and La Canada Educational Foundation. He is a former Director of Nuplex Industries Limited and Force Corporation.

Mr McConnell has an investment banking background having served with Kidder Peabody and Merrill Lynch.

The Board considers that Michael McConnell is not an independent Director.

Resident USA. Age 39

STANLEY P GOLD, AB, JD (Alternate to Mr. Michael J McConnell since April 2004)

Non-executive Director from October 2001 to April 2004.

Mr Gold is President and Chief Executive Officer of Shamrock Holdings Inc., President of Shamrock Capital Advisors Inc., Chairman of Tadiran Communications Ltd, a Director of Trefoil International III SPRL and a former Director of the Walt Disney Company.

Mr Gold is a former Managing Partner of a prominent Los Angeles law firm and has specialised in corporate acquisitions, sales and financing. He has served as President and Chairman of a number of companies in the USA and Israel.

The Board considers that Stanley Gold is not an independent Director.

Resident USA. Age 63

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

Werner Heintz

Senior Vice President and Regional Director – Europe, Middle East and Africa

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

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during 2004-2005 as compensation to its Directors and its executive officers named below as a group was $8,449,191.

In accordance with the provisions of Australian law, amounts notionally attributed to pension and retirement benefits are deemed to be remuneration and such amounts are included in the total amount set out in the preceding paragraph.

NON-EXECUTIVE DIRECTORS’ REMUNERATION

Directors’ Fees

Non-executive Directors’ fees, including committee fees, are set by the Board within the maximum annual aggregate amount of $750,000, which was approved by shareholders in 1989. The fees paid to Directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each Director to discharge their duties. The remuneration of the Non-executive Directors is not linked to the performance of the Company in order to maintain their independence and impartiality.

In setting fee levels, the Nomination, Remuneration and Evaluation Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

•	fees paid by comparable benchmark companies;

•	independent advice from Remuneration consultants and other external advisers;

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of director; and

•	the level of remuneration necessary to attract and retain suitable Directors.

Until 30 June 2005, Non-executive Directors received a fee of $75,000 per annum in relation to their services as a Director. The Chairman, taking into account the greater time commitment required, received a fee of $225,000 per annum. In addition, Directors participating on the Board’s committees received an additional fee of $7,500 per annum. The Chairs of those committees received a fee of $9,375 per annum. Superannuation contributions are also made on behalf of the Non-executive Directors at a rate of 9% of gross fees to satisfy the Company’s statutory superannuation obligations.

In accordance with rule 35 of the Constitution, Non-executive Directors are also permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year. Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

The Board periodically reviews its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

Consequent upon a review by the Nomination, Remuneration and Evaluation Committee after it had taken independent advice, the Board approved and implemented an adjustment to fees subsequent to 30 June 2005. Board fees for Non-executive Directors were increased to $82,500 per annum, however the fee for the new Chairman was reset at $206,250 per annum to be comparable with a relevant peer group. Board committee fees were increased to $8,250 per annum and the Chairs’ fees increased to $16,500 per annum for the Audit Committee and $10,312 per annum for the Nomination, Remuneration and Evaluation Committee.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Non-executive Directors’ Share Plan

In recognising that ownership of Company shares aligns Directors’ interests with those of shareholders, the Company has adopted a Non-executive Directors’ Share Plan. Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms).

Under the terms of the Plan, a copy of which is available on the Company’s website at www.ansell.com, Non-executive Directors are required to reinvest a minimum of 10% of their gross annual fees in acquiring shares in the Company until their shareholding is equal to at least one year’s fees. The Plan rules permit Non-executive Directors to elect to apply up to 100% of their fees towards acquiring shares. The fees contributed by the Non-executive Directors are used to purchase shares on the ASX at the prevailing market price. These shares are subject to a restriction on dealing until each Director ceases to hold office and are held in the name of the Director during the restriction period.

The Non-executive Directors’ Share Plan is not a performance-based share plan, nor is it intended as an incentive component of Non-executive Director remuneration.

Retirement Benefits

Consistent with best practice, the Company does not pay Non-executive Directors retirement benefits in addition to statutorily prescribed superannuation contributions.

Details of Non-executive Directors’ remuneration for the 2005 financial year are set out in the following table.

NON EXECUTIVE DIRECTORS	Fees A$	Non-Monetary Benefits (1) A$	Superannuation Contributions (2) A$	Total A$
P L Barnes	91,875	1,287	8,269	101,431
L D Crandall	82,500	17,690	7,425	107,615
H J Elliott	82,500	—	7,425	89,925
M J McConnell (g)	82,500	16,034	7,425	105,959
E D Tweddell	234,375	1,044	21,094	256,513

(1)	Includes spouse travel incurred in accompanying the Director while on Company business.
(2)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The Nomination, Remuneration and Evaluation Committee of the Board has recommended, and the Board has adopted, a policy that ensures remuneration will:

(a) align management rewards with the creation of value for shareholders in order to create a common interest between executives and shareholders;

(b) support the short- and long-term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(c) be competitive in the markets in which the Company operates in order to attract, motivate and retain high calibre executives.

The policy recognises that it is necessary for remuneration packages of senior executives (including Executive Directors and the Company Secretary) to include both a fixed component and an incentive or performance related component. Accordingly, the Board aims to achieve a balance between fixed and performance related components of remuneration that reflect market conditions at each job and seniority level.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

In general, between 50% and 70% of the total remuneration packages for Executive Directors and senior management is performance based.

Fixed Remuneration

The terms of employment for all executive management contain a fixed remuneration component, which is expressed in local currency. This fixed component is set at the mid point of the market rate for a comparable role by reference to appropriate benchmark information and having regard to an individual’s responsibilities, performance, qualifications, experience and location. Executive management salaries are also benchmarked against global salary and grade data supplied by Watson Wyatt, and internal equity is monitored using a global broad band grading system.

Fixed remuneration includes contributions to superannuation and pension plans in accordance with relevant legislation or as contractually required.

At-Risk Remuneration

Annual Cash Incentive

The annual short-term incentive program (STI) is a cash-based plan that involves linking specific targets (predominantly financial) with the opportunity to earn incentives based on a percentage of fixed salary. In relation to members of the senior executive team, this generally comprises an amount equal to between 30% and 45% (75% for the CEO) of their fixed annual remuneration for target performance and up to an amount equal to between 60% and 90% (150% for the CEO) of their fixed annual remuneration for performance that is well in excess of target performance.

In general, the performance measures for 2005 were based on annual growth in sales and Segment EBITA, weighted equally. The Board considers these performance measures to be appropriate in respect to delivering profitable growth for the organisation and improving shareholder return. Executives have a clear line of sight to the targets and are able to affect results through their actions.

While also a performance measure for the long-term incentive plan, Segment EBITA was adopted as one of the performance measures for the STI to ensure that the executive team was continually focused on achievement of the 10% year-on-year improvement in profitability required in order for the Company to deliver, by the end of the 2005 financial year, the long-term commitment of 50% cumulative improvement in Segment EBITA made to shareholders in 2002.

The hurdles for the STI in the 2005 financial year were set so that achievement of the internal business plan sales and Segment EBITA objectives would result in 100% of the award being earned. Additional incentive payments would be made for performance exceeding target objectives. Incentives would start to be earned at 50% of the target level once performance measures exceeded levels achieved in the preceding financial year.

Performance against these objectives was determined and incentives paid following the completion of the audit of the financial accounts. In general, the performance measures attaching to the STI were satisfied beyond the target level by 26.4%.

The STI performance measures for the 2006 financial year will, in general, be based on a mix of improvement in sales revenues, Segment EBITA, manufacturing profitability and Profit Attributable, with the proportions applicable to each component determined according to the respective executive’s level and area of responsibility.

Stock Incentive Plan

The Company’s long-term incentive (LTI) arrangements are designed to link executive reward through the grant of equity securities with the key performance drivers which underpin sustainable growth in shareholder value, which comprises both share price and returns to shareholders.

Participation in the Company’s Stock Incentive Plan (the Plan) is only offered to executives who are able or have the potential to influence the generation of shareholder wealth and thus have a direct impact on the Company’s performance against the relevant performance hurdles. In general, these executives are offered a grant under the

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Plan which is designed to be the equivalent of approximately 30% of their total remuneration (on an annualised basis).

The Plan provides for senior executives to be granted:

•	performance share rights (PSRs); or

•	options.

Participants in the Plan are granted PSRs that vest in three annual tranches. PSRs vest immediately upon satisfaction of the performance conditions applicable to the performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The Chief Executive Officer and Chief Financial Officer were granted options under the Plan upon joining the Company. The options were granted at no cost to the participants and vest upon satisfaction of the performance conditions. Vested options may be exercised at a price based on the average of the Company’s share price on the five days preceding the date of grant. The relevant exercise price is $7.40 for the Chief Executive Officer and $6.97 for the Chief Financial Officer. Vested options may not be exercised until 12 months after the date of vesting. Options, if not exercised, will lapse on the tenth anniversary of their issue.

Any PSRs or options that do not vest in a financial year will be added to the PSRs or options otherwise available in the next vesting year and tested against the performance condition applicable to that subsequent year. However, any PSRs or options that have not vested within three years of being granted may not be carried forward, and will lapse.

Participants are entitled to vote their shares and to receive any dividend, bonus issue, return of capital or other distribution made in respect of their shares from the date of allocation of the shares following vesting of the PSRs.

In general, executives are permitted to sell shares allocated on vesting of PSRs to the extent necessary to provide sufficient cash to meet any taxation liabilities arising from the grant or vesting, plus 50% of the balance of the shares from that tranche. The remainder of the shares from that tranche may not be sold within 12 months of their allotment.

Performance measures applicable to the Stock Incentive Plan

In relation to the 2005 financial year, the performance measure applicable to PSRs and options previously granted was for the Segment EBITA for the Ansell Healthcare business to meet or exceed US$115 million. This measure reflected the commitment in relation to the 2005 financial year that was made to shareholders in 2002. It applied equally to all participating management team members, was met and all PSRs and relevant options vested.

The Board is of the view that the achievement of that commitment is directly linked to the creation of shareholder value, as evidenced by the increase in the Company’s share price.

The LTI performance measures for the 2006 financial year will be based on improvement in sales revenues (with the target payout level set at a level above that applicable for the STI) and growth in EPS (with earnings adjusted to remove possible distortion due to significant non-recurring items (if any), and the number of shares on issue adjusted to eliminate the effect of any significant share issues or buy-backs).

Service Agreements

The remuneration and other terms of employment for the Managing Director and the executive management team are covered in formal agreements or letters of offer. Each of these agreements makes provision for performance-related cash incentives (as disclosed above), other benefits and participation, where eligible, in the Company’s Stock Incentive Plan (as described above).

The base salary and incentive components of remuneration for the Managing Director and each of the executive management team are reviewed and determined annually by the Nomination, Remuneration and Evaluation Committee.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Details of the duration of executive employment, applicable notice periods and payments on termination provided for under the agreements are summarised below:

Managing Director

The Managing Director, D Tough, is employed under the terms of an Employment Agreement that provides for termination payments to be made in certain circumstances. In particular, the Company may terminate his employment within the first three years of service upon giving 18 months’ notice or payment in lieu, and at any time thereafter upon giving 12 months’ notice or payment in lieu. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated his employment and would be liable to make a termination payment equivalent to 18 months’ base salary and target annual incentive. In general, the Managing Director must give the Company at least six months’ notice of resignation.

Upon termination of employment for any reason, the Managing Director is prohibited from engaging in any activity that would compete with the Company for a period of 18 months if he terminates his employment within the first three years, and 12 months thereafter, in order to protect the Company’s business interests.

Other Senior Executives

Each of P Corke, R Jilla, W Reed, and W Reilly, all of whom are USA-based, is employed ‘at will’. These executives, once employed for more than 12 months, would, in general, receive payments upon early termination (other than for gross misconduct) equal to 12 months’ base salary plus certain other benefits. These executives would typically be expected to give the Company four weeks’ notice of resignation. In certain circumstances, such as a diminution of responsibility, the Company may be deemed to have terminated Mr Jilla’s appointment and would be liable to make a termination payment equivalent to 12 months’ base salary and target annual incentive.

W Heintz is a Europe-based executive and in the event of his termination without cause, he would receive severance calculated by taking into account: notice period in months; seniority in fractions of years; age in years and fractions of years; total annual remuneration; total bonus received in the year prior to termination; and the value of non-monetary benefits.

Details of the remuneration paid to the Managing Director and Senior Executives, being those with the most authority during the 2005 financial year, are set out in the following table.

MANAGING DIRECTOR AND SENIOR EXECUTIVES(1) OF THE COMPANY AND THE GROUP

	Fixed Salary A$	Annual Cash Incentive A$	Non-Salary Benefits (2) A$	Superannuation Contributions (3) A$	Options/Rights (4) A$	Total A$
D Tough (5) Group Managing Director and Chief Executive Officer	854,139	705,283	70,637	114,260	1,409,968	3,154,287
P Corke (5)	315,147	179,385	60,080	59,193	133,886	747,691
W Heintz (6)	365,737	129,230	220,903	117,218	181,757	1,014,845
R Jilla (5)	442,181	261,603	35,593	94,540	403,242	1,237,159
W Reed (5)	348,074	126,380	161,811	83,260	176,855	896,380
W Reilly (5)	321,794	183,122	36,255	62,329	133,886	737,386

(1)	The Executives included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.
(2)	Includes the cost to the Company of cash benefits such as motor vehicle and travel allowances, telephone expenses, cost of living and relocation allowances and executive insurance.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

(3)	Includes contributions to USA benefit or non-qualified pension plans or European pension plan, as applicable.
(4)	Includes a proportion of the fair value of options or PSRs granted or outstanding during the year. The fair value is determined as at grant and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

The fair value of options or PSRs is calculated at the date of the grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for the 2005 financial year are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	300,000	23/9/2002	23/9/2012	$2.66- $2.70	$6.97	$6.88	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2005	30/6/2007	$7.34 - $7.64	N/A	$7.78	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations and is based on an analysis of historical share price data.

(5)	US-based Executives paid in US$. The average exchange rate for the 2005 financial year is US$0.7610 = A$1.00.
(6)	Europe-based Executive paid in €. The average exchange rate for the 2005 financial year is €0.6204 = A$1.00.

Discontinued Executive and Employee Share Plans

The Company (when it was Pacific Dunlop Limited) historically operated two share plans for employees and Directors.

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”) - discontinued in 1996, and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”) – discontinued in 1994.

Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a period. While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Once restrictions cease, the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) or the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited.

The number of Executive Plan Shares outstanding at 30 June 2005 was 377,800 and as of 31 October 2005 was 361,500 shares. During the fiscal year, the amounts outstanding on 360,200 existing Executive Plan Shares were fully paid. From the end of the fiscal year through 31 October 2005, the amounts outstanding on an additional 16,300 Executive Plan Shares were fully paid.

Under Australian law, the Company is not required to disclose and does not otherwise disclose the number of Executive Plan Shares held by each executive officer individually, unless such executive officer is also a Director. There were no Executive Plan Shares held by Directors of Ansell Limited as of 30 June 2005.

In addition to the Executive Plan, the Company maintained an Employee Plan under which 135,614 fully paid Ordinary Shares were held as of 30 June 2005 by employees of the Company and 133,716 shares (including Ordinary Shares issued as bonus shares) were held as of 31 October 2005. The Employee Plan permitted eligible employees to acquire a number of shares in the Company. The shares were issued at market value payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company (provided that no loans will be made in contravention of applicable law, including Section 13(k) of the Securities Exchange Act of 1934) repayable, at latest, on cessation of employment. The US GAAP compensation cost component of this plan is zero for all years presented.

The shares are not transferable while a loan remains outstanding, but carry voting rights and entitlement to dividends (although dividends are applied in reduction of the loan).

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

During the 2004-2005 fiscal year, the loan liability of members in respect of 14,149 fully paid ordinary shares was discharged. From the end of the fiscal year through 31 October 2005 the loan liability in respect of an additional 1,898 fully paid shares was discharged.

The Company’s accounting policy in respect of the Employee Plan is to recognise the paid-up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount is recognised upon issue, apart from the capital paid-up on the shares, as the amount of the call payable is not known at the time of issue. Once a call has been made upon the shares and paid, the Company recognises the increase in paid-up capital. A loss of $13,801 pre tax in respect of the Employee Share Plan was recognised for the year 2004-2005, compared to a loss of $4,366 pre tax for the year 2003-2004 and in 2002-2003 a loss pre tax of $13,288.

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

The Board has for some time satisfied the recommendations of the ASX Corporate Governance Council and has incorporated its provisions in its periodic review of corporate governance practices.

The corporate governance section of the Company’s website, www.ansell.com. contains various material relating to corporate governance, including Board Charter, Committee Charters, Code of Conduct, Social Accountability Policy, core policies regarding dealing in securities and disclosures and other information.

Board Responsibilities

The Board has ultimate responsibility for setting policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders. The Board is accountable to shareholders for the performance of the Group.

The Board has the following responsibilities and functions, namely, to:

•	review and approve corporate strategies, budgets, plans and policies developed by management and evaluate performance of the Group against those strategies and plans in order to:

•	monitor the performance of functions delegated to the executive team including the progress of major capital expenditures, share buy-backs, acquisitions, divestitures and strategic commitments; and

•	assess the suitability of the Company’s overall strategies, business plans and resource allocation;

•	appoint a Chief Executive Officer for the ongoing management of the business and its strategies;

•	regularly evaluate the performance of the Chief Executive Officer and senior management and ensure appropriate executive succession planning is conducted;

•	monitor financial and business results (including the audit process) to understand at all times the financial position of the Group;

•	ensure regulatory compliance and maintain adequate risk management processes;

•	report to shareholders; and

•	implement a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally at least five times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

It is also the Company’s practice for Directors to visit some of the Company’s facilities in each year. During the 2005 financial year, Board meetings were held in conjunction with a visit to Ansell facilities in North America.

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

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Risk Management

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and

•	a process to identify and measure business risk.

The Company also has in place a system of internal controls for the identification and management of financial risk including a system of internal sign-offs to ensure the Company is in compliance with its legal obligations, including those which arise under the US Sarbanes-Oxley Act and the Corporations Act. In accordance with this system of internal sign-offs, the Chief Executive Officer and Chief Financial Officer have provided assurances to the Board that, having made appropriate enquiries, they have formed the opinion that:

•	the financial records of the Company and its controlled entities are maintained in accordance with the Corporations Act;

•	the Financial Report for the year ended 30 June 2005 has been prepared in accordance with the relevant accounting standards and gives a true and fair view, in all material respects, of the financial position and performance of the Company and its controlled entities; and

•	the risk management and internal compliance and control systems of the Company and its controlled entities are, in all material respects:

•	consistent with the policies adopted by the Board; and

•	operating effectively and efficiently.

Code of Conduct

The Company is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct consisting of both a Statement of Guiding Principles and Policies on Business Conduct, which aim to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on the guiding principles whereby the Company:

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

It is the Company’s policy to comply with the letter and spirit of all applicable laws, including those relating to employment, discrimination, health, safety, medical devices, consumer protection, privacy, intellectual property,

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Code of Conduct (continued)

antitrust, securities and the environment. The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group. No Director, officer, executive or manager of Ansell has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing. In addition, the Company has developed specific policies in relation to several of the matters covered in the Code of Conduct. These policies, along with the Code of Conduct are publicly available on the Company’s website, www.ansell.com.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. In keeping with the Company’s commitment to a strong culture opf ethics, a computer-based Code of Conduct training program was introduced during the year and implemented across the organisation globally. Employees and Directors are required to participate in the compliance training programs to ensure that they remain up to date regarding relevant legal and industry developments. Assistance is also available to clarify whether particular laws apply and how they may be interpreted.

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

The Company currently has seven Directors, one of whom is an Executive Director (the Chief Executive Officer who is also Managing Director). Five of the Non-executive Directors, including the Chairman, are considered to be “independent.”

The Board considers that, in addition to the Managing Director, Mr M J McConnell is not independent by virtue of his position as an officer of Shamrock Capital Advisors Inc., a related body corporate of Shamrock Holdings of California Inc. which had been a substantial shareholder until 22 October 2004. Mr McConnell will retire aat the conclusion of the 2005 Annual General Meeting.

Mr S P Gold, an alternate Director to Mr McConnell, also does not meet the Board’s definition of independence due to his financial interest in Trefoil International III L.P., a related body corporate of Shamrock Holdings Inc.

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

The Board periodically conducts a formal review of its performance. Such reviews include:

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

New Directors are nominated by the Board, as described below, and then stand for election at the next Annual General Meeting in order to be confirmed in office. The criteria for considering new candidates for the Board are set by the Nomination, Remuneration and Evaluation Committee. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

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

Dealings in Shares

The Company has adopted a policy on dealing in Ansell shares by Directors and employees generally which is publicly available on the Company’s website www.ansell.com.

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and the Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

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

The Board periodically reviews the charter of each Committee. These charters are publicly available on the Company’s website www.ansell.com.

The Board also delegates specific functions to ad hoc Committees of Directors on an “as needs” basis. The powers delegated to these Committees are set out in Board resolutions.

Senior executives attend Board and Committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

Audit Committee

The members of the Audit Committee during the year were all “independent” Non-executive Directors and comprised:

•	Mr L D Crandall (Chair from 9 August 2005);

•	Mr P L Barnes (Chair until 8 August 2005); and

•	Mr H J Elliott.

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

The Chief Executive Officer, Chief Financial Officer, Group Chief Accountant, Director - Internal Audit, other relevant Company officers (as required) and the principal external audit partner participate in meetings of the Committee.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Nomination, Remuneration and Evaluation Committee

The members of the Nomination, Remuneration and Evaluation Committee during the year and at the date of this Report were all Non-executive Directors and comprised:

•	P L Barnes (Chair from 9 August 2005);

•	Dr E D Tweddell (Chair until 4 August 2005);

•	R J Bell (from 9 August 2005);

•	M J McConnell (until 5 September 2005), and

•	H J Elliott (from 5 September 2005),

all of whom, with the exception of Mr McConnell, are “independent” Non-executive Directors.

This Committee’s charter provides for it to periodically review the structure and performance of the Board, Board Committees and individual Directors and to recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program.

The Committee also considers matters including succession and senior executive remuneration policy, including short- and long-term incentive plans and the Company’s recruitment, retention and termination policies, and advises the Board accordingly. The Committee makes recommendations to the Board regarding the specific remuneration of the Chief Executive Officer (including base pay, incentive payments, equity awards, retirement rights and service contracts). The remuneration of Non-executive Directors is a matter that is determined by the Board, although the Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.

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

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The external auditor attends the Annual General Meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the Report of Independent Registered Public Accounting Firm.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2005

	Board		Audit		Nomination, Remuneration and Evaluation
Directors	Held	Attd	Held	Attd	Held	Attd
E D Tweddell	7	7			4	4
P L Barnes	7	6	4	4	4	4
L D Crandall	7	7	4	4
H J Elliott	7	7	4	4
M J McConnell	7	7			4	4
D D Tough	7	7

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office.

6D EMPLOYEES

As of 30 June 2005 Ansell Limited employed 11,059 full time equivalent employees (11,530 as at 30 June 2004 and 12,013 as at 30 June 2003) .

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

The following is an analysis of the Group’s employees by geographic location (information regarding activities undertaken by employees is not available):

Location	2005	2004	2003
Americas
USA (including Mexico)	1,844	1,943	1,935
Canada	49	44	44
Asia Pacific
Australia	93	87	87
India	1,442	1,540	1,847
Malaysia	3,426	3,543	3,679
Sri Lanka	1,863	1,919	1,959
Thailand	1,962	2,033	2,030
Rest of Asia	6	6	9
Europe
Belgium	145	171	125
United Kingdom	133	157	172
France	47	51	66
Rest of Europe	49	36	60

Total	11,059	11,530	12,013

PART I

Item 6: Directors, Senior Management and Employees

6E SHARE OWNERSHIP

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2
P L Barnes	13,024
G L L Barnes	5,000
R J S Bell	116
L D Crandall	9,174
H J Elliott	10,032
M J McConnell	6,314
D D Tough	20,000	640,041
S P Gold (alternate to M J McConnell)	—

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.
2.	Beneficial Executive Share Options (525,000) and Performance Share Rights (PSRs) (115,041). These were granted upon Mr Tough’s appointment in May 2004.

No director holds more than one percent of the Company’s ordinary shares beneficially or of record.

Non-executive Directors’ Share Plan

Details of securities acquired on ASX on behalf of Non-executive Directors pursuant to the Ansell Non-executive Directors Share Plan at prevailing market prices during the financial year are set out below in accordance with ASX Listing Rule 10.15A.

Director	Number of shares acquired	Date of Acquisition	Acquisition Price A$
Mr P L Barnes	262 246 222 224	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14
Mr L D Crandall	234 221 199 201	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14
Mr H J Elliott	235 220 199 201	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14
Mr M J McConnell	1,557 1,460 1,327 1,334	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14
Dr E D Tweddell	670 629 570 575	17/09/2004 17/12/2004 16/03/2005 23/06/2005	$ $ $ $	8.68 9.26 10.24 10.14

PART I

Item 6: Directors, Senior Management and Employees

6E SHARE OWNERSHIP (continued)

Executives Share Ownership

The relevant interests of senior executives in the share capital of the Company as at the date of this Report, were:

	1	2	3
Mr P. Corke	2,772	—	18,334
Mr W. Heintz	8,333	—	26,667
Mr R. Jilla	6,000	300,000	50,001
Mr W. Reed	3,602	—	25,001
Mr W. Reilly	5,545	—	18,334

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.
2.	Beneficial Executive Share Options. Options were granted on 23 September 2002, have an exercise price of $6.97 and an expiry date of 23 September 2012. Tranches 1 & 2 have a fair value of $2.66 and Tranche 3 has a fair value of $2.70.
3.	Performance Share Rights (PSR’s). The award of a PSR by the Company entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR’s that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met. Grants of PSR’s to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur.

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

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest as at 30 September 2005 are as follows:

	No. of Fully Paid Shares	% of Issued Capital
Perpetual Investments	20,287,040	12.64%
Barclays Group	13,457,040	8.39%
Maple-Brown Abbott Ltd.	11,229,237	7.00%
Schroder Investment Management Australia Limited	8,476,446	5.28%

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

On 30 June 2005, 322,501 ADSs (equivalent to 1,290,004 Ordinary Shares, which represents approximately 0.8% of the Ordinary Shares then outstanding) were outstanding and held by 126 registered holders with addresses in the United States.

7B RELATED PARTY TRANSACTIONS

Refer to Notes 29 and 34 to the Financial Statements included in Item 18 for additional details of Related Party Transactions.

7C INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

PART I

Item 8 : Financial Information

8A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included herein as Item 18.

Refer to Note 27 to the Consolidated Financial Statements for details of legal proceedings.

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

	$A Ordinary Shares		US$ Per ADS(1)
Period	High	Low	High	Low
Last 5 Financial Years
Fiscal Year 2005	10.450	7.580	33.000	21.711
Fiscal Year 2004	7.900	5.840	22.810	15.500
Fiscal Year 2003	7.690	4.960	17.900	12.100
Fiscal Year 2002	7.010	3.400	15.310	6.550
Fiscal Year 2001	8.400	4.000	19.375	8.205

By Quarter 2005-2006
First Quarter	11.350	9.960	34.081	29.900

By Quarter 2004-2005
First Quarter	8.840	7.580	25.700	21.711
Second Quarter	9.300	8.740	28.880	25.510
Third Quarter	10.450	8.860	33.000	26.810
Fourth Quarter	10.270	9.000	32.180	27.150

By Quarter 2003-2004
First Quarter	6.950	5.840	18.310	15.500
Second Quarter	7.220	6.190	20.020	18.090
Third Quarter	7.170	6.320	22.220	19.260
Fourth Quarter	7.900	7.310	22.810	20.200

Last 6 Months
October 2005	11.590	10.050	34.700	31.321
September 2005	11.350	10.770	34.081	32.900
August 2005	10.980	9.740	32.800	29.900
July 2005	10.420	9.960	31.150	29.900
June 2005	10.270	9.260	32.180	27.850
May 2005	9.570	9.000	28.850	28.250

(1)	Each ADS represents four Ordinary Shares.

The total market capitalisation of Ansell Limited at 30 June 2005 was $1,606 million. The total market capitalisation of Ansell Limited at 31 October 2005, was $1,683 million and the closing price for Ansell Limited ordinary shares on the ASX on that date was $10.52.

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

Rule 5 permits the Company to issue shares and grant options for shares on such terms and with such rights and restrictions as decided by the Directors. The issue and terms of issue of preference shares must be approved by the Company’s shareholders in general meeting as required by the Corporations Act. It is currently proposed to insert a preference share article in the Constitution at the Company’s 2005 Annual General Meeting, which would permit the Directors to issue preference shares (including convertible or redeemable preference shares) without further reference to shareholders.

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

PART I

Item 10: Additional Information

10B	CONSTITUTION (continued)

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

There are no redemption or sinking fund provisions in the Constitution. However, as noted above, shareholder approval will be sought at the 2005 Annual General Meeting to insert a new article in the Constitution permitting the Company to issue preference shares which could include a right or obligation to be redeemed. Any amount of the issue price of a share that remains unpaid may, subject to any rights or restrictions attaching to a share, be called for payment by the Board pursuant to rule 10. However, once the full amount of the issue price of a share has been paid, a shareholder is not liable to contribute any further capital to the Company in respect of that share. The Company’s Constitution does not contain any provision discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares. The rights attaching to a class of shares may only be altered if shareholder approval is obtained in accordance with the procedure set out in rule 9 of the Constitution.

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

The Constitution contains no limitations on the rights to own securities. In the event of a partial or proportional takeover bid being made for shares in the Company, rule 69 requires that a resolution to approve the takeover scheme be passed at a general meeting of shareholders before any registration of a transfer giving effect to the proportional takeover can be made. The Constitution contains no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

In addition to the information contained above, the Corporations Act:

(a)	provides a code that regulates “takeovers” (changes in control) of Australian companies that applies, in general, where a shareholder becomes entitled to 20% or more of the issued shares of a company; and

(b)	provides for disclosure of share ownership once a person and his or her associates become entitled to 5% or more of the issued shares in a company.

PART I

Item 10: Additional Information

10B	CONSTITUTION (continued)

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

10D EXCHANGE CONTROLS

Except for restrictions on foreign exchange transactions with ministers and senior officials of the Government of Zimbabwe, the former Iraqi regime and the supporters of the former Milosevic regime, the Reserve Bank of Australia (“RBA”) does not inhibit the import and export of funds, and no permission is required by Ansell Limited for the movement of funds in and out of Australia. Under Part 4 of the Charter of the United Nations Act 1945 and the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) (“Regulations”), anybody holding financial or other assets of persons or entities listed as terrorists by either the Minister of Foreign Affairs in the Commonwealth Gazette or on the website of the Committee established by Resolution 1267 (1999) of the Security Council of the United Nations, is prohibited from dealing with those assets. It is also a criminal offence to make assets available to such persons or entities. The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) imposes a freeze on the financial resources of the previous government of Iraq, Saddam Hussein, other senior officials of his regime, and their immediate families. Accordingly, at the present time, remittance of any dividends, interest or other payment by Ansell Limited to non-resident holders of Ansell Limited’s securities in the United States is not restricted by exchange controls or other limitations, unless the non-resident holder is a person or entity listed by the Minister or on the Committee website under the Regulations.

Ansell Limited has 159,989,869 Ordinary Shares (excluding Employee Plan Shares, as defined in “Compensation of Directors and Executive Officers”) on issue as at 30 June 2005. Non-residents of Australia may freely hold and vote Ordinary Shares, subject to compliance with the Foreign Acquisitions and Takeovers Act 1975 of Australia (the “Foreign Takeovers Act”). Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Takeovers Act. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of rural land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

Since the Australian government’s Economic Statement of February 1992, the policy of the body which reviews foreign investment (the Foreign Investment Review Board) is that only acquisitions of shares in companies which have assets in excess of $50 million or where the acquisition proposal values the business at over $50 million, will require approval. Pursuant to the recent Free Trade Agreement between Australia and the US, an increased threshold for notification and approval of $800 million applies for US investors, except for investments in prescribed sensitive sectors, including the media, telecommunications, transport, and the supply or training of humans resources. The Corporations Act also regulates acquisitions giving rise to ownership of substantial amounts of a company’s shares.

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

PART I

Item 10: Additional Information

10D EXCHANGE CONTROLS (continued)

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

(iv)	will, in connection with any offer of such Rights, make such Rights generally transferable or consent to the transfer thereof by foreign investors not resident in Australia; and

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

PART I

Item 10: Additional Information

10D EXCHANGE CONTROLS (continued)

VOTING OF DEPOSITED SECURITIES (continued)

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

Item 10: Additional Information

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

During the year Ansell Limited paid a final unfranked dividend for the year ended 30 June 2004 of 7 cents per share on 14 October 2004 and an interim dividend for the year ended 30 June 2005 of 7 cents per share, franked to 57% for Australian tax purposes, on 8 April 2005.

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

Item 10: Additional Information

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

International Tax Reform

For completeness, as part of Australia’s reform of international tax arrangements, the Australian Government announced in the Federal Budget in May 2005 that the capital gains tax provisions are to be amended to provide conduit capital gains tax relief for non-resident inbound investors. The proposed reform provides capital gains tax relief for non-residents disposing of non-portfolio share interests in Australian entities. The amendments will not extend to the disposal of shares in Australian companies where the value of such an interest is wholly or principally attributable to Australian real property. The change will apply to the disposal of assets occurring on or after the date of Royal Assent of the amending legislation. The Government has foreshadowed that the legislation will be introduced in the 2005-2006 year. To date, no legislation has been released.

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

10E AUSTRALIAN TAXATION (continued)

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

PART I

Item 10: Additional Information

10F DIVIDENDS AND PAYING AGENTS

Not Applicable.

10G STATEMENT BY EXPERTS

Not Applicable.

10H DOCUMENTS ON DISPLAY

The documents referred to in this report can be inspected at the Company’s Head Office at 678 Victoria Street, Richmond, Victoria, Australia.

10I SUBSIDIARY INFORMATION

Not Applicable.

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, principally foreign exchange and interest rate related, to reduce its exposure to movements in foreign exchange rate and interest rate movements.

The Company has adopted certain principles in relation to derivative financial instruments:

(i)	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the Company;

(ii)	derivatives acquired must be able to be recorded on the Company’s treasury management systems, which contain extensive internal controls; and

(iii)	the Company predominantly does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service.

The Company follows the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as it does in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

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

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company does not trade in derivative financial instruments or hold them for speculative purposes.

FUTURE TRANSACTIONS

On a continuing basis, the Company monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions that may be covered are future cash flows of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored and may be modified from time to time. These transactions rarely exceed 12 months duration and hedge transactions the Company expects to occur in this time frame.

The following table shows the Company’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2005	2004	2003	2005	2004	2003
Exposures
Less than 1 year	—	—	—	—	(0.1)	1.9
Realized Swaps Deferred
Less than 1 year	—	0.7	0.4	—	—	—
1 to 2 years	(0.3)	0.7	0.8	—	—	—
2 to 5 years	(3.6)	4.9	0.9	—	—	—
Greater than 5 years	—	—	—	—	—	—

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate	Floating	Interest Rate Fixed Maturities			Non Interest Bearing	Total
			1 year or less	1 to 5 years (1)	Over 5 years
Net Financial Assets/(Liabilities) 2005%
Financial Assets
On-Balance Sheet
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables – trade	NA	—	—	—	—	170.8	170.8
Receivables – other	6.1%	66.8	—	—	—	44.8	111.6
Investments (excl. associated companies)	NA	—	—	—	—	59.0	59.0

Total Financial Assets 2005		134.8	111.9	—	—	322.0	568.7

Financial Liabilities
Recognised
Payables – trade	NA	—	—	—	—	106.8	106.8
Payables – other	NA	—	—	—	—	26.8	26.8
Bank overdraft	4.5%	0.3	—	—	—	1.1	1.4
Bank and other loans	5.1%	6.7	—	357.2	—	—	363.9
Provisions (including certain employee entitlements)	NA	—	—	—	—	50.1	50.1
Unrecognised
Net interest rate swaps	—	—	—	—	—	—	—

Total Financial Liabilities 2005		7.0	—	357.2	—	184.8	549.0

Net Financial Assets/(Liabilities) 2005		127.8	111.9	(357.2)	—	137.2	19.7

Net Financial Assets/(Liabilities) 2004%
Financial Assets
On-Balance Sheet
Cash on hand and at bank	1.1%	20.5	—	—	—	50.2	70.7
Short-term deposits	4.8%	231.8	—	15.6	—	—	247.4
Receivables – trade	N/A	—	—	—	—	183.0	183.0
Receivables – other	6.1%	62.8	—	—	—	46.5	109.3
Investments (excl. associated companies)	N/A	—	—	—	—	141.4	141.4

Total Financial Assets 2004		315.1	—	15.6	—	421.1	751.8

Financial Liabilities
Recognised
Payables – trade	N/A	—	—	—	—	124.1	124.1
Payables – other	N/A	—	—	—	—	38.6	38.6
Bank overdraft	1.5%	3.3	—	—	—	—	3.3
Bank and other loans	5.6%	321.2	—	101.7	—	—	422.9
Provisions (including certain employee entitlements)	N/A	—	—	—	—	41.0	41.0
Unrecognised
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	—	—	—

Total Financial Liabilities 2004		177.1	121.1	128.0	—	203.7	629.9

Net Financial Assets/(Liabilities) 2004		138.0	(121.1)	(112.4)	—	217.4	121.9

(1) Analysis of Fixed Rate Maturities 1 to 5 years
			1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	Total
2005
Bank & Other Loans			115.9	26.2	105.0	110.1	357.2

2004
Bank & Other Loans			101.7	—	—	—	101.7
Net Interest Rate Swaps			26.3	—	—	—	26.3

			128.0	—	—	—	128.0

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK (continued)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $47.4 million (2004 – $57.7 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 21 to the Financial Statements contained in Item 18.

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

(iii) Net Fair Value:

This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $3.5 million (2004 - $1.6 million) if all contracts were closed out on 30 June 2005.

	Face Value		Credit Risk		Net Fair Value
$ in millions	2005	2004	2005	2004	2005	2004
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	78.5	77.0	0.5	0.4	0.4	0.2
- Australian dollars	5.0	22.0	—	—	—	—
- Euro	20.7	19.9	—	—	(0.7)	—
- Other currencies	5.3	13.5	—	0.2	(0.1)	0.1
Cross Currency Swaps:
- U.S. dollars	23.7	53.8	0.9	1.9	0.9	1.9
Foreign Exchange Options
Zero Cost Collar:
- Euro/U.S. dollars	99.3	145.4	2.6	1.6	3.3	0.4
- U.S. dollars/Thai baht	16.5	21.5	0.4	0.1	(0.3)	(0.2)
- Australian dollars/U.S. dollars	6.0	11.3	—	0.4	—	0.6
- Canadian dollars/U.S. dollars	29.1	6.8	0.2	0.1	(0.1)	(0.1)
- GBP/U.S. dollars	0.9	8.5	—	—	—	—
- U.S. dollars/Euro	6.6	—	—	—	(0.2)	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	38.0	141.0	0.4	0.4	0.3	(1.2)
- Australian dollars	—	50.0	—	—	—	(0.1)

Total	329.6	570.7	5.0	5.1	3.5	1.6

From time to time in the ordinary course of business, the Company enters into forward exchange contracts to hedge a proportion of its purchase and sale commitments denominated in foreign currencies (principally US dollars). Hedge cover does not exceed 12 months.

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

	Foreign Exchange Related Contracts		Interest Rate Contracts		Foreign Exchange Options		Total
$ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Term
0 to 6 mths	0.5	0.6	—	—	2.1	1.1	2.6	1.7
6 to 12 mths	—	0.1	—	—	1.1	1.1	1.1	1.2
1 to 2 yrs	0.9	—	—	—	—	—	0.9	—
2 to 5 yrs	—	1.8	0.4	0.4	—	—	0.4	2.2

Total	1.4	2.5	0.4	0.4	3.2	2.2	5.0	5.1

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

PART II

Item 16

16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. L.D. Crandall, Chairman of the Company’s Audit Committee, is a financial expert and is independent as that term is defined.

16B CODE OF ETHICS

The Company has adopted a Code of Conduct which applies to Directors, executives, management and employees. The Code of Conduct is posted on the Company’s website – refer to Item 6C Board Practices for further details.

16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

Audit and Review of Financial Reports ($ in Thousands)	Consolidated		The Company
	2005	2004	2005	2004
Auditors of Ansell Limited and Australian entities – KPMG	1,050	1,013	1,050	927
Other Member firms of KPMG	1,564	1,423	—	—

Total	2,614	2,436	1,050	927

(b)	Audit-Related Fees

Other Audit and Assurance Services (including disposals and acquisitions) ($ in Thousands)	Consolidated		The Company
	2005	2004	2005	2004
Auditors of Ansell Limited and Australian entities – KPMG (1)	36	131	36	131
Other Member firms of KPMG (2)	70	77	—	—

Total	106	208	36	131

(1)	Includes audit of local statutory accounts and Ansell’s US GAAP financial statements and audit of a warranty claim in the prior year.
(2)	Includes the audit of defined benefit pension plans in the USA and the audit of local statutory accounts of foreign subsidiaries.

(c)	Tax Fees

Taxation and Other Services ($ in Thousands)	Consolidated		The Company
	2005	2004	2005	2004
Auditors of Ansell Limited and Australian entities – KPMG	30	40	30	40
Other Member firms of KPMG	43	150	—	—

Total	73	190	30	40

Represents fees for tax compliance services in respect of statutory lodgements.

(d)	All Other Fees

	Consolidated		The Company
($ in Thousands)	2005	2004	2005	2004
Auditors of Ansell Limited and Australian entities – KPMG	—	—	—	—
Other Member firms of KPMG	—	—	—	—

Total	—	—	—	—

(e)	The Audit Committee is required to approve in advance all audit and non-audit services provided by the Company’s external auditors. Non-audit services that are perceived to be materially in conflict with the role of auditor, should not be provided by the external auditor. These services are expected to include investigations and consulting advice and subcontracting of operational activities normally undertaken by management and where the external auditor may ultimately be required to express an opinion on its own work.

(f)	Not applicable.

PART II

Item 16

16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Period	Total Number of Shares Purchased	Average Price Paid per Share $A	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
1 December – 31 December 2004	16,847,345	9.20	16,847,345	Nil
21 July – 11 August 2005	14,669	10.07	14,669	Nil

The Company, on 30 April 2004, ceased buying back shares under the on-market buy back announced on 16 April 2003, after buying back 11,199,184 shares for a total outlay of $72.1 million representing 6% of ordinary shares issued on that date. On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million. No further purchases pursuant to this on-market buy-back were made in the current year.

At the Annual General Meeting held on 14 October 2004, shareholders approved an off-market buy-back for up to $155 million, under which 16,847,345 shares were bought back during the year, and also approved a further on-market buy-back for up to 10% of the Company’s shares. No purchases under the latter on-market buy-back have yet been made.

As a result of the off-market buy-back some shareholders were left with less than a marketable parcel of shares. To enable all shareholders with unmarketable parcels of shares to divest their shares at no transactional cost, the Company implemented on 21 July 2005 a minimum holding share buy-back offer. At the close of the offer on 11 August 2005, 14,669 shares had been bought back at a cost of $147,672.

PART II

Item 17 : Financial Statements

Not Applicable

Item 18 : Consolidated Financial Statements

STATEMENTS OF FINANCIAL PERFORMANCE

of Ansell Limited and its Controlled Entities as at 30 June 2005

			Consolidated
	Note		2005	2004	2003
			$m	$m	$m
Revenue
Total revenue	3		1,109.9	1,131.1	1,320.1
Expenses
Cost of goods sold			650.1	662.1	830.4
Selling, distribution and administration			277.8	289.8	310.3
Depreciation and amortisation			45.3	46.7	56.5
Write-down of assets			80.0	9.8	6.1

Total expenses, excluding borrowing costs			1,053.2	1,008.4	1,203.3
Borrowing costs	4	(a)	21.9	29.4	37.8

Profit from ordinary activities before income tax expense			34.8	93.3	79.3
Income tax expense attributable to ordinary activities	8		21.7	20.7	26.8

Net profit from ordinary activities after income tax expense			13.1	72.6	52.5
Outside equity interests in net profit after income tax	10		1.8	1.9	2.6

Net profit after income tax attributable to Ansell Limited shareholders	6		11.3	70.7	49.9

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations	6		(44.5)	(7.4)	(71.3)

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity			(44.5)	(7.4)	(71.3)

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	7		(33.2)	63.3	(21.4)

Earnings per share is based on net profit after income tax attributable to Ansell Limited shareholders
			cents	cents	cents
Basic earnings per share*	35		6.7	39.1	26.7
Diluted earnings per share	35		6.7	38.8	26.6

*	Basic earnings per share in the current period is 54.5 cents excluding the effect of the write-down of the investment in the South Pacific Tyres Partnership.

The above statements of financial performance should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

STATEMENTS OF FINANCIAL POSITION

of Ansell Limited and its Controlled Entities as at 30 June 2005

		Consolidated
	Note	2005	2004	2003
		$m	$m	$m
Current Assets
Cash on hand	11	0.2	0.9	0.6
Cash at bank and on deposit	11	218.7	306.9	285.4
Cash assets - restricted deposits	11	8.4	10.3	13.8
Receivables	12	214.1	228.7	262.4
Inventories	13	157.3	185.8	183.8
Other	14	14.4	16.4	15.0

Total Current Assets		613.1	749.0	761.0

Non-Current Assets
Receivables	12	68.3	63.6	57.0
Other financial assets	15	59.0	141.4	141.4
Property, plant and equipment	16	195.4	227.8	262.9
Intangible assets	17	246.2	293.4	324.5
Deferred tax assets	18	15.1	24.2	32.0
Other	19	2.1	—	—

Total Non-Current Assets		586.1	750.4	817.8

Total Assets		1,199.2	1,499.4	1,578.8

Current Liabilities
Payables	20	132.8	159.4	155.5
Interest bearing liabilities	21	34.3	190.2	151.8
Provisions	22	56.7	52.0	57.5
Current tax liabilities	22	2.3	2.6	3.1

Total Current Liabilities		226.1	404.2	367.9

Non-Current Liabilities
Payables	20	0.8	3.3	3.2
Interest bearing liabilities	21	331.0	236.0	320.0
Provisions	22	23.7	23.9	21.7
Deferred tax liabilities	22	14.8	20.2	21.5

Total Non-Current Liabilities		370.3	283.4	366.4

Total Liabilities		596.4	687.6	734.3

Net Assets		602.8	811.8	844.5

Equity
Contributed equity	5	1,232.8	1,383.9	1,448.3
Reserves	6	(296.6)	(275.6)	(268.9)
Accumulated losses	6	(342.5)	(306.7)	(345.7)

Total equity attributable to Ansell Limited shareholders		593.7	801.6	833.7
Outside equity interests	10	9.1	10.2	10.8

Total Equity		602.8	811.8	844.5

The above statements of financial position should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

STATEMENTS OF CASH FLOWS

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

			Consolidated
	Note		2005	2004	2003
			$m	$m	$m
Cash Flows Related to Operating Activities
Receipts from customers (excluding non-recurring and Accufix Research Institute)			1,128.6	1,155.9	1,357.0
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)			(955.8)	(950.6)	(1,159.9)

Net receipts from customers (excluding non-recurring and Accufix Research Institute)			172.8	205.3	197.1
Income taxes paid			(16.1)	(15.9)	(8.6)
Dividends received			—	—	2.6

Net cash provided by operating activities (excluding non-recurring and Accufix Research Institute)			156.7	189.4	191.1
Non-recurring payments to suppliers and employees			—	(7.1)	(26.8)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)			(3.9)	(3.1)	(2.7)

Net Cash Provided by Operating Activities	31	(a)	152.8	179.2	161.6

Cash Flows Related to Investing Activities
Payments for property, plant and equipment			(14.1)	(13.8)	(15.4)
Payments for brand names			—	—
Proceeds from sale of plant and equipment in the ordinary course of business			—	5.3	6.1
Loans repaid			—	3.4	4.2
Net loans to controlled entities	31	(c)	—	—	—
Proceeds from sale of other investments			1.4	—	9.1
Payments for other investments			—	(1.3)	—

Net Cash (Used in)/Provided by Investing Activities			(12.7)	(6.4)	4.0

Cash Flows Related to Financing Activities
Proceeds from borrowings			145.1	104.3	7.8
Repayments of borrowings			(171.5)	(140.9)	(86.9)

Net repayments of borrowings			(26.4)	(36.6)	(79.1)
Proceeds from issues of shares			5.0	1.0	1.0
Payments for share buy-back			(156.1)	(65.4)	(8.2)
Dividends paid			(24.7)	(32.7)	(1.7)
Interest received			8.5	9.0	8.0
Interest and borrowing costs paid			(23.3)	(28.7)	(37.8)

Net Cash Used in Financing Activities			(217.0)	(153.4)	(117.8)

Net (Decrease)/Increase in Cash Held			(76.9)	19.4	47.8
Cash at the beginning of the financial year			314.8	297.2	262.3
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year			(12.0)	(1.8)	(12.9)

Cash at the End of the Financial Year	31	(b)	225.9	314.8	297.2

The above statements of cash flows should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

INDUSTRY SEGMENTS

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	Operating Revenue			Operating Result
	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	551.6	545.2	624.9	81.3	74.2	62.9
Professional Healthcare	371.4	381.8	452.6	43.3	40.5	53.9
Consumer Healthcare	173.2	186.3	216.1	29.1	31.6	42.8

Total Ansell Healthcare	1,096.2	1,113.3	1,293.6	153.7	146.3	159.6
Unallocated items	13.7	17.8	26.5	(8.8)	(13.1)	(22.4)

Operating EBITA				144.9	133.2	137.2
Write-down of investment in South Pacific Tyres				(80.0)
Write-down of Ansell Healthcare assets/Discontinued
Businesses adjustments					(1.7)	(6.1)

EBITA				64.9	131.5	131.1
Goodwill amortisation				(20.5)	(21.4)	(25.3)

Earnings before Net Interest and Tax (EBIT)				44.4	110.1	105.8
Borrowing costs net of interest revenue				(9.6)	(16.8)	(26.5)

Operating Profit before Tax				34.8	93.3	79.3
Tax				(21.7)	(20.7)	(26.8)
Outside equity interests				(1.8)	(1.9)	(2.6)

Total Consolidated	1,109.9	1,131.1	1,320.1	11.3	70.7	49.9

REGIONS
Asia Pacific	162.9	168.2	173.7	38.9	41.4	35.9
Americas	527.0	544.7	656.0	68.2	65.0	80.2
Europe	406.3	400.4	463.9	46.6	39.9	43.5

Total Ansell Healthcare	1,096.2	1,113.3	1,293.6	153.7	146.3	159.6

	Assets Employed			Liabilities
	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	250.8	274.8	284.4	83.5	96.1	90.0
Professional Healthcare	230.9	277.4	310.8	62.6	68.1	63.9
Consumer Healthcare	88.5	110.4	111.5	21.1	37.2	39.4

Total Ansell Healthcare	570.2	662.6	706.7	167.2	201.4	193.3
Corporate Assets/Liabilities	155.5	225.3	247.8	429.2	486.2	541.0
Goodwill and Brand names	246.2	293.4	324.5
Cash	227.3	318.1	299.8

Total Consolidated	1,199.2	1,499.4	1,578.8	596.4	687.6	734.3

REGIONS
Asia Pacific	230.4	268.3	269.5	60.0	75.3	78.6
Americas	196.8	227.5	256.1	73.6	90.6	86.6
Europe	143.0	166.8	181.1	33.6	35.5	28.1

Total Ansell Healthcare	570.2	662.6	706.7	167.2	201.4	193.3

The above industry segments report should be read in conjunction with the accompanying notes, including Note 30.

Item 18 : Consolidated Financial Statements

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

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and the Americas, and markets these products globally.

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

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year with the exception of accounting for research and development costs - see Note 2.

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

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and rebates which are accrued at expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

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

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges. Material ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

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

Interest in Partnership

The consolidated entity’s 50% interest in the South Pacific Tyres Partnership is carried as an investment. The principal activity of the partnership is the manufacture and sale of tyres and related products.

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

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- 20 - 40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

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

Superannuation Contributions

The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 25. Employer contributions to these funds are charged against the operating profit as they are made. The Company and the controlled entities have no legal or constructive obligation to fund any deficit.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Ansell Limited Stock Incentive Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 26.

The consolidated entity has recorded a charge to the profit and loss for the current year of approximately $3.7 million based on the expected vesting of Performance Share Rights issued to executives pursuant to the Ansell Limited Stock Incentive Plan. Australian Accounting Standards do not currently require the recognition of compensation expense in relation to issuance of shares to employees, however the Company considers the recognition of such to be consistent with appropriate accounting criteria given the requirement for the recognition of such compensation under the Australian equivalents of International Financial Reporting Standards (AIFRS) which become effective from 1 July 2005.

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

(ii) derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

(iii) the consolidated entity predominantly does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivatives (continued)

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

These exposures are then monitored and may be modified from time to time. The foreign exchange transactions rarely exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 7 years.

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

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity does not trade in derivative financial instruments or hold them for speculative purposes.

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

Item 18 : Consolidated Financial Statements

2. CHANGE IN ACCOUNTING POLICY

Research and Development Costs

Expenditure on research and development is written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the product’s commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met, such costs are written off.

This is a change in policy from prior years when all research and development costs were written off in the period in which they were incurred. The impact of this change in policy on the current year’s results was to increase consolidated operating profit before income tax and non-current assets by $2.1 million.

3. TOTAL REVENUE

	Consolidated
$ in millions	2005	2004	2003
Revenue from the Sale of Goods	1,096.2	1,113.3	1,293.6
Revenues From Other Operating Activities
Interest Received or Due and Receivable
From related parties	4.0	3.5	3.3
From others	8.3	9.0	8.0

Total revenue from other operating activities	12.3	12.5	11.3

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	1.4	5.3	15.2

Total Revenue	1,109.9	1,131.1	1,320.1

Item 18 : Consolidated Financial Statements

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

	Consolidated
$ in millions	2005	2004	2003
(a) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:
Borrowing Costs
Interest Paid or Due and Payable:
To others	20.3	25.4	33.9
Other Borrowing Costs	1.6	4.0	3.9

Total Borrowing Costs	21.9	29.4	37.8
Depreciation
Buildings	1.5	1.1	1.8
Plant & equipment	21.9	22.7	27.7
Amortisation
Leasehold land and buildings	1.4	1.5	1.7
Goodwill	20.5	21.4	25.3
Research and Development Costs			12.8
Expensed as incurred	12.8	12.6	12.8
Net Bad Debts Expense	0.2	0.4	(0.6)
Amounts Set Aside to Provision for:
Doubtful trade debts	(0.1)	1.2	(2.5)
Employee entitlements	16.3	13.0	10.8
Rationalisation and restructuring costs	2.0	9.7	10.1
Accufix Pacing Lead related expenses	2.3	—	—
Rebates, allowances and warranty claims	6.9	9.6	11.5
Net foreign exchange loss	0.4	1.0	4.0
Profits Arising from the Sale of Property, Plant and Equipment	—	(0.8)	(0.3)
Losses Arising from Sale of Property, Plant and Equipment	0.1	—	0.2
Operating Lease Rentals	21.5	20.0	24.1
Write-down in Value of Inventories	(0.7)	3.7	5.9

(b) Individually significant items included in profit from ordinary activities before income tax expense
Write-down of investment in South Pacific Tyres partnership	(80.0)	—	—
Refund of sales tax	—	17.8	—
Write-down of Ansell Healthcare fixed assets	—	(8.8)	—
GNB Workers Compensation costs	—	(7.5)	—

(c) Auditors’ Remuneration ($ in Thousands)
Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,050	1,013	1,183
Other member firms of KPMG	1,564	1,423	1,661

	2,614	2,436	2,844

Other services:
Other audit and assurance services (including disposals and acquisitions)
Auditors of Ansell Limited and Australian entities - KPMG	36	131	259
Other member firms of KPMG	70	77	78
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	30	40	32
Other member firms of KPMG	43	150	90

Total other services	179	398	459

Total auditors’ remuneration	2,793	2,834	3,303

Item 18 : Consolidated Financial Statements

5. CONTRIBUTED EQUITY

	Consolidated
$ in millions	2005	2004	2003
Issued and Paid up Capital
160,125,483 (2004 - 176,310,916, 2003 - 185,917,580) ordinary shares, fully paid *	1,232.7	1,383.8	1,448.2
377,800 (2004 - 738,000, 2003 - 922,100) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1

Total Issued and Paid up Capital	1,232.8	1,383.9	1,448.3

* includes 135,614 (2004 - 149,763; 2003 - 210,679) shares issued in accordance with the Employee Share Plan.

Ordinary Shares Reconciliation
Balance at the beginning of the financial year	1,383.9	1,448.3	1,455.5
Increase in Contributed Equity:
Additional capital issued	5.0	1.0	1.0
Decrease in Contributed Equity:
Share buy-back (i)	(156.1)	(65.4)	(8.2)

Balance at the end of the financial year	1,232.8	1,383.9	1,448.3

(i)	Current year includes costs associated with the share buy-back of $1.1 million.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Refer to Section 2C of the Remuneration Report for details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

The Company, on 30 April 2004, ceased buying back shares under the on-market buy back announced on 16 April 2003, after buying back 11,199,184 shares for a total outlay of $72.1 million representing 6% of ordinary shares issued on that date. On 3 May 2004, the Company announced that it would undertake a further on-market buy-back of up to 12 million shares over the following 12 month period. As at 30 June 2004, the Company had bought back 198,288 shares for $1.47 million. No further purchases pursuant to this on-market buy-back were made in the current year.

At the Annual General Meeting held on 14 October 2004, shareholders approved an off-market buy-back for up to $155 million, under which 16,847,345 shares were bought back during the year, and also approved a further on-market buy-back for up to 10% of the Company’s shares. No purchases under the latter on-market buy-back have yet been made.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made. During the financial year, the amounts outstanding on 360,200 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 2,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 26 ‘Ownership-Based Remuneration Schemes’ for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 14,149 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

Item 18 : Consolidated Financial Statements

5. CONTRIBUTED EQUITY (CONTINUED)

Options

During the financial year 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of 500,000 options granted to the previous Managing Director under the Ansell Limited Stock Incentive Plan. Since the end of the financial year a further 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of the previous Managing Director’s remaining options.

As at the date of this report 825,000 unissued shares in the Company remain under option.

6. ACCUMULATED LOSSES AND RESERVES

	Consolidated
$ in millions	2005	2004	2003
Asset revaluation reserve	—	0.7	1.5
General reserve	4.1	3.3	1.8
Foreign currency translation reserve	(300.7)	(279.6)	(272.2)

Total Reserves	(296.6)	(275.6)	(268.9)
Accumulated losses	(342.5)	(306.7)	(345.7)

Total Accumulated Losses and Reserves	(639.1)	(582.3)	(614.6)

Movements during the year:

Asset Revaluation Reserve

Balance at beginning of the financial year	0.7	1.5	14.7
Transfer to retained profits	(0.7)	(0.8)	(13.2)

Balance at the end of the financial year	—	0.7	1.5

General Reserve

Balance at beginning of the financial year	3.3	1.8	2.7
Transfer from/(to) retained profits	0.8	1.5	(0.9)

Balance at the end of the financial year	4.1	3.3	1.8

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(279.6)	(272.2)	(193.6)
Transfers to retained profits	23.4	—	(7.3)
Exchange fluctuations on assets and liabilities held in foreign currencies
net loss on translation of net assets	(63.7)	(16.8)	(121.1)
net gain on hedge borrowings	19.2	9.4	49.8

Balance at the end of the financial year	(300.7)	(279.6)	(272.2)

Accumulated Losses
Balance at the beginning of the financial year	(306.7)	(345.7)	(417.0)
Transfer to/from reserves	(23.5)	(0.7)	21.4
Net profit after income tax attributable to Ansell Limited shareholders	11.3	70.7	49.9
Dividends provided for or paid	(23.6)	(31.0)	—

Balance at the end of the financial year	(342.5)	(306.7)	(345.7)

Nature and purpose of reserves

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Summary of Significant Accounting Policies Note 1.

Item 18 : Consolidated Financial Statements

7. TOTAL EQUITY RECONCILIATION

	Consolidated
$ in millions	2005	2004	2003
Total equity at the beginning of the financial year	811.8	844.5	876.0

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(33.2)	63.3	(21.4)
Transactions with owners as owners:
Contributions of equity	5.0	1.0	1.0
Share buy-back	(156.1)	(65.4)	(8.2)
Dividends	(23.6)	(31.0)	—
Total changes in outside equity interest	(1.1)	(0.6)	(2.9)

Total equity at the end of the financial year	602.8	811.8	844.5

8. INCOME TAX

	Consolidated
$ in millions	2005	2004	2003
Prima facie income tax expense calculated at 30% (2004: 30%) on profit from ordinary activities	10.4	28.0	23.8

Increased taxation arising from:
Write down of assets	24.0	2.9	2.3
Net restructuring costs	—	2.9	1.4
Write down of intergroup investments and intercompany balances	—	—	—
Goodwill amortisation	0.8	0.9	1.1
Income tax under provided in prior years	—	2.2	1.3
Net higher overseas tax rates	3.9	—	8.3

Reduced taxation arising from:
Net loss on sale of businesses and controlled entities	—	—	—
Income tax over provided in previous years	(1.6)	—	—
Investment and export incentive allowances	(3.5)	(6.8)	(6.7)
Net lower overseas tax rates	—	(0.9)	—
Other permanent differences*	(12.3)	(8.5)	(4.6)

Income tax expense attributable to profit from ordinary activities	21.7	20.7	26.8

Income tax expense attributable to operating profit is made up of:
Provision attributable to current year	21.0	17.2	0.7
(Over)/Under provision in respect of previous years	(1.6)	2.2	1.3
Provision attributable to future years
Deferred income tax liability	0.2	(1.5)	0.3
Future income tax benefit	2.1	2.8	24.5

	21.7	20.7	26.8

*	Includes recovery of tax losses not previously brought to account.

Item 18 : Consolidated Financial Statements

9. DIVIDENDS PAID OR DECLARED

	Consolidated
$ in millions	2005	2004	2003
Dividends paid
The following dividends were paid during the year to Ansell Limited shareholders:
A final unfranked dividend of 7 cents per share for the year ended 30 June 2004 (June 2003 - 11 cents unfranked; June 2002 – nil) was paid on 14 October 2004 (2003 - 9 October 2003)	12.4	20.4	—
An interim dividend of 7 cents per share franked to 57% for the year ended 30 June 2005 (June 2004 - 6 cents unfranked; June 2003 - nil) was paid on 8 April 2005 (2004 - 8 April 2004)	11.2	10.6	—

	23.6	31.0	—

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 10 cents per share unfranked, for the year ended 30 June 2005.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Dividend Franking Account

Following the payment of the interim dividend in April 2005 the balance of available franking credits in the franking account as at 30 June 2005 was nil (2004 - $2.7 million; 2003 - nil).

10. OUTSIDE EQUITY INTEREST

	Consolidated
$ in millions	2005	2004	2003
Outside equity interests comprise:
Contributed equity	2.1	2.1	2.1
Reserves	(4.8)	(3.0)	(2.2)
Retained profits at the beginning of the financial year	11.1	10.9	6.8
Profits for the year	1.8	1.9	2.6
Dividends paid/provided for during the year	(1.1)	(1.7)	(1.7)
Retained profits at the end of the financial year	11.8	11.1	10.9

Total Outside Equity Interests	9.1	10.2	10.8

11. CASH ASSETS

	Consolidated
$ in millions	2005	2004	2003
Cash on hand	0.2	0.9	0.6
Cash at bank	69.2	69.8	60.8
Short-term deposits	149.5	237.1	224.6

	218.9	307.8	286.0
Restricted deposits	8.4	10.3	13.8

Total Cash Assets	227.3	318.1	299.8

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

Item 18 : Consolidated Financial Statements

12. RECEIVABLES

	Consolidated
$ in millions	2005	2004	2003
Current
Trade debtors	191.8	204.7	218.2
Less provision for doubtful debts	5.8	6.7	6.9
Less provision for rebates, allowances and warranty claims	15.2	15.0	13.8

	170.8	183.0	197.5
Amounts owing by South Pacific Tyres partnership	0.6	0.5	7.6
Other amounts receivable	42.7	45.2	57.3

Total Current	214.1	228.7	262.4

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	66.2	62.3	55.1
Other amounts receivable	2.1	1.6	2.4
Less provision for doubtful debts	—	0.3	0.5

Total Non-Current	68.3	63.6	57.0

Total Receivables	282.4	292.3	319.4

Included in other amounts receivable are:
Loans to employees in relation to the employee share plan
- non-current	1.4	0.8	1.2

The reconciliations of provision for doubtful debts - trade are presented below:

	Consolidated
$ in millions	2005	2004	2003
Balance at the beginning of the financial year	6.7	6.9	17.5
Amounts charged/(released) to profit from operating activities	(0.1)	1.2	(2.5)
Amounts utilised for intended purposes	(0.1)	(1.3)	(7.4)
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.1)	(0.7)

Balance at the end of the financial year	5.8	6.7	6.9

13. INVENTORIES

	Consolidated
$ in millions	2005	2004	2003
At Cost
Raw materials	22.2	20.1	21.6
Work in progress	9.1	13.6	13.1
Finished goods	113.9	112.0	137.2
Other stock	1.4	2.2	1.4

Total Inventory at Cost	146.6	147.9	173.3

Net Realisable Value

Finished goods	10.7	37.9	10.5

Total Inventory at Net Realisable Value	10.7	37.9	10.5

Total Inventories	157.3	185.8	183.8

Item 18 : Consolidated Financial Statements

14. CURRENT ASSETS – OTHER

	Consolidated
$ in millions	2005	2004	2003
Prepayments	10.2	11.7	10.9
Engineering Spares	4.2	4.7	4.1

Total Current Assets - Other	14.4	16.4	15.0

15. OTHER FINANCIAL ASSETS (INVESTMENTS)

	Consolidated
$ in millions	2005	2004	2003
Other financial assets
Quoted on a prescribed stock exchange:
At market value	—	2.1	3.1
Not quoted on a prescribed stock exchange:
At cost	1.2	1.3	—
South Pacific Tyres N.Z. Ltd	21.4	21.6	21.9
Investment in Partnership
South Pacific Tyres	116.4	116.4	116.4
Less Provision for diminution in value	80.0	—

Total Other Financial Assets	59.0	141.4	141.4

(1) The Directors have adopted the cost basis of valuation in accordance with AASB 1041 ‘Revaluation of Non-Current Assets’

16. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
$ in millions	2005	2004	2003
(a) Freehold Land
At cost	11.4	12.6	13.4
(b) Freehold Buildings
At cost	35.6	37.7	39.8
Less provision for depreciation	12.0	11.7	11.9

	23.6	26.0	27.9

(c) Leasehold Land and Buildings
At cost	47.9	52.2	53.4
Less provision for amortisation	11.9	12.2	11.1

	36.0	40.0	42.3

(d) Plant and Equipment
At cost	373.6	400.6	436.3
Less provision for depreciation	254.8	260.2	266.1

	118.8	140.4	170.2

(e) Buildings and Plant under construction
At cost	5.6	8.8	9.1

Total property, plant and equipment	195.4	227.8	262.9

In accordance with the consolidated entity’s policy of obtaining an independent valuation of land and buildings every three years, a valuation was carried out as at 31 December 2003 by independent valuers. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2005, this resulted in a valuation of freehold land of $33,527,961 and a valuation of freehold buildings of $52,227,266.

As land and buildings are recorded at cost, the valuation has not been brought to account.

Item 18 : Consolidated Financial Statements

16. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated
$ in millions	2005	2004	2003
Freehold Land
Balance at the beginning of the financial year	12.6	13.4	16.3
Disposals/Write-downs	—	(1.5)	(0.6)
Net foreign currency differences on translation of self-sustaining operations	(1.2)	0.7	(2.3)

Balance at the end of the financial year	11.4	12.6	13.4
Freehold Buildings
Balance at the beginning of the financial year	26.0	27.9	38.0
Additions	0.1	0.1	0.1
Disposals/Write-downs	—	(2.0)	(3.4)
Transfer from capital works in progress	1.5	0.2	0.1
Depreciation	(1.5)	(1.1)	(1.8)
Net foreign currency differences on translation of self-sustaining operations	(2.5)	0.9	(5.1)

Balance at the end of the financial year	23.6	26.0	27.9
Leasehold Land and Buildings
Balance at the beginning of the financial year	40.0	42.3	50.5
Additions	0.4	0.1	0.8
Disposals/Write-downs	—	(0.2)	—
Transfers from capital works in progress	0.4	0.7	0.2
Amortisation	(1.4)	(1.5)	(1.7)
Net foreign currency differences on translation of self-sustaining operations	(3.4)	(1.4)	(7.5)

Balance at the end of the financial year	36.0	40.0	42.3
Plant and Equipment
Balance at the beginning of the financial year	140.4	170.2	215.8
Additions	3.3	3.9	5.4
Disposals/Write-downs	(0.3)	(9.7)	(3.7)
Transfers from capital works in progress	10.3	8.3	9.5
Depreciation	(21.9)	(22.7)	(27.7)
Net foreign currency differences on translation of self-sustaining operations	(13.0)	(9.6)	(29.1)

Balance at the end of the financial year	118.8	140.4	170.2
Buildings and Plant under construction
Balance at the beginning of the financial year	8.8	9.1	11.9
Additions	10.3	9.7	9.1
Transfers to property, plant & equipment	(12.2)	(9.2)	(9.8)
Net foreign currency differences on translation of self-sustaining operations	(1.3)	(0.8)	(2.1)

Balance at the end of the financial year	5.6	8.8	9.1

Item 18 : Consolidated Financial Statements

17. INTANGIBLE ASSETS

	Consolidated
$ in millions	2005	2004	2003
Brand Names
At cost	106.0	117.4	121.2

Goodwill
At cost	341.1	375.3	385.6
Less provision for amortisation	200.9	199.3	182.3

	140.2	176.0	203.3

Total Intangibles	246.2	293.4	324.5

18. DEFERRED TAX ASSETS

	Consolidated
$ in millions	2005	2004	2003
Future income tax benefit arising from:
Accumulated timing differences	15.1	23.6	26.0
Accumulated tax losses	—	0.6	6.0

	15.1	24.2	32.0

The Group has unrecognised capital tax losses relating to controlled entities of $342.4 million (2004 - $374.9 million; 2003 -$267.9 million). Future income tax benefits of $317.1 million (2004 - $363.9 million; 2003 - $380.4 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

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

(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax effect of temporary differences that give rise to significant portions of the future income tax benefit are presented below:

	Consolidated
$ in millions	2005	2004	2003
Trading stock tax adjustments	1.6	3.5	4.9
Provisions	10.4	17.0	18.1
Accruals	1.2	2.7	2.3
Accumulated tax losses	—	0.6	6.0
Other	1.9	0.4	0.7

Total temporary differences	15.1	24.2	32.0

19. NON-CURRENT ASSETS - OTHER

	Consolidated
$ in millions	2005	2004	2003
Research and development costs
Expenditure deferred in the current period	2.1	—	—
Provision for amortisation	—	—	—
Net foreign currency differences on translation of self-sustaining operations	—	—	—

	2.1	—	—

Item 18 : Consolidated Financial Statements

20. PAYABLES

	Consolidated
$ in millions	2005	2004	2003
Current
Trade creditors	106.8	124.1	130.1
Other creditors	26.0	35.3	25.4

Total Current	132.8	159.4	155.5

Non-Current
Other creditors	0.8	3.3	3.2

Total Non-Current	0.8	3.3	3.2

Total Payables	133.6	162.7	158.7

21. INTEREST BEARING LIABILITIES

	Consolidated
$ in Millions	2005	2004	2003
Current
Bank overdrafts	1.4	3.3	2.6
Bank loans repayable in:
Canadian dollars	5.3	—	5.6
Malaysian ringgits	—	7.0	9.2
Indian rupees	1.4	0.8	0.6
Other loans repayable in:
Australian dollars	—	50.0	—
U.S. dollars	26.2	129.1	133.8

Total Current	34.3	190.2	151.8

Non-Current
Bank loans repayable in:
U.S. dollars	229.5	101.6	—
Other loans repayable in:
Australian dollars	66.0	66.0	116.0
U.S. dollars	11.8	68.4	204.0
Japanese yen	23.7	—	—

Total Non-Current	331.0	236.0	320.0

Total Interest Bearing Liabilities	365.3	426.2	471.8

At 30 June 2005 bank overdraft and bank loans totalling $1.7 million (2004 - $1.4 million; 2003 - $1.7 million) were secured, principally against Group property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was extended to 30 April 2006. This facility can be accessed by the parent company and certain USA subsidiaries. US$175 million of the term facilities had been drawn down at 30 June 2005 (June 2004 - US$70 million; June 2003 – Nil) leaving an unused balance of the total facilities available for immediate use at that date of US$75 million.

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

Item 18 : Consolidated Financial Statements

21. INTEREST BEARING LIABILITIES (CONTINUED)

Nature of Borrowing	Amount	Interest Rate	Maturity Date
	$m	% p.a.
Bank Overdrafts
Indian rupees	0.3	4.50	At Call
United States dollars	1.1	4.00	At Call

Total Bank Overdrafts	1.4

Bank Loans
Current
Canadian dollars	5.3	3.89	2006
Indian rupees	1.4	4.50	2006

	6.7

Non-Current
United States dollars	26.2	3.99	2008
United States dollars	105.0	4.82	2009
United States dollars	72.1	5.27	2010
United States dollars	26.2	5.28	2012

	229.5

Total Bank Loans	236.2

Other Loans
Current
United States dollars	26.2	4.03	2006

	26.2

Non-Current
Australian dollars	50.0	6.72	2007
Australian dollars	16.0	7.96	2007
Japanese Yen	23.7	3.61	2007
United States dollars	11.8	4.26	2010

	101.5

Total Other Loans	127.7

Total Interest Bearing Liabilities	365.3

Maturity Schedule
Term to maturity:
Within one year	34.3
One to two years	89.7
Two to three years	26.2
Three to four years	105.0
Four to five years	83.9
Greater than five years	26.2

Total	365.3

	Consolidated
$ in Millions	2005	2004	2003
Net Interest Bearing Debt
Current interest bearing liabilities	34.3	190.2	151.8
Non-current interest bearing liabilities	331.0	236.0	320.0
Cash at bank and short-term deposits	(218.7)	(306.9)	(285.4)

Net interest bearing debt	146.6	119.3	471.8

Item 18 : Consolidated Financial Statements

22. PROVISIONS

	Consolidated
$ in Millions	2005	2004	2003
Current
Provision for employee entitlements	26.4	17.1	17.7
Provision for contingencies	4.1	4.6	4.8
Provision for rationalisation and restructuring costs	12.4	13.1	13.5
Provision for Accufix Pacing Lead related expenses	8.9	11.2	14.5
Provision for claims	4.9	6.0	7.0

	56.7	52.0	57.5
Provision for income tax	2.3	2.6	3.1

Total Current	59.0	54.6	60.6

Non-Current
Provision for employee entitlements	23.7	23.9	21.7
Provision for deferred income tax	14.8	20.2	21.5

Total Non-Current	38.5	44.1	43.2

Total Provisions	97.5	98.7	103.8

Reconciliations	of the carrying amount of each class of provision, except for employee entitlements, are set out below:

	Consolidated
$ in Millions	2005	2004	2003
Provision for contingencies
Balance at the beginning of the financial year	4.6	4.8	4.8
Net foreign currency differences on translation of self-sustaining operations	(0.5)	(0.2)	(0.4)

Balance at the end of the financial year	4.1	4.6	4.8

Provision for rationalisation and restructuring
Balance at the beginning of the financial year	13.1	13.5	30.0
Amounts charged to profit from operating activities	2.0	9.7	10.1
Amounts utilised for intended purposes	(2.7)	(10.1)	(25.7)

Balance at the end of the financial year	12.4	13.1	13.5

Provision for Accufix Pacing Lead related expenses
Balance at the beginning of the financial year	11.2	14.5	18.6
Amounts charged to profit after tax from operating activities	2.3	—	—
Amounts utilised for intended purposes	(3.9)	(3.1)	(2.7)
Net foreign currency differences on translation of self-sustaining operations	(0.7)	(0.2)	(1.4)

Balance at the end of the financial year	8.9	11.2	14.5

Provision for claims (Captive Insurance Company)
Balance at the beginning of the financial year	6.0	7.0	10.9
Amounts utilised for intended purposes	(1.1)	(1.0)	(2.1)

Balance at the end of the financial year	4.9	6.0	8.8

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

	Consolidated
$ in Millions	2005	2004	2003
Depreciation on plant adjustments	(0.3)	1.8	9.3
Amortisation of Intangible Assets	10.2	12.4	13.5
Other	4.9	6.0	(1.3)

Total	14.8	20.2	21.5

Item 18 : Consolidated Financial Statements

22. PROVISIONS (CONTINUED)

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Consolidated
Employee Entitlements	2005	2004	2003
Assumed rate of increase in wage and salary rates	4.0%	2.0%	3.4%
Discount rate	1.3%	4.1%	1.7%
Settlement term (years)	10-15	10-15	10-15
Number of employees at year end	11,059	11,530	12,013

23. DISSECTION OF LIABILITIES

	Consolidated
$ in Millions	2005	2004	2003
Secured
Bank overdrafts	0.3	0.6	1.1
Bank loans	1.4	0.8	0.6
Unsecured
Bank overdrafts	1.1	2.7	1.5
Bank loans	234.8	108.6	14.8
Other loans	127.7	313.5	453.8
Trade creditors	106.8	124.1	130.1
Other creditors	26.8	38.6	28.6
Provisions (as per Note 22)	97.5	98.7	103.8

Total Unsecured Liabilities	594.7	686.2	732.6

Total Liabilities	596.4	687.6	734.3

24. EXPENDITURE COMMITMENTS

	Consolidated
$ in Millions	2005	2004	2003
(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:
Plant and equipment	0.9	—	0.2

	0.9	—	0.2

Payable within one year	0.9	—	0.2
(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	9.5	11.8	14.0
One year or later and no later than five years	27.0	30.1	33.3
Later than five years	9.5	14.4	11.1

	46.0	56.3	58.4

The Group leases property under operating leases expiring from one to fifteen years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.

Item 18 : Consolidated Financial Statements

25. SUPERANNUATION

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

$ in millions Defined Benefit Plan	2005				2004
	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits	Assets	Accrued benefits	Excess / (Deficiency)	Vested benefits
Plan sponsored by the Company
Equipsuper Superannuation Fund	16.6	16.4	0.2	16.4	37.4	26.7	10.7	22.5
Plans sponsored by other entities in the consolidated entity
Ansell Cash Balance Pension Plan	29.9	40.4	(10.5)	39.2	33.0	44.0	(11.0)	42.7
Ansell Healthcare Products Inc.
Union Retirement Plan	7.6	10.8	(3.2)	10.8	7.8	12.0	(4.2)	12.0
Ansell Cash Balance Restoration Plan	—	1.3	(1.3)	1.2	—	1.3	(1.3)	1.3

Total for plans sponsored by the consolidated entity	54.1	68.9	(14.8)	67.6	78.2	84.0	(5.8)	78.5

Equipsuper Superannuation Fund

Country	Australia
Benefit type	Defined benefit/ Accumulation
Basis of contribution	Balance of Cost/Defined Contribution
Date of last actuarial valuation	30/06/2004
Actuary	Mercer Human Resource Consulting Pty. Ltd.

Effective 1 April 2004 members were transferred out of the Pacific Dunlop Superannuation Fund to Equipsuper (an independent Superannuation Fund). Plan net assets and vested benefits attributable to Ansell Limited employees have been calculated at 30 June 2004, being the date of the most recent financial statements of the plan. Accrued benefits are based on an actuarial valuation undertaken at 30 June 2004.

Ansell Cash Balance Pension Plan
Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

Ansell Healthcare Products Inc. Union Retirement Plan

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Statutory Funding Requirements
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

Ansell Cash Balance Restoration Plan

Country	USA
Benefit type	Defined Benefit
Basis of contribution	Contributions equal benefits paid
Date of last actuarial valuation	31/03/2005
Actuary	Retirement Plan Actuaries, Inc

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds. In accordance with the various Trust Deeds, the Company and their controlled entities are under no legal or constructive obligation to make up any shortfall in the plans’ assets to meet payments due to employees and accordingly no provision has been raised for the deficiencies at 30 June 2005. The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

Item 18 : Consolidated Financial Statements

25. SUPERANNUATION (CONTINUED)

Definitions

Balance of cost:	The consolidated entity’s contribution is assessed by the actuary by taking into account the members’ contribution and the values of the assets.
Defined contribution:	The consolidated entity’s contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.
Accrued benefits:	The present value of benefits which the fund is presently obliged to transfer in the future to to members and beneficiaries as a result of membership of the fund to the calculation date.
Vested benefits:	Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to all funds are as follows:

	Consolidated
$ in millions	2005	2004	2003
Contributions to defined benefit funds during the year	5.0	4.8	10.7
Contributions to accumulation funds during the year	4.9	6.2	1.5

Following the transfer of the members and assets of the Pacific Dunlop Superannuation Fund to Equipsuper, the Company received $8.6 million related to the utilisation of surplus assets.

26. OWNERSHIP-BASED REMUNERATION SCHEMES

Ansell Limited Stock Incentive Plan

The Company only operates one equity incentive plan, the Ansell Limited Stock Incentive plan. Details of the operation of the Plan and the details and number of Performance Share Rights (PSRs) and options granted during the year are set out in Item 6B Compensation.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration (as disclosed in the Item 6B Compensation and Note 29 Director and Executive Disclosures) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2005 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	300,000	23/9/2002	23/9/2012	$2.66 -$ 2.70	$6.97	$6.88	5.3%	0.0%
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	6.1%	2.0%
PSRs	437,500	19/2/2003	30/6/2005	$6.07	N/A	$6.07	N/A	0.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2005	30/6/2007	$7.34 - $7.64	N/A	$7.78	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations and is based on an analysis of historical share price data.

Options - Generally

As at the date of this report 825,000 unissued ordinary shares in the Company remain under option.

Item 18 : Consolidated Financial Statements

26. OWNERSHIP-BASED REMUNERATION SCHEMES (CONTINUED)

Discontinued Executive and Employee Share Plans

The Company (when it was Pacific Dunlop Limited) historically operated two share plans for employees and Directors of the consolidated entity:

•	the Pacific Dunlop Executive Share Plan (“Executive Plan”) - discontinued in 1996, and

•	the Pacific Dunlop Employee Share Plan (“Employee Plan”) - discontinued in 1994.

The Employee Plan permitted eligible employees to acquire a number of shares in the Company. The shares were issued at market value, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan).

Shares issued under the Executive Plan to selected employees (“Executives”) were paid up to 5 cents and were subject to restrictions for a period. While partly paid, the shares are not transferable, carry no voting rights and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Once restrictions ceased the price payable upon a call being made is the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company’s ordinary shares on Australian Stock Exchange Limited.

The Company’s accounting policy in respect of the Employee Plan was to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $13,801 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2005 (2004 - $4,366 pre-tax; 2003 - $13,288 pre-tax).

The market price of the Company’s shares as at 30 June 2005 was $10.04.

Item 18 : Consolidated Financial Statements

27. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

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

As at 30 June 2005, the balance of the provisions made for settlements in relation to claims (as disclosed in Note 22) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 30 June 2005, there were approximately nine product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including the Ansell Group Companies, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against an Ansell Group Company. The relevant Ansell Group Companies are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the Group, however they are not considered to have a material potential impact on the Group results either individually or on an aggregate basis.

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

The Ansell Group has requested that the Court reconsider its decision and the Court has denied that request. The Ansell Group has filed an appeal to the appropriate court. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised Company (Exide Technologies, Inc) the Ansell Group expects to recover only stock in that Company. The ultimate amount of the Ansell Group’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Item 18 : Consolidated Financial Statements

28. FINANCIAL INSTRUMENTS

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

Interest Rate Risk

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

Net Financial Assets/(Liabilities)

			Fixed Interest maturing in:			Non Interest Bearing	Total
$ in millions	Weighted Average Effective Interest Rate %	Floating	1 year or less	1 to 5 years	Over 5 years
Financial Assets 2005
Recognised
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables – trade	NA	—	—	—	—	170.8	170.8
Receivables – other	6.1%	66.8	—	—	—	44.8	111.6
Investments	NA	—	—	—	—	59.0	59.0

Total Financial Assets 2005		134.8	111.9	—	—	322.0	568.7

Financial Liabilities 2005
Recognised
Payables - trade	NA	—	—	—	—	106.8	106.8
Payables - other	NA	—	—	—	—	26.8	26.8
Bank overdraft	4.5%	0.3	—	—	—	1.1	1.4
Bank and other loans	5.1%	6.7	—	357.2	—	—	363.9
Provision for employee entitlements	NA	—	—	—	—	50.1	50.1

Total Financial Liabilities 2005		7.0	—	357.2	—	184.8	549.0

Net Financial Assets/(Liabilities) 2005		127.8	111.9	(357.2)	—	137.2	19.7

Financial Assets 2004
Recognised
Cash on hand and at bank	1.1%	20.5	—	—	—	50.2	70.7
Short-term deposits	4.8%	231.8	—	15.6	—	—	247.4
Receivables - trade	NA	—	—	—	—	183.0	183.0
Receivables - other	6.1%	62.8	—	—	—	46.5	109.3
Investments	NA	—	—	—	—	141.4	141.4

Total Financial Assets 2004		315.1	—	15.6	—	421.1	751.8

Financial Liabilities 2004
Recognised
Payables - trade	NA	—	—	—	—	124.1	124.1
Payables - other	NA	—	—	—	—	38.6	38.6
Bank overdraft	1.5%	3.3	—	—	—	—	3.3
Bank and other loans	5.6%	321.2	—	101.7	—	—	422.9
Provision for employee entitlements	NA	—	—	—	—	41.0	41.0
Unrecognised
Net interest rate swaps	2.0%	(147.4)	121.1	26.3	—	—	—

Total Financial Liabilities 2004		177.1	121.1	128.0	—	203.7	629.9

Net Financial Assets/(Liabilities) 2004		138.0	(121.1)	(112.4)	—	217.4	121.9

Item 18 : Consolidated Financial Statements

28. FINANCIAL INSTRUMENTS (CONTINUED)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $47.4 million (2004 - $57.7 million; 2003 - $64.4 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument. A separate analysis of debt by currency can be found at Note 21 - Interest Bearing Liabilities.

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

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been $3.5 million (2004 - $1.6 million; 2003 – ($11.1) million), if all contracts were closed out on 30 June 2005.

	Face Value			Credit Risk			Net Fair Value
$ in millions	2005	2004	2003	2005	2004	2003	2005	2004	2003
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	78.5	77.0	112.0	0.5	0.4	0.3	0.4	0.2	(0.4)
- Australian dollars	5.0	22.0	47.5	—	—	1.8	—	—	1.8
- Euro	20.7	19.9	—	—	—	—	(0.7)	—	—
- Other currencies	5.3	13.5	44.8	—	0.2	—	(0.1)	0.1	(0.9)
Cross Currency Swaps:
- U.S. dollars	23.7	53.8	69.4	0.9	1.9	2.7	0.9	1.9	2.7
Foreign Exchange Options
Zero Cost Collar
- Euro/U.S. dollars	99.3	145.4	103.5	2.6	1.6	0.8	3.3	0.4	(2.6)
- U.S. dollars/Thai baht	16.5	21.5	—	04	0.1	—	(0.3)	(0.2)	—
- Australian dollars/U.S. dollars	6.0	11.3	—	—	0.4	—	—	0.6	—
- Canadian dollars/U.S. dollars	29.1	6.8	—	0.2	0.1	—	(0.1)	(0.1)	—
- GBP/U.S. dollars	0.9	8.5	—	—	—	—	—	—	—
- U.S. dollars/Euro	6.6	—	—	—	—	—	(0.2)	—	—
Premium Paid (Put)
- Euro/U.S. dollars	—	—	19.8	—	—	0.2	—	—	0.2
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	38.0	141.0	369.4	0.4	0.4	0.3	0.3	(1.2)	(10.9)
- Australian dollars	—	50.0	100.0	—	—	—	—	(0.1)	(1.0)

Total	329.6	570.7	866.4	5.0	5.1	6.1	3.5	1.6	(11.1)

Item 18 : Consolidated Financial Statements

28. FINANCIAL INSTRUMENTS (CONTINUED)

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

	Foreign Exchange			Interest Rate			Foreign Exchange
	Related Contracts			Contracts			Options			Total
$ in millions	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Term:
0 to 6 mths	0.5	0.6	2.1	—	—	0.3	2.1	1.1	0.4	2.6	1.7	2.8
6 to 12 mths	—	0.1	—	—	—	—	1.1	1.1	0.6	1.1	1.2	0.6
1 to 2 yrs	0.9	—	0.2	—	—	—	—	—	—	0.9	—	0.2
2 to 5 yrs	—	1.8	2.5	0.4	0.4	—	—	—	—	0.4	2.2	2.5

Total	1.4	2.5	4.8	0.4	0.4	0.3	3.2	2.2	1.0	5.0	5.1	6.1

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

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange
$ in millions	2005	2004	2003	2005	2004	2003
Anticipated Exposures
Less than 1 year	—	—	—	—	(0.1)	1.9
Realised Swaps Deferred
Less than 1 year	—	0.7	0.4
1 to 2 years	(0.3)	0.7	0.8
2 to 5 years	(3.6)	4.9	0.9

Item 18 : Consolidated Financial Statements

29. DIRECTOR AND EXECUTIVE DISCLOSURE

Total remuneration

The total remuneration of all directors of Ansell Limited and specified executives of the consolidated entity for the 2005 and 2004 financial years is as follows:

Specified Directors of Ansell Limited

	Primary		Post Employment	Equity	Other Benefits
	Fees, cash salary, bonus and non- salary benefits	Non- monetary benefits	Superannuation Contributions	Notional value of equity compensation	Termination payments	Total
	$	$	$	$	$	$
2005	2,203,809	36,055	165,898	1,409,968	—	3,815,730
2004 (a)	1,984,875	—	408,320	537,500	2,895,566	5,826,261

Specified Executives of the consolidated entity

	Primary		Post Employment	Equity	Other Benefits
	Cash salary, bonus and non-salary benefits	Non- monetary benefits	Superannuation Contributions	Notional value of equity compensation	Termination payments	Total
	$	$	$	$	$	$
2005	3,495,806	—	441,395	1,056,489	752,784	5,746,474
2004 (a)	2,886,724	—	424,791	900,413	—	4,211,928

(a)	Prior year information has been restated to enhance comparability.

Details of remuneration

Details of the remuneration of all directors of Ansell Limited for the 2005 financial year is set out in the following table:

	Primary		Post Employment	Equity
	Cash salary, bonus and non- salary benefits	Non-Monetary Benefits (1)	Superannuation Contributions (2)	Notional value of equity compensation	Total
	$	$	$	$	$
Non-executive
P L Barnes	91,875	1,287	8,269	—	101,431
L D Crandall	82,500	17,690	7,425	—	107,615
H J Elliott	82,500	—	7,425	—	89,925
M J McConnell	82,500	16,034	7,425	—	105,959
E D Tweddell	234,375	1,044	21,094	—	256,513
Executive
D. Tough (appointed CEO and Managing Director 1 July 2004)	1,630,059	—	114,260	1,409,968	3,154,287

Total all specified Directors	2,203,809	36,055	165,898	1,409,968	3,815,730

(1)	Includes spouse travel incurred in accompanying the Director while on Company business.
(2)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.

Item 18 : Consolidated Financial Statements

29. DIRECTOR AND EXECUTIVE DISCLOSURE (CONTINUED)

Details of remuneration (continued)

Details of the remuneration of all directors of Ansell Limited for the 2004 financial year is set out in the following table:

	Primary		Post Employment	Equity	Other Benefits
	Cash salary, bonus and non-salary benefits	Non-monetary benefits	Superannuation Contributions	Notional value of equity compensation	Termination payments	Total
	$	$	$	$	$	$
Non-executive
E. D. Tweddell	234,375		21,094			255,469
P. L. Barnes	91,875		8,287			100,162
L. D. Crandall	82,500		7,425			89,925
H. J. Elliott	82,500		7,425			89,925
S. P. Gold (resigned 16 April 2004)	65,625		5,906			71,531
M. J. McConnell (appointed 16 April 2004)	17,187		1,547			18,734
Executive
H. Boon (CEO and Managing Director) (retired 30 June 2004)	1,410,813		356,636	537,500	2,895,566	5,200,515

Total all specified Directors	1,984,875		408,320	537,500	2,895,566	5,826,261

Details of the remuneration of each of the specified executives of the consolidated entity for the 2005 financial year are set out in the following table:

	Primary		Post Employment	Equity	Other Benefits
	Cash salary, bonus and non-salary benefits	Non-monetary benefits	Superannuation Contributions	Notional value of equity compensation	Termination payments	Total
	$	$	$	$	$	$
P Corke	554,612		59,193	133,886	—	747,691
W Heintz	715,870		117,218	181,757	—	1,014,845
R Jilla	739,377		94,540	403,242	—	1,237,159
P Soszyn (1)	308,511		24,855	26,863	752,784	1,113,013
W Reed	636,265		83,260	176,855	—	896,380
W Reilly	541,171		62,329	133,886	—	737,386

Total all specified executives	3,495,806		441,395	1,056,489	752,784	5,746,474

(1)	Ceased employment 28 February 2005.

Item 18 : Consolidated Financial Statements

29. DIRECTOR AND EXECUTIVE DISCLOSURE (CONTINUED)

Details of remuneration (continued)

Details of the remuneration of each of the specified executives of the consolidated entity for the 2004 financial year are set out in the following table:

	Primary		Post Employment	Equity	Other Benefits
Name	Cash salary, bonus and non-salary benefits	Non-monetary benefits	Superannuation Contributions	Notional value of equity compensation	Termination payments	Total
	$	$	$	$	$	$
W. Heintz	837,293		125,923	152,988		1,116,204
R. Jilla	620,415		93,910	407,732		1,122,057
N. O’Donnell	290,145		39,004	99,176		428,325
W. Reed	517,278		87,469	142,945		747,692
W. Reilly	496,747		66,173	97,572		660,492
D. Tough (appointed as an executive 11 May 2004 and CEO and Managing Director 1 July 2004)	124,846		12,312			137,158

Total all specified executives	2,886,724		424,791	900,413		4,211,928

Equity Instruments

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Held at 1 July 2004	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2005
Specified directors
E. D. Tweddell	34,220	2,444	—	20,000	16,664
P. L. Barnes	11,685	954	—	—	12,639
L. D. Crandall	8,108	855	—	—	8,963
H. J. Elliott	8,976	855	—	—	9,831
S. P. Gold (b) (alternate to M. J. McConnell)	16,444,079	—	—	16,444,079	—
M. J. McConnell	26,406	5,678	—	26,730	5,354
D. Tough	—	20,000	—	—	20,000
Specified executives
P. Corke	8,333	—	13,333	5,561	16,105
W. Heintz	8,333	—	18,333	—	26,666
R. Jilla	6,000	—	16,666	—	22,666
W. Reed	3,602	—	18,333	5,453	16,482
W. Reilly	5,545	—	13,333	3,965	14,913
P. Soszyn	8,333	—	13,333	16,897	4,769

Item 18 : Consolidated Financial Statements

29. DIRECTOR AND EXECUTIVE DISCLOSURE (CONTINUED)

(a) Includes shares purchased on market pursuant to the Non-executive Directors’ Share Plan.

(b) Mr Gold had an indirect non-beneficial interest in 16,428,840 shares at 1 July 2004 by virtue of a 10 per cent limited partnership interest in Trefoil International III, L.P., which is a related body corporate of Shamrock Holdings of California Inc a substantial shareholder of Ansell Limited as at 30 June 2004. During the year ended 30 June 2005 Shamrock Holdings divested its shareholding in Ansell Limited.

Service Agreements

The Company has no service agreements with the Non-executive Directors.

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

30. NOTES TO THE INDUSTRY SEGMENTS REPORT

(a) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $196.8 million (2004 - $216.3 million; 2003 - $258.2 million) and Americas - $219.9 million (2004 - $233.0 million; 2003 - $254.7 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

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

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia	Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe – principally a sales region with one manufacturing facility in the UK.

Sales revenue in Australia during 2005 were $109.5 million (2004 - $108.3 million; 2003 - $86.0 million). The only material foreign country in terms of sales revenue is United States of America with revenue of $453.4 million in 2005 (2004 - $472.8 million; 2003- $582.0 million).

Item 18 : Consolidated Financial Statements

30. NOTES TO THE INDUSTRY SEGMENTS REPORT (CONTINUED)

	2005	2004	2003
	$m	$m	$m
(f) Segment Capital Expenditure
Occupational Healthcare	5.1	5.4	3.2
Professional Healthcare	6.0	4.4	8.6
Consumer Healthcare	3.0	3.3	3.4
(g) Region Capital Expenditure
Asia Pacific	8.3	8.7	10.1
Americas	4.6	3.4	4.2
Europe	1.2	1.0	0.9
(h) Segment Depreciation
Occupational Healthcare	9.1	8.7	11.0
Professional Healthcare	11.1	11.5	15.5
Consumer Healthcare	4.2	5.1	4.8
(i) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	11.3	6.9	8.3
Professional Healthcare	2.7	1.5	0.7
Consumer Healthcare	1.3	4.9	2.9

Item 18 : Consolidated Financial Statements

31. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit after Income Tax

	Consolidated
$ in Millions	2005	2004	2003
Net profit after income tax	13.1	72.6	52.5
Add/(less) non-cash items:
Depreciation	23.4	23.8	29.5
Amortisation	21.9	22.9	27.0
Provision for doubtful debts - trade	(0.1)	1.2	(2.5)
Write down of investments in SPT partnership and other companies	80.0	1.0	6.1
Write down of property, plant and equipment	—	8.8	—
Add/(less) items classified as investing/financing activities:
Interest revenue	(8.5)	(9.0)	(8.0)
Borrowing costs	21.9	29.4	37.8
Loss/(gain) on sale of investments, properties, plant and equipment	0.1	(0.8)	(5.6)

Net cash provided by operating activities before change in assets and liabilities	151.8	149.9	142.6
Change in assets and liabilities net of effect from acquisition and disposals of controlled entities and businesses
(Increase)/Decrease in debtors	10.0	24.9	34.5
(Increase)/Decrease in inventories	28.5	2.1	47.2
Decrease/(Increase) in prepaid expenses/other assets	2.0	(5.5)	4.9
(Increase)/Decrease in deferred expenses	(2.1)	—	—
Increase/(Decrease) in creditors and bills payable	(17.3)	(6.0)	(36.5)
(Decrease)/Increase in provisions and other liabilities	(7.3)	7.8	(31.9)
Increase/(Decrease) in provision for deferred income tax	(5.4)	(1.3)	(2.9)
(Increase)/Decrease in future income tax benefit	9.1	7.8	17.7
(Decrease)/Increase in provision for income tax	(0.3)	(0.5)	1.2
Other non-cash items	(16.2)	—	(9.1)

Net cash provided by operating activities	152.8	179.2	167.7

(b) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated
$ in Millions	Note	2005	2004	2003
Cash on hand	11	0.2	0.9	0.6
Cash at bank	11	69.2	69.8	60.8
Short-term deposits	11	149.5	237.1	224.6
Restricted deposits*	11	8.4	10.3	13.8
Bank overdrafts	21	(1.4)	(3.3)	(2.6)

		225.9	314.8	297.2

*	Refer to note 11 for further details on these amounts.

Item 18 : Consolidated Financial Statements

32. ACQUISITION OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

	Date of Acquisition	Voting Shares Acquired	Cost of Acquisition	Net Tangible Assets Acquired	Description of Purchase Consideration
		%	$ million	$ million
No acquisitions were made during the year.

33. DISPOSAL OF CONTROLLED ENTITIES AND MATERIAL BUSINESSES

	Date of Disposal	Voting Shares Disposed	Consideration (Cash)	Net Tangible Assets Disposed	Profit / (Loss) on Disposal
		%	$ million	$ million	$ million
No disposals were made during the year.

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

(a) Transactions with Associates and Other Related Companies

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. During the course of the year, the consolidated entity received royalties from South Pacific Tyres N.Z. Ltd. as detailed below:

	Consolidated
	2005	2004	2003
	$m	$m	$m
Royalty revenue
South Pacific Tyres N.Z. Ltd.	0.6	1.3	—

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia under the name of South Pacific Tyres. During the course of the year the Company and the consolidated entity conducted financial transactions with South Pacific Tyres on normal commercial terms and conditions being:

	Consolidated
$ in Millions	2005	2004	2003
Other revenue
South Pacific Tyres	4.0	3.5	3.3

Aggregate current amounts receivable (a)
South Pacific Tyres	0.6	0.5	7.6

Aggregate non-current amounts receivable
South Pacific Tyres (a)	66.2	62.3	55.1

	66.2	62.3	55.1

(a)	Amount included within Other Amounts Receivable (Note 12)

Item 18 : Consolidated Financial Statements

34. NON-DIRECTOR RELATED PARTY DISCLOSURES (CONTINUED)

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

The terms of the further agreements of October 2001 with Goodyear containing put and call options (which enables Ansell to put its investment to Goodyear during the 12 month period commencing 13 August 2005 or for Goodyear to exercise its call option over Ansell’s investment during the 6 month period from 13 August 2006) provide the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres Partnership.

The loans mature at the earlier of:

•	the Company exercising the put option (no earlier than August 2005),

•	the tenth anniversary of the agreement (October 2011), and

•	the dissolution of the partnership (not expected).

Interest is charged at the 90 day bank bill rate plus a margin of 0.6% per annum, and is capitalised to the principal balance quarterly.

Interest	brought to account in relation to this loan during the year:

	Consolidated
$ in Millions	2005	2004
Interest revenue	4.0	3.5

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2004—$0.2 million; 2003—$0.2 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

Item 18 : Consolidated Financial Statements

35. EARNINGS PER SHARE

	Consolidated
$ in Millions	2005	2004	2003
Earnings reconciliation
Net profit	13.1	72.6	52.5
Net profit attributable to outside equity interests	1.8	1.9	2.6
Basic earnings	11.3	70.7	49.9

Diluted earnings	11.3	70.7	49.9
Weighted average number of ordinary shares used as the denominator
Number for basic earnings per share (millions)
Ordinary shares	167.5	180.8	187.1
Effect of partly paid Executive Plan shares, options and PSR’s	1.6	1.3	0.6

Number for diluted earnings per share	169.1	182.1	187.7

Partly paid Executive Plan shares, options and PSR’s have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2005

Refer	to Note 5 for further information.

36. ENVIRONMENTAL MATTERS

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity can be reliably measured.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

Item 18 : Consolidated Financial Statements

37. PARTICULARS RELATING TO CONTROLLED ENTITIES

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest
		2005	2004	2003
		%	%	%
Ansell Limited	Australia
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100	100
Ativ Pac Pty. Ltd.	Australia	100	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100	100
Dexboy International Pty. Ltd.	Australia	100	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100	100
FGDP Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100	100
N Harvesters Pty. Ltd.	Australia	100	100	100
PSL Industries Pty. Ltd.	Australia	100	100	100
International Better Brands Pty Ltd	Australia	100	100	100
Licknib Pty. Ltd.	Australia	100	100	100
Nucleus Ltd.	Australia	100	100	100
Lifetec Project Pty. Ltd.	Australia	100	100	100
Medical TPLC Pty. Ltd.	Australia	100	100	100
N&T Pty. Ltd.	Australia	100	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100	100
THLD Ltd.	Australia	100	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100	100
TPLC Pty. Ltd.	Australia	100	100	100
Societe de Management Financier S.A.	*France	100	100	100
Olympic General Products Pty. Ltd.	Australia	100	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100	100
P.D. International Pty. Ltd.	Australia	100	100	100
Ansell Canada Inc.	*Canada	100	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100	100
Ansell Kemwell Ltd.	*India	74.9	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100	100
Corrvas Insurance (Singapore) Pte. Ltd.	*Singapore	100	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100	100
Ansell Brazil LTDA	*Brazil	100	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100	100
Ansell Healthcare Products LLC. (a)	*USA	100	100	100

Item 18 : Consolidated Financial Statements

37. PARTICULARS RELATING TO CONTROLLED ENTITIES (CONTINUED)

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest
		2005		2004		2003
		%		%		%
Ansell Protective Products Inc.	*USA		100		100	100
Pacific Chloride Inc.	*USA		100		100	100
Pacific Dunlop Holdings Inc.	*USA		100		100	100
Pacific Dunlop USA Inc.	*USA		100		100	100
TPLC Holdings Inc.	*USA		100		100	100
Accufix Research Institute Inc.	*USA		100		100	100
TPLC S.A.	*France		100		100	100
Cotac Corporation	*USA		100		100	100
Pacific Dunlop Finance Company Inc.	*USA		100		100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.		100		100	100
Ansell Healthcare Europe N.V.	*Belgium		100		100	100
Ansell GmbH	*Germany		100		100	100
Ansell Italy Srl	* Italy		100		100	100
Ansell S.A.	*France		100		100	100
Ansell Spain SL (Sociedad de Responsabilidad Limitada)	*Spain		100		—	—
Ansell UK Limited	*U.K.		100		100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore		100		100	100
JK Ansell Ltd.	*India	(b)	50	(b)	50	(b) 50
Ansell Services (Asia) Sdn. Bhd.	*Malaysia		100		100	100
Ansell Ambi Sdn. Bhd.	*Malaysia		100		100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia		100		100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia		100		100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia		75		75	75
Ansell Medical Sdn. Bhd.	*Malaysia		75		75	75
Ansell N.P. Sdn. Bhd.	*Malaysia		75		75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia		100		100	100
PDOCB Pty. Ltd.	Australia		100		100	100
Ansell Medical Products Pvt. Ltd.	*India		100		100	100
Suretex Ltd.	*Thailand		100		100	100
Latex Investments Ltd.	Mauritius		100		100	100
Suretex Prophylactics (India) Ltd.	*India		100		100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa		100		100	100
PD Licensing Pty. Ltd.	Australia		100		100	100
PD Shared Services Pty. Ltd.	Australia		100		100	100
PD Shared Services Holdings Pty. Ltd.	Australia		100		100	100
Siteprints Pty. Ltd.	Australia		100		100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong		100		100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.		100		100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands		100		100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia		100		100	100
The Distribution Group Holdings Pty. Ltd.	Australia		100		100	100
The Distribution Group Pty. Ltd.	Australia	(c)	100	(c)	100	(c) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia		100		100	100
TDG Warehousing Pty. Ltd.	Australia		100		100	100
The Distribution Trust	Australia		100		100	100
Union Knitting Mills Pty. Ltd.	Australia		100		100	100
Xelo Pty. Ltd.	Australia		100		100	100
Xelo Sacof Pty. Ltd.	Australia		100		100	100

Item 18 : Consolidated Financial Statements

37. PARTICULARS RELATING TO CONTROLLED ENTITIES (CONTINUED)

	Country of Incorporation	Beneficial Interest
		2005	2004	2003
		%	%	%
Controlled Entities Sold in Year Ended 30 June 2005

No controlled entities were sold during the current financial year.

Controlled Entities in Voluntary Liquidation at 30 June 2005
TPLC Medizinprodukte GmbH.	*Germany	100	100	100
Controlled Entities Voluntarily Liquidated During the Year Ended 30 June 2005
Ansell Glove Company Ltd.	*UK	100	100	100
Golden Needles Knitting & Glove Co. Ltd.	*UK	100	100	100
Mates Vending Ltd.	*UK	100	100	100
TPLC Ltd.	*UK	100	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100	100

*	Controlled Entities incorporated outside Australia carry on business in those countries.
(a)	During the year Ansell Services Inc. was merged with Ansell Healthcare Products LLC.
(b)	Ansell Healthcare has day-to-day management control of this entity.
(c)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

Item 18 : Consolidated Financial Statements

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Ansell is in the process of transitioning its accounting polices and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS). The adoption of AIFRS will be reflected in Ansell’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. This will mean that the opening AIFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to AIFRS will be made, retrospectively against opening accumulated losses as at 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with AIFRS will be reported, for the first time, in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to AIFRS. The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”. The choices have been analysed to determine the most appropriate accounting policy for Ansell.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS.

The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team; (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations. Therefore, until Ansell prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on Statement of Financial Performance for the year ended 30 June 2005

		Consolidated
	Note	AGAAP	Transition Impact	AIFRS
		$m	$m	$m
Revenue
Total revenue		1,109.9		1,109.9
Expenses
Cost of goods sold		650.1		650.1
Selling, distribution and administration	(b) (c)	277.8	(1.1)	276.7
Depreciation and amortisation	(a)	45.3	(20.5)	24.8
Write-down of assets		80.0		80.0
Other		—		—

Total expenses, excluding borrowing costs		1,053.2	(21.6)	1,031.6
Borrowing costs		21.9		21.9

Profit from ordinary activities before income tax expense		34.8	21.6	56.4
Income tax expense attributable to ordinary activities		21.7		21.7

Net profit from ordinary activities after income tax expense		13.1	21.6	34.7
Outside equity interests in net profit after income tax		1.8		1.8

Net profit after income tax attributable to Ansell Limited shareholders		11.3	21.6	32.9

Item 18 : Consolidated Financial Statements

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Impact on the Statement of Financial Position of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

			Consolidated
			1 July 2004			30 June 2005
			AGAAP	Transition Impact	AIFRS	AGAAP	Transition Impact	AIFRS
	Note		$m	$m	$m	$m	$m	$m
Current Assets
Cash on hand			0.9		0.9	0.2		0.2
Cash at bank and on deposit			306.9		306.9	218.7		218.7
Cash assets - restricted deposits			10.3		10.3	8.4		8.4
Receivables			228.7		228.7	214.1		214.1
Inventories			185.8		185.8	157.3		157.3
Other			16.4		16.4	14.4		14.4

Total Current Assets			749.0	—	749.0	613.1	—	613.1

Non-Current Assets
Receivables			63.6		63.6	68.3		68.3
Other financial assets			141.4		141.4	59.0		59.0
Property, plant and equipment			227.8		227.8	195.4		195.4
Intangible assets	(a	)	293.4		293.4	246.2	20.5	266.7
Deferred tax assets			24.2		24.2	15.1		15.1
Other			—		—	2.1		2.1

Total Non-Current Assets			750.4	—	750.4	586.1	20.5	606.6

Total Assets			1,499.4	—	1,499.4	1,199.2	20.5	1,219.7

Current Liabilities
Payables	(b	)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities			190.2		190.2	34.3		34.3
Provisions			52.0		52.0	56.7		56.7
Current tax liabilities			2.6		2.6	2.3		2.3
Other	(c	)	—	16.0	16.0	—	19.6	19.6

Total Current Liabilities			404.2	16.0	420.2	226.1	15.9	242.0

Non-Current Liabilities
Payables			3.3		3.3	0.8		0.8
Interest bearing liabilities			236.0		236.0	331.0		331.0
Provisions			23.9		23.9	23.7		23.7
Deferred tax liabilities			20.2		20.2	14.8		14.8

Total Non-Current Liabilities			283.4	—	283.4	370.3	—	370.3

Total Liabilities			687.6	16.0	703.6	596.4	15.9	612.3

Net Assets			811.8	(16.0)	795.8	602.8	4.6	607.4

Equity
Contributed equity			1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b	) (d)	(275.6)	279.6	4.0	(296.6)	284.2	(12.4)
Accumulated losses	(c	) (d)	(306.7)	(295.6)	(602.3)	(342.5)	(279.6)	(622.1)

Total equity attributable to Ansell Limited shareholders			801.6	(16.0)	785.6	593.7	4.6	598.3
Outside equity interests			10.2		10.2	9.1		9.1

Total Equity			811.8	(16.0)	795.8	602.8	4.6	607.4

Item 18 : Consolidated Financial Statements

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Impact on Accumulated Losses as at 1 July 2004

Consolidated
$m
Accumulated losses as at 1 July 2004 under AGAAP	(306.7)
AIFRS reconciliation
- transfer from foreign currency translation reserve	(279.6)
- defined benefit plans accumulated pension liability	(16.0)

Accumulated losses as at 1 July 2004 under AIFRS	(602.3)

Notes

(a) Intangible Assets - goodwill

Under AASB 3 “Business Combinations” amortisation of goodwill will be prohibited and will be replaced by impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Such impairment testing will focus on the discounted cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise but not exceeding 20 years. The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated goodwill at 30 June 2005 would have been $20.5 million higher and consolidated amortisation expense for the year ended 30 June 2005 would have been $20.5 million lower.

(b) Share based payments

Options and/or Performance Share Rights (PSR’s) are granted to executives under the Ansell Limited Stock Incentive Plan. Under current Australian GAAP no expense is required to be recognised for options/PSR’s issued to employees however the Group has recorded a charge to the profit and loss over the past three years based on the expected vesting of PSR’s with the accrual for the current year of $3.7 million being recorded within current payables.

Under AASB 2 “Share-based Payments” the Group is required to recognise an expense for the fair value of both options and PSR’s issued to employees after 7 November 2002 that had not vested as at 1 January 2005 with a corresponding increase in a share-based payment reserve. This will result in a change to the current policy of recognising an expense for PSR’s only and recording such an expense as an accrual within current payables.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated employee costs at 30 June 2005 would have been $0.9 million higher, current liabilities would have been $3.7 million lower and a share-based payment reserve of $4.6 million would have been recognised.

(c) Defined benefit superannuation plans

Under current Australian GAAP, defined benefit superannuation plans are accounted for on a cash basis with no defined benefit obligation or plan assets recognised in the balance sheet. Under AASB 119 “Employee Benefits” the net deficit/surplus of the Group’s defined benefit superannuation plans is required to be recognised in the balance sheet as a liability/asset. The AASB 1 election to recognise all cumulative actuarial gains and losses at transition date through accumulated losses/retained earnings will be adopted. At the date of transition an amount of $16.0 million is expected to be recognised as a liability of the consolidated entity with a consequential increase in accumulated losses of $16.0 million.

For the financial year ended 30 June 2005 the adjustment in the consolidated entity to recognise the increase in the pension liability for the year is expected to be $3.6 million with a reduction in employee costs of $2 million expected to be recognised in the income statement and actuarial losses of $5.6 million expected to be recognised in accumulated losses.

Item 18 : Consolidated Financial Statements

38. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Notes (continued)

(d) Foreign currency

Under AASB 121 “The Effect of Changes in Foreign Exchange Rates” each entity in the consolidated entity determines its functional currency, being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at average exchange rates during the period which approximate the rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

There	are no expected changes in functional currency for the Company or its subsidiaries.

The AASB 1 election to reset existing foreign currency translation reserve balances as at 1 July 2004 to nil will be adopted. As a result the debit balance of $279.6 million in the foreign currency translation reserve of the group at 30 June 2005 will be set to nil. Consolidated accumulated losses will increase by this amount.

On the disposal/liquidation of a foreign operation, AASB 21 requires the amount recognised in the foreign currency translation reserve attributable to the foreign operation be included in the calculation of the gain or loss on disposal/liquidation and recycled through the current year income statement.

(e) Financial Instruments

The Group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 “Financial Instruments : Disclosure and Presentation” and AASB 139 “Financial Instruments : Recognition and Measurement” only from 1 July 2005. This allows the Group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

The Group uses cash flow hedges such as interest rate swap contracts and foreign exchange forward and option contracts to hedge the variability in cash flows associated with floating debt and highly probable forecast sales and purchases in currencies other than US dollars. Under AASB 139 changes in the fair value of cash flow hedges can be deferred in equity in the Statement of Financial Position provided certain prescribed effectiveness test are met. Changes in the market value of fair value hedges together with changes in the fair value of the underlying positions are booked to the Statement of Financial Position.

The Group currently values all hedges at their fair value and defers gains and losses on effective hedges to the Statement of Financial Position until the underlying transaction occurs. The Group expects to predominantly continue the use of cash flow hedging in respect of its foreign exchange and interest rate risk hedges, which will increase or decrease shareholders’ equity and assets/liabilities. However, the time value component of foreign exchange option contracts, which fall outside the prescribed effectiveness tests, will be recorded in reported earnings from 1 July 2005.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Australian generally accepted accounting principles (AGAAP) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders’ equity as at 30 June 2005, 2004, and 2003 and net profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the three year period ended 30 June 2005, to the extent quantified below. A description of the material differences between AGAAP, as followed by Ansell Limited, and US GAAP are as follows:

(a) Property, Plant and Equipment

Certain property, plant and equipment has been revalued by Ansell Limited at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. Under US GAAP such revaluations are not permitted. Accordingly, these adjustments eliminate this effect. The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for AGAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and revaluation reserves applicable to assets sold are reported as Income. As at 30 June 2005 the balance of the Asset Revaluation Reserve under AGAAP had been eliminated and as such no adjustments will be required under US GAAP from 1 July 2005.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 superseded SFAS No. 121 and was adopted by the Group effective 1 July 2002. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset lees estimated costs to sell. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed. No impairment charges have been necessary in fiscal years 2003, 2004 or 2005 as a result of applying SFAS No. 144.

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

The recognition criteria for accruing costs associated with restructuring activities under AGAAP were aligned with and became consistent with SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” following the release of AASB 1044 “Provisions and Contingencies’ which became effective for financial periods commencing after 1 July 2002. Accordingly, there are no differences to be recognised in accounting for the Company’s restructuring activities under AGAAP as compared to US GAAP.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(d) Employee Loans, Executive Share Plan and Options

Loans granted to employees in respect of the Employee Share Plan are classified as a reduction of Shareholders’ Equity for US GAAP purposes. Such loans are classified as an asset for Australian GAAP.

For AGAAP purposes the Company applies the fair value model which is consistent with the provision of SFAS No. 123 – “Accounting for Stock Based Compensation” to determine compensation cost in respect of options and in respect of the Performance Share Rights (PSR’s) first issued in 2003 under the Ansell Limited Stock Incentive Plan. During 2005 a $3.7 million compensation charge was recognized covering the current year costs associated with the grants of PSR’s. This treatment is consistent with US GAAP.

For AGAAP purposes options are not expensed in the accounts. A further current year charge of $900,000 (2004 $300,000, 2003 Nil) under US GAAP was made in respect of the options in accordance with SFAS No. 123. This charge has been calculated using the fair value method whereby fair value is derived using an option pricing model that takes into consideration the stock price at grant date, the exercise price and the expected life of the award, the expected volatility of the underlying stock, the expected dividends on the stock and the risk free interest rate for the expected life of the option. Compensation cost is recognized over the service period, which is the vesting period, with an corresponding credit to stockholders’ equity. 500,000 options were exercised during the year and a further 500,000 were exercised subsequent to year end.

(e) Earnings Per Share

Under Australian GAAP earnings per share is calculated by dividing operating profit after tax, minority shareholders interest and any preference dividend by the weighted average number of shares on issue for the year. Methods of computing earnings per share in accordance with US GAAP are documented in SFAS No. 128 – “Earnings per Share”. Earnings per share computations recognise the effect of all bonus issues (stock splits) and bonus elements of rights issues made up to 30 June 2005, and also give effect to the stock consolidation (reverse split) approved by shareholders in April 2002. For the three year period 1 July 2002 to 30 June 2005 there were no differences in the calculation methodology of EPS under AGAAP and US GAAP.

(f) Pension Plans

The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the defined benefit funds and the material fund aspects are as detailed in Note 25. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

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

Under AGAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts or restricted deposits. Cash and cash equivalents as of 30 June, 2005, 2004 and 2003 would have been $218.9 million, $307.8 million and $286.0 million respectively, under US GAAP.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(h) Income Taxes

Under AGAAP, future income tax benefits attributable to temporary differences are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Under US GAAP, all deferred tax assets are recognised, net of a valuation allowance, to the extent the likelihood of realising the tax benefit is more likely than not. The valuation allowance is determined after considering all available evidence both positive and negative and is regularly assessed. In assessing the need for a valuation allowance for US GAAP at 30 June 2005, management considered, among other things, the fact that the Group’s US operations had generated taxable income in the preceding two years (being 30 June 2003 and 30 June 2004) and the current year, and expect to continue to generate taxable income in the foreseeable future. Available projections for the foreseeable future indicate that a portion of available US revenue losses will more likely than not be recouped, and as such a net deferred tax asset of $21.2 million has been recognised for US GAAP purposes as at 30 June 2005. Management does not believe that available revenue losses in other jurisdictions or any available capital losses meet the criteria for recognition under US GAAP. The amount of deferred tax asset recognised pursuant to US GAAP could be adjusted in the near term based upon changes in estimates of future taxable income.

All deferred tax balances brought to account at 30 June 2005 relate to entities operating in foreign tax jurisdictions.

At 30 June 2005 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have not been brought to account under AGAAP and US GAAP are as follows - in respect of financial years ending on 30 June;

Revenue Losses			Capital Losses
	AGAAP A$	US GAAP A$		AGAAP/US GAAP A$
Year	million	million	Year	million
2006	59.6	48.5	2006	410.8
2007	48.9	19.0	2007	9.1
2008	2.5	0.3	2008
2009	1.4	1.4	2009	47.5
2010	1.7		2010
2011	97.5	83.1	2011
2012	63.5	63.5	2012
2013	0.9	0.9	2013
2019	24.0	24.0	2019
2022	8.7	8.7	2022
No expiry date	688.6	688.6	No expiry date	596.0

The decrease in the tax effect of unrecognised capital tax losses during the year of $32.5 million was primarily due to capital gains being made in the USA and Australia.

The future tax benefit of revenue losses not recognised fell by $68.0 million with the recoupment of revenue losses in the USA and Australia and the recognition of the $21.2 million net deferred tax asset as mentioned above.

Inclusive of the $15.1 million (2004 $24.2 million) set out in Note 18 to the consolidated financial statements and the $21.2 million recognised for US GAAP purposes, the total deferred tax assets amounting to $674.6 million (June 2004 $763.0 million) are offset by valuation adjustments of $638.3 million as at 30 June 2005 (June 2004 $738.8 million) and total deferred tax liabilities amount to $14.8 million (June 2004 $20.2 million). None of the deferred tax assets relate to amounts which, if realised, would impact the carrying values of goodwill or any other intangible assets.

Analysis of Pre Tax Profit/(Loss)

	2005	2004	2003
	A$m	A$m	A$m
Australian Operations	(84.1)	(4.0)	(29.2)
Foreign Operations	118.9	97.3	108.5

Total Group	34.8	93.3	79.3

Total tax expense for 2005, 2004 and 2003 was comprised of foreign tax expense (of which $2.3 million is deferred, 2004 - $1.3 million, 2003 - $24.8 million), as the Australian operations are in a significant tax loss position.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

(h) Income Taxes (continued)

Notwithstanding the level of accumulated losses in certain jurisdictions, the Group has unremitted profits arising from operating activities which are held in foreign tax jurisdictions. In the event that all of these profits do not remain permanently reinvested in those jurisdictions and are distributed by way of dividend, additional taxes amounting to approximately $14 million may become payable on a total amount of $46.0 million of unremitted earnings.

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

Accordingly, the Group has allocated to, and conducts impairment testing of, goodwill and brand names semi-annually based on the three business units, which are considered to be the cash generating units and the same as the Company’s business segments. Any material diminution in value is charged to the Statement of Financial Position for US GAAP purposes.

For US GAAP purposes no goodwill amortisation has been charged against income since 1 July 2002, the effective date of SFAS No. 142. In prior years the Group adopted the method of straight-line amortisation over 40 years for US GAAP where the useful life was considered to exceed 20 years. Goodwill amortisation of $20.5 million under AGAAP in 2005, $21.4 in 2004 and $25.3 million in 2003 has also been added back to income in the Statement of Financial Performance for US GAAP purposes.

Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale.

There were no acquisitions or disposals of goodwill during the year with the movement in the net carrying value for US GAAP purposes being due to the impact of foreign currency translations.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

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

There were no acquisitions or disposals of brand names during the year with the movement in the net carrying value for US GAAP purposes being due to the impact of foreign currency translations.

(k) Derivatives not designated as hedges

Derivatives not designated as hedges primarily consist of interest rate swaps and forward exchange contracts which, while mitigating economic risks to which the economic entity is exposed , do not qualify for hedge accounting under SFAS 133 as they relate to hedging of anticipated transactions. These amounts are adjusted in determining US GAAP income. The amount adjusted, by increasing US GAAP net income by $0.1 million (2004- $2.0 million decrease; 2003—$2.4 million increase), is in respect of forward contracts hedging future foreign currency sales of product. The contracts are related to budgeted sales and are not in relation to firm commitments.

(l) Discontinued Operation

Under AGAAP a business or segment is presented as a discontinued operation upon completion of the transaction, whereas under US GAAP presentation as discontinued is determined in accordance with either APB 30 or SFAS No. 144 which basically requires presentation as discontinued at the relevant measurement date, which may pre-date completion.

Sales revenue under US GAAP as disclosed in Note 40 to the consolidated financial statements represents the sales revenue for the periods shown of the continuing Ansell Healthcare operations. Certain retained liabilities relating to Accufix Pacing Lead related expenses are reported in Note 22 to the consolidated financial statements as a current provision of $8.9 million. As set out in Note 27 to the consolidated financial statements the expected outcomes of the material litigation actions outstanding in respect of the Medical Products Group and retained by Ansell following the sale of the operation in 1996 have been provided for.

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

•	For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that

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

Hedges of recognised assets, liabilities and firm commitments (fair value hedges)

All fair value hedges have been assessed for their effectiveness in accordance with SFAS No. 133 guidelines. The ineffective portion of changes in fair values of hedged positions, reported in earnings, amount to a gain of $0.4 million (2004 - gain of $1.8 million: 2003 - gain of $1.3 million), before income taxes. There were no amounts excluded from the measure of effectiveness.

Hedges of future cash flows (cash flow hedges)

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges which will be reclassified to earnings when the forecasted transaction affects earnings. During the next 12 month period ending 30 June 2006, no amount is expected to be reclassified to earnings. At 30 June 2005, the maximum term of cash flow hedges that hedge forecasted transactions was 58 months.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

$ millions
Opening balance of accumulated net gain on cash flow hedges	4.7
Net gain on cash flow hedges - recognised in OCI – net of nil tax	2.1
Add reclassification adjustments to earnings	—

Closing balance of accumulated net gain/(loss) on cash flow hedges	6.8

(n) Investments

For AGAAP purposes investments held in publicly listed companies have been marked to market and the charge included in AGAAP profit in the prior year. To comply with SFAS No 115 “Accounting for Certain Investments in Debt and Equity Securities” this charge has been reclassified to accumulated other comprehensive income as the Company has designated such securities as “available for sale” pursuant to SFAS No. 115.

Accounting for the Investment in South Pacific Tyres (SPT)

Under AGAAP equity accounting for the investment in SPT was discontinued effective 1 July 2001.

For US GAAP purposes the existing provisions contained within the amended partnership agreement, notwithstanding the substance of the revised arrangements and actual process in respect of the operational control of SPT, which has ultimately determined the AGAAP treatment, continue to provide the company with the legal ability to significantly influence the partnership. Accordingly, equity accounting continues to be applied for the purpose of reporting in accordance with the requirements under US GAAP.

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(n) Investments (continued)

During the year the investment in SPT was written down by $80 million under AGAAP to its estimated recoverable amount pursuant to the put and call options in place in the amended partnership agreement. The continued application of equity accounting under US GAAP has resulted in the Company bringing to account its share of the losses incurred by SPT from 1 July 2001 to 30 June 2004 with a corresponding reduction in the carrying value of the investment. The cumulative effect of equity accounting over this period has resulted in the carrying value of the investment in SPT under US GAAP being lower than the carrying value under AGAAP post the current year write-down. As a result the write-down is not required for US GAAP purposes and has been reversed in the current year.

On 16 December 2005 the Company announced that it had reached agreement with Goodyear as to the terms of its exit from the South Pacific Tyres business. Pursuant to the agreed terms, Goodyear will purchase Ansell’s interest in SPT for $53 million. In addition a loan outstanding from Ansell to SPT will be repaid in full, which with accrued interest, totals approximately $69 million. As the final sale date has yet to be established the US GAAP outcome of the sale cannot be determined at this point.

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

(p) Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which was adopted by the Company effective 1 July 2002. The Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The adoption of SFAS No. 143 resulted in the recognition of a net retirement obligation of $0.3 million as at 1 July 2002. In accordance with the provisions of SFAS No. 143 this was presented as a cumulative effect of a change in accounting principle in the period of adoption of the standard. A charge of $0.1 million per annum was recorded during 2003, 2004 and 2005 reflecting the amortisation of the related asset.

(q) Research and Development Costs

Effective 1 July 2004, the Company changed its accounting policy in respect of research and development costs whereby development expenditure on new products or substantially improved existing products is capitalized when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the products commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met such costs are written off. Previously all research and development costs were written off in the period in which they were incurred.

SFAS 2 “Accounting for Research and Development Costs” requires research and development expenditure to be expensed as incurred. As such the written down value of capitalised research and development costs will be expensed for US GAAP purposes.

(r) Recent Changes in US GAAP

In November 2004, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials to be excluded from the costs of inventory and expensed as incurred. Fixed production overheads are therefore to be allocated to inventory based on the normal capacity of the production facility. SFAS 151 is applicable for financial years beginning after 15 June 2005. The Group does not expect the adoption of SFAF 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised) “Share-Based Payment” (SFAS 123R), which requires all share-based payments to employees to be measured at their fair value on grant date. The cost is to be recognised over the period during which the employee is required to provide services in exchange for the awards. SFAS 123R is applicable

Item 18 : Consolidated Financial Statements

39. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(r) Recent Changes in US GAAP (continued)

for financial years beginning after 15 June 2005. As the Group currently measures share-based payments in this manner the adoption of SFAS 123R will not impact future results.

In March 2005, FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The Group is currently assessing the impact of adopting FIN 47 on its financial statements.

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

	Consolidated
$ in millions	2005		2004		2003
Statement of Financial Performance (for years ended 30th June)
Net profit of the consolidated entity per Australian GAAP	13.1		72.6		52.5
Less interest of outside equity holders after income tax	1.8		1.9		2.6

Net profit attributable to Ansell Limited shareholders	11.3		70.7		49.9
Adjustments required to accord with US GAAP	118.8		19.7		1.4

Net Profit according to US GAAP	130.1		90.4		51.3

Weighted average number of shares per basic EPS calculations (millions)	167.5		180.8		187.1
Weighted average number of shares/options (millions)	1.6		1.3		0.6

Weighted average number of shares per diluted EPS calculations (millions)	169.1		182.1		187.7

Continuing Operations
Income from continuing operations
Before income tax	130.6		104.0		96.2
Income tax expense	(0.5)		(20.7)		(26.8)

Income from continuing operations	130.1		83.3		69.4

Discontinued Operations
Income/(loss) from discontinued operations
Before income tax (1)	—		7.1		(12.8)
Income tax expense	—		—		—

Income/(loss) from discontinued operations	—		7.1		(12.8)

Cumulative effect of a change in accounting principles – goodwill and asset retirement obligations (nil tax)	—		—		(5.3)

Net profit per US GAAP	130.1		90.4		51.3

Earnings per share - basic and diluted (Australian Cents)
Continuing operations
- basic	78	¢	46	¢	37	¢
- diluted	77	¢	46	¢	37	¢

Discontinued operations
- basic	—		4	¢	(7	)¢
- diluted	—		4	¢	(7	)¢
Cumulative effect of a change in accounting principle
- basic	—		—		(3	)¢
- diluted	—		—		(3	)¢
Net Profit

- basic	78	¢	50	¢	27	¢
- diluted	77	¢	50	¢	27	¢

Condensed US GAAP Consolidated Statement of Income Data excluding Discontinued Operations
Revenues	1,096.2		1,113.3		1,293.6
Total costs and expenses	956.0		992.5		1,170.9
Net interest expense	9.6		16.8		26.5
Tax expense	0.5		20.7		26.8

Profit from continuing operations	130.1		83.3		69.4

(1) Includes net loss on disposal/liquidation of businesses and controlled entities	—		—		(7.0)

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

	Consolidated
$ in Millions	2005	2004	2003
Reconciliation of Net Cash Provided by Operating Activities per AGAAP
financial statements to Net Profit/(Loss) after Tax Under US GAAP

Net Cash Provided by Operating Activities per AGAAP	152.8	179.2	161.6
Items classified as financing activities: (1)
Interest received	8.5	9.0	8.0
Interest paid	(21.9)	(29.4)	(37.8)

Net Cash Provided by Operating Activities per US GAAP	139.4	158.8	131.8
Write-down of non-current assets	—	(1.0)	(6.1)
Depreciation	(23.4)	(23.8)	(29.4)
Amortisation	(2.4)	(1.9)	(2.5)
Provision for doubtful debts - trade	0.1	(1.2)	2.5
Write down of property, plant and equipment	—	(8.8)	—
Share of net profit/(loss) of associate and joint venture entities	2.1	(7.7)	(16.1)

Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Decrease)/Increase in debtors	(10.0)	(24.9)	(34.5)
(Decrease)/Increase in inventories	(28.5)	2.6	(47.2)
(Decrease)/Increase in prepaids	(2.0)	0.8	(4.9)
(Increase)/Decrease in creditors and bills payable	17.3	6.0	36.5
Decrease in provisions and other liabilities	4.8	(2.2)	37.4
(Increase)/Decrease in provision for deferred income tax	5.4	1.3	2.9
Increase/(Decrease) in future income tax benefit	12.1	(7.8)	(17.7)
(Increase)/Decrease in provision for income tax	0.3	0.5	(1.2)
(Loss)/Gain on sale of investments, properties, plant and equipment	0.5	1.6	5.6
Gain/(loss) on sale/liquidation of subsidiaries and businesses	—	—	(7.0)
Outside equity interest in profit for the year	(1.8)	(1.9)	(2.6)
Other	16.2	—	3.8

Net Profit after tax	130.1	90.4	51.3

(1)	Interest is classified as a financing activity under AGAAP.

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

				Consolidated
	$ in Millions	Note		2005	2004	2003
	Adjustments to reflect U.S. GAAP
Add/(Deduct):	Amortisation of goodwill for AGAAP purposes only	39	(i)	20.5	21.4	25.3
	Write-down of US GAAP goodwill on adoption of SFAS No. 142	39	(i)	—	—	(5.0)
	Amortisation of compensation component of options	39	(d)	(0.9)	(0.3)	(0.7)
	Creation of asset retirement obligation on adoption of SFAS No. 143	39	(p)	—	—	(0.3)
	Amortisation of asset retirement obligation	39	(p)	(0.1)	(0.1)	(0.1)
	Pension Plans	39	(f)	(3.0)	5.8	1.9
	Income tax (expense)/benefit			0.9	(1.8)	(0.6)
	Net realisation of asset revaluation reserve and related depreciation adjustment on sale/liquidation of controlled entities, businesses and assets	39	(a)	0.6	0.8	(7.0)
	Net hedge (losses)/gains (brought to account)/ deferred for AGAAP	39	(k)	0.1	(2.0)	2.4
	Income tax (expense)/benefit			—	0.6	(0.7)
	Net change in fair value hedges	39	(m)	0.4	1.8	1.3
	Income tax expense			(0.1)	(0.5)	(0.4)
	Equity share in profit/(loss) of South Pacific Tyres	39	(n)	2.1	(7.7)	(16.4)
	Income tax (expense)/benefit			(0.6)	2.3	4.9
	Reverse AGAAP write-down of investment in South Pacific Tyres	39	(n)	80.0	—	—
	Write-off research and development expenditure capitalised for AGAAP	39	(q)	(2.1)	—	—
	Income tax benefit			0.6	—	—
	Valuation adjustment for above income tax (benefit)/expense amounts			(0.8)	(0.6)	(3.2)
	Reverse part of AGAAP valuation allowance in respect of US revenue tax losses	39	(h)	21.2	—	—

	Total Adjustments			118.8	19.7	1.4

	Shareholders’ Equity of the Group as at 30th June			602.8	811.8	844.5
Deduct:	Outside equity interests	39	(b)	(9.1)	(10.2)	(10.8)

	Shareholders’ equity attributable to Ansell Limited			593.7	801.6	833.7

	Adjustments required to accord with U.S. GAAP:
Add /(Deduct):	Goodwill not capitalised for Australian GAAP - net of amortisation and amortisation adjustments on Australian GAAP goodwill (including fx impact)	39	(i)	211.7 184.4		148.6
	Amortisation of brand names – cumulative (including fx impact)	39	(j)	(19.5)	(21.5)	(22.2)
	Amortisation of asset retirement obligations	39	(p)	(0.6)	(0.5)	(0.4)
	Pension Plans	39	(f)	10.9	13.9	8.1
	Hedging adjustments net of nil tax	39	(k)	0.2	0.1	2.1
	Reserves attributable to Asset Revaluation	39	(a)	—	(0.7)	(1.5)
	Depreciation charged on Revaluation increments	39	(a)	—	0.1	0.1
	Loans outstanding under ownership based remuneration scheme	39	(d)	(1.4)	(0.8)	(1.2)
	Net change in fair value hedges, hedged items and cash flow hedges	39	(m)	1.2	0.8	(1.0)
	Net gains/(losses) on cash flow hedges residing in Comprehensive Income	39	(m)	6.8	4.7	(12.6)
	Additional minimum pension liability residing in Comprehensive Income	39	(f)	(13.5)	(13.2)	(7.9)
	Equity share of South Pacific Tyres net of reversal of write-down	39	(n)	(7.1)	(89.2)	(81.5)
	Research and development expenditure	39	(q)	(2.1)	—	—
	Valuation allowance adjustment	39	(h)	21.2	—	—

	Total Adjustments			207.8	78.1	30.6

	Ansell Limited Shareholders’ Equity according to U.S. GAAP (including Comprehensive Income)			801.5	879.7	864.3

	Note: All US GAAP adjustments are in respect of 100% owned operations
	Statement of Comprehensive Income:
	Net profit per U.S. GAAP			130.1	90.4	51.3
	Foreign Currency Translation Reserve net of nil tax			(51.2)	(6.3)	(63.2)
	Unrealised net gain on cash flow hedges net of nil tax			2.1	17.3	1.1
	Additional minimum pension liability net of nil tax			(0.3)	(5.3)	(7.9)
	Unrealised loss on available for sale equity securities net of nil tax			—	—	(1.0)

	Comprehensive Income/(Loss)			80.7	96.1	(19.7)

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

	2005		2004
$ in Millions	Australian Fund	US Funds	Australian Fund	US Funds
Pension Plan data supporting Note 39(f)
Plan’s funded status at 30 June is summarised as follows:
Actuarial present value of accumulated obligations:
- Vested	16.8	52.1	19.9	54.9
- Non-vested	—	1.2	—	1.2
Total accumulated benefit obligation	16.8	53.3	19.9	56.1
Projected benefit obligation	17.4	54.3	20.6	56.7
Plan assets at fair value	17.0	38.1	41.7	40.8
Excess/(deficiency) of assets over benefit obligations	(0.4)	(16.2)	21.1	(15.9)
Unrecognised net gain/(loss)	12.0	15.2	(5.6)	15.1
Unrecognised prior service costs	—	(0.7)	—	(0.8)
Unrecognised net transition obligation/(asset) and other deferrals	—	—	—	—
Net Pension (Liability)/Asset	11.6	(1.7)	15.5	(1.6)

NET PENSION COST
Defined Benefit Plans:
- Service cost-benefits earned during the year	0.8	2.4	0.9	2.5
- Interest cost on projected benefit obligation	0.8	3.1	1.0	3.3
- Expected return on plan assets	(1.1)	(3.3)	(2.7)	(3.7)
- Net amortisation and settlement and curtailment (gain)/loss	3.4	1.3	(5.9)	3.1
Net Pension Cost of Defined Benefit Plans	3.9	3.5	(6.7)	5.2

ASSUMPTIONS (used to determine net pension cost)
Weighted average discount rate	5.0%	5.8%	5.0%	5.8%
Rate of increase in compensation level	4.0%	4.3%	4.0%	4.3%
Expected long term rate of return	7.0%	8.00%	7.0%	8.00%

The expected long term rate of return on pension assets is based on a strategic asset allocation. The real rate of return (net of inflation) is expected to average 5% over the long term and the long term average rate of inflation is expected to be 3%.

MEASUREMENT DATE	30 June 05	31 March 05	30 June 04	31 March 04
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year	20.6	56.7	64.4	59.8
Adjustment to value at beginning of year	(1.6)	—	—	—
Service cost	0.8	2.4	0.9	2.5
Interest cost	0.8	3.1	1.0	3.3
Transfers from/(to) other funds*	—	—	(42.5)	—
Member contributions	0.1	—	0.3	—
Actuarial (gain)/loss	(1.4)	1.3	1.5	0.3
Benefits, administrative expenses and tax paid	(1.8)	(5.9)	(5.0)	(7.2)
Foreign currency exchange rate changes	—	(3.3)	—	(2.0)
Projected Benefit Obligation at end of year	17.4	54.3	20.6	56.7

ASSUMPTIONS (used to determine end of year benefit obligations)
Weighted average discount rate	5.0%	5.8%	5.0%	5.8%
Rate of increase in compensation level	4.0%	4.3%	4.0%	4.3%

CHANGE IN PLAN ASSETS
Market value of assets at beginning of year	41.7	40.8	79.6	36.1
Adjustment to fair value at beginning of the year	(3.7)	—	2.6	—
Member/Employer Contributions	—	4.3	—	4.3
Transfers from/(to) other funds*	(21.4)	—	(42.5)	—
Benefits, administrative expenses and tax paid	(1.8)	(5.9)	(5.0)	(7.2)
Actual return on plan assets	2.2	2.3	7.0	8.7
Foreign currency exchange rate changes	—	(3.4)	—	(1.1)
Market value of assets at end of year	17.0	38.1	41.7	40.8

*	Represents removal of assets and liabilities relating to Ansell accumulation members from disclosures and transfer of amounts to South Pacific Tyres.

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

$ in Millions

Pension Plan data supporting Note 39(f) (continued)

CONTRIBUTIONS

Employer contributions to the Australian fund during the fiscal year ending 30 June 2005 are expected to be $0.5 million. In respect of its US plans the Company expects to contribute $4.7 million to the plans in 2005.

ADDITIONAL INFORMATION - AUSTRALIAN FUND

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2006	1.7
2007	1.9
2008	2.1
2009	2.0
2010	1.7
2011 - 2015	7.4

Plan Assets

The allocation of the Fund’s assets by asset category is as follows:

Asset Category	Target Allocation	Plan assets at 30 June
		2005	2004
Equity securities	64%	65%	64%
Fixed Interest	22%	20%	21%
Real estate	9%	9%	9%
Other	5%	6%	6%

The primary investment objective of the Ansell Employer Benefit Account is to achieve a rate of return (after tax and investment expenses) that exceeds inflation (CPI) increases by at least 4.0% per annum over rolling three year periods.

ADDITIONAL INFORMATION - USA FUNDS

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2006	3.9
2007	3.1
2008	3.9
2009	3.9
2010	4.1
2011 - 2015	28.1

Plan Assets

The allocation of the funded US pension plans’ weighted-average assets by asset category are as follows:

Asset Category	Target Allocation	Plan assets at 31 March
		2005	2004
Equity securities	67%	68%	64%
Debt securities	29%	28%	32%
Real estate	3%	3%	3%
Other	1%	1%	1%

The target allocation currently is 67% equity (49% US, 18% International), 3% real estate, 29% debt and 1% cash. Over the past 5 years the allocation to equities has ranged from 55% to 68% depending on market conditions and the expected ability of the Plan to meet an 8% earnings assumption. The asset allocation is reviewed at least annually and adjusted based on past and future assumptions for market returns. Recent low level interest rates have necessitated a rise in the equity allocation to increase the probability of achieving an 8% return. In light of the Plans’ decision to lower the assumed rate of return on portfolio assets to 6.5% we expect a gradual reduction in the level of equity investments over the next six months. The new investment return assumption reflects the anticipated Plan termination by 2010. The investment approach dictated in the IPS is to maintain sufficient diversification by asset class and economic sectors. The IPS mandates that each manager be diversified and that significant sector deviations to the benchmark be explained and approved.

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors

	Consolidated
$ in Millions	2005	2004	2003
Material Write-down of assets

Ambri Ltd investment
The Group’s investment in Ambri Ltd was written down to recoverable amount in prior years.	—	(1.0)	(6.1)
The investment was disposed of during the current year.

US GAAP Equity Roll-forward

Opening Balance US GAAP equity	879.7	864.3	873.8
US GAAP Profit	130.1	90.4	51.3
Proceeds from issue of shares	5.0	1.0	1.0
Dividends	(23.6)	(31.0)	—
Share buy back	(156.1)	(65.4)	(8.2)
Movement in Foreign Currency Translation Reserve	(44.5)	(7.4)	(71.3)
Unrealised net gain on cash flow hedges in OCI	2.1	17.3	1.1
Additional minimum pension liability in OCI	(0.3)	(5.3)	(7.9)
Movements in Loans outstanding under Employee Share Plan	(0.6)	0.4	3.1
Other (including FX on US GAAP adjustments)	9.7	15.4	21.4

Closing balance US GAAP equity	801.5	879.7	864.3

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors (continued)

	Consolidated
$ in Millions	2005	2004	2003
Goodwill:
AGAAP goodwill - written down value 30 June	140.2	176.0	203.3
Add: Amortisation for AGAAP only from 1 July 2002	67.2	46.7	25.3
Add: Net Goodwill recognised for US GAAP only	33.3	33.3	33.3
Add :Adjustment for different amortisation basis on AGAAP goodwill	111.2	104.4	90.0

US GAAP goodwill - written down value 30 June	351.9	360.4	351.9

US GAAP Goodwill Comprises:
Gross Goodwill	404.1	438.2	448.6
Accumulated Amortisation	(52.2)	(77.8)	(96.7)

Written down value	351.9	360.4	351.9

Brand names
AGAAP brand names - 30 June	106.0	117.4	121.2
(Deduct): US GAAP accumulated amortisation	(19.5)	(21.5)	(22.2)

US GAAP Brand names - 30 June	86.5	95.9	99.0

Property, plant & equipment
Property, plant & equipment at cost and valuation (net of accumulated depreciation)	195.4	227.8	262.9
(Deduct): Asset revaluation reserves applicable	—	(0.7)	(1.5)
Add: Adjustment to add back depreciation charged on the revaluation increments (cumulative)	—	0.1	0.1

Property, plant & equipment at cost (net of accumulated depreciation)	195.4	227.2	261.5

Analysis of long-lived assets by Country
- Australia	79.7	53.4	62.8
- USA	228.3	293.4	338.1
- Malaysia	67.6	77.5	83.2
- Thailand	45.9	56.0	61.9
- Sri Lanka	37.2	43.7	49.3
- Other Countries	41.9	51.2	54.6

	500.6	575.2	649.9

Asset Retirement Obligations
Asset retirement obligations relate to future legal obligations to restore certain leased facilities to their original conditions as at the commencement of the lease.

Asset retirement obligation
Balance at beginning of period	0.9	0.8	—
Initial balance on adoption of SFAS No. 143	—	—	0.7
Liabilities incurred in current period	0.1	0.1	0.1

Balance at end of period	1.0	0.9	0.8

Accumulated Other Comprehensive Income
Foreign Currency Translation Reserve net of nil tax	(189.4)	(138.2)	(131.9)
Unrealised net gain/(loss) on cash flow hedges net of nil tax	6.8	4.7	(12.6)
Additional minimum pension liability net of nil tax	(13.5)	(13.2)	(7.9)

	(196.1)	(146.7)	(152.4)

Item 18 : Consolidated Financial Statements

40. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors (continued)

Executive Share Option Data Supporting Notes 39(d), 26 and 29

SFAS 123 “Accounting for Stock Based Compensation” encourages the adoption of a fair value based method of determining compensation costs. For US GAAP purposes, the company has adopted the fair value provision of SFAS 123. The compensation fair value of all options which are outstanding at the date of this report has been calculated at $2.0 million.

Equity Accounted Investments – South Pacific Tyres

Equity accounting has been consistently applied for US GAAP purposes to the Group’s 50% interest in the South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd (collectively known as South Pacific Tyres (SPT)).

Summarised US GAAP financial information for SPT for the last three years is as follows:

$ in millions	2005	2004	2003
Statement of Financial Performance

Sales	994.8	987.7	951.0
Cost of Goods Sold	(693.8)	(698.1)	(685.4)
Expenses	(290.6)	(297.9)	(291.7)

Operating Profit/(Loss) before Income Tax	10.4	(8.3)	(26.1)
Income Tax Expense	(6.2)	7.1	6.7

Profit/(Loss) after Income Tax	4.2	(15.4)	(32.8)

Ansell’s 50% share	2.1	(7.7)	(16.4)

Statement of Financial Position

Current Assets	393.2	387.5	366.3
Non-Current Assets	224.5	244.4	276.2

Total Assets	617.7	631.9	642.5

Current Liabilities	517.2	528.1	517.2
Non-Current Liabilities	28.0	34.8	41.4

Total Liabilities	545.2	562.9	558.6

Net Assets	72.5	69.0	83.9

Shareholders’ Equity	72.5	69.0	83.9

Reconciliation of Investment in SPT and share of SPT’s Net Assets under US GAAP

Ansell’s share of SPT’s Net Assets under US GAAP	36.2	34.5	42.0
Plus New Zealand preference shares included within Liabilities for US GAAP purposes	4.6	4.6	4.4
Plus Other cumulative movements in SPT’s equity since cessation of equity accounting and other accounting adjustments	3.9	3.6	4.1

Investment value under US GAAP	44.7	42.7	50.5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Ansell Limited:

We have audited the accompanying consolidated statements of financial position of Ansell Limited and its subsidiaries as of 30 June, 2005, 2004 and 2003, and the related consolidated statements of financial performance, and cash flows for each of the years in the three-year period ended 30 June, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansell Limited and its subsidiaries at 30 June, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June, 2005, in conformity with accounting principles generally accepted in Australia.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for research and development costs in 2005.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 39 and 40 to the consolidated financial statements.

KPMG

Melbourne

23 September, 2005, except for Notes 39 and 40, for which the date is 12 January, 2006.

Item 19 : Exhibits

See Exhibit Index

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ansell Limited
Registrant

/s/ Rustom Jilla
Rustom Jilla Chief Financial Officer

Dated: 12 January 2006

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