Form 20-F
period 2006-06-30
ANSELL LTD
filed 2006-12-08
CIK 791440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-15850

Ansell Limited

(Australian Company Number 004 085 330)

(Exact name of Registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation or organisation)

Level 3, 678 Victoria Street, Richmond, Victoria, 3121, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

American Depositary Shares*

*	Evidenced by American Depositary Receipts (“ADRs”), each American Depositary Share representing four (4) Ordinary Shares. The ADR program was terminated effective 5 June 2006, and all Ordinary Shares underlying the ADRs were sold by the Depositary on 11 August 2006.

Securities registered or to be registered pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares – 151,782,512 (at 30 June 2006)**

**	This figure includes 316,348 shares represented by the 79,087 American Depositary Shares outstanding on 30 June 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒  Large accelerated filer    ☐  Accelerated filer    ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Contents - Business Description and Financial Statements

Exhibit 8.1	145
Exhibit 12.1	147
Exhibit 12.2	148
Exhibit 13.1	149
Exhibit 13.2	150

PART I

Item 1 : Identity of Directors, Senior Management and Advisors

Not Applicable

PART I

Item 2 : Offer Statistics and Expected Timetable

Not Applicable

PART I

Item 3 : Key Information

3A SELECTED FINANCIAL DATA

Effective 1 July 2004 Ansell Limited has adopted Australian equivalents to International Financial Reporting Standards (“AIFRS”) and as such the financial statements also comply with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board. As allowed by the US Securities and Exchange Commission (“SEC”) rules in relation to first time adoption of IFRS, only one year of comparative financial statements has been included. For an explanation of how the transition to AIFRS has affected the financial statements see Note 33 to the Consolidated Financial Statements.

The following selected financial data in accordance with AIFRS for the two year period ended 30 June 2006 has been derived from the Consolidated Financial Statements. The selected financial data in accordance with US generally accepted accounting principles (“US GAAP”) has been derived from Ansell Limited’s financial statements including the Consolidated Financial Statements. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements and accompanying notes.

The preparation of the financial statements in accordance with AIFRS results in a number of differences to US GAAP. For discussion of the major differences and a reconciliation of the material differences between AIFRS and US GAAP as they relate to Ansell Limited for the 2 years ended 30 June 2006, see Notes 34 and 35 to the Consolidated Financial Statements.

	For Years Ended 30 June
In millions of A$, except per share & per ADS amounts	2006	2005	2004	2003	2002
STATEMENT OF FINANCIAL PERFORMANCE DATA

Amounts prepared in accordance with AIFRS :
Sales revenue	1,138	1,081	—	—	—
Profit/(loss) before income tax	127	56	—	—	—
Income tax expense	8	—	—	—	—
Outside equity interest after tax	3	2	—	—	—
Net profit/(loss) after income tax	116	54	—	—	—

Amounts prepared in accordance with US GAAP : (1)
Sales revenue from continuing operations	1,138	1,081	1,113	1,294	1,414
Income/(loss) from continuing operations	116	130	83	69	(126)
Net income/(loss)	116	130	90	51	(172)

SHARE INFORMATION

Amounts prepared in accordance with AIFRS :
Number of shares on issue (millions)	152	160	—	—	—
Basic Earnings per share ($’s)	0.73	0.33	—	—	—
Basic Earnings per ADS ($’s)	2.92	1.32	—	—	—
Dividends provided for or paid	30	24	—	—	—
Dividends per ordinary share ($’s)	0.19	0.14	—	—	—
Dividends per ADS ($’s)	0.76	0.56	—	—	—
Dividends per ADS – US$ (2)	0.57	0.42	—	—	—

Amounts prepared in accordance with US GAAP : (1)
Basic Earnings per share – continuing operations (3) ($’s)	0.73	0.78	0.46	0.37	(0.67)
Basic Earnings per ADS – continuing operations ($’s)	2.92	3.12	1.84	1.48	(2.68)
Basic Earnings per share – net income/(loss) ($’s)	0.73	0.79	0.50	0.27	(0.92)
Basic Earnings per ADS – net income/(loss) ($’s)	2.92	3.12	2.00	1.12	(3.68)

STATEMENT OF FINANCIAL POSITION DATA (AT YEAR END)

Amounts prepared in accordance with AIFRS :
Current assets	738	612	—	—	—
Total assets	1,308	1,241	—	—	—
Current liabilities	318	222	—	—	—
Non-current liabilities	336	396	—	—	—
Shareholders’ equity	654	623	—	—	—

Amounts prepared in accordance with US GAAP : (1)
Current assets	738	612	749	761	821
Total assets	1,479	1,411	1,591	1,615	1,844
Current liabilities	319	223	405	367	389
Long term debt	276	331	236	320	517
Shareholders’ equity	818	799	880	864	874

PART I

Item 3 : Key Information

3A SELECTED FINANCIAL DATA (continued)

(1)	The principle differences between AIFRS and US GAAP for each of the 2 years ended 30 June 2006, are explained in Notes 34 and 35 to the Consolidated Financial Statements.
(2)	US$ amount of A$ dividends translated at the Noon Buying Rate on the respective A$ dividend payment dates, which represents approximately the actual US$ dividend paid to holders of American Depositary Shares (ADSs) by the Depositary.
(3)	Diluted earnings per share are not materially different to basic earnings per share due to the limited number of dilutive securities.

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

The rate of exchange of A$1.00 to US$ based on the noon buying rate 31 October 2006 was 0.7740.

The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 to US$ based on the noon buying rate.

For the last six months

US$ per A$1.00	High	Low
October 2006	0.7740	0.7424
September 2006	0.7709	0.7463
August 2006	0.7677	0.7574
July 2006	0.7674	0.7416
June 2006	0.7516	0.7290
May 2006	0.7754	0.7517

For the last five fiscal years

US$ per A$1.00	2006	2005	2004	2003	2002
Average Rate (1)	0.7505	0.7610	0.7016	0.5865	0.5221

(1)	The average of the noon buying rate on the last business day of each calendar month during the period.

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

PART I

Item 3 : Key Information

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

Due to the worldwide locations of Ansell’s manufacturing facilities, a substantial portion of costs are incurred in currencies other than Australian dollars, primarily the U.S. dollar and currencies of various Southeast Asian countries. In fiscal years 2005 and 2006 all Ansell’s manufacturing costs were denominated in currencies other than Australian dollars.

Similarly, due to the worldwide presence of Ansell’s customer base, a substantial portion of net sales is realised in various currencies other than Australian dollars, primarily U.S. dollars, Euros and to a lesser extent British pounds, Canadian dollars and several other currencies. Net sales are largely denominated in currencies other than Australian dollars for each of fiscal years as follows: 2005 approximately 93% and 2006 approximately 94%. Net sales and costs are not aligned in certain regions, which limits natural currency hedges.

We expect that a large part of Ansell’s costs and sales will continue to be in non-Australian currencies. As a result, fluctuations in currency exchange rates, particularly of the U.S. dollar, various Southeast Asian currencies and the Euro, relative to the Australian dollar could have a material positive or negative effect on the results of operations.

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

PART I

Item 3 : Key Information

3D RISK FACTORS (continued)

Ansell’s manufacturing operations are based, and revenues originate, in many different countries and are, therefore, subject to instability and fluctuation in political, diplomatic and economic conditions, including changes in policies regarding taxation.

In fiscal year 2006, approximately 90% of Ansell’s manufacturing operations, measured in terms of cost of production, and approximately 60% of Ansell’s net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we operate that could adversely affect the financial results, restrict Ansell’s ability to expand or limit current operations.

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

Ansell, and other companies in its industry are defendants in a number of product liability lawsuits alleging fault for allergic reactions to natural rubber latex gloves experienced by some users. The lawsuits allege among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. As of the date of this Annual Report, Ansell was a defendant along with other manufacturers and distributors of latex gloves in 7 product liability cases filed in the United States on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves; down from 9 and 8 latex allergy lawsuits pending against Ansell at 30 June 2005 and 30 June 2006 respectively.

In a number of additional cases, distributors of latex gloves that have also been named as defendants are pursuing cross-claims and third-party claims against several manufacturers of natural rubber latex gloves, including Ansell, in an effort to recover their costs related to the latex litigation. As of 30 June 2006, Ansell was a defendant in 26 lawsuits involving distributor indemnity claims, and as of the date of this Annual Report, 16 of these lawsuits remained. In one such case, Owens & Minor, Inc., et al. v. Ansell Healthcare Products Inc., et al., Case No. 00-C-0099A-102, Bowie County, Texas, on 27 August, 2004, the trial court entered a judgment against Ansell and another defendant, Becton Dickinson and Company in the amount of US$351,728. Ansell is appealing that decision.

In another case, Gilberti v. Touro Infirmary, et al., Case No. 2000-9920, Civil District Court for the Parish of New Orleans, Ansell received a jury verdict in its favor on the individual plaintiff’s liability claim. After the verdict, the hospital employer of the plaintiff pursued a claim for indemnity against Ansell. On 10 November, 2004, the trial court entered judgment against Ansell on the hospital employer’s indemnity claim in the amount of US$828,935. Ansell appealed that decision. The Louisiana Fourth Circuit Court of Appeals affirmed the trial court’s finding that Ansell had a duty to indemnify the hospital but found that the trial court erred in not determining whether the hospital spent sums defending its own negligence. On 13 October 2006 the Louisiana Supreme Court affirmed and remanded the case to the trial court for a recalculation of damages.

It is not possible at this time to quantify the potential financial impact of the remaining cases on Ansell.

PART I

Item 3 : Key Information

3D RISK FACTORS (continued)

Ansell is subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and Ansell could be subject to liability.

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

Ansell accounted for approximately 3.5% of worldwide liquid natural latex consumption in fiscal 2006.

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

PART I

Item 4 : Information on the Company

OVERVIEW

The fiscal year of Ansell Limited (“Ansell Limited”, the “Company” or “Group”, which, unless the context otherwise requires, includes Ansell Limited and its consolidated subsidiaries) ends on 30 June. The fiscal year ended 30 June 2006 is referred to herein as “2005-2006” or “fiscal year 2006” and other fiscal years are referred to in a similar manner.

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

These two acquisitions significantly increased the size of the Ansell Healthcare business. Sales of businesses during 1995-1996 included adidas, a number of businesses in the Industrial Foam and Fibre Group and the public float of Cochlear Ltd. In 1996–1997 Loscam Ltd and the Telectronics business of the Medical Group were sold and Ansell Healthcare acquired the Golden Needles Knitting business.

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

PART I

Item 4 : Information on the Company

4A HISTORY AND DEVELOPMENT OF THE COMPANY (continued)

As part of the agreement, an option in favour of the Company was executed (exercisable between August 2005 and August 2006) enabling the Company to put the South Pacific Tyres business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements the Company is not required to contribute any further cash to the partnership.

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

On 16 December 2005 the Company announced that it had reached agreement with Goodyear as to the terms of its exit from the South Pacific Tyres business. Pursuant to the agreed terms, Goodyear purchased Ansell’s interest in South Pacific Tyres, effective 25 January 2006, for $53 million resulting in a $5 million non-cash write-down. In addition a loan outstanding from Ansell to South Pacific Tyres was repaid in full, which with accrued interest, totalled $69.2 million.

On 31 March 2006 the Company acquired 75% of a leading Chinese condom marketing business, Wuhan Jissbon Sanitary Products, for $25.1 million. The Company also established an Occupational glove trading subsidiary in China.

On 4 May 2006 the Company announced its intention to voluntarily delist from the NASDAQ National Market and to terminate its American Depositary Receipt program, with both to take effect as of the close of trading on 5 June 2006.

The Company’s registered head office is located at 678 Victoria Street Richmond, Victoria, Australia. Its telephone number is (61 3) 9270 –7270 and fax number is (61 3) 9270-7300. Further information can be found by viewing the Company’s website www.ansell.com. However, such information is not part of this Annual Report.

Refer to Item 5.B for information on the Company’s principal capital expenditures and divestitures since the beginning of the last two financial years.

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

Ansell provides essential healthcare barrier protection against injury, infection and contamination for millions of people at work, in medical situations, in the home and in special environments, such as food preparations and microelectronics.

The following table sets forth certain information with respect to Ansell Healthcare for the periods and dates indicated.

$ in millions (except for number of employees)	For Years Ended 30 June
	2006	2005
Sales	1,138	1,081
Operating Profit before tax	127	56
Gross Assets	1,308	1,241
Number of employees	11,317	11,059

Ansell operates in three broad market segments: Professional Healthcare (surgeons’ and examination gloves); Occupational Healthcare (industrial hand protection); and Consumer Healthcare (condoms and household gloves). The Company is organized across three geographic regions – the Americas, Europe and Asia Pacific – supported by a shared operations/supply chain, a Science and Technology group and global marketing teams. 47 percent of Ansell’s sales in fiscal year 2006 were in the Americas, with a further 37 percent in the Europe, Middle East and Africa region and the balance in Asia Pacific. Refer to Item 5.A. for additional information on the breakdown of total revenues by category of activity and geographic market.

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

The Operations and Supply Chain group support product flows to the markets through 15 global production facilities located in Asia, North America and the UK. Almost 71% of the product sourced is manufactured at these facilities with the balance outsourced under strict quality and performance specifications.

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

DISCONTINUED OPERATIONS

Since the mid 1990’s the Company has pursued a policy of divesting major businesses to enable greater focus on the Ansell Healthcare operations. The divestments were largely completed by the end of fiscal 2002. The disposal of the remaining non core operation, being the non-controlling investment in the South Pacific Tyres (SPT) business, was completed during the year (refer Item 4A).

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

PART I

Item 4 : Information on the Company

4B BUSINESS OVERVIEW (continued)

REGULATION AND ENVIRONMENTAL MATTERS (continued)

United States (continued)

Ansell’s condom manufacturing facility in Surat Thani, Thailand is currently in the probationary period following Level 1 detention beginning in August 2005. Two of Ansell’s outsource suppliers of examination gloves, Latexx Manufacturing Sdn. Bhd. and Perusahaan Getah Asas Sdn. Bhd., recently experienced glove failures and were therefore placed on automatic Level 1 detention. Both suppliers have been officially removed from Level 1 detention, and are now in the 24 month probationary period.

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

Ansell Heathcare Europe identified the need in September 2006 to exercise a product recall on examination gloves manufactured for Ansell by outsourcing partner Perusahaan Getah Asas.

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

4C ORGANISATIONAL STRUCTURE

Note 32 to the Financial Statements included in Item 18 contains a listing of the Company’s subsidiaries, their countries of incorporation and the Company’s proportion of ownership interest in each.

4D PROPERTY, PLANT AND EQUIPMENT

Set out below is a breakdown by geographic location of the Company’s manufacturing facilities (with distribution facilities attached to manufacturing facilities not counted separately), as at 30 June 2006.

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

Pursuant to Company policy, the Company’s principal capital intensive and strategic manufacturing and distribution facilities are owned. Those facilities that are not owned are generally leased by the Company for periods varying from 1 to 10 years, and comprise certain warehouse/distribution centres and sales and administration office accommodation. The Company does not believe its business is dependent on any single facility. Refer to Note 13 to the Consolidated Financial Statements for details of the carrying value of the Group’s property, plant and equipment.

No major encumbrances on material tangible fixed assets or environmental issues exist that may affect the Company’s utilisation of the assets.

PART I

Item 4A : Unresolved Staff Comments

None.

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS

The following discussion and analysis is based upon or derived from the Consolidated Financial Statements included in this Annual Report, which are prepared in accordance with AIFRS. As noted in Item 3A the Company has included only one year of comparative financial information throughout this report as permitted under SEC rules in relation to first time adoption of IFRS.

Notes 34 and 35 to the Consolidated Financial Statements contain a discussion of the major differences between AIFRS and U.S. GAAP and the reconciliation to U.S. GAAP.

The following tables set forth the contributions of each business group to sales revenue and operating profit of the Company for the fiscal years ended 30 June 2005 and 2006:

OPERATING REVENUE BY BUSINESS GROUP (1)

(EXCLUDING UNALLOCATED)

$ In millions	For Years ended 30 June
	2006	% change	2005
Occupational Healthcare	569	4.4%	545
Professional Healthcare	387	5.2%	368
Consumer Healthcare	182	8.3%	168

Total Healthcare	1,138	5.3%	1,081

Total Operating Revenue	1,138	5.3%	1,081

(1)	The sales figures in this table exclude intergroup sales. There were no significant intergroup sales during any of these three fiscal years.

OPERATING PROFIT BEFORE TAX (1)

$ in millions	For Years Ended 30 June
	2006	% change	2005
Occupational Healthcare	81	—	81
Professional Healthcare	39	(11.4)%	44
Consumer Healthcare	24	(17.2)%	29
Unallocated Items and Eliminations (2)	(11)		(88)
Net Interest, including borrowing costs	(6)		(10)

Total Operating Profit Before Tax	127	126.8%	56

(1)	The operating profit figures in this table exclude unrealised operating profit on inventory which has been purchased by one business group from another.
(2)	Fiscal year ended 30 June 2006 includes $5.5 million write-down of the investment in the South Pacific Tyres partnership (30 June 2005 $80.0 million).

SALES REVENUE BY GEOGRAPHIC MARKET

The following table sets forth the Company’s sales revenue by geographic market for the fiscal years ended 30 June 2005 and 2006. The revenue has been classified by location of the customer and excludes intergroup sales.

$ in millions	For Years Ended 30 June
	2006	2005
Australia, New Zealand and Southeast Asia	178	163
North, Central and South America	539	518
Europe, Middle East and Africa	421	400

Total	1,138	1,081

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS (continued)

RESULTS OF OPERATIONS

Consolidated

Ansell Limited recorded a profit after tax to shareholders of $116.1 million for the year ended 30 June 2006, compared to a profit of $54.4 million in 2004/2005. These results include $5.5 million and $80.0 million write-downs of the investment in South Pacific Tyres (SPT) in 2005/2006 and 2004/2005 respectively. This investment was sold during fiscal 2006 resulting in the afore-mentioned loss of $5.5 million. Unlike under AIFRS where the Company had previously discontinued equity accounting for the investment in SPT, equity accounting had been consistently applied under US GAAP to the date of sale. As a result, from a US GAAP perspective, the write-downs under AIFRS in fiscal years 2006 and 2005 were reversed and the result of the sale was calculated based on the carrying value of the investment under US GAAP. The net impact of this on the US GAAP result was to increase the result reported under AIFRS by $82.1 million in fiscal 2005 and by $7.1 million in fiscal 2006.

Operating Revenue

Total revenue in 2005/2006 was $1,152.3 million compared with $1,093.4 million in 2004/2005. Sales revenue in 2005/2006 from Healthcare businesses (Occupational, Professional and Consumer) was $1,138.2 million, up 5.3% on the $1,081.1 million in the previous year.

Operating Profit before Tax

Ansell Limited recorded an operating profit before tax of $126.6 million for the current year, compared to a profit of $56.4 million for 2004/2005. Excluding the impact of the above-mentioned write-downs of the investment in SPT, operating profit fell from $136.4 million in 2004/2005 to $132.1 million in 2005/2006. The impact of a 73% increase in natural rubber latex in fiscal 2006 (based on the Malaysian ringitt price per wet kg), much of which occurred in the second half, could not be recouped with price increases, manufacturing productivity and overhead cost controls. Financing costs, net of interest revenue, reduced from $9.6 million in 2004/2005 to $5.9 million in 2005/2006 due to reduced net interest bearing debt levels (interest bearing liabilities less cash at bank and short term deposits) .

Income Tax Expense

Income tax expense for the year was $7.9 million compared to the previous year’s $0.2 million. The amount reported in both year’s benefited from the recognition of previously unbooked tax losses in respect of the Group’s US operations totalling $7.5 million in 2005/2006 and $21.2 million in 2004/2005.

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS (continued)

ANSELL HEALTHCARE

YEAR ENDED JUNE 2006 V JUNE 2005

Ansell Healthcare’s sales of $1,138.2 million were up on the previous year’s $1,081.1, however operating profit of $144.2 million was down 6.6% from $153.7 million as increases in raw material costs, in particular an unprecedented escalation in natural rubber latex prices, put substantial downward pressure on margins.

Occupational Healthcare

Sales of $569.2 million were up 4.3% on the prior year’s sales of $545.7 million while operating profit for both years was $81.3 million. Operating profit margin fell from 14.9% to 14.3%.

This segment accounted for approximately 50% of Ansell Healthcare’s total revenues and 56% of operating profit.

After a slow first half of the year, sales in the second half improved strongly to achieve an overall 4.3% increase on the previous year.

The HyFlexTM range continued to grow strongly with new variants introduced and sales volumes up 17% over 2005. The new AlphaTECTM grip technology glove also had an excellent first six months since its launch, with strong demand from the petrochemical industry.

The VirtexTM nitrile glove was launched for use in oily applications. VirtexTM is the first glove from Ansell to incorporate our unique patent pending Aqadri TM – Ansell Moisture Management Technology TM,

Ansell’s leading position in the occupational glove market provides leverage scale that facilitates the use of innovative approaches in identifying and developing new products to satisfy customer requirements. In the USA, the Company works closely with a Distributor Advisory Council, a group that includes representatives of Ansell’s major industrial distributors. This arrangement provides Ansell with valuable commercial insights and the opportunity to understand, first-hand, the needs of the customer and the nature of solutions that are required.

The Americas and EMEA (Europe, Middle East and Africa) regions continued to gain new business from the Ansell value proposition sales program called GuardianSM, which utilizes Ansell’s highly reputed hand protection and safety auditing software tool, SafetyNetTM.

Good gains were made in the Americas region in expanding business with existing customers, and new channel opportunities in the construction and do-it-yourself sectors were identified and are being pursued. In the EMEA region, a retail group was established to capitalize on new opportunities in the automotive service parts, and agriculture and viticulture markets.

Other new product introductions and continued penetration of the emerging markets, particularly Russia, Poland, the Czech Republic, Hungary, Ukraine and Mexico, also contributed to increased revenues.

The establishment of the new Occupational Healthcare business in Shanghai has the Company well positioned as commercial/industrial production continues to grow steadily in China, and tighter regulations and improved safety standards emerge for workers.

The maintenance of operating profit at 2005 levels is considered a good result given increased cost pressures on synthetic materials and natural rubber latex, and changes in product mix.

The key strategies for this business segment are:

•	To continue to leverage the concept of hand injury solutions through the expansion of the GuardianSM program.

•	The introduction of further new products, concentrating on Ansell’s ergonomic technology advantage.

•	A continued and aggressive push into new channels and markets, with the opportunity for fully incremental sales.

•	Continued emphasis on lower manufacturing and product sourcing costs.

PART I

Item 5 : Operating and Financial Review and Prospects

5A OPERATING RESULTS (continued)

Professional Healthcare

Sales of $387.4 million were 5.4% higher than the prior period sales of $367.7 million while operating profit of $38.9 million was 10.2% lower than prior period operating profit of $43.3 million. Operating profit margin decreased from 11.8% to 10.0%.

This segment accounted for approximately 34% of Ansell Healthcare’s revenue and 27% of operating profit.

Good results across all three regions drove the increase in sales however gross margins were affected significantly because of the difficulty in achieving price increases in this extremely competitive sector to recover higher latex costs.

Synthetic surgical glove sales continued to grow, and were up 10% on the previous year. The synthetic surgical glove range was expanded with the introduction of the new DermaPrene® PI glove, which is made from polyisoprene.

Examination glove sales increased 14%, including a 19% increase in synthetic glove sales. Latex cost pressures, however, led to lower margins in the examination glove segment. Some supply contracts in the USA were deliberately relinquished to preserve margins.

The strategies for the Professional Healthcare segment are:

•	Strive to recover latex cost increases through appropriate pricing.

•	The introduction of further new products, including synthetics, to upgrade the current range.

•	Market share recovery in the USA surgical glove sector.

•	Outsourcing rather than investing internally in new production capacity for commodity products.

Consumer Healthcare

Sales of $181.6 million were up 8.3% on the previous year’s sales of $167.7 million, while operating profit of $24.0 million was lower by 17.5%. Operating profit margin decreased from 17.4% to 13.2%.

This segment accounted for approximately 16% of Ansell Healthcare’s revenues and 17% of operating profit.

The sales increase for the year was assisted by a strong second half in retail condom sales particularly in the major markets of France and the UK. Increased promotional expenditure in the intensely competitive USA retail market and higher latex costs contributed to a reduction in margins. Operating profit was also affected as a result of the Surat Thani plant being placed on detention by the US Food and Drug Administration in respect of condoms shipped to the USA. The detention, which lasted five months, was lifted in January 2006.

The Company renewed its agreement with Freudenberg Household Products (FHP), our global household glove marketing partner/distributor, for a further five years and in doing so, fortified our business growth foundation, particularly in vital continental European markets where FHP enjoys a strong market share in the major grocery trade.

The performance of the Suretex business, which provides condoms on a “private label” basis to retailers and to government/global health institutions was strong.

The expansion in China through the acquisition of 75% of Jissbon provides Ansell with a leading share position in the Chinese condom market and a basis to expand more broadly within China.

The Consumer Healthcare strategy has as its focus:

•	Recovering market share for condoms in the USA retail market.

•	New products, new packaging, and brand and line extensions.

•	Utilization of manufacturing capacity to supply condoms into the public sector and private label channels.

•	Expansion into new geographic regions and leveraging the Company’s brand strength globally.

PART I

Item 5 : Operating and Financial Review and Prospects

5B LIQUIDITY AND CAPITAL RESOURCES

The Company operates internationally and in many different economic climates but inflation has not had a material effect on the Company’s results of operations. The Company does not have material subsidiaries in any economies that have been subject to hyperinflation.

The Company operates a Central Treasury from its office in Melbourne, Australia. The Central Treasury manages Ansell’s external debt, invests excess cash held centrally and acts to hedge foreign exchange exposures worldwide. The Company has small bank borrowings outside Australia and cash is generated in operating subsidiaries around the world in a number of currencies. Where possible excess funds are accumulated at the Central Treasury.

Cash and deposits at 30 June 2006 were $318.0 million compared with $227.3 million at June 2005 and included restricted deposits of $6.6 million ($8.4 million at 30 June 2005) which have been set aside to cover the provisions established to address any remaining liability of members of the Group to claims arising with respect to the Accufix Pacing Lead.

The Company believes its working capital is sufficient for the Company’s present requirements.

Net cash from operating activities

Net cash provided by operating activities for 2005/2006 was $131.7 million compared to $152.8 million in 2004/2005.

Payments in respect of the Accufix Pacing Leads litigation and settlement totalled $2.0 million compared with $3.9 million in 2004/2005. Payments under operating leases for the year totalled $21.0 million compared with $21.5 million in 2004/2005.

Net cash used in investing activities

Net cash provided by investing activities was $80.2 million compared to $12.7 million used in investing activities in 2004/2005. The sale of the investment in SPT during the year resulted in proceeds of $53.0 million and a loan to SPT of $66.8 million was also repaid.

Capital expenditure for the year was $16.5 million, compared to $14.1 million in 2004/2005. Capital expenditure commitments of $2.4 million in respect of plant and equipment existed as at 30 June 2006. The following table presents a summary of capital expenditure by Business Segment for the past two years:

	For Years Ended 30 June
$ in millions	2006	2005
Occupational Healthcare	7	5
Professional Healthcare	8	6
Consumer Healthcare	2	3

Total	17	14

Net cash used in financing activities

Net cash used in financing activities was $142.1 million, compared with $217.0 million in 2004/2005. Net repayments of borrowings totalled $5.9 million during the year following repayments of $26.4 million in the previous year. An on-market buy-back, a minimum holding buy-back and the buy-back of shares to satisfy the vesting of options and Performance Share Right resulted in an outflow of $103.1 million during the year following an off-market buy- back totalling $156.1 million in 2004/2005.

Net debt (i.e. borrowings less cash) decreased during the year from $146.6 million in 2004/2005 to $79.1 million at the end of 2005/2006. Net Debt to Equity decreased from 23.5% to 12.1% and Net Liabilities to Equity decreased from 63.9% to 52.4%.

The Company’s long–term debt has been rated by the U.S. credit rating agencies Standard & Poor’s Rating Group and Moody’s Investors Service Inc. since 1988-89. The Company’s current ratings are as follows:

	Long Term	Outlook	Short Term
Moody’s	Baa3	Stable	P3
Standard & Poor’s	BB+	Stable	—

Moody’s upgraded their rating of the Company on 4 September 2006 from Ba1, Positive, Not Prime to the above ratings..

PART I

Item 5 : Operating and Financial Review and Prospects

5B LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

The Company’s borrowing portfolio at 30 June 2006 had an average maturity of 866 days (previous year 1,174 days), with approximately 82% at fixed interest rates and 18% at floating rates. The average cost of debt for the year was 5.03%, up slightly on the previous year’s 4.94%.

Net financing costs for the year were $5.9 million compared to the previous year’s $9.6 million. The reduced costs resulted from the continued reduction in net debt.

The Group established a US$250 million revolving credit bank facility on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. In April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was initially extended to 30 April 2006 and has subsequently been extended to 30 April 2007. This facility can be accessed by the parent company and certain USA subsidiaries. US$195 million of the term facilities had been drawn down at 30 June 2006 (compared to US$175 million at 30 June 2005) leaving an unused balance available for immediate use of US$55 million. There are a number of financial covenants attaching to this facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. If any breaches of these covenants occur all monies outstanding under the facility become immediately due and payable. As at 30 June 2006, the Company was in compliance with all covenants. The interest rate for this facility is determined based on market rates at the time amounts are drawn down.

Currency Restrictions

The Company operates in a number of countries such as China, India, Sri Lanka and Malaysia where Central Banks have imposed currency restrictions. These restrictions do not affect the daily operations of the relevant subsidiaries and to date have not restricted the flow of capital, interest or dividends. The Company anticipates that these restrictions will not have a material adverse affect on its operations.

PART I

Item 5 : Operating and Financial Review and Prospects

5C RESEARCH AND DEVELOPMENT

Ansell Healthcare spends approximately 1.1% of sales on research and development. Product and process innovation are essential to continuing profitable growth, and approximately 12% of total sales currently come from products developed in the previous three years.

The Company’s commitment to innovation and new product development was further enhanced with the establishment of Ansell Healthcare’s Science and Technology Centre in Shah Alam, Malaysia, outside of Kuala Lumpur. Eleven members of the total 70-member technical staff hold PhDs, while another 16 hold masters degrees in the fields of chemistry, chemical engineering, materials science and fibre technologies. Ansell also has a smaller fibre-technology centre in Pendleton, South Carolina, that is affiliated with Clemson University’s Center for Advanced Fibers & Films Technologies. Starting in April 2004, Ansell has also established small application engineering groups in five (5) of its plants to focus on technology transfer as it applies to new product & process development. These satellite centres are located in Surat Thani, Thailand; Redditch, UK; Colombo, Sri Lanka; and Bermudez and Salvarcar in Mexico.

While Science and Technology was heavily involved in advancing process-related technologies for improved quality and cost-savings, the group also delivered a range of new products to the market during the past year. New products that generate, or will likely generate, significant sales are HyFlex 11-801 Grey, HyFlex polyurethane cut resistant, AlphaTec® oil grip as well as a new synthetic polyisoprene surgical glove.

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

PART I

Item 5 : Operating and Financial Review and Prospects

5F CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD IN $ MILLIONS
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations	275.9	—	162.3	86.6	27.0
Interest on Debt Obligations (1)	47.8	17.6	22.3	6.6	1.3
Operating Lease Obligations	41.4	10.5	13.9	10.7	6.3
Purchase Obligations	2.4	2.4	—	—	—
Defined Benefit Plan Contributions (2)	1.7	1.7	—	—	—
Other Long-Term Liabilities	60.5	—	13.0	12.3	35.2

Total as at 30 June 2006	429.7	32.2	211.5	116.2	69.8

(1)	These amounts are the Company’s best estimates based on current conditions however may vary due to potential variations in the mix of the debt portfolio between fixed and floating interest rates.
(2)	The Company is not in possession of and does not believe that it can reasonably estimate amounts that it will be required to contribute to its defined benefit plans beyond the next twelve months. However the Company does not anticipate that such amounts will be material on an annual basis.

Refer to Note 24 to the Consolidated Financial Statements contained within Item 18 for detailed information in respect of the derivative financial instruments used by the Company such as foreign exchange and interest rate swaps and the Company’s exposure to interest rate risk.

Amounts due under foreign currency contracts in respect of contracted obligations are included within Current Liabilities on the Balance Sheet.

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

Our management has identified the following critical accounting policies. Other accounting policies are included in Note 1 to the Consolidated Financial Statements contained in Item 18.

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

Item 5 : Operating and Financial Review and Prospects

5H CRITICAL ACCOUNTING POLICIES (continued)

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute all past earnings exists;

•	deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	deferred tax assets are recognised only to the extent that it is probable that they will be recovered. The Company uses a three year projection period when assessing the recoverability of tax losses relating to its USA operations. If a different projection period was utilised or actual results varied significantly from projections this could have a material impact on the level of tax losses recognised.

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

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT

The business of Ansell Limited is managed by a Board of Directors of such number of not fewer than four and not more than eight as the Directors determine. At the date of this report there are six Directors in office, of whom Mrs M. Peterson was appointed a Non-executive Director in August 2006. There are no family relationships (within the meaning of Item 6 of Form 20-F) between any director or executive officer and any other director or executive officer.

As of 30 June 2006 the Directors of Ansell Limited were as follows:

Name	Age	Position	Year of Initial Appointment	Expiration of Current Term (1)
Peter L. Barnes	62	Chairman	2001	2007
Glenn L. L. Barnes	59	Director	2005	2008
Ronald J. S. Bell	56	Director	2005	2008
L. Dale Crandall	64	Director	2002	2008
Herbert J. Elliott (2)	67	Director	2001	2007
Douglas D. Tough	56	Chief Executive Officer	2004	—

(1)	Other than the Chief Executive Officer, the directors are subject to re-election at the Annual General Meeting next following their appointment and retirement by rotation every three years. At least one third of the Company’s Directors (those who have served the longest since last being re-elected) retire each year and may offer themselves for re-election by the shareholders.
(2)	Mr Elliott retired from the Board on 18 October 2006.

As of 30 June 2006 the Executive Officers (1) who were not Directors were:

Name	Position	Year of Initial Appointment	Commenced employment with Ansell Limited
Phil Corke	Senior Vice President, Human Resources & Communications	1998	1998
Werner Heintz	Senior Vice President & Regional Director – Europe, Middle East and Africa	2001	1999
Rustom Jilla	Senior Vice President & Chief Financial Officer	2002	2002
Neil O’Donnell	Senior Vice President & Regional Director – Asia Pacific	2001	1988
William Reed	Senior Vice President & Regional Director – Americas	2001	1989
William G Reilly, Jr.	Senior Vice President & General Counsel	2000	2000

(1)	Executive Officers serve at the discretion of the Board of Directors.

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT (continued)

The following is a brief biography of each of the Directors and Executive Officers of Ansell Limited as at 30 June 2006 and as at the date of this report:

Peter L Barnes, B.COM, (HONS.) MBA (MELB)

Appointed Non-executive Director in October 2001 and Chairman in August 2005. Chairman of the Nomination, Remuneration and Evaluation Committee.

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

Resident Australia. Age 63

Douglas D Tough, MBA, BBA

Managing Director and Chief Executive Officer since 1 July 2004.

Prior to joining Ansell, Doug Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, including President and Chief Executive Officer of its largest division worldwide, Dr Pepper/Seven Up, North America. Mr Tough has also had 12 years’ experience with Procter & Gamble in various sales and marketing assignments. He holds an MBA from the University of Western Ontario, Canada, and a BBA from the University of Kentucky, USA.

As an Executive Director, Douglas Tough is not independent.

Resident USA. Age 57

Glenn L L Barnes, B.AG. SCI (MELB), CPM, FAMI, FAIM, FAICD, FAIBF, FRSA

Appointed Non-executive Director in September 2005. Member of the Audit Committee.

Glenn Barnes is Chairman of Baycorp Advantage Limited and a Director of Lion Nathan Limited. He also serves as Chairman, Director and council member of a number of not-for-profit and private interest companies, including the Reach Foundation and the Australian Institute of Company Directors. He was previously a Non-executive Director of Banksia Wines Limited, Repco Corporation Limited, National Foods Limited and a Council member of Monash University.

Glenn Barnes commenced his management career with Unilever Limited and was involved in fast moving consumer goods, banking and financial services for over 30 years in Australia and internationally, including UK, USA, Republic of Ireland, Japan and China. Since retiring from executive roles in 2002, Mr Barnes has focused on governance and consulting.

The Board considers Glenn Barnes to be an independent Director.

Resident Australia. Age 59

Ronald J S Bell BA (STRATHCLYDE)

Appointed Non-executive Director in August 2005. Member of the Nomination, Remuneration and Evaluation Committee.

Mr Bell is a Director of Gallaher Group Plc, Northern Foods Plc and Edrington Group and is Chairman of the Milk Link Co-Operative.

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

Resident U.K. Age 56

PART I

Item 6: Directors, Senior Management and Employees

6A DIRECTORS AND SENIOR MANAGEMENT (continued)

L. Dale Crandall, MBA UC BERKELEY, CPA

Appointed Non-executive Director in November 2002. Chairman of the Audit Committee.

Mr Crandall is a Director of Union Bank of California, Covad Communications Group, BEA Systems Inc., Coventry Health Care Inc. and UGS Corp. He is also a Trustee of Dodge & Cox Mutual Funds.

Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the USA.

The Board considers Dale Crandall to be an independent Director.

Resident USA. Age 65

Herbert J Elliott, AC, MBE, MA (CANTAB)

Appointed Non-executive Director in February 2001. Member of the Audit and Nomination, Remuneration and Evaluation Committees until October 2006.

Mr Elliott was appointed Deputy Chairman of Fortescue Metals Group Limited in May 2005, having served as a Director of that company since October 2003. He is also Chairman of the Telstra Foundation Limited.

Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company.

The Board considers Herb Elliott to be an independent Director.

Resident Australia. Age 68

Marissa Peterson, MBA (HARVARD), B.SC (MECH)

Appointed Non-executive Director on 22 August 2006.

Marissa Peterson is a Director of Supervalu Inc and Lucille Packard Children’s Hospital in California, and serves on the Board of Trustees of Kettering University. She was formerly a Director of Covisint Inc. and a member of both the Industry Executive Advisory Council, of Stanford University’s Alliance for Innovative Manufacturing, and the US National Center for Women & Information Technology Executive Council.

Mrs Peterson retired from executive roles in mid 2006, having spent the previous 18 years with Sun Microsystems in senior executive positions. She has extensive experience in supply chain management, manufacturing, supplier management and procurement, logistics and distribution, and services.

The Board considers Marissa Peterson to be an independent Director.

Resident USA. Age 44

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

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION

The aggregate amount of remuneration paid or accrued by the Company on a worldwide basis during 2005-2006 as compensation to its Directors and its executive officers named below as a group was $9,566,919.

In accordance with the provisions of Australian law, amounts notionally attributed to pension and retirement benefits are deemed to be remuneration and such amounts are included in the total amount set out in the preceding paragraph.

Non-executive Directors’ Remuneration

Directors’ Fees

Non-executive Directors’ fees, including committee fees, are set by the Board within the maximum annual aggregate amount of $750,000, which was approved by shareholders in 1989. The fees paid to Directors are set at levels which reflect both the responsibilities of, and the time commitments required from each Director to discharge their duties. In order to maintain their independence and impartiality, the remuneration of the Non-executive Directors is not linked to the performance of the Company. In setting fee levels, the Nomination, Remuneration and Evaluation Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

•	fees paid by relevant comparable companies;

•	independent advice from remuneration consultants and other external advisers;

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of Director; and

•	the level of remuneration necessary to attract and retain suitable Directors.

The Board periodically reviews its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance. The Board conducted such a review during the 2006 financial year and concluded that no adjustment to current fee levels was required in respect of the coming financial year.

The current Board fee payable to Non-executive Directors is $82,500 per annum. Committee fees are set at 10% of the Board fee. The Board Chair fee is set at 2.5 times the Board fee, while the fees for the Chair of the Audit and Nomination, Remuneration and Evaluation Committees are set at 2 times and 1.25 times the Committee fee, respectively.

Superannuation contributions are also made on behalf of the Non-executive Directors at a rate of 9%, which satisfies the Company’s statutory superannuation obligations.

In accordance with rule 35 of the Constitution, Non-executive Directors are permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year. Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

Shareholders at the Company’s 2006 Annual General Meeting approved an increase to $900,000 in the maximum aggregate fees that may be paid to Non-executive Directors. The Board does not currently intend to increase Non-executive Directors’ annual fees, however, it wishes to have the flexibility to increase the size of the Board and to adjust fees in line with market practice as appropriate in future years.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Non-executive Directors’ Share Plan

In recognising that ownership of Company shares aligns Directors’ interests with those of shareholders, the Company operates a Non-executive Directors’ Share Plan. Under the terms of the Plan, a copy of which is available on the Company’s website at www.ansell.com, Non-executive Directors are required to reinvest a minimum of 10% of their gross annual fees in acquiring shares in the Company until their shareholding is equal to at least one year’s fees. The Plan rules permit Non-executive Directors to elect to apply up to 100% of their fees towards acquiring shares. These shares, which are purchased quarterly on the ASX at prevailing market prices, are registered in the name of the Director, but are subject to a restriction on dealing until the Director ceases to hold office.

The Non-executive Directors’ Share Plan is not a performance-based share plan, nor is it intended as an incentive component of Non-executive Director remuneration.

Retirement Benefits

Consistent with best practice, the Company does not pay Non-executive Directors retirement benefits in addition to statutorily prescribed superannuation contributions.

Details of Non-executive Directors’ remuneration for the 2006 financial year are set out in the following table.

	Fees A$	Non-Monetary Benefits A$	Superannuation Contributions (1) A$	Total A$
NON EXECUTIVE DIRECTORS
P L Barnes	206,879	—	18,707	225,586
G L L Barnes	77,715	—	—	77,715
R J S Bell	85,736	—	2,928	88,664
L D Crandall	98,145	—	8,833	106,978
H J Elliott	97,538	11,774	8,778	118,090
M J McConnell (2)	32,827	—	2,954	35,781
E D Tweddell (3)	21,484	—	1,934	23,418

(1)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.
(2)	Ceased as a Director on 17 November 2005.
(3)	Ceased as a Director on 4 August 2005.

Executive Director and senior executive remuneration

The remuneration policy applicable to senior executives and the Company Secretary during the 2006 financial year had the objectives of:

(a) aligning management rewards with the creation of value for shareholders thereby establishing a common interest between executives and shareholders;

(b) supporting the short- and long-term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(c) achieving a balance between fixed and performance-related components of remuneration that reflects market conditions at each job and seniority level.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

The current approach to executive remuneration was introduced in 2002. At that time, the Board of the restructured Ansell Limited announced specific objectives for the following three years. Having undertaken to deliver strong and consistent growth in earnings before interest, tax and amortisation of the Ansell Healthcare business (Segment EBITA), the Board implemented executive remuneration strategies that were designed to motivate executives to ensure the Company’s success in achieving the annual EBITA targets that had been set.

Fixed Remuneration

The remuneration packages of senior executives (including the CEO) comprise both a fixed component and a performance-related component. In general, between 50% and 70% of the total remuneration packages for the CEO and senior management is performance related.

The fixed component, which is expressed in local currency, is set at the mid point of the market rate for a comparable role by reference to appropriate benchmark information and having regard to an individual’s responsibilities, performance, qualifications, experience and location. Executive management salaries are also benchmarked against global salary and grade data supplied by Watson Wyatt, and internal equity is monitored using a global broad band grading system.

Fixed remuneration includes contributions to superannuation and pension plans in accordance with relevant legislation or as contractually required.

At-Risk Remuneration

Annual cash incentive

The annual short-term incentive program (STI) is a cash-based plan that involves linking specific targets with the opportunity to earn incentives based on a percentage of fixed salary. In relation to members of the senior executive team, this generally comprises an amount equal to between 30% and 45% (75% for the CEO) of their fixed annual remuneration for target performance and up to an amount equal to between 60% and 90% (150% for the CEO) of their fixed annual remuneration for performance that is well in excess of target performance.

Performance measures for 2006 were based on annual growth in sales revenue (Sales) and Segment EBITA, or for some executives with more direct responsibility for overall corporate performance, Profit Attributable, weighted equally. The Board considered these performance measures to be appropriate and aligned to the Company’s objectives of delivering profitable growth and improving shareholder return, particularly given the commitments made to shareholders in 2002 in respect of Segment EBITA growth objectives. In addition, executives have a clear line of sight to the targets and are able to affect results through their actions.

The hurdles for the STI in the 2006 financial year were set so that achievement of the internal business plan Sales and Segment EBITA (or Profit Attributable) objectives would result in 100% of the award being earned. Additional incentive payments were available for performance exceeding target objectives. Incentives would start to be earned at 50% of the target level once performance measures exceeded a Sales threshold that was set at the median between the 2005 actual results and the 2006 target.

Performance against these objectives was determined, and incentives paid, following the completion of the audit of the 2006 financial accounts. The performance measures attaching to the STI were satisfied well beyond the target level in the case of Sales growth, were slightly above target in the case of Profit Attributable, and fell short of target in the case of Segment EBITA.

Long-term incentive

The Company’s long-term incentive (LTI) arrangements are designed to link executive reward with creation of shareholder value through the grant of equity securities subject to performance conditions which underpin sustainable growth in shareholder value.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Participation in the Company’s LTI arrangements is only offered to executives who are able or have the potential to influence shareholder value. Key Management Personnel are offered a grant under the Plan which is designed to be the equivalent of approximately 30% of their total remuneration (on an annualised basis). Other executives are offered grants representing a lower proportion of their total remuneration.

The Stock Incentive Plan (Plan) that operated until the end of the 2006 financial year provided for senior executives to be granted:

•	performance share rights (PSRs); and

•	in the case of the CEO and CFO, options.

Executives who participate in the Plan were granted PSRs that vest in three annual tranches, subject to the satisfaction of performance conditions applicable to each tranche as set by the Board. PSRs vest immediately upon satisfaction of the performance conditions for the relevant performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The CEO and CFO were granted options under the Plan upon joining the Company. The options were granted at no cost and vest upon satisfaction of the relevant performance conditions. The relevant exercise price, which is based on the average of the Company’s closing share price on the five days preceding the date of grant, is $7.40 for the options granted to the CEO and $6.97 for the options granted to the CFO. Vested options may not be exercised until 12 months after the date of vesting.

Any options that do not vest in a financial year will lapse. PSRs that do not vest in a financial year will be added to the PSRs otherwise available in the next vesting year and tested against the performance condition applicable to that subsequent year. Any PSRs that have not vested within three years of being granted may not be carried forward, and will lapse.

Participants are entitled to vote their shares and to receive any dividend, bonus issue, return of capital or other distribution made in respect of the shares they are allocated upon vesting of PSRs and exercise of options.

In general, executives are permitted to sell shares on vesting of PSRs to the extent necessary to meet any taxation liabilities arising from the grant or vesting, plus 50% of the balance. The remainder of the shares from that vested tranche may not be sold within 12 months of their allotment.

Performance measures applicable to the 2006 financial year

For each tranche of PSRs and options that were to be tested against performance targets for the 2006 financial year, the performance measures comprised Sales growth and earnings per share (EPS) targets (excluding the effect, if any, of the sale of the Company’s investment in South Pacific Tyres), weighted equally.

Vesting in respect of the Sales growth component would occur to the extent of 50% once Sales had reached a threshold of US$828.1 million, increasing to 100% vesting on achievement of a target of US$844.1 million. Vesting of the EPS component would occur to the extent of 50% once a threshold of US$0.532 per share had been achieved, increasing to 100% vesting on achievement of the target of US$0.568.

The Board selected these performance measures on the basis that Sales growth is essential for the generation of improved earnings, and EPS growth, in addition to being a relevant indicator of increases in shareholder value, is one that provides suitable line of sight to encourage executive performance.

Both the Sales and EPS targets for the 2006 financial year were exceeded, resulting in 100% of the relevant long-term incentives vesting.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Service Agreements

The remuneration and other terms of employment for the CEO and Key Management Personnel are covered in formal agreements or letters of offer. Each of these agreements makes provision for base salary, performance-related cash incentives (as disclosed above), other benefits, and participation, where eligible, in the Company’s LTI arrangements (as described above).

The base salary and incentive components of remuneration for the CEO and Key Management Personnel are reviewed and determined annually by the Nomination, Remuneration and Evaluation Committee.

The employment agreements entered into with the CEO and Key Management Personnel do not specify a fixed term of employment. Details of the applicable notice periods and payments on termination as provided under the agreements are summarised below.

Chief Executive Officer

The CEO, D Tough, is employed under the terms of an Employment Agreement that provides for termination payments to be made in certain circumstances. In particular, the Company may terminate his employment within the first three years of service upon giving 18 months’ notice or payment in lieu, and at any time thereafter upon giving 12 months’ notice or payment in lieu. As at the date of this Report, Mr Tough has been employed by the Company for two years and three months. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated his employment and would be liable to make a termination payment equivalent to 18 months’ base salary and the average of his short term incentive earned prior to the termination of his employment.

In general, the CEO must give the Company at least six months’ notice of resignation.

Upon termination of employment for any reason, the CEO is prohibited from engaging in any activity that would compete with the Company for a period of 18 months if he terminates his employment within the first three years, and 12 months thereafter, in order to protect the Company’s business interests.

Key Management Personnel

Each of P Corke, R Jilla, W Reed, and W Reilly, all of whom are USA-based, are assumed to be employed ‘at will’. These executives are, in general, eligible for payments upon termination (other than for gross misconduct) equal to 12 months’ base salary plus certain other benefits. These executives would typically be expected to give the Company four weeks’ notice of resignation. In certain circumstances, such as a diminution of responsibility, the Company may be deemed to have terminated Mr Jilla’s appointment and would be liable to make a termination payment equivalent to 12 months’ base salary and his target annual incentive for the relevant year.

W Heintz is a Europe-based executive and in the event of his termination without cause, he would receive severance calculated by taking into account a range of factors, such as: notice period in months, seniority in fractions of years, age in years and fractions of years, total annual remuneration, total bonus received in the year prior to termination, and the value of non-monetary benefits.

N O’Donnell is an Australian-based executive whose employment is governed by the terms of an employment agreement and the policies of the Company in Australia. The Company is required to give Mr O’Donnell at least one month’s notice for termination without cause, in which case he would receive a payment equivalent to 12 months’ total remuneration package at the date of termination, plus all outstanding statutory entitlements.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

Details of the remuneration paid to the Managing Director and Senior Executives, being those with the most authority during the 2006 financial year, are set out in the following table.

MANAGING DIRECTOR AND SENIOR EXECUTIVES(1) OF THE COMPANY AND THE GROUP

	Fixed Salary A$	Annual Cash Incentive (2) A$	Non-Salary Benefits (3) A$	Superannuation Contributions (4) A$	Options/Rights (5) A$	Total A$
D Tough (6) Group Managing Director and Chief Executive Officer	984,164	1,059,949	189,936	229,062	637,804	3,100,915
P Corke (6)	332,906	214,854	58,925	71,861	199,427	877,973
W Heintz (7)	532,222	233,649	61,092	150,718	219,561	1,197,242
R Jilla (6)	489,971	316,266	50,305	107,635	462,249	1,426,426
N O’Donnell	212,000	91,201	33,967	42,400	126,855	506,423
W Reed (6)	366,167	75,074	139,087	92,115	216,290	888,733
W Reilly (6)	352,688	227,746	37,459	75,655	199,427	892,975

(1)	The Executives included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other personnel who have not had such authority may have received remuneration at a level in excess of that shown for some of the executives named above.
(2)	The maximum value of grants made under the STI during the year is the value as set out in this table. The minimum value of the STI, if performance targets had not been satisfied, would have been nil.
(3)	Includes the cost to the Company of cash benefits such as motor vehicle and travel allowances, telephone expenses, cost of living and relocation allowances and executive insurance.
(4)	Includes contributions to USA benefit or non-qualified pension plans or European pension plan, or notional contributions to an Australian superannuation fund, as applicable.
(5)	Includes a proportion of the fair value of options or PSRs granted or outstanding during the year. The fair value is determined as at grant and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

The fair value of options or PSRs is calculated at the date of the grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for the 2005 financial year are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	6.1%	2.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2004	30/6/2007	$7.34 - $7.64	N/A	$7.78	N/A	2.0%
PSRs	500,000	16/8/2005	30/6/2008	$9.45 - $9.83	N/A	$10.00	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations in respect of options and is based on an analysis of historical share price data.

(6)	US-based Executives paid in US$. The average exchange rate for the 2006 financial year is US$0.7505 = A$1.00.
(7)	Europe-based Executive paid in €. The average exchange rate for the 2006 financial year is €0.5881 = A$1.00.

PART I

Item 6: Directors, Senior Management and Employees

6B COMPENSATION (continued)

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

The number of Executive Plan Shares outstanding at 30 June 2006 was 290,800 and as of 31 October 2006 was 271,300 shares. During the fiscal year, the amounts outstanding on 87,000 existing Executive Plan Shares were fully paid. From the end of the fiscal year through 31 October 2006, the amounts outstanding on an additional 19,500 Executive Plan Shares were fully paid.

Under Australian law, the Company is not required to disclose and does not otherwise disclose the number of Executive Plan Shares held by each executive officer individually, unless such executive officer is also a Director. There were no Executive Plan Shares held by Directors of Ansell Limited as of 30 June 2006.

In addition to the Executive Plan, the Company maintained an Employee Plan under which 122,516 fully paid Ordinary Shares were held as of 30 June 2006. The Employee Plan permitted eligible employees to acquire a number of shares in the Company. The shares were issued at market value payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company (provided that no loans will be made in contravention of applicable law, including Section 13(k) of the Securities Exchange Act of 1934) repayable, at latest, on cessation of employment. The US GAAP compensation cost component of this plan is zero for all years presented.

The shares are not transferable while a loan remains outstanding, but carry voting rights and entitlement to dividends (although dividends are applied in reduction of the loan).

During the 2005-2006 fiscal year, the loan liability of members in respect of 13,098 fully paid ordinary shares was discharged. Subsequent to the end of the fiscal year the loan liability in respect of all Employee Plan shares outstanding as at 30 June 2006 was discharged.

The Company’s accounting policy in respect of the Employee Plan is to recognise the paid-up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount is recognised upon issue, apart from the capital paid-up on the shares, as the amount of the call payable is not known at the time of issue. Once a call has been made upon the shares and paid, the Company recognises the increase in paid-up capital. A loss of $9,884 pre tax in respect of the Employee Share Plan was recognised for the year 2005-2006, compared to a loss of $13,801 pre tax for the year 2004-2005.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES

In accordance with the Company’s Constitution and the Corporations Act, the Company operates through its Board of Directors and management.

The Board, which has authority for ultimate oversight of the Company, works under a set of well-established corporate governance policies and Charters. These policies are publicly available on the Company’s website, www.ansell.com. The Board regularly reviews and updates these policies and Charters to ensure that they remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance ‘best practice’.

Composition of the Board

Maintaining a balance of experience and skills is an important factor in Board composition. The Board’s policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company’s Constitution and the Board Charter, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, there should be a separation of the roles of the Chairman and the Chief Executive Officer, and the Chairman should be an independent Non-executive Director.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002).* The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company.

The Company currently has seven Directors, one of whom is an Executive Director (the Chief Executive Officer who is also the Managing Director). All of the Non-executive Directors, including the Chairman, are considered to be ‘independent’.

Board Review

The Board periodically conducts a formal review of its performance using a comprehensive and structured self-assessment approach based on the individual input and responses of Directors. The reviews include:

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer by the Non-executive Directors; and

•	assessing whether corporate governance principles are appropriate and reflect ‘good practice’.

Since the date of the last Report, the Board has conducted an assessment of its performance as outlined above and has also formally assessed the performance of the Chief Executive Officer.

Board Election Process

New Directors are nominated by the Board, as described below, and then stand for election at the next Annual General Meeting in order to be confirmed in office. Criteria for selection of new Non-executive Directors include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis. The performance of Directors seeking re-election is considered by the Board to enable it to make a recommendation to shareholders in relation to the Directors’ re-election.

•	Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Appointment Terms

New Directors are provided with a letter of appointment setting out the terms of their appointment, including their powers, rights and obligations. In order to ensure that the composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

However, the Board does not consider this length of tenure would necessarily compromise independence or interfere in a material way with a Director’s ability to act in the best interests of the Company. Should the situation arise, the Board would make an assessment regarding an individual Director’s ongoing service having regard for the length of service of all members of the Board and the mix of experience, skills and knowledge of the Board.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee prior to accepting a position as a non-executive director of another company.

Operation of the Board

The Board has ultimate responsibility for setting policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders, and is accountable to shareholders for the performance of the Group.

The following table summarises the Board’s main responsibilities and functions, which have been grouped into the following three areas:

•	strategy, planning and monitoring;

•	shareholder communication and compliance; and

•	risk management and internal controls.

	Strategy, planning and monitoring	Shareholder communication and compliance	Risk management and internal controls

Approving...

•        corporate strategies, budgets, plans and policies

•        appointment of the Chief Executive Officer and other members of the senior management team

•        the remuneration package of the Chief Executive Officer

•        the remuneration policy applicable to the senior executives of the Group

•        the remuneration policy applicable to Non-executive Directors

		• procedures to ensure compliance with applicable laws, regulations, accounting standards, ethical standards and business practices • shareholder communication strategies	• the Company’s risk management framework and internal compliance and controls systems

Reviewing and monitoring...	• implementation of corporate strategies, budgets, plans and policies • financial and business results (including the audit process) in order to understand the financial position of the Group	• implementation of compliance procedures • timeliness and accuracy of information provided to shareholders and the financial market

•        implementation of risk management framework and internal compliance and controls systems

•        the Company’s wider risk management profile

•        internal processes for determining, monitoring and assessing key risk areas

Evaluating...	• performance against corporate strategies, budgets, plans and policies • the performance of the Chief Executive Officer and other members of the senior management team	• the effectiveness of reporting procedures and mechanisms • whether adequate, accurate and timely information is provided to shareholders and the financial market	• the process for assessing the effectiveness of risk management practices

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Board Committees

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

Each Committee operates under a specific Charter, which is reviewed periodically by the Board. The Board also delegates specific functions to ad hoc Committees of Directors on an ‘as needs’ basis. The powers delegated to these Committees are set out in Board resolutions. Further details regarding the two standing Committees are set out in the table below:

	Audit Committee	Nomination, Remuneration and Evaluation Committee

Members	L D Crandall (Chair from 9 August 2005) G L L Barnes (from 17 November 2005) P L Barnes (Chair and member until 8 August 2005) H J Elliott (until 18 October 2006)

P L Barnes (Chair from 9 August 2005)

Dr E D Tweddell (Chair and member until 4 August 2005)

R J S Bell (from 9 August 2005)

M J McConnell (until 5 September 2005)

H J Elliott (from 5 September 2005 until 18 October 2006)

Composition

Committee members are required to:

•        be independent, Non-executive Directors (minimum of three required)

•        be financially literate

•        possess sufficient financial expertise and knowledge of the industry in which Ansell operates

The Committee is required to: • comprise a majority of independent, Non-executive Directors (minimum of three required)

Functions

Reviewing:

•        financial statements

•        adequacy of financial controls

•        annual audit arrangements (internal and external)

•        activities of internal and external auditors

•        independence and remuneration of external auditor

•        processes for identifying, managing and reporting business risk

Advising Board on:

•        appointment, removal and remuneration of external auditor

•        independence of external auditor

•        financial reporting controls and systems, including their adequacy

•        national and international Accounting Standards

•        applicable Company policies, regulatory and statutory requirements

Reviewing:

•        the structure and performance of the Board, the Committees and individual Directors (and to recommend changes where required)

Establishing:

•        policies and criteria for Non-executive Director selection, and identifying suitable candidates for appointment

Advising Board on:

•        succession planning

•        remuneration of Chief Executive Officer

•        senior executive remuneration policy (including incentive plans, equity awards, retirement payments and service contracts)

Attendance	Details regarding attendance at Committee meetings during the year are set out below	Details regarding attendance at Committee meetings during the year are set out below

Consultation	Company officers and the principal external audit partner attend Committee meetings to provide reports and/or guidance

As required, the Committee may engage independent professional advisers to:

•        assist in identifying high-calibre Directors and executives

•        advise on whether the Company’s employment policies and practices, including terms and conditions, are competitive and consistent with those offered by comparable companies

The Committee may also request information from management where appropriate

PART I

Item 6: Directors, Senior Management and Employees

6c BOARD PRACTICES (continued)

Attendance at Board and Board Committee Meetings during the year ended 30 June 2006

	Board		Audit		Nomination, Remuneration and Evaluation
	Held	Attended	Held	Attended	Held	Attended
P L Barnes	8	8	1	1	7	7
G L L Barnes	7	7	3	3
R J S Bell	8	8			7	6
L D Crandall	8	8	4	4
H J Elliott	8	7	4	4	7	6
M J McConnell	3	3			1	1
D D Tough	8	8

Held – Indicates the number of meetings held while each Director was a member of the Board or Committee. Attended – Indicates the number of meetings attended during the period that each Director was a member of the Board or Committee.

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the Company’s Constitution and the law.

Governance Policies Applicable to the Board

Dealing in Shares

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

Conflict of Interest

In order to ensure that any ‘interests’ of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions, contracts and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue or vote in respect of the matter at the meeting where the matter is considered.

External Advice

Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

Induction and Ongoing Education

New Directors participate in an induction program which covers the operation of the Board and its Committees, and the Company’s financial, strategic, operational and risk management positions.

Directors also participate in management presentations and analysis to ensure that they are kept up-to-date with developments in the industry, and to enable them to discharge their duties.

It is the Company’s practice for Directors to visit some of the Company’s facilities in each year. During the 2006 financial year, Board meetings were held in conjunction with visits to the Group’s operating head office in Red Bank, New Jersey, and its European regional headquarters in Brussels. Some Directors also visited a number of the Company’s manufacturing locations in South-east Asia and Mexico.

Governance Policies of General Application throughout Ansell

Code of Conduct

The Company is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct consisting of both a Statement of Guiding Principles and Policies on Business Conduct, which aim to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise. The Code of Conduct is available on the Company’s website, www.ansell.com.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby the Company:

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

It is the Company’s policy to comply with the letter and spirit of all applicable laws and no Director, officer, executive or manager has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company. Assistance is available to clarify whether particular laws apply and how they may be interpreted.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are required to participate in compliance training programs to ensure that they remain up to date regarding relevant legal and industry developments, as well as ethical practices. During the year computer-based courses, including courses relating to financial integrity, competition and antitrust, respect and responsibility, e-compliance and intellectual property, were implemented across the organisation globally.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (continued)

External Audit

It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s external auditor that is based on the principle that work that may detract from the external auditor’s independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor.

Risk Management

Ansell places a high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy.

The Company’s risk management practices include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and

•	a process to identify and measure business risk.

Division of Risk Management Functions and Responsibilities

Board…	• approving risk management framework and internal compliance systems • reviewing the Company’s wider risk profile • overseeing implementation of risk management policies, procedures and systems

Audit Committee…	• liaising with, and reviewing activities of internal and external audit functions • reviewing adequacy of financial controls • monitoring relevant legal and regulatory requirements

CEO/CFO…

•   assessing whether risk management procedures and systems are operating efficiently and effectively in all material aspects

•   providing sign-off to Board regarding the Company’s risk management framework (including internal compliance and control systems)

Internal Audit…

•   reviewing effectiveness of the Company’s risk management framework (including internal compliance and control systems)

•   reporting to the Audit Committee regarding operation of risk management procedures and systems

Management…

•   identification and management of risks (including financial, operational, reputational and compliance risks)

•   implementing policies, procedures and systems adopted by the Board

•   providing internal sign-offs regarding risk management procedures and systems

Management Assurance

In accordance with the Company’s system of internal sign-offs, the Chief Executive Officer and Chief Financial Officer have provided assurances to the Board that, having made appropriate enquiries, they have formed the opinion that:

•	the financial records of the Company and its subsidiaries are maintained in accordance with the Corporations Act;

•	the Financial Report for the year ended 30 June 2006 has been prepared in accordance with the relevant Accounting Standards and gives a true and fair view, in all material respects, of the financial position and performance of the Company and its subsidiaries; and

•	the assurance given above is based on a sound system of risk management and internal compliance and control which, in all material respects, is:

•	consistent with the policies adopted by the Board; and

•	operating effectively and efficiently.

PART I

Item 6: Directors, Senior Management and Employees

6C BOARD PRACTICES (CONTINUED)

Disclosure to Investors

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime.

In addition to the Company’s obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The external auditor attends the Annual General Meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

6D EMPLOYEES

As of 30 June 2006 Ansell Limited employed 11,317 full time equivalent employees (11,059 as at 30 June 2005) .

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

The following is an analysis of the Group’s employees by geographic location (information regarding activities undertaken by employees is not available):

Location	2006	2005
Americas
USA (including Mexico)	1,893	1,844
Canada	46	49
Asia Pacific
Australia	72	93
India	1,498	1,442
Malaysia	3,412	3,426
Sri Lanka	1,867	1,863
Thailand	2,019	1,962
Rest of Asia	79	6
Europe, Middle East and Africa
Belgium	145	145
United Kingdom	175	133
France	13	47
Rest of Europe, Middle East and Africa	98	49

Total	11,317	11,059

PART I

Item 6: Directors, Senior Management and Employees

6E SHARE OWNERSHIP

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act, were:

	1	2	3
P L Barnes	15,079
G L L Barnes	8,881
R J S Bell	969
L D Crandall	10,105
H J Elliott	10,974
M T Peterson	5,088
D D Tough	64,981	427,191	74,550

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.
2.	Beneficial Executive Share Options. Options were granted on 11 May 2004, have an exercise price of $7.40 and an expiry date of 30 June 2014. Tranche 1 has a fair value of $2.35, Tranche 2 $2.36 and Tranche 3 $2.38. No options were exercised during the year.
3.	Performance Share Rights (PSRs) The award of a PSR by the Company entitles Mr Tough to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR’s that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met. Grants of PSR’s to Mr Tough comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur.

No director holds more than one percent of the Company’s ordinary shares beneficially or of record.

Non-executive Directors’ Share Plan

Details of securities acquired on behalf of Non-executive Directors pursuant to the Ansell Non-executive Directors Share Plan during the financial year are set out below:

Director	Number of shares acquired
Mr P L Barnes	1,906
Mr G L L Barnes	658
Mr R J S Bell	746
Mr L D Crandall	899
Mr H J Elliott	899
Mr M J McConnell	960

PART I

Item 6: Directors, Senior Management and Employees

6E SHARE OWNERSHIP (continued)

Executives Share Ownership

The relevant interests of senior executives in the share capital of the Company as at the date of this Report, were:

	1	2	3
Mr P. Corke	35,445	-	23,334
Mr W. Heintz	40,000	-	25,001
Mr R. Jilla	76,000	240,000	53,334
Mr N. O’Donnell	15,667		14,000
Mr W. Reed	34,343	-	25,001
Mr W. Reilly	48,253	-	23,334

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.
2.	Beneficial Executive Share Options. Options were granted on 23 September 2002, have an exercise price of $6.97 and an expiry date of 23 September 2012. Tranches 1 & 2 have a fair value of $2.66 and Tranche 3 has a fair value of $2.70. During the year 60,000 options were exercised.
3.	Performance Share Rights (PSR’s). The award of a PSR by the Company entitles the participant to receive one fully paid ordinary share in the Company at the end of a Performance Period. The number of PSR’s that vest will be contingent on the degree to which performance measures and, as appropriate, service conditions established at the time of the grant are met. Grants of PSR’s to each executive comprise three equal tranches, each tranche subject to performance hurdles for vesting to occur.

The shareholdings of each Executive Officer represents less than 1% of the Company’s ordinary shares on issue.

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

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest as at 30 September 2006 are as follows:

	No. of Fully Paid Shares	% of Issued Capital
Perpetual Investments	19,356,606	12.84%
Maple Brown Abbott	16,936,503	11.23%
Perennial Group	10,078,596	6.68%
Investors Mutual	8,290,012	5.50%

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

On 5 June 2006 Ansell terminated its American Depositary Receipt (ADR) program. All Ordinary Shares underlying the ADRs were sold by the depositary, JP Morgan Chase Bank, N.A. as at 11 August 2006. As at 30 June 2006, 79,087 ADS (equivalent to 316,348 Ordinary Shares, which represents approximately 0.2% of the Ordinary Shares then outstanding) were outstanding and held by 112 registered holders with addresses in the United States.

7B RELATED PARTY TRANSACTIONS

Refer to Notes 30 and 32 to the Financial Statements included in Item 18 for additional details of Related Party Transactions.

7C INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

PART I

Item 8 : Financial Information

8A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included herein as Item 18.

Refer to Note 23 to the Consolidated Financial Statements for details of legal proceedings.

The Company has no fixed policy on dividend distribution. The payment of dividends is at the discretion of the Board.

8B SIGNIFICANT CHANGES

There have been no significant events subsequent to the end of the financial year.

PART I

Item 9: The Offer and Listing

9A OFFER AND LISTING DETAILS

The following table sets out for the periods indicated ($A) the highest and lowest market quotation for the Ordinary Shares reported on the Daily Official List of The Australian Stock Exchange Limited and (US$) the highest and lowest bid prices for ADSs quoted on the NASDAQ National Market System (up until 5 June 2006 when the Company delisted from NASDAQ).

	$A Ordinary Shares		US$ Per ADS(1)
Period	High	Low	High	Low
Last 5 Financial Years
Fiscal Year 2006	11.950	9.300	35.500	29.450
Fiscal Year 2005	10.450	7.580	33.000	21.711
Fiscal Year 2004	7.900	5.840	22.810	15.500
Fiscal Year 2003	7.690	4.960	17.900	12.100
Fiscal Year 2002	7.010	3.400	15.310	6.550
By Quarter 2006-2007
First Quarter	11.800	8.150	NA	NA
By Quarter 2005-2006
First Quarter	11.350	9.740	34.081	29.900
Second Quarter	11.590	10.050	34.700	29.740
Third Quarter	11.900	10.320	35.000	31.500
Fourth Quarter	11.950	9.300	35.500	29.450
By Quarter 2004-2005
First Quarter	8.840	7.580	25.700	21.711
Second Quarter	9.300	8.740	28.880	25.510
Third Quarter	10.450	8.860	33.000	26.810
Fourth Quarter	10.270	9.000	32.180	27.150
Last 6 Months
October 2006	11.800	10.560	NA	NA
September 2006	10.620	9.290	NA	NA
August 2006	9.420	8.340	NA	NA
July 2006	9.750	8.150	NA	NA
June 2006	9.890	9.300	NA	NA
May 2006	11.480	9.790	35.500	30.340

(1)	Each ADS represents four Ordinary Shares.

The total market capitalisation of Ansell Limited at 30 June 2006 was $1,467 million. The total market capitalisation of Ansell Limited at 31 October 2006, was $1,659 million and the closing price for Ansell Limited ordinary shares on the ASX on that date was $11.09.

9B PLAN OF DISTRIBUTION

Not Applicable

PART I

Item 9: The Offer and Listing

9C MARKETS

The principal trading market for Ansell Limited’s Ordinary Shares (“Ordinary Shares”), is the Australian Stock Exchange Limited (ASX). The Ordinary Shares are also listed on the London Stock Exchange and the Stock Exchange of New Zealand. The Company’s American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”) issued by Morgan Guaranty Trust Company of New York, as Depositary (the “Depositary”), program was terminated effective 5 June 2006, and all Ordinary Shares underlying the ADRs were sold by the Depositary on 11 August 2006.. The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS) which is a fully computerised system.

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

9D SELLING SHAREHOLDERS

Not Applicable

9E DILUTION

Not Applicable

9F EXPENSES OF THE ISSUE

Not Applicable

PART I

Item 10: Additional Information

10A SHARE CAPITAL

Not Applicable

10B CONSTITUTION

The Company adopted its current Constitution on 12 April 2002. The Constitution was most recently amended at the Company’s 2005 Annual General Meeting on 17 November 2005. Set out below is a summary of the Constitution’s key provisions.

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

Rule 5.1 permits the Company to issue shares and grant options for shares on such terms and with such rights and restrictions as decided by the Directors. The Company may also issue preference shares (including convertible redeemable preference shares) in accordance with the procedure set out in rule 5.2 of the Constitution.

The Constitution contains provisions consistent with ASX Listing Rules, which permit the Company to divest holdings of less than a marketable parcel (i.e. holdings which are worth less than $A500).

Rule 53(d) provides that, subject to any rights or restrictions attached to any shares or class of shares, the profits of the Company are divisible amongst the holders of ordinary shares (being the only class of shares currently on issue) in proportion to the capital paid up, or credited as paid, upon the shares held by them respectively.

Rule 32 provides that the maximum number of Directors is 8 and the minimum number is 4. There is no age limit prescribed in the Company’s Constitution for Directors. Rule 33 provides that all Directors of the Company, other than the Managing Director, are required to seek re-election at least once in every three years on a rotating basis.

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

PART I

Item 10: Additional Information

10B CONSTITUTION (CONTINUED)

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

There are no redemption or sinking fund provisions in the Constitution. However, as noted above, rule 5.2 permits the Company to issue preference shares which could include a right or obligation to be redeemed. Any amount of the issue price of a share that remains unpaid may, subject to any rights or restrictions attaching to a share, be called for payment by the Board pursuant to rule 10. However, once the full amount of the issue price of a share has been paid, a shareholder is not liable to contribute any further capital to the Company in respect of that share. The Company’s Constitution does not contain any provision discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares. The rights attaching to a class of shares may only be altered if shareholder approval is obtained in accordance with the procedure set out in rule 9 of the Constitution.

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

In accordance with Australian law, rule 26(b) of the Company’s Constitution provides that the quorum requirement is met at a general shareholder meeting if five or more shareholders entitled to vote on a resolution at the meeting are present.

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

The Constitution contains no limitations on the rights to own securities. In the event of a partial or proportional takeover bid being made for shares in the Company, rule 70 requires that a resolution to approve the takeover scheme be passed at a general meeting of shareholders before any registration of a transfer giving effect to the proportional takeover can be made. The Constitution contains no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

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

PART I

Item 10: Additional Information

10C MATERIAL CONTRACTS

In January 2006, as part of the sale to The Goodyear Tire & Rubber Company (Goodyear) of the Company’s interest in South Pacific Tyres, the Company entered into a “Trade Marks Agreement” (TMA) with Goodyear. The TMA brought about the assignment and licensing of various trade marks as part of the sale, for consideration of $46 million. The TMA also imposes ongoing obligations on both parties regulating the use of common trade marks for which the Company and Goodyear now both hold registrations in relation to different goods or services.

In February 2006, the Company entered into an agreement to acquire a 75% interest in the Wuhan Jissbon Sanitary Products Company Ltd for US$18 million. The acquisition was settled in March 2006. Under the terms of the agreement, Ansell has an option to purchase the remaining 25% of the Jissbon business.

There have been no other material contracts entered into by the Company over the last two years.

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

Ansell Limited has 151,659,996 Ordinary Shares (excluding Employee Plan Shares, as defined in “Compensation of Directors and Executive Officers”) on issue as at 30 June 2006. Non-residents of Australia may freely hold and vote Ordinary Shares, subject to compliance with the Foreign Acquisitions and Takeovers Act 1975 of Australia (the “Foreign Takeovers Act”). Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Takeovers Act. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of rural land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

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

AMERICAN DEPOSITARY RECEIPTS

On 5 June 2006 the Company terminated its American Depositary Receipt (ADR) program. All Ordinary Shares underlying the ADRs were sold by the Depositary, J P Morgan Chase Bank, N.A. on 11 August 2006.

PART I

Item 10: Additional Information

10E AUSTRALIAN TAXATION

The following discussion outlines certain Australian tax considerations relevant to United States persons who are holders of Ordinary Shares. However, the discussion is by no means exhaustive of all possible Australian income tax considerations.

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

Holders of Ordinary Shares are advised to consult their own tax advisors as to the Australian tax consequences of their ownership of the Ordinary Shares.

TAXATION OF DISTRIBUTIONS

Under the Treaty, dividends paid to a shareholder of Ansell Limited who is a resident of the United States within the meaning of the Treaty, may be subject to Australian withholding tax at a rate not exceeding 15% of the gross dividend. The Protocol to the Treaty provides that the dividend withholding tax rate may be decreased to 5% for US corporate shareholders directly holding 10% or more of the voting power in Ansell Limited.

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

The Australian dividend withholding tax exemption was expanded with effect from 1 July 2005, with the introduction of the Conduit Foreign Income (“CFI”) measures, which replaced the former Foreign Dividend Account rules. The impact of the CFI measures are two fold. First, the categories of foreign income earned by an Australian corporation which can be on-distributed to foreign resident shareholders free of Australian tax have been broadened. Secondly, the measures provide a mechanism to ensure that Australian tax is not paid where an unfranked distribution declared to be CFI flows through Australian corporations. Accordingly, dividends paid by Ansell Limited to foreign resident shareholders are not subject to dividend withholding tax, and are not assessable income, to the extent that Ansell Limited declares such dividends to be CFI.

Broadly, CFI comprises foreign income earned by or through Ansell Limited that is non-assessable non exempt income which includes exempt non-portfolio foreign dividends. Dividends paid by Ansell Limited on or after 14 December 2005 (the date the CFI measures received Royal Assent) can be declared to be CFI.

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

In broad terms, if shareholders are not required to make a related payment in respect of dividends and have held the Shares at risk for at least 45 days (excluding the dates of acquisition and disposal), they would generally be able to claim a tax offset for the amount of any franking credits attaching to the dividend.

PART I

Item 10: Additional Information

10E AUSTRALIAN TAXATION (continued)

Ansell Limited will provide all shareholders with a dividend notice which specifies the franked and unfranked amount of each dividend, and the amount (if any) of dividend withholding tax deducted and to the extent to which non-resident withholding tax is not payable because the dividend is declared to be CFI.

The Protocol to the Treaty has amended the existing convention in a number of ways and with respect to dividends they may continue to be taxable in both countries, but with changed limits on the tax that the source country may charge some types of residents of the other country who are beneficially entitled to the income. The Protocol has effect in Australia from 1 July 2003 in respect of withholding tax on dividends, royalties and interest, and from the year of income beginning on or after 1 July 2004 in respect of Australian tax applicable to other income, profits or gains.

During the year Ansell Limited paid a final unfranked dividend for the year ended 30 June 2005 of 10 cents per share on 18 October 2005 and an interim unfranked dividend for the year ended 30 June 2006 of 9 cents per share on 7 April 2006. A final unfranked dividend for the year ended 30 June 2006 of 12 cents per share was paid on 5 October 2006.

TAXATION OF FUTURE SHARE DISPOSALS

A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia may be liable to pay Australian income tax in respect of the profit or capital gain (if any) made upon disposal of Ordinary Shares.

No income or other tax is payable in Australia on any profit arising from the disposal of Ordinary Shares held by persons not resident in Australia except in the following circumstances.

Shares Held on Revenue Account

Australian tax may arise if the Ordinary Shares are trading stock of the holder, or if an ordinary incident of the holder’s business represents the sale of securities for a profit, and, in either case, the profit is attributable to sources in Australia.

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

Shares held on Capital Account

Australian tax may arise if the sale is subject to Australian capital gains tax. Any gain arising upon disposal by a non-resident of Ordinary Shares may be subject to Australian capital gains tax if the asset has the necessary connection with Australia. The Ordinary Shares will be taken to have the necessary connection with Australia if at any time during the period of 5 years preceding the disposal (of Ordinary Shares acquired after 19 September 1985) the non-resident (together with associates, if any) owns or owned 10% or more of the issued capital of Ansell Limited.

According to Australian income tax law, a taxpayer makes a capital gain if the capital proceeds they receive on the disposal of shares exceed the cost base of those Shares. If the capital proceeds received on disposal are less than the reduced cost base, the taxpayer makes a capital loss. The cost base and reduced cost base of any Share is generally the amount paid to acquire the share plus any incidental costs incurred (e.g. brokerage fees). Cost base adjustments may be required (and capital gains may arise) should a distribution representing a return of capital or certain other non-assessable amounts be paid.

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

Treaty

These two exceptions are also subject to the operation of the Treaty between Australia and the United States, which may affect Australia’s right to tax non-residents of Australia who hold Ordinary Shares. Owners of Ordinary Shares are advised to consult their own tax advisors as to the tax consequences of the operation of the Treaty.

Dual Residency

If a shareholder were a resident of both Australia and another country under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. Owners of Ordinary Shares should obtain specialist taxation advice in these circumstances.

International Tax Reform

For completeness, as part of Australia’s reform of international tax arrangements, the Australian Government announced in the Federal Budget in May 2005 that the capital gains tax provisions are to be amended to provide capital gains tax relief for non-resident inbound investors. The proposed reform provides capital gains tax relief for non-residents disposing of share interests in Australian entities. The amendments will not extend to the disposal of shares in Australian companies where the value of such an interest is wholly or principally attributable to Australian real property. The change will apply to the disposal of assets occurring on or after the date of Royal Assent of the amending legislation. Draft legislation was introduced into the Australian Parliament in June 2006 and to date it has not received Royal Assent.

Other Taxes

No Australian State or Federal estate duty or other inheritance taxes will be payable in respect of Ordinary Shares upon the death of the holder thereof, regardless of the holder’s domicile. For capital gains purposes, the death of the holder will not produce a deemed disposal, except if the Ordinary Shares are bequeathed to a tax exempt entity or to a beneficiary who is not an Australian resident. In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries for payment following disposal of the Ordinary Shares by that person, subject to those matters referred to above. A deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

STAMP DUTY

PART I

Item 10: Additional Information

10E AUSTRALIAN TAXATION (continued)

No stamp duty is payable on a transfer of Ordinary Shares, whilst the Ordinary Shares are quoted on the Australian Stock Exchange (ASX) or a recognised stock exchange. If the Ordinary Shares cease to be quoted on the ASX or a recognised exchange, any transfer of Ordinary Shares may be subject to stamp duty at the rate of 0.6% of the higher of the consideration paid or the unencumbered value of the shares at the time of such transfer. Stamp duty will need to be paid prior to the transfer of the Ordinary Shares being registered by Ansell Limited.

Acquisitions of interests in companies with shares quoted on the ASX or a recognised exchange are generally not subject to the land rich provisions (except in the case where the company is land rich in Western Australia (WA) and the acquisition gives rise to a 90% interest in the company. It is important to note that for the purposes of determining whether a 90% interest is held in WA, any previous acquisitions made, including those made by associates, will be aggregated with current acquisitions).

Stamp duty and/or land rich duty could arise in the event that there is a transfer of the Ordinary Shares after a time when they cease to be quoted (for example, under a temporary suspension or because of a compulsory acquisition).

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

Under the Australian CFC provisions, income earned by foreign subsidiaries in certain specified countries, being “comparably taxed” countries would generally be exempt from Australian tax. However, certain forms of income earned by foreign subsidiaries in all other countries could be “attributed” to Ansell Limited and be subject to Australian tax on an accruals basis, with a foreign tax credit available for relief from double taxation. This accruals-based system does, however, provide exemptions for foreign subsidiaries, which are engaged predominantly in an active business.

All non-portfolio dividends (i.e. a dividend paid to a company where that company holds 10% or more of the voting power in the dividend paying company) and certain foreign branch profits received by Australian companies and CFCs are exempt from Australian tax. As such no credit is allowed for any foreign taxes paid.

International Tax Reform

As part of the international tax reform process, a number of measures have also been legislated dealing with reforming Australia’s CFC measures. Specifically, Australian companies and their subsidiaries will be exempt from capital gains on the sale of non-portfolio interests in foreign companies which have underlying active business. The Australian Government also removed the obligation to attribute certain service income generated by related party CFCs.

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

The Company follows the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as it does in relation to financial assets and liabilities on the Balance Sheet, where internal controls operate.

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

(ii) Foreign Exchange Options

This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified exchange rate. The Company typically uses a combination of a bought and sold option, generally for zero cost, to hedge foreign currency receivable and payable cash flows out to one year.

(iii) Swaps

These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

Under AIFRS derivative financial instruments are recognised initially at fair value and subsequently remeasured to their fair value at each reporting date. The fair value of forward exchange contracts is calculated by reference to current forward exchange contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to markets for similar instruments.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and continues to satisfy the requirement for hedge accounting, and if so, the nature of the item being hedged. The Company designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains or losses that are recognised in the hedging reserve are transferred to the income statement in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction is ultimately recognised in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company does not trade in derivative financial instruments or hold them for speculative purposes.

FUTURE TRANSACTIONS

On a continuing basis, the Company monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions that may be covered are future cash flows of overseas subsidiaries, and future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange hedge transactions rarely exceed 12 months duration and the Company hedges operational transactions expected to occur in this time frame.

The following table shows the Company’s deferred gains and (losses), both realised and unrealised, that are held on the balance sheet at 30 June 2006 and 2005 respectively and the expected timing of recognition as revenue or expense:

$ in millions	Interest Rate		Foreign Exchange
	2006	2005	2006	2005
Realised Swaps Deferred
1 to 2 years	(0.2)	(0.3)	—	—
2 to 5 years	(3.0)	(3.6)	—	—

Unrealised Swaps Deferred
Less than 1 year	(0.5)	—	0.9	—

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK

The Company’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate	Floating	Fixed Interest repricing in:			Non Interest Bearing	Total
			1 year or less	1 to 5 years (1)	Over 5 years
	%

2006
Interest earning financial assets
Cash on hand and at bank	3.4%	35.2	10.4	—	—	29.8	75.4
Short-term and restricted deposits	4.9%	183.5	56.3	—	—	2.8	242.6
Interest bearing financial liabilities
Bank overdraft	4.7%	(13.6)	—	—	—	(1.4)	(15.0)
Bank and other loans	5.3%	(78.2)	(33.3)	(236.7)	(27.0)	—	(375.2)
Effect of interest rate swaps	(1.3)%	12.2	—	(12.2)	—	—	—

		139.1	33.4	(248.9)	(27.0)	31.2	(72.2)

	%

2005
Interest bearing financial assets
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term and restricted deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables - other	6.1%	66.8	—	—	—	44.8	111.6
Interest bearing financial liabilities
Bank overdraft	4.5%	(0.3)	—	—	—	(1.1)	(1.4)
Bank and other loans	5.1%	(127.7)	(43.6)	(192.6)	—	—	(363.9)
Effect of interest rate swaps	(0.8)%	38.0	—	(38.0)	—	—	—

		44.8	68.3	(230.6)	—	91.1	(26.4)

(1)	Analysis of Fixed Rate Maturities 1 to 5 years

	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	Total
2006
Bank & Other Loans	(54.1)	(108.2)	(74.4)	—	(236.7)
Effect of interest rate swaps	—	—	(12.2)		(12.2)

	(54.1)	(108.2)	(86.6)	—	(248.9)

2005
Bank & Other Loans	—	(26.2)	(94.3)	(72.1)	(192.6)
Effect of interest rate swaps	—	(26.6)	—	(12.2)	(38.8)

	—	(52.8)	(94.3)	(84.3)	(230.6)

PART I

Item 11: Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE

Recognised Financial Instruments

(i) Credit Risk

The credit risk on financial assets, excluding investments, of the Company which have been recognised on the Balance Sheet, is the carrying amount, net of any provision for impairment. The Company minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

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

(iii) Net Fair Value:

This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($1.5) million (2005 - $2.8 million) if all contracts were closed out on 30 June 2006.

	Face Value		Credit Risk		Net Fair Value
$ in millions	2006	2005	2006	2005	2006	2005
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	26.5	78.5	0.1	0.5	—	0.4
- Australian dollars	87.8	5.0	0.1	—	—	—
- Euro	39.6	20.7	0.1	—	(0.2)	(0.7)
- Other currencies	8.7	5.3	—	—	(0.2)	(0.1)
Cross Currency Swaps:
- U.S. dollars	24.5	23.7	0.1	0.9	0.1	(0.1)
Foreign Exchange Options
Zero Cost Collar:
- Euro/U.S. dollars	124.8	99.3	0.8	2.6	(1.2)	3.1
- U.S. dollars/Thai baht	39.1	16.5	7.0	0.4	(0.1)	—
- Australian dollars/U.S. dollars	27.0	6.0	0.5	—	0.6	—
- Canadian dollars/U.S. dollars	42.9	29.1	0.2	0.2	(0.9)	(0.1)
- GBP/U.S. dollars	2.2	0.9	—	—	—	—
- U.S. dollars/Euro	—	6.6	—	—	—	—
- U.S. dollars/Mexican peso	19.7	—	2.5	—	(0.1)	—
Interest Rate Contracts
Interest Rate Swaps:
- U.S. dollars	12.2	38.0	0.5	0.4	0.5	0.3

Total	455.0	329.6	11.9	5.0	(1.5)	2.8

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

PART I

Item 11 : Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

CREDIT RISK AND NET FAIR VALUE (continued)

(v) Credit Risk by Maturity:

The following table indicates the value of amounts owing by counterparties by maturity. Based on the policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the Company of the counterparty default loss is not material.

$ in millions	Foreign Exchange Related Contracts		Interest Rate Contracts		Foreign Exchange Options		Total
	2006	2005	2006	2005	2006	2005	2006	2005
Term
0 to 6 mths	0.4	0.5	—	—	3.9	2.1	4.3	2.6
6 to 12 mths	—	—	—	—	7.1	1.1	7.1	1.1
1 to 2 yrs	—	0.9	—	—	—	—	—	0.9
2 to 5 yrs	—	—	0.5	0.4	—	—	0.5	0.4

Total	0.4	1.4	0.5	0.4	11.0	3.2	11.9	5.0

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

PART II

Item 16

16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. L.D. Crandall, Chairman of the Company’s Audit Committee, is a financial expert and is independent as that term is defined by NASDAQ.

16B CODE OF ETHICS

The Company has adopted a Code of Conduct which applies to Directors, executives, management and employees. The Code of Conduct is posted on the Company’s website – refer to Item 6C Board Practices for further details.

16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

	Consolidated		The Company
Audit and Review of Financial Reports ($ in Thousands)	2006	2005	2005	2005
Auditors of Ansell Limited and Australian entities – KPMG	1,108	1,050	1,108	1,050
Other Member firms of KPMG	1,614	1,564	—	—

Total	2,722	2,614	1,108	1,050

(b)	Audit-Related Fees

	Consolidated		The Company
Other Audit and Assurance Services (including disposals and acquisitions) ($ in Thousands)	2006	2005	2005	2005
Auditors of Ansell Limited and Australian entities – KPMG	—	36	—	36
Other Member firms of KPMG (1)	89	70	—	—

Total	89	106	—	36

(1)	Includes the audit of defined benefit pension plans in the USA and the audit of local statutory accounts of foreign subsidiaries.

(c)	Tax Fees

	Consolidated		The Company
Taxation and Other Services ($ in Thousands)	2006	2005	2005	2005
Auditors of Ansell Limited and Australian entities – KPMG	12	30	12	30
Other Member firms of KPMG	46	43	—	—

Total	58	73	12	30

Represents fees for tax compliance services in respect of statutory lodgements.

(d)	All Other Fees

	Consolidated		The Company
($ in Thousands)	2005	2004	2005	2004
Auditors of Ansell Limited and Australian entities – KPMG	—	—	—	—
Other Member firms of KPMG	—	—	—	—

Total	—	—	—	—

(e)	The Audit Committee is required to approve in advance all audit and non-audit services provided by the Company’s external auditors. Non-audit services that are perceived to be materially in conflict with the role of auditor, should not be provided by the external auditor. These services are expected to include investigations and consulting advice and subcontracting of operational activities normally undertaken by management and where the external auditor may ultimately be required to express an opinion on its own work.

(f)	Not applicable.

PART II

Item 16

16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Period	Total Number of Shares Purchased		Average Price Paid per Share $A	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
1 July – 31 July 2005	404,994	(1)	10.27	6,295	NA
1 August – 31 August 2005	395,133	(1)	10.70	8,374	NA
1 September – 30 September 2005	134,542	(1)	10.87	Nil	NA
1 October – 31 October 2005	Nil		NA	Nil	NA
1 November – 30 November 2005	Nil		NA	Nil	NA
1 December – 31 December 2005	Nil		NA	Nil	100,000,000
1 January – 31 January 2006	Nil		NA	Nil	100,000,000
1 February – 28 February 2006	1,956,843		10.84	1,956,843	78,787,822
1 March – 31 March 2006	3,633,505		10.84	3,633,505	39,400,628
1 April – 30 April 2006	999,411		11.47	999,411	27,937,384
1 May – 31 May 2006	1,222,161		10.84	1,222,161	14,689,159
1 June – 30 June 2006	648,364		9.51	648,364	8,523,217
1 July – 31 July 2006	478,834		8.26	478,834	4,568,048
1 August – 31 August 2006	365,584		8.65	365,584	Nil

On 16 December 2005 the Board authorised an on-market buy-back program of up to $100 million under which 9,301,502 shares were bought back. This on-market buy-back program was completed on 11 August 2006. In addition 17,869 shares were bought back under two minimum holding buy-back offers.

(1)	During the period 1 July 2005 to 30 September 2005, 920,000 shares were bought back to satisfy the exercising of 500,000 options and the vesting of 420,000 Performance Share Rights.

PART II

Item 17 : Financial Statements

Not Applicable

Item 18 : Consolidated Financial Statements

INCOME STATEMENT

of Ansell Limited and its Subsidiaries as at 30 June 2006

		Consolidated
	Note	2006 $m	2005 $m
Revenue
Total revenue	2	1,152.3	1,093.4

Expenses
Cost of goods sold		716.2	650.1
Selling, distribution and administration		284.0	285.0
Other	3(b)	5.5	80.0

Total expenses, excluding financing costs		1,005.7	1,015.1
Financing costs	3(a)	20.0	21.9

Profit before income tax		126.6	56.4
Income tax	6	7.9	0.2

Net profit		118.7	56.2
Minority interests in net profit		2.6	1.8

Net profit attributable to Ansell Limited shareholders		116.1	54.4

Earnings per share is based on net profit attributable to Ansell Limited shareholders

		cents	cents
Basic earnings per share	31	73.4	32.5
Diluted earnings per share	31	72.7	32.1

The above income statement should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

STATEMENT OF RECOGNISED INCOME AND EXPENSE

of Ansell Limited and its Subsidiaries as at 30 June 2006

	Consolidated
	2006 $m	2005 $m
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)
Net exchange difference on translation of financial statements of foreign operations	26.0	(44.5)
Transfer to profit for period on expiration of previously effective hedges	(2.7)	—
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—

Net income/(loss) recognised directly in equity	30.4	(52.2)
Profit for the period	118.7	56.2

Total recognised income and expense for the period	149.1	4.0

Attributable to:
Members of Ansell Limited	146.5	2.2
Minority interests	2.6	1.8

Total recognised income and expense for the period	149.1	4.0

Item 18 : Consolidated Financial Statements

BALANCE SHEET

of Ansell Limited and its Subsidiaries as at 30 June 2006

		Consolidated
	Note	2006 $m	2005 $m
Current Assets
Cash on hand	8	0.3	0.2
Cash at bank and on deposit	8	311.1	218.7
Cash assets - restricted deposits	8	6.6	8.4
Trade and other receivables	9	221.5	214.1
Inventories	10	186.0	157.3
Other	11	12.6	13.2

Total Current Assets		738.1	611.9

Non-Current Assets
Trade and other receivables	9	19.8	68.3
Other financial assets	12	—	59.0
Property, plant and equipment	13	195.6	195.4
Intangible assets	14	299.8	268.8
Deferred tax assets	15	54.7	37.9

Total Non-Current Assets		569.9	629.4

Total Assets		1,308.0	1,241.3

Current Liabilities
Trade and other payables	16	142.1	129.1
Interest bearing liabilities	17	114.3	34.3
Provisions	18	50.6	48.7
Current tax liabilities		10.9	10.3

Total Current Liabilities		317.9	222.4

Non-Current Liabilities
Trade and other payables	16	0.7	0.8
Interest bearing liabilities	17	275.9	331.0
Provisions	18	20.8	20.2
Retirement benefit obligations	19	13.5	25.2
Deferred tax liabilities	20	25.5	18.3

Total Non-Current Liabilities		336.4	395.5

Total Liabilities		654.3	617.9

Net Assets		653.7	623.4

Equity
Issued capital	4	1,136.8	1,232.8
Reserves	5	(5.2)	(34.7)
Accumulated losses	5	(491.9)	(583.8)

Total equity attributable to Ansell Limited shareholders		639.7	614.3
Minority interests		14.0	9.1

Total Equity		653.7	623.4

The above balance sheet should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

STATEMENT OF CASH FLOWS

of Ansell Limited and its Subsidiaries for the year ended 30 June 2006

		Consolidated
	Note	2006 $m	2005 $m
Cash Flows Related to Operating Activities
Receipts from customers		1,138.1	1,128.6
Payments to suppliers and employees		(990.0)	(959.7)

Net receipts from customers		148.1	168.9
Income taxes paid		(16.4)	(16.1)

Net Cash Provided by Operating Activities	27(a)	131.7	152.8

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired	28	(24.0)	—
Payments for property, plant and equipment		(16.5)	(14.1)
Proceeds from sale of property, plant and equipment		0.9	—
Loans repaid		66.8	—
Proceeds from sale of other investments		53.0	1.4

Net Cash Provided by/(Used in) Investing Activities		80.2	(12.7)

Cash Flows Related to Financing Activities
Proceeds from borrowings		28.4	145.1
Repayments of borrowings		(34.3)	(171.5)
Net repayments of borrowings		(5.9)	(26.4)
Proceeds from issues of shares		4.1	5.0
Payments for share buy-back		(103.1)	(156.1)
Dividends paid		(31.4)	(24.7)
Interest received		14.0	8.5
Interest and financing costs paid		(19.8)	(23.3)

Net Cash Used in Financing Activities		(142.1)	(217.0)

Net increase/(decrease) in cash and cash equivalents		69.8	(76.9)
Cash and cash equivalents at the beginning of the financial year		225.9	314.8
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the financial year		7.3	(12.0)

Cash and Cash Equivalents at the End of the Financial Year	27(b)	303.0	225.9

The above statement of cash flows should be read in conjunction with the accompanying notes.

Item 18 : Consolidated Financial Statements

INDUSTRY AND REGIONAL SEGMENTS

of Ansell Limited and its Subsidiaries for the year ended 30 June 2006

	Operating Revenue		Operating Result
	2006 $m	2005 $m	2006 $m	2005 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	569.2	545.7	81.3	81.3
Professional Healthcare	387.4	367.7	38.9	43.3
Consumer Healthcare	181.6	167.7	24.0	29.1

Total Ansell Healthcare	1,138.2	1,081.1	144.2	153.7
Corporate revenue/(costs)	14.1	12.3	(6.2)	(7.7)

Operating EBIT			138.0	146.0
Impairment loss on investment in South Pacific Tyres and sale costs			(5.5)	(80.0)

Earnings before Net Interest and Tax (EBIT)			132.5	66.0
Financing costs net of interest revenue			(5.9)	(9.6)

Operating Profit before Tax			126.6	56.4
Tax			(7.9)	(0.2)
Minority interests			(2.6)	(1.8)

Total Consolidated	1,152.3	1,093.4	116.1	54.4

REGION
Asia Pacific	178.5	162.7	36.6	38.9
Americas	539.0	517.7	62.2	68.2
Europe, Middle East and Africa	420.7	400.7	45.4	46.6

Total Ansell Healthcare	1,138.2	1,081.1	144.2	153.7

	Assets Employed		Liabilities
	2006 $m	2005 $m	2006 $m	2005 $m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	441.6	410.2	101.4	83.5
Professional Healthcare	346.1	325.1	66.2	62.6
Consumer Healthcare	144.3	101.6	24.4	21.1

Total Ansell Healthcare	932.0	836.9	192.0	167.2
Corporate assets/liabilities	58.0	177.1	462.3	450.7
Cash	318.0	227.3	—	—

Total Consolidated	1,308.0	1,241.3	654.3	617.9

REGION
Asia Pacific	251.1	230.4	69.3	60.0
Americas	216.6	196.8	75.7	73.6
Europe, Middle East and Africa	170.2	143.0	47.0	33.6
Goodwill and brand names	294.1	266.7	—	—

Total Ansell Healthcare	932.0	836.9	192.0	167.2

The above industry segments report should be read in conjunction with the accompanying notes, including Note 26.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ansell Limited (“the Company”) and its subsidiaries (together referred to as the “consolidated entity”) is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The consolidated entity’s principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The consolidated entity manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and the Americas, and markets these products globally.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The financial reports of the consolidated entity and the Company also comply with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

International Financial Reporting Standards (“IFRS”) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (“AIFRS”). This is the Company’s and consolidated entity’s first AIFRS financial report covered by AASB 1 First-time adoption of Australian equivalents to International Financial Reporting Standards. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the Company and consolidated entity is provided in Note 33. This note includes reconciliations of equity and profit and loss for comparative periods reported under Australian GAAP (“previous AGAAP”) to those reported for those periods under AIFRSs.

Basis of Accounting

The financial report is presented in Australian dollars and on the historical cost basis except that assets and liabilities in respect of derivative financial instruments are stated at their fair value in the current year.

The consolidated entity has elected to early adopt the following accounting standards and amendments:

•	AASB 119 Employee Benefits (December 2004)

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First- time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (December 2004)

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004) and AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 21 The Effects of Changes in Foreign Exchange Rates (July 2004)

•	UIG 4 Determining whether an Arrangement contains a Lease

•	UIG 8 Scope of AASB 2.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting (continued)

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

•	AASB 7 Financial Instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132 Financial Instruments: Disclosure and Presentation. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts and AASB 1023 General Insurance Contracts arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and certain subsidiaries. However, the quantification of the potential impact is not known or reasonably estimable in the current financial year as an exercise to quantify the potential financial impact has not been undertaken by the Company and the consolidated entity to date.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

A summary of the significant accounting policies of the consolidated entity under AIFRS are disclosed below. The accounting policies have been applied consistently by all entities in the consolidated entity.

Principles of Consolidation

The financial statements of the consolidated entity include the financial statements of the Company being the parent entity, and its subsidiaries.

The financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at balance date and the results of all subsidiaries for the year then ended. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Results of subsidiaries are included in the income statement from the date on which control commences and continue to be included until the date control ceases to exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of subsidiaries are shown separately in the income statement and balance sheet respectively.

Foreign Currency

Transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date with any resultant gain or loss recognised in the income statement except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency (continued)

Translation

The financial statements of overseas subsidiaries are maintained in their functional currencies and are converted to the consolidated entity’s presentation currency as follows:

•	assets and liabilities are translated at the rate of exchange as at balance date:

•	income statements are translated at average exchange rates for the reporting period which approximate the rates ruling at the dates of the transactions;

•	all resultant exchange differences are recorded in the foreign currency translation reserve.

On consolidation, exchange differences arising from borrowings and any other currency instruments designated as hedges of investments in overseas subsidiaries, are transferred to the foreign currency translation reserve on a net of tax basis where applicable. When an overseas subsidiary is sold the cumulative amount recognised in the foreign currency translation reserve relating to the subsidiary is recognised in the income statement as part of the gain or loss on sale.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances which are accrued at expected levels as sales occur) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

During the current year the consolidated entity changed the manner in which settlement discounts and certain co-operative advertising rebates are classified. Such amounts are now netted against sales revenue whereas in prior periods they were included within expenses. This has resulted in a reduction in reported sales revenue in the current year of $16.9 million with a corresponding reduction in expenses (2005 $15.1 million).

Interest Income

Interest income is recognised as it accrues.

Financing Costs

Financing costs include interest, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and other related charges.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or current liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

Income tax in the income statement for the periods presented comprises current and deferred tax adjusted for income tax over/under provided in previous years except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The estimated liability for income tax outstanding in respect of the period’s operations is included in the balance sheet as a current liability.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill and goodwill

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax (continued)

not deductible for tax purposes, the initial recognition of assets or liabilities that are not part of a business combination and do not affect either accounting or taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or when the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Trade Debtors and Other Receivables

Accounting policy applicable for the year ending 30 June 2006

Trade and other receivables are stated at their amortised cost less a provision for impairment losses. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off to the income statement. A provision for impairment is established when there is sufficient evidence to indicate that not all amounts due will be collected.

Accounting policy applicable for the year ending 30 June 2005

Trade and other receivables are carried at invoice amount. The collectibility of debts is assessed at reporting date and specific provision is made for doubtful accounts.

Inventories

Stock on Hand and Work in Progress

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock

Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress

Manufactured inventories and work in progress are valued at standard costs which approximate actual costs and include an appropriate allocation of manufacturing overheads. Outsourced finished goods are valued at actual cost into store, determined on a first in, first out basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Investments

Associated Companies

An associate is an entity over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

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

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment (continued)

Depreciation and Amortisation (continued)

The expected useful lives in the current and prior years are as follows:

Freehold buildings of overseas controlled entities	- 20 to 40 years
Leasehold buildings	- Life of lease
Plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases

Operating lease payments are expensed as incurred on a straight line basis over the term of the lease.

Intangible Assets

Goodwill and Brand Names

Goodwill on acquisition is measured at cost being the excess of the cost of the acquisition over the fair value of the consolidated entity’s share of the net identifiable assets acquired. Goodwill is not amortised. Brand names are initially recorded at cost based on independent valuation at acquisition date (which equates to fair value). Based on the nature of the major brand names acquired by the consolidated entity which are international brands that benefit from competitive advantages due to technology, innovation and product development, it is not possible to make an arbitrary assessment that these brand names have a finite useful life, quantifiable in terms of years. As such the consolidated entity believes that the lives of the brand names are unlimited at this point in time and no amortisation is provided against their carrying value.

Goodwill and brand names are reviewed annually, or more frequently if events or changes in circumstances indicate that their carrying values may be impaired and are carried at cost less accumulated impairment losses.

For the purposes of impairment testing, goodwill and brand names are allocated to cash generating units (which equate to the consolidated entity’s reportable business units i.e. Occupational Healthcare, Professional Healthcare and Consumer Healthcare) upon acquisition. Acquired businesses can readily be allocated to one of the business units on the basis of products manufactured and/or marketed. Such manufacturing and marketing operations tend to cover more than one geographical region. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill and brand names relate. Where the recoverable amount of the cash generating unit is less than the carrying value, an impairment charge is recognised in the income statement.

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

Recoverable Amount of Non-Current Assets Valued on the Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. An impairment loss is recognised whenever the carrying amount of a non-current asset exceeds its recoverable amount. The impairment loss is recognised as an expense in the income statement in the reporting period in which it occurs.

The recoverable amount of a non-current asset is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Impairment losses, other than those in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist. An impairment loss in respect of goodwill is not reversed.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payables

Trade and Other Creditors

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Interest Bearing Liabilities

Accounting policy applicable for the year ending 30 June 2006

Interest bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition interest bearing liabilities are stated at amortised cost. Any difference between the cost and redemption value is recognised in the income statement over the period of the liability using the effective interest method.

Accounting policy applicable for the year ending 30 June 2005

Interest bearing liabilities are carried at their principal amounts, subject to set-off arrangements. Interest is charged as an expense as it accrues.

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

Long Service Leave and Post Retirement Health Benefits

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees’ services provided in the current and prior periods. Post retirement health benefits are subject to annual actuarial reviews.

The liability is calculated using estimated future increases in wage and salary rates including related on-costs, expected settlement dates based on turnover history and medical cost trends and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Retirement Benefit Obligations

The Company and certain subsidiaries contribute to certain defined benefit and defined contribution superannuation plans maintained to provide superannuation benefits for employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. The defined contribution plans receive contributions from the Company and subsidiaries and the consolidated entity’s legal or constructive obligation is limited to these contributions.

A liability or asset in respect of each defined benefit superannuation plan is recognised in the balance sheet and is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine its present value and the fair value of plan assets is deducted. The present value of the defined benefit is based on expected future payments calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

As a result of the early adoption of AASB 119 Employee Benefits, actuarial gains or losses are taken directly to accumulated losses.

Contributions to defined contribution plans are recognised as an expense as they become payable.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee Entitlements (continued)

Share-Based Payments

The Company operates the Ansell Limited Stock Incentive Plan under which options and Performance Share Rights (PSRs) are granted to employees.

Options granted before 7 November 2002 and vested before 1 July 2004

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds allocated to issued capital.

Options and PSRs granted before or after 7 November 2002 and vested after 1 July 2004

The fair value of options and PSRs granted under the Ansell Limited Stock Incentive Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options or PSRs.

The fair value at grant date is independently determined using binomial tree techniques that take into account the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option or PSR. The fair value excludes the impact of any non-market vesting conditions with such conditions being factored into the assumptions about the number of options or PSRs that will vest. At each balance date the number of options and PSRs that are expected to vest is reviewed and the employee benefit expense for the period is adjusted accordingly.

Upon the exercising of options and vesting of PSRs, the related balance of the share-based payments reserve is transferred to issued capital.

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

Derivatives

Accounting policy applicable for the year ending 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. The following sets out how derivatives were accounted for under previous AGAAP.

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rates and interest rate movements.

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the balance sheet and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivatives (continued)

Accounting policy applicable for the year ending 30 June 2005 (continued)

Gains and losses on derivative financial instruments which hedge transactions are in the first instance deferred and later recognised in the income statement when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where a transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual exposure is immediately taken to the income statement.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to take account of the change in accounting policy to comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are taken to the income statement or a hedging reserve within equity. At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to accumulated losses or reserves, depending on whether the criteria for hedge accounting are satisfied at that date. The transition impact on the balance sheet is to increase the hedging reserve by $3.0 million, reduce accumulated losses by $0.2 million and increase hedge receivables (included within current trade and other receivables) by $3.2 million.

Accounting policy applicable for the year ending 30 June 2006

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

•	it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;

•	derivatives acquired must be able to be recorded on the consolidated entity’s treasury management systems, which contain extensive internal controls; and

•	the consolidated entity predominantly does not deal with counter-parties rated lower than A- by Standard and Poor’s or A3 by Moody’s Investors Service.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to other financial assets and liabilities on the balance sheet, where internal controls operate.

On a continuing basis, the consolidated entity monitors its future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future net cash flows of overseas subsidiaries, future foreign exchange requirements and interest rate positions.

These exposures are then monitored and may be modified from time to time. The foreign exchange hedge transactions rarely exceed 12 months duration and hedge operational transactions the consolidated entity expects to occur in this time frame. From time to time minor mismatches occur in the forward book, however these mismatches are managed under strict guidelines, limits and internal controls with stop loss parameters. Interest rate derivative instruments can be for periods up to 7 years as the critical terms of the instruments are matched to the life of the borrowings.

Derivative financial instruments are recognised initially at fair value and subsequently remeasured to their fair value at each reporting date. The fair value of forward exchange contracts is calculated by reference to current forward exchange contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to markets for similar instruments.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and continues to satisfy the requirement for hedge accounting, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Item 18 : Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivatives (continued)

Accounting policy applicable for the year ending 30 June 2006 (continued)

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains or losses that are recognised in the hedging reserve are transferred to the income statement in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction is ultimately recognised in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Issued Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax where applicable, from the proceeds. When shares are repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue and share split.

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

Accounting Estimates and Judgements

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

The key estimates and assumptions that may have a significant impact on the financial statements are as follows:

Impairment of goodwill and brand names

The consolidated entity tests whether goodwill and brand names are impaired annually, or more frequently if events or changes in circumstances indicate that their carrying values may be impaired, in accordance with the accounting policy on Intangible Assets. The policy requires the use of assumptions in assessing the carrying values of cash generating units. These assumptions are detailed in Note 14.

Defined Benefit Superannuation Plans

Various actuarial assumptions are utilised in the determination of the consolidated entity’s defined benefit superannuation plan obligations. These assumptions are detailed in Note 19.

Item 18 : Consolidated Financial Statements

2. TOTAL REVENUE

$ in millions	Consolidated
	2006	2005
Revenue from the Sale of Goods	1,138.2	1,081.1

Interest Received or Due and Receivable
From related parties	2.4	4.0
From others	11.7	8.3

Total Revenue	1,152.3	1,093.4

Item 18 : Consolidated Financial Statements

3. PROFIT BEFORE INCOME TAX

$ in millions	Consolidated
	2006	2005
(a) Profit before income tax has been arrived at after charging/(crediting) the following items:

Financing Costs
Interest Paid or Due and Payable:
To others	18.7	20.3
Other Financing Costs	1.3	1.6

Total Financing Costs	20.0	21.9

Depreciation
Buildings	1.2	1.5
Plant and equipment	22.7	21.9

Amortisation
Leasehold land and buildings	1.4	1.4
Capitalised development costs	0.1	—

Research and Development Costs
Expensed as incurred	12.1	12.8
Previously capitalised development costs written off	0.5	—

Net Bad Debts Expense	0.4	0.2

Amounts Set Aside to Provision for:
Impairment of trade debtors	0.9	(0.1)
Rationalisation and restructuring costs	0.5	2.0
Accufix pacing lead related expenses	—	2.3
Rebates and allowances	18.8	11.5

Employee Related Expenses
Wages and salaries	158.1	152.8
Increase in provision for employee entitlements	16.3	16.3
Defined contribution superannuation plan expense	3.2	4.9
Defined benefit superannuation plan expense	2.6	3.2
Equity settled share-based payments expense	4.9	4.6

Net Foreign Exchange Loss/(Gain)	0.1	0.4

Losses Arising from Sale of Property, Plant and Equipment	0.1	0.1

Operating Lease Rentals	21.0	21.5

Write-down in Value of Inventories	2.0	(0.7)

(b) Exceptional items included in profit before income tax

Impairment loss on investment in South Pacific Tyres and sale costs	(5.5)	(80.0)

(c) Auditors’ Remuneration ($ in thousands)
Audit and review of the financial reports:
Auditors of Ansell Limited and Australian entities - KPMG	1,108	1,050
Other member firms of KPMG	1,614	1,564

	2,722	2,614

Other services:
Other audit and assurance services (including acquisitions and disposals)
Auditors of Ansell Limited and Australian entities - KPMG	—	36
Other member firms of KPMG	89	70
Taxation and other services
Auditors of Ansell Limited and Australian entities - KPMG	12	30
Other member firms of KPMG	46	43

Total other services	147	179

Total auditors remuneration	2,869	2,793

Item 18 : Consolidated Financial Statements

4. CONTRIBUTED EQUITY

$ in millions	Consolidated
	2006	2005
Issued Capital
151,782,512 (2005 - 160,125,483) ordinary shares, fully paid *	1,136.7	1,232.7
290,800 (2005 - 377,800) ordinary plan shares, paid to 5 cents	0.1	0.1

Total Issued Capital	1,136.8	1,232.8

__________
* includes 122,516 (2005 - 135,614) shares issued in accordance with the Employee Share Plan.

Issued Capital Reconciliation

Balance at the beginning of the financial year	1,232.8	1,383.9
Increase in Issued Capital:
Additional capital issued	4.1	5.0
Transfer from share-based payments reserve	3.0	—
Decrease in Issued Capital:
Share buy-back	(103.1)	(156.1)

Balance at the end of the financial year	1,136.8	1,232.8

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Refer to Note 25 Key Management Personnel Disclosures for details of shares subject to options and Performance Share Rights granted under the Ansell Limited Stock Incentive Plan.

Share Buy-Back

At the Annual General Meeting held on 14 October 2004, shareholders approved an off-market buy-back for up to $155 million, under which 16,847,345 shares were bought back during the previous financial year, and also approved a further on-market buy-back for up to 10% of the Company’s shares.

On 16 December 2005 the Board authorised an on-market buy-back program of up to $100 million under which 8,457,084 shares have been bought back. In addition 920,000 shares were bought back to satisfy the exercising of 500,000 options and the vesting of 420,000 Performance Share Rights and 17,869 were bought back under a minimum holding buy-back program.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 87,000 existing Executive Plan shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 3,000 Executive Plan shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 22 Ownership-Based Remuneration Schemes for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 13,098 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, no further payments in respect of Employee Plan shares have been made. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this report under the Pacific Dunlop Employee Share Plan.

Options

During the financial year 500,000 ordinary shares fully paid at $6.32 were issued to satisfy the exercising of 500,000 options granted to the previous Managing Director and 60,000 ordinary shares fully paid to $6.97 were issued to satisfy the exercising of 60,000 granted to the Chief Financial Officer under the Ansell Limited Stock Incentive Plan. As at the date of this report 712,358 unissued shares in the Company remain under option.

Item 18 : Consolidated Financial Statements

5. ACCUMULATED LOSSES AND RESERVES

$ in millions	Consolidated
	2006	2005
Share-based payments reserve	7.6	5.7
Hedging reserve	(0.3)	—
Asset revaluation reserve	—	—
General reserve	6.0	4.1
Foreign currency translation reserve	(18.5)	(44.5)

Total Reserves	(5.2)	(34.7)
Accumulated losses	(491.9)	(583.8)

Total Accumulated Losses and Reserves	(497.1)	(618.5)

Movements during the year:

Share-Based Payments Reserve
Balance at the beginning of the financial year	5.7	1.1
Charge to the income statement for the year	4.9	4.6
Transfer to issued capital	(3.0)	—

Balance at the end of the financial year	7.6	5.7

Hedging Reserve
Balance at the beginning of the financial year	—	—
Adjustment upon adoption of AASB 139	3.0	—
Transfer to profit for period on expiration of previously effective hedges	(2.7)
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—

Balance at the end of the financial year	(0.3)	—

Asset Revaluation Reserve
Balance at the beginning of the financial year	—	0.7
Transfer to accumulated losses	—	(0.7)

Balance at the end of the financial year	—	—

General Reserve
Balance at the beginning of the financial year	4.1	3.3
Transfer from accumulated losses	1.9	0.8

Balance at the end of the financial year	6.0	4.1

Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(44.5)	—
Currency translation differences arising during the year	26.0	(44.5)

Balance at the end of the financial year	(18.5)	(44.5)

Accumulated Losses
Balance at the beginning of the financial year	(583.8)	(606.8)
Adjustment upon adoption of AASB 139	0.2	—
Transfer to/from reserves	(1.9)	(0.1)
Net profit attributable to Ansell Limited shareholders	116.1	54.4
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)
Dividends paid	(30.2)	(23.6)

Balance at the end of the financial year	(491.9)	(583.8)

Nature and purpose of reserves

Share-based payments

This reserve is used to record the value of equity benefits provided to employees as part of their remuneration under the Ansell Limited Stock Incentive Plan. Refer to Note 22 for further details of the plan.

Hedging

This reserve records the portion of the gains or losses on cash flow hedges that are deemed to be effective.

Item 18 : Consolidated Financial Statements

5. ACCUMULATED LOSSES AND RESERVES (CONTINUED)

General

The amount standing to the credit of the general reserve resulted from prior period allocations of profits for non-specific purposes and is available for release to accumulated losses.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the consolidated entity, as well as the translation of borrowings or any other currency instruments that hedge the Company’s net investment in a foreign operation. Refer to Note 1 Summary of Significant Accounting Policies.

6. INCOME TAX

	Consolidated
$ in millions	2006	2005
Prima facie income tax calculated at 30% (2005: 30%) on profit before income tax	38.0	16.9

Increased taxation arising from:
Impairment of investment in South Pacific Tyres	1.7	24.0
Net higher overseas tax rates	2.7	3.9

Reduced taxation arising from:
Income tax over provided in previous years	(1.0)	(1.6)
Investment and export incentive allowances	(5.0)	(3.5)
Recognition of previously unbooked deferred tax asset in respect of tax losses	(7.5)	(21.5)
Other permanent differences*	(21.0)	(18.0)

Income tax attributable to profit before income tax	7.9	0.2

Income tax attributable to operating profit before income tax is made up of:
Current year income tax	20.4	21.0
Over provision in respect of previous years	(1.0)	(1.6)
Deferred income tax attributable to:
Increase in deferred tax liability	7.7	0.6
(Increase) in deferred tax asset	(19.2)	(19.8)

	7.9	0.2

*	Includes recovery of tax losses not previously brought to account.

7. DIVIDENDS PAID OR DECLARED

	Consolidated
$ in millions	2006	2005
Dividends Paid

The following dividends were paid during the year to Ansell Limited shareholders:

A final dividend of 10 cents per share unfranked for the year ended 30 June 2005 (June 2004 - 7 cents unfranked) was paid on 18 October 2005 (2004 - 14 October 2004)	16.0	12.4

An interim dividend of 9 cents per share unfranked for the year ended 30 June 2006 (June 2005 - 7 cents franked to 57%) was paid on 7 April 2006 (2005 - 8 April 2005)	14.2	11.2

	30.2	23.6

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 12 cents per share unfranked, for the year ended 30 June 2006.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

Dividend Franking Account

The balance of the dividend franking account as at 30 June 2006 was nil (2005 - nil).

Item 18 : Consolidated Financial Statements

8. CASH AND CASH EQUIVALENTS

	Consolidated
$ in millions	2006	2005
Cash on hand	0.3	0.2
Cash at bank	75.1	69.2
Short-term deposits	236.0	149.5

	311.4	218.9
Restricted deposits	6.6	8.4

Total Cash and Cash Equivalents	318.0	227.3

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the consolidated entity for claims arising with respect to the Accufix pacing lead.

9. TRADE AND OTHER RECEIVABLES

	Consolidated
$ in millions	2006	2005
Current
Trade debtors	227.5	191.8
Less provision for impairment	7.3	5.8
Less provision for rebates and allowances	23.5	15.2

	196.7	170.8
Amounts owing by South Pacific Tyres partnership	—	0.6
Other amounts receivable	24.8	42.7

Total Current	221.5	214.1

Non-Current
Interest bearing amount owing by South Pacific Tyres partnership	—	66.2
Other amounts receivable	19.8	2.1

Total Non-Current	19.8	68.3

Total Receivables	241.3	282.4

The reconciliations of provision for impairment - trade debtors are presented below:

	Consolidated
$ in millions	2006	2005
Balance at the beginning of the financial year	5.8	6.7
Amounts charged/(credited) to the income statement	0.9	(0.1)
Amounts utilised for intended purposes	(0.1)	(0.1)
Acquired entities	0.3	—
Net exchange differences on translation of foreign operations	0.4	(0.7)

Balance at the end of the financial year	7.3	5.8

Item 18 : Consolidated Financial Statements

10. INVENTORIES

	Consolidated
$ in millions	2006	2005
At Cost

Raw materials	20.6	22.2
Work in progress	11.8	9.1
Finished goods	139.7	113.9
Other stock	1.5	1.4

Total Inventory at Cost	173.6	146.6

Net Realisable Value
Finished goods	12.4	10.7

Total Inventory at Net Realisable Value	12.4	10.7

Total Inventories	186.0	157.3

Inventories recognised as an expense	684.0	626.9

11. CURRENT ASSETS – OTHER

	Consolidated
$ in millions	2006	2005
Prepayments	8.3	9.0
Engineering spares	4.3	4.2

Total Current Assets - Other	12.6	13.2

12. OTHER FINANCIAL ASSETS (INVESTMENTS)

	Consolidated
$ in millions	2006	2005
Other financial assets
Not quoted on a prescribed stock exchange:
At cost	—	1.2
South Pacific Tyres N.Z. Ltd		21.4
Investment in Partnership
South Pacific Tyres	—	116.4
Less Provision for impairment		80.0

Total Other Financial Assets	—	59.0

The consolidated entity’s interest in the South Pacific Tyres Partnership is carried as an investment.

Item 18 : Consolidated Financial Statements

13. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
$ in millions	2006	2005
(a) Freehold Land
At cost	11.9	11.4

(b) Freehold Buildings
At cost	36.5	35.6
Less provision for depreciation	13.7	12.0

	22.8	23.6

(c) Leasehold Land and Buildings
At cost	48.4	47.9
Less provision for amortisation	13.3	11.9

	35.1	36.0

(d) Plant and Equipment
At cost	402.2	373.6
Less provision for depreciation	284.1	254.8

	118.1	118.8

(e) Buildings and Plant under construction
At cost	7.7	5.6

Total Property, Plant and Equipment	195.6	195.4

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated
$ in millions	2006	2005
Freehold Land
Balance at the beginning of the financial year	11.4	12.6
Disposals/Write-downs	(0.3)	—
Net exchange differences on translation of foreign operations	0.8	(1.2)

Balance at the end of the financial year	11.9	11.4

Freehold Buildings
Balance at the beginning of the financial year	23.6	26.0
Additions	0.1	0.1
Disposals/Write-downs	(1.1)	—
Transfer from buildings and plant under construction	0.1	1.5
Depreciation	(1.2)	(1.5)
Net exchange differences on translation of foreign operations	1.3	(2.5)

Balance at the end of the financial year	22.8	23.6

Leasehold Land and Buildings
Balance at the beginning of the financial year	36.0	40.0
Additions	0.1	0.4
Transfer from buildings and plant under construction	0.1	0.4
Amortisation	(1.4)	(1.4)
Net exchange differences on translation of foreign operations	0.3	(3.4)

Balance at the end of the financial year	35.1	36.0

Plant and Equipment
Balance at the beginning of the financial year	118.8	140.4
Additions	2.4	3.3
Additions through entities acquired	0.3	—
Disposals/Write-downs	(0.6)	(0.3)
Transfer from buildings and plant under construction	11.7	10.3
Depreciation	(22.7)	(21.9)
Net exchange differences on translation of foreign operations	8.2	(13.0)

Balance at the end of the financial year	118.1	118.8

Buildings and Plant under construction
Balance at the beginning of the financial year	5.6	8.8
Additions	13.9	10.3
Transfers to property, plant & equipment	(11.9)	(12.2)
Net exchange differences on translation of foreign operations	0.1	(1.3)

Balance at the end of the financial year	7.7	5.6

Item 18 : Consolidated Financial Statements

14. INTANGIBLE ASSETS

	Consolidated
$ in millions	2006	2005
Brand Names

At cost
Balance at the beginning of the financial year	106.0	117.4
Net exchange differences on translation of foreign operations	3.5	(11.4)

Balance at the end of the financial year	109.5	106.0

Goodwill

At cost
Balance at the beginning of the financial year	341.1	375.3
Additions through entities acquired	19.0
Net exchange differences on translation of foreign operations	12.7	(34.2)

Balance at the end of the financial year	372.8	341.1

Provision for impairment
Balance at the beginning of the financial year	180.4	199.3
Net exchange differences on translation of foreign operations	7.8	(18.9)

Balance at the end of the financial year	188.2	180.4

Written down value of Goodwill at the end of the financial year	184.6	160.7

Development costs (internally generated intangible asset)
Balance at the beginning of the financial year	2.1	—
Expenditure deferred in the current period	4.0	2.1
Previously capitalised costs charged to the income statement	(0.5)	—
Amortisation	(0.1)	—
Net exchange differences on translation of foreign operations	0.2	—

Balance at the end of the financial year	5.7	2.1

Total Intangible Assets	299.8	268.8

Impairment testing of Goodwill and Brand Names

Goodwill and brand names are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying values may be impaired.

For the purposes of impairment testing, goodwill and brand names are allocated to cash generating units (CGU’s), which equate to the consolidated entity’s reportable business units i.e. Occupational Healthcare, Professional Healthcare and Consumer Healthcare, upon acquisition.

Carrying amount of goodwill and brand names allocated to each of the cash generating units:

	Consolidated
	Goodwill 2006	2005	Brand Names
			2006	2005
Occupational Healthcare	103.9	100.9	60.4	58.5
Professional Healthcare	54.5	53.2	42.3	41.0
Consumer Healthcare	26.2	6.6	6.8	6.5

	184.6	160.7	109.5	106.0

The recoverable amount of the CGU’s has been determined based on a value in use calculation utilising five year cash flow projections based on budgets for the next financial year as approved by the Board and internal forecasts for the 2007/2008 and 2008/2009 financial years. A zero growth rate has been assumed for the subsequent two years. The terminal value is based on the cash flows for year five and a zero growth rate. The pre-tax cash flow discount rate applied is 10% which equates to the consolidated entity’s pre-tax weighted average cost of capital.

The results of the impairment testing undertaken at 30 June 2006 indicated that the value in use of each of the CGU’s was in excess of the carrying value of its net operating assets (inclusive of goodwill and brand names) and no impairment charge was necessary.

Item 18 : Consolidated Financial Statements

15. DEFERRED TAX ASSETS

$ in millions	Consolidated
	2006	2005
Deferred tax assets arising from:
Accumulated temporary differences	25.5	16.7
Accumulated tax losses	29.2	21.2

	54.7	37.9

Deferred tax assets are attributable to the following:
Trading stock tax adjustments	2.5	1.6
Provisions	11.4	10.6
Accruals	1.5	1.2
Plant and equipment and capital allowances	3.3	0.3
Capitalised development costs	6.1	—
Accumulated tax losses	29.2	21.2
Other	0.7	3.0

Total temporary differences	54.7	37.9

The consolidated entity has not recognised deferred tax assets in respect of trading tax losses of $260.9 million (2005 - $292.1 million) and $207.0 million of capital losses (2005 - $360.7 million). Deferred tax assets in respect of these losses have not been recognised as it is not probable that future taxable profits will be available against which these losses can be utilised.

The expiry dates of gross trading and capital losses for which deferred tax assets have not been recognised are as follows (in respect of financial years ending on 30 June):

$ in millions	Consolidated
	2006	2005
Year
2007	33.1	28.1
2008	0.3	0.3
2009	49.0	48.9
2011	52.3	83.1
2012	65.4	63.5
2013	0.9	0.9
2019	24.8	24.0
2022	9.0	8.7
No expiry date	1,274.1	1,331.5

Details of the movement in the balance of deferred tax assets are as follows:

$ in millions	Consolidated
	2006	2005
Balance at the beginning of the financial year	37.9	25.1
Over provision of prior year balance	(2.9)	(4.5)
Amount credited to the income statement	19.2	19.8
Net exchange differences on translation of foreign operations	0.5	(2.5)

Balance at the end of the financial year	54.7	37.9

There were no movements in deferred tax assets taken directly to equity during the year.

Item 18 : Consolidated Financial Statements

16. TRADE AND OTHER PAYABLES

$ in millions	Consolidated
	2006	2005
Current
Amounts owing to subsidiaries	—	—
Trade creditors	126.1	106.8
Other creditors	16.0	22.3

Total Current	142.1	129.1

Non-Current
Other creditors	0.7	0.8

Total Non-Current	0.7	0.8

Total Payables	142.8	129.9

17. INTEREST BEARING LIABILITIES

$ in millions	Consolidated
	2006	2005
Current
Bank overdrafts	15.0	1.4
Bank loans repayable in:
Canadian dollars	3.0	5.3
Chinese yuan	3.4	—
Indian rupees	2.4	1.4
Other loans repayable in:
Australian dollars	66.0	—
Japanese yen	24.5	—
U.S. dollars	—	26.2

Total Current	114.3	34.3

Non-Current
Bank loans repayable in:
U.S. dollars	263.7	229.5
Other loans repayable in:
Australian dollars	—	66.0
Japanese yen	—	23.7
U.S. dollars	12.2	11.8

Total Non-Current	275.9	331.0

Total Interest Bearing Liabilities	390.2	365.3

At 30 June 2006 bank loans totalling $1.2 million (2005: $1.7 million) were secured, principally against property, plant and equipment having carrying values slightly in excess of the secured amounts payable. These security arrangements were in place prior to the subsidiaries concerned becoming part of the consolidated entity.

A US$250 million revolving credit bank facility was established on 30 April 2004 of which US$200 million had a five year term and US$50 million had a 364 day term. On 29 April 2005, US$150 million of the US$200 million was extended to 30 April 2010 and US$50 million to 30 April 2012. The US$50 million 364 day facility was initially extended to 30 April 2006 and has subsequently been extended to 30 April 2007. This facility can be accessed by the parent company and certain US subsidiaries. US$195 million of the term facilities had been drawn down at 30 June 2006 (June 2005 US$175 million) leaving an unused balance of the total facilities at that date of US$55 million.

There are a number of financial covenants attaching to this facility including restrictions on the level of borrowings of non guarantor subsidiaries, ensuring the assets of the guarantor subsidiaries are in excess of a specified percentage of total group assets and ensuring certain financial ratios are maintained. If any breaches of these covenants occur all monies outstanding under the facility become immediately due and payable. As at 30 June 2006, the Company was in compliance with all covenants. The interest rate for this facility is determined based on market rates at the time amounts are drawn down.

Item 18 : Consolidated Financial Statements

17. INTEREST BEARING LIABILITIES (CONTINUED)

The following table sets out details in respect of the major components of Interest Bearing Liabilities at 30 June, 2006.

Nature and Currency of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts
Euros	8.0	2.80	At Call
Malaysian ringgits	1.4	—	At Call
UK pounds	4.4	4.50	At Call
United States dollars	1.2	4.60	At Call

Total Bank Overdrafts	15.0

Bank Loans

Current

Canadian dollars	3.0	5.71	2007
Chinese yuan	1.7	5.58	2007
Chinese yuan	1.7	6.70	2007
Indian rupees	1.2	8.50	2007
Indian rupees	1.2	10.60	2007

	8.8

Non-Current

United States dollars	54.1	4.70	2008
United States dollars	108.2	4.82	2009
United States dollars	74.4	5.27	2010
United States dollars	27.0	5.28	2012

	263.7

Total Bank Loans	272.5

Other Loans

Current

Australian dollars	50.0	6.94	2007
Australian dollars	16.0	7.92	2007
Japanese yen	24.5	3.61	2007

	90.5

Non-Current

United States dollars	12.2	6.19	2010
	12.2

Total Other Loans	102.7

Total Interest Bearing Liabilities	390.2

Maturity Schedule
Term to maturity:
Within one year	114.3
One to two years	54.1
Two to three years	108.2
Three to four years	86.6
Greater than five years	27.0

Total	390.2

$ in millions	Consolidated
	2006	2005
Net Interest Bearing Debt
Current interest bearing liabilities	114.3	34.3
Non-current interest bearing liabilities	275.9	331.0
Cash at bank and short-term deposits	(311.1)	(218.7)

Net interest bearing debt	79.1	146.6

Item 18 : Consolidated Financial Statements

18. PROVISIONS

$ in millions	Consolidated
	2006	2005
Current
Provision for employee entitlements	30.5	26.4
Provision for rationalisation and restructuring costs	8.5	8.5
Provision for Accufix pacing lead related expenses	6.9	8.9
Provision for insurance claims	4.7	4.9

Total Current	50.6	48.7

Non-Current
Provision for employee entitlements	20.8	20.2

Total Non-Current	20.8	20.2

Total Provisions	71.4	68.9

Reconciliations of the carrying amount of each class of provision, except for employee entitlements, are set out below:

$ in millions	Consolidated
	2006	2005
Provision for rationalisation and restructuring
Balance at the beginning of the financial year	8.5	9.2
Amounts charged to the income statement	0.5	2.0
Amounts utilised for intended purposes	(0.5)	(2.7)

Balance at the end of the financial year	8.5	8.5

Provision for Accufix pacing lead related expenses
Balance at the beginning of the financial year	8.9	11.2
Amounts charged to the income statement	—	2.3
Amounts utilised for intended purposes	(2.2)	(3.9)
Net exchange differences on translation of foreign operations	0.2	(0.7)

Balance at the end of the financial year	6.9	8.9

Provision for insurance claims (Captive Insurance Companies)
Balance at the beginning of the financial year	4.9	6.0
Amounts utilised for intended purposes	(0.2)	(1.1)

Balance at the end of the financial year	4.7	4.9

Provision for rationalisation and restructuring costs

This provision covers a variety of matters predominantly relating to the sale of businesses and controlled entities and is regularly reviewed in light of issues that have been settled or new events that have arisen during the reporting period.

Provision for Accufix pacing lead related expenses

This provision is to meet the costs of patients associated with the monitoring and (where appropriate) explantation of Accufix pacing leads and for legal costs in defence of claims made in respect of the Accufix pacing leads. This provision is predominantly covered by cash required to be set aside by the Courts (refer Note 8 - Cash and Cash Equivalents - Restricted deposits).

Provision for insurance claims (Captive Insurance Companies)

Corrvas Insurance Pty. Ltd. and Corrvas Insurance (Singapore) Pte. Ltd. are entities authorised by their respective jurisdiction’s regulatory authority to operate as captive insurance companies for Ansell Limited and its subsidiaries. This provision comprises current open claims where the reserves are set for the total estimated costs of individual claims that have not been fully paid out and “Incurred but not reported” (IBNR) claims.

In Australia, the provision is required to be supported by a “Liability Valuation Report” prepared by an actuary approved by the Australia Prudential Regulatory Authority. In Singapore, captives are exempted from undertaking an actuarial assessment of their insurance liabilities and are not required to lodge such a report with the Monetary Authority of Singapore (MAS). In line with MAS regulations, the IBNR estimates are in accordance with a policy approved by the board of Corrvas Insurance (Singapore) Pte. Ltd.

Item 18 : Consolidated Financial Statements

19. RETIREMENT BENEFIT OBLIGATIONS

Ansell Limited and certain subsidiaries contribute to defined benefit and defined contribution superannuation plans maintained to provide superannuation benefits for employees.

The following sets out details in respect of defined benefit plans.

(a) Balance sheet amounts

$ in millions	Consolidated
	2006	2005
Present value of defined benefit obligations	84.3	83.7
Fair value of defined benefit plan assets	70.8	58.5

Net liability/(asset) in the balance sheet	13.5	25.2

The Company and its subsidiaries are obliged to contribute to the various superannuation plans as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

In accordance with the various Trust Deeds, the Company and its subsidiaries are under no legal or constructive obligation to make up any shortfall in the plans’ assets to meet payments due to employees.

(b) Reconciliations of benefit obligations and plan assets

$ in millions	Consolidated
	2006	2005
Present value of defined benefit obligations
Balance at the beginning of the financial year	83.7	76.6
Current service cost	2.4	4.0
Interest cost	4.0	4.1
Contributions by plan participants	0.4	0.1
Actuarial (gains)/losses	(2.7)	7.0
Taxes and expenses paid	(0.2)	—
Past service cost	—	0.1
Curtailment (gain)/loss	—	(0.9)
Settlements	(1.8)	(3.8)
Benefits paid	(4.0)	(3.4)
Exchange rate changes/other movements	2.5	(0.1)

Balance at the end of the financial year	84.3	83.7

Fair value of plan assets
Balance at the beginning of the financial year	58.5	56.6
Expected return on plan assets	4.0	4.5
Actuarial gains/(losses)	5.0	—
Contributions by employer	7.5	4.9
Contributions by plan participants	0.4	0.1
Taxes and expenses paid	(0.2)	—
Settlements	(2.0)	(4.2)
Benefits paid	(4.0)	(3.4)
Exchange rate changes/other movements	1.6	—

Balance at the end of the financial year	70.8	58.5

(c) Categories of plan assets

The major categories of plan assets are as follows:

	Consolidated
	2006	2005
Equity securities	66%	67%
Fixed interest securities	24%	25%
Property	7%	5%
Other	3%	3%

Item 18 : Consolidated Financial Statements

19. RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

(d) Amounts recognised in the income statement

	Consolidated
$ in millions	2006	2005
Current service cost	2.4	4.0
Interest cost	4.0	4.1
Past service cost	—	0.1
Curtailment (gain)/loss	—	(0.9)
Settlements	0.2	0.4
Expected return on plan assets	(4.0)	(4.5)

Total expense recognised in the income statement	2.6	3.2

The expense is recognised in the following lines within the income statement:

	Consolidated
$ in millions	2006	2005
Cost of goods sold	0.2	1.0
Selling, distribution and administration	2.4	2.2

	2.6	3.2

Actual return on plan assets	9.0	4.5

(e) Amounts recognised directly in accumulated losses

	Consolidated
$ in millions	2006	2005
Actuarial gain/(loss) recognised for year	7.7	(7.0)
Cumulative actuarial gain/(loss)	0.7	(7.0)

(f) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as a weighted average) were as follows:

	Consolidated
	2006	2005
Discount rate	4.9%	5.3%
Expected return on plan assets	6.5%	7.5%
Future salary increases	3.8%	4.1%

(g) Historic summary

	Consolidated
$ in millions	2006	2005
Defined benefit plan obligation	84.3	83.7
Plan assets	70.8	58.5
Deficit/(Surplus)	13.5	25.2

Experience adjustments (gain)/loss - plan liabilities	(0.2)	1.9
Experience adjustments (gain)/loss - plan assets	(5.1)	—

(h) Defined contribution superannuation plans

	Consolidated
$ in millions	2006	2005
Contributions to defined contribution plans during the year	3.2	4.9

Item 18 : Consolidated Financial Statements

19. RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

(i) Surplus/deficit for each material defined benefit superannuation plan (or section thereof) on a funding basis

The table below shows the surplus/deficit of the material defined benefit superannuation plans measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 Financial Reporting by Superannuation Plans. These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of company contributions. The effective date of the amounts is 30 June 2005 being the date of the most recent financial statements of the plans.

	2006
$ in millions	Fund assets	Accrued benefit	Excess/ (Deficit)
Plan sponsored by the Company
Equipsuper superannuation plan (Ansell Ltd defined benefit section)	17.4	16.7	0.7

Plans sponsored by other entities in the consolidated entity
USA Plans
Ansell Cash Balance Pension Plan	35.9	41.5	(5.6)

Ansell Healthcare Products Inc Union Retirement Plan	9.0	9.9	(0.9)

Ansell Cash Balance Pension Restoration Plan	—	1.9	(1.9)

Total for plans sponsored by the consolidated entity	62.3	70.0	(7.7)

(j) Funding arrangements for employer contributions

Equipsuper superannuation plan

Contribution recommendations occur in accordance with Equipsuper Contribution and Funding policy after the update of the employer benefit accounts each six months. The last such update occurred as at 30 June 2005. The minimum recommended contribution rate effective 1 July 2005 was 12.6% of defined benefit members’ salaries.

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding Method. The method adopted affects the timing of the cost to the Company. Under the Target Funding method, the employer contribution rate is set at a level such that the Plan’s assets are expected to equal 105% of the Plan’s liabilities (on the actuarial funding basis) within 5 years.

USA Funds

The relevant entities make annual contributions each year to the Cash Balance Plan and the Union Plan that are at least equal to the minimum required contribution determined under U.S. pension plan funding laws. Contributions that are made in excess of the minimum funding requirement produce a funding credit that may be used to satisfy the minimum funding requirements of subsequent years. Contributions are not made in excess of the amount that is immediately tax deductible. During the year ended 30 June 2006 contributions made to the Cash Balance Plan and the Union Plan were US$4,050,000 and US$950,000, respectively. The Restoration Plan is not subject to U.S. minimum funding requirements. Contributions to the Restoration Plan are equal to the benefit payments to participants (pay-as-you-go basis).

The contribution requirements and recommendations described above were determined using the Projected Unit Credit funding method. Under this method, the projected benefits of each individual included in the actuarial valuation are allocated to valuation years based on years of service. The normal cost is the portion of the actuarial present value of benefits that is allocated to the current year. The actuarial present value of benefits allocated to all periods prior to a valuation year is called the actuarial accrued liability. Under this method, the actuarial gains (losses), as they occur, generally reduce (increase) the actuarial accrued liability.

Item 18 : Consolidated Financial Statements

20. DEFERRED TAX LIABILITIES

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

	Consolidated
$ in millions	2006	2005
Depreciation on plant adjustments	9.9	7.9
Amortisation of intangible assets	15.8	10.2
Other	(0.2)	0.2

Total	25.5	18.3

Details of the movement in the balance of deferred tax liabilities are as follows:

	Consolidated
$ in millions	2006	2005
Balance at the beginning of the financial year	18.3	23.3
Over provision of prior year balance	(1.3)	(3.6)
Amount charged to the income statement	7.7	0.6
Net exchange differences on translation of foreign operations	0.8	(2.0)

Balance at the end of the financial year	25.5	18.3

There were no movements in deferred tax liabilities taken directly to equity during the year.

21. EXPENDITURE COMMITMENTS

	Consolidated
$ in millions	2006	2005
(a) Capital expenditure commitments
Contracted but not provided for in the financial statements:
Plant and equipment	2.4	0.9

	2.4	0.9

Payable within one year	2.4	0.9

(b) Operating Lease Commitments
Future operating lease commitments not provided for in the financial statements and payable:
Within one year	10.5	9.5
One year or later and no later than five years	24.6	27.0
Later than five years	6.3	9.5

	41.4	46.0

22. OWNERSHIP-BASED REMUNERATION SCHEMES

Ansell Limited Stock Incentive Plan

The Company only operates one equity incentive plan, the Ansell Limited Stock Incentive plan. Details of the operation of the Plan and the details and number of Performance Share Rights (PSRs) granted during the year are set out in Note 25 Key Management Personnel Disclosures.

In accordance with the disclosure requirements of Australian Accounting Standards remuneration includes a proportion of the fair value of options and PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration (as disclosed in Note 25) is not related to, or indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest.

Item 18 : Consolidated Financial Statements

22. OWNERSHIP-BASED REMUNERATION SCHEMES (CONTINUED)

The fair value of options and PSRs is calculated at the date of grant using binomial tree techniques. The fair values and the factors and assumptions used in determining the fair values of the tranches of options and PSRs applicable for financial year 2006 are as follows:

Instrument	Number Issued	Grant Date	Expiry Date	Fair Value per Option/PSR	Exercise Price	Share Price on Grant Date	Risk Free Interest Rate	Dividend Yield
Options	525,000	30/6/2004	30/6/2014	$2.35 - $2.38	$7.40	$7.74	6.1%	2.0%
PSRs	515,000	18/12/2003	30/6/2006	$5.89 - $6.12	N/A	$6.19	N/A	2.0%
PSRs	150,000	30/6/2004	30/6/2007	$6.94 - $7.22	N/A	$7.74	N/A	2.0%
PSRs	391,000	8/8/2004	30/6/2007	$7.34 - $7.64	N/A	$7.78	N/A	2.0%
PSRs	500,000	16/8/2005	30/6/2008	$9.45 - $9.83	N/A	$10.00	N/A	2.0%

An estimated volatility factor of up to 20% has been applied in the above valuations in respect of options and is based on an analysis of historical share price data.

Options - Generally

As at the date of this report 712,358 unissued ordinary shares in the Company remain under option (refer to Note 25 for details).

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

The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 4. A loss of $9,884 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2006 (2005 - $13,801 pre-tax).

The market price of the Company’s shares as at 30 June 2006 was $9.67.

23. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Indemnities and Guarantees (relating to Parent Company only)

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of subsidiaries, in relation to liabilities that they may incur (other than to the Company or subsidiaries) as Directors of the Company and Directors and officers of certain subsidiaries respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned subsidiaries which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Item 18 : Consolidated Financial Statements

23. CONTINGENT LIABILITIES AND CONTINGENT ASSETS (CONTINUED)

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix pacing leads which have been made against certain subsidiaries remain on foot, the majority of which have been brought in France.

As at 30 June 2006, the balance of the provisions made for settlements in relation to claims (as disclosed in Note 18) is considered adequate to address any remaining liability of members of the consolidated entity.

Latex Allergy Litigation

As at 30 June 2006, there were approximately eight product liability cases pending against one or more subsidiaries in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including subsidiaries of the Company, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against a subsidiary. The relevant subsidiaries are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the consolidated entity, however they are not considered to have a material potential impact on the results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various subsidiaries have, as part of the consolidated entity’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various subsidiaries, to the purchasers of assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the consolidated entity. From time to time, the Company has received notices from purchasers of its businesses and assets pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the consolidated entity.

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the consolidated entity’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The consolidated entity has requested that the Court reconsider its decision and the Court has denied that request. The consolidated entity has filed an appeal to the United States District Court (“the Appeal Court”) and, under the rules of the Appeal Court, the consolidated entity participated in a mediation with the Exide Group. The mediation did not result in an agreement among the parties regarding any of the claims each has asserted against the other. The parties have fully briefed the issues on appeal, but no decision has yet been issued by the Appeal Court. The consolidated entity will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganized company, Exide Technologies, Inc, the consolidated entity expects to recover only stock in that company. The ultimate amount of the consolidated entity’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

24. FINANCIAL INSTRUMENTS

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

Item 18 : Consolidated Financial Statements

24. FINANCIAL INSTRUMENTS (CONTINUED)

(ii) Foreign Exchange Options

This is a contract between two parties, which gives the buyer of the put or call option the right, but not the obligation, to transact at a specified exchange rate. The consolidated entity typically uses a combination of a bought and sold option, generally for zero cost, to hedge foreign currency receivable and payable cash flows out to one year.

(iii) Swaps

These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

Interest Rate Risk

The exposure to interest rate risk and the effective weighted average interest rate for classes of income earning financial assets and interest bearing financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate %	Floating	Fixed Interest repricing in:			Non Interest Bearing	Total
			1 year or less	1 to 5 years	Over 5 years
Consolidated

2006
Interest earning financial assets
Cash on hand and at bank	3.4%	35.2	10.4	—	—	29.8	75.4
Short-term and restricted deposits	4.9%	183.5	56.3	—	—	2.8	242.6
Interest bearing financial liabilities
Bank overdraft	4.7%	(13.6)	—	—	—	(1.4)	(15.0)
Bank and other loans	5.3%	(78.2)	(33.3)	(236.7)	(27.0)	—	(375.2)
Effect of interest rate swaps	(1.3)%	12.2	—	(12.2)	—	—	—

		139.1	33.4	(248.9)	(27.0)	31.2	(72.2)

2005
Interest earning financial assets
Cash on hand and at bank	1.6%	19.2	6.5	—	—	43.7	69.4
Short-term and restricted deposits	4.5%	48.8	105.4	—	—	3.7	157.9
Receivables - other	6.1%	66.8	—	—	—	44.8	111.6
Interest bearing financial liabilities
Bank overdraft	4.5%	(0.3)	—	—	—	(1.1)	(1.4)
Bank and other loans	5.1%	(127.7)	(43.6)	(192.6)	—	—	(363.9)
Effect of interest rate swaps	(0.8)%	38.0	—	(38.0)	—	—	—

		44.8	68.3	(230.6)	—	91.1	(26.4)

Credit Risk and Net Fair Value

(i) Credit Risk

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the balance sheet, is the carrying amount, net of any provision for impairment.

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

Item 18 : Consolidated Financial Statements

24. FINANCIAL INSTRUMENTS (CONTINUED)

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

(iii) Net Fair Value

This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($1.5 million) (2005 - $2.8 million), if all contracts were closed out on 30 June 2006.

	Face Value 2006	2005	Credit Risk 2006	2005	Net Fair Value
$ in millions					2006	2005
Foreign Exchange Contracts
Purchase/Sale Contracts:
- U.S. dollars	26.5	78.5	0.1	0.5	—	0.4
- Australian dollars	87.8	5.0	0.1	—	—	—
- Euro	39.6	20.7	0.1	—	(0.2)	(0.7)
- Other currencies	8.7	5.3	—	—	(0.2)	(0.1)

Cross Currency Swaps:
- U.S. dollars	24.5	23.7	0.1	0.9	0.1	(0.1)

Foreign Exchange Options

Zero Cost Collar
- Euro/U.S. dollars	124.8	99.3	0.8	2.6	(1.2)	3.1
- U.S. dollars/Thai baht	39.1	16.5	7.0	0.4	(0.1)	—
- Australian dollars/U.S. dollars	27.0	6.0	0.5	—	0.6	—
- Canadian dollars/U.S. dollars	42.9	29.1	0.2	0.2	(0.9)	(0.1)
- Pounds sterling/U.S. dollars	2.2	0.9	—	—	—	—
- U.S. dollars/Euro	—	6.6	—	—	—	—
- U.S. dollars/Mexican peso	19.7	—	2.5	—	(0.1)	—

Interest Rate Contracts

Interest Rate Swaps:
- U.S. dollars	12.2	38.0	0.5	0.4	0.5	0.3

Total	455.0	329.6	11.9	5.0	(1.5)	2.8

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

Item 18 : Consolidated Financial Statements

24. FINANCIAL INSTRUMENTS (CONTINUED)

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor’s or A3 by Moody’s Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts		Interest Rate Contracts		Foreign Exchange Options		Total
$ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Term:
0 to 6 mths	0.4	0.5	—	—	3.9	2.1	4.3	2.6
6 to 12 mths	—	—	—	—	7.1	1.1	7.1	1.1
1 to 2 yrs	—	0.9	—	—	—	—	—	0.9
2 to 5 yrs	—	—	0.5	0.4	—	—	0.5	0.4

Total	0.4	1.4	0.5	0.4	11.0	3.2	11.9	5.0

(vi) Historical Rate Rollovers

It is the consolidated entity’s policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity’s deferred gains and (losses), both realised and unrealised, that are currently held on the balance sheet and the expected timing of recognition as revenue or expense:

	Interest Rate		Foreign Exchange
$ in millions	2006	2005	2006	2005
Realised Swaps Deferred
1 to 2 years	(0.2)	(0.3)	—	—
2 to 5 years	(3.0)	(3.6)	—	—

Unrealised Swaps Deferred
Less than 1 year	(0.5)	—	0.9	—

Item 18 : Consolidated Financial Statements

25. KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of remuneration

Directors of Ansell Limited

Details of the remuneration of all directors of Ansell Limited is set out in the following tables:

	Short-term Benefits			Post Employment Benefits	Share-based Payments	Total $
2006	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Superannuation Contributions $	Options and Performance Share Rights $
Non-executive
P L Barnes	206,879	—	—	18,707	—	225,586
G L L Barnes	77,715	—	—	—	—	77,715
R J S Bell	85,736	—	—	2,928	—	88,664
L D Crandall	98,145	—	—	8,833	—	106,978
H J Elliott	97,538	—	11,774	8,778	—	118,090
M J McConnell	32,827	—	—	2,954	—	35,781
E D Tweddell	21,484	—	—	1,934	—	23,418

Executive

D D Tough (CEO and Managing Director)	984,164	1,059,949	189,936	229,062	637,804	3,100,915

Total	1,604,488	1,059,949	201,710	273,196	637,804	3,777,147

	Short-term Benefits			Post Employment Benefits	Share-based Payments	Total $
2005	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Superannuation Contributions $	Options and Performance Share Rights $
Non-executive
P L Barnes	91,875	—	1,287	8,269	—	101,431
L D Crandall	82,500	—	17,690	7,425	—	107,615
H J Elliott	82,500	—		7,425	—	89,925
M J McConnell	82,500	—	16,034	7,425	—	105,959
E D Tweddell	234,375	—	1,044	21,094	—	256,513

Executive

D D Tough (CEO and Managing Director)	854,139	705,283	70,637	114,260	1,409,968	3,154,287

Total	1,427,889	705,283	106,692	165,898	1,409,968	3,815,730

Item 18 : Consolidated Financial Statements

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Details of remuneration (continued)

Other Key Management Personnel

Details of the remuneration of each of the Other Key Management Personnel of the consolidated entity are set out in the following tables:

	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments	Total $
2006	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $
P W Corke	332,906	214,854	58,925	71,861	—	199,427	877,973
W Heintz	532,222	233,649	61,092	150,718	—	219,561	1,197,242
R F Jilla	489,971	316,266	50,305	107,635	—	462,249	1,426,426
N R O’Donnell	212,000	91,201	33,967	42,400	—	126,855	506,423
W Reed	366,167	75,074	139,087	92,115	—	216,290	888,733
W G Reilly	352,688	227,746	37,459	75,655	—	199,427	892,975

Total	2,285,954	1,158,790	380,835	540,384	—	1,423,809	5,789,772

	Short-term Benefits			Post Employment Benefits	Termination Benefits	Share-based Payments	Total $
2005	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Superannuation Contributions $	$	Options and Performance Share Rights $
P W Corke	315,147	179,385	60,080	59,193	—	133,886	747,691
W Heintz	365,737	129,230	220,903	117,218	—	181,757	1,014,845
R F Jilla	442,181	261,603	35,593	94,540	—	403,242	1,237,159
N R O’Donnell	205,000	49,003	33,768	41,000	—	98,535	427,306
W Reed	348,074	126,380	161,811	83,260	—	176,855	896,380
W G Reilly	321,794	183,122	36,255	62,329	—	133,886	737,386
P Soszyn*	178,879	112,712	16,920	24,855	752,784	26,863	1,113,013

Total	2,176,812	1,041,435	565,330	482,395	752,784	1,155,024	6,173,780

*	P Soszyn ceased employment on 28 February 2005 and is included in the above table as he met the definition of one of the highest remunerated executives for the year under the Corporations Act. Mr Soszyn would not have met the definition of a key management person under AASB 124 Related Party Disclosures and as such is excluded from the comparative information in respect of other disclosures required by AASB 124.

Item 18 : Consolidated Financial Statements

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Equity Instruments

Options and Performance Share Rights (PSRs) granted as compensation

Equity grants made to Key Management Personnel

The number of PSRs granted to key management personnel as compensation is set out in the tables below. No grants of options were made.

2006	Number of PSRs granted during the year	Future financial years that grant may vest	Maximum total value of grant ($ per tranche) (1)
P W Corke	25,000	2007	81,913
		2008	80,330
		2009	78,757

W Heintz	25,000	2007	81,913
		2008	80,330
		2009	78,757

R F Jilla	55,000	2007	180,213
		2008	176,730
		2009	173,256

N R O’Donnell	15,000	2007	49,150
		2008	48,200
		2009	47,250

W Reed	25,000	2007	81,913
		2008	80,330
		2009	78,757

W G Reilly	25,000	2007	81,913
		2008	80,330
		2009	78,757

(1)	The values per PSR were calculated as $9.83, $9.64 and $9.45 for the tranches that may vest in 2007, 2008 and 2009 respectively.

2005	Number of PSRs granted during the year	Future financial years that grant may vest	Maximum total value of grant ($ per tranche) (2)
P W Corke	20,000	2006	50,928
		2007	49,936
		2008	48,936

W Heintz	25,000	2006	63,664
		2007	62,415
		2008	61,172

R F Jilla	50,000	2006	127,329
		2007	124,836
		2008	122,336

N R O’Donnell	20,000	2006	50,928
		2007	49,936
		2008	48,936

W Reed	25,000	2006	63,664
		2007	62,414
		2008	61,172

W G Reilly	20,000	2006	50,928
		2007	49,936
		2008	48,936

(2)	The values per PSR were calculated as $7.64, $7.49 and $7.34 for the tranches that may vest in 2006, 2007 and 2008 respectively.

Item 18 : Consolidated Financial Statements

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Equity Instruments (continued)

Options and Performance Share Rights (PSRs) granted as compensation (continued)

Movement in Options and PSRs on issue

The movement in the number of options and PSRs over ordinary shares of Ansell Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

						Vested at the date of this report
2006	Held at 1 July 2005	Granted during the year	Options exercised/ PSRs vested during the year	Options lapsed/ forfeited	Held at 30 June 2006	Options vested and exercisable/ PSRs vested(1)	Options not yet exercisable
Options
Director
D D Tough	525,000	—	—	52,642	472,358	122,358	129,833
Other Key Management Personnel
R F Jilla	300,000	—	60,000	—	240,000	240,000	—
PSRs
Director
D D Tough	150,000	—	34,959	—	115,041	40,491
Other Key Management Personnel
P W Corke	38,334	25,000	20,000	—	43,334	20,000
W Heintz	53,334	25,000	26,667	—	51,667	26,666
R F Jilla	83,334	55,000	33,333	—	105,001	51,667
N R O’Donnell	30,334	15,000	15,667	—	29,667	15,667
W Reed	51,667	25,000	26,666	—	50,001	25,000
W G Reilly	38,334	25,000	20,000	—	43,334	20,000

						Vested at the date of the 2005 financial report
2005	Held at 1 July 2004	Granted during the year	Options exercised/ PSRs vested during the year	Options lapsed/ forfeited	Held at 30 June 2005	Options vested and exercisable/ PSRs vested (1)	Options not yet exercisable
Options
Director
D D Tough	525,000	—	—	—	525,000	122,358	129,833
Other Key Management Personnel
R F Jilla	300,000	—	—	—	300,000	200,000	100,000
PSRs
Director
D D Tough	150,000	—	—	—	150,000	34,959
Other Key Management Personnel
P W Corke	31,667	20,000	13,333	—	38,334	20,000
W Heintz	46,667	25,000	18,333	—	53,334	26,667
R F Jilla	50,000	50,000	16,666	—	83,334	33,333
N R O’Donnell	30,000	12,000	11,666	—	30,334	15,667
W Reed	45,000	25,000	18,333	—	51,667	26,666
W G Reilly	31,667	20,000	13,333	—	38,334	20,000

(1)	PSRs that vest after 30 June result in the allocation of one fully paid ordinary share to the holder of each PSR that has vested. The date of testing of the performance condition and vesting of the PSRs for each of the years above was 22 August 2006 and 16 August 2005.

Item 18 : Consolidated Financial Statements

25. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Equity Instruments (continued)

Movements in shares

The movement in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each of the Key Management Personnel, including their personally-related entities during the 2006 financial year is as follows:

	Held at 1 July 2005	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2006
Directors
P L Barnes	12,639	1,906	—	—	14,545
G L L Barnes	—	5,658	—	—	5,658
R J S Bell	—	746	—	—	746
L D Crandall	8,963	899	—	—	9,862
H J Elliott	9,831	899	—	—	10,730
M J McConnell	5,354	960	—	6,314	—
D D Tough	20,000	—	34,959	11,641	43,318
E D Tweddell	16,664	—	—	16,664	—

Other Key Management Personnel
P W Corke	16,105	—	20,000	14,000	22,105
W Heintz	26,666	—	26,667	39,999	13,334
R F Jilla	22,666	60,000	33,333	60,000	55,999
N O’Donnell	5,833	—	15,667	13,667	7,833
W Reed	16,482	—	26,666	—	43,148
W G Reilly	14,913	—	20,000	—	34,913

The movement in the number of ordinary shares of Ansell Limited held directly, indirectly or beneficially, by each of the Key Management Personnel, including their personally-related entities during the 2005 financial year is as follows:

	Held at 1 July 2004	Purchases (a)	Received on vesting of PSRs	Sales	Held at 30 June 2005
Directors
P L Barnes	11,685	954	—	—	12,639
L D Crandall	8,108	855	—	—	8,963
H J Elliott	8,976	855	—	—	9,831
S P Gold (alternate to M J McConnell)	16,444,079	—	—	16,444,079	0
M J McConnell	26,406	5,678	—	26,730	5,354
D D Tough	—	20,000	—	—	20,000
E D Tweddell	34,220	2,444	—	20,000	16,664

Other Key Management Personnel
P W Corke	8,333	—	13,333	5,561	16,105
W Heintz	8,333	—	18,333	—	26,666
R F Jilla	6,000	—	16,666	—	22,666
N R O’Donnell	5,000	—	11,666	10,833	5,833
W Reed	3,602	—	18,333	5,453	16,482
W G Reilly	5,545	—	13,333	3,965	14,913

(a)	Includes shares purchased on market pursuant to the Non-executive Directors’ Share Plan.

Service Agreements

The Company has no service agreements with the Non-executive Directors. Refer to Section 2D of the Remuneration Report for details of service agreements with the Managing Director and other Key Management Personnel.

Other Transactions with specified directors and specified executives

From time to time, Key Management Personnel of the Company or its subsidiaries, or their personally-related entities, may purchase goods from the consolidated entity. These purchases are on terms and conditions no more favourable than those entered into by unrelated customers and are trivial or domestic in nature.

Item 18 : Consolidated Financial Statements

26. NOTES TO THE INDUSTRY AND REGIONAL SEGMENTS REPORT

(a) Corporate Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix pacing leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - $206.8 million (2005 - $196.8 million) and Americas - $218.5 million (2005 - $219.9 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

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

Europe, Middle East and Africa - principally a sales region with one manufacturing facility in the UK.

Sales revenue in Australia during 2006 was $111.5 million (2005 - $109.5 million). The only material foreign country in terms of sales revenue is United States of America with revenue of $421.2 million in 2006 (2005 - $411.4 million).

	2006 $m	2005 $m
(f) Segment Capital Expenditure
Occupational Healthcare	6.8	5.1
Professional Healthcare	7.8	6.0
Consumer Healthcare	1.9	3.0

(g) Region Capital Expenditure
Asia Pacific	10.6	8.3
Americas	4.7	4.6
Europe	1.2	1.2

(h) Segment Depreciation
Occupational Healthcare	10.2	9.1
Professional Healthcare	10.7	11.1
Consumer Healthcare	4.3	4.2

(i) Segment Other Non Cash Expenses
Occupational Healthcare	10.5	11.3
Professional Healthcare	4.8	2.7
Consumer Healthcare	0.7	1.3

Item 18 : Consolidated Financial Statements

27. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of Net Cash Provided by Operating Activities to Net Profit

$ in millions	Consolidated
	2006	2005
Net profit	118.7	56.2

Add/(less) non-cash items:
Depreciation	23.9	23.4
Amortisation	1.5	1.4
Impairment - trade debtors	0.9	(0.1)
Impairment of investment in SPT partnership	4.7	80.0
Share-based payments expense	4.9	4.6

Add/(less) items classified as investing/financing activities:
Interest received	(14.0)	(8.5)
Interest and financing costs paid	19.8	23.3
Loss on sale of investments, property, plant and equipment	0.1	0.1

Net cash provided by operating activities before change in assets and liabilities	160.5	180.4

Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Increase)/Decrease in trade and other receivables	(9.8)	10.0
(Increase)/Decrease in inventories	(26.9)	28.5
Decrease/(Increase) in other assets	(2.8)	(0.5)
Increase/(Decrease) in trade and other payables	8.7	(32.8)
(Decrease)/Increase in provisions	2.5	2.0
(Decrease)/Increase in retirement benefit obligations	(4.0)	(1.8)
Increase/(Decrease) in provision for deferred income tax	7.2	(5.0)
(Increase)/Decrease in future income tax benefit	(16.8)	(12.8)
(Decrease)/Increase in provision for income tax	0.1	3.1
Other non-cash items (including foreign currency impact)	13.0	(18.3)

Net cash provided by operating activities	131.7	152.8

(b) Components of Cash and Cash Equivalents

For the purposes of the Cash Flow Statements, cash and cash equivalents includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents, at the end of the financial year, as shown in the Cash Flow Statements, comprise:

$ in millions	Note	Consolidated
		2006	2005
Cash on hand	8	0.3	0.2
Cash at bank	8	75.1	69.2
Short-term deposits	8	236.0	149.5
Restricted deposits	8	6.6	8.4
Bank overdrafts	17	(15.0)	(1.4)

		303.0	225.9

Item 18 : Consolidated Financial Statements

28. ACQUISITION OF SUBSIDIARIES

On 30 March 2006, the consolidated entity acquired 75% of the shares of Wuhan Jissbon Sanitary Products Company Ltd., a leading Chinese condom marketer for US$18.5 million (A$25.1 million) cash. In the three months to 30 June 2006 the subsidiary contributed $1.1 million to consolidated net profit. The impact on the results of the consolidated entity had the subsidiary been acquired at the beginning of the financial year has not been calculated as the subsidiary was accounted for under the Enterprise Accounting System of the People’s Republic of China (PRC GAAP) up to the date of acquisition and it was not practical to restate its Chinese GAAP results to AIFRS for the period 1 July 2005 to 30 March 2006.

The fair value of the identifiable assets and liabilities of Wuhan Jissbon Sanitary Products Company Ltd. as at the date of acquisition are:

	Acquiree’s carrying value $m	Fair Value Adjustments* $m	Acquired values $m
Property, plant and equipment	0.3		0.3
Intangible assets	0.2	(0.2)	—
Cash	1.1		1.1
Trade and other receivables	16.8		16.8
Inventories	2.8	(1.0)	1.8
Other assets	0.2		0.2
Interest bearing liabilities	(7.0)		(7.0)
Trade and other payables	(4.2)		(4.2)
Provision for income tax	(0.5)		(0.5)

Net identifiable assets	9.7	(1.2)	8.5
Minority interest	(2.4)		(2.4)

Net identifiable assets acquired	7.3	(1.2)	6.1

Goodwill on acquisition			19.0

Consideration paid in cash			25.1

Outflow of cash
Cash consideration			25.1
Less: Cash acquired			1.1

			24.0

*	An independent valuer has been appointed to value the brand names and other identifiable intangible assets of the acquired entity. This exercise, along with assigning final fair values to tangible assets and liabilities, had not been completed as at the date of this report and any further adjustments that may be necessary will be made in the report for the year ended 30 June 2007.

29. DISPOSAL OF SUBSIDIARIES

	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $m	Net Tangible Assets Disposed $m	Profit on Disposal* $m
Pacific Dunlop Tyres Pty Ltd	25 January 2006	100	46.0	—	46.0

*	The profit on the disposal of Pacific Dunlop Tyres Pty. Ltd. was reported in the accounts of the Company and was eliminated in full in the accounts of the consolidated entity.

Item 18 : Consolidated Financial Statements

30. RELATED PARTY DISCLOSURES

(a) Subsidiaries

Ansell Limited is the parent entity of all entities detailed in Note 32 and from time to time has dealings on normal commercial terms and conditions with those entities, the effects of which are eliminated in the consolidated financial statements.

Refer to the following Notes for additional information:

Note 2 Total Revenue - Dividends and interest received or receivable from subsidiaries

Note 9 Trade and Other Receivables - Amounts owing by subsidiaries

Note 12 Other Financial Assets - Investments in subsidiaries

Note 16 Trade and Other Payables - Amounts owing to subsidiaries

(b) Key management personnel

Disclosures relating to key management personnel are set out in Note 25.

(c) Other Related Company

Effective 25 January 2006, the consolidated entity disposed of its interest in South Pacific Tyres N.Z. Ltd. Up until the date of disposal, the consolidated entity received royalties from South Pacific Tyres N.Z. Ltd. as detailed below:

	Consolidated
$ in millions	2006	2005
Royalty revenue
South Pacific Tyres N.Z. Ltd.	0.4	0.6

(d) Partnership

Effective 28 January 2006, the consolidated entity disposed of its share of the South Pacific Tyres partnership. Up until the date of disposal the consolidated entity conducted financial transactions with South Pacific Tyres on normal commercial terms and conditions being:

	Consolidated
$ in millions	2006	2005
Other revenue
South Pacific Tyres	2.4	4.0

Aggregate current amounts receivable (a)
South Pacific Tyres	—	0.6

Aggregate non-current amounts receivable
South Pacific Tyres (a)	—	66.2

(a)	Amount included within Other Amounts Receivable (Note 9)

Loans

The consolidated entity had a loan to the South Pacific Tyres partnership which was repaid immediately prior to the sale of the consolidated entity’s share of the partnership.

Interest was charged at the 90 day bank bill rate plus a margin of 0.6% per annum.

Interest brought to account in relation to this loan during the year:

Consolidated
$ in millions	2006
Interest revenue	2.4

In addition, under the partnership agreement, South Pacific Tyres leased certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.1 million (2005 - $0.2 million) were made by South Pacific Tyres to the consolidated entity up to the date of sale. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

Item 18 : Consolidated Financial Statements

31. EARNINGS PER SHARE

	Consolidated
$ in millions	2006	2005
Earnings reconciliation
Net profit	118.7	56.2
Net profit attributable to minority interests	2.6	1.8

Basic earnings	116.1	54.4
Diluted earnings	116.1	54.4
Weighted average number of ordinary shares used as the denominator
Number of ordinary shares for basic earnings per share	158.3	167.5
Effect of partly paid Executive Plan shares, options and PSR’s	1.5	1.6

Number of ordinary shares for diluted earnings per share	159.8	169.1

Partly paid Executive Plan shares, options and PSR’s have been included in diluted earnings per share in accordance with accounting standards.

Conversion, Call, Subscription or issue after 30 June 2006

Refer to Note 4 Issued Capital for further information.

Item 18 : Consolidated Financial Statements

32. PARTICULARS RELATING TO SUBSIDIARIES

	Country of Incorporation	Beneficial Interest
		2006%	2005%
Ansell Limited	Australia
Ansell Healthcare Japan Co. Ltd.	*Japan	100	100
Ativ Pac Pty. Ltd.	Australia	100	100
BNG Battery Technologies Pty. Ltd.	Australia	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100
Dexboy International Pty. Ltd.	Australia	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100
FGDP Pty. Ltd.	Australia	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100
N Harvesters Pty. Ltd.	Australia	100	100
PSL Industries Pty. Ltd.	Australia	100	100
International Better Brands Pty Ltd	Australia	100	100
Licknib Pty. Ltd.	Australia	100	100
Nucleus Ltd.	Australia	100	100
Lifetec Project Pty. Ltd.	Australia	100	100
Medical TPLC Pty. Ltd.	Australia	100	100
N&T Pty. Ltd.	Australia	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100
THLD Ltd.	Australia	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100
TPLC Pty. Ltd.	Australia	100	100
Societe de Management Financier S.A.	*France	100	100
Olympic General Products Pty. Ltd.	Australia	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100
Pacific Distribution Properties Pty. Ltd.	Australia	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100
Ansell (Shanghai) Commercial and Trading Co. Ltd.	*China	100	—
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100
P.D. International Pty. Ltd.	Australia	100	100
Ansell Canada Inc.	*Canada	100	100
Llesna Healthcare Pty. Ltd.	Australia	100	100
CE Gloves (India) Limited (formerly Ansell Kemwell Ltd)	*India	(a)100	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	100
Corrvas Insurance (Singapore) Pte. Ltd.	*Singapore	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100
Ansell Brazil LTDA	*Brazil	100	100
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100
Ansell Healthcare Products LLC.	*USA	100	100
Ansell Protective Products Inc.	*USA	100	100
Pacific Chloride Inc.	*USA	100	100
Pacific Dunlop Holdings Inc.	*USA	100	100
Pacific Dunlop USA Inc.	*USA	100	100
TPLC Holdings Inc.	*USA	100	100
Accufix Research Institute Inc.	*USA	100	100
TPLC S.A.	*France	100	100

Item 18 : Consolidated Financial Statements

32. PARTICULARS RELATING TO SUBSIDIARIES (CONTINUED)

		Beneficial Interest
	Country of Incorporation	2006%	2005%
Cotac Corporation	*USA	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100
Pacific Dunlop Holdings (Europe) Ltd.	*U.K.	100	100
Ansell Healthcare Europe N.V.	*Belgium	100	100
Ansell GmbH	*Germany	100	100
Ansell Italy Srl	* Italy	100	100
Ansell S.A.	*France	100	100
Ansell Spain SL (Sociedad de Responsabilidad Limitada)	*Spain	100	100
Ansell UK Limited	*U.K.	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100
JK Ansell Ltd.	*India	(b)50	(b)50
Ansell Services (Asia) Sdn. Bhd.	*Malaysia	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100
PDOCB Pty. Ltd.	Australia	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100
Suretex Ltd.	*Thailand	100	100
Latex Investments Ltd.	Mauritius	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100
STX Prophylactics S.A .(Pty.) Ltd.	*Sth Africa	100	100
Wuhan Jissbon Sanitary Products Company Ltd.	*China	(c)75	—
Dongguan Junwen Trading Co. Ltd.	*China	(d)90	—
Guangzhou Kangwei Trading Co. Ltd.	*China	(d)90	—
PD Licensing Pty. Ltd.	Australia	100	100
PD Shared Services Pty. Ltd.	Australia	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	100
Siteprints Pty. Ltd.	Australia	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100
Textile Industrial Design & Engineering Pty. Ltd.	Australia	100	100
The Distribution Group Holdings Pty. Ltd.	Australia	100	100
The Distribution Group Pty. Ltd.	Australia	(e)100	(e)100
Nwodhsa Enterprises (Wholesale) Pty. Ltd.	Australia	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100
The Distribution Trust	Australia	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100
Xelo Pty. Ltd.	Australia	100	100
Xelo Sacof Pty. Ltd.	Australia	100	100

Subsidiary Sold in Year Ended 30 June 2006
Pacific Dunlop Tyres Pty. Ltd.	Australia		100

Subsidiary in Voluntary Liquidation at 30 June 2006
TPLC Medizinprodukte GmbH.	*Germany	100	100

*	Subsidiaries incorporated outside Australia carry on business in those countries.
(a)	Owned 74.9% by P.D. International Pty. Ltd. and 25.1% by Suretex Prophylactics (India) Ltd.
(b)	Ansell Healthcare has day-to-day management control of this entity.
(c)	Owned 34.2% by P.D. International Pty. Ltd. and 40.8% by Pacific Dunlop Holdings (China) Co. Ltd.
(d)	Owned 90% by Wuhan Jissbon Sanitary Products Company Ltd.
(e)	The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

Item 18 : Consolidated Financial Statements

33. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

As stated in note 1, these are the consolidated entity’s first consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRSs.

In preparing its opening AIFRS balance sheet at 1 July 2004 and comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (previous AGAAP) with the exception of comparative information in respect of AASB 132 and AASB 139.

Details of the impact of adopting AIFRS on the consolidated entity’s income statement and balance sheet is set out in the following tables and the notes that accompany the tables. There was no material impact on previously reported cash flow information as a result of the adoption of AIFRS.

Impact on the Income Statement for the year ended 30 June 2005

	Note	Previous AGAAP $m	Consolidated Transition Impact $m	AIFRS $m
Revenue
Total revenue	(g)	1,094.8	(1.4)	1,093.4

Expenses
Cost of goods sold		650.1		650.1
Selling, distribution and	(a) (b) (d)	308.0	(23.0)	285.0
administration	(g)
Other		80.0		80.0

Total expenses, excluding financing costs		1,038.1	(23.0)	1,015.1
Financing costs		21.9		21.9

Profit before income tax expense		34.8	21.6	56.4
Income tax	(f)	21.7	(21.5)	0.2

Net profit		13.1	43.1	56.2
Minority interests in net profit		1.8		1.8

Net profit attributable to Ansell Limited shareholders		11.3	43.1	54.4

Item 18 : Consolidated Financial Statements

33. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Impact on the Balance Sheet of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

	Note	Previous AGAAP $m	1 July 2004 Transition Impact $m	Consolidated		30 June 2005 Transition Impact $m	AIFRS $m
				AIFRS $m	Previous AGAAP $m
Current Assets
Cash on hand		0.9		0.9	0.2		0.2
Cash at bank and on deposit		306.9		306.9	218.7		218.7
Cash assets - restricted deposits		10.3		10.3	8.4		8.4
Trade and other receivables		228.7		228.7	214.1		214.1
Inventories		185.8		185.8	157.3		157.3
Other		16.4	(1.6)	14.8	14.4	(1.2)	13.2

Total Current Assets		749.0	(1.6)	747.4	613.1	(1.2)	611.9

Non-Current Assets
Trade and other receivables		63.6		63.6	68.3		68.3
Other financial assets		141.4		141.4	59.0		59.0
Property, plant and equipment		227.8		227.8	195.4		195.4
Intangible assets	(d) (e)	293.4		293.4	246.2	22.6	268.8
Deferred tax assets	(f)	24.2	0.9	25.1	15.1	22.8	37.9
Other	(e)	—		—	2.1	(2.1)	—

Total Non-Current Assets		750.4	0.9	751.3	586.1	43.3	629.4

Total Assets		1,499.4	(0.7)	1,498.7	1,199.2	42.1	1,241.3

Current Liabilities
Trade and other payables	(b)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities		190.2		190.2	34.3		34.3
Provisions		47.4		47.4	48.7		48.7
Current tax liabilities		7.2		7.2	10.3		10.3

Total Current Liabilities		404.2	—	404.2	226.1	(3.7)	222.4

Non-Current Liabilities
Trade and other payables		3.3		3.3	0.8		0.8
Interest bearing liabilities		236.0		236.0	331.0		331.0
Provisions		23.9	(4.4)	19.5	23.7	(3.5)	20.2
Retirement benefit obligations	(a)	—	20.0	20.0	—	25.2	25.2
Deferred tax liabilities	(f)	20.2	3.1	23.3	14.8	3.5	18.3

Total Non-Current Liabilities		283.4	18.7	302.1	370.3	25.2	395.5

Total Liabilities		687.6	18.7	706.3	596.4	21.5	617.9

Net Assets		811.8	(19.4)	792.4	602.8	20.6	623.4

Equity
Issued capital		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b) (c)	(275.6)	280.7	5.1	(296.6)	261.9	(34.7)
Accumulated losses	(a) (b) (c) (d) (f)	(306.7)	(300.1)	(606.8)	(342.5)	(241.3)	(583.8)

Total equity attributable to Ansell Limited shareholders		801.6	(19.4)	782.2	593.7	20.6	614.3
Minority interests		10.2		10.2	9.1		9.1

Total Equity		811.8	(19.4)	792.4	602.8	20.6	623.4

Item 18 : Consolidated Financial Statements

33. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Notes to the Income Statement and Balance Sheet tables

(a) Defined benefit superannuation plans/post retirement health benefits

AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation plans. The AASB 1 election to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses was adopted as was the option available as a result of the early adoption of AASB 119 Employee Benefits to record all subsequent actuarial gains or losses directly in accumulated losses.

In prior years certain US subsidiaries had recorded liabilities in respect of commitments under defined benefit superannuation plans and post retirement health benefit schemes. In addition amounts had been remitted to the superannuation plans in excess of required contributions and included within prepayments. Adjustments were required to restate these balances.

The effect of this on the consolidated entity is to:

•	increase retirement benefit obligations by $20.0 million at 1 July 2004 and by $25.2 million at 30 June 2005;

•	decrease non-current provisions by $4.4 million at 1 July 2004 and by $3.5 million at 30 June 2005;

•	decrease current other assets by $1.6 million at 1 July 2004 and by $1.2 million at 30 June 2005; and

•	increase accumulated losses by $17.2 million at 1 July 2004, decrease expenses by $2.0 million and increase accumulated losses by actuarial losses of $7.7 million for the year 30 June 2005.

(b) Share-based payments

Options and/or Performance Share Rights (PSRs) are granted to executives under the Ansell Limited Stock Incentive Plan. Under previous AGAAP no expense was required to be recognised for options/PSRs issued to employees however the consolidated entity had previously recorded a charge to the profit and loss based on the expected vesting of PSRs with the accrual for the previous year of $3.7 million being recorded within current payables. AIFRS requires the recognition of an expense for the fair value of both options and PSRs with a corresponding increase in a share-based payments reserve. The consolidated entity has applied AIFRS to all options/PSRs granted but had not vested at 1 July 2004.

The effect of this on the consolidated entity is to:

•	decrease current payables by $3.7 million at 30 June 2005;

•	increase the share-based payments reserve by $1.1 million at 1 July 2004 and by $5.7 million at 30 June 2005; and

•	increase accumulated losses by $1.1 million at 1 July 2004 and increase expenses by $0.9 million for the year ended 30 June 2005.

(c) Foreign Currency

The consolidated entity elected to apply the exemption in AASB 1 resulting in the cumulative balance of the foreign currency translation reserve being deemed to be zero as at the date of transition to AIFRS. This had the effect of resetting the debit balance in the foreign currency translation reserve of $279.6 million at 1 July 2004 to zero and increasing accumulated losses by this amount. At 30 June 2005 the foreign currency translation reserve was increased by $256.2 million and accumulated losses increased by $256.2 million. There was no impact on reported profit for the year ended 30 June 2005.

(d) Business Combinations

The consolidated entity has elected not to apply AASB 3 Business Combinations retrospectively. Under AASB 3 goodwill amortisation is prohibited and replaced by impairment testing. Goodwill was amortised under previous AGAAP. The effect is to reduce goodwill amortisation by $20.5 million for the year ended 30 June 2005 and to increase the carrying value of goodwill by $20.5 million as at 30 June 2005.

(e) Intangible Assets

Under previous AGAAP capitalised development costs net of provision for amortisation were included on the balance sheet under the classification Non-current assets - other. Under AASB 138 Intangible Assets, capitalised development costs are disclosed within Intangible Assets. The effect of this is on the consolidated entity is to reduce Non-current assets - other by $2.1 million and increase Intangible Assets by $2.1 million as at 30 June 2005.

Item 18 : Consolidated Financial Statements

33. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

(f) Income Tax

Under previous AGAAP a deferred tax asset for accumulated tax losses was only recognised when it was virtually certain that such losses would be recouped. Under AIFRS a deferred tax asset is recognised in respect of accumulated tax losses when it is probable that such losses will be recouped. Management has reassessed the potential recovery of tax losses and has considered, among other things, the fact that the Group’s US operations had generated taxable income in the three years to 30 June 2005 and expect to continue to generate taxable income in the foreseeable future. Available projections for the foreseeable future indicate that a portion of available US revenue losses will probably be recouped, and as such a deferred tax asset in respect of such losses has been recognised at 30 June 2005.

In addition the tax status of subsidiaries in other countries was also reviewed and it was deemed necessary to book additional deferred tax assets and deferred tax liabilities under the stricter requirements of AIFRS.

The effect of this on the consolidated entity is to:

•	increase deferred tax assets by $0.9 million at 1 July 2004 and $22.8 million at 30 June 2005;

•	increase deferred tax liabilities by $3.1 million at 1 July 2004 and $3.5 million at 30 June 2005; and

•	increase accumulated losses by $2.2 million at 1 July 2004 and decrease income tax by $21.5 million for the year ended 30 June 2005.

(g) Revenue

Under previous AGAAP proceeds from the disposal of property, plant and equipment and other investments were disclosed as part of revenue in the income statement. Under AIFRS the gain or loss on such disposals is recognised on a net basis as income or an expense rather than recognising the consideration received as revenue. The effect of this on the consolidated entity is to reduce revenue and expenses by $1.4 million for the year ended 30 June 2005.

(h) Impact on Total Equity reported under previous AGAAP

The effect of the above adjustments on total equity is as follows:

		Consolidated
	Note	1 July 2004 $m	30 June 2005 $m
Total equity under previous AGAAP		811.8	602.8
Adjustment to accumulated losses
Defined benefit superannuation plans	(a)	(17.2)	(22.9)
Share-based payments	(b)	(1.1)	(2.0)
Transfer from foreign currency translation reserve	(c)	(279.6)	(256.2)
Business combinations	(d)	—	20.5
Income tax	(f)	(2.2)	19.3
Adjustments to reserves
Share-based payments	(b)	1.1	5.7
Transfer from foreign currency translation reserve	(c)	279.6	256.2

Total equity under AIFRS		792.4	623.4

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AIFRS AND US GAAP

Australian generally accepted accounting principles, being Australian equivalents to International Financial Reporting Standards (AIFRS) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders’ equity as at 30 June 2006 and 2005 and net profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the two year period ended 30 June 2006, to the extent quantified below. A description of the material differences between AIFRS, as followed by Ansell Limited, and US GAAP are as follows:

(a) Property, Plant and Equipment

Certain property, plant and equipment has been revalued by Ansell Limited at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. Under US GAAP such revaluations are not permitted. Accordingly, these adjustments eliminate this effect. The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for AIFRS are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and revaluation reserves applicable to assets sold are excluded from the calculation of gain or loss on disposal, and are subject to elimination in the reconciliation of AIFRS carrying values to those reported under US GAAP. As at 30 June 2005 the balance of the Asset Revaluation Reserve under AIFRS had been eliminated and as such no adjustments will be required under US GAAP from 1 July 2005.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 superseded SFAS No. 121 and was adopted by the Group effective 1 July 2002. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset lees estimated costs to sell. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed. No impairment charges have been necessary in fiscal years 2005 or 2006 as a result of applying SFAS No. 144.

(b) Minority Interests

Minority interests are included as part of total Shareholders’ Equity under AIFRS. The reconciliation to US GAAP in Note 35 has excluded these from Shareholders’ Equity consistent with US GAAP treatment.

(c) Employee Loans

Loans granted to employees in respect of the Employee Share Plan are classified as a reduction of Shareholders’ Equity for US GAAP purposes. Such loans are classified as an asset under AIFRS.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(d) Pension Plans

The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the defined benefit funds and the material fund aspects are as detailed in Note 19. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation plans. An election was available upon the transition to AIFRS to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses and this was adopted as was the option available as a result of the early adoption of AASB 119 Employee Benefits to record all subsequent actuarial gains or losses directly in accumulated losses.

The disclosure requirements of Statement of Financial Accounting Standards No. 87 (SFAS No. 87) and No. 132 (SFAS No. 132 as revised) have been included in Note 35 to these consolidated financial statements. The Group reports pension plans aggregated where allowed by SFAS No.87. Additionally, an adjustment is made to recognise the different measurement principles of SFAS No. 87 and related standards in determining net income and shareholders’ equity under US GAAP as compared to the calculations of these amounts under AIFRS.

(e) Statement of Cash Flows

Profit from operations determined under AIFRS differs in certain respects from the amount determined in accordance with US GAAP. A reconciliation of US GAAP profits to Cash Flows from operations is provided.

Under AIFRS, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts or restricted deposits. Cash and cash equivalents as of 30 June, 2006 and 2005 would have been $311.4 million and $218.9 million respectively, under US GAAP.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(f) Income Taxes

Under AIFRS, deferred tax assets are only brought to account to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. This is comparable to US GAAP under which all deferred tax assets are recognised, net of a valuation allowance, to the extent the likelihood of realising the tax benefit is more likely than not. The valuation allowance is determined after considering all available evidence both positive and negative and is regularly assessed. Refer to Notes 15 and 20 for disclosures in respect of deferred tax balances.

All deferred tax balances brought to account at 30 June 2006 relate to entities operating in foreign tax jurisdictions.

None of the deferred tax assets relate to amounts which, if realised, would impact the carrying values of goodwill or any other intangible assets.

Inclusive of the $54.7 million (2005 $37.9 million) set out in Note 15 to the consolidated financial statements, the total deferred tax assets amounting to $522.6 million (June 2005 $690.7 million) are offset by valuation allowances of $467.9 million as at 30 June 2006 (June 2005 $652.8 million) and total deferred tax liabilities amount to $25.5 million (June 2005 $18.3 million).

The decrease in the tax effect of unrecognised tax losses during the year of $184.9 million (decrease of $100.5 million during the year ended 30 June 2005) was primarily due to the utilization/expiration of capital losses and the recoupment of revenue losses in the USA and Australia.

Analysis of Pre Tax Profit/(Loss)

	2006 A$m	2005 A$m
Australian Operations	7.6	(85.5)
Foreign Operations	119.0	141.9

Total Group	126.6	56.4

Total tax expense for 2006 and 2005 was comprised of foreign tax expense (of which ($11.5) million is deferred, 2005 – ($19.2) million), as the Australian operations are in a significant tax loss position.

Notwithstanding the level of accumulated losses in certain jurisdictions, the Group has unremitted profits arising from operating activities which are held in foreign tax jurisdictions. As a result of Australian tax legislation, in particular tax treaties with countries in which the Group operates, the amount of tax payable in the event that all of these profits do not remain permanently reinvested in those jurisdictions and are distributed by way of dividend would not be material.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

(g) Accounting for Goodwill

Shares in controlled entities are recorded on acquisition at the holding company’s cost. Any difference between the fair value of net assets acquired and cost is recognised as goodwill. Under AIFRS, goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that its carrying value may be impaired. This is consistent with the requirements of SFAS No. 142, “Goodwill and Intangible Assets” which was adopted by the Group effective 1 July 2002.

For US GAAP purposes no goodwill amortisation has been charged against income since 1 July 2002, the effective date of SFAS No 142 however goodwill amortisation did not cease under AIFRS until 1 July 2004.

In 1989 and prior years goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated.

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

Accordingly, the Group has allocated to, and conducts impairment testing of, goodwill and brand names semi-annually based on the three business units, which are considered to be the cash generating units and the same as the Company’s business segments. Any material diminution in value is charged to the Income Statement under AIFRS and US GAAP.

Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale.

(h) Brand names

Brand names acquired since 1 July 1990, are recorded in the accounts at cost based on independent valuation. No amortisation has been charged on these assets as no event has occurred to cause a reduction in the values or limit their useful lives.

For US GAAP purposes and for purposes of this reconciliation, brand names were, effective 1 July 1994 amortised over a period of 40 years using the straight line method. Upon the adoption of SFAS No. 142 effective 1 July 2002, such amortisation ceased for US GAAP purposes as indefinite useful lives have been assigned to brand names. The carrying value of brand names is reviewed semi annually and any material diminution in value is charged to the Income Statement under AIFRS and US GAAP.

Brand names attributable to sold businesses are brought to account in determining the gain or loss on sale.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

(i) Derivatives not designated as hedges

In prior years certain derivatives that were treated as effective hedges under AGAAP and the revaluations deferred on the balance sheet did not qualify for hedge accounting under US GAAP and were therefore taken through the income statement in the respective year. On transition to AIFRS in 1 July 2005 these derivatives were recorded as effective hedges with the cumulative gain recorded in the hedge reserve. Subsequent to 1 July 2005 these derivatives matured and under AIFRS the cumulative revaluations were taken to the income statement. Under US GAAP, such differences had already been taken to the income statement and the cumulative adjustment therefore needed to be reversed to offset the AIFRS treatment.

Derivatives taken out since 1 July 2005 qualify for hedge accounting under both AIFRS and US GAAP therefore no US GAAP adjustment is required at 30 June 2006.

(j) Derivative Instruments and Hedging Activities

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

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

(j) Derivative Instruments and Hedging Activities (cont.)

Under AIFRS, derivative financial instruments may have hedge accounting treatment applied if the hedging derivatives are effective in reducing the exposure being hedged and are designated as a hedge at the inception of the contract. Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items as disclosed in Note 1 to the consolidated financial statements.

The FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, which became effective for Ansell Limited on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the Balance Sheet at their fair values.

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

Under US GAAP, all derivatives are recognised on the Balance Sheet at their fair value. On the date the derivative is entered into, Ansell Limited designates all qualifying derivatives as cash flow hedges.

Ansell Limited is exposed to interest rate risk and foreign exchange risk associated with underlying assets and liabilities. To hedge these exposures, which relate primarily to long term borrowings in United States Dollars and to assets held by self sustaining foreign affiliates, Ansell Limited uses derivative financial instruments to mitigate or eliminate those risks. Under AIFRS gains or losses on cash flow hedges deemed to be effective are deferred in equity within the Hedging Reserve. Under US GAAP such gains or losses are recorded within OCI. Gains or losses on ineffective hedges (or portions thereof) are recognised in earnings under both AIFRS and US GAAP.

At 30 June 2005 a US GAAP adjustment was booked to record the cumulative changes in certain fair value hedges, deemed to be ineffective for US GAAP purposes, in income. Such changes were included on the balance sheet under AIFRS prior to 1 July 2005. During the current year these fair value hedges were closed out and recognised in income under AIFRS. As a result the cumulative US GAAP adjustment amounting to $1.2 million at 30 June 2005 was adjusted against US GAAP income for the period.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Continued)

(j) Derivative Instruments and Hedging Activities (continued)

Hedges of future cash flows (cash flow hedges)

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges which will be reclassified to earnings when the forecasted transaction affects earnings. During the next 12 month period ending 30 June 2007, the amount expected to be reclassified to earnings is not expected to be material. At 30 June 2006, the maximum term of cash flow hedges that hedge forecasted transactions was 46 months.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

$ millions
Opening balance of accumulated net gain on cash flow hedges	6.8
Net loss on cash flow hedges - recognised in OCI – net of nil tax	(4.0)
Add reclassification adjustments to earnings	—

Closing balance of accumulated net gain/(loss) on cash flow hedges	2.8

Under AIFRS a portion of the values included within OCI reside within the Hedging Reserve. The balance of the Hedging Reserve has been reversed for US GAAP purposes and reinstated within OCI.

The balance of OCI representing the net gain or loss on cash flow hedges sold or terminated for which hedge accounting (as applied for US GAAP purposes only) has been discontinued are included within current liabilities on the balance sheet under AIFRS and are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. Such amounts are reclassified to OCI for US GAAP.

(k) Investments

Accounting for the Investment in South Pacific Tyres (SPT)

Effective 25 January 2006 the Group’s investment in SPT was disposed of. The Group discontinued equity accounting its investment in SPT from 1 July 2001 in its accounts prepared under previous AGAAP/AIFRS however equity accounting continued to be applied up to the date of sale for US GAAP purposes.

The cumulative effect of equity accounting up to the date of sale resulted in the book value of the investment in SPT under US GAAP being higher than the carrying value under AIFRS (after consideration of write-downs in the current and previous years) resulting in a loss on sale of the investment for US GAAP purposes of $4.2 million.

Item 18 : Consolidated Financial Statements

34. MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (CONTINUED)

(l) Revenue Recognition

Under AIFRS, interest income is recorded as other revenue from ordinary activities whereas under US GAAP, interest income is classified as other income.

(m) Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which was adopted by the Company effective 1 July 2002. The Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The adoption of SFAS No. 143 resulted in the recognition of a net retirement obligation of $0.3 million as at 1 July 2002. A charge of $0.1 million per annum was recorded during 2005 and 2006 reflecting the amortisation of the related asset.

(n) Development Costs

Effective 1 July 2004, the Company changed its accounting policy in respect of development costs whereby development expenditure on new products or substantially improved existing products is capitalized when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the products commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met such costs are written off. Previously all development costs were written off in the period in which they were incurred.

SFAS 2 “Accounting for Research and Development Costs” requires research and development expenditure to be expensed as incurred. As such the written down value of capitalised development costs is expensed for US GAAP purposes.

(o) Employee Compensation Costs

The Company adopted the fair value recognition provisions of AASB 2 ‘Share-based Payments’ with effect from 1 July 2005, including the retrospective restatement of comparative periods. In accordance with elections made under the transition provisions, AASB 2 is only applied to share awards granted after 7 November 2002 and remaining unvested at 1 January 2005. Equity settled entitlements granted prior to 8 November 2002, continue to be accounted for under previous AGAAP. Under previous AGAAP, the fair value of Performance Share Rights (PSRs) was amortised over the vesting period. No charge was recorded in respect of Options issued. Under US GAAP, the Group has applied the fair value recognition provisions of SFAS No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123) since 1 July 2002. As a result, the provisions of SFAS 123 have been applied to all awards granted after 1 July 1995. In the current period, the Group adopted SFAS No. 123 (revised 2004) ‘Accounting for Stock-Based Compensation’ (SFAS 123R) on a ‘modified retrospective basis’. However, as the Group has fully applied the fair value recognition provisions of SFAS 123 and retrospectively restated comparative periods under AIFRS, there are no additional adjustments required in the current period.

(p) Recent Changes in US GAAP

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analysed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after 15 September 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Group does not expect the adoption of SFAS 155 to have a material impact on its financial position or results of operations

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Under SFAS 156 all separately recognised servicing assets and servicing liabilities are to be reported at fair value at initial measurement, if that is practicable. Subsequent measurements may be made under either an amortisation method or a fair value measurement method. Fair values will have to be measured at each reporting date, with changes reported in the period in which they occur. SFAS is effective for fiscal years beginning after 15 September, 2006. The Group does not expect the adoption of SFAS 156 to have a material impact on its financial position or results of operations.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 addresses the accounting and disclosure of uncertain tax positions. Specifically, the interpretation requires that tax uncertainties be recognised in the financial statements using a “more likely than not” threshold. This interpretation is effective for fiscal years beginning after 15 December 2006. The Group is currently assessing the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS no. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after 15 November 2007. The Group is currently assessing the impact of adopting SFAS 157 on its financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires an employer to recognise the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognise changes in that funded status in comprehensive income in the year in which the changes occur. This statement replaces SFAS No. 87’s requirement to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. This statement also changes the date at which benefit obligations are to be measured to the date of the year-end balance sheet. This statement is effective for fiscal years ending after 15 December, 2006 with respect to the recognition of the funded status of its plans and for fiscal years ending after 15 December, 2008 with respect to the change in measurement date of the benefit obligation. Early adoption of both provisions is encouraged. The Group is currently in the process of determining the effect of this statement.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after 15 November, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after 15 November, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Group does not expect that the adoption of SAB No.108 would have a material effect on the Company’s consolidated financial statements.

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP)

	Consolidated
$ in millions	2006		2005
Income Statement (for years ended 30th June)
Net income of the consolidated entity per AIFRS	118.7		56.2
Less interest of outside equity holders after income tax	2.6		1.8

Net income attributable to Ansell Limited shareholders	116.1		54.4
Adjustments required to accord with US GAAP	(0.4)		75.8

Net Profit according to US GAAP	115.7		130.2

Weighted average number of shares per basic EPS calculations (millions)	158.3		167.5
Weighted average number of shares/options (millions)	1.5		1.6

Weighted average number of shares per diluted EPS calculations (millions)	159.8		169.1
Net income
Before income tax	123.6		130.4
Income tax expense	(7.9)		(0.2)

Net income per US GAAP	115.7		130.2

Earnings per share - basic and diluted (Australian Cents)
Net Income
- basic	73	¢	78	¢
- diluted	72	¢	77	¢

Condensed US GAAP Consolidated Statement of Income Data
Revenues	1,138.2		1,081.1
Total costs and expenses	1,008.7		941.1
Net interest expense	5.9		9.6
Tax expense	7.9		0.2

Net income	115.7		130.2

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

	Consolidated
$ in Millions	2006	2005
Reconciliation of Net Cash Provided by Operating Activities per AIFRS financial statements to Net Income after Tax Under US GAAP

Net Cash Provided by Operating Activities per AIFRS	131.7	152.8
Items classified as financing activities: (1)
Interest received	14.0	8.5
Interest paid	(20.0)	(21.9)

Net Cash Provided by Operating Activities per US GAAP	125.7	139.4
Depreciation	(23.9)	(23.4)
Amortisation	(1.6)	(1.5)
Share-based payments expense	(4.9)	(4.6)
Provision for doubtful debts – trade	(0.9)	0.1
Share of net profit/ of associate and joint venture entities	6.5	2.1

Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:
(Decrease)/Increase in trade and other receivables	9.8	(10.0)
(Decrease)/Increase in inventories	26.9	(28.5)
(Decrease)/Increase in other assets	(0.8)	(1.6)
(Increase)/Decrease in trade and other payables	(8.7)	32.8
(Increase)/Decrease in provisions	(3.9)	(1.5)
(Increase)/Decrease in retirement benefit obligations	1.6	(3.4)
(Increase)/Decrease in provision for deferred income tax	(7.2)	5.0
Increase/(Decrease) in future income tax benefit	16.8	12.8
(Increase)/Decrease in provision for income tax	(0.1)	(3.1)
(Loss)/Gain on sale of investments, properties, plant and equipment	(4.3)	0.5
Outside equity interest in profit for the year	(2.6)	(1.8)
Other	(12.7)	16.9

Net Income after tax	115.7	130.2

(1)	Interest is classified as a financing activity under AIFRS.

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

$ in Millions		Consolidated
	Note	2006	2005
Adjustments to reflect U.S. GAAP Income
Add/(Deduct): Amortisation of asset retirement obligation	34(m)	(0.1)	(0.1)
Pension Plans	34(d)	(2.4)	(5.2)
Net realisation of asset revaluation reserve and related depreciation adjustment on sale/liquidation of controlled entities, businesses and assets	34(a)	—	0.6
Net hedge (losses)/gains (brought to account)/ deferred for AIFRS	34(i)	(0.2)	0.1
Net change in fair value hedges	34(j)	(1.2)	0.4
Equity share in profit of South Pacific Tyres	34(k)	6.5	2.1
Reverse write-down of investment in South Pacific Tyres	34(k)	4.8	80.0
Loss on sale of investment in South Pacific Tyres	34(k)	(4.2)	—
Write-off development expenditure capitalised	34(n)	(3.6)	(2.1)

Total Adjustments		(0.4)	75.8

Shareholders’ Equity of the Group as at 30th June		653.7	623.4
Deduct: Outside equity interests	34(b)	(14.0)	(9.1)

Shareholders’ equity attributable to Ansell Limited		639.7	614.3

Adjustments required to accord with U.S. GAAP:
Add / (Deduct): Goodwill not capitalised for AIFRS - net of amortisation and amortisation adjustments on AIFRS goodwill (including fx impact)	34(g)	194.9	191.2
Amortisation of brand names – cumulative (including fx impact)	34(h)	(20.1)	(19.5)
Amortisation of asset retirement obligations	34(m)	(0.7)	(0.6)
Pension Plans	34(d)	20.5	32.0
Hedging adjustments net of nil tax	34(i)	—	0.2
Loans outstanding under ownership based remuneration scheme	34(c)	(1.2)	(1.4)
Net change in fair value hedges, hedged items and cash flow hedges	34(j)	—	1.2
Net gains/(losses) on cash flow hedges residing in Comprehensive Income	34(j)	2.8	6.8
Reverse AIFRS hedging reserve	34(j)	0.3	—
Additional minimum pension liability residing in Comprehensive Income	34(d)	(12.5)	(13.5)
Equity share of South Pacific Tyres net of reversal of write-down	34(k)	—	(7.1)
Development expenditure	34(n)	(5.7)	(2.1)

Total Adjustments		178.3	187.2

Ansell Limited Shareholders’ Equity according to U.S. GAAP (including Comprehensive Income)		818.0	801.5
Statement of Comprehensive Income:
Net profit per U.S. GAAP		115.7	130.2
Foreign Currency Translation Reserve net of nil tax		29.1	(51.2)
Unrealised net gain on cash flow hedges net of nil tax		(4.0)	2.1
Additional minimum pension liability net of nil tax		1.0	(0.3)

Comprehensive Income/(Loss)		141.8	80.8

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

$ in Millions	2006		2005
	Australian Fund	US Funds	Australian Fund	US Funds
Pension Plan data supporting Note 34(d)
Plan’s funded status at 30 June is summarised as follows:
Projected benefit obligation	16.7	55.6	17.4	54.3
Plan assets at fair value	17.4	47.3	17.0	38.1
Excess/(deficiency) of assets over benefit obligations	0.7	(8.3)	(0.4)	(16.2)
Unrecognised net gain/(loss)	8.0	12.5	12.0	15.2
Unrecognised prior service costs	—	—	—	(0.7)
Unrecognised net transition obligation/(asset) and other deferrals	—	—	—	—
Net Pension (Liability)/Asset	8.7	4.3	11.6	(1.7)

NET PENSION COST
Defined Benefit Plans:
- Service cost-benefits earned during the year	0.8	0.4	0.8	2.4
- Interest cost on projected benefit obligation	0.7	2.8	0.8	3.1
- Expected return on plan assets	(1.2)	(2.8)	(1.1)	(3.3)
- Net amortisation and settlement and curtailment (gain)/loss	2.7	0.3	3.4	1.3
Net Pension Cost of Defined Benefit Plans	3.0	0.7	3.9	3.5

ASSUMPTIONS (used to determine net pension cost)
Weighted average discount rate	4.9%	5.1%	5.0%	5.8%
Rate of increase in compensation level	4.0%	NA	4.0%	4.3%
Expected long term rate of return	7.0%	6.5%	7.0%	8.00%
The expected return on assets assumption is determined by weighting the expected
Long-term return for each asset class by the target allocation of assets to each class.
The returns used for each asset class are net of any investment expenses.

MEASUREMENT DATE	30 June 06	31 March 06	30 June 05	31 March 05
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation at beginning of year	17.4	54.3	20.6	56.7
Adjustment to value at beginning of year	—	—	(1.6)	—
Service cost	0.8	0.4	0.8	2.4
Interest cost	0.7	2.8	0.8	3.1
Transfers from/(to) other funds*	—	—	—	—
Member contributions	0.2	—	0.1	—
Actuarial (gain)/loss	—	2.1	(1.4)	1.3
Benefits, administrative expenses and tax paid	(2.4)	(3.3)	(1.8)	(5.9)
Curtailments and settlements	—	(0.8)	—	—
Foreign currency exchange rate changes	—	—	—	(3.3)
Projected Benefit Obligation at end of year	16.7	55.5	17.4	54.3

ASSUMPTIONS (used to determine end of year benefit obligations)
Weighted average discount rate	4.9%	5.8%	5.0%	5.8%
Rate of increase in compensation level	4.0%	NA	4.0%	4.3%

CHANGE IN PLAN ASSETS
Market value of assets at beginning of year	17.0	38.1	41.7	40.8
Adjustment to fair value at beginning of the year	—	—	(3.7)	—
Member/Employer Contributions	0.2	6.6	—	4.3
Transfers from/(to) other funds*	—	—	(21.4)	—
Benefits, administrative expenses and tax paid	(2.4)	(3.3)	(1.8)	(5.9)
Actual return on plan assets	2.6	5.9	2.2	2.3
Foreign currency exchange rate changes	—	—	—	(3.4)
Market value of assets at end of year	17.4	47.3	17.0	38.1

*	Represents removal of assets and liabilities relating to Ansell accumulation members from disclosures and transfer of amounts to South Pacific Tyres.

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

$ in Millions

Pension Plan data supporting Note 34(e) (continued)

CONTRIBUTIONS

Employer contributions to the Australian fund during the fiscal year ending 30 June 2007 are expected to be $0.4 million. In respect of its US plans the Company expects to contribute $0.1 million to the plans in 2007.

ADDITIONAL INFORMATION - AUSTRALIAN FUND

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2007	1.6
2008	1.7
2009	1.7
2010	1.4
2011	1.5
2012 - 2016	5.6

Plan Assets

The allocation of the Fund’s assets by asset category is as follows:

Asset Category	Target Allocation	Plan assets at 30 June
		2006	2005
Equity securities	64%	63%	65%
Fixed Interest	22%	19%	20%
Real estate	9%	11%	9%
Other	5%	7%	6%

The primary investment objective of the Ansell Employer Benefit Account is to achieve a rate of return (after tax and investment expenses) that exceeds inflation (CPI) increases by at least 4.0% per annum over rolling three year periods.

ADDITIONAL INFORMATION - USA FUNDS

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2007	4.3
2008	3.6
2009	3.5
2010	43.2
2011	0.9
2012 - 2016	4.9

Plan Assets

The allocation of the funded US pension plans’ weighted-average assets by asset category are as follows:

Asset Category	Target Allocation	Plan assets at 31 March
		2006	2005
Equity securities	67%	67%	68%
Debt securities	29%	26%	28%
Real estate	3%	3%	3%
Other	1%	1%	1%

The target allocation currently is 67% equity (49% US, 18% International), 3% real estate, 29% debt and 1% cash. The asset allocation is reviewed at least annually and adjusted based on past and future assumptions for market returns. The target asset allocation is expected to produce an assumed average annual rate of return of 6.5%. A gradual reduction in the level of equity investments is expected over future years as market conditions change in order to reflect the termination of the Cash Balance Plan, which is anticipated to occur in 2010 (subject to regulatory approvals). The investment approach dictated in the IPS is to maintain sufficient diversification by asset class and economic sectors. The IPS mandates that each manager be diversified and that significant sector deviations to the benchmark be explained and approved.

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors

$ in Millions	Consolidated
	2006	2005
US GAAP Equity Roll-forward

Opening Balance US GAAP equity	801.5	879.7
US GAAP Profit	115.7	130.2
Proceeds from issue of shares	4.1	5.0
Dividends	(30.2)	(23.6)
Share buy back	(103.1)	(156.1)
Share-based payments expense	4.9	4.6
Movement in Foreign Currency Translation Reserve	26.0	(44.5)
Unrealised net gain on cash flow hedges in OCI	(4.0)	2.1
Additional minimum pension liability in OCI	1.0	(0.3)
Movements in Loans outstanding under Employee Share Plan	0.2	(0.6)
Other (including FX on US GAAP adjustments)	1.9	5.0

Closing balance US GAAP equity	818.0	801.5

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors (continued)

$ in Millions	Consolidated
	2006	2005
Goodwill:
AIFRS goodwill - written down value 30 June	184.6	160.7
Add: Amortisation for AIFRS only from 1 July 2002	46.7	46.7
Add: Net Goodwill recognised for US GAAP only	33.3	33.3
Add :Adjustment for different amortisation basis on AIFRS goodwill	114.9	111.2

US GAAP goodwill - written down value 30 June	379.5	351.9

US GAAP Goodwill Comprises:
Gross Goodwill	435.8	404.1
Accumulated Amortisation	(56.3)	(52.2)

Written down value	379.5	351.9

Brand names
AGAAP brand names - 30 June	109.5	106.0
(Deduct): US GAAP accumulated amortisation	(20.1)	(19.5)

US GAAP Brand names - 30 June	89.4	86.5

Analysis of long-lived assets by Country (AIFRS values)
- Australia	21.9	79.7
- USA	250.6	244.8
- Malaysia	68.9	67.8
- Thailand	47.7	46.3
- Sri Lanka	37.7	37.2
- Other Countries	62.9	45.3

	489.7	521.1

Asset Retirement Obligations
Asset retirement obligations relate to future legal obligations to restore certain leased facilities to their original conditions as at the commencement of the lease.

Asset retirement obligation
Balance at beginning of period	1.0	0.9
Liabilities incurred in current period	0.1	0.1

Balance at end of period	1.1	1.0

Accumulated Other Comprehensive Income
Foreign Currency Translation Reserve net of nil tax	(160.3)	(189.4)
Unrealised net gain/(loss) on cash flow hedges net of nil tax	2.8	6.8
Additional minimum pension liability net of nil tax	(12.5)	(13.5)

	(170.0)	(196.1)

Item 18 : Consolidated Financial Statements

35. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(US GAAP) (CONTINUED)

Information for United States Investors (continued)

Ansell Limited Stock Incentive Plan – Supplementary US GAAP Information

Participants in the Plan are granted Performance Share Rights (PSRs) that vest in three annual tranches. PSRs vest immediately upon satisfaction of the performance conditions applicable to the performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The Nomination, Remuneration and Evaluation Committee announces a long term incentive plan annually which is subject to shareholder approval. As the plans run over a three year period, plans will overlap, and eligible participants may be measured against the respective performance conditions outlined under the individual plans.

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

In relation to the 2004 and 2005 financial years, the performance measures applicable to PSRs and options previously granted was for the segment EBITA for the Ansell Healthcare business to meet or exceed a prescribed target.

In relation to the 2006 financial year the financial hurdles were structured in such a way that there are two conditions to be met (Group consolidated sales and Earnings per Share), each accounting for 50% of the PSRs/options that potentially vest at 30 June 2006 and that within the two conditions are a threshold and a target. For each condition, if the threshold is not met, the PSRs/options attached to the condition do not vest. If the thresholds are exceeded the PSRs/options attached to the condition vest, however the number of PSRs/options that vest is then pro-rated up to the target where upon achievement vesting would be 100%. Any PSRs/options that do not vest (and that relate to a grant containing tranches that vest in future years) can be carried forward until the vesting date of the final tranche of that grant. Any such PSRs/options carried forward would be tested against the financial hurdles established for these future years.

Equity Accounted Investments – South Pacific Tyres

The investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd (collectively known as South Pacific Tyres) was disposed of during the year. Up until the date of sale equity accounting had been consistently applied for US GAAP purposes to the Group’s 50% interest in SPT. Summarised US GAAP financial information for SPT for the seven months ended 31 January 2006 and the year ended 30 June 2005 is as follows:

$ in millions	2006	2005
Statement of Financial Performance

Sales	565.1	994.8
Cost of Goods Sold	(381.5)	(693.8)
Expenses	(166.2)	(290.6)

Operating Profit/(Loss) before Income Tax	17.4	10.4
Income Tax Expense	(4.4)	(6.2)

Profit/(Loss) after Income Tax	13.0	4.2

Ansell’s 50% share	6.5	2.1
Statement of Financial Position

Current Assets		393.2
Non-Current Assets		224.5

Total Assets		617.7

Current Liabilities		517.2
Non-Current Liabilities		28.0

Total Liabilities		545.2

Net Assets		72.5

Shareholders’ Equity		72.5

Reconciliation of Investment in SPT and share of SPT’s Net Assets under US GAAP
Ansell’s share of SPT’s Net Assets under US GAAP		36.2
Plus New Zealand preference shares included within Liabilities for US GAAP purposes		4.6
Plus Other cumulative movements in SPT’s equity since cessation of equity accounting and other accounting adjustments		3.9

Investment value under US GAAP		44.7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Ansell Limited:

We have audited the accompanying consolidated balance sheets of Ansell Limited and its subsidiaries as of 30 June, 2006 and 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated statements of cash flows for each of the years ended 30 June 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansell Limited and its subsidiaries at 30 June, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended 30 June, 2006, in conformity with the Australian equivalents to International Financial Reporting Standards (“AIFRS”). In complying with AIFRS, the financial statements are also in conformity with International Financial Reporting Standards (“IFRS”).

As discussed in Note 1 to the consolidated financial statements, as a result of adopting AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement” on 1 July 2005, the Company changed its method of accounting for financial instruments. In accordance with an election taken under the relevant transitional provisions, the prior period comparatives have not been re-stated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 34 and 35 to the consolidated financial statements.

KPMG

Melbourne

5 September 2006, except for Notes 34 and 35, for which the date is 8 December 2006.

Item 19 : Exhibits

See Exhibit Index

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ansell Limited
Registrant

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Dated: 8 December 2006.

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